As confidentially submitted to the Securities and Exchange Commission on December 19, 2025.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein is strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Confidential Draft Submission No. 1
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ENZON PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2836	22-2372868
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20 Commerce Drive, Suite 135
Cranford, New Jersey 07016
(732) 980-4500
(Address, including zip code and telephone number including area code, of registrant’s principal executive offices)

Richard L. Feinstein
Chief Executive Officer, Chief Financial Officer and Secretary
Enzon Pharmaceuticals, Inc.
20 Commerce Drive, Suite 135
Cranford, New Jersey 07016
(732) 980-4500
(Name, address, including zip code and telephone number including area code, of agent for service)

With copies to:
Adam J. Agron Evan J. Leitch Brownstein Hyatt Farber Schreck, LLP 675 15th Street, Suite 2900 Denver, Colorado 80202 (303) 223-1100	Todd E. Mason Corby J. Baumann Benjamin M. Russell Thompson Hine, LLP 300 Madison Avenue, 27th Floor New York, New York 10017 (212) 344-5680	Joseph D. King Senior Vice President, General Counsel and Secretary Viskase Companies, Inc. 333 East Butterfield Road, Suite 400 Lombard, Illinois 60148 (630) 874-0700	Steven Khadavi Joseph Walsh Troutman Pepper Locke LLP 875 Third Avenue New York, New York 10022 (212) 704-6000
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon the satisfaction or waiver of all other conditions to consummation of the transactions described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus/consent solicitation statement is not complete and may be changed. Enzon Pharmaceuticals, Inc. may not issue the securities offered by this prospectus/consent solicitation statement until the registration statement filed with the Securities and Exchange Commission, of which this prospectus/consent solicitation statement is a part, is declared effective. This preliminary prospectus/consent solicitation statement does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of these securities is not permitted.
PRELIMINARY PROSPECTUS/CONSENT SOLICITATION STATEMENT —
SUBJECT TO COMPLETION, DATED DECEMBER 19, 2025
CONSENT SOLICITATION
PROSPECTUS FOR ISSUANCE OF UP TO [•] SHARES OF COMMON STOCK IN THE MERGER
PROSPECTUS FOR OFFER TO EXCHANGE SHARES OF SERIES C PREFERRED STOCK
FOR
COMMON STOCK
Dear Enzon Stockholders:
On behalf of the board of directors (the “Enzon Board”) of Enzon Pharmaceuticals, Inc. (“Enzon”), we are pleased to provide this letter and enclose the prospectus/consent solicitation statement relating to the proposed merger of Enzon and Viskase Companies, Inc. (“Viskase”).
On June 20, 2025, Enzon, Viskase and EPSC Acquisition Corp. (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Original Merger Agreement”), as amended by the First Amendment to the Agreement and Plan of Merger, dated October 24, 2025 (the “Merger Agreement Amendment,” and, together with the Original Merger Agreement, as it may be further amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”). Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, Merger Sub will merge with and into Viskase, with Viskase surviving the Merger as a wholly owned subsidiary of Enzon, and the separate corporate existence of Merger Sub will cease (the “Merger”), and promptly thereafter, Viskase will convert to a limited liability company under Delaware law. If the Merger is completed, the combined company will operate under the name “Viskase Holdings, Inc.” (the “Combined Company”) and its common stock will be quoted on the OTCQB tier of the OTC Markets Group, Inc. (the “Combined Company Common Stock”).
Upon consummation of the Merger, each share of Viskase’s common stock, par value $0.01 per share (the “Viskase Common Stock”) issued and outstanding immediately prior to the time at which the Merger becomes effective (the “Effective Time”) (other than shares of Viskase Common Stock (i) held by Viskase as treasury shares, (ii) owned by Enzon, Merger Sub or a wholly owned subsidiary of Viskase, Enzon or Merger Sub immediately prior to the Effective Time and (iii) dissenting shares) will be automatically converted into the right to receive a number of shares of Enzon’s common stock, par value $0.01 per share (the “Enzon Common Stock”) equal to the exchange ratio set forth in the Merger Agreement and described in the enclosed prospectus/consent solicitation statement.
No less than twenty-five (25) business days prior to the Effective Time, Enzon will commence an exchange offer pursuant to which Enzon will offer each holder of its Series C Non-Convertible Redeemable Preferred Stock, par value $0.01 per share (the “Enzon Series C Preferred Stock”) to exchange each share of Enzon Series C Preferred Stock held by such stockholder for a number of shares of Enzon Common Stock equal to (i) the aggregate liquidation preference of each share of Enzon Series C Preferred Stock, divided by (ii) the price equal to the average of the volume-weighted average price of Enzon Common Stock on the OTC market for the last twenty (20) trading days prior to (and including) October 24, 2025, rounded down to the nearest 1/100th of a penny (the “Series C Exchange Offer”). The accompanying prospectus/consent solicitation statement will also be used in connection with the Series C Exchange Offer. The Series C Exchange Offer will expire at [•] p.m., Eastern Time, on [•], 2026 unless extended or terminated in Enzon’s sole discretion or in accordance with applicable law.
Additionally, on June 20, 2025, concurrently with the execution of the Original Merger Agreement, Icahn Enterprises Holdings L.P. and certain of its affiliates (together, the “IEH Parties”) entered into a support agreement (as amended by the First Amendment to the Support Agreement, dated October 24, 2025, and as it may be further amended, modified or supplemented from time to time in accordance with its terms, the “IEH Support Agreement”) with Enzon and Viskase, pursuant to which the IEH Parties agreed to, among other things, not participate in the Series C Exchange Offer and, instead, convert their Enzon Series C Preferred Stock into Enzon Common Stock (the “IEH Share Exchange”).
As a result of the foregoing, and assuming that the Enzon Series C Preferred Stock is exchanged for Enzon Common Stock in full pursuant to the Series C Exchange Offer and the IEH Share Exchange, (a) holders of Enzon Common Stock immediately prior to the Effective Time are expected to own approximately 5% of the Combined Company Common Stock, (b) holders of Enzon Series C Preferred Stock are expected to own approximately 40% of the

Combined Company Common Stock and (c) holders of Viskase Common Stock are expected to own 55% of the Combined Company Common Stock. On June 20, 2025, the IEH Parties, as the holders of the majority of outstanding shares of Viskase Common Stock, executed and delivered the requisite action by written consent to Viskase consenting to the adoption of the Merger Agreement and the Merger by Viskase. Furthermore, on November 11, 2025, the IEH Parties, as the holders of the majority of the outstanding shares of Viskase Common Stock, executed and delivered the requisite action by written consent to Viskase consenting to the adoption of the Merger Agreement Amendment and the Merger by Viskase.
Under the Merger Agreement, prior to the Effective Time, Enzon intends to effect an amendment to the Enzon Amended and Restated Certificate of Incorporation (the “Enzon Charter,” and such amendment, the “Enzon Charter Amendment”) to effect the consolidation of the issued and outstanding shares of Enzon Common Stock at a ratio of 1 for 100 (the “Reverse Stock Split”).
Enzon is asking its stockholders to approve the Enzon Charter Amendment to effect the Reverse Stock Split, which will reduce the total number of shares of Enzon Common Stock outstanding, and to approve the adoption of the Merger Agreement.
The adoption of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Reverse Stock Split, requires an affirmative vote by written consent of the holders of a majority of the outstanding shares of Enzon Common Stock entitled to vote thereon. We are therefore sending the accompanying prospectus/consent solicitation statement to the holders of Enzon Common Stockto request that they consider and approve, via written consent, (i) the Reverse Stock Split (the “Reverse Stock Split Proposal”) and (ii) the adoption of the Merger Agreement (the “Merger Proposal” and, together with the Reverse Stock Split Proposal, the “Enzon Proposals”). Because Viskase stockholders have already approved the Merger by written consent, no meeting of Viskase stockholders will be held with respect to the Merger, and their approval of the Merger is not being sought.
Pursuant to the IEH Support Agreement, the IEH Parties agreed to, among other things and subject to certain exceptions, deliver written consents with respect to all of the issued and outstanding shares of Enzon Common Stock held by the IEH Parties approving the Enzon Proposals. As of [•], 2026 (the “Enzon Record Date”), the IEH Parties are entitled to vote [36,056,636] shares of Enzon Common Stock, or approximately [48.6]% of the issued and outstanding shares of Enzon Common Stock. Accordingly, assuming delivery of written consents from the IEH Parties pursuant to the terms of the IEH Support Agreement, written consents with respect to [1,050,666] shares of Enzon Common Stock will be needed to approve the Enzon Proposals.
More information about Enzon, Viskase and the Merger is contained in the accompanying prospectus/consent solicitation statement. Enzon urges you to read the accompanying prospectus/consent solicitation statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED IN THE SECTION TITLED “RISK FACTORS” BEGINNING ON PAGE 56 OF THE ACCOMPANYING PROSPECTUS/CONSENT SOLICITATION STATEMENT.
Enzon and Viskase are excited about the opportunities the Merger brings to both Enzon and Viskase stockholders and thank you for your consideration and continued support.

Richard L. Feinstein, Enzon Pharmaceuticals, Inc.
Chief Executive Officer, Chief Financial Officer
and Secretary
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROSPECTUS/CONSENT SOLICITATION STATEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
The accompanying prospectus/consent solicitation statement is dated [•], 2026, and is expected to be mailed to Enzon stockholders on or about [•], 2026.

ENZON PHARMACEUTICALS, INC.
20 Commerce Drive, Suite 135
Cranford, New Jersey 07016
NOTICE OF SOLICITATION OF WRITTEN CONSENT OF THE STOCKHOLDERS OF ENZON
Dear Enzon Stockholders:
Pursuant to an Agreement and Plan of Merger, dated as of June 20, 2025 (the “Original Merger Agreement”), by and among Enzon Pharmaceuticals, Inc. (“Enzon”), Viskase Companies, Inc. (“Viskase”) and EPSC Acquisition Corp. (“Merger Sub”), as amended by the First Amendment to the Agreement and Plan of Merger, dated October 24, 2025 (the “Merger Agreement Amendment,” and, together with the Original Merger Agreement, as it may be further amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), Merger Sub will merge with and into Viskase, with Viskase surviving the merger as a wholly owned subsidiary of Enzon, on the terms and subject to the satisfaction of the conditions described in the Merger Agreement (the “Merger”), and promptly thereafter, Viskase will convert into a limited liability company under Delaware law.
The accompanying prospectus/consent solicitation statement is being delivered to you on behalf of the board of directors of Enzon (the “Enzon Board”) to request that holders of Enzon’s common stock, par value $0.001 per share (the “Enzon Common Stock”), as of the record date of [•], 2026 (the “Enzon Record Date”), execute and return written consents to approve proposals for (i) an amendment to the Enzon Amended and Restated Certificate of Incorporation (the “Enzon Charter,” and such amendment, the “Enzon Charter Amendment”) to effect the consolidation of the issued and outstanding shares of Enzon Common Stock at a ratio of 1 for 100 in connection with the Merger (the “Reverse Stock Split” and, such proposal, the “Reverse Stock Split Proposal”) and (ii) the adoption of the Merger Agreement (the “Merger Proposal” and, together with the Reverse Stock Split Proposal, the “Enzon Proposals”). Only holders of Enzon Common Stock as of the close of business on the Enzon Record Date are entitled to receive notice of solicitation of written consent.
As of the Enzon Record Date, [74,214,603] shares of Enzon Common Stock are issued and outstanding and the consent of [37,107,302] of the issued and outstanding shares of Enzon Common Stock is required to approve each of the Enzon Proposals, which represents a majority of the issued and outstanding shares of Enzon Common Stock as of the Enzon Record Date. As of the Enzon Record Date, Icahn Enterprises Holdings L.P. and its affiliates (together, the “IEH Parties”) are entitled to vote [36,056,636] shares of Enzon Common Stock, or approximately [48.6]% of the issued and outstanding shares of Enzon Common Stock. The IEH Parties entered into a support agreement with Enzon and Viskase (as amended by the First Amendment to the Support Agreement, dated October 24, 2025, by and among Enzon, Viskase and the IEH Parties), pursuant to which the IEH Parties agreed to, among other things, and subject to certain exceptions, deliver written consents with respect to all of the issued and outstanding shares of Enzon Common Stock held by the IEH Parties approving the Enzon Proposals. Accordingly, assuming delivery of written consents from the IEH Parties pursuant to the terms of the IEH Support Agreement, written consents with respect to [1,050,666] shares of Enzon Common Stock will be needed to approve the Enzon Proposals.
The accompanying prospectus/consent solicitation statement describes the Reverse Stock Split Proposal, the Merger Proposal and the actions to be taken in connection therewith and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Annex A to the accompanying prospectus/consent solicitation statement and a copy of the Merger Agreement Amendment is attached as Annex A-1 to the accompanying prospectus/consent solicitation statement.

A special committee of the Enzon Board consisting of only independent and disinterested directors (the “Enzon Special Committee”) and the Enzon Board considered the terms of the Merger Agreement. The Enzon Board, upon the unanimous recommendation of the Enzon Special Committee, unanimously recommends that the holders of Enzon common stock entitled to vote deliver a written consent “FOR” the approval of the Reverse Stock Split Proposal and the Merger Proposal by executing and returning the written consent, electronically or by mail, furnished with the prospectus/consent solicitation statement.
On June 20, 2025, the IEH Parties, as the holders of the majority of outstanding shares of Viskase, executed and delivered an action by written consent to Viskase consenting to the adoption of the Merger Agreement and the Merger by Viskase. On November 11, 2025, the IEH Parties, as the holders of the majority of the outstanding shares of Viskase, executed and delivered an action by written consent to Viskase consenting to the adoption of the Merger Agreement Amendment and approval of the Merger by Viskase. Such written consents constitute the requisite stockholder approval required for Viskase to consummate the Merger. Neither Enzon nor Viskase will hold a stockholders’ meeting to consider the Reverse Stock Split Proposal or the Merger Proposal.
The consent of the Enzon stockholders is very important.   The Merger cannot be completed unless each of the Reverse Stock Split Proposal and the Merger Proposal is approved by the written consent of the holders of a majority of the issued and outstanding shares of Enzon Common Stock entitled to vote thereon. The enclosed prospectus/consent solicitation statement provides Enzon stockholders with detailed information about the Merger, the Reverse Stock Split Proposal and the Merger Proposal. We encourage you to review these materials carefully and provide your written consent as soon as possible by following the instructions in the accompanying prospectus/consent solicitation statement to make sure that your shares are properly represented. If your shares are held in “street name” by a brokerage firm, bank or other nominee, please follow the instructions furnished by such brokerage firm, bank or other nominee. If you do not execute and return your written consent, or otherwise withhold your written consent, it will have the same effect as voting against the Reverse Stock Split Proposal and the Merger Proposal.
The Enzon Board has set the Enzon Record Date for determining the holders of Enzon common stock entitled to execute and deliver written consents with respect to this solicitation. If you are a holder of Enzon common stock on the Enzon Record Date, you are urged to complete, date and sign the enclosed written consent and return it to Enzon. Please see the section titled “Enzon Solicitation of Written Consent” of the accompanying prospectus/consent solicitation statement for further information.
Please complete, date and sign the written consent furnished with the accompanying prospectus/consent solicitation statement and return it promptly to Enzon by one of the means described in the section titled “The Merger — Enzon Solicitation of Written Consents” as soon as possible. Once a sufficient number of consents to adopt the Enzon Proposals has been received, the consent solicitation will conclude.
The Enzon Board has set [•] [a.m./p.m.], Eastern Time, on [•], 2026, as the target date for the receipt of written consents.
By order of the Enzon Board of Directors of Enzon Pharmaceuticals, Inc.

Richard L. Feinstein
Chief Executive Officer, Chief Financial Officer and Secretary
Cranford, New Jersey
[•], 2026

ADDITIONAL INFORMATION
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Enzon (File No. 333-     ) (the “Registration Statement”), constitutes a prospectus of Enzon under Section 5 of the Securities Act, with respect to (i) the issuance of shares of Enzon Common Stock in the event that the merger described in this prospectus/consent solicitation statement is consummated and (ii) the issuance of Enzon Common Stock in connection with the Series C Exchange Offer. This document also constitutes a consent solicitation of Enzon stockholders pursuant to which Enzon stockholders are being asked to consider and consent to the merger, among other matters.
Enzon files periodic reports and other information with the SEC as required by the Exchange Act. You can obtain any of the documents delivered with this prospectus/consent solicitation statement from the SEC’s website at www.sec.gov, and they are available for you to review at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. This prospectus/consent solicitation statement also includes important business and financial information about Viskase. Additional copies are available to you without charge upon your request in writing, by email or by telephone from Enzon or Viskase at their respective addresses and telephone numbers listed below or by accessing such documents on the websites listed below. Any other information provided on the websites listed below is not a part of this prospectus/consent solicitation statement and should not be relied upon in connection with your evaluation of the Reverse Stock Split Proposal and the Merger Proposal described herein.
For Enzon stockholders:	For Viskase stockholders:
Enzon Pharmaceuticals, Inc. 20 Commerce Drive, Suite 135 Cranford, New Jersey 07016 Phone: (732) 980-4500 investor@enzon.com www.enzon.com	Viskase Companies, Inc. 333 East Butterfield Road, Suite 400 Lombard, Illinois 60148 Phone: (630) 874-0700 joe.king@viskase.com www.viskase.com
In addition, if you have questions about the merger or the solicitation of Enzon written consents, or if you need to obtain copies of this prospectus/consent solicitation statement or other related documents, you may contact the consent solicitor of Enzon, whose contact information is as follows:
HKL & Co., LLC
3 Columbus Circle, 15FL
New York, New York 10019
Banks and Brokerage Firms Please Call Collect: (212) 468-5380
All Others Call Toll-Free: (800) 326-5997
Email: enzn@hklco.com
To ensure timely delivery, any request must be made no later than [•], 2026, which is five business days before the expiration date of the Series C Exchange Offer.
For additional details about where you can find information, please see the section titled “Where You Can Find More Information” in this prospectus/consent solicitation statement.

i

ABOUT THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT
Enzon has filed with the SEC a registration statement on Form S-4 (File No. 333-     ), of which this prospectus/consent solicitation statement forms a part.
You should rely on the information contained in this prospectus/consent solicitation statement, including the detailed information regarding Enzon.
Neither Enzon nor Viskase has authorized anyone to provide you with information different from that contained in this prospectus/consent solicitation statement. Enzon takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information in this prospectus/consent solicitation statement, any document incorporated herein by reference or any Annex or Exhibit is accurate as of any date other than the date on the front of those documents. You should not consider this prospectus/consent solicitation statement to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus/consent solicitation statement to be an offer or solicitation relating to the securities offered hereby if the Person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.
Except where the context otherwise indicates, the information concerning Enzon contained in or incorporated by reference into this prospectus/consent solicitation statement has been provided by Enzon, and the information concerning Viskase contained in this prospectus/consent solicitation statement has been provided by Viskase. Enzon has relied on Viskase to provide such information and has not independently verified the information provided by Viskase. Enzon has also relied on Viskase’s representations and warranties related to such information in the Merger Agreement.
Prior to making any decision with respect to the proposals herein, you should read this prospectus/consent solicitation statement, together with the documents incorporated by reference herein and the Annexes and Exhibits thereto, and for additional information, please see the description in the section titled “Where You Can Find More Information” in this prospectus/consent solicitation statement.

v

FREQUENTLY USED TERMS
Unless otherwise indicated or as the context otherwise requires, all references in this prospectus/consent solicitation statement to:
“382 Rights Agreement” means that certain Section 382 Rights Agreement, dated as of August 14, 2020, as amended, by and between Enzon and Continental Stock Transfer & Trust Company.
“Acceptable Confidentiality Agreement” means a customary confidentiality agreement entered into by Enzon containing provisions (i) not less favorable to Enzon in any material respect than those set forth in the Confidentiality Agreement, (ii) that require any counterparty thereto (and any of its Affiliates and Representatives named therein) that receives non-public information of or with respect to Enzon and its Subsidiaries to keep such information confidential; provided that the provisions contained therein are no less restrictive in any material respect to such counterparty (and any of its Affiliates and Representatives named therein) than those set forth in the Confidentiality Agreement (it being understood that an Acceptable Confidentiality Agreement need not include a standstill provision) and (iii) does not prohibit Enzon from providing any information to Viskase in accordance with, and otherwise complying with the Merger Agreement.
“Affiliate” means, with respect to any Person, any other Person that directly, or through one (1) or more intermediaries, controls or is controlled by or is under common control with such Person; provided, however, that with respect to (i) Viskase, “Affiliate” means any Person that is controlled, directly or indirectly, by Viskase and (ii) Enzon, “Affiliate” means any Person that is controlled, directly or indirectly, by Enzon. As used herein, the term “control” means: (A) the power to vote at least ten percent (10%) of the voting power of a Person or (B) the possession, directly or indirectly, of any other power to direct or cause the direction of the management and policies of such a Person, whether through ownership of voting securities, by contract or otherwise.
“Beneficially Own” means, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act (or any successor statute or regulation).
“Cash on Hand” means all cash and cash equivalents of Enzon, in each case, determined in accordance with U.S. GAAP, and held in any account of Enzon, (i) excluding the amount of any issued but uncleared checks, wires or drafts and any cash overdrafts and restricted cash and (ii) including checks and drafts deposited for the account of Enzon or on hand at Enzon or available for deposit for the account of Enzon.
“Closing” means the Closing of the Merger.
“Closing Date” means date upon which the Closing occurs.
“Code” means the Internal Revenue Code of 1986, as amended.
“Combined Company” means Enzon, after giving effect to the Merger, which will be renamed “Viskase Holdings, Inc.” in connection with the Closing.
“Confidentiality Agreement” means that certain confidentiality agreement between Viskase and Enzon, dated as of January 3, 2025.
“Court” means the Delaware Court of Chancery.
“Delaware LLC Act” means the Limited Liability Company Act of the State of Delaware.
“DGCL” means the General Corporation Law of the State of Delaware.
“Dissenting Viskase Shares” means shares of Viskase Common Stock that are issued and outstanding immediately prior to the Effective Time and held by the stockholders of Viskase who have not voted in favor of the adoption of the Merger Agreement (or consented thereto in writing) and who shall have properly demanded appraisal of such shares of Viskase Common Stock in accordance with, and who have otherwise complied in all respects with, Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal under the DGCL.
“Effective Time” means the time at which the Merger shall become effective.
“EisnerAmper” means EisnerAmper LLP, an independent registered public accounting firm, serving as Enzon’s auditor.
“Enzon” means Enzon Pharmaceuticals, Inc., a Delaware corporation.
“Enzon 20-Day VWAP” means the price equal to the average of the volume-weighted average price of Enzon Common Stock on the “OTCQB” tier of the OTC (as reported by Bloomberg or, if not reported thereby, in another authoritative source mutually selected by Enzon, Viskase and IEH) for the last twenty (20) Trading Days prior to (and including) October 24, 2025, rounded down to the nearest 1/100th of a penny (as adjusted to take into account the Reverse Stock Split, to the extent the Reverse Stock Split is effectuated prior to the date of the relevant issuance of Enzon Common Stock). The Enzon 20-Day VWAP as calculated pursuant to the definition provided in the Merger Agreement is $0.08 per share of Enzon Common Stock, which after giving effect to the Reverse Stock Split of 1 for 100, will be adjusted to $7.83.
“Enzon Balance Sheet Date” means the date of the most recent consolidated balance sheet included, prior to the date of the Merger Agreement, in the material reports, schedules, forms, statements and other documents required to be filed or furnished by Enzon with or to the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2023.
“Enzon Board” means the board of directors of Enzon.
“Enzon By-Laws” means the Second Amended and Restated By-Laws of Enzon, as amended and restated from time to time.
“Enzon Charter” means the Amended and Restated Certificate of Incorporation of Enzon, as amended and restated from time to time.
“Enzon Common Stock” means Enzon’s common stock, $0.01 par value per share.
“Enzon Organizational Documents” means the Enzon Charter and the Enzon By-Laws.
“Enzon Recommendation” means the recommendation by the Enzon Board (acting upon the unanimous recommendation of the Enzon Special Committee) that the stockholders of Enzon entitled to vote thereon (i) adopt the Merger Agreement and (ii) approve an amendment to the Enzon Charter in the form of Exhibit B to the Merger Agreement Amendment, which is attached as Annex A-1 to this prospectus/consent solicitation statement to, among other things, effect the Reverse Stock Split.
“Enzon Series C Preferred Stock” means Enzon’s Series C Non-Convertible Redeemable Preferred Stock, $0.01 par value per share.
“Enzon Special Committee” means a special committee of the Enzon Board consisting only of independent and disinterested directors that the Enzon Board determined to be disinterested directors within the meaning of the DGCL.
“Enzon Stock” means any and all classes of shares of Enzon, including Enzon Common Stock and Enzon Series C Preferred Stock.
“Enzon Stockholder Approval” means the affirmative vote (in Person, by proxy or by written consent) of the holders of a majority of the outstanding shares of Enzon Common Stock entitled to vote thereon to (i) adopt the Merger Agreement and (ii) approve an amendment to the Enzon Charter in the form of Exhibit B to the Merger Agreement Amendment, which is attached as Annex A-1 to this prospectus/consent solicitation statement to, among other things, effect the Reverse Stock Split.
“Enzon Transaction Litigation” means any stockholder litigation or claim against Enzon and/or its directors or officers relating to the Merger or the other transactions contemplated by the Merger Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“FASB” means the Financial Accounting Standards Board.
“Grant Thornton” means Grant Thornton LLP, an independent registered public accounting firm, serving as Viskase’s auditor.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“IEH” means Icahn Enterprises Holdings L.P., a Delaware limited partnership.
“IEH Parties” means, collectively, IEH, American Entertainment Properties Corp., a Delaware corporation (“AEP”), Icahn Partners LP, a Delaware limited partnership (“IPLP”), and Icahn Partners Master Fund LP, a Delaware limited partnership (“IPMF”).
“IEH Share Exchange” means the exchange of all shares of Enzon Series C Preferred Stock Beneficially Owned by each IEH Party for a number of shares of Enzon Common Stock equal to (i) (A) the aggregate Liquidation Preference of such shares of Enzon Series C Preferred Stock, divided by (ii) the Enzon 20-Day VWAP.
“IEH Support Agreement” means the Support Agreement, dated as of June 20, 2025, by and among Enzon, Viskase and the IEH Parties, a copy of which is attached as Annex B to this prospectus/consent solicitation statement, as amended by the IEH Support Agreement Amendment and as the same may be amended, modified or supplemented from time to time in accordance with its terms.
“IEH Support Agreement Amendment” means that certain First Amendment to the Support Agreement, dated October 24, 2025, by and among Enzon, Viskase and the IEH Parties, a copy of which is attached as Annex B-1 to this prospectus/consent solicitation statement.
“IRS” means the United States Internal Revenue Service.
“Intended Tax Treatment” means (i) the Merger and the conversion of Viskase into a limited liability company undertaken as part of the Merger Agreement will, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder, (ii) Enzon and Viskase will each be a party to the reorganization within the meaning of Section 368(b) of the Code and (iii) the Merger Agreement will constitute a “plan of reorganization” within the meaning of the Code.
“Lien” means any mortgage, pledge, security interest, encumbrance, title defect, lien (statutory or other), conditional sale agreement, claim, charge, adverse right, prior assignment, hypothecation, limitation or restriction.
“Liquidation Preference” has the meaning given to it in the Certificate of Designation of Series C Non-Convertible Redeemable Preferred Stock of Enzon, which, for the avoidance of doubt, includes accrued and unpaid dividends on the Enzon Series C Preferred Stock.
“Merger” means the Merger of Merger Sub with and into Viskase with Viskase continuing as the surviving corporation and as a wholly owned Subsidiary of Enzon following the Merger.
“Merger Agreement” means the Agreement and Plan of Merger, dated as of June 20, 2025, by and among Enzon, Merger Sub and Viskase, a copy of which is attached as Annex A to this prospectus/consent solicitation statement, as amended by the Merger Agreement Amendment and as the same may be amended, modified or supplemented from time to time in accordance with its terms.
“Merger Agreement Amendment” means that certain First Amendment to the Merger Agreement, dated October 24, 2025, by and among Enzon, Merger Sub and Viskase, a copy of which is attached as Annex A-1 to this prospectus/consent solicitation statement.
“Merger Sub” means EPSC Acquisition Corp., a Delaware corporation and wholly owned Subsidiary of Enzon.

“Minimum Cash Condition” means at the Closing, Enzon having Cash on Hand of an amount that is equal to or greater than $40,000,000.
“OTC Markets” means OTC Markets Group, Inc.
“Permitted Lien” means (i) Liens for taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the balance sheet of the applicable Person, (ii) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar Liens arising or incurred in the ordinary course of business, (iii) non-monetary Liens that would be disclosed on title policies, title commitments and/or surveys; provided that the same do not materially interfere with the business of Enzon or its Subsidiaries or Viskase or its Subsidiaries, as applicable, or the operation of the property as presently conducted to which they apply, (iv) Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions or other social security or retirement benefits or similar legislation, (v) deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (vi) deposits to secure the performance of bids, tenders, trade contracts (other than contracts for indebtedness for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (vii) easements, rights of way, zoning ordinances, variances, any set of facts that would be disclosed by an accurate up-to-date survey and other similar encumbrances affecting a Person’s properties, none of which materially interfere with the business of Enzon or its Subsidiaries or Viskase or its Subsidiaries, as applicable, or the operation of the property as presently conducted to which they apply, (viii) non-exclusive licenses of intellectual property rights granted in the ordinary course of business and (ix) Liens not created by any of Enzon or Viskase (or their Subsidiaries) that affect the underlying fee interest of any leased real property of Enzon or Viskase (or their Subsidiaries).
“Person” means an individual, corporation, limited liability company, partnership, association, trust, other entity or group (as defined in the Exchange Act).
“Proposed Charter Amendment” means the Amendment to the Enzon Charter, the form of which is attached to this prospectus/consent solicitation statement as Exhibit B to the Merger Agreement Amendment, which is attached as Annex A-1 to this prospectus/consent solicitation statement.
“Representative” means, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors, consultants and other advisors or Representatives.
“Reverse Stock Split” means the consolidation of the issued and outstanding shares of Enzon Common Stock at a ratio of 1 for 100 as contemplated by the Merger Agreement and the Proposed Charter Amendment.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Series C Exchange Offer” means the exchange offer pursuant to which Enzon will offer each holder of Enzon Series C Preferred Stock to exchange each such holder’s shares of Enzon Series C Preferred Stock for shares of Enzon Common Stock, pursuant to the terms and subject to the conditions set forth in the Merger Agreement.
“Subsidiary” means, when used with respect to any Person, (i) any corporation, partnership or other organization, whether incorporated or unincorporated, (A) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (B) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one (1) or more of its Subsidiaries, or by such Person and one (1) or more of its Subsidiaries, or (ii) any partnership, limited liability company, association, joint venture or other business entity, of which a majority of the partnership, joint venture or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one (1) or more Subsidiaries of that Person or a combination thereof.
“Surviving Company” means Viskase Companies, Inc., a Delaware corporation, after giving effect to the Merger of Viskase and Merger Sub, in connection with the Closing.
“Surviving Company Conversion” means the conversion of the Surviving Company into a limited liability company under Section 266 of the DGCL and Section 18-214 of the Delaware LLC Act.
“Takeover Law” means any law that restricts a “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover law.
“Total Closing Share Number” means the number equal to (i) the number of shares of Enzon Common Stock issued and outstanding as of immediately prior to the Effective Time (after giving effect to the Reverse Stock Split, the IEH Share Exchange and the shares of Enzon Common Stock issued pursuant to the Series C Exchange Offer), divided by (ii) 0.45.
“Trading Day” means, with respect to Enzon Common Stock, a day on which shares of Enzon Common Stock are traded on OTC.
“U.S. GAAP” means generally accepted accounting principles in the United States.
“Viskase” means Viskase Companies, Inc., a Delaware corporation.
“Viskase Balance Sheet Date” means March 31, 2025.
“Viskase Board” means the board of directors of Viskase.
“Viskase Bylaws” means the Amended and Restated Bylaws of Viskase, as amended and restated from time to time.
“Viskase Charter” means the Amended and Restated Certificate of Incorporation of Viskase, as amended and restated from time to time.
“Viskase Common Stock” means Viskase’s common stock, $0.01 par value per share.
“Viskase Closing Share Number” means the number of shares of Enzon Common Stock equal to (i) the Total Closing Share Number, minus (ii) the number of shares of Enzon Common Stock issued and outstanding as of immediately prior to the Effective Time (after giving effect to the Reverse Stock Split, the IEH Share Exchange and the shares of Enzon Common Stock issued pursuant to the Series C Exchange Offer).
“Viskase Credit Agreement” means that certain Credit Agreement, dated as of October 9, 2020, by and among Viskase, Bank of America, N.A., and other lenders, as amended by the First Amendment, dated August 13, 2021, as further amended by the Second Amendment, dated August 10, 2022, and as further amended by the Limited Waiver Third Amendment to Credit Agreement, dated February 14, 2025, the Fourth Amendment to Credit Agreement, dated July 25, 2025, the Fourth Amendment Fee Letter to Credit Agreement, dated July 25, 2025 and the Fifth Amendment to Credit Agreement, dated October 10, 2025.
“Viskase Material Adverse Effect” means any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, is or would reasonably be expected to (i) be materially adverse to the business, results of operations, assets or financial condition of Viskase and its Subsidiaries, taken as a whole, or (ii) materially delay, impede or prevent the transactions contemplated by the Merger Agreement on or before the Termination Date; provided, however, that for purposes of subclause (i), Viskase Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of (A) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, (B) changes or conditions generally affecting the industries, businesses, or segments thereof, in which Viskase or its Subsidiaries operate, (C) any change after the date thereof in applicable law, regulation, GAAP or accounting standards (or authoritative interpretation of any of the foregoing), (D) the announcement of the IEH Support Agreement or the transactions contemplated thereby or the terms thereof or the consummation of the transactions contemplated by the Merger Agreement, including the impact thereof on the relationships of Viskase or its Subsidiaries with customers, suppliers, distributors, partners, officers or employees, (E) pandemics, epidemics, COVID-19, acts of war (whether or not declared), armed hostilities, sabotage, terrorism or cyber-attack, or any escalation or worsening of any acts of war, armed hostilities, sabotage, terrorism or cyber-attack threatened or underway as of the date of the Merger Agreement (including requirements for business closures, restrictions on operations or “sheltering-in-place”), (F) earthquakes, hurricanes, floods, or other natural disasters or other weather-related or force majeure events, (G) any failure, in and of itself, by Viskase to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (H) any change in the market price or trading volume of Viskase’s securities or downgrade in Viskase’s credit rating, (I) tariffs, trade wars or similar matters, (J) any demands, litigation or similar actions brought by stockholders of Viskase in connection with the Merger Agreement and the transactions contemplated thereby or (K) the taking of any specific action expressly required by the Merger Agreement or taken with Enzon’s written consent or the failure to take any specific action expressly prohibited by the Merger Agreement and as for which Enzon declined to consent; except, in each case, with respect to the exceptions set forth in (A), (B), (C) or (E), to the extent materially disproportionately affecting Viskase and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Viskase operates, then the incremental material disproportionate impact of such event, change, circumstance, effect, development or state of facts shall be taken into account for the purpose of determining whether a Viskase Material Adverse Effect has occurred. Notwithstanding the foregoing, if Enzon, Merger Sub or any of their respective Representatives knew of the material facts of a matter prior to October 24, 2025 (including in connection with any request made pursuant to Section 5.1 of the Merger Agreement), then no effect, change, event or occurrence arising out of, or resulting from, such facts shall constitute a Viskase Material Adverse Effect for all purposes under the Merger Agreement; provided that, for the avoidance of doubt, a Viskase Material Adverse Effect may result from facts that Enzon, Merger Sub or any of their respective Representatives become aware of after October 24, 2025.
“Viskase Organizational Documents” means the Viskase Charter and the Viskase Bylaws.
“Viskase Preferred Stock” means Viskase’s preferred stock, par value $0.01 per share.
“Viskase Special Committee” means a special committee of the Viskase Board consisting only of independent and disinterested directors that the Viskase Board determined to be disinterested directors within the meaning of the DGCL.
“Viskase Stockholder Approval” means the affirmative vote (in person, by proxy or by written consent) of the holders of a majority of the outstanding shares of Viskase Common Stock to (i) adopt the Merger Agreement and (ii) approve the Merger.
“Viskase Transaction Litigation” means any stockholder litigation or claim against Viskase and/or its directors or officers relating to the Merger or the other transactions contemplated by the Merger Agreement.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE CONSENT SOLICITATION
The following are answers to certain questions you may have regarding the Merger Agreement, the transactions contemplated thereby and the solicitation of Enzon written consents. You are encouraged to read this entire prospectus/consent solicitation statement carefully and in its entirety because the information in this section does not provide all of the information that might be important to you. Additional important information is also contained in the Annexes and exhibits to this prospectus/solicitation statement, as well as described in the section titled “Where You Can Find More Information” in this prospectus/consent solicitation statement.
Q:
What is the proposed transaction?

A:
Viskase has agreed to merge with a wholly owned Subsidiary of Enzon under the terms of the Merger Agreement, which is further described in this prospectus/consent solicitation statement. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the consummation of the Reverse Stock Split, the IEH Share Exchange, the Series C Exchange Offer and receipt of the requisite written consent of Enzon stockholders, Merger Sub will merge with and into Viskase, with Viskase surviving the Merger as a wholly owned Subsidiary of Enzon, and promptly thereafter, Viskase will convert into a limited liability company under Delaware law.

Q:
Why am I receiving this consent solicitation statement?

A:
Enzon is sending these materials to the holders of Enzon Common Stock at the close of business on the record date of [•], 2026 (the “Enzon Record Date”), to seek approval of the Reverse Stock Split Proposal and the Merger Proposal. This prospectus/consent solicitation statement provides important information about the Merger and the other transactions contemplated by the Merger Agreement, including the Reverse Stock Split, and is intended to help you make an informed decision on whether to provide your written consent.

Q:
What are the specific proposals to which Enzon stockholders are being asked to consent?

A:
Enzon stockholders are being asked to approve the following proposals:

1.
Reverse Stock Split Proposal — Enzon is soliciting stockholder approval for an amendment to the Enzon Charter to, among other things, effect a consolidation of the issued and outstanding shares of Enzon Common Stock, pursuant to which the shares of Enzon Common Stock would be combined and reclassified at a ratio of 1 to 100.

2.
Merger Proposal — Enzon is soliciting stockholder approval for the adoption of the Merger Agreement, including the Merger and the other transactions contemplated thereby.

Please see the sections titled “Enzon Proposal 1: Approval of the Reverse Stock Split” and “Enzon Proposal 2: Adoption of the Merger Agreement” in this prospectus/consent solicitation statement for further information regarding the Enzon Proposals.
Q:
Why is Enzon proposing the Merger?

A:
The Enzon Board, acting on the unanimous recommendation of the Enzon Special Committee, unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, Enzon and the Enzon stockholders. Please see the section titled “The Merger — Enzon’s Reasons for the Merger; Recommendation of the Enzon Special Committee and the Enzon Board of Directors” in this prospectus/consent solicitation statement for further information regarding the reasons for the Merger. Please also see the section titled “Opinion of the Enzon Special Committee’s Financial Advisor” in this prospectus/consent solicitation statement for information regarding the opinion, dated October 21, 2025, of the Enzon Special Committee’s financial advisor which was provided to the Enzon Special Committee (in its capacity as such) for its information and assistance in connection with its consideration of the financial terms of the Merger.

Q:
What stockholder consent is required to approve the Enzon Proposals?

A:
Approval of each of the Reverse Stock Split Proposal and the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Enzon Common Stock entitled to vote thereon.

As of the Enzon Record Date, [74,214,603] shares of Enzon Common Stock are issued and outstanding and the consent of [37,107,302] shares of the issued and outstanding shares of Enzon Common Stock are required to approve each of the Enzon Proposals, which represents a majority of the issued and outstanding shares of Enzon Common Stock. As of the Enzon Record Date, the IEH Parties are entitled to vote [36,056,636] shares of Enzon Common Stock, or approximately [48.6]% of the issued and outstanding shares of Enzon Common Stock. Pursuant to the IEH Support Agreement, the IEH Parties agreed to, among other things, and subject to certain exceptions, deliver written consents with respect to all of the issued and outstanding shares of Enzon Common Stock held by the IEH Parties approving the Enzon Proposals. Accordingly, assuming delivery of written consents from the IEH Parties pursuant to the terms of the IEH Support Agreement, written consents with respect to [1,050,666] shares of Enzon Common Stock will be needed to approve the Enzon Proposals.
Q:
What is a consent, and why is Enzon requesting written consent in lieu of a meeting with stockholders?

A:
Enzon Stockholder Approval is a written consent/authorization approving the Enzon Proposals outlined within this prospectus/consent solicitation statement, without the need for a formal stockholders meeting. Under the terms of the Merger Agreement, the Enzon Organizational Documents and applicable law, Enzon is not required to call any meeting of its stockholders in connection with the Enzon Stockholder Approval and may obtain stockholder approvals by written consent in lieu of a meeting by receipt of the consent of a majority of the outstanding shares of Enzon Common Stock. This prospectus/consent solicitation statement includes the Enzon Special Committee Recommendation and the Enzon Recommendation.

Q:
Who is entitled to consent?

A:
The holders of Enzon Common Stock at the close of business on the Enzon Record Date.

Q:
Are any Enzon stockholders already committed to vote in favor of the Enzon Proposals?

A:
Concurrently with the execution of the Merger Agreement, the IEH Parties entered into the IEH Support Agreement, as amended by the IEH Support Agreement Amendment, with Enzon and Viskase, pursuant to which the IEH Parties agreed to, among other things, and subject to certain exceptions, deliver written consents approving (i) the Merger Proposal and (ii) the Reverse Stock Split Proposal. Please see the section titled “Support Agreement” in this prospectus/consent solicitation statement for further information regarding the IEH Support Agreement.

Q:
Under what circumstances are the IEH Parties not required to provide approval?

A:
The IEH Parties are not required to consent or vote in favor of any transaction, proposal or action if an Enzon Adverse Recommendation Change has occurred and has not been rescinded.

Q:
Are Enzon stockholders entitled to appraisal rights?

A:
No. Under the DGCL, Enzon stockholders are not entitled to exercise any dissenters’ or appraisal rights in connection with the Merger. However, Viskase stockholders are entitled to appraisal rights in connection with the Merger under the DGCL. Please see the section titled “Appraisal and Dissenters’ Rights” in this prospectus/consent solicitation statement for further information.

Q:
Are Viskase stockholders entitled to appraisal rights?

A:
Holders of Viskase Common Stock who: (i) timely submit to Viskase a proper written demand for appraisal of such shares; (ii) continuously remain the record holders or beneficial owners of such shares through the Effective Time; and (iii) otherwise comply with the applicable procedures and requirements set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Court and receive payment in cash of the “fair value” of such shares (as determined by the Court, exclusive of any element of value arising from the accomplishment or expectation of the transaction) instead of the Merger Consideration. Any such Person awarded “fair value” for his, her or its shares by the Court would receive payment of that fair value in cash, together with interest, if any, to be paid upon the amount determined to be the “fair value” in lieu of the right to receive the Merger Consideration. It is possible that any such “fair value” as determined by the Court may be more or less than, or the same as, the Merger Consideration that such Person is entitled to receive pursuant to the Merger Agreement. Please see the section titled “Appraisal and Dissenters’ Rights” in this prospectus/consent solicitation statement for further information.
Q:
What happens if I do not return my written consent?

A:
If you are an Enzon stockholder and you do not return your written consent, it will have the same effect as delivering consents marked “WITHHOLD CONSENT” as to the Merger Proposal and the Reverse Stock Split Proposal. Because Viskase stockholders have already approved the Merger by written consent, the approval of Viskase stockholders is not being sought.

Q:
What if I am a Viskase stockholder, what do I need to do now?

A:
Viskase and Enzon urge you to read this prospectus/consent solicitation statement carefully, including its Annexes, and to consider how the Merger affects you. Because Viskase stockholders have already approved the Merger by written consent, the approval of Viskase stockholders is not being sought.

Q:
What is the value of the Merger consideration that Viskase stockholders will receive in the Merger?

A:
At the Effective Time, each share of Viskase Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Viskase Common Stock (i) held by Viskase as treasury shares, (ii) owned by Enzon, Merger Sub or a wholly owned Subsidiary of Viskase, Enzon or Merger Sub immediately prior to the Effective Time and (iii) Dissenting Viskase Shares) will be automatically converted into the right to receive a number of shares of Enzon Common Stock equal to the Exchange Ratio (such shares, the “Merger Consideration”). As a result of the foregoing, and assuming that the Enzon Series C Preferred Stock is exchanged for Enzon Common Stock in full pursuant to the Series C Exchange Offer and the IEH Share Exchange, (i) holders of Enzon common stock immediately prior to the Effective Time are expected to own approximately 5% of the Combined Company Common Stock, (ii) holders of Enzon’s Series C Preferred Stock are expected to own approximately 40% of the Combined Company Common Stock and (iii) holders of Viskase Common Stock are expected to own 55% of the Combined Company Common Stock.

The exact value of the Merger Consideration payable to the holders of Viskase Common Stock will depend on the price per share of Enzon Common Stock at the Effective Time, which may be greater than, less than or the same as the price per share of Enzon Common Stock at the time of the entry into the Merger Agreement or the date of this prospectus/consent solicitation statement. Based on the closing price of a share of Enzon Common Stock on the OTC Market on June 20, 2025, the last Trading Day prior to the date of the public announcement of the Merger, the value of Enzon Common Stock was approximately $0.08 per share. Based on the closing price of a share of Enzon Common Stock on the OTC Market on October 23, 2025, the last Trading Day prior to the public announcement of the Merger Agreement Amendment, the value of Enzon Common Stock was approximately $0.08 per share. As of [•], 2026, the last Trading Day prior to the date of this prospectus/consent solicitation statement, the value of Enzon Common Stock was approximately $[•] per share. However, as noted above, the prices at the Effective Time may be greater than, less than or the same as such price quotations.
Q:
What is the Exchange Ratio?

A:
Under the Exchange Ratio mechanics, the Exchanged Viskase Shares will be automatically converted into the right to receive a number of shares of Enzon Common Stock equal to (i) the number of shares of Enzon Common Stock issued and outstanding as of immediately prior to the Effective Time (after giving effect to each of the Reverse Stock Split, the IEH Share Exchange and the shares of Enzon Common Stock issued pursuant to the Series C Exchange Offer) (such number of shares of Enzon Common Stock, the “Pre-Exchange Enzon Shares”), divided by 0.45, minus (ii) the Pre-Exchange Enzon Shares, divided by (iii) the number of Exchanged Viskase Shares (the “Exchange Ratio”).
Q:
What is the IEH Share Exchange?

A:
Pursuant to and subject to the terms of the IEH Support Agreement, prior to the Effective Time, the IEH Parties agreed to, among other things, deliver to Enzon each share of Enzon Series C Preferred Stock Beneficially Owned by the IEH Parties in exchange for a number of shares of Enzon Common Stock. Specifically, IEH has agreed to exchange its Enzon Series C Preferred Stock for a number of shares of Enzon Common Stock equal to (i) the aggregate Liquidation Preference of such shares of Enzon Series C Preferred Stock, divided by (ii) the Enzon 20-Day VWAP.

Q:
How does the Enzon Common Stock consideration compare to the market price of Viskase Common Stock?

A:
The value of Enzon Common Stock was approximately $0.08 per share on the OTC Market on June 20, 2025, the last Trading Day prior to the date of the public announcement of the Merger. On June 20, 2025, the closing price of a share of Viskase Common Stock on the OTC Market was $1.00 per share.

The value of Enzon Common Stock was approximately $0.08 per share on the OTC Market on October 23, 2025, the last Trading Day prior to the date of the public announcement of the Merger Agreement Amendment. On October 23, 2025, the closing price of a share of Viskase Common Stock on the OTC Market was $1.21 per share.
The value of Enzon Common Stock was approximately $[•] per share on the OTC Market on [•], 2026, the last Trading Day prior to the date of this prospectus/consent solicitation statement.
Changes in the market price of shares of Enzon Common Stock prior to the Closing of the Merger will affect the value of the stock consideration. Accordingly, we urge you to obtain the latest market quotations for shares of Enzon Common Stock prior to submitting your written consent. Shares of Enzon Stock are currently traded on the OTC Market under the symbol “ENZN,” and shares of Viskase Common Stock are currently traded on the OTC Market under the symbol “VKSC.”
Q:
Will any fractional shares of Enzon Common Stock be issued in connection with the Merger or Reverse Stock Split?

A:
No fractional shares of Enzon Common Stock will be issued upon the conversion of shares of Viskase Common Stock in connection with the Merger. Each holder of Viskase Common Stock that would have otherwise been entitled to receive a fraction of a share of Enzon Common Stock (after taking into account all shares of Viskase Common Stock evidenced by the certificates and book-entry shares delivered by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the volume weighted averages of the trading prices of Enzon Common Stock on the “OTCQB” tier of the OTC (as reported by Bloomberg or, if not reported thereby, in another authoritative source mutually selected by Enzon and Viskase) on the five (5) consecutive Trading Days ending on (and including) the Trading Day that is two (2) Trading Days prior to the date of the Effective Time, rounded down to the nearest penny.

Q:
How will the Reverse Stock Split be effected?

A:
The combination of, and reduction in, the number of shares of outstanding Enzon Common Stock as a result of the Reverse Stock Split will occur automatically and without any action on the part of Enzon stockholders at the date and time set forth in the amendment to the Enzon Charter to effect the Reverse Stock Split following filing with the Secretary of State of the State of Delaware. Enzon intends that such time will be immediately prior to the Effective Time. Please see the section titled “Reverse Stock Split” in this prospectus/consent solicitation statement for further information.

Q:
What impact will the Reverse Stock Split have?

A:
The Reverse Stock Split would be effected simultaneously for all outstanding shares of Enzon Common Stock. The Reverse Stock Split would affect all holders of Enzon Common Stock uniformly. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, any holder of Enzon Common Stock who would have been entitled to receive a fractional share as a result of the Reverse Stock Split will have the right to receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the volume weighted averages of the trading prices of Enzon Common Stock on the “OTCQB” tier of the OTC (as reported by Bloomberg, or, if not reported thereby, in another authoritative source mutually selected by Enzon and Viskase) on the five (5) consecutive Trading Days ending on (and including) the Trading Day that is two (2) Trading Days prior to the date of the Effective Time, rounded down to the nearest penny. Please see section titled “Reverse Stock Split” in this prospectus/consent solicitation statement for further information.

Q:
When will the Merger and the Reverse Stock Split be consummated?

A:
The Merger and the Reverse Stock Split are expected to be consummated in the first quarter of 2026, subject to the receipt of the required approvals from Enzon stockholders and other customary closing conditions. However, neither Enzon nor Viskase can predict the actual date on which the Merger and the Reverse Stock Split will be consummated, or whether they will be consummated, because the Merger is subject to factors beyond each company’s control. Please see the section titled “The Merger Agreement — Conditions to Completion of the Merger” in this prospectus/consent solicitation statement for further information regarding the closing conditions to the Merger.

Q:
Did the Viskase stockholders already approve the Merger?

A:
Yes. On June 20, 2025, in connection with the execution of the Merger Agreement, the IEH Parties holding sufficient Viskase Common Stock to adopt the Merger Agreement and approve the Merger by written consent provided the Viskase Stockholder Approval under the Merger Agreement.

On November 11, 2025, in connection with the execution of the Merger Agreement Amendment, the IEH Parties holding sufficient Viskase Common Stock to provide the Viskase Stockholder Approval under the Merger Agreement adopted the Merger Agreement Amendment and approved the Merger, as amended, by written consent.
Q:
What are the conditions to the Closing?

A:
The Merger is subject to a number of closing conditions and, if these conditions are not satisfied or waived (to the extent permitted by law), the Merger will not be completed. The Closing is subject to the satisfaction or waiver of certain conditions, including, among others: (i) the required approvals by the parties’ stockholders (which approval, with respect to Viskase, was obtained on June 20, 2025 and subsequently on November 11, 2025) having been obtained; (ii) the accuracy of the parties’ representations and warranties, subject to certain “materiality” and “material adverse effect” qualifications; (iii) compliance by the parties in all material respects with their respective covenants; (iv) no law or order making the Merger illegal or otherwise prohibiting consummation of the Merger; (v) the shares of Enzon Common Stock to be issued in the Merger having been approved for listing (subject to official notice of issuance) on the OTC Market; (vi) this prospectus/consent solicitation statement having become effective in accordance with the provisions of the Securities Act; (vii) each of the IEH Share Exchange and the Series C Exchange Offer having been consummated and effective; (viii) the consummation of the Reverse Stock Split; (ix) dissenters’ rights not having been exercised by Viskase stockholders representing more than three percent (3%) of the outstanding shares of Viskase Common Stock; (x) Enzon satisfying the Minimum Cash Condition; and (xi) any waiting period applicable to the Merger under the HSR Act, having expired or been terminated. Please see the section titled “The Merger Agreement — Conditions to Completion of the Merger” in this prospectus/consent solicitation statement for further information regarding the closing conditions to the Merger.

Q:
What effect will the Merger have on Enzon, Viskase and Enzon Common Stock?

A
Following the consummation of the Merger, it is anticipated that the Combined Company will operate under the name “Viskase Holdings, Inc.” and will be quoted on the OTCQB tier of the OTC. Viskase has agreed to take all actions necessary to remove the Viskase Common Stock from quotation on OTC, effective as of the Effective Time. As such, if the Merger is completed, shares of Viskase Common Stock will no longer be publicly traded and will be removed from quotation on the OTC.

As a result of the Merger, and assuming that the Enzon Series C Preferred Stock is exchanged for Enzon Common Stock in full pursuant to the Series C Exchange Offer and the IEH Share Exchange, (i) holders of Enzon Common Stock immediately prior to the Effective Time are expected to own approximately 5% of the Combined Company Common Stock, (ii) holders of Enzon Series C Preferred Stock are expected to own approximately 40% of the Combined Company Common Stock and (iii) holders of Viskase Common Stock are expected to own 55% of the Combined Company Common Stock.
Q:
Will Viskase stockholders be able to trade Enzon Common Stock that they receive pursuant to the Merger?

A:
Yes. The Enzon Common Stock issued pursuant to the Merger will be registered under the Exchange Act and is expected to be quoted on the OTCQB tier of the OTC Market under the symbol “[•]”.

Q:
Who will serve as the directors and senior officers of the Combined Company following the Merger?

A:
The Chief Executive Officer of the Combined Company will be Thomas D. Davis, who is currently the Chief Executive Officer of Viskase. The Board of Directors of the Combined Company will consist of current Enzon directors, Jordan Bleznick and Randolph C. Read, together with [•].

Q:
Do any of Enzon’s or Viskase’s executive officers or directors have interests in the Merger that may be different from, or in addition to, those of the Enzon stockholders or the Viskase stockholders?

A:
Yes. Some of the executive officers and directors have interests in the Merger that may be different from, or in addition to, the interests of the Enzon stockholders and the Viskase stockholders, respectively. Please see the section titled “Interests of Executive Officers and Directors in the Merger” in this prospectus/consent solicitation statement for further information. The members of the Enzon Board and the Enzon Special Committee were aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the Merger, and in unanimously recommending that Enzon stockholders approve the Merger Proposal.

Q:
Why did the Enzon Board establish the Enzon Special Committee?

A:
As of the Enzon Record Date, IEH — through its control of the IEH Parties — Beneficially Owns approximately (i) [48.6]% of the issued and outstanding shares of Enzon Common Stock, (ii) [98.2]% of the issued and outstanding shares of Enzon Series C Preferred Stock and (iii) [91.76]% of the issued and outstanding shares of Viskase Common Stock. Given the significant ownership of the IEH Parties in both Enzon and Viskase, and the potential for conflicts of interest, the Enzon Board established the Enzon Special Committee of independent and disinterested directors to, among other things, analyze, evaluate and oversee a potential transaction with Viskase. The Enzon Board determined that each member of the Enzon Special Committee satisfied the applicable criteria for being a “disinterested director” (as defined in Section 144(e)(4) of the DGCL).

Q:
What are the recommendations of the Enzon Special Committee and the Enzon Board of Directors?

A:
The Enzon Special Committee unanimously, among other things, (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Enzon and its stockholders, without regard to the IEH Parties, and (ii) recommended that the Enzon Board (A) approve the Merger Agreement and the transactions contemplated thereby, including the Reverse Stock Split and (B) recommend that the Enzon stockholders entitled to vote thereon approve the

Reverse Stock Split Proposal and the Merger Proposal. Upon the unanimous recommendation of the Enzon Special Committee, the Enzon Board unanimously, among other things, (1) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Enzon and its stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Reverse Stock Split and (3) recommended that the holders of Enzon Common Stock entitled to vote thereon approve the Reverse Stock Split Proposal and the Merger Proposal.
Q:
Did the Viskase Board establish an independent special committee?

A:
Yes, the Viskase Board established a special committee consisting only of independent and disinterested directors that the Viskase Board determined to be disinterested directors within the meaning of the DGCL. All directors on the Viskase Special Committee, with the exception of one director who was unable to attend the meeting at which such determinations took place, (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of Viskase and its stockholders, without regard to the IEH Parties and (ii) declared it advisable that Viskase enter into the Merger Agreement and consummate the transactions contemplated thereby. Upon the unanimous recommendation of the Viskase Special Committee, the Viskase Board (A) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of Viskase and Viskase’s stockholders, without regard to the IEH Parties, and declared it advisable, that Viskase enter into the Merger Agreement and consummate the transactions contemplated thereby, (B) adopted resolutions approving and declaring the advisability of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (C) adopted resolutions recommending that the stockholders of Viskase entitled to vote adopt the Merger Agreement and (D) directed that the Merger Agreement and the transactions contemplated thereby be submitted to the stockholders of Viskase entitled to vote for adoption.

Q:
What governmental/regulatory approvals are required for the Merger?

A:
Under the HSR Act, the Merger cannot be completed until Enzon and Viskase file a Notification and Report Form with the FTC and the DOJ and the applicable waiting period has expired or been terminated. The parties filed a Notification and Report Form with the FTC and the DOJ on June 30, 2025. The FTC granted early termination of the applicable waiting period to Enzon and Viskase on July 15, 2025. However, the DOJ, the FTC and others may still challenge the Merger on antitrust grounds after the termination of the waiting period. At any time before or after the completion of the Merger, any of the DOJ, the FTC or another Person could take action under the antitrust laws as it deems necessary or desirable in the public interest, including, without limitation, seeking to enjoin the consummation of the Merger, conditionally approve the Merger upon the divestiture of assets of Enzon or Viskase, subject the consummation of the Merger to regulatory conditions or seek other remedies. Enzon and Viskase cannot assure you that a challenge to the Merger will not be made or that, if a challenge is made, it will not succeed. Please see the section titled “HSR Act Filing” in this prospectus/consent solicitation statement for further information regarding the HSR Act filing.

Q:
Are there any risks that the Enzon stockholders should consider in deciding whether to vote on the Enzon Proposals?

A:
Yes. Before making any decision on whether and how to vote, Enzon stockholders are urged to read carefully and in its entirety the information contained in the section titled “Risk Factors” in this prospectus/consent solicitation statement.

Q
What are the material U.S. federal income tax consequences of the Merger to the Enzon stockholders?

A:
As no U.S. holder of Enzon Stock will transfer or exchange any Enzon Stock pursuant to the Merger, a U.S. Holder of Enzon Stock will not recognize any gain or loss pursuant to the Merger. Please see the section titled “Material U.S. Federal Income Tax Consequences — U.S Federal Income Tax Consequences of the Merger” in this prospectus/consent solicitation statement for further information regarding the U.S. federal income tax consequences of the Merger.

Q:
What are the material U.S. federal income tax consequences of the Merger to the Viskase stockholders?

A:
The parties intend that the Merger, together with the conversion of Viskase into a limited liability company, qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger so qualifies, U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences” of this prospectus/consent solicitation) of Viskase Common Stock generally will not recognize gain or loss as a result of the Merger, which for U.S. federal income tax purposes would be treated as a deemed exchange of Viskase Common Stock for Enzon Common Stock. A U.S. Holder’s aggregate tax basis in the Enzon Common Stock received pursuant to the Merger will equal the U.S. Holder’s aggregate tax basis in the Viskase Common Stock exchanged therefor. However, U.S. Holders of Viskase Common Stock may recognize gain or loss on any cash received instead of a fractional share of Enzon Common Stock that such U.S. Holder would otherwise be entitled to receive.

For further information, see “Material U.S. Federal Income Tax Consequences —  Material U.S. Federal Income Tax Consequences of the Merger” and “Material U.S. Federal Income Tax Consequences — Treatment of Cash in Lieu of Fractional Shares”.
The U.S. federal income tax consequences described above may not apply to all holders of Viskase Common Stock. The tax consequences to a holder of Viskase Common Stock will depend on such holder’s individual situation. Accordingly, we strongly urge each holder of Viskase Common Stock to consult their own tax advisor to determine the particular tax consequences of the Merger to them.
Q:
What are the material U.S. federal income tax consequences of the Reverse Stock Split?

A:
Enzon intends that the Reverse Stock Split qualifies as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code and/or an exchange under Section 1036 of the Code. Assuming the Reverse Stock Split so qualifies, and subject to special rules that would apply to the receipt of cash in lieu of a fractional share of Enzon Common Stock, U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences” of this prospectus/consent solicitation) of Enzon Common Stock generally should not recognize gain or loss as a result of the Reverse Stock Split for U.S. federal income tax purposes. Please see the section titled “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of the Reverse Stock Split” in this prospectus/consent solicitation statement for further information regarding the U.S. federal income tax consequences of the Reverse Stock Split. Each holder of Enzon Common Stock should consult its own tax advisor as to the specific tax consequences to such Enzon stockholder in light of its personal facts and circumstances.

Q:
What happens if the Merger is not consummated?

A:
If the Merger is not consummated, the actions contemplated by the Reverse Stock Split Proposal will not be effected, the Series C Exchange Offer and the IEH Share Exchange will not be effected and the holders of Viskase Common Stock will not receive the Merger Consideration in exchange for their shares of Viskase Common Stock. Instead, Enzon and Viskase will remain separate companies and Enzon Common Stock and Viskase Common Stock will continue to be quoted and traded on the “OTCQB” tier of the OTC and the “Pink Limited” tier of the OTC, respectively.

Under the terms of the Merger Agreement, Enzon may be required to pay Viskase a termination fee if the Merger Agreement is terminated under certain circumstances, including if Enzon terminates the Merger Agreement to enter into a definitive agreement with respect to an Enzon Superior Proposal. Please see the section titled “The Merger Agreement — Effect of Termination; Termination Fee” in this prospectus/consent solicitation statement for further information regarding circumstances under which such a termination fee may be payable.
Q:
What do I need to do now?

A:
After carefully reading and considering the information contained in this prospectus/consent solicitation statement, please return your written consent as soon as possible in accordance with the instructions provided in this prospectus/consent solicitation statement or, if you hold your shares through a brokerage firm, bank or other nominee, on the instruction card provided by the brokerage firm, bank or nominee.

Q:
If my shares of Enzon Common Stock are held in “street name,” will my brokerage firm, bank or other nominee consent for me?

A:
No. If your shares of Enzon Common Stock are held in “street name,” you must instruct your brokerage firm, bank or other nominee whether you consent to or withhold consent from any particular proposal. You should follow the instructions provided by your brokerage firm, bank or other nominee.

Q:
What if I am a record holder of Enzon Common Stock and I return a signed written consent without indicating a decision with respect to the Enzon Proposals?

A:
If you are a holder of Enzon Common Stock at the close of business on the Enzon Record Date and you return a signed written consent without indicating a decision with respect to the Enzon Proposals, such written consent will be treated as an approval of the Enzon Proposals.

Q:
How do I return my written consent?

A:
If you are a holder of Enzon Common Stock at the close of business on the Enzon Record Date, and after carefully reading and considering the information contained in this prospectus/consent solicitation statement, you wish to return your written consent, please complete, date and sign the enclosed written consent and deliver your executed consent to Enzon c/o Continental Stock Transfer & Trust Company, 1 State Street Plaza, 30th Floor, New York, New York 10004. Enzon recommends that you also email a .pdf copy of your written consent to Enzon’s consent solicitor, HKL & Co., LLC (“HKL”), at enzn@hklco.com.

If you are a beneficial owner and hold your shares in “street name” through a brokerage firm, bank or other nominee, you will receive separate instructions from such brokerage firm, bank or other nominee describing how to submit your written consent. Please check with your brokerage firm, bank or other nominee and follow the consent instructions provided by your brokerage firm, bank or other nominee with these materials. Enzon will not be holding a stockholders’ meeting to consider the Merger Proposal or the Reverse Stock Split Proposal and therefore, you will be unable to vote in person by attending a stockholders’ meeting.
Q:
Should I send my stock certificate to Enzon now?

A:
No. As soon as practicable after the Reverse Stock Split Effective Time, Enzon’s transfer agent, Continental Stock Transfer & Trust Company, acting as Enzon’s “exchange agent” for purposes of implementing the exchange of stock certificates, will mail each holder of Enzon Common Stock of record a transmittal form accompanied by instructions specifying other details of the exchange. Upon receipt of the transmittal form, each stockholder should surrender the certificates representing Enzon Common Stock in accordance with the applicable instructions. Each holder who surrenders certificates will receive new certificates representing the whole number of shares of Enzon Common Stock that he, she or it holds as a result of the Reverse Stock Split. New certificates will not be issued to a stockholder until the stockholder has surrendered his, her or its outstanding certificate(s) and submitted with the properly completed and executed transmittal form to the exchange agent.

Q:
What is the deadline for Enzon stockholders to submit written consents?

A:
Enzon has set [•] [a.m./p.m.], Eastern Time, on [•], 2026, as the Enzon consent deadline. Enzon reserves the right to extend the Enzon consent deadline beyond [•], 2026. Any such extension may be made without notice to Enzon stockholders. Once a sufficient number of consents to adopt each of the Enzon Proposals has been received, the consent solicitation will conclude. Viskase stockholders are not being requested to return written consents.

Q:
What happens if I sell my shares of Enzon Common Stock after the Enzon Record Date but before submitting my written consent?

A:
If you sell or otherwise transfer your shares of Enzon Common Stock after the Enzon Record Date but before submitting your written consent, you will retain your right to execute the written consent with respect to the Enzon Proposals. However, you will not have the right to participate in the Merger and the Reverse Stock Split. In order to participate in the Merger and the Reverse Stock Split, you must hold your Enzon Common Stock through the completion of the Merger.
Q:
Can I change or revoke my written consent?

A:
Yes. If you are a record holder on the record date of shares of Enzon Common Stock, you may change or revoke your consent to the Enzon Proposals at any time before the consents of a sufficient number of shares to approve and adopt such proposal have been filed with the Secretary of Enzon. If you wish to change or revoke your consent before that time, you may do so by sending in a new written consent with a later date by one of the means described in the section titled “Enzon Solicitation of Written Consent” in this prospectus/consent solicitation statement delivering a notice of revocation to the Secretary of Enzon.

Q:
Where can I find the results of the solicitation of Enzon written consents?

A:
In addition to any other notifications that may be required by applicable law, Enzon intends to file the final results of its solicitation of written consents with the SEC on a Current Report on Form 8-K.

Q:
Whom should I contact if I have any questions?

A:
If you have questions about the Merger or the solicitation of Enzon written consents, or if you need to obtain copies of this prospectus/consent solicitation statement or other documents incorporated by reference into this prospectus/consent solicitation statement, you may contact the consent solicitor of Enzon, whose contact information is as follows:

HKL & Co., LLC
3 Columbus Circle, 15FL
New York, New York 10019
Banks and Brokerage Firms Please Call Collect: (212) 468-5380
All Others Call Toll-Free: (800) 326-5997
Email: enzn@hklco.com

QUESTIONS AND ANSWERS ABOUT THE SERIES C EXCHANGE OFFER
The following are answers to certain questions that Enzon stockholders may have regarding the Series C Exchange Offer. The following description does not purport to be complete. You are encouraged to read this entire prospectus/consent solicitation statement carefully, including the annexes, and the Schedule TO, as each may be amended or supplemented from time to time, and other relevant documents filed by Enzon with the SEC, because the information in this section does not provide all of the information that might be important to you.
Q:
What is the Series C Exchange Offer?

A:
Under the terms of the Merger Agreement, Enzon is required to use commercially reasonable efforts to commence an exchange offer no less than twenty-five (25) business days prior to the Closing, pursuant to which Enzon will offer to each holder of Enzon Series C Preferred Stock the right to exchange a number of shares of Enzon Common Stock for each share of Enzon Series C Preferred Stock equal to (i) the aggregate Liquidation Preference of each share of Enzon Series C Preferred Stock, divided by (ii) the Enzon 20-Day VWAP. The consummation of the Merger is conditioned on the consummation of the Series C Exchange Offer. The IEH Parties have agreed not to participate in the Series C Exchange Offer and, instead, effectuate the IEH Share Exchange. Please see the section titled “Series C Exchange Offer” in this prospectus/consent solicitation statement for further information regarding the Series C Exchange Offer.

Q:
Why is Enzon making the Series C Exchange Offer?

A:
In connection with the proposed Merger, Enzon intends to convert outstanding shares of its Series C Preferred Stock into shares of Enzon Stock through the Series C Exchange Offer. The IEH Parties, who collectively hold 39,277 shares of Enzon Series C Preferred Stock — representing approximately [98.2]% of the total outstanding Enzon Series C Preferred Stock — have already committed not to participate in the Series C Exchange Offer, and instead to exchange their shares pursuant to the IEH Support Agreement. The Series C Exchange Offer will proceed even if other Series C holders do not participate. The Series C Exchange Offer is based on a formula that includes a volume-weighted average price of Enzon Common Stock, which may not reflect the fair market value of the Series C Preferred Stock or its Liquidation Preference. Under the terms of the Enzon Series C Preferred Stock, following the Merger, Enzon may, and at this time intends to, redeem any outstanding shares of Enzon Series C Preferred Stock for a cash amount equal to the aggregate Liquidation Preference of such shares.

Q:
Who is entitled to participate in the Series C Exchange Offer?

A:
Any U.S. holder of Enzon Series C Preferred Stock may participate in the Series C Exchange Offer. Non-U.S. stockholders should consult their advisors in considering whether they may participate in this Series C Exchange Offer in accordance with the laws of their home countries and, if they participate, whether there are any restrictions or limitations on transactions in the shares of Enzon Common Stock or Enzon Series C Preferred Stock that that may apply in their home countries.

An Enzon stockholder’s decision whether to participate in the Series C Exchange Offer and to exchange his, her or its shares of Enzon Series C Preferred Stock for shares of Enzon Common Stock, however, will involve risks, including, but not limited to, termination, cancellation or delay of the Series C Exchange Offer and waiver of conditions related to the Series C Exchange Offer. Please see the section titled “Risk Factors — Risk Factors Related to the Series C Exchange Offer,” in this prospectus/consent solicitation statement for further information regarding the risk factors as well as the other risk factors set forth in the section titled “Risk Factors,” in this prospectus/consent solicitation statement, along with all of the other information provided or referred to in this prospectus/consent solicitation statement, before deciding whether to participate in the Series C Exchange Offer.

Q:
What are the key terms of the Enzon Common Stock?

A:
The key terms of the Enzon Common Stock are set forth below:

Authorized Shares
There are currently 170,000,000 authorized shares of Enzon Common Stock.
Voting Rights
Each holder of Enzon Common Stock is entitled to one (1) vote per share on all matters submitted to a vote of stockholders. A matter submitted for stockholder action is approved if a majority of the votes cast at such meeting by the holders of Enzon Common Stock present in Person or represented by proxy and entitled to vote thereon are cast “for” the matter, unless a greater or different vote is required by any applicable law or regulation, the rights of any authorized series of preferred stock or the Enzon Organizational Documents. Subject to any rights of the holders of any series of preferred stock pursuant to applicable law or the certificate of designations creating that series, all voting rights are vested in the holders of shares of Enzon Common Stock.
Other than a contested election where directors are elected by a plurality vote, a director nominee is elected if the votes cast “for” such nominee’s election exceed the votes cast “against” such nominee’s election.
Quorum
The holders of one-third of the shares of stock entitled to vote at any meeting of the Enzon stockholders, present in Person or represented by proxy, constitutes a quorum at all meetings of the Enzon stockholders for the transaction of business.
Stockholder Action by Written Consent
Enzon allows any action which could be taken at any annual or special meeting of Enzon stockholders to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Special Meetings
Enzon allows special meetings of the Enzon stockholders to be called at any time by the Enzon Board, the President or the Secretary.
Please see the section titled “The Series C Exchange Offer — Comparison of Enzon Series C Preferred Stock and Enzon Common Stock” in this prospectus/consent solicitation statement for further information regarding the terms of the Enzon Common Stock relative to the Enzon Series C Preferred Stock.
Q:
What will the Enzon Series C Preferred stockholders receive in the Series C Exchange Offer? Will such stockholders have to pay any fees or commissions?

A:
In the Series C Exchange Offer, stockholders will have the right to exchange each of their shares of Enzon Series C Preferred Stock for shares of Enzon Common Stock.

If you are the record owner of your shares of Enzon Series C Preferred Stock and you tender your shares directly to Continental Stock Transfer & Trust Company, which we refer to as the “Exchange Agent,” you will not have to pay brokerage fees, commissions or similar expenses. If you own shares of Enzon Series C Preferred Stock through a brokerage firm, bank or other nominee and your brokerage firm, bank or other nominee tenders your shares of Enzon Series C Preferred Stock on your behalf, your brokerage firm, bank or other nominee may charge you a fee for doing so. You should consult your brokerage firm, bank or other nominee to determine whether any charges will apply. Enzon will only deliver whole shares of Enzon Common Stock in the Series C Exchange Offer.

Q:
How will shares of Enzon Series C Preferred Stock that are not tendered in the Series C Exchange Offer be affected after the Merger?

A:
Non-tendering holders of shares of Enzon Series C Preferred Stock will continue to hold shares of Enzon Series C Preferred Stock following the Closing. Under the terms of the Enzon Series C Preferred Stock, following the Merger, Enzon may, and at this time intends to, redeem any outstanding shares of Enzon Series C Preferred Stock for a cash amount equal to the aggregate Liquidation Preference of such shares. Accordingly, even if a holder of Series C Preferred Stock does not participate in the Series C Exchange Offer, Enzon may, and currently intends to, redeem such holder’s shares of Series C Preferred Stock after the consummation of the Merger.

Q:
Are there risks associated with the Series C Exchange Offer that I should consider?

A:
Yes. Please see the section titled “Risk Factors — Risk Factors Related to the Series C Exchange Offer” in this prospectus/consent solicitation statement for further information regarding the risks related to the Series C Exchange Offer, as well as the other risks included in the section titled “Risk Factors” in this prospectus/consent solicitation statement.

Q:
When is the Series C Exchange Offer expected to be completed?

A:
Enzon expects to complete the Series C Exchange Offer as soon as reasonably practicable before the completion of the Merger.

Q:
Will the Series C Exchange Offer be completed if the Merger is not consummated?

A:
No. The Series C Exchange Offer is not expected to be completed if the Merger is not consummated. In that case, the shares of Enzon Series C Preferred Stock will remain outstanding in accordance with their current terms.

Q:
What are the anticipated U.S. federal income tax consequences of the Series C Exchange Offer to holders of shares of Enzon Series C Preferred Stock?

A:
Enzon intends that an exchange of Series C Preferred Stock for Enzon Common Stock pursuant to the Series C Exchange Offer qualifies as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Assuming the exchange so qualifies, for U.S. federal income tax purposes, a U.S. Holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences” in this prospectus/consent solicitation statement) of the Series C Preferred Stock generally should not recognize gain or loss upon the exchange of its Series C Preferred Stock for Enzon Common Stock pursuant to the Series C Exchange Offer, provided that no part of the exchange consideration is attributable to accumulated but unpaid dividends on the Series C Preferred Stock. With respect to the portion of a U.S. Holder’s Series C Preferred Stock that is attributable to accumulated but unpaid distributions on the Series C Preferred Stock, the U.S. Holder should generally recognize income in an amount that is deemed to be a taxable stock distribution under Sections 305(b) and (c) of the Code. Please see the section titled “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of the Series C Exchange Offer” in this prospectus/consent solicitation statement for further information regarding the U.S. federal income tax consequences of the Series C Exchange Offer.

Q:
Are Enzon’s stockholders entitled to appraisal rights in connection with the Series C Exchange Offer?

A:
No. Enzon’s stockholders are not entitled to exercise appraisal rights in connection with the Series C Exchange Offer.

Q:
How long do Enzon stockholders have to decide whether to exchange their shares of Enzon Series C Preferred Stock for shares of Enzon Common Stock?

A:
You will have until 5:00 p.m., Eastern Time, on [•], 2026, unless the Series C Exchange Offer is extended in Enzon’s sole discretion (such time, or such later time to which the Series C Exchange Offer has been so extended, is referred to as the “Series C Exchange Time”). If Enzon makes a material change in the terms of the Series C Exchange Offer or the information concerning the Series C Exchange Offer, or if it waives a material condition to the Series C Exchange Offer, Enzon will disseminate additional Series C Exchange Offer materials and extend the Series C Exchange Offer by five (5) or ten (10) business days, to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act.
In all cases, Enzon will exchange shares validly tendered and accepted for exchange pursuant to the Series C Exchange Offer only after timely receipt by the Exchange Agent of shares (or timely confirmation of a book-entry transfer of such shares into the Exchange Agent’s account at DTC as described elsewhere in this prospectus/consent solicitation statement), a properly completed and duly executed letter of transmittal (or an “agent’s message” in connection with a book-entry transfer) and any other required documents.
Q:
What is the process for exchanging shares of Enzon Series C Preferred Stock?

A:
For you to validly tender your shares of Enzon Series C Preferred Stock pursuant to the Series C Exchange Offer, prior to the Series C Exchange Time:

•
If your shares are directly registered in your own name in Enzon’s stockholders register, including if you are a record holder and you hold shares in book-entry form on the books of Enzon’s transfer agent, the following must be received by the Exchange Agent at one of its addresses set forth in the letter of transmittal prior to the Series C Exchange Time: (i) the letter of transmittal, properly completed and duly executed and (ii) any other documents required by the letter of transmittal.

•
If your shares are held in “street” name and are being tendered by book-entry transfer into an account maintained at the DTC, the following must be received by the Exchange Agent in connection with the Series C Exchange Offer, at one of its addresses set forth in the letter of transmittal prior to the Series C Exchange Time: (i) the letter of transmittal, properly completed and duly executed, or an “agent’s message,” (ii) a book-entry confirmation from DTC and (iii) any other required documents.

•
If you hold your shares through a brokerage firm, bank or other nominee, you must contact your brokerage firm, bank or other nominee and give instructions that your shares be tendered.

Please see the section titled “The Series C Exchange Offer — Procedures for Tendering Shares of Enzon Series C Preferred Stock” in this prospectus/consent solicitation statement for further information.
Q:
Until what time can the shares of Enzon Series C Preferred Stock tendered pursuant to the Series C Exchange Offer be withdrawn and when do you expect the Series C Exchange Offer to be completed?

A:
An Enzon stockholder may properly withdraw shares of Enzon Series C Preferred Stock tendered pursuant to the Series C Exchange Offer at any time prior to the Series C Exchange Time. On and after the Series C Exchange Time, Enzon stockholders that have tendered their shares pursuant to the Series C Exchange Offer will no longer be able to withdraw their shares, and tenders of shares of Enzon Series C Preferred Stock made pursuant to the Series C Exchange Offer will be irrevocable; provided that, if Enzon has not yet accepted shares of Enzon Series C Preferred Stock tendered for exchange, any Enzon stockholder may withdraw its tendered shares after the 60th day following commencement of the Series C Exchange Offer pursuant to Section 14(d)(5) of the Exchange Act.

As promptly as practicable following the Series C Exchange Time, Enzon will accept for exchange and, at or as promptly as practicable thereafter (calculated as set forth in Rule 14e-1(c) under the Exchange Act), deliver the Series C Exchange Offer Consideration (by delivery by Enzon of shares of Enzon Common Stock to the exchange agent appointed by Enzon for the Series C Exchange Offer) for all shares of Enzon Series C Preferred Stock validly tendered and not properly withdrawn pursuant to the Series C Exchange Offer as of the Series C Exchange Time.
Q:
Who is entitled to make the final determination as to whether a share of Enzon Series C Preferred Stock is validly tendered?

A:
The determination of shares of Enzon Series C Preferred Stock validly tendered and not properly withdrawn pursuant to the Series C Exchange Offer shall be made in Enzon’s sole discretion.

Q:
What is the procedure to withdraw previously tendered shares of Enzon Series C Preferred Stock?

A:
To properly withdraw previously tendered shares, Enzon stockholders must instruct the Exchange Agent to arrange for the withdrawal of such shares by a written notice of withdrawal (which may be by email), which must be timely received by the Exchange Agent prior to the Series C Exchange Time at the appropriate address set forth in this prospectus/consent solicitation statement. Any notice of withdrawal must specify the name of the Person having tendered the shares of Enzon Series C Preferred Stock to be withdrawn, the number of tendered shares of Enzon Series C Preferred Stock to be withdrawn and the name of the holder of the tendered shares of Enzon Series C Preferred Stock to be withdrawn, if different from that of the Person who tendered such shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal shall be determined by Enzon, in its sole discretion, which determination shall be final and binding, subject to any judgment of any court of competent jurisdiction. No withdrawal of tendered shares of Enzon Series C Preferred Stock shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Enzon or any of its Affiliates or assignees, the Exchange Agent or any other Person shall be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of shares of Enzon Series C Preferred Stock may not be rescinded, and any shares of Enzon Series C Preferred Stock properly withdrawn shall be deemed not to have been validly tendered for purposes of the Series C Exchange Offer. However, withdrawn shares of Enzon Series C Preferred Stock may be retendered by following one of the procedures for tendering described above.
Q:
Can the Series C Exchange Offer be extended and, if so, under what circumstances?

A:
Enzon may extend the Series C Exchange Offer to such other date and time in Enzon’s sole discretion, and Enzon will extend the Series C Exchange Offer for any minimum period as required by the SEC applicable to the Series C Exchange Offer.

Q:
How will Enzon stockholders be notified if the Series C Exchange Offer is extended?

A:
Any extension of the Series C Exchange Offer will be followed by a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day after the day on which the Series C Exchange Offer was otherwise scheduled to expire.

Without limiting the manner in which Enzon may choose to make any public announcement, Enzon currently intends to make announcements regarding the Series C Exchange Offer by issuing a press release and making an appropriate filing with the SEC.
Q:
Who can answer my questions?

A:
If you have any questions about the Series C Exchange Offer or need additional copies of this prospectus/consent solicitation statement you should contact:

HKL & Co., LLC
3 Columbus Circle, 15FL
New York, New York 10019
Banks and Brokerage Firms Please Call Collect: (212) 468-5380
All Others Call Toll-Free: (800) 326-5997
Email: enzn@hklco.com
Q:
Where can I find more information on Enzon relating to the Series C Exchange Offer?

A:
You can find more information on the Series C Exchange Offer in the Schedule TO, to be filed by Enzon with the SEC following effectiveness of the Registration Statement, of which this prospectus/consent solicitation statement is a part. Before making any decision with respect to the Series C Exchange Offer, Enzon stockholders are encouraged to read the Schedule TO (including the prospectus, related letter of transmittal and other offer documents), as it may be amended or supplemented from time to time, and other relevant documents filed by Enzon with the SEC carefully when they become available because they will contain important information about the proposed transactions. Investors will be able to obtain free copies of the Schedule TO, as it may be amended from time to time in accordance with its terms, and other relevant documents filed by Enzon with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge by contacting Enzon at:
Enzon Pharmaceuticals, Inc.
20 Commerce Drive, Suite 135
Cranford, New Jersey 07016
Phone: (732) 980-4500
investor@enzon.com

SUMMARY OF THE MATERIAL TERMS OF THE MERGER AND THE CONSENT SOLICITATION
Parties
Enzon
Enzon Pharmaceuticals, Inc.
20 Commerce Drive, Suite 135
Cranford, New Jersey 07016
Phone: (732) 980-4500
Enzon Pharmaceuticals, Inc. was incorporated in Delaware in May 1993 and is positioned as a public company acquisition vehicle that has sought to become an acquisition platform.
Enzon Common Stock is currently quoted on the “OTCQB” tier of the OTC Markets under the symbol “ENZN.”
Merger Sub
EPSC Acquisition Corp.
c/o Enzon Pharmaceuticals, Inc.
20 Commerce Drive, Suite 135
Cranford, New Jersey 07016
Phone: (732) 980-4500
EPSC Acquisition Corp. is a wholly owned Subsidiary of Enzon, incorporated in Delaware solely for the purpose of consummating the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.
At the Effective Time, Merger Sub will merge with and into Viskase, with Viskase surviving the Merger as a wholly owned Subsidiary of Enzon, and the separate corporate existence of Merger Sub will cease.
Viskase
Viskase Companies, Inc.
333 East Butterfield Road, Suite 400
Lombard, Illinois 60148
Phone: (630) 874-0700
Viskase Companies, Inc. was incorporated in Delaware and, together with its Subsidiaries, operates in the casing product segment of the food industry. Viskase is a worldwide leader in the production and sale of cellulosic, fibrous and plastic casings for the processed meat and poultry industry. Viskase operates eight significant manufacturing facilities in North America, Europe, South America and Asia. Viskase provides value-added support services relating to these products for some of the world’s largest global consumer products companies. Viskase is one of the two largest worldwide producers of non-edible cellulosic casings for processed meats and one of the three largest manufacturers of non-edible fibrous casings.
Viskase stock is currently quoted on the “OTC Pink” tier of the OTC Markets under the symbol “VKSC.”
Proposals
Enzon Proposal 1: Approval of the Reverse Stock Split
Enzon is asking the holders of Enzon Common Stock to approve the Proposed Charter Amendment of Enzon to effect a consolidation of the issued and outstanding shares of Enzon Common Stock, pursuant to which the shares of Enzon Common Stock would be combined and reclassified at a ratio of 1 for 100 (such proposal, the “Reverse Stock Split Proposal”). If the Reverse Stock Split Proposal is approved by Enzon stockholders, Enzon intends to take all actions necessary to effectuate the Reverse Stock Split immediately prior to the Effective Time.

The Reverse Stock Split, if approved by the holders of Enzon Common Stock, would become effective at the time and date set forth in a certificate of amendment to the Enzon Charter to be filed with the Secretary of State of the State of Delaware.
Please see the section titled “Enzon Proposal 1: Approval of the Reverse Stock Split” in this prospectus/consent solicitation statement for further information.
Enzon Proposal 2: Adoption of the Merger Agreement
Enzon is asking the holders of Enzon Common Stock to adopt the Merger Agreement (the “Merger Proposal”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into Viskase, with Viskase surviving the Merger as a wholly owned Subsidiary of Enzon.
At the Effective Time, each share of Viskase Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Viskase Common Stock (i) held by Viskase as treasury shares, (ii) owned by Enzon, Merger Sub or a wholly owned Subsidiary of Viskase, Enzon or Merger Sub immediately prior to the Effective Time and (iii) Dissenting Viskase Shares) will be automatically converted into the right to receive a number of shares of Enzon Common Stock equal to the Exchange Ratio (such shares, the “Merger Consideration”). From and after the Effective Time, all shares of Viskase Common Stock converted into the right to receive the Merger Consideration will no longer be outstanding and will automatically be cancelled and will cease to exist.
Please see the section titled “Enzon Proposal 2: Adoption of the Merger Agreement” in this prospectus/consent solicitation statement for further information.
The Merger
Under the terms of the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into Viskase, with Viskase surviving the Merger as a wholly owned Subsidiary of Enzon. Viskase will then be converted into a limited liability company, with the result such that Viskase will be a disregarded entity for tax purposes, and its profits and losses will flow up to Enzon.
HSR Act Filing
Under the HSR Act, the Merger cannot be completed until Enzon and Viskase file a Notification and Report Form with the FTC and the DOJ and the applicable waiting period has expired or been terminated. The parties filed a Notification and Report Form with the FTC and the DOJ on June 30, 2025. The FTC granted early termination of the applicable HSR Act waiting period to the parties on July 15, 2025. However, the DOJ, the FTC and others may still challenge the Merger on antitrust grounds after the termination of the waiting period. At any time before or after the completion of the Merger, any of the DOJ, the FTC or another Person could take action under the antitrust laws as it deems necessary or desirable in the public interest, including, without limitation, seeking to enjoin the consummation of the Merger, conditionally approve the Merger upon the divestiture of assets of Enzon or Viskase, subject the consummation of the Merger to regulatory conditions or seek other remedies. Enzon and Viskase cannot assure you that a challenge to the Merger will not be made or that, if a challenge is made, it will not succeed. Neither Enzon, nor Viskase believes that any foreign antitrust approvals are required for the Merger. Please see the section titled “HSR Act Filing” in this prospectus/consent solicitation statement for further information regarding the HSR Act filing.
The Merger Agreement
Consideration
At the Effective Time, by virtue of the Merger and without any action on the part of Enzon, Viskase or the holder of any capital stock of Enzon or Viskase, each share of Viskase Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Viskase Common Stock (i) held by Viskase as treasury shares, (ii) owned by Enzon, Merger Sub or a wholly owned Subsidiary of Viskase, Enzon or Merger Sub immediately prior to the Effective Time and (iii) Dissenting Viskase Shares) (the

“Exchanged Viskase Shares”) will be automatically converted into the right to receive a number of shares of Enzon Common Stock equal to the Exchange Ratio.
Under the Exchange Ratio mechanics, the Exchanged Viskase Shares will be automatically converted into the right to receive a number of shares of Enzon Common Stock equal to (i) the number of shares of Enzon Common Stock issued and outstanding as of immediately prior to the Effective Time (after giving effect to each of the Reverse Stock Split, the IEH Share Exchange and the shares of Enzon Common Stock issued pursuant to the Series C Exchange Offer, and such number of shares of Enzon Common Stock, the “Pre-Exchange Enzon Shares”), divided by 0.45, (ii) minus the Pre-Exchange Enzon Shares, (iii) divided by the number of Exchanged Viskase Shares.
As a result of the Exchange Ratio mechanics described above, it is anticipated that, upon completion of the Merger and assuming that the Enzon Series C Preferred Stock is exchanged for Enzon Common Stock in full, (i) the holders of Enzon Common Stock immediately prior to the Closing are expected to own approximately 5% of the Enzon Common Stock, (ii) the holders of Enzon Series C Preferred Stock are expected to own approximately 40% of the Enzon Common Stock and (iii) Viskase stockholders are expected to own 55% of the Enzon Common Stock, subject to certain adjustments based upon the number of shares of Enzon Series C Preferred Stock exchanged for Enzon Common Stock by non-Affiliates of IEH, and depending on the liquidation value of the Series C Preferred Stock at the Closing. If the actual facts differ from any of the foregoing assumptions (which they may), the percentage ownership retained by current Enzon stockholders in the Combined Company will differ. Certain of these adjustments are described in further detail in the section titled “IEH Support Agreement” in this prospectus/consent solicitation statement.
No fractional shares of Enzon Common stock will be issued in the Merger, and Viskase stockholders will receive cash in lieu of any such fractional shares as described in the section titled “The Merger Agreement — Merger Consideration.”
The IEH Parties and their Affiliates will receive the same amount of Enzon Common Stock per share of Viskase Common Stock in the Merger as all other Viskase stockholders.
Conditions
As more fully described in this prospectus/consent solicitation statement and as set forth in the Merger Agreement, the respective obligations of Enzon and Viskase to effect the Merger are subject to the satisfaction, or (to the extent permitted by law) waiver by Enzon and Viskase (as applicable), at or prior to the Effective Time, of the following conditions of both Enzon and Viskase (which are described in further detail in the section titled “The Merger Agreement — Conditions to Completion of the Merger” in this prospectus/consent solicitation statement):
•
Viskase Stockholder Approval.   Viskase having obtained the Viskase Stockholder Approval (which was satisfied on June 20, 2025 and subsequently on November 11, 2025).

•
Enzon Stockholder Approval.   Enzon having obtained the Enzon Stockholder Approval.

•
Series C Exchange Offer.   The Series C Exchange Offer will have been consummated.

•
Absence of Legal Restraint.   The absence of any applicable law or order being in effect restraining, enjoining, prohibiting or making illegal the consummation of the Merger.

•
Exchange Listing.   The shares of Enzon Common Stock to be issued in the Merger having been approved for listing on the OTC, subject to official notice of issuance.

•
Effectiveness of Registration Statement.   The registration statement on Form S-4, of which this prospectus/consent solicitation statement forms a part, having become effective under the Securities Act and not being subject of any stop order.

•
Antitrust Approval.   Any waiting period applicable to the Merger under the HSR Act having expired or having been terminated, which early termination was granted by the FTC on July 15, 2025.

•
IEH Share Exchange.   The IEH Share Exchange having been consummated in accordance with the terms of the IEH Support Agreement.

•
Accuracy of Representations and Warranties.   The accuracy of each party’s representations and warranties in the Merger Agreement (generally subject to a material adverse effect, materiality or de minimis standard) as of the date of the Merger Agreement and as of the Closing Date and the receipt by each of Enzon and Viskase of a certificate from an executive officer of the other party certifying that this condition has been satisfied; provided, however, that pursuant to the Merger Agreement Amendment, each of Enzon and Merger Sub has waived, consented to and released any inaccuracy in, breach of, or failure to comply with any representation, warranty, covenant or agreement of Viskase to the extent known to Enzon or Merger Sub as of the date of the Merger Agreement Amendment, and occurring or existing on or prior to that date.

•
Performance of Covenants.   The performance in all material respects by each of Enzon and Viskase of the covenants and agreements required to be performed by it under the Merger Agreement and the receipt by each party of a certificate from an executive officer of the other party certifying that this condition has been satisfied.

•
Series C Preferred Actions.   Each of the IEH Share Exchange and the Series C Exchange Offer having been consummated and effective.

•
Reverse Stock Split.   The Reverse Stock Split having been consummated and effective.

•
Dissenting Viskase Stockholders.   The period during which holders of Viskase Common Stock may exercise dissenters’ rights under Section 262 of the DGCL having expired, and holders representing not more than three percent (3%) of the issued and outstanding Viskase Common Stock having exercised (and not withdrawn or waived) such rights.

•
Enzon’s Minimum Cash Condition.   At the Closing, Enzon having Cash on Hand equal to or greater than $40,000,000.

No party may rely on the failure of any condition to be satisfied if such failure was caused by such party’s willful and material breach of the Merger Agreement.
Termination
Termination by Enzon or Viskase
The Merger Agreement may be terminated at any time prior to the Effective Time by either Enzon or Viskase in any of the following ways (which are described in further detail in the section titled “The Merger Agreement — Termination of the Merger Agreement” in this prospectus/consent solicitation statement):
•
By mutual written consent of Enzon and Viskase

•
By either Enzon or Viskase if:

•
the Merger has not been consummated on or before 11:59 p.m., Eastern Time, on March 31, 2026 (the “Termination Date”); provided that the terminating party has not breached the Merger Agreement and caused the failure of one of the closing conditions to occur; or

•
any legal restraint permanently restraining, enjoining or otherwise prohibiting or making illegal the Merger or otherwise prohibiting the consummation of the Merger has become final and nonappealable; provided that the terminating party has not materially breached any obligation under the Merger Agreement that has been the primary cause of the imposition of such legal restraint or the failure of such legal restraint to be resisted, resolved or lifted;

•
By Enzon, if:

•
prior to the receipt of the Enzon Stockholder Approval, each of the following conditions are met: (i) the Enzon Board or Enzon Special Committee authorizes Enzon to enter into a definitive agreement providing for an Enzon Superior Proposal; (ii) none of Enzon, the Enzon Board or the Enzon Special Committee breached in any material respect its obligations under the Merger Agreement with respect to such Enzon Superior Proposal; (iii) concurrently with such termination, Enzon enters into a definitive agreement providing for an Enzon Superior Proposal; and (iv) prior to or concurrently with such termination, Enzon pays the Enzon Termination

Fee to Viskase, as further described in the section titled “— Effect of Termination; Termination Fees” in this prospectus/consent solicitation statement;
•
Viskase has breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement, or if any representation or warranty of Viskase has become untrue, in a way that results in the failure to satisfy a closing condition of the Merger, and such breach is not reasonably capable of being cured prior to (i) the Termination Date or, (ii) if such breach is reasonably capable of being cured prior to the Termination Date, such breach is not cured prior to the earlier of (a) 30 days after written notice of such breach or (b) the Termination Date (provided that Enzon is not then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement, which breach would result in the failure to satisfy a closing condition of the Merger); or

•
By Viskase, if:

•
prior to the receipt of the Enzon Stockholder Approval, there has been an Enzon Adverse Recommendation Change; or

•
Enzon has breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement, or if any representation or warranty of Enzon has become untrue, in a way that results in the failure to satisfy a closing condition of the Merger, and such breach is not reasonably capable of being cured prior to (i) the Termination Date or, (ii) if such breach is reasonably capable of being cured prior to the Termination Date, such breach is not cured prior to the earlier of (a) 30 days after written notice of such breach or (b) the Termination Date (provided that Viskase is not then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement, which breach would result in the failure to satisfy a closing condition of the Merger).

Termination Fees
Enzon is required to pay Viskase a termination fee of $1,000,000 (the “Enzon Termination Fee”) if the Merger Agreement is terminated under any of the following circumstances (which are described in further detail in the section titled “The Merger Agreement — Effect of Termination; Termination Fees” in this prospectus/consent solicitation statement):
•
if terminated by Viskase following an Enzon Adverse Recommendation Change;

•
if terminated by Enzon in order to enter into a definitive agreement with respect to an Enzon Superior Proposal (as discussed in the section titled “— Adverse Recommendation Change; Enzon Superior Proposal Termination” in this prospectus/consent solicitation statement); and

•
if terminated (i) by either party because the Merger has not been completed by the Termination Date; and (ii) after the execution of the Merger Agreement, an Enzon Acquisition Proposal has been publicly disclosed or announced or has become publicly (a) prior to the Termination Date (if the Merger Agreement is terminated as a result of the foregoing clause (i)) or (b) prior to termination of the Merger Agreement, if such termination is by Viskase because Enzon has breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement, or if any representation or warranty of Enzon has become untrue, in a way that results in the failure to satisfy a closing condition of the Merger, which breach or failure is uncured or uncurable; and (iii) within 12 months following such termination, (a) an Enzon Acquisition Proposal is consummated or a definitive agreement providing for an Enzon Acquisition Proposal is entered into and is subsequently consummated (whether or not consummated within such 12 month period) or (b) any Person commences a tender or exchange offer in respect of an Enzon Acquisition Proposal that is thereafter consummated (whether during or after such 12 month period).

Viskase is required to pay Enzon a termination fee of $1,000,000 if the Merger Agreement is terminated by Enzon due to the failure of the Viskase Board to deliver the Viskase Stockholder Approval within 24 hours following the execution of the Merger Agreement. The Viskase Stockholder Approval was delivered to Enzon by Viskase on June 20, 2025 and subsequently on November 11, 2025, satisfying the requirement under the Merger Agreement.

No Solicitation by Enzon
As described in further detail in the section titled “The Merger Agreement — Covenants of the Parties — No Solicitation by Enzon” in this prospectus/consent solicitation statement, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, Enzon has agreed not to, and to cause its Subsidiaries not to, and to instruct (and cause) its and its Subsidiaries’ respective Representatives not to, directly or indirectly:
•
solicit, initiate or knowingly facilitate or encourage (including by furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Enzon Acquisition Proposal;

•
engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with an actual or potential Enzon Acquisition Proposal; or

•
enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement constituting an Enzon Acquisition Proposal.

Notwithstanding anything contained in the Merger Agreement to the contrary, prior to obtaining the Enzon Stockholder Approval, if Enzon receives an Enzon Acquisition Proposal that did not result from a breach of the no solicitation provisions of the Merger Agreement, and the Enzon Board (acting on the recommendation of the Enzon Special Committee) or the Enzon Special Committee determines in good faith, after consulting its financial advisor and legal counsel, that such Enzon Acquisition Proposal constitutes or is reasonably likely to lead to an Enzon Superior Proposal, then Enzon (acting at the direction of the Enzon Special Committee) may:
•
enter into an Acceptable Confidentiality Agreement with the Person or group making such Enzon Acquisition Proposal and furnish pursuant to such Acceptable Confidentiality Agreement information (including non-public information) with respect to Enzon and its Subsidiaries to such Person or group; provided that Enzon must promptly provide to Viskase any material non-public information concerning Enzon or its Subsidiaries that is provided to such Person and was not previously provided to Viskase; and

•
engage in or otherwise participate in discussions or negotiations with such Person or group and otherwise facilitate or assist with such Enzon Acquisition Proposal, if requested by such Person.

Enzon has also agreed to notify Viskase within two (2) business days of receiving any Enzon Acquisition Proposal and, subject to applicable law, disclose the material terms and the identity of the proposing party. Upon request, Enzon must keep Viskase reasonably informed of material developments, and may not enter into any confidentiality agreement that would prevent it from sharing such information with Viskase.
Series C Exchange Offer
Enzon is offering to exchange, upon the terms and subject to the conditions set forth in this prospectus/consent solicitation statement and the accompanying letter of transmittal, any and all shares of Enzon Series C Preferred Stock validly tendered in the Series C Exchange Offer for newly issued shares of Enzon Common Stock (the “Series C Exchange Offer Consideration”).
The Series C Exchange Offer will expire at the Series C Exchange Time, unless extended or earlier terminated by us in Enzon’s discretion. Tendered shares of Enzon Series C Preferred Stock may be withdrawn at any time prior to the Series C Exchange Time. In addition, Enzon stockholders may withdraw any tendered shares of Enzon Series C Preferred Stock if Enzon has not accepted them for exchange within 60 days from the commencement of the Series C Exchange Offer on [•], 2026.
Enzon will issue shares of Enzon Common Stock in exchange for properly tendered (and not validly withdrawn) shares of Enzon Series C Preferred Stock that are accepted for exchange promptly after the Series C Exchange Time.

Any shares of Enzon Series C Preferred Stock that are accepted for exchange in the Series C Exchange Offer will be retired. Shares of Enzon Series C Preferred Stock tendered but not accepted because they were not properly tendered shall remain outstanding upon completion of the Series C Exchange Offer. If any tendered shares of Enzon Series C Preferred Stock are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus/consent solicitation statement or otherwise, all unaccepted shares of Enzon Series C Preferred Stock will be returned, without expense, to the tendering holder promptly after the Series C Exchange Time.
Please see the section titled “Series C Exchange Offer” in this prospectus/consent solicitation statement for further information.
Reverse Stock Split
Enzon is asking the holders of Enzon Common Stock to approve the Proposed Charter Amendment of Enzon to effect a consolidation of the issued and outstanding shares of Enzon Common Stock, pursuant to which the shares of Enzon Common Stock would be combined and reclassified at a ratio of 1 for 100 (such proposal, the “Reverse Stock Split Proposal”). If the Reverse Stock Split Proposal is approved by Enzon stockholders, Enzon intends to take all actions necessary to effectuate the Reverse Stock Split immediately prior to the Effective Time.
Concurrently with the execution of the Merger Agreement, the IEH Parties, which hold approximately [48.6]% of the issued and outstanding Enzon Common Stock as of [•], 2026, entered into the IEH Support Agreement with Enzon and Viskase, pursuant to which the IEH Parties agreed to, among other things, deliver written consents with respect to all of the issued and outstanding shares of Enzon Common Stock held by the IEH Parties approving the Reverse Stock Split, subject to certain exceptions.
Enzon stockholders should carefully read this prospectus/consent solicitation statement in its entirety, including the Annexes and Exhibits, for more detailed information concerning the Reverse Stock Split. In particular, Enzon stockholders are directed to the copy of the proposed form of certificate of amendment to the Enzon Charter, which is attached as Exhibit B to the Merger Agreement Amendment, which is attached as Annex A-1 to this prospectus/consent solicitation statement.
Governance of the Combined Company
As of the Effective Time, the board of directors of the Combined Company shall be comprised of individuals designated by the Viskase Board prior to the Effective Time and will consist of two current Enzon directors, Jordan Bleznick and Randolph C. Read, together with [•]. Each such director shall hold office until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the Enzon Organizational Documents and applicable law. As of the Effective Time, the officers of Viskase immediately prior to the Effective Time shall be the officers of the Combined Company until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the Enzon Organizational Documents and applicable law.
Please see the section titled “Directors and Executive Officers of the Combined Company” in this prospectus/consent solicitation statement for further information.
IEH Support Agreement
Concurrently with the execution of the Merger Agreement, Enzon, Viskase and the IEH Parties entered into the IEH Support Agreement, pursuant to which the IEH Parties agreed to, among other things, and subject to certain exceptions, (i) deliver written consents approving the Merger Proposal, (ii) deliver written consents with respect to all of the issued and outstanding shares of Enzon Common Stock held by the IEH Parties approving the Reverse Stock Split Proposal, (iii) vote against any Enzon Acquisition Proposal or other action that would reasonably be expected to impede or adversely affect the Merger or the other transactions contemplated by the Merger Agreement and (iv) immediately prior to the Closing, effectuate the conversion of each issued and outstanding share of Enzon Series C Preferred Stock into shares of Enzon Common Stock. As of the Enzon Record Date, the IEH Parties beneficially own approximately

[48.6]% of the Enzon Series C Preferred Stock and the shares of Enzon Common Stock owned by the IEH Parties represent approximately [48.6]% of the outstanding voting power of Enzon stock.
Each IEH Party is obligated to vote or cause to be voted all shares of Enzon Common Stock and Enzon Series C Preferred Stock, as applicable, Beneficially Owned by such IEH Party against any (i) Enzon Acquisition Proposal, (ii) amendment to the Enzon Organizational Documents that would impede or adversely affect the Merger or other transactions contemplated by the Merger Agreement (except as otherwise contemplated by the Merger Agreement) and (iii) other action or transaction involving Enzon that is intended or reasonably expected to impede or adversely affect the Merger, the Reverse Stock Split or other transactions contemplated by the Merger Agreement; provided that the foregoing clauses (i)-(iii) will not apply to any transaction, proposal or action that is the subject of an Enzon Adverse Recommendation Change made in accordance with the Merger Agreement that has not been rescinded.
Please see the section titled “IEH Support Agreement” in this prospectus/consent solicitation statement for further information on the IEH Support Agreement.
Interests of Certain Persons in the Merger
Certain of Enzon’s and Viskase’s executive officers and directors have interests in the Merger that may be different from, or in addition to, the interests of the Enzon stockholders and the Viskase stockholders, respectively. Please see the section titled “Interests of Executive Officers and Directors in the Merger” in this prospectus/consent solicitation statement for further information. The members of the Enzon Board and the Enzon Special Committee were aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the Merger, and in unanimously recommending that the Enzon stockholders approve the Merger Proposal.
Accounting Treatment
Notwithstanding the legal form, the Merger will be accounted for as a reverse recapitalization and not a business combination under ASC 805. Under this method of accounting, Enzon will be treated as the acquired company for accounting purposes, whereas Viskase will be treated as the accounting acquirer. In accordance with this method of accounting, the Merger will be treated as the equivalent of Viskase issuing shares for the net assets of Enzon, accompanied by a recapitalization. The net assets of Enzon will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Merger will be those of Viskase.
Material U.S. Federal Income Tax Consequences
As no U.S. holder of Enzon Stock will transfer or exchange any Enzon Stock pursuant to the Merger, a U.S. Holder of Enzon Stock will not recognize any gain or loss pursuant to the Merger.
Subject to special rules that would apply to the receipt of cash in lieu of a fractional share of Enzon, a U.S. Holder of Enzon Common Stock generally should not recognize gain or loss as a result of the Reverse Stock Split for U.S. federal income tax purposes.
Please see the section titled “Material U.S. Federal Income Tax Consequences” in this prospectus/consent solicitation statement for further information regarding the U.S. federal income tax consequences of the Merger and the Reverse Stock Split.
Summary of Risk Factors
In deciding how to vote your shares of Enzon Common Stock, you should read carefully this entire prospectus/consent solicitation statement, including the Annexes and exhibits hereto, and in particular, please see the section titled “Risk Factors” in this prospectus/consent solicitation statement. Some of these risks include:
Risks Related to Viskase’s Business
•
Viskase’s failure to efficiently respond to industry changes in casings technology could jeopardize Viskase’s ability to retain its customers and maintain its revenues, operating results, and market share.

•
Viskase receives its raw materials from a limited number of suppliers, and problems with their supply could impair Viskase’s ability to meet its customers’ product demands.

•
Viskase’s facilities are capital intensive, and Viskase may not be able to obtain financing to fund necessary capital expenditures.

•
Product liability claims or regulatory actions could adversely affect Viskase’s financial results or harm Viskase’s reputation or the value of Viskase’s products.

•
Risks related to security breaches of company, customer, employee and vendor information, as well as the technology that manages Viskase’s operations and other business processes, could adversely affect Viskase’s business.

•
Viskase’s intellectual property rights may be inadequate or violated and Viskase may be subject to claims of infringement, either or both of which could negatively affect Viskase’s financial condition.

•
Viskase is subject to significant minimum contribution requirements and market exposure with respect to its defined benefit plan, both of which could adversely affect Viskase’s cash flow.

•
Viskase’s substantial level of indebtedness could adversely affect Viskase’s results of operations, cash flows and ability to compete in Viskase’s industry, which could, among other things, prevent Viskase from fulfilling its obligations under its debt agreements.

•
Deterioration in Viskase’s business and financial condition has resulted in the Merger Agreement Amendment and additional adverse changes in Viskase’s business and financial condition could further affect the terms, timing or completion of the Merger.

Risks Related to the Combined Company
•
Past performance by Enzon or Viskase may not be indicative of future performance of an investment in the Combined Company.

•
The opinions of the Enzon Special Committee’s and the Viskase Special Committee’s respective financial advisors delivered prior to the signing of the Merger Agreement Amendment do not reflect changes in circumstances that may have occurred or that may occur since the respective dates on which such opinions were delivered.

•
The Combined Company may experience business, operational and financial challenges, which could have an adverse impact on the value of the Combined Company Common Stock following the Closing.

Risks Related to the Merger
•
Holders of Viskase Common Stock have appraisal or dissenters’ rights, which could increase transaction uncertainty.

•
Carl C. Icahn and the IEH Parties will exert significant influence, and will ultimately control, the Combined Company after the Merger and non-IEH stockholders will have limited governance rights.

•
Litigation relating to the Merger may be filed against the Enzon Board, the Enzon Special Committee, the Viskase Board and/or Viskase Special Committee that could prevent or delay the Closing and/or result in the payment of damages following the Closing.

•
Enzon may not be able to utilize its NOLs, certain credits and other tax attributes.

Risks Related to the Series C Exchange Offer
•
Enzon has not obtained a third-party determination that the Series C Exchange Offer is fair to holders of Enzon Series C Preferred Stock.

•
Enzon is not required to, but it currently intends to, redeem the shares of Enzon Series C Preferred Stock that are not exchanged in the Series C Exchange Offer following the Closing.

•
In the future, assuming that Enzon does not redeem any remaining shares of the Enzon Series C Preferred Stock, Enzon will have the ability, and may decide to, acquire shares of Enzon Series C

Preferred Stock that are not accepted in the Series C Exchange Offer for consideration different than that in the Series C Exchange Offer.
Risks Related to Enzon’s Business
•
Enzon may not be able to utilize its NOLs, certain credits and other tax attributes.

Risks Related to Enzon’s Common Stock
•
The market price of Enzon Common Stock has historically been volatile and may decline significantly if the Combined Company is unable to execute its strategic objectives.

•
Enzon Common Stock is quoted on the OTCQB tier of the OTC, which has limited trading volume and liquidity, and stockholders may have difficulty selling their shares.

•
The declaration of dividends on Enzon Common Stock is at the discretion of the Enzon Board and is subject to limitations under Delaware law and the rights of holders of Series C Preferred Stock.

Risks Related to the Series C Preferred Stock
•
In the event of a dissolution, liquidation or winding up of Enzon, Enzon may not be able to satisfy its obligations to holders of Series C Preferred Stock.

•
Dividends on the Series C Preferred Stock may be paid either in cash or be paid in kind by increasing the liquidation value of the shares of Series C Preferred Stock.

•
The Series C Preferred Stock is equity and is subordinate to Enzon’s existing and future indebtedness and other liabilities and holders’ interests may be diluted by future preferred stock issuances.

•
There is no public market for the Series C Preferred Stock.

Comparison of Stockholder Rights
As a result of the Merger and from and after the Effective Time, all shares of Viskase Common Stock converted into the right to receive the Merger Consideration will no longer be outstanding and will automatically be cancelled and will cease to exist and the rights of the holders of Viskase Common Stock will be governed by the Enzon Organizational Documents. Please see the section titled “Comparison of Stockholder Rights” in this prospectus/consent solicitation statement for a discussion of the material differences between the current rights of Enzon stockholders and the current rights of Viskase stockholders.
Appraisal and Dissenters’ Rights
Holders of Viskase Common Stock who: (i) submit to Viskase a proper written demand for appraisal of such shares; (ii) continuously remain the record holders or beneficial owners of such shares through the Effective Time; and (iii) otherwise comply with the applicable procedures and requirements set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Court and receive payment in cash of the “fair value” of such shares (as determined by the Court, exclusive of any element of value arising from the accomplishment or expectation of the transaction) instead of the Merger Consideration. Any such Person awarded “fair value” for his, her or its shares by the Court would receive payment of that fair value in cash, together with interest, if any, to be paid upon the amount determined to be the “fair value” in lieu of the right to receive the Merger Consideration. It is possible that any such “fair value” as determined by the Court may be more or less than, or the same as, the Merger Consideration that such Person is entitled to receive pursuant to the Merger Agreement. Please see the section titled “Appraisal and Dissenters’ Rights” in this prospectus/consent solicitation statement for further information.
Under the DGCL, Enzon stockholders are not entitled to exercise appraisal rights in connection with the Merger or the Series C Exchange Offer.

SUMMARY OF THE MATERIAL TERMS OF THE SERIES C EXCHANGE OFFER
This summary highlights certain information set forth elsewhere in this prospectus/consent solicitation statement and does not purport to contain all of the information that may be important to you. The material terms of the Series C Exchange Offer are summarized below. Please see the section titled “The Series C Exchange Offer” in this prospectus/consent solicitation statement for further information.
Offeror
Enzon Pharmaceuticals, Inc.
Enzon Series C Preferred Stock Subject to the Series C Exchange Offer
All outstanding shares of Enzon Series C Preferred Stock.
Holders Eligible to Participate in the Series C Exchange Offer
Each holder of Enzon Series C Preferred Stock (“Eligible Stockholders”) will be eligible to participate in the Series C Exchange Offer. Please see the section titled “The Series C Exchange Offer — Terms of the Series C Exchange Offer” in this prospectus/consent solicitation statement for further information.
Exchange Offer
We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus/consent solicitation statement and the accompanying letter of transmittal, shares of Enzon Series C Preferred Stock validly tendered in the Series C Exchange Offer for newly issued shares of Enzon Common Stock. The Series C Exchange Offer will be available only to Eligible Stockholders. In exchange for each share of Enzon Series C Preferred Stock properly tendered (and not validly withdrawn) prior to the Series C Exchange Time and accepted by us, Eligible Stockholders will receive a number of shares of Enzon Common Stock equal to (i) the aggregate Liquidation Preference of each share of Enzon Series C Preferred Stock divided by (ii) the Enzon 20-Day VWAP. The Enzon 20-Day VWAP is $0.08 per share of Enzon Common Stock, which after giving effect to the Reverse Stock Split of 1 for 100, will be adjusted to $7.83.
Series C Exchange Time
The Series C Exchange Offer will expire at the Series C Exchange Time, which is 5:00 p.m., Eastern Time, on [•], 2026, unless extended or earlier terminated by Enzon in Enzon’s sole discretion or in accordance with applicable law. Please see the section titled “The Series C Exchange Offer — Series C Exchange Time; Extension; Termination; Amendment” in this prospectus/consent solicitation statement for further information about the Series C Exchange Time.
Withdrawal; Non-Acceptance
You may withdraw shares of Enzon Series C Preferred Stock validly tendered in the Series C Exchange Offer at any time prior to the Series C Exchange Time. In addition, if not previously returned, you may withdraw any shares of Enzon Series C Preferred Stock validly tendered in the Series C Exchange Offer that are not accepted by Enzon for exchange after the expiration of 60 days after the commencement of the Series C Exchange Offer. To withdraw previously tendered shares of Enzon Series C Preferred Stock, you are required to submit a notice of withdrawal to the Exchange Agent in accordance with the procedures described herein and in the letter of transmittal.
If Enzon decides for any reason not to accept any shares of Enzon Series C Preferred Stock validly tendered for exchange, the shares will be returned to the tendering holder at Enzon’s expense promptly after the expiration or termination of the Series C Exchange Offer.

Any withdrawn or unaccepted shares of Enzon Series C Preferred Stock that were tendered through DTC’s Automated Tender Offer Program (“ATOP”) will be credited to the tendering holder’s account at DTC.
Please see the section titled “The Series C Exchange Offer — Withdrawal Rights” in this prospectus/consent solicitation statement for further information regarding the withdrawal of tendered shares of Enzon Series C Preferred Stock.
Settlement Date
Enzon will issue Enzon Common Stock in exchange for properly tendered (and not validly withdrawn) shares of Enzon Series C Preferred Stock that are accepted for exchange promptly after the Series C Exchange Time.
Exchange Offer Consideration
In exchange for each share of Enzon Series C Preferred Stock properly tendered (and not validly withdrawn) by the Series C Exchange Time and accepted by Enzon, participating holders of Enzon Series C Preferred Stock will receive shares of Enzon Common Stock equal to (i) the aggregate Liquidation Preference of each share of Enzon Series C Preferred Stock divided by (ii) the Enzon 20-Day VWAP (the “Exchange Offer Consideration”).
Pro Forma Ownership
The following sets forth the pro forma ownership of the Combined Company after giving effect to the Merger, the Reverse Stock Split, the IEH Share Exchange and the Series C Exchange Offer and assumes all shares of the Series C Preferred Stock held by non-IEH Parties are exchanged for shares of Enzon Common Stock:
	Shares of Enzon Common Stock	Pro Forma Percentage Ownership
Shares held by legacy Viskase common stockholders	7,915,136	55.0%
Shares held by IEH Parties underlying Enzon Series C Preferred Stock subsequent to IEH Share Exchange	5,630,234	39.1%
Shares held by legacy Enzon common stockholders	742,146	5.2%
Shares held by non-IEH Parties underlying Enzon Series C Preferred Stock subsequent to Series C Exchange Offer	103,640	0.7%
Total shares of Combined Company Common Stock	14,391,156	100.0%
Trading and Related Matters
The issuance of the shares of Enzon Common Stock pursuant to the Series C Exchange Offer is being registered under the Securities Act and will be freely tradable, except by Enzon Affiliates. Enzon Common Stock is quoted on the “OTCQB” tier of the OTC.
Differences in Rights of Enzon Series C Preferred Stock and Enzon Common Stock
Holders of Enzon Series C Preferred Stock who do not elect to exchange or redeem their shares of Enzon Series C Preferred Stock will continue to hold shares of Enzon Series C Preferred Stock following the Closing. The Enzon Series C Preferred Stock and Enzon Common Stock have different rights. Please see the section titled “The Series C Exchange Offer — Comparison of Enzon Series C Preferred Stock and Enzon Common Stock” in this prospectus/consent solicitation statement for further information regarding these differences.
Conditions of the Series C Exchange Offer
The Series C Exchange Offer is subject to the satisfaction of certain conditions. Please see the section titled “The Series C Exchange Offer — Conditions of the Series C Exchange Offer” in this prospectus/consent solicitation statement for further information regarding the conditions of the Series C Exchange Offer.
Procedures for Tendering Shares of Enzon Series C Preferred Stock
If your shares of Enzon Series C Preferred Stock are registered in the name of a brokerage firm, bank or other nominee and you wish to participate in the Series C Exchange Offer, you should contact that registered holder promptly and instruct such holder to tender your shares of Enzon Series C Preferred Stock on your behalf. If you are a DTC participant, you may electronically transmit your acceptance through DTC’s ATOP. Please see the sections titled “The Series C Exchange Offer — Procedures for Tendering Shares of Enzon Series C Preferred Stock” and “The Series C Exchange Offer — The Depository Trust Company Book-Entry Transfer Procedures” in this prospectus/consent solicitation statement for further information.
For further information on how to tender shares of Enzon Series C Preferred Stock, contact the Information Agent at the telephone number set forth in the response to “Who can answer my questions” in the section titled “Questions and Answers About the Series C Exchange Offer” in this prospectus/consent solicitation or consult your brokerage firm, bank or other nominee for assistance.
Amendment and Termination
Enzon has the right to terminate or withdraw, in our reasonable discretion, the Series C Exchange Offer at any time and for any reason if the conditions to the Series C Exchange Offer are not met by the Series C Exchange Time, regardless of the circumstances giving rise to such condition (other than any action or failure to act by us). Enzon reserves the right, subject to applicable law, to (i) waive certain of the conditions of the Series C Exchange Offer on or prior to the Series C Exchange Time and (ii) amend the terms of the Series C Exchange Offer. If Enzon makes a material change in the terms of the Series C Exchange Offer or the information concerning the Series C Exchange Offer, or waives a material condition of the Series C Exchange Offer, Enzon will promptly disseminate disclosure regarding the changes to the Series C Exchange Offer as required by law. In addition, Enzon will take steps to ensure that the Series C Exchange Offer remains open for the minimum number of days, as required by law, following the date Enzon disseminates disclosure regarding the changes. In the event that the Series C Exchange Offer is terminated, validly withdrawn or otherwise not consummated on or prior to the Series C Exchange Time, no consideration will be paid or become payable to holders who have properly tendered their shares of Enzon Series C Preferred Stock pursuant to the Series C Exchange Offer. In any such event, the shares previously tendered pursuant to the Series C Exchange

Offer will be promptly returned to the tendering holders. Please see the section titled “The Series C Exchange Offer — Series C Exchange Time; Extension; Termination; Amendment” in this prospectus/consent solicitation statement for further information.
Consequences of Failure to Exchange Enzon Series C Preferred Stock
Shares of Enzon Series C Preferred Stock not accepted for exchange in the Series Exchange Offer will remain outstanding after consummation of the Series C Exchange Offer and the Merger. Under the terms of the Enzon Series C Preferred Stock, following the Merger, Enzon may, and at this time intends to, redeem any outstanding shares of Enzon Series C Preferred Stock for a cash amount equal to the aggregate Liquidation Preference of such shares.
Material U.S. Federal Income Tax Considerations of the Series C Exchange Offer
Please see the sections titled “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Series C Exchange Offer” and “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Ownership and Disposition of the Enzon Common Stock received pursuant to the Series C Exchange Offer” in this prospectus/consent solicitation statement for further information. You are urged to consult your own tax advisors for a full understanding of the tax considerations of participating in the Series C Exchange Offer in light of your own particular circumstances.
Brokerage Commissions
No brokerage commissions are payable by the holders of Enzon Series C Preferred Stock to the Exchange Agent or us. If your shares of Enzon Series C Preferred Stock are held through a brokerage firm, bank or other nominee who tenders the shares on your behalf, your brokerage firm, bank or other nominee may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.
Use of Proceeds
Enzon will not receive any cash proceeds from the Series C Exchange Offer.
No Appraisal Rights in Connection with the Series C Exchange Offer
Holders of Enzon Series C Preferred Stock will not have appraisal rights, or any contract right to petition for fair value, with respect to the Series C Exchange Offer. Enzon will not independently provide such a right.
Risk Factors
Your decision whether to participate in the Series C Exchange Offer and to exchange your shares of Enzon Series C Preferred Stock for Enzon Common Stock will involve risk. You should be aware of and carefully consider the risk factors set forth in the section titled “Risk Factors — Risks Related to the Series C Exchange Offer,” as well as the other risk factors set forth in the section titled “Risk Factors,” in this prospectus/consent solicitation statement, along with all of the other information provided or referred to in this prospectus/consent solicitation statement, before deciding whether to participate in the Series C Exchange Offer.
Regulatory Approvals
Enzon is not aware of any other material regulatory approvals necessary to complete the Series C Exchange Offer, other than effectiveness of the Registration Statement (of which this prospectus/consent solicitation statement forms a part) and Enzon’s obligation to file a Schedule TO with the SEC and to otherwise comply with applicable securities laws.
Exchange Agent
The depository and exchange agent for the offer and the tabulation agent for the consent solicitation is:
Continental Stock Transfer & Trust Company
1 State Street Plaza, 30th Floor
New York, New York 10004
Phone: 800-509-5586
Attention: Corporate Actions
Information Agent
You should direct questions about the exchange offer and requests for additional copies of this prospectus/offer to exchange or notice of guaranteed delivery to the information agent at the below address and phone number:
HKL & Co., LLC
3 Columbus Circle, 15FL
New York, New York 10019
Banks And Brokerage Firms Please Call Collect: (212) 468-5380
All Others Call Toll-Free: (800) 326-5997
Email: enzn@hklco.com
Further Information
If you have questions about the terms of the Series C Exchange Offer or the procedures for tendering shares of Enzon Series C Preferred Stock in the Series C Exchange Offer or require assistance in tendering your shares of Enzon Series C Preferred Stock, please contact the Information Agent or the Exchange Agent. The contact information for the Information Agent and the Exchange Agent is set forth in the response to “Who can answer my questions” in the section titled “Questions and Answers About the Series C Exchange Offer” in this prospectus/consent solicitation statement. If you would like additional copies of this prospectus/consent solicitation statement, our annual, quarterly and current reports and other information referenced in this prospectus/consent solicitation statement, please contact the Information Agent, Exchange Agent or Enzon.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
The following unaudited pro forma condensed combined financial information and accompanying notes are provided to aid you in your analysis of the financial aspects of the Merger, and adjustments for other material events (described in the “Other Material Events” section below). The pro forma adjustments for events described below in the section “Other Material Events” are referred to herein as “Adjustments for Other Material Events.” The following information is also relevant to understanding the unaudited pro forma condensed combined financial information contained herein.
On June 20, 2025, Enzon, Merger Sub and Viskase entered into the initial Merger Agreement which was subsequently amended on October 24, 2025. Both the initial and amended Merger Agreement are collectively referred to herein as the Merger Agreement. The Merger Agreement and related agreements provide for the following:
Prior to the Effective Time the following will occur:
•
Concurrently with the execution of the initial Merger Agreement, the IEH Parties entered into the initial IEH Support Agreement with Enzon and Viskase which was subsequently amended on October 24, 2025, pursuant to which the IEH Parties agreed to, among other things, and subject to certain exceptions, deliver to Enzon each share of Enzon Series C Preferred Stock beneficially owned by the IEH Parties in exchange for a number of shares of Enzon Common Stock equal to (i) the aggregate Liquidation Preference of such shares of Enzon Series C Preferred Stock divided by (ii) the Enzon 20-Day VWAP of Enzon Common Stock. The Merger Agreement also requires that Enzon use commercially reasonable efforts to commence an exchange offer no less than twenty-five (25) business days prior to the Effective Time, pursuant to which Enzon will offer to each holder of Enzon Series C Preferred Stock to exchange a number of shares of Enzon Common Stock for each share of Enzon Series C Preferred Stock equal to (i) the aggregate Liquidation Preference of each share of Enzon Series C Preferred Stock, divided by (ii) the Enzon 20-Day VWAP as calculated pursuant to the terms of the Merger Agreement;

•
Enzon has agreed to file the Proposed Charter Amendment to effect the Reverse Stock Split and to change the name of Enzon from “Enzon Pharmaceuticals, Inc.” to “Viskase Holdings, Inc.” in connection with the Closing;

•
Effect the Reverse Stock Split of the issued and outstanding shares of Enzon Common Stock at a ratio of 1-for-100;

•
Consummate the Series C Exchange Offer in accordance with the terms of the Merger Agreement. Under the Series C Exchange Offer, each holder of Enzon Series C Preferred Stock, other than the IEH Parties, will be offered to exchange their shares of Enzon Series C Preferred Stock for shares of Enzon Common Stock. Holders of such shares who elect not to participate in the Series C Exchange Offer may have their shares redeemed for cash.

•
Enzon will use its commercially reasonable efforts to cause the shares of Combined Company Common Stock to be issued in connection with the Merger to be quoted on the OTC, subject to official notice of issuance.

At the Effective Time, the following will occur:
•
Merger Sub will merge with and into Viskase, with Viskase surviving the Merger as a wholly owned subsidiary of Enzon and the separate corporate existence of Merger Sub shall cease.

•
Each share of Viskase Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Viskase Common Stock (i) held by Viskase as treasury shares, (ii) owned by Enzon, Merger Sub or a wholly owned Subsidiary of Viskase, Enzon or Merger Sub immediately prior to the Effective Time and (iii) Dissenting Viskase Shares) will be automatically converted into the right to receive the Merger Consideration, which is comprised of Enzon Common Stock equal to the Exchange Ratio.

•
Viskase shall take all actions necessary to remove the Viskase Common Stock from quotation on the “Pink Limited” tier of the OTC.

Promptly after the Effective Time, the following will occur:
•
Enzon will cause Viskase, as the Surviving Company following the Merger, to be converted from a Delaware corporation into a Delaware limited liability company through a statutory conversion permitted under Delaware law, which will be renamed Viskase Companies, LLC. The corporate existence of the Surviving Company will continue unaffected and unimpaired by the conversion, except that, upon the consummation of the conversion, all of the outstanding shares of Viskase Common Stock will be converted to limited liability company interests. Because the Surviving Company will be a wholly owned Subsidiary of the Combined Company at the Effective Time, the Combined Company will be the sole member of the Surviving Company following the conversion.

•
The Combined Company refers to Enzon, which will be renamed Viskase Holdings, Inc. in connection with the Closing. The Combined Company remains the same legal entity as Enzon, with no changes to its authorized shares, par value or issued and outstanding shares. The designation as the Combined Company reflects the post-Merger structure, but the underlying corporate entity and share structure remain unchanged from Enzon prior to the Effective Time.

Exchange Ratio:
At the Effective Time, each outstanding share of Viskase Common Stock (other than shares of Viskase Common Stock (i) held by Viskase as treasury shares, (ii) owned by Enzon, Merger Sub or a wholly owned Subsidiary of Viskase, Enzon or Merger Sub immediately prior to the Effective Time and (iii) Dissenting Viskase Shares) will be automatically converted into the right to receive a number of shares of Enzon Common Stock equal to the Exchange Ratio. The Exchange Ratio is calculated as (i) the Viskase Closing Share Number divided by (ii) the number of issued and outstanding shares of Viskase Common Stock immediately prior to the Effective Time.
The tables below present the calculation of the Exchange Ratio and related calculations:
Shares
Viskase Closing Share Number(1)	7,915,136
Number of issued and outstanding shares of Viskase Common Stock immediately prior to the Effective Time	117,375,777
Exchange Ratio	0.0674

(1)
The Viskase Closing Share Number is calculated as follows, pursuant to the terms of the Merger Agreement:

Shares
Enzon Common Stock outstanding subsequent to the Reverse Stock Split(1)	742,146
Enzon Common Stock issued in IEH Share Exchange(2)	5,630,234
Enzon Common Stock issued in Series C Exchange Offer(2)	103,640
Shares of Enzon Common Stock issued and outstanding immediately prior to the Effective Time	6,476,020
Divided by: 0.45	0.4500
Total Closing Share Number	14,391,156
Minus: Number of shares of Enzon Common Stock issued and outstanding immediately prior to the Effective Time	(6,476,020)
Viskase Closing Share Number	7,915,136

(1)
Consists of 742,146 shares of Enzon Common Stock issued to the current holders of Enzon Common Stock following the Reverse Stock Split. The 74,214,603 shares of Enzon Common Stock outstanding immediately prior to the Closing are assumed to be adjusted using a 1 for 100 Reverse Stock Split ratio, resulting in 742,146 shares of Enzon Common Stock.

(2)
The Enzon Common Stock issued in the IEH Share Exchange and the Series C Exchange Offer is determined as follows, pursuant to the Merger Agreement and IEH Support Agreement:

Aggregate Liquidation Preference of Enzon Series C Preferred Stock held by IEH Parties(1)	$44,067,840
Enzon 20-Day VWAP(2)	$7.83
Enzon Common Stock issued in IEH Share Exchange	5,630,234

(1)
The aggregate Liquidation Preference of Enzon Series C Preferred Stock held by IEH Parties immediately prior to the Closing Date is calculated as (A) (i) the historical Liquidation Preference of $1,102 per share as of September 30, 2025, plus (ii) the prorated 5% annual increase in the Liquidation Preference per share from October 1, 2025 through the estimated Closing Date of $20 per share (resulting in a Liquidation Preference per share of $1,122 as of the estimated Closing Date) pursuant to the Certificate of Designation of Series C Non-Convertible Redeemable Preferred Stock of Enzon, multiplied by (B) the number of shares of Enzon Series C Preferred Stock beneficially owned by non-IEH Parties.

(2)
Refer to Note 3(i) for the calculation of the Enzon 20-Day VWAP for the 1 for 100 Reverse Stock Split.

Aggregate Liquidation Preference of Enzon Series C Preferred Stock held by non-IEH Parties(1)	$811,188
Enzon 20-Day VWAP(2)	$7.83
Enzon Common Stock issued in Series C Exchange Offer	103,640

(1)
The aggregate Liquidation Preference of Enzon Series C Preferred Stock held by IEH Parties immediately prior to the Closing Date is calculated as (A) (i) the historical Liquidation Preference of $1,102 per share as of September 30, 2025, plus (ii) the prorated 5% annual increase in the Liquidation Preference per share from October 1, 2025 through the estimated Closing Date of $20 per share (resulting in a Liquidation Preference per share of $1,122 as of the estimated Closing Date) pursuant to the Certificate of Designation of Series C Non-Convertible Redeemable Preferred Stock of Enzon, multiplied by (B) the number of shares of Enzon Series C Preferred Stock beneficially owned by non-IEH Parties.

(2)
Refer to Note 3(i) for the calculation of the Enzon 20-Day VWAP 1 for 100 Reverse Stock Split.

Other Material Events
•
Under the terms of the Merger Agreement, Enzon is required to have Cash on Hand at the Closing of an amount that is equal to the Minimum Cash Condition, which is defined as an amount equal or greater than $40,000,000.

In order to determine whether the Minimum Cash Condition will be satisfied at Closing, Enzon must adjust its Cash on Hand as of September 30, 2025 to reflect its estimated Cash on Hand as of the estimated Closing Date of February 10, 2026. These adjustments include:
•
Actual and estimated interest and dividend income to be earned on Enzon’s invested cash and cash equivalents from October 1, 2025 through the estimated Closing on February 10, 2026 of $0.5 million.

•
Actual and estimated cash disbursements for Enzon’s general and administrative costs from October 1, 2025 through the assumed Closing on February 10, 2026 of $0.5 million plus transaction costs of $1.3 million.

As of the estimated Closing on February 10, 2026, Enzon estimates it will have $42.0 million of Cash on Hand, which will satisfy the Minimum Cash Condition.
•
On March 26, 2025, Viskase announced a plan to cease production in its plant in Osceola, Arkansas, with the operations ceasing effective April 30, 2025 (the “Plant Closure”) with winddown activities continuing through June 2025. In connection with the Plant Closure, Viskase moved the equipment and personnel from the Osceola plant to existing sites to maintain a materially similar company-wide productive capacity after the Plant Closure. Viskase expects to settle the remaining $0.6 million of accrued plant restructuring costs prior to the Closing.
Additional Information Related to the Unaudited Pro Forma Condensed Combined Financial Information
The unaudited pro forma condensed combined financial information has been prepared based on Enzon’s and Viskase’s historical financial statements as adjusted to give effect to the Closing, and the events described above in the section “Other Material Events.” The unaudited pro forma condensed combined balance sheet as of September 30, 2025 gives pro forma effect to the Closing as if it had occurred on September 30, 2025. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 reflects adjustments assuming that any adjustments that were made to the unaudited pro forma condensed combined balance sheet as of September 30, 2025 are assumed to have been made on January 1, 2024 for the purpose of adjusting the unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2025 reflects adjustments assuming that any adjustments that were made to the unaudited pro forma condensed combined balance sheet as of September 30, 2025 are assumed to have been made on January 1, 2024 for the purpose of adjusting the unaudited pro forma condensed combined statement of operations.
The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with:
•
the accompanying notes to the unaudited pro forma condensed combined financial information;

•
the historical unaudited financial statements of Enzon as of and for the nine months ended September 30, 2025 and the related notes included elsewhere in this prospectus/consent solicitation statement;

•
the historical audited financial statements of Enzon as of and for the year ended December 31, 2024 and the related notes included elsewhere in this prospectus/consent solicitation statement;

•
the historical unaudited financial statements of Viskase as of and for the nine months ended September 30, 2025 and the related notes included elsewhere in this prospectus/consent solicitation statement;

•
the historical audited financial statements of Viskase as of and for the year ended December 31, 2024 and the related notes included elsewhere in this prospectus/consent solicitation statement;

•
other information relating to Enzon and Viskase contained in this prospectus/consent solicitation statement, including in the sections entitled “Enzon’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Viskase’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Annexes and other financial information relating to each of Enzon and Viskase included elsewhere in this prospectus/consent solicitation statement.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position would have been had the Closing and the events described above in the section “Other Material Events” taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Enzon. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed combined financial information. If the actual facts are different than these assumptions, the amounts and shares outstanding in the unaudited pro forma condensed combined financial information that follows will be different, and those changes could be material.
Except where the context otherwise indicates, the information concerning Enzon contained in or incorporated by reference into this unaudited pro forma condensed combined financial information has been provided by Enzon, and the information concerning Viskase contained in this unaudited pro forma condensed combined financial information has been provided by Viskase.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2025
			Transaction Accounting Adjustments
(In thousands, except for share data)	Enzon Pharmaceuticals, Inc. Historical	Viskase Companies, Inc. Historical	Adjustments for Other Material Events	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Balance Sheet
Assets
Current assets:
Cash and cash equivalents	$43,256	$7,692	$540	3(aa)	$(1,000)	3(a)	$7,441
	—	—	(450)	3(bb)	(246)	3(d)	—
	—	—	(555)	3(cc)	(350)	3(e)	—
	—	—	—		(1,446)	3(b)	—
	—	—	—		(40,000)	3(k)	—
Receivables, net	—	67,540	—		—		67,540
Inventories, net	—	91,776	—		—		91,776
Other current assets	411	46,995	—		246	3(d)	47,652
Total current assets	43,667	214,003	(465)		(42,796)		214,409
Property, plant and equipment	—	471,975	—		—		471,975
Less accumulated depreciation	—	(338,160)	—		—		(338,160)
Property, plant and equipment, net	—	133,815	—		—		133,815
Operating right of use assets, net	—	19,416	—		—		19,416
Other assets, net	—	11,155	—		—		11,155
Intangible assets, net	—	13,909	—		—		13,909
Goodwill	—	3,129	—		—		3,129
Deferred income taxes	26	4,409	—		(26)	3(h)	4,409
Total assets	43,693	399,836	(465)		(42,822)		400,242
Liabilities and stockholders’ (deficit)/equity
Current liabilities:
Short-term debt	—	140,464	—		(39,746)	3(k)	100,718
Accounts payable	331	34,001	—		(730)	3(b)	33,602
Accrued liabilities	209	24,907	(555)	3(cc)	(128)	3(a)	24,183
	—	—	—		(250)	3(b)	—
Short-term portion operating lease liabilities	—	4,519	—		—		4,519
Total current liabilities	540	203,891	(555)		(40,854)		163,022
Accrued employee benefits	—	25,820	—		—		25,820
Deferred income taxes	—	3,476	—		—		3,476
Long-term operating lease liabilities	—	17,334	—		—		17,334
Total liabilities	540	250,521	(555)		(40,854)		209,652
Mezzanine equity:
Enzon Series C Preferred Stock, $0.01 par value; 40,000 shares authorized; 40,000 shares issued and outstanding (liquidation value $1,102)	44,076	—	—		(44,879)	3(i)	—
	—	—	—		803	3(g)	—

			Transaction Accounting Adjustments
(In thousands, except for share data)	Enzon Pharmaceuticals, Inc. Historical	Viskase Companies, Inc. Historical	Adjustments for Other Material Events	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Balance Sheet
Stockholders’ equity:
Viskase Common stock, $0.01 par value; 150,000,000 shares authorized, 118,181,047 shares issued and 117,375,777 outstanding at September 30, 2025 and 150,000,000 shares authorized 103,995,935 shares issued and 103,190,665 outstanding at December 31, 2024	—	1,183	—		(1,183)	3(j)	—
Enzon Common Stock, $0.01 par value; 170,000,000 shares authorized; 74,214,603 shares issued and outstanding	742	—	—		(734)	3(f)	—
	—	—	—		57	3(i)	—
	—	—	—		(65)	3(c)	—
Combined Company Common Stock, $0.01 par value	—	—	—		79	3(j)	144
	—	—	—		65	3(c)	—
Additional paid-in capital	70,565	202,199	—		44,822	3(i)	244,946
	—	—	—		(72,556)	3(j)	—
	—	—	—		734	3(f)	—
	—	—	—		(15)	3(b)	—
	—	—	—		(803)	3(g)	—
(Accumulated deficit) retained earnings	(72,230)	6,797	540	3(aa)	(872)	3(a)	6,066
	—	—	(450)	3(bb)	(350)	3(e)	—
	—	—	—		(451)	3(b)	—
	—	—	—		73,362	3(j)	—
	—	—	—		(26)	3(h)	—
	—	—	—		(254)	3(k)	—
Treasury Stock, at cost (805,270 treasury shares)	—	(298)	—		298	3(j)	—
Accumulated other comprehensive loss	—	(59,212)	—		—		(59,212)
Total stockholders’ equity attributable to controlling interests	(923)	150,669	90		42,108		191,944
Deficit attributable to non-controlling interest	—	(1,354)	—		—		(1,354)
Total stockholders’ equity	(923)	149,315	90		42,108		190,590
Total liabilities, mezzanine equity, and stockholders’ equity	43,693	399,836	(465)		(42,822)		400,242

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025
	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2025
(In thousands, except for share data)	Enzon Pharmaceuticals, Inc. Historical	Viskase Companies, Inc. Historical	Other Transaction Accounting Adjustments	Notes	Pro Forma Statement of Operations	Notes
Net sales	$—	$282,629	$—		$282,629
Cost of sales	—	(250,724)	—		(250,724)
Gross margin	—	31,905	—		31,905
Selling, general and administrative	—	38,146	185	4(e)	42,170
	—	—	3,839	5(a)	—
General and administrative	1,038	—	(1,038)	5(a)	—
Transaction expenses	2,801	—	(2,801)	5(a)	—
Amortization of intangibles	—	1,148	—		1,148
Asset impairment expense	—	12,100	—		12,100
Restructuring and related expense	—	6,606	—		6,606
Operating loss	(3,839)	(26,095)	(185)		(30,119)
Interest expense, net	—	(8,545)	2,220	4(h)	(6,325)
Interest and dividend income	1,494	—	(1,494)	4(a)	—
Other income, net	—	2,682	—		2,682
Loss before income taxes	(2,345)	(31,958)	541		(33,762)
Income tax benefit (expense)	7	(14,890)	88	4(g)	(14,795)
Net loss	(2,338)	(46,848)	629		(48,557)
Less: net loss attributable to noncontrolling interests	—	(33)	—		(33)
Net loss attributable to controlling interests	(2,338)	(46,815)	629		(48,524)
Dividends on Series C Preferred Stock	(1,593)	—	1,593	4(c)	—
Net loss available to common stockholders	$(3,931)	$(46,815)	$2,222		$(48,524)
Enzon Pharmaceuticals, Inc. basic and diluted weighted average common shares outstanding	74,214,603	—	—		—
Enzon Pharmaceuticals, Inc. basic and diluted net loss per share	$(0.05)	$—	$—		$—
Viskase Companies, Inc. basic and diluted weighted average common shares outstanding	—	108,795,514	—		—
Viskase Companies, Inc. basic and diluted net loss per share	$—	$(0.43)	$—		$—
Combined Company basic and diluted weighted average common shares outstanding	—	—	—		14,391,156	4(i)
Combined Company basic and diluted net loss per share	$—	$—	$—		$(3.37)	4(i)
See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024
	Year Ended December 31, 2024	Year Ended December 31, 2024	Transaction Accounting Adjustments
(In thousands, except for share data)	Enzon Pharmaceuticals, Inc. Historical	Viskase Companies, Inc. Historical	Adjustments for Other Material Events	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Statement of Operations	Notes
Net sales	—	$403,775	$—		$—		$403,775
Cost of sales	—	(335,945)	—		—		(335,945)
Royalties and milestones, net	26	—	—		—		26
Gross margin	26	67,830	—		—		67,856
Selling, general and administrative	—	48,421	450	4(aa)	872	4(b)	52,143
	—	—	—		350	4(d)	—
	—	—	—		246	4(e)	—
	—	—	—		451	4(f)	—
	—	—	—		1,353	5(a)	—
General and administrative	1,353	—	—		(1,353)	5(a)	—
Amortization of intangibles	—	1,609	—		—		1,609
Asset impairment charge	—	448	—		—		448
Restructuring expense	—	1,917	—	—	—		1,917
Operating income	(1,327)	15,435	(450)		(1,919)		11,739
Interest expense, net	—	(11,032)	—		2,960	4(h)	(8,072)
Interest and dividend income	2,452	—	—		(2,452)	4(a)	—
Loss on extinguishment of debt	—	—	—		(254)	4(h)	(254)
Other expense, net	—	(10,532)	—		—		(10,532)
Income (loss) before income taxes	1,125	(6,129)	(450)		(1,665)		(7,119)
Income tax (expense) benefit	(347)	670	—		(48)	4(g)	275
Net income (loss)	778	(5,459)	(450)		(1,713)		(6,844)
Less: net loss attributable to noncontrolling interests	—	(99)	—		—		(99)
Net income (loss) attributable to controlling interests	$778	$(5,360)	$(450)		$(1,713)		$(6,745)
Dividends on Series C Preferred Stock	(1,275)	—	—		1,275	4(c)	—
Net loss available to common stockholders	$(497)	$(5,360)	$(450)		$(438)		$(6,745)

	Year Ended December 31, 2024	Year Ended December 31, 2024	Transaction Accounting Adjustments
(In thousands, except for share data)	Enzon Pharmaceuticals, Inc. Historical	Viskase Companies, Inc. Historical	Adjustments for Other Material Events	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Statement of Operations	Notes
Enzon Pharmaceuticals, Inc. basic and diluted weighted average common shares outstanding	74,214,603	—	—		—		—
Enzon Pharmaceuticals, Inc. basic and diluted net loss per share	$(0.01)	$—	$—		$—		$—
Viskase Companies, Inc. basic and diluted weighted average common shares outstanding	—	103,190,665	—		—		—
Viskase Companies, Inc. basic and diluted net loss per share	$—	$(0.05)	$—		$—		$—
Combined Company basic and diluted weighted average common shares outstanding	—	—	—		—		14,391,156	4(i)
Combined Company basic and diluted net loss per share	$—	$—	$—		$—		$(0.47)	4(i)
See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.   Basis of Pro Forma Presentation
The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X, as amended by Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. Release No. 33-10786 replaces the historical pro forma adjustments criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and presents the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Enzon and Viskase management have elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of Enzon at the Closing inclusive of the events described above in the section “Other Material Events”. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger. Enzon and Viskase had no historical transaction with each other prior to entering into the Merger Agreement. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The pro forma adjustments reflecting the Closing and the events described above in the section “Other Material Events” are based on certain currently available information and certain assumptions and methodologies that both Enzon and Viskase believe are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the differences may be material. Both Enzon and Viskase believe that the assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Closing and the events described above in the section “Other Material Events” based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
Included in the shares outstanding and weighted average shares outstanding (for the calculation of pro forma basic net loss per share and diluted net loss per share) as presented in the unaudited pro forma condensed combined financial information are shares of Enzon Common Stock to be issued to holders of Viskase Common Stock, shares of Enzon Common Stock expected to be outstanding following the completion of the agreed upon 1 to 100 Reverse Stock Split, and shares of Enzon Common Stock that will be issued following the completion of the IEH Share Exchange and Series C Exchange Offer.
The table directly below presents ownership based on the shares expected to be outstanding on the estimated Closing as of February 10, 2026 as depicted in the unaudited pro forma condensed combined financial information.
	Shares	% Ownership
Shares held by legacy Viskase common stockholders	7,915,136	55.0%
Shares held by IEH Parties underlying Enzon Series C Preferred Stock subsequent to IEH Share Exchange	5,630,234	39.1%
Shares held by legacy Enzon common stockholders	742,146(1)	5.2%
Shares held by non-IEH Parties underlying Enzon Series C Preferred Stock subsequent to Series C Exchange Offer	103,640	0.7%
Total shares of Combined Company Common Stock	14,391,156	100.0%

(1)
Consists of 742,146 shares of Enzon Common Stock issued to the current holders of Enzon Common Stock following the Reverse Stock Split. The 74,214,603 shares of Enzon Common Stock outstanding immediately prior to the Closing are assumed to be adjusted using a 1 for 100 Reverse Stock Split ratio, resulting in 742,146 shares of Enzon Common Stock.

2.   Accounting Treatment for the Transaction
Notwithstanding the legal form, the Merger will be accounted for as a reverse recapitalization and not a business combination under ASC 805. Under this method of accounting, Enzon will be treated as the acquired company for accounting purposes, whereas Viskase will be treated as the accounting acquirer. In accordance with this method of accounting, the Merger will be treated as the equivalent of Viskase issuing shares for the net assets of Enzon, accompanied by a recapitalization. The net assets of Enzon will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Merger will be those of Viskase. Viskase has been determined to be the accounting acquirer for purposes of the Merger based on an evaluation of the following facts and circumstances:
•
Legacy Viskase stockholders will have a majority of the voting interest in the Combined Company, with 55.0% of the voting power held by legacy Viskase stockholders;

•
All of the senior management of the Combined Company will come from the senior management of Viskase;

•
Viskase will appoint a majority of the directors to the board of directors of the Combined Company as the Merger Agreement provides that only two current directors of Enzon (Mr. Jordan Bleznick and Mr. Randolph C. Read) will be directors of the Combined Company; and

•
The intended strategy of the Combined Company will be to focus on Viskase’s core service offerings.

3.   Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2025
The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:
Pro Forma Adjustments for Other Material Events:
(aa)
To reflect actual and expected interest and dividend income on Enzon’s invested cash and cash equivalents from October 1, 2025 through the estimated Closing of February 10, 2026.

(bb)
To reflect actual and expected cash disbursements for Enzon’s general and administrative costs from October 1, 2025 through the estimated Closing of February 10, 2026.

(cc)
To reflect, as a result of the Plant Closure, an estimated $0.6 million in remaining accrued restructuring costs paid from September 30, 2025 through the estimated Closing Date. This results in a $0.6 million decrease to accrued liabilities for remaining restructuring expenses accrued as of September 30, 2025 on the Viskase historical balance sheet and a reduction in cash and cash equivalents of $0.6 million.

Pro Forma Other Transaction Accounting Adjustments:
(a)
To reflect (i) estimated transaction costs expected to be incurred and expensed by Enzon subsequent to September 30, 2025 in the amount of $0.9 million, (ii) payment of $1.0 million for total preliminary estimated transaction costs for Enzon, which includes the $0.9 million in transaction costs expected to be incurred subsequent to September 30, 2025 and paid upon the Closing above, and payment of $0.1 million of transaction costs that were incurred prior to September 30, 2025 that were recorded in accrued liabilities in the historical Enzon balance sheet. The $0.9 million of transaction costs expected to be incurred subsequent to September 30, 2025 are not deemed specific incremental costs directly attributable to the offering of securities associated with the Closing, as such, these costs of $0.9 million are recorded as an increase to accumulated deficit on the unaudited pro forma condensed combined balance sheet as of September 30, 2025.

(b)
To reflect payment of $1.4 million for total preliminary estimated transaction costs for Viskase, which includes (i) the payment of $1.0 million of transaction costs that were incurred prior to September 30, 2025 and that were recorded as accounts payable and accrued liabilities of $0.7 million and $0.3 million, respectively, in the Viskase historical financial statements and (ii) the payment of $0.4 million of transaction costs that are anticipated to be incurred subsequent to

September 30, 2025 but prior to the Closing. The adjustment reflects professional fees of $15 thousand that are deemed specific incremental costs directly attributable to the offering of securities associated with the Closing. These costs of $15 thousand are recorded as a reduction to additional paid-in capital. The remaining $0.4 million of transaction costs expected to be incurred subsequent to September 30, 2025 but prior to the Closing that are not deemed specific incremental costs directly attributable to the offering of securities have been recorded as an increase to accumulated deficit.
(c)
To reflect the reclassification of shares of Enzon Common Stock that were issued and outstanding immediately prior to the Effective Time of the Merger following the Reverse Stock Split. These, shares, originally presented within the line item Enzon Common Stock, $0.01 par value are reclassified to the line item Combined Company Common Stock, $0.01 par value on the face of the pro forma unaudited condensed combined balance sheet. This reclassification is made as Enzon is referred to as the Combined Company following the Effective Time of the Merger.

Following the 1 for 100 Reverse Stock Split (see Note 3(f)), 742,146 shares of Enzon Common Stock are outstanding immediately prior to the Closing and are presented within the Enzon Common Stock, $0.01 par value line item (74,214,603 issued and outstanding shares of Enzon Common Stock divided by 100 results in 742,146 shares) are reclassified to the line item Combined Company Common Stock, $0.01 par value. In addition, 5,733,874 shares of Enzon Common Stock issued in connection with the IEH Share Exchange and Series C Exchange Offer (see Note 3(i)) and presented within the Enzon Common Stock, $0.01 par value line item are similarly reclassified to the line item Combined Company Common Stock, $0.01 par value.
After adjustment 3(c) and adjustment 3(j), the unaudited pro forma condensed combined balance sheet reflects $0.1 million in Combined Company Common Stock, $0.01 par value.
(d)
To reflect the estimated payment on the Closing of a $0.2 million premium for a prepaid directors’ and officers’ insurance policy for the Combined Company’s directors and officers subsequent to the Merger.

(e)
To reflect the estimated payment on the Closing of the $0.4 million premium for Enzon’s directors’ and officers’ tail insurance policy.

(f)
To reflect the 1 for 100 Reverse Stock Split. Following the 1 for 100 Reverse Stock Split, 74,214,603 shares of Enzon Common Stock are reduced to 742,146 shares. As the Reverse Stock Split is effected without a change in the par value per share, Enzon Common Stock, $0.01 par value was reduced by $0.7 million. This amount reflects (i) a decrease of $0.7 million in Enzon Common Stock, $0.01 par value to remove the par value associated with the 74,214,603 shares outstanding prior to the Reverse Stock Split, offset by (ii) an increase of $7 thousand in Enzon Common Stock, $0.01 par value to record the par value of the 742,146 shares of Enzon Common Stock following the 1 for 100 Reverse Stock Split. The resulting net reduction of $0.7 million in Enzon Common Stock, $0.01 par value and net increase of $0.7 million in additional paid-in-capital reflects the impact of the $0.7 million reduction to Enzon Common Stock, $0.01 par value in the 1 for 100 Reverse Stock Split.

(g)
To reflect the prorated 5% increase in the aggregate Liquidation Preference (see Note 3(i)) of the Enzon Series C Preferred Stock from October 1, 2025 through the estimated Closing on February 10, 2026, which provides for a 5% annual increase in Liquidation Preference, prorated for partial years, when a cash dividend is not paid.

(h)
To reduce deferred income tax asset by $26 thousand to reflect the estimated deferred income tax asset balance for the Combined Company as a result of the tax impact of certain pro forma adjustments. See Note 4(g).

(i)
To reflect the exchange of Series C Preferred Stock for Enzon Common Stock through the (1) IEH Share Exchange and (2) Series C Exchange Offer.

(1)   The number of shares of Enzon Common Stock to be issued to IEH Parties in the IEH Share Exchange is determined as (A) the $44.1 million aggregate Liquidation Preference of the shares of Enzon Series C Preferred Stock beneficially owned by such IEH Party on the Closing divided by (B) the volume-weighted average price of Enzon Common Stock for the last 20 trading days prior to and including October 24, 2025 of $7.83, adjusted from $0.08 per share to take into account the Reverse Stock Split of 1 for 100. This resulted in the exchange of 39,277 shares of Enzon Series C Preferred Stock for 5,630,234 shares of Enzon Common Stock. This exchange results in a reduction of $44.1 million to Enzon Series C Preferred Stock, $0.01 par value, an increase of $0.1 million to Enzon Common Stock, $0.01 par value, and an increase of $44.0 million to additional paid-in capital.
(2)   The number of shares of Enzon Common Stock to be issued to non-IEH Parties in the Series C Exchange Offer is determined as (A) the $0.8 million aggregate Liquidation Preference of each share of Enzon Series C Preferred Stock divided by (B) the volume-weighted average price of Enzon Common Stock for the last 20 trading days prior to and including October 24, 2025 of $7.83, adjusted from $0.08 per share to take into account the Reverse Stock Split of 1 for 100. This resulted in the exchange of 723 shares of Enzon Series C Preferred Stock for 103,640 shares of Enzon Common Stock. This exchange results in a reduction of $0.8 million to Enzon Series C Preferred Stock, $0.01 par value, an increase of $1 thousand to Enzon Common Stock, $0.01 par value, and an increase of $0.8 million to additional paid-in capital.
(j)
To reflect the recapitalization of Viskase through the exchange of 117,375,777 shares of Viskase Common Stock for the right to receive 7,915,136 shares of Enzon Common Stock, based on the Exchange Ratio calculation of 0.0674. Further to reflect the elimination of Enzon’s historical accumulated deficit and Viskase’s treasury stock as part of the recapitalization.

The reverse recapitalization adjustment is determined as follows (in thousands):
Derecognition of Enzon Common Stock	$(1,183)
Derecognition of Enzon treasury stock	$298
Derecognition of Enzon’s accumulated deficit(1)	$73,362
Issuance of Merger Consideration through the issuance of Enzon Common Stock in accordance with the Exchange Ratio	$79
Net reduction of additional paid-in capital due to derecognition of Enzon’s accumulated deficit and Enzon’s historical equity and issuance of Enzon Common Stock	$(72,556)

(1)
The derecognition of Enzon’s accumulated deficit of $73.4 million is determined as follows (in thousands):

Historical accumulated deficit of Enzon as of September 30, 2025	$(72,230)
Estimated transaction costs of Enzon through the estimated Closing Date, see 3(a) and 3(e)	$(1,222)
Interest and dividend income to be earned from September 30, 2025 through the Closing 3(aa)	$540
Estimated general and administration expenses from September 30, 2025 through the Closing 3(bb)	$(450)
Total adjustment to derecognize Enzon’s accumulated deficit	$(73,362)

(k)
To reflect Viskase’s repayment of $40 million of debt expected to occur upon Closing. Enzon’s cash and cash equivalents will be used to repay the aforementioned amount. Further, to reflect the loss on extinguishment of debt of $0.3 million under ASC 470, calculated as the excess of the cash paid on extinguishment of $40 million over the net carrying amount of the debt being repaid. The net carrying amount of $39.7 million is calculated as principal of $40 million, adjusted for the unamortized deferred financing costs associated with the debt of $0.3 million. The reacquisition price is the amount paid upon extinguishment of $40 million.

4.   Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2025 and for the Year Ended December 31, 2024
The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:
Pro Forma Adjustments for Other Material Events:
(aa)
To reflect Enzon general and administrative costs from cash disbursements from October 1, 2025 through the Closing (see Note 3(bb)).

Pro Forma Transaction Accounting Adjustments:
(a)
To reflect the removal of historical interest and dividend income attributable to Enzon’s invested cash and cash equivalents. The Enzon invested cash and cash equivalents will be used at the Closing to repay short-term debt issued by Viskase (see Note 3(k)). For the purposes of making adjustments to the unaudited pro forma condensed combined statement of operations, any adjustments that are made to the unaudited pro forma condensed combined balance sheet are assumed to have been made on January 1, 2024. As the Closing is assumed to occur on January 1, 2024, no interest and dividend income will be earned for pro forma purposes for the year ended December 31, 2024 and nine months ended September 30, 2025. This is a non-recurring item.

(b)
To reflect the estimated transaction costs of Enzon for certain accounting, auditing and other professional fees expected to be incurred in connection with the Merger that are not deemed directly attributable to the offering of securities. This is a non-recurring item.

(c)
To reflect the removal of historical dividends on Enzon Series C Preferred Stock as it is assumed the Enzon Series C Preferred Stock was exchanged for Enzon Common Stock on January 1, 2024 for purposes of adjusting the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

(d)
To reflect expense recognized for the directors’ and officers’ tail insurance policy recorded in Note 3(e).

(e)
To reflect nine months and one year of amortization expense for the Combined Company’s directors’ and officers’ insurance policy recorded in Note 3(d) for the nine months ended September 30, 2025 and for the year ended December 31, 2024, respectively.

(f)
To reflect the estimated transaction costs of Viskase for certain professional fees expected to be incurred in connection with the Merger that are not deemed directly attributable to the offering of securities. This is a non-recurring item.

(g)
To reflect an adjustment to income taxes as a result of the tax impact of certain pro forma adjustments using the effective tax rate for the Combined Company for the nine months ended September 30, 2025 and the year ended December 31, 2024.

(h)
To reflect the reversal of historical interest expense and amortization of deferred financing costs for the nine months ended September 30, 2025 and year ended December 31, 2024 resulting from the repayment of certain Viskase debt obligations on the Closing. Additionally, to account for the loss on extinguishment of debt recognized in connection with this repayment. See Note 3(k) for further information. This is a non-recurring item.

(i)
The pro forma basic and diluted net loss per share attributable to controlling interests for the nine months ended September 30, 2025 and for the year ended December 31, 2024, respectively, presented in the unaudited pro forma condensed combined statement of operations are based upon the number of shares of Enzon Common Stock that would be outstanding at Closing, assuming the Closing occurred on January 1, 2024.

Pro forma basic and diluted net loss per share attributable to controlling interests of the Combined Company is calculated as follows for the nine months ended September 30, 2025:
Nine Months Ended September 30, 2025
Numerator:
Pro forma net loss	$(48,557,000)
Less: net loss attributable to noncontrolling interests	(33,000)
Pro forma net loss attributable to common stockholders of Combined Company	$(48,524,000)
Denominator:
Assume exchange of Enzon Series C Preferred Stock for Enzon Common Stock and the conversion of Enzon Common Stock into Combined Company Common Stock effective January 1, 2024 as a result of assuming Closing of the Merger on January 1, 2024	5,733,874
Assume conversion of legacy Enzon Common Stock into Combined Company Common Stock effective January 1, 2024 as a result of assuming Closing of the Merger on January 1, 2024	742,146
Assume conversion of Viskase Common Stock into the right to receive Enzon Common Stock and the conversion of Enzon Common Stock into Combined Company Common Stock effective January 1, 2024 as a result of assuming Closing of the Merger on January 1, 2024	7,915,136
Pro forma weighted-average shares outstanding – basic and diluted	14,391,156
Pro forma net loss per share attributable to common stockholders of Combined Company – basic and diluted	$(3.37)
There were no antidilutive shares of Enzon Common Stock at the Combined Company for the nine months ended September 30, 2025.
Pro forma basic and diluted net loss per share attributable to controlling interests of the Combined Company is calculated as follows for the year ended December 31, 2024:
Year Ended December 31, 2024
Numerator:
Pro forma net loss	$(6,844,000)
Less: net loss attributable to noncontrolling interests	(99,000)
Pro forma net loss attributable to common stockholders of Combined Company	$(6,745,000)
Denominator:
Assume exchange of Enzon Series C Preferred Stock for Enzon Common Stock and the conversion of Enzon Common Stock into Combined Company Common Stock effective January 1, 2024 as a result of assuming Closing of the Merger on January 1, 2024	5,733,874
Assume conversion of legacy Enzon Common Stock into Combined Company Common Stock effective January 1, 2024 as a result of assuming Closing of the Merger on January 1, 2024	742,146
Assume conversion of Viskase Common Stock into the right to receive Enzon Common Stock and the conversion of Enzon Common Stock into Combined Company Common Stock effective January 1, 2024 as a result of assuming Closing of the Merger on January 1, 2024	7,915,136
Pro forma weighted-average shares outstanding – basic and diluted	14,391,156
Pro forma net loss per share attributable to common stockholders of Combined Company – basic and diluted	$(0.47)

There were no antidilutive shares of Enzon Common Stock at the Combined Company for the year ended December 31, 2024.
5.   Conforming Accounting Policies and Reclassification Adjustments
During the preparation of this unaudited pro forma condensed combined financial information, Viskase performed a preliminary analysis of Enzon’s financial information to identify differences in financial statement presentation as compared to the presentation of Viskase. Certain reclassification adjustments have been made to conform Enzon’s historical financial statement presentation to Viskase’s historical financial statement presentation. Following the completion of the Merger, or as more information becomes available, Viskase will finalize the review of financial statement presentation, which could differ from the presentation set forth in the unaudited pro forma condensed combined financial information presented herein.
The following items represent certain reclassification adjustments to conform the presentation of Enzon’s historical statement of operations for the nine months ended September 30, 2025 and for the year ended December 31, 2024 to the presentation of Viskase’s historical consolidated statement of operations for the nine months ended September 30, 2025 and for the year ended December 31, 2024, respectively. These reclassification adjustments have no impact on net loss for the nine months ended September 30, 2025 or for the year ended December 31, 2024, respectively, and are summarized below:
(a)
To reclassify Enzon’s historical general and administrative and transaction expenses into the selling, general and administrative line item.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA
Enzon Pharmaceuticals, Inc. – Historical	Nine Months Ended September 30, 2025	Year Ended December 31, 2024
Basic and diluted net loss per share	$(0.05)	$(0.01)
Book value per share available to common shareholders	$(0.01)	$0.04
Viskase Companies, Inc. – Historical	Nine Months Ended September 30, 2025	Year Ended December 31, 2024
Basic and diluted net loss per share	$(0.43)	$(0.05)
Book value per share attributable to Viskase Companies, Inc.	$1.28	$1.66
Combined Company	Nine Months Ended September 30, 2025	Year Ended December 31, 2024
Pro forma basic and diluted net loss per share	$(3.37)	$(0.47)
Pro forma book value per share attributable to common stockholders(1)	$13.34	N/A

(1)
Pro forma book value per share data of Combined Company was not provided for the year ended December 31, 2024, as no unaudited pro forma condensed combined balance sheet is included within this prospectus pursuant to Regulation S-X, Rule 11-02(c)(1).

Viskase Companies, Inc. unaudited pro forma condensed combined equivalent amounts(1)	Nine Months Ended September 30, 2025	Year Ended December 31, 2024
Basic and diluted net loss per share	$(6.38)	$(0.77)
Pro forma book value per share attributable to Viskase Companies, Inc.	$19.04	$24.62

(1)
The Viskase Companies, Inc. unaudited pro forma equivalent data is calculated as the quotient of Viskase’s historical per share amounts and the Exchange Ratio of 0.0674.

MARKET PRICE AND DIVIDEND INFORMATION
Enzon Common Stock and Viskase Common Stock
Enzon Common Stock is quoted for trading on the “OTCQB” tier of the OTC under the trading symbol “ENZN”. Viskase Common Stock is quoted for trading on the “Pink Limited” tier of the OTC under the trading symbol “VKSC.”
The following table shows the closing price of shares of each of Enzon Common Stock and Viskase Common Stock on June 20, 2025, the Trading Day which closed prior to the public announcement of the Merger, on October 23, 2025, the Trading Day which closed prior to the public announcement of the Merger Agreement Amendment and on [•], 2026, the Trading Day immediately prior to the date of this prospectus/consent solicitation statement, in each case as reported on the OTC.
	ENZN		VKSC
June 20, 2025		$0.0811		$1.00
October 23, 2025		$0.0761		$1.21
[•], 2026	$	[•]	$	[•]
Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The market prices of the Enzon Common Stock and the Viskase Common Stock have fluctuated since the date of the announcement of the execution of the Merger Agreement and will continue to fluctuate prior to the completion of the Merger. No assurance can be given concerning the market prices of either of Enzon Common Stock or Viskase Common Stock before completion of the Merger. We urge you to obtain current market quotations for the Enzon Common Stock and the Viskase Common Stock and to review carefully the other information contained in this prospectus/consent solicitation statement.
As of [•], 2026, there were [•] holders of record of Enzon Common Stock and [•] holders of record of Viskase Common Stock, which does not reflect Persons or entities that hold either Enzon Common Stock or Viskase Common Stock in “street” name by a brokerage firm, bank or other nominee.
Dividends
The declaration of dividends by Enzon is within the discretion of the Enzon Board, subject to any applicable limitations under Delaware corporate law, and therefore the Enzon Board could decide in the future not to declare dividends. Enzon did not pay any cash dividends to its common stockholders in 2024 and can provide no assurance that the Enzon Board will declare any cash dividends payable to Enzon’s common stockholders in the future. In addition, as the Enzon Common Stock ranks junior to the Enzon Series C Preferred Stock, unless full dividends have been (i) paid, (ii) redeemed in an amount in excess of the initial liquidation value of $1,102 per share of Enzon Series C Preferred Stock or (iii) set aside for payment on all such outstanding Enzon Series C Preferred Stock for all dividends or increases in the liquidation value in excess of the initial liquidation amount of $1,102 of such Enzon Series C Preferred Stock, no cash dividends may be declared or paid on Enzon Common Stock. On an annual basis, the Enzon Board may, at its sole discretion, cause a dividend with respect to the Enzon Series C Preferred Stock to be paid in cash to the holders in an amount equal to three percent (3%) of the Liquidation Preference as in effect at such time. If the dividend is not so paid in cash, the Liquidation Preference will be adjusted and increased annually by an amount equal to five percent (5%) of the Liquidation Preference per share as in effect at such time, that is not paid in cash to the holders on such date. Also, Enzon’s ability to pay dividends in the future depends on, among other things, Enzon’s future revenues from existing royalties and/or milestone payments, Enzon’s ability to acquire other revenue sources and Enzon’s ability to manage expenses, including costs relating to Enzon’s ongoing operations.
On December 18, 2024, the Enzon Board declared a cash dividend of three percent (3%) of the Liquidation Preference at December 31, 2023 ($42,483,286) of the Enzon Series C Preferred Stock, aggregating approximately $1,275,000 ($31.86 per share). Such dividend was paid on January 9, 2025 to the holders of record of Enzon Series C Preferred Stock as of January 2, 2025.

The declaration of dividends by Viskase is within the discretion of the Viskase Board, subject to any applicable limitations under Delaware corporate law and the Amended Senior Credit Facility, specifically, the Amended Senior Credit Facility restricts Viskase’s ability to, among other things, pay dividends. Viskase has never declared or paid any cash dividends on its capital stock. Viskase currently intends to retain all available funds and future earnings, if any, for the operation and expansion of its business and does not anticipate declaring or paying any dividends in the foreseeable future. Following the Merger, the payment of dividends, if any, will be at the discretion of the Combined Company’s board of directors and will depend on a number of factors, including the Combined Company’s, financial condition, available cash, future revenues (including any royalties or milestone payments), the successful execution of its business strategy and its ability to manage expenses, and other factors that the board of directors of the Combined Company may deem relevant.
The Merger Agreement prohibits each of Enzon and Viskase from paying dividends (provided that dividends will continue to accrue on the Enzon Series C Preferred Stock).

RISK FACTORS
You should consider carefully the following risk factors, as well as the other information set forth in this prospectus/consent solicitation statement, before making any decision on each of the Reverse Stock Split Proposal and the Merger Proposal. Risks related to Enzon, including risks related to Enzon’s business, financial condition and capital requirements, development, regulatory approval and commercialization, dependence on third parties, intellectual property and taxation, will continue to be applicable to the Combined Company after the Closing. You should also consider the other information in this prospectus/consent solicitation statement and the other documents incorporated by reference into this prospectus/consent solicitation statement. Please see the sections titled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information” in this prospectus/consent solicitation statement for further information regarding the documents incorporated into this document by reference.
Risk Factors Relating to Viskase’s Business
Strategic Risks
Viskase’s failure to efficiently respond to industry changes in casings technology could jeopardize Viskase’s ability to retain its customers and maintain its revenues, operating results and market share.
Viskase and other participants in its industry have considered alternatives to cellulosic casings for many years. As resin technology improves or other technologies develop, alternative casings or other manufacturing methods have been developed and may continue to be improved that threaten the long-term sustainability and profitability of cellulosic casings, Viskase’s core product and Viskase’s fibrous casings. Viskase’s failure to anticipate, develop or efficiently and timely integrate new technologies that provide viable alternatives to cellulosic casings, including collagen, plastics and film alternatives, may cause Viskase to lose customers and market share to competitors integrating such technologies, which, in turn, would negatively impact Viskase’s revenues and operating results.
Sales of Viskase’s products could be negatively affected by problems or concerns with the safety and quality of certain food products.
Viskase could be adversely affected if consumers in the food markets were to lose confidence in the safety and quality of meat products, particularly with respect to processed meat products for which casings are used, such as hot dogs and sausages. Outbreaks of, or even adverse publicity about the possibility of, diseases such as avian influenza and “mad cow disease,” food-borne pathogens such as E. coli and listeria and any other food safety problems or concerns relating to meat products may discourage consumers from buying meat products. These risks could also result in additional governmental regulations and/or cause production and delivery disruptions or product recalls. Each of these risks could adversely affect the demand for Viskase’s products and consequently Viskase’s sales volumes and revenues.
Viskase faces industry competitors that are better capitalized, and the continuous-flow nature of the casings manufacturing process forces competitors to compete based on price in order to maintain volume, which could adversely affect Viskase’s revenues and results.
Viskase faces competition in the U.S. and internationally from competitors that may have substantially greater financial resources than Viskase. Currently, Viskase’s primary competitors include Viscofan, S.A., Kalle GmbH, Visko Teepak and Vicel. Additionally, Viskase faces regional competition from local suppliers, predominantly with respect to plastic casing, as the cost of entry and expertise required in that field is relatively low compared to Cellulosic extrusion. The continuous-flow nature of the casings manufacturing process has historically provided an incentive to competitors in Viskase’s industry to compete based on price in order to maintain volume, which could result in lower industry-wide pricing. Viskase believes the current and planned cellulose production capacity in its industry exceeds global demand and will continue to do so in the near term. Viskase strives to differentiate its products on the basis of product quality and performance, product innovation and development, service, sales and distribution, but these efforts may not be sufficient to offset price competition. A decline in prices may materially adversely affect Viskase’s profitability, whereas certain of Viskase’s competitors who are better capitalized may be positioned to absorb such price declines. Any of these factors could result in a material reduction of Viskase’s revenue, gross profit margins and operating results.
Viskase receives its raw materials from a limited number of suppliers, and problems with their supply could impair Viskase’s ability to meet its customers’ product demands.
Viskase’s principal raw materials, including paper, pulp, polyamide resins and key chemicals, namely sodium hydroxide, carbon disulfide and sulfuric acid, constitute an important aspect and cost factor of Viskase’s operations. Viskase generally purchases its paper and pulp from a single source or a small number of suppliers, and purchases sodium hydroxide and carbon disulfide from a few sources. Any inability of Viskase’s suppliers to timely deliver raw materials or any unanticipated adverse change in Viskase’s suppliers could be disruptive and costly to Viskase. Viskase’s inability to obtain raw materials from its suppliers would require Viskase to seek alternative sources. These alternative sources may not be adequate for all of Viskase’s raw material needs nor may adequate raw material substitutes exist in a form that Viskase’s processes could be modified to use. These risks could materially and adversely impact Viskase’s sales volume, revenues, costs of goods sold and, ultimately, profit margins.
Changing dietary trends and consumer preferences could weaken the demand for Viskase’s products.
Various medical studies detailing the health-related attributes of particular foods, including processed meat products, affect the purchase patterns, dietary trends and consumption preferences of consumers. These patterns, trends and preferences are routinely changing. For example, general dietary concerns about processed meat products, such as the cholesterol, calorie, sodium and fat content of such products, could result in reduced demand for such products, which could, in turn, cause a reduction in the demand for Viskase’s products and a decrease in Viskase’s sales volume and revenue.
Viskase’s facilities are capital intensive, and Viskase may not be able to obtain financing to fund necessary capital expenditures.
Viskase’s business is capital intensive. Viskase operates nine (9) manufacturing facilities and six (6) distribution centers as part of its business. Viskase is required to make substantial capital expenditures and substantial repair and maintenance expenditures to maintain, repair, upgrade and expand existing equipment and facilities to keep pace with competitive developments. In addition, Viskase is required to invest in technological advances to maintain compliance with safety standards and environmental laws and regulations. If Viskase needs to obtain additional funds to finance such capital expenditures, Viskase may not be able to do so on terms favorable to it, or at all, which would ultimately negatively affect Viskase’s production and operating results.
Business interruptions at any of Viskase’s production facilities could increase Viskase’s operating costs, decrease Viskase’s sales or cause Viskase to lose customers.
The reliability of Viskase’s production facilities is critical to the success of Viskase’s business. In recent years, Viskase has streamlined its production capacity to be better aligned with its sale volumes. Viskase generally seeks to operate its facilities at levels that leave little or no excess production capacity for certain products. If the operations of any of Viskase’s manufacturing facilities were interrupted or significantly delayed for any reason, including labor stoppages, Viskase may be unable to shift production to another facility without incurring a significant drop in production. Any of Viskase’s manufacturing facilities, or any of Viskase’s machines within such facilities, could cease operations unexpectedly for a significant period of time due to a number of events, including:
•
unscheduled maintenance outages;

•
prolonged power failures;

•
equipment or information system breakdowns or failures;

•
disruption in the supply of raw materials;

•
closure or curtailment related to environmental concerns;

•
labor difficulties;

•
terrorism or threats of terrorism;

•
changes in local or global economic conditions (including, without limitation, changes related to trade wars or tariffs);

•
the effect of a pandemic or other health event; and

•
other operational problems.

Such a drop in production could negatively affect Viskase’s sales and Viskase’s relationships with its customers.
Viskase’s facilities are susceptible to extreme weather events, which could disrupt Viskase’s business.
Extreme weather events could cause disruptions to Viskase’s business both directly and indirectly. Climate change may increase the frequency and intensity of these extreme weather events. Certain weather events may cause damage to Viskase’s facilities and require Viskase to temporarily halt operations. If Viskase’s strategic facilities (including Viskase’s eight (8) significant manufacturing facilities throughout North America, Europe, South America and Asia) were to experience a natural disaster, such as a hurricane, tornado, earthquake or other severe weather event, casualty loss from an event such as a fire or flood or other adverse impacts, such as plant shutdowns, Viskase’s supply chain may be negatively impacted. These factors could lead to increased prices for Viskase’s raw materials, curtailment of supplies, allocation of raw materials and other force majeure events of Viskase’s suppliers and harm relations with Viskase’s customers which could have a material adverse effect on Viskase’s consolidated financial condition, results of operations and cash flows. Damage to Viskase’s facilities may also cause insurance premiums to increase and also require Viskase to incur additional costs to mitigate future risks.
Strategic transactions may be difficult to implement, disrupt our business or change our business profile significantly.
Viskase has completed two (2) acquisitions and may in the future engage in additional strategic transactions, including acquisitions or dispositions of assets or businesses. These transactions involve numerous risks, including: (i) potential disruption of Viskase’s ongoing business and distraction of management; (ii) difficulty integrating the acquired business or segregating assets and operations to be disposed of; (iii) exposure to unknown, contingent or other liabilities, including litigation arising in connection with the acquisition or disposition or against any businesses Viskase may acquire; (iv) changes to Viskase’s business profile that could have unintended negative consequences; and (v) the failure to achieve desired synergies. If Viskase enters into significant strategic transactions, the related accounting charges may affect Viskase’s financial condition and results of operations, particularly in the case of an acquisition. The financing of any significant acquisition may result in changes in Viskase’s capital structure, including the incurrence of additional indebtedness. If Viskase is unable to realize desired benefits from its acquisitions, Viskase may be required to spend additional time or money on integration efforts that could have been otherwise spent on development and expansion of Viskase’s core business. A material disposition could require the amendment or refinancing of Viskase’s outstanding indebtedness or a portion thereof.
Political and economic instability and risk of government actions affecting Viskase’s business and its customers or suppliers may adversely impact Viskase’s business, consolidated financial condition, results of operations and cash flows.
Viskase is exposed to risks inherent in doing business in each of the countries or territories in which Viskase or its customers or suppliers operate including: geopolitical, social, economic and other events and conditions (including natural disasters, pandemics, acts of terrorism, hostilities or the perception that hostilities may be imminent, military conflicts or acts of war (such as the ongoing war in Ukraine), and related responses, including sanctions or other restrictive actions and associated changes in monetary policy or potential economic recession, commodity prices, legislative and regulatory changes, supply chain issues, labor shortages, foreign currency fluctuations, uncertainty surrounding tariffs and inflationary pressures), the deprivation of contract rights, the inability to obtain or retain licenses required by Viskase to operate its plants or import or export its goods or raw materials, the expropriation or nationalization of Viskase’s assets, and restrictions on travel, payments or the movement of funds.
While Viskase’s industry is not currently the primary target of sanctions or export controls, the evolution and potential escalation of ongoing conflicts and actions taken by governments in response to such conflicts, and the consequences, economic or otherwise, are unpredictable. Geopolitical events, including the ongoing conflict between Russia and Ukraine, the existing or potential increased hostilities in the Middle East, the increasing tensions between China and Taiwan, and the imposition of tariffs by the U.S. and reciprocal tariffs by its trading partners have had and may continue to have a negative impact on the global industrial macro-economic environment and could materially adversely impact Viskase’s consolidated financial condition, results of operations and cash flows.
A deterioration in general economic conditions may harm Viskase’s business, results of operations, cash flows and financial position.
General global and domestic economic conditions directly affect the levels of demand and production of consumer goods, levels of employment, the availability and cost of credit, and ultimately, the demand for Viskase’s products and the profitability of our business. The U.S. economy has experienced persistent inflation, and Viskase has experienced, and continues to experience, cost inflation across its business. Inflation has resulted in, and may continue to result in, higher production and transportation costs, which Viskase may not be able to recover through higher prices charged to its customers or otherwise. If global or domestic economic conditions deteriorate, economies could experience a recession, which may result in higher unemployment rates, lower disposable income, lower earnings and investment and lower consumer spending. These factors could result in lower demand for Viskase’s products and negatively affect Viskase’s business, results of operations and cash flows.
In addition, tariffs imposed by the U.S. or foreign governments or a global trade war has increased and may in the future continue to increase the cost of Viskase’s products, which could have a material adverse effect on Viskase’s business, financial condition and results of operations. An example of a material adverse effect includes, but is not limited to, customers of Viskase seeking alternative sources of supply if tariffs impact the cost of Viskase’s products. Further changes in U.S. trade policy, including renegotiating or potentially terminating existing bilateral or multilateral agreements as well as the imposition of tariffs or retaliatory tariffs from other nations, could continue to impact global markets and demand for Viskase’s and its customers’ products and the costs associated with certain of Viskase’s capital investments and expenditures. Further changes in tax laws or tax rates may have a material impact on Viskase’s future cash taxes, effective tax rate or deferred tax assets and liabilities. These conditions are beyond Viskase’s control and may have a material impact on Viskase’s business, results of operations, liquidity and financial position.
Deterioration in Viskase’s business and financial condition has resulted in the Merger Agreement Amendment and additional adverse changes in Viskase’s business and financial condition could further affect the terms, timing or completion of the Merger.
Viskase’s operating performance and financial condition have deteriorated materially as a result of, among other things, underperformance of the Viskase business in the second half of 2025 and Viskase pausing capital investment into one of its product lines. In light of these developments, Enzon and Viskase entered into the Merger Agreement Amendment to revise certain terms of the Merger Agreement, including the Exchange Ratio, and reflect the changed circumstances. There can be no assurance that these adjustments will be sufficient to address the effects of Viskase’s deteriorated performance or that Viskase’s business will not further decline before the completion of the Merger.
The interests of Viskase’s controlling stockholder may not be aligned with those of Viskase or its other stockholders.
As of [•], 2026, IEH — through its control of the IEH Parties — Beneficially Owns approximately [91.76]% of the outstanding shares of Viskase’s Common Stock. Carl C. Icahn is the controlling stockholder and chairman of the board of the general partner of IEH. Because of their substantial ownership and voting power, Mr. Icahn and the IEH Parties presently have and will continue to have voting power sufficient to control the election of the Viskase Board and stockholder voting on decisions relating to fundamental corporate actions, including the potential Merger, consolidations or sales of all or substantially all of Viskase assets. It is possible that the interests of Mr. Icahn and the IEH Parties may not always align with the interests of Viskase or its other stockholders.
Operational Risks
Viskase may fail to attract and retain qualified personnel, including key management personnel.
Viskase’s ability to operate and grow its business depends on its ability to attract and retain employees with the skills necessary to operate and maintain Viskase’s facilities, produce its products and serve its customers. The increasing demand for qualified personnel may make it more difficult for Viskase to attract and retain qualified employees. Changing demographics and labor work force trends may make it difficult for Viskase to replace retiring employees at Viskase’s manufacturing and other facilities. U.S. labor market conditions remain stringent, and Viskase has, at times, experienced labor shortages and/or higher than historical employee turnover in certain of its facilities. If Viskase fails to attract and retain qualified personnel, or if Viskase experiences labor shortages, Viskase may experience higher costs and other difficulties, and its business may be adversely impacted.
In addition, Viskase relies on key executive and management personnel to manage its business efficiently and effectively. Viskase has recently undergone changes at its most senior levels, including recent changes to its Chief Executive Officer and its Chief Financial Officer, which integration and retention of such individuals will be instrumental to the success of Viskase. As Viskase’s business has grown in size and geographic scope, Viskase has relied, and will rely in the future, on these individuals to manage increasingly complex operations. The loss of any of Viskase’s key personnel could adversely affect Viskase’s business.
If Viskase experiences strikes, other work stoppages or difficulties in negotiating various collective bargaining agreements, its business will be harmed.
Viskase’s workforce is largely unionized and operates under various collective bargaining agreements in different countries. Viskase must negotiate to renew or extend any union contracts as they expire or near expiration. While Viskase believes that it has satisfactory labor relations, Viskase may not be able to successfully negotiate new agreements without work stoppages or labor difficulties in the future or renegotiate them on favorable terms. If Viskase is unable to successfully renegotiate the terms of any of these agreements or if it experiences any extended interruption of operations at any of its facilities as a result of strikes or other work stoppages, Viskase’s business, results of operations and financial condition may be harmed.
Viskase is subject to risk of loss of a significant contract or unfavorable changes in Viskase’s relationships with significant customers.
Viskase is a party to several supply, distribution, contract packaging and other significant contracts. The loss of a significant contract or failure to obtain new significant contracts could adversely affect Viskase’s business, results of operations and financial condition.
Sales to Viskase’s largest customer accounted for approximately six percent (6%) of consolidated gross sales during the year ended December 31, 2024. Viskase’s top five (5) customers collectively represented approximately 18% percent of consolidated gross sales during the year ended December 31, 2024. The loss of one (1) or more of Viskase’s top customers could have a material adverse effect on Viskase’s business, results of operations and financial condition.
Legal, Regulatory, Compliance and Cybersecurity Risks
Viskase’s operations are subject to the general risks of litigation.
Viskase is subject to litigation arising in the ordinary course of business. Trends in litigation may include class actions involving employees, consumers, competitors, suppliers, stockholders or others, and claims relating to product liability, contract disputes, antitrust regulations, intellectual property, advertising, labeling, wage and hour laws, employment practices or environmental matters. Neither litigation trends nor the outcomes of litigation can be predicted with certainty, and adverse litigation trends and outcomes could negatively affect Viskase’s business, results of operations and financial condition.
Product liability claims or regulatory actions could adversely affect Viskase’s financial results or harm Viskase’s reputation or the value of Viskase’s products.
Claims for losses or injuries purportedly caused by some of Viskase’s products may arise in the ordinary course of Viskase’s business. In addition to the risk of substantial monetary judgments, product liability claims or regulatory actions could result in negative publicity that could harm Viskase’s reputation in the marketplace or adversely impact the value of Viskase’s brands and Viskase’s ability to sell its products in certain jurisdictions. Viskase could also be required to recall possibly defective products, or voluntarily do so, which could result in adverse publicity and significant expenses. Although Viskase maintains product liability insurance coverage, certain potential product liability claims could be excluded or exceed coverage limits under the terms of Viskase’s insurance policies or could result in increased costs for such coverage.
Risks related to security breaches of company, customer, employee and vendor information, as well as the technology that manages Viskase’s operations and other business processes, could adversely affect Viskase’s business.
Viskase relies on various information technology and process control systems to capture, process, store and report data, operate its manufacturing and converting facilities, and interact with customers, vendors and employees. Despite careful security and controls design, implementation, updating and internal and independent third-party assessments, Viskase’s information technology and process control systems, and those of Viskase’s third-party providers, could become subject to cyber-attacks or security breaches. Network, system and data breaches could result in misappropriation of sensitive data or operational disruptions, including interruption to systems availability, denial of access to and misuse of applications required by Viskase’s customers and vendors to conduct business with Viskase. Misuse of internal applications, theft of intellectual property, trade secrets or other corporate assets and inappropriate disclosure of confidential information could stem from such incidents. Delayed shipments, slowed production or other issues resulting from these disruptions could result in lost sales, business delays and negative publicity and could have a material adverse effect on business, results of operations and financial condition.
Viskase’s intellectual property rights may be inadequate or violated and Viskase may be subject to claims of infringement, either or both of which could negatively affect Viskase’s financial condition.
Viskase relies on a combination of trademarks, patents, trade secret rights and other rights to protect its intellectual property. Viskase’s trademark or patent applications may not be approved, and Viskase’s existing or future trademarks or patents may be challenged by third parties. Viskase cannot be certain that the steps it has taken will prevent the misappropriation of its intellectual property, particularly in foreign countries where applicable laws may not protect Viskase’s rights as fully as the applicable laws of the U.S. From time to time, it has been necessary for Viskase to enforce its intellectual property rights against infringements by third parties, and Viskase expects to continue to do so in the ordinary course of its business. Viskase also may be subjected to claims by others that Viskase has violated their intellectual property rights. Even if Viskase prevails, third party-initiated or Viskase-initiated claims may be time consuming and expensive to resolve and may result in a diversion of Viskase’s time and resources. The occurrence of any of these factors could diminish the value of Viskase’s trademark, patent and intellectual property portfolio, subject Viskase to greater competitive pressure and negatively impact Viskase’s sales volume and revenues.
The misuse or theft of information Viskase possesses, including as a result of cyber security breaches, could harm Viskase’s brand, reputation or competitive position and give rise to material liabilities.
Viskase regularly possesses, stores and handles certain non-public information about its customers and employees. Despite the security measures Viskase currently has in place, Viskase’s facilities and systems and those of its third-party service providers may be susceptible to unauthorized access. In addition, unauthorized parties may attempt to gain access to Viskase’s systems or facilities, or those of third parties with whom Viskase does business, through fraud, trickery or other forms of deception of Viskase’s employees or contractors. Many of the techniques used to obtain unauthorized access, including viruses, worms and other malicious software programs, are difficult to anticipate until launched against a target and Viskase may be unable to implement adequate preventative measures. Viskase’s failure to maintain the security of that data, whether as the result of Viskase’s own error or the malfeasance or errors of others, could harm Viskase’s reputation, interrupt Viskase’s operations, result in governmental investigations and give rise to civil or criminal liabilities. Any such failure could lead to lower revenues, increased remediation, prevention and other costs and other material adverse effects on Viskase’s results of operations, financial condition, liquidity and cash flows.
Continued compliance with environmental, social and governance (“ESG”) regulations may result in significant costs, which could negatively affect Viskase’s financial condition.
Investors, customers, governmental authorities and other stakeholders have an interest in ESG regulations and matters, including with respect to climate change, greenhouse gas emissions and sustainable business practices. As a result, Viskase anticipates a continued interest in reporting on ESG metrics, more prescriptive reporting requirements with respect to ESG metrics and expectations that companies establish goals and commitments regarding ESG metrics and take actions to achieve those goals and commitments. Additionally, Viskase’s operations are subject to extensive environmental, health and safety laws and regulations pertaining to the discharge of substances into the environment, the handling and disposition of wastes and land reclamation and remediation of hazardous substance substances. Present and future environmental laws and regulations applicable to Viskase’s operations may require substantial capital expenditures and may have a material adverse effect on Viskase’s business, financial condition and results of operations.
Failure to comply with environmental laws and regulations can have serious consequences for Viskase, including criminal as well as civil and administrative penalties and negative publicity. Liability under these laws and regulations involves inherent uncertainties. In addition, continued government and public emphasis on environmental issues could necessitate increased future investments for environmental controls at ongoing operations, which will be charged against income from future operations and distract management efforts from other operational matters. As the nature of these potential future charges is unknown, management is not able to estimate the magnitude of any future costs and Viskase has not accrued any reserve for any potential future costs. If Viskase is unable to meet any goals and targets related to the environmental laws and regulations, Viskase’s reputation with investors, customers and other stakeholders and businesses may be harmed.
International Risks
Viskase’s foreign operations expose Viskase to risks that may materially adversely affect Viskase’s financial condition, results of operations, liquidity and cash flows.
Viskase currently has manufacturing facilities, distribution centers and service centers in seven (7) foreign countries, including Brazil, France, Germany, Italy, Mexico, the Philippines and Poland. A significant portion of Viskase’s annual revenues are generated outside the U.S. Operating in many different countries exposes Viskase to varying risks, which include: (i) multiple, and sometimes conflicting, foreign regulatory requirements and laws that are subject to change and are often much different than the domestic laws in the U.S., including laws relating to taxes, consumer privacy, data security, employment matters, import and export controls and the protection of Viskase’s trademarks and other intellectual property; (ii) the effect of foreign currency translation risk, as well as limitations on Viskase’s ability to repatriate income; (iii) varying tax regimes, including consequences from changes in applicable tax laws and Viskase’s ability to repatriate cash from non-U.S. Affiliates without adverse tax consequences; (iv) local ownership or investment requirements, as well as difficulties in obtaining financing in foreign countries for local operations; (v) political and economic instability, natural calamities, war and terrorism; and (vi) tariffs.
Viskase’s sales to customers located outside the U.S. are generally subject to taxes on the repatriation of funds. In addition, international operations in certain parts of the world may be subject to international balance of payment difficulties that may raise the possibility of delay or loss in the collection of accounts receivable from sales to customers in those countries. Net sales to customers located outside the U.S.

represented approximately 68% of Viskase’s total net sales in the year ended on December 31, 2024, and approximately 70% of Viskase’s total net sales in the year ended on December 31, 2023.
Increases in tariffs on certain goods imported into the U.S., and substantial changes to U.S. trade agreements, have adversely affected, and in the future could further adversely affect, Viskase’s business, results of operations and financial condition. Furthermore, retaliatory tariffs or other trade restrictions on products and materials that Viskase or its customers and suppliers export or import could affect demand for Viskase’s products. Direct or indirect consequences of tariffs, retaliatory tariffs or other trade restrictions may also alter the competitive landscape of Viskase’s products in one (1) or more regions of the world. Trade tensions or other governmental action related to tariffs or international trade agreements or policies have the potential to negatively impact Viskase’s business, financial condition and results of operations.
Additionally, operating in many different countries also increases the risk of a violation, or alleged violation, of the United States Foreign Corrupt Practices Act and other applicable anti-corruption laws and regulations, the economic sanction programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the anti-boycott regulations administered by the U.S. Department of Commerce’s Office of Anti-boycott Compliance. Any failure to comply with these laws, even if inadvertent, could result in significant penalties or otherwise harm Viskase’s reputation and business. There can be no assurance that all of Viskase’s employees, contractors and agents will comply with Viskase’s policies that mandate compliance with these laws. Violations of these laws could be costly and disrupt Viskase’s business, which could have a material adverse effect on Viskase’s business, financial condition, results of operations, liquidity and cash flows.
Should any of these risks occur, it could impair Viskase’s ability to export its products or conduct sales to customers located outside of the U.S. and result in a loss of sales and profits from Viskase’s international operations.
A substantial portion of Viskase’s business is conducted through foreign subsidiaries, and Viskase’s failure to generate sufficient cash flow from these subsidiaries, or otherwise repatriate or receive cash from these subsidiaries, could result in Viskase’s inability to repay its indebtedness.
Viskase’s sales to customers located outside the U.S. are conducted primarily through subsidiaries organized under the laws of jurisdictions outside of the U.S. For the year ended December 31, 2024, Viskase’s foreign restricted subsidiaries contributed approximately 68% of Viskase’s consolidated revenues. As of December 31, 2024, approximately 58% of Viskase’s consolidated assets, based on book value, were held by Viskase’s foreign subsidiaries. Viskase’s ability to meet its debt service obligations with cash from foreign subsidiaries will depend upon the results of operations of these subsidiaries and may be subject to contractual or other restrictions and other business considerations. In addition, dividend and interest payments to Viskase from its foreign subsidiaries may be subject to foreign withholding taxes, which would reduce the amount of funds Viskase receives from such foreign subsidiaries. Dividends and other distributions from Viskase’s foreign subsidiaries may also be subject to fluctuations in currency exchange rates and restrictions on repatriation, which could further reduce the amount of funds Viskase receives from such foreign subsidiaries.
Financial Risks
Prior to August 2026, Viskase must amend and/or refinance the Amended Senior Credit Facility, or obtain sufficient additional funds to repay borrowings under the Amended Senior Credit Facility as Viskase does not currently have sufficient cash on hand to repay such borrowings at their scheduled maturity. As a result, there is substantial doubt about Viskase’s ability to continue as a going concern.
Viskase’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The ability of Viskase to continue as a going concern is dependent on Viskase successfully amending and/or refinancing of the Amended Senior Credit Facility, or obtaining sufficient additional funds to repay borrowings under the Amended Senior Credit Facility, before its maturity in August 2026.

Viskase intends to adequately amend and/or refinance the Amended Senior Credit Facility, or obtain sufficient additional funds to repay borrowings under the Amended Senior Credit Facility, after completion of the Merger but before the scheduled maturity of the Amended Senior Credit Facility to continue as a going concern. However, there is no assurance that Viskase will be able to adequately amend and/or refinance the Amended Senior Credit Facility, or obtain sufficient additional funds to repay borrowings under the Amended Senior Credit Facility, scheduled to mature within twelve (12) months of the date of the issuance of Viskase’s financial statements for the six (6) and nine (9) months ended September 30, 2025, or that such funds, if available, will be obtainable on terms satisfactory to Viskase, and therefore substantial doubt exists about Viskase’s ability to continue as a going concern. The condensed consolidated financial statements do not include any adjustments that might result from Viskase being unable to continue as a going concern.
Raising additional capital would cause dilution to Viskase’s existing stockholders and may adversely affect the rights of existing stockholders.
Viskase may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations, and strategic and licensing arrangements. To the extent that Viskase raises additional capital through the issuance of equity or otherwise, including through additional preferred stock or convertible debt securities, the ownership interest of Viskase’s stockholders will be diluted, and the terms may include liquidation or other preferences that adversely affect such stockholders’ rights as Viskase stockholders. Future sales of Viskase Common Stock or of securities convertible into Viskase Common Stock, or the perception that such sales may occur, could cause immediate dilution and adversely affect the value of Viskase Common Stock.
Viskase is subject to significant minimum contribution requirements and market exposure with respect to its defined benefit plan, both of which could adversely affect Viskase’s cash flow.
While Viskase has frozen participation in its defined benefit plan, Viskase is subject to substantial minimum contribution requirements with respect to its pension plan. Although the amount fluctuates, Viskase’s aggregate minimum funding contribution requirement from 2025 through 2029 is approximately $11.4 million. This amount could increase or decrease due to market factors, including expected returns on plan assets and the discount rate used to measure accounting liabilities, among other factors. Viskase’s unfunded pension plan liabilities with respect to Viskase’s U.S. employees was $2.4 million as of December 31, 2024. The funds in Viskase’s defined benefit plan are subject to market risks, including fluctuating discount rates, interest rates and asset returns. Changes in assumptions regarding expected long-term rate of return on plan assets, Viskase’s discount rate, expected compensation levels, or mortality will also increase or decrease pension costs.
Viskase’s substantial level of indebtedness could adversely affect Viskase’s results of operations, cash flows and ability to compete in Viskase’s industry, which could, among other things, prevent Viskase from fulfilling its obligations under its debt agreements.
Viskase has substantial indebtedness. In addition, subject to restrictions in the agreements governing Viskase’s revolving credit facility and term loan, Viskase may incur additional indebtedness. As of September 30, 2025, Viskase had approximately $141.4 million in aggregate principal amount of total debt, exclusive of additional indebtedness that Viskase may borrower under its revolving credit facility.
Viskase’s high level of indebtedness has important implications, including the following:
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if Viskase fails to satisfy its obligations under Viskase’s indebtedness, or fails to comply with the restrictive covenants contained in the agreements governing Viskase’s revolving credit facility and term loan, an event of default may result, all of Viskase’s indebtedness could become immediately due and payable and Viskase’s lenders could foreclose on Viskase’s assets securing such indebtedness following the occurrence and during the continuance of an event of default;

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a default under the revolving credit facility or the term loan could trigger cross-defaults; and

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repayment of Viskase’s indebtedness may require Viskase to dedicate a substantial portion of its cash flow from its business operations, thereby reducing the availability of cash flow to fund working capital, capital expenditures, development projects, general operational requirements and other purposes.

Viskase expects to obtain the funds to pay its expenses and to repay its indebtedness primarily from Viskase’s operations and, in the case of Viskase’s indebtedness, from refinancings thereof. Viskase’s ability to meet its expenses and make these payments thus depends on Viskase’s future performance, which will be affected by financial, business, economic and other factors, many of which Viskase cannot control. Viskase’s business may not generate sufficient cash flow from operations in the future and Viskase’s currently anticipated growth in revenue and cash flow may not be realized, either or both of which could result in Viskase being unable to repay indebtedness or to fund other liquidity needs. If Viskase does not have enough funds, Viskase may be required to refinance all or part of its then existing debt, reduce or delay capital expenditures, sell assets or borrow more funds, which Viskase may not be able to accomplish on terms favorable to Viskase, or at all. In addition, the terms of existing or future debt agreements may restrict Viskase from pursuing any of these alternatives.
Despite current indebtedness levels, Viskase may still incur substantially more debt, which could decrease cash or other collateral available to pay Viskase’s current debt.
Viskase may incur substantial additional indebtedness in the future. Although the agreements governing Viskase’s revolving credit facility and term loan contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial and may decrease cash or other collateral available to pay Viskase’s current debt.
The instruments governing Viskase’s indebtedness impose significant operating and financial restrictions, and a breach of any such restriction may result in a default, which could result in the possible acceleration of repayment obligations and Viskase’s secured creditors receiving certain rights against Viskase’s collateral.
The agreements governing Viskase’s revolving credit facility and term loan impose significant operating and financial restrictions on Viskase. These restrictions may restrict Viskase’s ability to take advantage of potential business opportunities as they arise and may adversely affect the conduct of Viskase’s current business. More specifically, they restrict Viskase’s ability to, among other things: (i) incur additional indebtedness or issue disqualified capital stock; (ii) pay dividends, redeem subordinated debt or make other restricted payments; (iii) make certain investments or acquisitions; (iv) grant Liens on Viskase’s assets; (v) merge, consolidate or transfer substantially all of Viskase’s assets; and (vi) transfer, sell or acquire assets, including capital stock of Viskase’s Subsidiaries.
Viskase’s ability to comply with the provisions governing its indebtedness may be adversely affected by Viskase’s operations and by changes in economic or business conditions or other events beyond Viskase’s control. Viskase’s failure to comply with its debt-related obligations could result in an event of default under Viskase’s indebtedness, resulting in accelerated repayment obligations and giving Viskase’s secured creditors certain rights against Viskase’s collateral.
A decline in expected profitability of Viskase or individual reporting units of Viskase could result in the impairment of assets, including goodwill and other long-lived assets.
Viskase performs an annual impairment assessment for goodwill and its indefinite-lived intangible assets. As necessary, Viskase also performs an annual impairment assessment for other long-lived assets. If the results of such assessments were to show that the fair value of these assets were less than the carrying values, Viskase could be required to recognize a charge for impairment of goodwill or long-lived assets, which could be material.
The future occurrence of a potential indicator of impairment that would require a change in Viskase’s assumptions or strategic decisions made in response to economic or competitive conditions, such as a significant adverse change in the business climate, could require Viskase to perform an assessment prior to the next required assessment date of December 31, 2025.
Viskase’s financial position and future cash flows could be adversely affected if it is unable to fully realize its deferred tax assets.
As of December 31, 2024, Viskase has gross U.S. federal net operating loss carryforwards of $40.327 million with amounts beginning to expire in 2025. As of December 31, 2024, Viskase had deferred income tax assets of $31.21 million, of which $16.36 million are related to net operating loss carryforwards for income taxes in the U.S. and in certain other taxing jurisdictions. Viskase provides a valuation allowance when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. The use of Viskase’s deferred tax assets enables it to satisfy current and future tax liabilities without the use of Viskase’s cash resources. While it is not expected that the Merger would constitute a change of control for Viskase under Section 382 of the Code, if, for any reason, Viskase is unable to generate sufficient taxable income to fully realize its deferred tax assets, or if the use of its net operating loss carryforwards is limited in the future by Section 382 of the Code or similar statutes as a result of subsequent transactions, Viskase’s financial position and future cash flows could be adversely affected.
Viskase will be subject to business uncertainties and contractual restrictions while the Merger is pending.
The pursuit of the Merger and the preparation for its integration may place a significant burden on Viskase’s management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect Viskase’s financial results. In addition, the Merger Agreement requires that Viskase operate in the usual, regular and ordinary course of business and restricts Viskase from taking certain actions prior to the Effective Time of the Merger or termination of the Merger Agreement without Enzon’s prior consent. These restrictions may prevent Viskase from pursuing attractive business opportunities that may arise prior to the completion of the Merger.
Risk Factors Relating to the Combined Company
Because the principal trading markets for the Combined Company’s shares will be the OTC Market, the corporate governance rules of the national securities exchanges will not apply to the Combined Company. As a result, our governance practices may differ from those of a company listed on such U.S. exchanges.
As a company quoted on the OTCQB tier of the OTC, the Combined Company will be subject to different governance standards than companies whose shares are listed on a national securities exchange such as the New York Stock Exchange and Nasdaq. As a result, the Combined Company will not be required to comply with such requirements, including the requirement that a majority of the Combined Company’s board of directors consists of independent directors and the requirement that the Combined Company has audit and compensation committees that are composed entirely of independent directors. Although the OTCQB has its own set of listing standards, including corporate governance requirements, such requirements are less strict than those promulgated by the national securities exchanges. There can be no assurance that the Combined Company will voluntarily comply with any corporate governance requirements beyond what is required by the OTCQB, and accordingly you may not have the same protections afforded to stockholders of companies that are subject to such requirements.
Past performance by Enzon or Viskase may not be indicative of future performance of an investment in the Combined Company.
Past performance by Enzon or Viskase is not a guarantee of success with respect to the Combined Company. You should not rely on the historical record of Enzon’s or Viskase’s performance as indicative of the future performance of an investment in the Combined Company or the returns the Combined Company will, or is likely to, generate going forward.
The opinions of the Enzon Special Committee’s and the Viskase Special Committee’s respective financial advisors delivered prior to the signing of the Merger Agreement Amendment do not reflect changes in circumstances that may have occurred or that may occur since the dates on which such opinions were delivered.
The opinion obtained by the Enzon Special Committee from its financial advisor was delivered on and dated October 21, 2025 and the opinion obtained by the Viskase Special Committee was delivered on and dated October 22, 2025. The opinions were based upon information available to the financial advisors as of the date of each respective opinion.. Changes in the operations and prospects of either business of Enzon or Viskase, general market and economic conditions and other factors that may be beyond the control of Enzon or Viskase may significantly alter the value of Enzon or Viskase or the share prices of Enzon Common

Stock or Viskase Common Stock by the time the Merger is completed. The opinions do not speak as of the time the Merger will be completed or as of any date other than the date of such opinions. Please see the sections titled “The Merger — Opinion of the Enzon Special Committee’s Financial Advisor” and “The Merger — Opinion of the Viskase Special Committee’s Financial Advisor” in this prospectus/consent solicitation statement for further information regarding the opinions that the Enzon Special Committee and Viskase Special Committee received from their respective financial advisors.
The Combined Company may be unable to successfully integrate Viskase’s operations and may not realize the anticipated benefits of the Merger.
Until the completion of the Merger, Enzon and Viskase will continue to operate as separate companies. The success of the Merger will depend, in part, on the Combined Company’s ability to successfully integrate Viskase’s operations, personnel, systems and business relationships. This integration process may be complex, time-consuming and subject to significant challenges, many of which may be beyond the control of the Combined Company’s management. Potential difficulties that the Combined Company may encounter in connection with the integration include:
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the inability to integrate Viskase’s business in a manner that permits the Combined Company to achieve the full benefits anticipated from the Merger;

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the loss of key employees of Viskase, which could adversely affect the Combined Company’s operations;

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disruption of ongoing business activities, which may adversely affect relationships with customers, suppliers, regulators and other business partners;

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unanticipated changes in applicable laws, regulations or market conditions; and

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unforeseen liabilities, expenses or regulatory conditions associated with the Merger.

Unfavorable global economic conditions could adversely affect the Combined Company’s business, financial condition or results of operations.
The Combined Company’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The global financial crisis caused extreme volatility and disruptions in the capital and credit markets. Factors such as geopolitical, social, economic and other events and conditions (including natural disasters, pandemics, acts of terrorism, hostilities or the perception that hostilities may be imminent, military conflicts or acts of war (such as the ongoing war in Ukraine), and related responses, including sanctions or other restrictive actions and associated changes in monetary policy or potential economic recession, commodity prices, legislative and regulatory changes, supply chain issues, labor shortages, foreign currency fluctuations, uncertainty surrounding tariffs and inflationary pressures) have contributed to this volatility. Recently, among other effects, volatile economic conditions have caused rising levels of inflation, increases in interest rates by central banks with the intent of slowing inflation and a reduction of available capital following increased interest rates. These global economic conditions could result in a variety of risks to the Combined Company’s business, including difficulty in raising funding from capital markets and increased interest rates on loans used to finance our business. Additionally, these developments have resulted in an increase in labor costs in the Combined Company’s markets. If labor costs in the Combined Company’s markets continue to rise, the Combined Company may need to increase its employee compensation levels. There may also be an increase in pricing from third-party vendors such as advisors, attorneys and consultants. Supply chain pricing may also increase, and, in many instances, without advanced warning. These events and increases in expenses could materially and adversely affect the Combined Company’s financial condition, liquidity and the trading price of its securities.
There is a risk that the Combined Company will fail to maintain an effective system of internal controls and its ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected. The Combined Company may identify material weaknesses in its internal controls over financial reporting which it may not be able to remedy in a timely manner.
As a public company, the Combined Company will operate in an increasingly demanding regulatory environment, which requires it to comply with the Sarbanes-Oxley Act, the regulations of the OTC Markets,

the rules and regulations of the SEC, expanded disclosure statements, accelerated reporting requirements, and more complex accounting rules. Responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls will be necessary for the Combined Company to produce reliable financial reports and are important to help prevent financial fraud. However, various factors, including that Enzon has outsourced all corporate functions and that Viskase was not an SEC-reporting company prior to the Merger, could make implementation of effective internal controls more difficult. Prior to the Closing, the Combined Company will have never been required to test internal controls within a specified period and, as a result, it may experience difficulty in meeting these reporting requirements in a timely manner.
The process of building the Combined Company’s accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. The Combined Company may need to enhance and/or implement a new internal system to combine and streamline the management of its financial, accounting, human resources and other functions. However, the enhancement and/or implementation of a system may result in substantial costs. Any disruptions or difficulties in implementing or using such a system could adversely affect the Combined Company’s controls and harm its business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management’s attention. In addition, the Combined Company may discover additional weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The Combined Company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If the Combined Company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley in a timely manner, or if it is unable to maintain proper and effective internal controls, the Combined Company may not be able to produce timely and accurate financial statements. If the Combined Company cannot provide reliable financial reports or prevent fraud, its business and results of operations could be harmed, investors could lose confidence in the Combined Company’s reported financial information, and the Combined Company could be subject to sanctions or investigations by the SEC or other regulatory authorities.
Risk Factors Relating to the Merger
The Merger is subject to a number of closing conditions and, if these conditions are not satisfied, the Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed. In addition, the parties have the right to terminate the Merger Agreement under other specified circumstances, in which case the Merger would not be completed.
The Merger is subject to a number of closing conditions and, if these conditions are not satisfied or waived (to the extent permitted by law), the Merger will not be completed. The Closing is subject to the satisfaction or waiver of certain conditions, including, among others, (i) the required approvals by the parties’ stockholders (which approval, with respect to Viskase, was obtained on June 20, 2025 and subsequently on November 11, 2025) having been obtained; (ii) the completion of the Series C Exchange Offer, (iii) the accuracy of the parties’ representations and warranties, subject to certain “materiality” and “material adverse effect” qualifications; (iv) compliance by the parties in all material respects with their respective covenants; (v) no law or order making the Merger illegal or otherwise prohibiting consummation of the Merger; (vi) the shares of Combined Company Common Stock to be issued in the Merger having been approved for listing (subject to official notice of issuance) on the OTC Markets; (vii) the effectiveness of the registration statement of which this prospectus/consent solicitation statement forms a part; (viii) the consummation of the Reverse Stock Split; (viii) dissenters’ rights not having been exercised by Viskase stockholders representing more than three percent (3%) of the outstanding shares of Viskase Common Stock; (ix) Enzon satisfying the Minimum Cash Condition; and (x) any waiting period applicable to the Merger under the HSR Act having expired or been terminated.
Additionally, pursuant to the Merger Agreement Amendment, each of Enzon and Merger Sub has unconditionally and irrevocably waived, consented to and released any inaccuracy in, breach of, or failure to comply with any representation, warranty, covenant or agreement of Viskase to the extent known to Enzon or Merger Sub as of October 24, 2025 and occurring or existing on or prior to October 24, 2025. Accordingly, any such matters will be disregarded for purposes of determining whether the closing conditions relating to (a) the accuracy of Viskase’s representations and warranties or (b) compliance with its covenants have been satisfied, and neither Enzon nor Merger Sub may terminate, delay or refuse to consummate the Merger by reason of any such matters. For the avoidance of doubt, this waiver does not affect any claim for fraud or intentional breach with respect to facts first arising or becoming known to Enzon or Merger Sub after October 24, 2025. Please see the section titled “The Merger Agreement — Conditions to Completion of the Merger” in this prospectus/consent solicitation statement for further information regarding closing conditions to the Merger.
In addition, Enzon and Viskase can agree at any time to terminate the Merger Agreement, even if Enzon and Viskase stockholders have already voted to approve the Merger Agreement. Enzon and Viskase can also terminate the Merger Agreement under other specified circumstances.
The Merger is subject to a Minimum Cash Condition, and failure to satisfy this requirement could delay or prevent the Closing.
Under the terms of the Merger Agreement, Enzon is required to have Cash on Hand of an amount that is equal to the Minimum Cash Condition. Enzon’s failure to meet the Minimum Cash Condition may delay or prevent the Closing. Please see the section titled “The Merger Agreement — Additional Conditions to Completion for the Benefit of Viskase — Enzon’s Minimum Cash Condition” in this prospectus/consent solicitation statement for further information regarding the Minimum Cash Condition.
Enzon stockholders will not be entitled to appraisal or dissenters’ rights in the Merger.
Under the DGCL, stockholders of a Delaware corporation may, in certain circumstances, have the right to dissent from a Merger and demand payment of the fair value of their shares as determined by a court in a judicial proceeding. These are known as appraisal rights. However, appraisal rights are not available in all circumstances, and exceptions apply under the DGCL.
In connection with the Merger, Enzon stockholders are not entitled to appraisal or dissent rights under the DGCL. This is because the Merger Consideration consists solely of shares of Enzon Common Stock, which is quoted on the OTCQB tier of the OTC Markets, and cash in lieu of fractional shares, if any. As a result, the Merger falls within the exceptions to appraisal rights under Section 262 of the DGCL.
Holders of Viskase Common Stock have appraisal or dissenters’ rights, which could increase transaction uncertainty.
Holders of Viskase Common Stock have appraisal or dissent rights in connection with the Merger under Section 262 of the DGCL. As a condition to the Closing, holders of no more than three percent (3%) of the outstanding shares of Viskase Common Stock shall have exercised (and not subsequently withdrawn or waived) their statutory appraisal rights under Section 262 of the DGCL. The exercise and maintenance of such appraisal rights by holders of more than three percent (3%) of the outstanding shares of Viskase Common Stock may delay or prevent the Closing. Please see the section titled “The Merger Agreement — Conditions to Completion of the Merger” in this prospectus/consent solicitation statement for further information regarding the conditions to Closing.
Holders of Viskase Common Stock who: (i) submit to Viskase a proper written demand for appraisal of such shares; (ii) continuously remain the record holders or beneficial owners of such shares through the Effective Time; and (iii) otherwise comply with the applicable procedures and requirements set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Court and receive payment in cash of the “fair value” of such shares (as determined by the Court, exclusive of any element of value arising from the accomplishment or expectation of the transaction) instead of the Merger Consideration. Any such Person awarded “fair value” for his, her or its shares by the Court would receive payment of that fair value in cash, together with interest, if any, to be paid upon the amount determined to be the “fair value” in lieu of the right to receive the Merger Consideration. It is possible that any such “fair value” as determined by the Court may be more or less than, or the same as, the Merger Consideration that such Person is entitled to receive pursuant to the Merger Agreement.
The Enzon Series C Exchange Offer may not be accepted by all holders of Series C Preferred Stock.
Enzon will commence the Series C Exchange Offer, pursuant to the terms of the Merger Agreement, where each share of Series C Preferred Stock held by non-Affiliates of IEH will have the right to be exchanged for shares of Enzon Common Stock at its liquidation value based upon the Enzon 20-day VWAP prior to the execution of the Merger Agreement Amendment. Although Enzon will seek maximum participation of the holders of Series C Preferred Stock in the Series C Exchange Offer, the Series C Exchange Offer may not be accepted by all holders of Series C Preferred Stock. If few or no such holders elect to participate in the Series C Exchange Offer, the aggregate Liquidation Preference of the remaining Series C Preferred Stock could materially impact the satisfaction of the Minimum Cash Condition, which is a condition to Closing. In such a case, Enzon may be required to retain additional Cash on Hand at Closing, which may reduce the amount of cash available for other purposes or delay or prevent the Closing. Please see the section titled “Risk Factors — Risk Factors Relating to the Series C Exchange Offer” in this prospectus/consent solicitation statement for further information.
The market value of the Merger Consideration to be received by Viskase stockholders is uncertain and will depend on the market price of Enzon Common Stock at the Effective Time.
The number of shares of Enzon Common Stock to be issued in the Merger is fixed pursuant to the Exchange Ratio, but the market value of the Merger Consideration that holders of Viskase Common Stock will receive will depend on the trading price of Enzon Common Stock at the Effective Time. This price may be greater than, less than, or the same as the price per share of Enzon Common Stock at the time the Merger Agreement, including the Merger Agreement Amendment, was executed or on the date of this prospectus/consent solicitation statement. Please see the section titled “Market Price and Dividend Information” in this prospectus/consent solicitation statement. The market values of Enzon Common Stock and Viskase Common Stock have varied since Enzon and Viskase entered into the Merger Agreement and will continue to vary in the future due to changes in the business, operations or prospects of Enzon and Viskase, market assessments of the Merger, regulatory considerations, market and economic considerations, and other factors, most of which are beyond Viskase’s control. Accordingly, as of the date of this prospectus/consent solicitation statement, Viskase stockholders will not necessarily know or be able to calculate the value of the stock consideration they would be entitled to receive upon completion of the Merger. Because the market price of Enzon Common Stock is subject to fluctuation, the value of the Merger Consideration that Viskase stockholders ultimately receive may vary significantly from the value as of earlier dates.
The market price of shares of Enzon Common Stock will continue to fluctuate after the Merger.
Upon completion of the Merger, holders of Viskase Common Stock will receive shares of Enzon Common Stock as Merger Consideration. As a result, such holders will become stockholders of the Combined Company and will be subject to the risks associated with ownership of Combined Company Common Stock. The market price of Combined Company Common Stock may fluctuate significantly following the completion of the Merger due to a variety of factors, including changes in the Combined Company’s financial performance, market sentiment, industry developments, general economic conditions and other factors beyond the control of the Combined Company. As a result, stockholders of both Enzon and Viskase could lose some or all of the value of their investment in Combined Company Common Stock.
Although the Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes, the IRS could disagree with this treatment.
The parties intend that the Merger, together with the conversion of Viskase into a limited liability company, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that Enzon and Viskase will each be a party to the reorganization within the meaning of Section 368(b) of the Code. Although this treatment is intended, it is possible that the IRS could disagree. If the IRS were to successfully challenge the tax treatment of the Merger, it is possible that Viskase would recognize taxable income as a result of the Merger and that Enzon, as a successor to Viskase for U.S. federal income tax purposes, could be liable for any taxes on such income. In addition, each Viskase stockholder would be required to recognize taxable gain or loss with respect to the Viskase Common Stock surrendered in the Merger.
Certain Persons in the Merger may have interests in the Merger Proposal that are different than the interests of Enzon’s stockholders
Certain of Enzon’s executive officers and directors have interests in the Merger Proposal that are different from, or in addition to, the interest of Enzon’s stockholders generally. These interests include the continued service of Jordan Bleznick and Randolph C. Read as members of the board of directors of the Combined Company and the continued provision of indemnification for current and former executive officers and directors of Enzon in accordance with the Merger Agreement. In addition, Mr. Bleznick, a member of the Enzon Board, owns 100,000 shares of Enzon Common Stock, Mr. Read, a member of the Enzon Board, owns 200,000 shares of Enzon Common Stock. Each of Messrs. Bleznick and Read will continue to serve as a member of the board of directors of the Combined Company and will receive the Merger Consideration in connection with the consummation of the Merger. Please see the section titled “Interests of Executive Officers and Directors in the Merger” in this prospectus/consent solicitation statement for further information regarding potential conflicts of interest.
Enzon’s stockholders will experience immediate dilution as a consequence of the issuance of Enzon Common Stock in connection with the Merger. Having a minority share position may reduce the influence that Enzon’s current stockholders have on the management of the Combined Company.
It is anticipated that, upon completion of the Merger and assuming that the Enzon Series C Preferred Stock is exchanged for Enzon Common Stock in full, (i) the holders of Enzon Common Stock immediately prior to the Closing are expected to own approximately 5% of the Enzon Common Stock, (ii) the holders of Enzon Series C Preferred Stock are expected to own approximately 40% of the Enzon Common Stock and (iii) Viskase stockholders are expected to own 55% of the Enzon Common Stock, subject to certain adjustments based upon the number of shares of Enzon Series C Preferred Stock exchanged for Enzon Common Stock by non-Affiliates of the IEH Parties, and depending on the liquidation value of the Enzon Series C Preferred Stock at the Closing. If the actual facts differ from any of the foregoing assumptions (which they may), the percentage ownership retained by current Enzon stockholders in the Combined Company will differ.
Upon completion of the Merger, the issuance of Enzon Common Stock in connection with the Merger, the IEH Share Exchange and the Series C Exchange Offer will result in significant dilution of the ownership and voting interests of current Enzon stockholders, as described above. As a result, current Enzon stockholders (other than the IEH Parties) will experience a significant reduction in their relative influence over Enzon following the Merger.
In addition, each holder of Viskase Common Stock will receive shares of Enzon Common Stock as Merger Consideration and will become a stockholder of Enzon. As a result, such former Viskase stockholders will hold a percentage ownership interest in Enzon that is smaller than their current ownership interest in Viskase. Accordingly, former Viskase stockholders (other than the IEH Parties) will have less influence over the management and policies of Enzon than they currently have over Viskase.
Enzon Stockholders’ percentage ownership in the Combined Company may be diluted in the future.
Following the Merger, stockholders of Enzon will hold 45% of the common stock of the Combined Company. The percentage ownership of Combined Company Common Stock held by current Enzon and Viskase stockholders may be diluted in the future due to additional issuances of equity securities by the Combined Company, including in connection with capital markets transactions, strategic acquisitions or equity compensation arrangements. The Combined Company may adopt one (1) or more equity incentive plans, pursuant to which it may issue equity awards to directors, officers, employees and consultants. Any such issuances could dilute the economic and voting rights of existing stockholders and may have a dilutive effect on earnings per share, which could adversely affect the market price of Combined Company Common Stock.

In addition, the Combined Company may from time to time evaluate and pursue acquisition opportunities, including transactions in which the consideration consists partially or entirely of newly issued shares of Combined Company Common Stock. Any such transactions, if consummated, would further dilute the ownership interests of existing stockholders and could reduce the market value of their shares.
The issuance of additional shares of Combined Company Common Stock, preferred stock or other equity-linked securities could dilute the voting power and economic interests of existing stockholders. If the Combined Company issues debt securities that are convertible into equity, the conversion terms may include adjustments that increase the number of shares issuable upon conversion, further diluting existing stockholders. Any preferred stock issued by the Combined Company could have rights senior to those of the holders of Combined Company Common Stock, including with respect to dividends or Liquidation Preferences, which could limit the Combined Company’s ability to pay dividends or make distributions to common stockholders.
The Combined Company’s decision to issue additional securities will depend on market conditions and other factors beyond its control, and any such issuance could adversely affect the market price of Combined Company Common Stock and dilute the ownership interests of existing stockholders.
Carl C. Icahn and the IEH Parties will exert significant influence on the Combined Company after the Merger and non-IEH stockholders will have limited governance rights.
Upon completion of the Merger, Enzon expects that the IEH Parties will hold a substantial majority of the voting power of the Combined Company. As of [•], IEH — through its control of the IEH Parties — Beneficially Owns approximately (i) [48.6]% of the issued and outstanding shares of Enzon Common Stock, (ii) [98.2]% of the issued and outstanding shares of Enzon Series C Preferred Stock and (iii) [91.76]% of the issued and outstanding shares of Viskase Common Stock. Following the Merger, it is expected that the IEH Parties will Beneficially Own approximately from [•]% to [•]% of the outstanding shares of the Combined Company Common Stock, depending on the amount of Enzon Series C Preferred Stock that is exchanged for Shares of Enzon Common Stock. Mr. Icahn is the controlling stockholder and chairman of the board of the general partner of IEH. Because of their substantial ownership and voting power, Mr. Icahn and the IEH Parties may exert significant influence over the management and strategic direction of the Combined Company, including, but not limited to, (i) the declaration of any future dividends, (ii) the ability to control the election, removal or replacement of any one or more members of the board of directors of the Combined Company, (iii) the voting on decisions related to fundamental corporate actions, consolidations or sales of all or substantially all of the Combined Company’s assets and (iv) the ability to control the approval of various transactions. This concentration of ownership may also discourage or prevent a third party from seeking to acquire control of the Combined Company, even if such a transaction might be beneficial to other stockholders. As a result, the interests of Mr. Icahn and the IEH Parties may not always align with the interests of the Combined Company or its other stockholders.
The IEH Parties have agreed to consent in favor of the Merger and related transactions, which makes it more likely that the required Enzon Stockholder Approval will be obtained.
Concurrently with the execution of the Merger Agreement, Enzon, Viskase and the IEH Parties entered into the IEH Support Agreement, pursuant to which the IEH Parties agreed to, among other things, and subject to certain exceptions, deliver written consents approving the adoption of the Merger Agreement and the Reverse Stock Split.
Under the terms of the IEH Support Agreement, the IEH Parties also agreed to vote against any Enzon Acquisition Proposal or other action that would reasonably be expected to impede or adversely affect the Merger or the other transactions contemplated by the Merger Agreement. As a result, the consent commitments of the IEH Parties make it more likely that the required Enzon Stockholder Approval will be obtained than would be the case in the absence of such commitments. Please see the section titled “The Merger — IEH Support Agreement” in this prospectus/consent solicitation statement for further information on the IEH Support Agreement.

The rights of former Viskase stockholders following the Merger will differ from the rights they held prior to the Merger.
Upon completion of the Merger, former holders of Viskase Common Stock will become holders of Enzon Common Stock and their rights will be governed by Enzon’s Organizational Documents. These rights differ in certain material respects from the rights currently associated with Viskase Common Stock. Please see the section titled “Comparison of Stockholder Rights” in this prospectus/consent solicitation statement for further information regarding the differences in rights between Viskase stockholders and Enzon stockholders.
The Merger Agreement limits Enzon’s ability to pursue alternatives to the Merger.
The Merger Agreement contains provisions that make it more difficult for Enzon to enter into alternative transactions. The Merger Agreement contains certain provisions that restrict Enzon’s ability to, among other things, solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) the submission of inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Enzon Acquisition Proposal from a third party. The Merger Agreement also provides that the Enzon Board and the Enzon Special Committee may not make an Enzon Adverse Recommendation Change (subject to certain limited exceptions). Please see the section titled “The Merger Agreement — Other Covenants of the Parties — No Shop/No Solicitation” in this prospectus/consent solicitation statement for further information regarding restrictive provisions applicable to Enzon.
Enzon and Viskase will be subject to business uncertainties and contractual restrictions while the Merger is pending.
Uncertainty about the impact of the Merger may have an adverse effect on Enzon or Viskase. Furthermore, the Merger Agreement contains restrictions on the ability of Enzon and Viskase to take certain actions outside the ordinary course of business prior to Closing, which may delay or prevent Enzon and Viskase from undertaking certain actions or business opportunities that may arise prior to the Closing. Please see the section titled “The Merger Agreement — Conduct of Business Pending the Merger” in this prospectus/consent solicitation statement for further information regarding restrictive covenants applicable to Enzon and Viskase.
Uncertainty about the impact of the Merger on employees and customers may have an adverse effect on Enzon and Viskase and, as a result, the Combined Company. These uncertainties may impair the Combined Company’s and Viskase’s ability to attract, retain and motivate key personnel until the Merger is completed, and could cause customers, business partners and others that deal with Enzon or Viskase to seek to change existing business relationships with Enzon or Viskase. In addition, pursuant to the Merger Agreement and subject to certain exceptions, both Enzon and Viskase have agreed to operate their respective businesses in the ordinary course and to refrain from taking certain actions prior to the Closing without the other party’s consent. These restrictions could cause Enzon and Viskase to be unable to pursue certain beneficial opportunities that may arise prior to the completion of the Merger and could have an adverse effect on Enzon, Viskase and the Combined Company’s results of operations, cash flows and financial position.
The Merger may divert the attention of key personnel and resources at Viskase and Enzon, which could disrupt operations and adversely affect performance.
Viskase and Enzon have expended, and expect to continue to expend, significant time and resources in connection with the Merger. For Viskase, this includes the attention of its management team, which may be diverted from day-to-day operations, strategic initiatives, and performance improvement efforts. Although Enzon does not have employees and operates primarily through the Enzon Board, executive officers and external advisors, the Merger has required and will continue to require substantial involvement from its directors and advisors. This diversion of attention and resources could disrupt operations and may adversely affect the business, financial condition and results of operations of each company, particularly if the Merger is not completed.

If the Merger is not completed, the business, financial results and stock prices of Enzon and Viskase could be adversely affected.
The Merger is subject to a number of conditions, and there can be no assurance that it will be completed. If the Merger is not consummated for any reason, the ongoing businesses of Enzon and/or Viskase may be adversely affected. In addition, Enzon and Viskase will be subject to a number of risks, including, among others:
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the obligation to pay a termination fee to the other party under certain circumstances, as provided in the Merger Agreement;

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the incurrence of significant transaction-related costs that will not be recouped, including legal, accounting, financial advisory and regulatory filing fees;

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potential declines in the market prices of Enzon Common Stock and Viskase Common Stock to the extent that such prices reflect a market assumption that the Merger will be completed;

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for Viskase, the diversion of management attention from day-to-day operations and strategic initiatives due to the focus on the Merger, which may result in missed business opportunities or delayed execution of business plans;

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negative reactions from the financial markets, Viskase employees, as well as Viskase’s customers; and

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potential litigation related to any failure to complete the Merger or any failure to fulfill the parties’ respective obligations under the Merger Agreement.

If the Merger is not completed, Enzon and Viskase cannot assure their respective stockholders that these risks will not materialize or will not materially adversely affect their businesses, financial results or stock prices. Please see the section titled “The Merger Agreement — Termination of the Merger Agreement” in this prospectus/consent solicitation statement for further information regarding termination of the Merger.
Enzon and Viskase have no history operating as a combined company. The selected unaudited pro forma combined financial information included in this prospectus/consent solicitation statement is preliminary and the actual financial condition and results of operations after the Merger may differ materially from them. Accordingly, you have limited financial information on which to evaluate Enzon and your investment decision.
Enzon and Viskase have no prior history as a combined entity and their operations have not been previously managed on a combined basis. The selected unaudited pro forma combined financial information included in this prospectus/consent solicitation statement is presented for illustrative purposes only and is not necessarily indicative of what the Combined Company’s actual financial condition or results of operations would have been had the Merger been completed on the dates indicated. The selected unaudited pro forma combined financial information reflects preliminary estimates and assumptions, including accounting adjustments to reflect the fair value of the assets acquired and liabilities assumed in the Merger and the resulting goodwill, if any. These assumptions may not prove to be accurate, and other factors may affect the Combined Company’s results of operations or financial condition following the consummation of the Merger. For these and other reasons, the historical and pro forma condensed combined financial information included in this prospectus/consent solicitation statement does not necessarily reflect Enzon’s and Viskase’s results of operations and financial condition and the actual financial condition and results of operations of the Combined Company following the Merger may not be consistent with, or evident from, this pro forma financial information.
The purchase price allocation reflected in this prospectus/consent solicitation statement is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Viskase as of the Closing Date. Accordingly, the final accounting adjustments as a result of the acquisition may differ materially from the pro forma adjustments reflected in this prospectus/consent solicitation statement. Please see the section titled “Selected Unaudited Pro Forma Combined Financial Information” in this prospectus/consent solicitation statement for further information.
Enzon and Viskase will incur direct and indirect costs as a result of the Merger.
Enzon and Viskase expect to incur significant non-recurring costs in connection with the Merger and the integration of their respective businesses. These costs may include legal, financial advisory, accounting, consulting and other professional fees, as well as regulatory filing fees and other transaction-related expenses. In addition, the Combined Company may incur costs related to employee retention, severance, and other employment-related matters, as well as expenses associated with maintaining employee morale and retaining key management personnel.
Enzon, Viskase and the Combined Company may also incur additional costs or experience disruptions in business relationships with customers, suppliers or other third parties as a result of the Merger. These disruptions could include the termination or renegotiation of existing contracts, reductions in customer orders or delays in business development activities. The Combined Company may also incur costs related to the development and execution of integration plans, and the implementation of such plans may result in unanticipated expenses or delays.
The total amount and timing of these costs are subject to various factors, many of which are outside the control of Enzon and Viskase, and are difficult to estimate with precision. Although Enzon and Viskase expect that the elimination of duplicative costs and the realization of operational efficiencies may offset some of the incremental transaction and integration-related expenses over time, such benefits may not be realized in the near term or at all. Whether or not the Merger is consummated, Enzon and Viskase will incur substantial expenses in connection with the transaction, which may adversely affect the financial condition and results of operations of Enzon, Viskase or the Combined Company.
If the Merger fails, Enzon or Viskase may be required to pay a termination fee.
Under the terms of the Merger Agreement, Enzon may be required to pay Viskase a termination fee if the Merger Agreement is terminated under certain circumstances, including if Enzon terminates the Merger Agreement to enter into a definitive agreement with respect to an Enzon Superior Proposal. Viskase may be required to pay Enzon a termination fee of $1,000,000 if the Merger Agreement is terminated by Enzon due to the failure of the Viskase Board to deliver the required written stockholder consent within 24 hours of the execution of the Merger Agreement. Note, however, that the Viskase Board delivered the requisite stockholder consent for the Merger on June 20, 2025 and subsequently on November 11, 2025. Please see the section titled “The Merger Agreement — Effect of Termination; Termination Fees” in this prospectus/consent solicitation statement for further information regarding circumstances under which such a termination fee is payable.
Litigation relating to the Merger may be filed against the Enzon Board, the Enzon Special Committee, the Viskase Board, and/or Viskase Special Committee that could prevent or delay the Closing and/or result in the payment of damages following the Closing.
Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into business combination agreements or similar agreements. In connection with the execution of the Merger Agreement, it is possible that Enzon or Viskase stockholders may file Enzon Transaction Litigation or Viskase Transaction Litigation, respectively. Among other remedies, these stockholders could seek damages. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. The outcome of any litigation is uncertain, and any such potential lawsuits could prevent or delay the Closing and/or result in substantial costs to Enzon or Viskase. Any such actions may create uncertainty relating to the Merger and may be costly and distracting to Enzon and Viskase. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the Combined Company’s business, financial condition, results of operations and cash flows.
If a plaintiff is successful in obtaining an injunction prohibiting consummation of the Merger, then that injunction may delay or prevent the Merger from being completed. An adverse judgment could result in monetary damages, which could have a negative impact on Enzon’s ability to satisfy the Minimum Cash Condition at Closing. Currently, Enzon and Viskase are not aware of any securities class action lawsuits or derivative lawsuits being filed in connection with the Merger.
Additionally, under the terms of the Merger Agreement, Enzon and Viskase each agreed to control the defense, settlement or prosecution of any Enzon Transaction Litigation or Viskase Transaction Litigation, respectively, and to consult with the other party and to consider in good faith the other party’s advice with respect to such litigation. However, neither party may, nor may offer to, compromise, settle or come to an arrangement regarding any such litigation without the prior written consent of the other party (which consent shall not be unreasonably held, conditioned or delayed). Please see the section titled “The Merger — Litigation Relating to the Merger” in this prospectus/consent solicitation statement for further information regarding litigation related to the Merger.
Enzon may not be able to utilize its NOLs, certain credits and other tax attributes.
The Combined Company’s ability to utilize NOLs, certain credits, and other tax attributes to offset the Combined Company’s future taxable income and/or payment of taxes would be limited if the Combined Company experiences an “ownership change” within the meaning of Section 382 of the Code. An ownership change under Section 382 of the Code (“Section 382”) would establish an annual limitation to the amount of Enzon’s NOL carryforwards, certain credits, and other tax attributes that the Combined Company could utilize in any single year. Assuming the Combined Company has taxable income, it would potentially have higher cash tax obligations than if it were able to utilize Enzon’s NOLs, which could adversely affect the Combined Company’s financial condition, results of operations and cash flows, if that occurred.
Historically, Enzon has not been able to utilize most of its NOLs because Enzon has had minimal or no taxable income. However, the restrictions imposed by Section 382 of the Code, if applicable, could materially reduce or eliminate the future benefit of these NOL carryforwards even if the Combined Company has taxable income after the Merger. The loss of these tax benefits could be significant, and there can be no assurance that subsequent changes in the ownership of the Combined Company’s stock — whether through additional equity issuances, strategic transactions or other events — would not impose additional limitations on the Combined Company’s ability to use Enzon’s NOLs and other tax attributes. In addition, similar rules under state and foreign tax laws could further limit utilization of Enzon’s NOLs and other tax attributes.
Enzon’s accountants have performed an analysis under Section 382 of the Code, the results of which conclude, based on certain assumptions, that utilization of Enzon’s NOLs and certain other credit carryforwards should not be subject to an annual limitation under Section 382 of the Code. It is therefore intended that the Merger, pursuant to the terms of the Merger Agreement, as amended by the Merger Agreement Amendment, should not limit Enzon’s NOL carryforwards and other tax attributes under Section 382 of the Code. However, Section 382 of the Code rules and the application of such rules to the Merger are complex and there is no assurance that Enzon’s view is correct. If such an ownership change is found to have occurred, the amount of the Combined Company’s taxable income that could be offset by Enzon’s pre-ownership change NOL carryforwards and other tax attributes would be severely limited. However, notwithstanding the foregoing, due to the existence of a valuation allowance for substantially all of the deferred tax assets for both Enzon and Viskase, the effect of having an ownership change under Section 382 of the Code may not be significant.
Enzon had previously adopted a Rights Agreement specifically designed to reduce the risk of an ownership change that would limit Enzon’s ability to use its NOL carryforwards. The Merger Agreement, however, requires that the Rights Agreement be terminated prior to the Merger becoming effective. Accordingly, on August 13, 2025, Enzon amended the Rights Agreement to set the Final Expiration Date as the close of business on September 30, 2025, and, again, amended the Rights Agreement on September 30, 2025 to set the Final Expiration Date as the close of business on December 31, 2025. Enzon anticipates amending the Rights Agreement to extend the Final Expiration Date beyond December 31, 2025. However, once the Rights Agreement terminates, Enzon will have no similar protections in place.
The Reverse Stock Split may have a potential negative impact on the Combined Company.
There can be no assurance that the total market capitalization of Combined Company Common Stock after the implementation of the Reverse Stock Split will be equal to or greater than the total market capitalization before the Reverse Stock Split or that the per share market price of Combined Company Common Stock following the Reverse Stock Split will increase in proportion to the reduction in the number of shares of Enzon Common Stock outstanding in connection with the Reverse Stock Split. Also, Enzon cannot assure you that the Reverse Stock Split would lead to a sustained increase in the trading price of Combined Company Common Stock. The trading price of Combined Company Common Stock may change due to a variety of other factors, including its ability to successfully accomplish its business goals, market conditions and the market perception of Enzon’s business. You should also keep in mind that the implementation of a reverse stock split does not have an effect on the actual or intrinsic value of Combined Company’s business or a stockholder’s proportional ownership in Enzon. However, should the overall value of Combined Company Common Stock decline after the proposed Reverse Stock Split, then the actual or intrinsic value of the shares of Combined Company Common Stock held by you will also proportionately decrease as a result of the overall decline in value.
Further, the liquidity of Combined Company Common Stock may be harmed by the proposed Reverse Stock Split given the reduced number of shares that would be outstanding after the Reverse Stock Split, particularly if the expected increase in stock price as a result of the Reverse Stock Split is not sustained. In addition, the proposed Reverse Stock Split may increase the number of stockholders who own odd lots (less than 100 shares) of Enzon Common Stock, creating the potential for such stockholders to experience an increase in the cost of selling their shares and greater difficulty effecting sales.
Risk Factors Relating to the Series C Exchange Offer
The Series C Exchange Offer may be terminated, cancelled or delayed.
Enzon reserves the right to extend the Series C Exchange Offer for any reason at all. Enzon also expressly reserves the right, at any time or from time to time, to amend the terms of the Series C Exchange Offer in any respect prior to the Series C Exchange Time. If Enzon makes a material change in the terms of the Series C Exchange Offer or the information concerning the Series C Exchange Offer, or waives a material condition of the Series C Exchange Offer, Enzon will promptly disseminate disclosure regarding the changes to the Series C Exchange Offer as required by law. In addition, Enzon will take steps to ensure that the Series C Exchange Offer remains open for the minimum number of days, as required by law, following the date Enzon disseminates disclosure regarding the changes. During any extension of the Series C Exchange Offer, shares of Enzon Series C Preferred Stock that were previously tendered for exchange pursuant to the Series C Exchange Offer and not validly withdrawn will remain subject to the Series C Exchange Offer. Enzon reserves the right, in Enzon’s sole and absolute discretion, to terminate the Series C Exchange Offer at any time prior to the Series C Exchange Time if any condition is not met. If the Series C Exchange Offer is terminated, no shares of Enzon Series C Preferred Stock validly tendered in the Series C Exchange Offer will be accepted for exchange and any such shares that have been tendered for exchange will be returned to the holder promptly after the termination at Enzon’s expense.
Even if the Series C Exchange Offer is completed, the Series C Exchange Offer may not be completed on the schedule described in this prospectus/consent solicitation statement. The Series C Exchange Offer may be delayed by a waiver of certain of the conditions of the Series C Exchange Offer. The Series C Exchange Offer may also be delayed if the Merger is not approved by written consent of Enzon stockholders. Accordingly, holders of Enzon Series C Preferred Stock participating in the Series C Exchange Offer may have to wait longer than expected to receive their consideration.
We may choose to waive certain of the conditions of the Series C Exchange Offer that we are permitted by law to waive.
The consummation of the Series C Exchange Offer is subject to, and conditioned upon, the satisfaction or waiver of certain conditions. Please see the section titled “The Series C Exchange Offer — Conditions of the Series C Exchange Offer” in this prospectus/consent solicitation statement for further information regarding these conditions. Certain of these conditions may be waived by Enzon in whole or in part at any time or from time to time in our sole discretion, in accordance with law. Accordingly, Enzon may elect to waive certain conditions to allow the Series C Exchange Offer to close, notwithstanding the fact that one (1) or more conditions may not have been satisfied.
We have not obtained a third-party determination that the Series C Exchange Offer is fair to holders of Enzon Series C Preferred Stock.
None of Enzon, the Enzon Board, the Exchange Agent or any Affiliate of any of the foregoing nor any other Person is making any recommendation as to whether you should tender your Enzon Series C

Preferred Stock in the Series C Exchange Offer. Enzon has not authorized any Person to make such a recommendation. Enzon has not retained, and does not intend to retain, any unaffiliated Representative to act solely on behalf of the holders of Enzon Series C Preferred Stock for purposes of negotiating the Series C Exchange Offer or preparing a report concerning the fairness of the Series C Exchange Offer. You must make your own independent decision regarding your participation in the Series C Exchange Offer.
In the future, we may acquire shares of Enzon Series C Preferred Stock that are not accepted in the Series C Exchange Offer for consideration different than that in the Series C Exchange Offer.
In the future and prior to the Closing, Enzon may acquire shares of Enzon Series C Preferred Stock that are not accepted in the Series C Exchange Offer through redemptions permitted at any time under the terms of the Series C Preferred Stock or such other means as Enzon deems appropriate. Any such acquisitions will occur upon the terms and at the prices as Enzon may determine in Enzon’s discretion, based on factors prevailing at the time, which may be greater or less than the value of the Enzon Common Stock being exchanged for the Enzon Series C Preferred Stock in the Series C Exchange Offer and could be for cash or other consideration.
Risk Factors Relating to Enzon’s Business
Raising additional capital would cause dilution to Enzon’s existing stockholders and may adversely affect the rights of existing stockholders.
Enzon may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations, and strategic and licensing arrangements. To the extent that Enzon raises additional capital through the issuance of equity or otherwise, including through additional preferred stock or convertible debt securities, the ownership interest of Enzon’s stockholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of Enzon’s stockholders. Future sales of Enzon Common Stock or of securities convertible into Enzon Common Stock, or the perception that such sales may occur, could cause immediate dilution and adversely affect the value of Enzon Common Stock.
Risk Factors Relating to Enzon’s Common Stock
Enzon Common Stock ranks junior to the Enzon Series C Preferred Stock with respect to dividends and liquidation rights, and certain holders will have redemption rights in connection with a change of control.
Pursuant to the Series C Exchange Offer, Enzon Series C Preferred Stock is expected to be converted to Enzon Common Stock. Prior to the consummation of the Series C Exchange Offer, Enzon Series C Preferred Stock has rights and preferences that are senior to those of Enzon Common Stock. With respect to the payment of cash dividends and amounts payable in the event of a liquidation, dissolution or winding up of Enzon, the Series C Preferred Stock ranks senior to Enzon Common Stock. As a result, unless full dividends have been paid or set aside for payment on all outstanding shares of Series C Preferred Stock, no cash dividends may be declared or paid on Enzon Common Stock. Enzon’s ability to pay dividends in the future will depend on a number of factors, including the Combined Company’s financial condition, available cash, future revenues (including any royalties or milestone payments), the successful execution of its business strategy and its ability to manage expenses. There can be no assurance that Enzon will declare or pay any dividends on Enzon Common Stock in the foreseeable future.
In the event of Enzon’s voluntary or involuntary liquidation, dissolution or winding up, no distribution of assets may be made to holders of Enzon Common Stock until the holders of Series C Preferred Stock have received the full Liquidation Preference of $1,102 per share, as of September 30, 2025, plus any additional accrued and unpaid dividends.
In addition, the holders of Series C Preferred Stock will have the right to demand redemption of their shares in the event of a change of control. Although the Merger Agreement contemplates the IEH Share Exchange, any shares of Series C Preferred Stock not exchanged pursuant to the Series C Exchange Offer will retain their senior rights and preferences. If any such holders exercise their redemption rights in connection with the Merger or a subsequent change of control, Enzon will be required to use a portion of its available cash to satisfy such obligations, which could limit or eliminate the availability of cash for dividends on Enzon Common Stock. In addition, following the Merger, the board of directors of the Combined Company could determine to redeem any remaining outstanding shares of Series C Preferred Stock which could require a significant amount of cash and have an adverse effect on the Combined Company’s consolidated financial condition, results of operations and cash flows.
The market price of Enzon Common Stock has historically been volatile and may decline significantly if the Combined Company is unable to execute its strategic objectives.
Historically, the market price of Enzon Common Stock has fluctuated over a wide range due to a variety of factors, including company-specific developments, global and industry-wide conditions and broader economic events. These fluctuations have been exacerbated by the fact that a small number of stockholders collectively hold a majority of outstanding Enzon Common Stock, resulting in a limited public float and relatively low trading volume on the OTCQB, where Enzon Common Stock is quoted.
Following the Merger, the value of Enzon Common Stock may be affected by the Combined Company’s ability to generate revenue, monetize its remaining assets (including its net operating losses), manage integration risks and address any unexpected liabilities or expenses. If the Combined Company is unable to execute its business strategy or complete future acquisitions or investments, the market price of Enzon Common Stock could decline significantly.
In addition, any future financing transactions may involve the issuance of Enzon Common Stock or securities convertible into or exercisable for Enzon Common Stock at prices below the then-current market price. Such financings may also include warrants or other instruments with conversion or exercise prices that are calculated at a discount to the market price at the time of issuance, which could result in further dilution and downward pressure on the stock price.
Enzon Common Stock is quoted on the OTCQB market, which has limited trading volume and liquidity, and stockholders may have difficulty selling their shares.
On August 11, 2025, Enzon was notified by the OTCQX Markets Group (the “OTCQX”), the marketplace for over-the-counter trading of its stock, that it no longer met the standards for continued qualification for the OTCQX, in that its stock bid price had fallen below $0.10 per share for 30 consecutive calendar days. On August 12, 2025, Enzon Common Stock began trading on the OTCQB tier of the OTCQB Market. The quotation of Enzon Common Stock on the OTCQB does not assure that a liquid trading market exists or will develop. Securities traded on the OTCQB generally experience limited trading volume and wider bid/ask spreads compared to securities listed on national exchanges. In addition, many institutional investors have investment policies that restrict or prohibit trading in OTCQB securities, which may further reduce market participation.
As a result, investors may find it difficult to dispose of their shares of Enzon Common Stock or to obtain accurate quotations of its market price. This limited liquidity may adversely affect the market price of Enzon Common Stock and increase its volatility. Enzon does not currently meet, and is not expected to meet in the future, the listing standards of any national securities exchange. Accordingly, investors must be prepared to bear the economic risk of holding Enzon Common Stock for an indefinite period of time.
In the future, Enzon Common Stock could become subject to the “penny stock” rules under the Exchange Act, which impose additional disclosure and suitability requirements on broker-dealers and could further impair the liquidity and marketability of the stock.
Following the Effective Time, the name of the Combined Company will be “Viskase Holdings, Inc.” and the common stock of the Combined Company will be quoted and traded on the “OTCQB” tier of OTC under new ticker symbol “[•]”.
The declaration of dividends on Enzon Common Stock is at the discretion of the Enzon Board and is subject to limitations under Delaware law and the rights of holders of Series C Preferred Stock.
The declaration and payment of dividends on Enzon Common Stock is within the discretion of the Enzon Board and is subject to applicable limitations under Delaware corporate law. In addition, the Series C

Preferred Stock ranks senior to Enzon Common Stock with respect to dividends and liquidation rights. As a result, Enzon may not declare or pay any cash dividends on its Common Stock unless all accrued and unpaid dividends on the Series C Preferred Stock have been paid in full or set aside for payment.
Enzon’s ability to pay dividends in the future will depend on a number of factors, including the Combined Company’s financial condition, available cash, future revenues (including any royalties or milestone payments), the successful execution of its business strategy and its ability to manage expenses. There can be no assurance that Enzon will declare or pay any dividends on Enzon Common Stock in the foreseeable future, or that, if declared, such dividends will be liquid or readily accessible to Enzon’s stockholders.
Anti-takeover provisions in the Enzon Organizational Documents and under Delaware corporate law may discourage or delay a change in control, even if such a transaction would be beneficial to stockholders.
Provisions of the Enzon Organizational Documents, as well as provisions of the DGCL, could have the effect of discouraging, delaying or preventing a change in control of Enzon, even if such a transaction might be beneficial to stockholders.
These anti-takeover provisions include, among others:
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lack of a provision for cumulative voting in the election of directors;

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the ability of the Enzon Board to authorize issuance of “blank check” preferred stock to increase the number of outstanding shares and thwart a takeover attempt;

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advance notice requirements for nominations for election to the Enzon Board or for proposing matters to be acted upon at stockholder meetings;

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the ability of the board of directors of the Combined Company to adopt a rights agreement; and

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limitations on the ability of stockholders to call special meetings.

In addition, the significant ownership of Enzon Common Stock and Series C Preferred Stock by the IEH Parties, may further discourage or prevent a third party from acquiring control of Enzon. As of [•], 2026, the IEH Parties Beneficially Own approximately [48.6]% of the issued and outstanding shares of Enzon Common Stock and [98.2]% of the issued and outstanding shares of Enzon Series C Preferred Stock. Following the Merger, it is expected that the IEH Parties will Beneficially Own approximately from [•]% to [•]% of the outstanding shares of the Combined Company Common Stock, depending on the amount of Enzon Series C Preferred Stock that is exchanged for shares of Enzon Common Stock. These provisions and ownership concentrations may also limit the ability of stockholders to influence corporate matters and could adversely affect the market price of Enzon Common Stock.
Following the Merger, the anti-takeover provisions of the Combined Company will be those set forth in the Enzon Organizational Documents. Please see the section titled “Comparison of Stockholder Rights” in this prospectus/registration statement for further information.
Risk Factors Relating to the Series C Preferred Stock
In the event of a dissolution, liquidation or winding up of Enzon, Enzon may not be able to satisfy its obligations to holders of Series C Preferred Stock.
The Series C Preferred Stock ranks senior to Enzon Common Stock. In the event of any dissolution, liquidation, winding up or change of control of Enzon, may not be able to make distributions or payments in full to all the holders of the Series C Preferred Stock or, if requested by such holders upon a change of control, to redeem the Series C Preferred Stock, in which case holders of the Series C Preferred Stock could lose some or all of the entire value of their investment. Although Enzon will seek maximum participation of the holders of Series C Preferred Stock in the Series C Exchange Offer, the Series C Exchange Offer may not be accepted by all holders of Series C Preferred Stock. If few or no such holders elect to participate in the Series C Exchange Offer, the aggregate Liquidation Preference of the remaining Series C Preferred Stock could materially impact the satisfaction of the Minimum Cash Condition, which is a condition to Closing.

Dividends on the Series C Preferred Stock may be paid either in cash or be paid in kind by increasing the liquidation value of the shares of Series C Preferred Stock.
The terms of the Series C Preferred Stock allow dividends on the shares of Series C Preferred Stock to be paid either in cash or in kind by increasing the liquidation value of the shares of Series C Preferred Stock and, therefore allow the repayment of the principal and accrued dividends on the Series C Preferred Stock to be deferred until the earliest of the redemption of the Series C Preferred Stock or upon Enzon’s dissolution, liquidation or winding up. Enzon may not have enough capital to repay the full amount of the principal and accrued dividends when the payment of principal and accrued dividends on the Series C Preferred Stock becomes due.
The Series C Preferred Stock is equity and is subordinate to Enzon’s existing and future indebtedness and other liabilities and holders’ interests may be diluted by future preferred stock issuances.
Shares of the Series C Preferred Stock represent equity interests and do not constitute indebtedness. As such, it ranks junior to all of Enzon’s indebtedness and other non-equity claims of creditors with respect to assets available to satisfy its claims, including in Enzon’s liquidation, dissolution or winding up. Unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock such as the Series C Preferred Stock, dividends are payable only if declared by the Enzon Board (or a duly authorized committee thereof), and may be subject to restrictions under future debt agreements or other contractual arrangements.
In addition, subject to the limitations of Delaware law and the Enzon Charter, the Enzon Board is authorized to issue additional shares of preferred stock in such classes or series as the Enzon Board may determine and to establish from time to time the number of shares of preferred stock to be included in any such class or series. The issuance of additional shares of Series C Preferred Stock or additional shares of preferred stock designated as ranking on parity with the Series C Preferred Stock would dilute the interests of the holders of shares of the Series C Preferred Stock, and the issuance of shares of any class or series of our capital stock expressly designated as ranking senior to the Series C Preferred Stock or the incurrence of additional indebtedness could affect our ability to pay distributions on, redeem or pay the Liquidation Preference on the Series C Preferred Stock.
Holders of Series C Preferred Stock have no voting rights.
Except as otherwise required by applicable law, holders of Series C Preferred Stock do not have voting rights and are not entitled to vote on matters submitted to Enzon’s stockholders. As a result, all corporate matters requiring stockholder approval are determined by the vote of holders of Enzon Common Stock. Holders of Series C Preferred Stock have no ability to influence the outcome of such matters and may be adversely affected by decisions made by the holders of Common Stock.
There is no public market for the Series C Preferred Stock.
There is no established public trading market for the Series C Preferred Stock, and Enzon does not expect a market to develop. Enzon does not intend to apply for listing of the Series C Preferred Stock on any securities exchange or recognized trading system. As a result, holders of Series C Preferred Stock may be unable to resell their shares or may only be able to do so at an unfavorable price and after a prolonged period, if at all.
Holders of Series C Preferred Stock may be adversely affected by the terms and execution of the Series C Exchange Offer and the Merger.
In connection with the proposed Merger, Enzon intends to convert outstanding shares of its Series C Preferred Stock into shares of Enzon Stock through the Series C Exchange Offer. The IEH Parties, who collectively hold [39,277] shares of Series C Preferred Stock — representing approximately [98.2]% of the total outstanding Series C Preferred Stock — have already committed to exchange their shares pursuant to the IEH Support Agreement.
As a result, the Series C Exchange Offer may proceed even if other Series C holders do not participate. The Series C Exchange Offer is based on a formula that includes a volume-weighted average price of Enzon

Common Stock, which may not reflect the fair market value of the Series C Preferred Stock or its Liquidation Preference. Holders who do not participate may be left with a less liquid or less valuable security, particularly if the Series C Preferred Stock is no longer supported by a trading market or if its rights are subordinated or otherwise impaired following the Merger. Under the terms of the Enzon Series C Preferred Stock, following the Merger, Enzon may, and at this time intends to, redeem any outstanding shares of Enzon Series C Preferred Stock for a cash amount equal to the aggregate Liquidation Preference of such shares, but Enzon may elect not to proceed with such redemption in its sole discretion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this prospectus/consent solicitation statement may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including, without limitation: (i) the risk that the conditions to the Closing of the Merger are not satisfied, including the failure to obtain the necessary approvals for the Merger; (ii) uncertainties as to the timing of the consummation of the Merger, including timing for satisfaction of the closing conditions, and the ability of each of Enzon and Viskase to consummate the Merger; (iii) the possibility that other anticipated benefits of the Merger will not be realized, including, without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the Combined Company’s operations, and the anticipated tax treatment of the Merger; (iv) potential litigation relating to the Merger that could be instituted against Enzon, Viskase or their respective officers or directors, including the effects of any outcomes related thereto; (v) possible disruptions from the Merger that could harm Enzon’s or Viskase’s respective businesses; (vi) the risk that the Combined Company will be unable to successfully integrate Viskase’s corporate functions and infrastructure with Enzon’s similar functions; (vii) the ability of Viskase to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the Merger; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the Merger that could affect Enzon’s or Viskase’s financial performance; (x) certain restrictions during the pendency of the Merger that may impact Enzon’s or Viskase’s ability to pursue certain business opportunities or strategic transactions; (xi) the Exchange Ratio and relative ownership levels as of the Closing; (xii) estimates regarding future revenue, expenses and capital requirements following the Closing; (xiii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger; (xiv) legislative, regulatory and economic developments; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, trade wars or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; (xvi) global economic, political, legislative, regulatory and market conditions (including competitive pressures), trade policies, trade wars, inflation and foreign currency exchange rate fluctuations around the world and the impact of war and other conflicts around the world; (xvii) Viskase’s fiscal stability and ability to continue as a going concern, including Viskase’s ability to obtain funds to pay its expenses and repay indebtedness; (xviii) the potential for further deterioration in the Viskase business and Viskase’s financial condition, which could materially and adversely impact its ability to carry out its business plans, meet its obligations or realize the anticipated benefits of the Merger and (xix) such other risks and uncertainties, including those that are set forth in the section entitled “Risk Factors” in this prospectus/consent solicitation statement, in Enzon’s periodic public filings with the SEC and in Viskase’s annual and quarterly reports posted to Viskase’s website.
Although Enzon and Viskase believe that Enzon’s and Viskase’s plans, intentions, expectations, strategies and prospects as reflected in or suggested by these forward-looking statements are reasonable, neither Enzon nor Viskase can give any assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a number of risks, uncertainties and assumptions, including, without limitation, those risks and uncertainties described in the section titled “Risk Factors” in this prospectus/consent solicitation statement. While the lists of factors presented here and in the section titled “Risk Factors” in this prospectus/consent solicitation statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Enzon or Viskase’s consolidated financial condition, results of operations, credit rating or liquidity or those of the Combined Company.
Neither Enzon nor Viskase assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. You should not, therefore, rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus/consent solicitation statement.
By referring to Enzon’s website and Viskase’s website, neither Enzon nor Viskase incorporate any such website or its contents into this prospectus/consent solicitation statement.

ENZON SOLICITATION OF WRITTEN CONSENT
Executing Consents
If you are a holder of Enzon Common Stock, you may execute a written consent with respect to such stock to approve the Reverse Stock Split Proposal and the Merger Proposal (which is equivalent to a vote “FOR” the Reverse Stock Split Proposal and the Merger Proposal) or disapprove, or withhold consent with respect to, the Reverse Stock Split Proposal and the Merger Proposal (which is equivalent to a vote “AGAINST” the Reverse Stock Split Proposal and the Merger Proposal). If you do not execute and return your written consent, or otherwise withhold your written consent, it will have the same effect as voting against the Reverse Stock Split Proposal and the Merger Proposal. The Enzon Board has set [•] [a.m./p.m.], Eastern Time, on [•], 2026, as the target date for the receipt of written consents. Please return your written consent promptly. Once a sufficient number of consents to adopt the Enzon Proposals has been received, the consent solicitation will conclude.
Consent Required
Approval of each of the Reverse Stock Split Proposal and the Merger Proposal requires the execution and delivery to Enzon of a written consent by the holders of a majority of the outstanding shares of Enzon Common Stock.
Consent Record Date; Stockholders Entitled to Consent
Only holders of Enzon Common Stock of record as of the close of business on the Enzon Record Date will be entitled to execute and deliver a written consent with respect to the Reverse Stock Split Proposal and the Merger Proposal, including the Merger Proposal and the Reverse Stock Split Proposal. Under the Enzon Charter and the Delaware General Corporation Law (the “DGCL”), each holder of Enzon Common Stock as of the Consent Record Date is entitled to one (1) vote per share.
IEH Support Agreement
Concurrently with the execution of the Merger Agreement, the IEH Parties, who, in the aggregate, as of [•], Beneficially Own approximately [48.6] % of the issued and outstanding shares of Enzon Common Stock and [98.2] % of the issued and outstanding shares of Enzon Series C Preferred Stock, entered into the IEH Support Agreement with Enzon and Viskase, pursuant to which, immediately prior to the Closing, each IEH Party shall deliver to Enzon each share of Enzon Series C Preferred Stock Beneficially Owned by such IEH Party, and Enzon shall, in exchange therefor, deliver to the IEH Parties a number of shares of Enzon Common Stock equal to (i) the aggregate Liquidation Preference of the shares of Enzon Series C Preferred Stock Beneficially Owned by such IEH Party, divided by (ii) the Enzon 20-Day VWAP, in each case, on the terms and conditions set forth in the IEH Support Agreement. The Enzon 20-Day VWAP is $0.08 per share of Enzon Common Stock, which after giving effect to the Reverse Stock Split of 1 for 100, will be adjusted to $7.83. Enzon will use commercially reasonable efforts to consummate the IEH Share Exchange in accordance with the terms of the IEH Support Agreement.
Enzon is soliciting stockholder approval for an amendment to the Enzon Charter to, among other things, effect a consolidation of the issued and outstanding shares of Enzon Common Stock, pursuant to which the shares of Enzon Common Stock would be combined and reclassified at a ratio of 1 for 100. The delivery of the written consents of the holders of more than 50.0% of the outstanding shares of Enzon Common Stock will constitute receipt by Enzon of the requisite Enzon Stockholder Approval.
The IEH Parties are obligated to vote or cause to be voted all shares of Enzon Common Stock and Enzon Series C Preferred Stock, as applicable, Beneficially Owned by such IEH Parties against any (i) Enzon Acquisition Proposal, (ii) amendment to the Enzon Organizational Documents that would impede or adversely affect the Merger or other transactions contemplated by the Merger Agreement (except as otherwise contemplated by the Merger Agreement) and (iii) other action or transaction involving Enzon that is intended or reasonably expected to impede or adversely affect the Merger, the Reverse Stock Split or other transactions contemplated by the Merger Agreement; provided that the foregoing clauses (i)-(iii) will not apply to any transaction, proposal or action that is the subject of an Enzon Adverse Recommendation Change made in accordance with the Merger Agreement that has not been rescinded.
Solicitation of Consents; Expenses
The Enzon Board is soliciting consents from holders of Enzon Common Stock with respect to the Reverse Stock Split Proposal and the Merger Proposal. The expense of preparing, printing and mailing these consent solicitation materials is being borne by Enzon. Enzon has engaged HKL as a consent solicitor. HKL will receive reasonable and customary compensation for its services. Enzon estimates that it will pay HKL a fee of approximately $40,000, plus reasonable out-of-pocket expenses. Upon request, Enzon will reimburse brokerage firms, banks or other nominees for their reasonable charges and expenses to forward the consent solicitation materials to the Enzon stockholders in accordance with the applicable rules. In addition to the mailing of these consent solicitation materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by Enzon’s directors, officer or Affiliates, who will not receive any additional compensation for such solicitation activities.
Submission of Consents
If you hold shares of Enzon Common Stock at the close of business on the Enzon Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it and promptly return it to Enzon on or before [•], 2026. Once you have completed, dated and signed the written consent, you may deliver your executed consent to Enzon c/o Continent Stock Transfer & Trust Company, 1 State Street Plaza, 30th Floor, New York, New York 10004. Enzon recommends that you also email a .pdf copy of your written consent to Enzon’s consent solicitor, HKL, at enzn@hklco.com.
The delivery of the written consents of the holders of more than 50.0% of the outstanding shares of Enzon Common Stock will constitute receipt by Enzon of the requisite Enzon Stockholder Approval, and therefore a failure to deliver a written consent, as well as the delivery, change or revocation of a written consent, by any other Enzon stockholder after the delivery by the holders of more than 50.0% of the outstanding shares of Enzon Common Stock of their written consent will not have any effect on the approval of the Merger Proposal and the Reverse Stock Split Proposal.
Recommendations of the Enzon Special Committee and the Enzon Board of Directors
The Enzon Special Committee unanimously, among other things, (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Enzon and its stockholders, without regard to the IEH Parties, and (ii) recommended that the Enzon Board (A) approve the Merger Agreement and the transactions contemplated thereby, including the Reverse Stock Split, and (B) recommend that the Enzon stockholders entitled to vote thereon approve the Reverse Stock Split Proposal and the Merger Proposal. Upon the unanimous recommendation of the Enzon Special Committee, the Enzon Board unanimously, among other things, (1) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Enzon and its stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Reverse Stock Split, and (3) recommended that the holders of Enzon Common Stock entitled to vote thereon approve the Reverse Stock Split Proposal and the Merger Proposal.
Please see the section titled “Interests of Executive Officers and Directors in the Merger” in this prospectus/consent solicitation statement for further information regarding the Enzon Special Committee and the Enzon Board in approving the Merger Agreement.
Other Information
The Reverse Stock Split Proposal and the Merger Proposal are of great importance to Enzon stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference to this prospectus/consent solicitation statement and, with respect to your shares of Enzon Common Stock, fill out the enclosed written consent, date and sign it, and promptly deliver your executed consent to Enzon c/o Continental Stock Transfer & Trust Company, 1 State Street Plaza,

30th Floor, New York, New York 10004. Enzon recommends that you also email a .pdf copy of your executed written consent to Enzon’s consent solicitor, HKL, at enzn@hklco.com.
This prospectus/consent solicitation statement describes the Reverse Stock Split Proposal and the Merger Proposal and the actions to be taken in connection with the Reverse Stock Split Proposal and the Merger Proposal and provides additional information about the parties involved, the Merger Agreement and the agreements entered into in connection with the Merger. Please give this information your careful attention. In particular, please see the section titled “Risk Factors” in this prospectus/consent solicitation statement for further information. The Merger Agreement is included as Annex A in this prospectus/consent solicitation statement and the Merger Agreement Amendment is included as Annex A-1 in this prospectus/consent solicitation statement.
The Enzon Board unanimously recommends that the holders of Enzon Common Stock entitled to vote deliver a written consent “FOR” the Reverse Stock Split Proposal and the Merger Proposal.
Please complete, date and sign the written consent furnished with the accompanying prospectus/consent solicitation statement and return it promptly to Enzon by one (1) of the means described in the section titled “Enzon Solicitation of Written Consents” and following the instructions described therein.

PARTIES TO THE MERGER
Enzon
Enzon is positioned as a public company acquisition vehicle that has sought to become an acquisition platform. Enzon is a Delaware corporation with its principal executive offices located at 20 Commerce Drive, Suite 135, Cranford, New Jersey 07016, and its telephone number at such address is (732) 980-4500.
Enzon Common Stock is currently quoted on the “OTCQB Tier” of the OTC market under the symbol “ENZN.”
Merger Sub
Merger Sub is a wholly owned Subsidiary of Enzon, incorporated in Delaware solely for the purpose of consummating the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger. The principal executive offices of Merger Sub are located c/o Enzon Pharmaceuticals, Inc., 20 Commerce Drive, Suite 135, Cranford, New Jersey 07016, and its telephone number at such address is (732) 980-4500.
At the Effective Time, Merger Sub will merge with and into Viskase, with Viskase surviving the Merger as a wholly owned Subsidiary of Enzon, and the separate corporate existence of Merger Sub will cease. Promptly thereafter, Viskase will convert into a limited liability company under Delaware law.
Viskase
Viskase, together with its Subsidiaries, is a producer of non-edible cellulosic, fibrous and plastic casings used to prepare and package processed meat products and provides value-added support services relating to these products for some of the largest global consumer product companies. Viskase operates nine (9) manufacturing facilities in North America, Europe, South America and Asia, and, as a result, is able to sell its products in nearly one hundred countries throughout the world.
Viskase is a Delaware corporation with its principal executive offices located at 333 East Butterfield Road, Suite 400, Lombard, Illinois 60148, and its telephone number at such address is (630) 874-0700.
Viskase stock is currently quoted on the “OTC Pink” tier of the OTC under the symbol “VKSC.”

ENZON PROPOSAL 1: APPROVAL OF THE REVERSE STOCK SPLIT
Enzon is asking the holders of Enzon Common Stock to approve the Proposed Charter Amendment of Enzon to effect a consolidation of the issued and outstanding shares of Enzon Common Stock, pursuant to which the shares of Enzon Common Stock would be combined and reclassified at a ratio of 1 for 100 (such proposal, the “Reverse Stock Split Proposal”). If the Reverse Stock Split Proposal is approved by Enzon stockholders, Enzon intends to take all actions necessary to effectuate the Reverse Stock Split immediately prior to the Effective Time.
The Reverse Stock Split, if approved by the holders of Enzon Common Stock, would become effective at the time and date set forth in a certificate of amendment to the Enzon Charter to be filed with the Secretary of State of the State of Delaware.
Concurrently with the execution of the Merger Agreement, the IEH Parties, which hold approximately [48.6]% of the issued and outstanding Enzon Common Stock as of [•], 2026, entered into the IEH Support Agreement, as amended by the IEH Support Agreement Amendment, with Enzon and Viskase, pursuant to which the IEH Parties agreed to, among other things, deliver written consents with respect to all of the issued and outstanding shares of Enzon Common Stock held by the IEH Parties approving the Reverse Stock Split, subject to certain exceptions. Accordingly, assuming delivery of written consents from the IEH Parties pursuant to the terms of the IEH Support Agreement, written consents with respect to [1,050,666] shares of Enzon Common Stock will be needed to approve the Enzon Proposals.
Enzon stockholders should carefully read this prospectus/consent solicitation statement in its entirety, including the annexes and exhibits, for more detailed information concerning the Reverse Stock Split. In particular, Enzon stockholders are directed to the copy of the proposed form of certificate of amendment to the Enzon Charter, which is attached as Exhibit B to the Merger Agreement Amendment, which is attached as Annex A-1 to this prospectus/consent solicitation statement.
The consummation of the Merger is conditioned on the approval of the Reverse Stock Split Proposal and the consummation of the Reverse Stock Split by Enzon.
The Enzon Board established the Enzon Special Committee consisting of only independent and disinterested directors to, among other things, analyze, evaluate and oversee the Reverse Stock Split. The Enzon Board, upon the unanimous recommendation of the Enzon Special Committee, unanimously approved the Reverse Stock Split Proposal for the following reasons:
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each of the Enzon Board and the Enzon Special Committee believes that a higher stock price may help generate investor interest in Enzon and ultimately the Combined Company, and help Enzon attract and retain employees; and

•
each of the Enzon Board and the Enzon Special Committee believes that the Reverse Stock Split helps rationalize the number of outstanding shares of Combined Company Common Stock following the issuance to the holders of Viskase Common Stock, holders of Enzon Common Stock and holders of Enzon Series C Preferred Stock as a result of the Merger.

The Enzon Board and Enzon Special Committee have evaluated the Reverse Stock Split and have taken, into consideration negative factors associated with reverse stock splits. In particular, please see the section titled “Risk Factors Relating to the Transaction” in this prospectus/consent solicitation statement for further information about such negative factors.
Criteria Used for Decision to Apply the Reverse Stock Split
If the holders of Enzon Common Stock approve the Reverse Stock Split Proposal, the Enzon Board will be authorized to proceed with the Reverse Stock Split. In setting the appropriate ratio for the Reverse Stock Split, the parties considered, among other things, factors such as:
•
the historical trading prices and trading volume of Enzon Common Stock and Viskase Common Stock;

•
the number of shares of Combined Company Common Stock expected to be outstanding following the Effective Time;

•
the then-prevailing and expected trading prices and trading volume of Enzon Common Stock and Viskase Common Stock and the anticipated impact of the Reverse Stock Split on the trading market for Combined Company Common Stock; and

•
the number of shares of Enzon Common Stock that are authorized for issuance under the Enzon Charter.

Effect of the Reverse Stock Split
The Reverse Stock Split would be effected simultaneously for all outstanding shares of Enzon Common Stock and the Merger Consideration issued to the holders of Viskase Common Stock will take into account the Reverse Stock Split. The Reverse Stock Split would affect all of holders of Enzon Common Stock uniformly and would not change any holder of Enzon Common Stock’s percentage ownership interest in Enzon.
No fractional shares will be issued in connection with the Reverse Stock Split. Instead, any holder of Enzon Common Stock who would have been entitled to receive a fractional share as a result of the Reverse Stock Split will have the right to receive cash (without interest) in an amount equal to such fractional amount multiplied by the volume weighted averages of the trading prices of Enzon Common Stock on the “OTCQB” tier of the OTC (as reported by Bloomberg or, if not reported thereby, in another authoritative source mutually selected by Enzon and Viskase) on the five (5) consecutive Trading Days ending on (and including) the Trading Day that is two (2) Trading Days prior to the date of the Effective Time, rounded down to the nearest penny, in lieu of fractional shares. The Reverse Stock Split would not change the terms of the Enzon Common Stock or the Combined Company Common Stock. Following the Reverse Stock Split, Enzon would continue to be subject to the periodic reporting requirements of the Exchange Act.
With a Reverse Stock Split ratio of 1 for 100, the following table sets forth the number of shares of Enzon Common Stock that would be issued and outstanding giving effect to the Reverse Stock Split as of December 5, 2025.
	1 for 100 Reverse Stock Split
	Shares	% Ownership
Shares held by legacy Viskase common stockholders	7,915,136	55.0%
Shares held by IEH Parties underlying Enzon Series C Preferred Stock subsequent to IEH Share Exchange	5,630,234	39.1%
Shares held by legacy Enzon common stockholders	742,146	5.2%
Shares held by non-IEH Parties underlying Enzon Series C Preferred Stock subsequent to Series C Exchange Offer	103,640	0.7%
Total shares of Combined Company Common Stock	14,391,156	100.0%
Enzon’s directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in the Reverse Stock Split Proposal, except to the extent of their ownership in shares of Enzon Common Stock, which shares would be subject to the same proportionate adjustment in accordance with the terms of the Reverse Stock Split as all other outstanding shares of Enzon Common Stock.
Maintenance of Ownership Percentage.   If the Reverse Stock Split is approved and effected, each holder of Enzon Common Stock will own a reduced number of shares of Enzon Common Stock. This would affect all holders of Enzon Common Stock uniformly and would not affect any holder of Enzon Common Stock’s percentage ownership in Enzon, except to the extent that the Reverse Stock Split results in a holder of Enzon Common Stock owning a fractional share, as described below. The number of stockholders of record would not be affected by the Reverse Stock Split, except to the extent of fractional shares.
Voting Rights.   Proportionate voting rights and other rights of the holders of Enzon Common Stock would not be affected by the Reverse Stock Split, subject to the limitations and qualifications set forth in this discussion and to the note below regarding the receipt of an additional fraction of a share. For example, a holder of one percent (1%) of the voting power of the outstanding shares of Enzon Common Stock immediately prior to the Reverse Stock Split would continue to hold one percent (1%) of the voting power of the outstanding shares of common stock after the Reverse Stock Split.
Procedure for Effecting the Reverse Stock Split
If the holders of Enzon Common Stock approve the Reverse Stock Split, and if the Reverse Stock Split is to be effectuated in accordance with the Merger Agreement, prior to the Effective Time, Enzon will file the certificate of amendment effecting the Reverse Stock Split with the Secretary of State of the State of Delaware. Enzon intends to effectuate the Reverse Stock Split immediately prior to the Effective Time. The form of the proposed certificate of amendment to the Enzon Charter to effect the Reverse Stock Split is attached as Exhibit C of the Merger Agreement Amendment, which is attached as Annex A-1 to this prospectus/consent solicitation statement.
The combination of, and reduction in, the number of shares of outstanding Enzon Common Stock as a result of the Reverse Stock Split will occur automatically and without any action on the part of Enzon stockholders at the date and time set forth in the amendment to the Enzon Charter to effect the Reverse Stock Split following filing with the Secretary of State of the State of Delaware (the “Reverse Split Effective Time”). As soon as practicable after the Reverse Split Effective Time, Enzon’s transfer agent, Continental Stock Transfer & Trust Company, acting as Enzon’s “exchange agent” for purposes of implementing the exchange of stock certificates, will mail each holder of Enzon Common Stock of record a transmittal form accompanied by instructions specifying other details of the exchange. Upon receipt of the transmittal form, each stockholder should surrender the certificates representing Enzon Common Stock prior to the Reverse Stock Split in accordance with the applicable instructions. Each holder who surrenders certificates will receive new certificates representing the whole number of shares of Enzon Common Stock that he, she or it holds as a result of the Reverse Stock Split. New certificates will not be issued to any stockholder until such stockholder has surrendered his, her or its outstanding certificate(s) and submitted with the properly completed and executed transmittal form to the exchange agent. Certain of Enzon’s registered holders of Enzon Common Stock hold some or all of their shares electronically in book-entry form with Enzon’s transfer agent. If a stockholder holds registered shares in book-entry form with Enzon’s transfer agent, no action needs to be taken to receive post-Reverse Stock Split shares or payment in lieu of fractional shares, if applicable. If an Enzon stockholder is entitled to post-Reverse Stock Split shares, a transaction statement will automatically be sent to such Enzon stockholder’s address of record as of the Enzon Record Date indicating the number of shares of Enzon Common Stock held following the Reverse Stock Split.
If Enzon stockholder’s shares are held in “street name” at a brokerage firm, bank or other nominee, Enzon intends to treat such stockholder in the same manner as registered stockholders whose shares are registered in their names. Brokerage firms, banks or other nominees will be instructed to implement the exchange of shares required by the combination resulting from the Reverse Stock Split for their beneficial holders holding Enzon Common Stock in “street name.” However, these brokerage firms, banks or other nominees may have different procedures than registered stockholders for processing substitution of certificates, or book-entries, representing the former number shares of Enzon Common Stock for certificates, or book-entries, representing the reduced number of shares resulting from the combination. If an Enzon stockholder’s shares are held with a brokerage firm, bank or other nominee and if such stockholder has any questions in this regard, Enzon encourages such stockholder to contact his, her or its brokerage firm, bank or other nominee.
Any stockholder whose stock certificate has been lost, destroyed or stolen will be entitled to a new stock certificate only after complying with the requirements that Enzon and Enzon’s transfer agent customarily apply in connection with replacing lost, stolen or destroyed stock certificates.
No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any old certificate, except that if any new certificate is to be issued in a name other than that in which the old stock certificate(s) are registered, it will be a condition of such issuance that (i) the Person requesting such issuance must pay to Enzon any applicable transfer taxes or establish to Enzon’s satisfaction that such taxes have been paid or are not payable, (ii) the transfer complies with all applicable federal and state securities laws, and (iii) the surrendered stock certificate is properly endorsed and otherwise in proper form for transfer.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATES AND SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL FORM FROM ENZON’S TRANSFER AGENT.
Fractional Shares
No fractional shares will be issued in connection with the Reverse Stock Split. Instead, any holder of Enzon Common Stock who would have been entitled to receive a fractional share as a result of the Reverse Stock Split will have the right to receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the volume weighted averages of the trading prices of Enzon Common Stock on the “OTCQB” tier of the OTC (as reported by Bloomberg or, if not reported thereby, in another authoritative source mutually selected by Enzon and Viskase) on the five (5) consecutive Trading Days ending on (and including) the Trading Day that is two (2) Trading Days prior to the date of the Effective Time, rounded down to the nearest penny, in lieu of fractional shares.
No Appraisal Rights
No action is proposed herein for which the laws of the State of Delaware, or the Enzon Charter or the Enzon Bylaws, provide a right to the holders of Enzon Common Stock to dissent and obtain appraisal of, or payment for, such stockholders’ capital stock.
Accounting Matters
The Reverse Stock Split would not affect the par value of Enzon Common Stock per share, which would remain $0.01 par value per share, while the number of outstanding shares of Enzon Common Stock would decrease in accordance with the Reverse Stock Split ratio. As a result, as of the Reverse Stock Split Effective Time, the stated capital attributable to Enzon Common Stock on Enzon’s balance sheet would decrease and the additional paid-in capital account on Enzon’s balance sheet would increase by an offsetting amount. Following the Reverse Stock Split, reported per share net income or loss would be higher because there would be fewer shares of Enzon Common Stock outstanding and Enzon would adjust historical per share amounts set forth in Enzon’s future financial statements.
Vote Required and Enzon Board Recommendation
Approval of the Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Enzon Common Stock entitled to vote thereon.
The IEH Parties have agreed to deliver written consents with respect to all of the issued and outstanding shares of Enzon Common Stock held by the IEH Parties approving the Reverse Stock Split, subject to certain exceptions. As of the Enzon Record Date, IEH — through its control of the IEH Parties — Beneficially Owns approximately [48.6]% of the issued and outstanding shares of Enzon Common Stock. Please see the section titled “IEH Support Agreement” in this prospectus/consent solicitation statement for further information. Accordingly, assuming delivery of written consents from the IEH Parties pursuant to the terms of the IEH Support Agreement, written consents with respect to [1,050,666] shares of Enzon Common Stock will be needed to approve the Enzon Proposals.
The Enzon Board, acting upon the unanimous recommendation of the Enzon Special Committee, has unanimously recommended that holders of Enzon Common Stock entitled to vote deliver a written consent “FOR” the Reverse Stock Split Proposal. The consummation of the Merger is conditioned upon the approval of the Reverse Stock Split Proposal. Notwithstanding the approval of the Reverse Stock Split Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Reverse Stock Split Proposal will not be effected.
Abstentions and broker non-votes will have the same effect as delivering consents marked “WITHHOLD CONSENT” as to the Reverse Stock Split Proposal.

ENZON PROPOSAL 2: ADOPTION OF THE MERGER AGREEMENT
Enzon is asking the holders of Enzon Common Stock to adopt the Merger Agreement (the “Merger Proposal” and, together with the Reverse Stock Split Proposal, the “Enzon Proposals”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into Viskase, with Viskase surviving the Merger as a wholly owned Subsidiary of Enzon.
At the Effective Time, each share of Viskase Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Viskase Common Stock (i) held by Viskase as treasury shares, (ii) owned by Enzon, Merger Sub or a wholly owned Subsidiary of Viskase, Enzon or Merger Sub immediately prior to the Effective Time and (iii) Dissenting Viskase Shares) will be automatically converted into the right to receive a number of shares of Enzon Common Stock equal to the Exchange Ratio (such shares, the “Merger Consideration”). From and after the Effective Time, all shares of Viskase Common Stock converted into the right to receive the Merger Consideration will no longer be outstanding and will automatically be cancelled and will cease to exist.
Under the Exchange Ratio mechanics, and assuming that the Enzon Series C Preferred Stock is exchanged for Enzon Common Stock in full pursuant to the Series C Exchange Offer and the IEH Share Exchange, upon the Closing, (i) holders of Enzon Common Stock immediately prior to the Closing are expected to own approximately 5% of the Combined Company Common Stock, (ii) holders of Enzon Series C Preferred Stock are expected to own approximately 40% of the Combined Company Common Stock, and (iii) Viskase stockholders are expected to own 55% of the Combined Company Common Stock, subject to certain adjustments based upon the number of shares of Enzon Series C Preferred Stock exchanged for Enzon Common Stock by non-Affiliates of IEH, and depending on the liquidation value of the Series C Preferred Stock at the Closing Date.
Please see the section titled “The Merger — Enzon’s Reasons for the Merger; Recommendation of the Enzon Special Committee and the Enzon Board” in this prospectus/consent solicitation statement for further information on reasons for the proposed Merger.
Enzon stockholders should carefully read this prospectus/consent solicitation statement in its entirety, including the Annexes and exhibits, for more detailed information concerning the Merger Agreement and the Merger. In particular, Enzon stockholders are directed to the Merger Agreement, which is attached as Annex A to this prospectus/consent solicitation statement, and the Merger Agreement Amendment, which is attached as Annex A-1 to this prospectus/consent solicitation statement which, in each case, is incorporated by reference into this prospectus/consent solicitation statement.
The consummation of the Merger is conditioned on approval of the Merger Proposal and the Reverse Stock Split Proposal.
Vote Required and Enzon Board Recommendation
Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Enzon Common Stock entitled to vote thereon. Only the holders of Enzon Common Stock of record holding shares of Enzon Common Stock at the close of business on the record date of [•], 2026 (the “Enzon Record Date”) will be notified of and entitled to sign and deliver written consents with respect to the Enzon Proposals.
The IEH Parties have agreed to deliver written consents with respect to all of the issued and outstanding shares of Enzon Common Stock held by the IEH Parties approving the Merger Proposal, subject to certain exceptions. As of the Enzon Record Date, IEH — through its control of the IEH Parties — Beneficially Owns approximately [48.6]% of the issued and outstanding shares of Enzon Common Stock. Please see the section titled “IEH Support Agreement” in this prospectus/consent solicitation statement for further information regarding the IEH Support Agreement. Accordingly, assuming delivery of written consents from the IEH Parties pursuant to the terms of the IEH Support Agreement, written consents with respect to [1,050,666] shares of Enzon Common Stock will be needed to approve the Enzon Proposals.
The Enzon Board, acting upon the unanimous recommendation of the Enzon Special Committee, has unanimously recommended that holders of Enzon Common Stock entitled to vote deliver a written consent “FOR” the adoption of the Merger Proposal.
Abstentions and broker non-votes will have the same effect as delivering consents marked “WITHHOLD CONSENT” as to the Merger Proposal.

THE MERGER
The following describes certain material provisions of the Merger. This description may not contain all of the information that may be important to you. The discussion of the Merger in this prospectus/consent solicitation statement is qualified in its entirety by reference to the Merger Agreement (including all exhibits thereto), a copy of which is attached to this prospectus/consent solicitation statement as Annex A, the Merger Agreement Amendment, a copy of which is attached to this prospectus/consent solicitation statement as Annex A-1, the IEH Support Agreement, a copy of which is attached to this prospectus/consent solicitation statement as Annex B and the IEH Support Agreement Amendment, a copy of which is attached to this prospectus/consent solicitation statement as Annex B-1. This summary does not purport to be complete and may not provide all of the information about the Merger that may be important to you. We encourage you to read carefully this entire prospectus/consent solicitation statement, including the Annexes and Exhibits thereto, and the documents incorporated by reference therein, for a more complete understanding of the Merger and the documents incorporated by reference. This section is also not intended to provide you with any factual information about Enzon or Viskase. Such information can be found elsewhere in this prospectus/consent solicitation statement and in the public filings Enzon and Viskase make with the SEC, as described in the sections titled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus/consent solicitation statement.
General Description of the Merger
Under the terms of the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into Viskase, with Viskase surviving the Merger as a wholly owned Subsidiary of Enzon. Viskase will then be converted into a limited liability company, following which Viskase will be a disregarded entity for tax purposes, and its profits and losses will flow up to Enzon.
Background of the Merger
The management and boards of directors of Enzon and Viskase, together with Representatives of IEH, a significant stockholder of Enzon and Viskase, regularly review the performance, strategy, competitive position, liquidity position, opportunities and prospects of their respective businesses. These reviews are conducted in the context of prevailing business and economic conditions, as well as ongoing developments within their respective industries. As part of these ongoing evaluations, the parties have periodically considered potential strategic combinations and acquisition opportunities.
The following chronology summarizes certain key meetings and events that led to the signing of the Merger Agreement, the Merger Agreement Amendment and the related transaction documents. This summary is not intended to capture every discussion or interaction among members of the Enzon Board, the Enzon Special Committee, Enzon’s management, the Viskase Board, the Viskase Special Committee, Viskase’s management, IEH or any of its Affiliates or any of their respective financial, legal or other advisors. Except as stated otherwise, all dates and times discussed in this “Background of the Merger” are reflective of Eastern Time.
All descriptions solely related to the activities of Viskase, the Viskase Board, the Viskase Special Committee, Viskase management or any of their respective financial advisors, legal advisors or other Representatives on September 26, 2024, October 9, 2024, November 5, 2024, November 13, 2024, November 18, 2024, November 26, 2024, November 27, 2024, the paragraph following the November 27, 2024 paragraph, the period beginning January 3, 2025, January 17, 2025, January 25, 2025, February 27, 2025, February 28, 2025, the period from March 1, 2025 to March 2, 2025, March 3, 2025, the period from March 3, 2025 to March 11, 2025, March 24, 2025, April 23, 2025 (solely as to the meeting of the Viskase Special Committee), April 26, 2025 (solely as to the meeting of the Viskase Special Committee), May 2, 2025 (solely as to the meeting of the Viskase Special Committee), June 19, 2025, September 9, 2025 (solely as to the meeting of the Viskase Special Committee), September 11, 2025 (solely as to the meeting of the Viskase Special Committee), September 16, 2025 (solely as to the meeting of the Viskase Special Committee), October 22, 2025 and October 23, 2025, are based solely on information provided by Viskase. Enzon has relied on Viskase to provide such information and has not independently verified the information in this section provided by Viskase. Enzon has also relied on Viskase’s representations and warranties relating to such information in the Merger Agreement.

Enzon is positioned as a public company acquisition vehicle that has sought to become an acquisition platform. Since at least 2020, the Enzon Board and its management have been actively involved in pursuing, sourcing, reviewing and evaluating various potential acquisition transactions consistent with Enzon’s strategy. Enzon’s management and the Enzon Board have originated a number of potential acquisition opportunities and engaged in discussions with certain potential acquisition targets and financial advisors on behalf of various individual entities.
The Viskase Board regularly considers in the normal course of business Viskase’s optimal liquidity position in light of Viskase’s existing debt levels and impending debt maturities. In doing so, the Viskase Board has considered a number of alternatives, including modifications to currently outstanding indebtedness, refinancing of its currently outstanding indebtedness, and potential business combination transactions. In October 2024, following consideration of such alternatives and in light of Viskase’s liquidity needs, the Viskase Board determined that a business combination with Enzon would be worth exploring more closely.
On September 26, 2024, the Viskase Board held its regularly scheduled monthly meeting. During a session that included the independent directors and Viskase management, Viskase management informed the Viskase independent directors that it had come to its attention that Enzon had positioned itself as an acquisition platform to make use of its existing operating loss carry forwards (NOL’s) and that Enzon had in excess of $45 million in cash. Viskase management recommended that Viskase explore a potential combination between Viskase and Enzon. Joseph King, Viskase’s General Counsel, was present and noted that in light of the IEH Parties’ ownership in both Viskase and Enzon, it would be advisable for Viskase to form a special committee of independent directors. Mr. King informed the Viskase Board that any Viskase special committee would likely retain its own legal counsel and financial advisor to assist in the process of exploring a potential transaction. A member of the Viskase Board affiliated with the IEH Parties stated that he would consider supporting a transaction if, and only if, it was vetted and recommended by independent director committees at both Viskase and Enzon. Mr. King stated that he would circulate an independence questionnaire to Viskase’s independent directors, and that a subsequent special meeting would be called for the Viskase Board to evaluate director independence and determine whether to form a special committee to explore a potential transaction with Enzon.
On October 9, 2024, the Viskase Board held a special meeting. At the meeting, the Viskase Board approved the creation of a special committee consisting of Stephen T. Maurer, Kenneth Shea and Peter K. Shea to evaluate and consider a potential merger transaction between Viskase and Enzon. The Viskase Board determined that the establishment of a special committee was in the best interests of Viskase and its stockholders because certain of the IEH Parties owned a majority of the outstanding capital stock of Viskase and a significant portion of the capital stock of Enzon. The Viskase Board determined that each of the members of the Viskase Special Committee were independent of Enzon and the IEH Parties and not otherwise interested in a potential transaction between Viskase and Enzon or other potential alternatives. Mr. K. Shea and Mr. P. Shea are not related to each other.
On October 9, 2024, the Viskase Board adopted resolutions forming the Viskase Special Committee to consider and evaluate a possible sale or other business transaction or series of transactions involving all or substantially all of Viskase’s equity or assets and any alternatives to any such transaction, including Viskase continuing to operate as an independent company. The resolutions passed by the Viskase Board forming the Viskase Special Committee delegated to the Viskase Special Committee the exclusive authority to, among other things, (i) review and evaluate the terms and conditions and determine the advisability of a potential transaction with Enzon, (ii) consider whether there were alternatives to a potential transaction with Enzon that would be in the best interests of Viskase and its stockholders (each, a “Viskase Alternative Transaction”), (iii) review and evaluate the terms and conditions and determine the advisability of one or more Viskase Alternative Transactions, (iv) if the Viskase Special Committee deemed it appropriate or advisable, negotiate the price, structure, form, terms and conditions of a potential transaction with Enzon or any Viskase Alternative Transaction, as well as any definitive agreements in connection therewith, (v) after obtaining appropriate knowledge of the material facts, determine whether any such transaction was fair and reasonable to, advisable and in the best interests of, Viskase and its stockholders (including the applicable IEH Parties, as well as any other interested stockholders, but solely in their capacities as stockholders), (vi) if the Viskase Special Committee deemed it appropriate or advisable, recommend to the entire Viskase Board what action, if any, should be taken by Viskase with respect to a potential transaction with Enzon or any Viskase Alternative Transaction, (vii) take such other action related to or arising in connection with a potential transaction with Enzon or any Viskase Alternative Transaction as the Viskase Special Committee deemed necessary, appropriate or advisable, and (viii) provide reports and/or recommendations to the Viskase Board in regard to such matters at such times as the Viskase Special Committee deemed appropriate and consistent with its activities. The Viskase Board further resolved not to approve or submit for the approval of Viskase stockholders any potential transaction between Viskase and Enzon or other third parties without having received the prior favorable recommendation of the Viskase Special Committee. The Viskase Board subsequently appointed Mr. P. Shea as the Viskase Special Committee’s Chairman.
On October 30, 2024, the Viskase Special Committee interviewed Troutman Pepper Hamilton Sanders LLP, which subsequently changed its name to Troutman Pepper Locke LLP (“Troutman”), to serve as legal counsel to the Viskase Special Committee. The Viskase Special Committee approved the engagement of Troutman because of Troutman’s qualifications and ability to provide disinterested legal advice to the Viskase Special Committee in connection with the potential transaction with Enzon.
On November 5, 2024, the Viskase Special Committee met with Representatives of Troutman, at which a potential transaction between Viskase and Enzon was discussed. During the meeting, Representatives of Troutman provided an overview of the Viskase Special Committee’s fiduciary duties, including the duty of care and the duty of loyalty, and the process for evaluating and considering a potential transaction between Viskase and Enzon. A discussion was then held regarding the Viskase Special Committee engaging an independent financial advisor that could (i) assist in reviewing a potential transaction between Viskase and Enzon and other alternatives available to Viskase and (ii) issue a fairness opinion in connection with any such potential transaction.
On November 13, 2024, the Viskase Special Committee met virtually with Representatives of Troutman and continued to discuss the outline of a potential transaction between Viskase and Enzon and the potential structures for such a transaction. The Viskase Special Committee again discussed engaging a financial advisor. The Viskase Special Committee identified three (3) nationally recognized financial advisors and asked Representatives of Troutman to ask such advisors for proposals. The Viskase Special Committee also discussed engaging a separate financial advisor to analyze Viskase’s net operating losses (“Viskase NOLs”) and the impact a potential transaction with Enzon would have on the Viskase NOLs.
On November 18, 2024, Mr. P. Shea and Representatives of Troutman conducted virtual meetings with Representatives of three (3) financial advisors and requested formal proposals be submitted to the Viskase Special Committee.
On November 26, 2024, the Viskase Special Committee met virtually with Representatives of Troutman to discuss the three (3) potential financial advisors. After discussion and after receiving proposals from and interviewing such financial advisors, the Viskase Special Committee determined to retain Alvarez & Marsal Valuation Services, LLC (“Alvarez & Marsal”) as its financial advisor, based on its reputation, qualifications, relevant experience, and the lack of any conflicts of interest.
On November 27, 2024, the Viskase Special Committee met virtually with Representatives of Troutman and Alvarez & Marsal at which they discussed the process Alvarez & Marsal would undertake to conduct its analysis and expected timing thereof.
Subsequently, Representatives of Alvarez & Marsal and the Viskase Special Committee negotiated and entered into a formal engagement letter for Alvarez & Marsal to serve as the Viskase Special Committee’s financial advisor, dated as of December 9, 2024.
On December 19, 2024, at the direction of the Viskase Special Committee, Mr. P. Shea called Randolph C. Read, Chairman of the Enzon Board, and advised Mr. Read that Viskase was interested in making a proposal that might lead to a potential business combination of Enzon and Viskase. Mr. P. Shea informed Mr. Read that the Viskase Special Committee had engaged Alvarez & Marsal as its financial advisor and Troutman as its legal advisor and that they had commenced preliminary due diligence based on Enzon’s public filings. Mr. P. Shea indicated that Viskase may submit a term sheet or offer letter with respect to a potential structure and terms for any such business combination to the Enzon Board.

In connection with the discussion between Viskase and Enzon Representatives, also on December 19, 2024, certain of the IEH Parties filed Amendment No. 15 to their Schedule 13D with the SEC describing the discussion and indicating that Viskase may formulate and submit a proposal with respect to a potential structure and terms for a transaction involving Enzon and Viskase. Mr. Read and Richard L. Feinstein, Enzon’s Chief Executive Officer, Chief Financial Officer and Secretary, informed Representatives of Thompson Hine LLP (“Thompson Hine”), legal counsel to Enzon, that a proposal for a potential transaction may be submitted by Viskase. Representatives of Enzon and Representatives of Thompson Hine informally discussed the general process to be undertaken in the event that Enzon received a proposal from Viskase.
On January 3, 2025, Enzon and Viskase entered into a non-disclosure agreement (the “NDA”) in order to, among other things, facilitate continued conversations regarding a potential transaction and the sharing of due diligence materials between the parties. Following execution of the NDA, Viskase requested certain due diligence information from Enzon.
Beginning on January 3, 2025, Representatives of Alvarez & Marsal and Troutman conducted their respective reviews of information related to Enzon that was provided by Enzon via email.
On January 7, 2025, the Enzon Board met by telephonic conference at a special meeting to review the interest received from Viskase and discuss the appointment of an additional director to the Enzon Board and the formation of a special committee. The meeting included Representatives of Thompson Hine and Ashby & Geddes P.A., Delaware counsel to the Enzon Board (“Ashby”). At the meeting, the Enzon Board determined to increase the size of the Enzon Board to four directors, and Stephen T. Wills was appointed to the Enzon Board and determined to be an independent director. Also at the meeting, the Enzon Board adopted resolutions forming the Enzon Special Committee to, among other things, analyze, evaluate and oversee a potential transaction with Viskase and any available alternatives thereto, and/or to reject a potential transaction with Viskase. The resolutions passed by the Enzon Board forming the Enzon Special Committee delegated exclusive authority to, among other things, (i) analyze, evaluate, and oversee a potential transaction and any available alternatives thereto (each, an “Enzon Alternative Transaction”), (ii) establish, approve, modify, monitor, and direct the process and procedures related to the review and evaluation of any Enzon Alternative Transaction, including, but not limited to, the authority to determine not to proceed with any such process, procedures, review, or evaluation, or to recommend any of the foregoing to the full Board, (iii) reject any Enzon Alternative Transaction, (iv) determine whether any Enzon Alternative Transaction is fair to, and in the best interests of, Enzon and its stockholders, (v) recommend to the Enzon Board what action, if any, should be taken by the Enzon Board with respect to any Enzon Alternative Transaction, (vi) take such other action related to or arising in connection with a potential transaction with Viskase or any Enzon Alternative Transaction as the Enzon Special Committee deemed necessary, appropriate or advisable, (vii) retain legal, investment banking, accounting or other advisors, experts and services, including the engagement of an outside law firm and an outside financial advisor, to advise and report to the Enzon Special Committee, to assist the Enzon Special Committee in analyzing and responding to any proposals received with respect to any Enzon Alternative Transaction, and to pay the fees of such advisors, experts and vendors, (viii) consult with management and direct the officers of Enzon to assist the Enzon Special Committee in fulfilling its activities relating to any Enzon Alternative Transaction, and (ix) take any other action in furtherance of the Enzon Special Committee’s consideration of any Enzon Alternative Transaction which the Enzon Special Committee determines in its sole discretion to be advisable and consider such other matters as may be requested by the Enzon Board from time to time. The Enzon Board determined that a special committee was in the best interests of Enzon and its stockholders because certain Affiliates of the IEH Parties owned a significant portion of the capital stock of Enzon and a majority of the outstanding capital stock of Viskase.
The Enzon Board appointed Messrs. Read and Wills as members of the Enzon Special Committee, and Mr. Read was subsequently elected Chairman of the Enzon Special Committee by the Enzon Special Committee. The Enzon Board determined that each of the members of the Enzon Special Committee was independent and disinterested in connection with a potential transaction between Viskase and Enzon. Following the Enzon Board meeting, the Enzon Special Committee met separately to review the status of the discussions with Viskase since December 19, 2024, and to discuss the retention of advisors, including a financial advisor and legal counsel.

Over the next several days, the members of the Enzon Special Committee interviewed by telephonic conference a number of law firms to serve as potential legal counsel to the Enzon Special Committee. Following such discussions, the Enzon Special Committee determined to retain Brownstein Hyatt Farber Schreck, LLP (“Brownstein”) as legal counsel to the Enzon Special Committee and approved and executed an engagement letter with Brownstein dated as of January 19, 2025. The decision to engage Brownstein was based on, among other things, Brownstein’s qualifications, experience, reputation and the Enzon Special Committee’s determination, based on disclosures provided by Brownstein, that Brownstein did not have any material conflicts with respect to Enzon, Viskase or the IEH Parties.
Also during this time, the members of the Enzon Special Committee interviewed by telephonic conference a number of potential financial advisors. Following such discussions and after considering factors relevant to the possible financial advisors, including experience, potential conflicts of interest, costs and other factors, the Enzon Special Committee decided to retain A.G.P./Alliance Global Partners (“A.G.P.”) as financial advisor to the Enzon Special Committee and negotiated and executed an engagement letter with A.G.P., dated as of January 21, 2025. The Enzon Special Committee selected A.G.P. based on the Enzon Special Committee’s interview with Representatives of A.G.P. and the A.G.P. principals’ reputation and experience in investment banking and positive referrals and the Enzon Special Committee’s determination, based on disclosures provided by A.G.P., that A.G.P. did not have any material conflicts with respect to Enzon, Viskase or the IEH Parties.
On January 17, 2025, the Viskase Special Committee met virtually with Representatives of Troutman and Alvarez & Marsal. At the meeting, Alvarez & Marsal provided the Viskase Special Committee with its preliminary financial analysis regarding Viskase and Enzon. The Viskase Special Committee then had the opportunity to ask questions of Alvarez & Marsal and to deliberate on Alvarez & Marsal’s presentation.
On January 25, 2025, the Viskase Special Committee met virtually with Representatives of Troutman and Alvarez & Marsal. At the meeting, Alvarez & Marsal provided the Viskase Special Committee with an updated financial analysis of Viskase and Enzon. After further deliberation, the Viskase Special Committee agreed that it would make an offer to Enzon based on Viskase’s proposed equity value of Viskase of $368,000,000 and a proposed equity value of Enzon of $42,165,000.
On January 25, 2025, Mr. P. Shea delivered a non-binding proposal to Mr. Read setting forth a potential transaction between Enzon and Viskase (the “January 25 Proposal”). The January 25 Proposal indicated that stockholders of Enzon would receive in the aggregate shares of Viskase Common Stock that Viskase valued at $42,165,000, based on an equity valuation of Viskase that Viskase valued at $368,000,000 (assuming that no more than $768,000 was used to redeem Enzon Preferred Stock and that any remaining Enzon Preferred Stock either remained outstanding or was converted into Enzon Common Stock prior to the transaction). The January 25 Proposal suggested the parties would determine the final structure of the transaction after consultation with the parties’ respective advisors.
The Enzon Special Committee met virtually on January 28, 2025, to discuss the January 25 Proposal with A.G.P. and Brownstein. At that time, the Enzon Special Committee determined that additional questions would need to be asked of the Viskase Special Committee to develop a full understanding of the transaction proposed by the January 25 Proposal, including in relation to the proposed structure and how the offer treated the Enzon Common Stock and the Enzon Preferred Stock. The Enzon Special Committee and Brownstein discussed the Enzon Special Committee’s fiduciary duties in connection with the January 25 Proposal and the value that the January 25 Proposal offered to the non-IEH Enzon Common Stockholders.
On January 29, 2025, Mr. Read and Mr. P. Shea spoke regarding the January 25 Proposal. In particular, they discussed issues related to the structure of the transaction, whether IEH would be willing to support and make certain concessions with respect to certain aspects of a potential transaction and the relative valuations of Enzon and Viskase. In light of IEH’s ownership of Viskase Common Stock, Enzon Common Stock and Enzon Preferred Stock, each of the Enzon Special Committee and Viskase Special Committee understood that IEH’s support of any potential transaction would be necessary to consummate any such transaction. Mr. P. Shea confirmed to Mr. Read that Viskase did not object to Mr. Read discussing aspects of the transaction directly with members of IEH’s management. Following that discussion, the Enzon Special Committee concluded that it was important to discuss the January 25 Proposal with Representatives of IEH and that it would be appropriate to require a non-disclosure agreement from IEH prior to that discussion.

On February 4, 2025, Enzon and IEH entered into a non-disclosure agreement. Later that day, Mr. Read and a Representative of Brownstein had a discussion with Representatives of the IEH Parties regarding the January 25 Proposal. Representatives of the IEH Parties and Mr. Read discussed the January 25 Proposal and potential structures for a possible transaction. Representatives of the IEH Parties expressed that the Enzon Special Committee and the Viskase Special Committee were solely responsible for negotiating and agreeing on the structure of the transaction and the relative valuations for Enzon and Viskase.
The Enzon Special Committee met virtually later on February 4, 2025, with A.G.P. and Brownstein present. The Enzon Special Committee instructed A.G.P. to begin work to assist the Enzon Special Committee with respect to the relative valuations of Enzon and Viskase. The Enzon Special Committee also determined that consulting with Enzon’s second largest stockholder, Jonathan Couchman, would be appropriate.
Shortly thereafter, Mr. Read proceeded to ask Mr. Couchman if he would be willing to enter into a non-disclosure agreement to discuss potential strategic alternatives for Enzon. Mr. Couchman indicated that, at that time, he was disinclined to enter into such an agreement.
Also on February 4, 2025, the then-current version of the Initial Projections (as defined below) was provided to the Enzon Special Committee.
Over the ensuing three weeks, the Enzon Special Committee, with the assistance of its advisors continued to assess whether a transaction with Viskase might be in the best interests of Enzon and its stockholders, and, if so, the optimal structure for such a transaction. The Enzon Special Committee, with the assistance of its advisors, also continued to evaluate Viskase’s business and financial performance and the January 25 Proposal, with a particular focus on the relative valuations of Enzon and Viskase and a potential transaction structure and related considerations. A.G.P. reviewed financial matters relating to the potential transaction with the Enzon Special Committee based on information provided by Viskase to date, including the Initial Projections, as well as public data sources. The Enzon Special Committee, with the assistance of Brownstein and A.G.P., continued to develop a potential response to the January 25 Proposal regarding a potential transaction structure and the implications on the pro forma capital structure of the combined companies if such a transaction was consummated. The Enzon Special Committee met virtually with A.G.P. and Brownstein present on February 12, 2025, February 18, 2025 and February 20, 2025 regarding such matters.
On February 14, 2025, primarily as a result of continued weakness in the Viskase business and subpar manufacturing results, Viskase entered into the third amendment of its Senior Credit Facility providing a waiver for fourth quarter covenants and a covenant relief period for 2025.
On February 21, 2025, Mr. Read and a Representative of Brownstein held a call with Representatives of the IEH Parties, with the prior approval of the Enzon Special Committee. Mr. Read indicated to the Representatives of the IEH Parties that the counter-proposal being developed by the Enzon Special Committee included a proposal to exchange the Enzon Preferred Stock owned by the IEH Parties for Enzon Common Stock, and that such exchange included an implied control premium expressed through a discount to the price at which the Enzon Common Stock was issued in exchange for the Enzon Preferred Stock. Representatives of the IEH Parties indicated they were amenable to such a control premium, but that the amount of any such control premium remained subject to further discussion and negotiation. In addition, the treatment of the Enzon Preferred Stock in the January 25 Proposal was discussed, with Representatives of the Enzon Special Committee and the IEH Parties mutually determining that additional detail regarding Viskase’s proposed treatment of the Enzon Preferred Stock was necessary to develop a full understanding of the transaction proposed by the January 25 Proposal. Mr. Read indicated he would discuss these matters further directly with the Viskase Special Committee. Later that day, Mr. Read and Mr. P. Shea and Representatives of Brownstein and Troutman had a call to discuss the treatment of the Enzon Preferred Stock in the January 25 Proposal. In that discussion, Mr. P. Shea clarified that the January 25 Proposal included an aggregate valuation of $42,165,000 for all outstanding shares of Enzon Common Stock and Enzon Preferred Stock, which could then be allocated to the holders of Enzon Common Stock and the Enzon Preferred Stock as determined by the Enzon Special Committee. Mr. Read noted that, taking into account the then-current Enzon Preferred Stock Liquidation Preference, the Enzon Special Committee believed that such a valuation significantly undervalued Enzon, as it effectively provided no value to the non-IEH Party holders of Enzon Common

Stock, and that any potential transaction would need to provide acceptable value to the non-IEH Party holders of Enzon Common Stock. The Enzon Special Committee concluded the discussion by indicating that the Enzon Special Committee intended to send a counter-proposal to continue negotiations.
Over the next several days, the Enzon Special Committee, with the assistance of its advisors, continued to deliberate and refine a counter-proposal. On February 22, 2025, the Enzon Special Committee met virtually with Representatives of A.G.P. and Brownstein present. Representatives of A.G.P. reviewed with the Enzon Special Committee an initial analysis regarding potential valuations of Viskase and Enzon, which the Enzon Special Committee carefully reviewed and discussed.
On February 25, 2025, the Enzon Special Committee met virtually with A.G.P. and Brownstein and reviewed its recent discussions. Following discussion, on advice of counsel, the Enzon Special Committee approved sending a counter-proposal to the Viskase Special Committee that had been circulated prior to the meeting and discussed in detail during the meeting. Following such meeting, Mr. Read delivered the Enzon Special Committee’s counter-proposal (the “February 25 Proposal”) to Mr. P. Shea. The February 25 Proposal included details regarding the proposed transaction structure and referenced the potential of using a reverse triangular merger structure and an exchange of part of Enzon’s Preferred Stock for Enzon Common Stock. The Enzon Special Committee noted the public trading prices of the two companies. The February 25 Proposal included an exchange ratio that would result in the holders of Viskase Common Stock owning approximately 93.5% of the combined company’s common stock following the merger and holders of Enzon Common Stock owning approximately 6.5% of the combined company’s common stock following the merger. The February 25 Proposal further provided for a partial exchange of the Enzon Preferred Stock for Enzon Common Stock, which was designed to preserve Enzon’s NOLs.
On February 27, 2025, the Viskase Special Committee met virtually with Representatives of Troutman and Alvarez & Marsal. At the meeting, a discussion was held regarding the February 25 Proposal, which the Viskase Special Committee believed undervalued Viskase and overvalued Enzon. It was determined that Mr. P. Shea and Representatives of Troutman would speak with Mr. Read and the Enzon Special Committee’s advisors to see if a potential transaction could be progressed.
On February 28, 2025, the Viskase Special Committee met virtually with Representatives of Troutman and Alvarez & Marsal to further discuss the February 25 Proposal, after which, Mr. P. Shea and Representatives of Troutman and Mr. Read, Mr. Wills, Representatives of A.G.P. and Brownstein held a discussion regarding the February 25 Proposal. In particular, the participants focused on valuations of Enzon and Viskase. Mr. P. Shea expressed that the Viskase Special Committee believed Enzon’s enterprise value should be determined solely by Enzon’s Cash on Hand, and that Viskase believed Enzon did not have other assets to which the Viskase Special Committee attributed any value. Mr. Read and Mr. Wills disagreed with Viskase, and both separately expressed that they could not support a transaction that did not provide adequate consideration to the non-IEH Party holders of Enzon Common Stock.
Later on February 28, 2025, a call occurred involving Mr. Read, Mr. P. Shea and Representatives of the IEH Parties and each of their respective legal counsels. The parties continued to discuss the merits of a potential transaction or, alternatively, whether to consider terminating discussions. The participants collectively agreed that continuing to discuss a mutually acceptable transaction was an appropriate course of action. Mr. Read indicated that the Enzon Special Committee had expected to have further negotiations with the Viskase Special Committee, and that a transaction that provided approximately 4.25% of the combined company to the holders of Enzon Common Stock (excluding any Enzon Common Stock resulting from the exchange or conversion of the Enzon Preferred Stock) could potentially be acceptable to the Enzon Special Committee. Mr. P. Shea indicated that he needed additional information to assess such a transaction, and the parties agreed to continue to assess a potential transaction on that basis. Subsequently, the Viskase Special Committee requested that the Enzon Special Committee perform and provide an analysis of Enzon’s NOLs, which the Enzon Special Committee agreed to do with the assistance of EisnerAmper LLP (“Eisner”), an accounting firm familiar with Enzon’s NOLs due to prior engagement by Enzon. Eisner was then instructed by the Enzon Special Committee to perform such analysis of Enzon’s NOLs.
Additionally, the Enzon Special Committee determined that it would be advisable and in the best interests of Enzon to retain Delaware legal counsel to assist the Enzon Special Committee in evaluating the potential transaction with Viskase. The Enzon Special Committee interviewed by telephonic conference a number of Delaware law firms to serve as its potential Delaware legal counsel, and on March 10, 2025, the Enzon Special Committee retained Potter Anderson Corroon LLP (“Potter”) as its Delaware legal counsel. The decision to engage Potter was based on, among other things, Potter’s qualifications, experience, reputation and the Enzon Special Committee’s determination, based on disclosures provided by Potter, that Potter did not have any material conflicts with respect to Enzon, Viskase or the IEH Parties.
Between March 1, 2025, and March 2, 2025, the Viskase Special Committee and Representatives of Alvarez & Marsal held multiple calls to discuss the February 25 Proposal and subsequent discussions among the parties.
On March 3, 2025, Viskase’s management presented updated draft projections solely to the Viskase Special Committee as a result of underperforming financial results and a potential covenant default.
Between March 3, 2025 and March 11, 2025, the Viskase Special Committee convened multiple times, both internally and in consultation with Viskase management, to review updated financial projections and assess their implications for the potential transaction with Enzon. During these discussions, the Viskase Special Committee carefully evaluated how the revised forecasts might affect the terms and overall attractiveness of the proposed merger to Viskase.
Between December 30, 2024 and March 5, 2025, Viskase’s management had been reviewing preliminary illustrative financial projections for Viskase that were prepared by management at the request of the Viskase Special Committee (the “Initial Projections”), based on the original preliminary five-year projections that had been presented by management to the Viskase Board earlier in the year as part of Viskase’s regular long-range planning process, and key assumptions underlying those projections. The Initial Projections assumed, among other things, new extrusion line start up in the second quarter of 2025, completion of viscose capacity expansion in Tennessee, potential selling price increases that would offset inflationary cost increases, and improved operational performance in Viskase’s manufacturing facilities.
On March 11, 2025, Tom Holz, Viskase’s Chief Financial Officer at the time, provided revised projections to the Viskase Special Committee, and then the Viskase Special Committee sent the revised projections to Alvarez & Marsal. The revised projections included a hold on the new extrusion line start up due to cash constraints, reduction in pricing assumptions, higher operational waste and inefficiencies and an earlier closure of Viskase’s Osceola facility. Mr. Holz explained to the Viskase Special Committee that the revised projections lowered revenue by $39 million and gross margin by $15 million.
On March 21, 2025, an Affiliate of IEH invested $15,000,000 in Viskase by purchasing 7,142,858 shares of Viskase Common Stock in a private placement transaction at a purchase price per share of $2.10. The private placement was entered into to enable Viskase to meet its debt and other obligations while pursuing its restructuring plans.
On March 24, 2025, the Viskase Special Committee determined that Mr. P. Shea would reach out to Mr. Read to discuss a potential counteroffer to Enzon.
Throughout March 2025, the Enzon Special Committee continued to work with Eisner to refine an analysis of Enzon’s NOLs. On April 2, 2025, Mr. Read and Mr. P. Shea and Representatives of Brownstein and Troutman spoke regarding the status of the Enzon NOL analysis. As the parties collectively assessed Enzon’s NOLs, Viskase began to consider that a transaction structure where the utilization of Enzon’s NOLs might be limited pursuant to Section 382 of the Code might still be viable for Viskase, in part due to an expectation by Viskase that the Enzon NOLs may not have otherwise been usable in full following consummation of a potential transaction. Further, Viskase believed such a structure would enable the exchange of additional Enzon Preferred Stock owned by the IEH Parties into Enzon Common Stock, which Viskase believed could help to narrow the differences in valuation expectations between the Enzon Special Committee and the Viskase Special Committee. On April 9, 2025, Mr. P. Shea and Mr. Read and Representatives of Troutman and Brownstein again met by telephone to discuss the Enzon NOL analysis. Mr. Read agreed to organize a call between Eisner and Forvis Mazars, LLP, which the Viskase Special Committee had engaged as its tax advisors.

On April 23, 2025, the Viskase Special Committee met virtually with Representatives of Troutman. At the meeting, a discussion was held regarding a transaction structure whereby all of the Enzon Preferred Stock held by the IEH Parties would be converted into shares of Enzon Common Stock following the merger. The Viskase Special Committee decided to propose a transaction that would result in holders of Enzon Common Stock and Enzon Preferred Stock owning 15.4% of the combined company’s common stock following the merger, assuming conversion of all shares of Enzon Preferred Stock into shares of Enzon Common Stock and no further dividend payments on the Enzon Preferred Stock. On that same day, Mr. P. Shea called Mr. Read to tell him that the Viskase Special Committee intended to make a revised offer. Mr. Read asked Mr. P. Shea to send the offer in writing. Later that day, Mr. P. Shea emailed Mr. Read a proposal for a transaction whereby holders of Enzon’s Common Stock would own 15.4% of the combined company’s common stock following the merger and holders of Viskase Common Stock would own 84.6% of the combined company’s common stock following the merger, assuming that all of Enzon’s Preferred Stock was converted into Enzon Common Stock and a requirement from Viskase that no further cash dividends were to be paid on the Enzon Preferred Stock.
Following careful review and discussion by the Enzon Special Committee with its advisors, including discussion of the April 23 proposal emailed by Mr. P. Shea, the Enzon Special Committee delivered a non-binding counterproposal (the “April 25 Proposal”) to the Viskase Special Committee on April 25, 2025. The April 25 Proposal provided, among other things, additional detail regarding the transaction structure and proposed that holders of Enzon Common Stock would own 18.6% of the combined company’s common stock following the merger and holders of Viskase Common Stock would own 81.4% of the combined company’s common stock following the merger.
On April 26, 2025, the Viskase Special Committee met virtually with Representatives of Troutman to, among other things, discuss the April 25 Proposal, after which the Viskase Special Committee agreed that the April 25 Proposal was untenable. Mr. P. Shea called Mr. Read to explain that the Viskase Special Committee might consider a transaction in which the holders of Enzon Common Stock would own 15.9% of the combined company’s common stock following the merger, assuming that all of Enzon’s Preferred Stock was converted into Enzon Common Stock.
On April 29, 2025, Mr. Read and Mr. P. Shea and the respective legal counsels discussed the transaction and the proposed combined company pro forma ownership. Mr. Read indicated, based on a prior discussion with Representatives of the IEH Parties, the IEH Parties would consider contributing some of the value associated with their Enzon Preferred Stock so that additional value could be provided to the non-IEH Party holders of Enzon Common Stock and, if the IEH Parties were willing to do that, the Enzon Special Committee might be willing to consider a transaction providing holders of Enzon Common Stock with 16.5% of the combined company’s common stock following the merger. Mr. P. Shea indicated that such a proposal was not acceptable to the Viskase Special Committee.
Subsequent to the April 29, 2025 call with Mr. P. Shea, the Enzon Special Committee arranged for A.G.P. and Mr. Read to have a discussion with Viskase’s management to gather additional information relevant to the valuation of Viskase.
On April 30, 2025, Representatives of A.G.P. and Mr. Read held a discussion with Viskase’s President & Chief Executive Officer, Mr. Timothy P. Feast, regarding Viskase’s business and its prospects, including Viskase’s capital expenditure plans. Also on April 30, 2025, Mr. Read spoke with Representatives of the IEH Parties regarding the willingness of the IEH Parties to contribute some of the value associated with their Enzon Preferred Stock so that additional value could be provided to the non-IEH Party holders of Enzon Common Stock in the potential transaction. Representatives of the IEH Parties indicated to Mr. Read that the IEH Parties would be willing to contribute $500,000 of value in order to facilitate the transaction. With this information and after consultation with A.G.P., the Enzon Special Committee determined to propose to the Viskase Special Committee that holders of Enzon Common Stock retain 15.9% of the combined company’s common stock following the merger, with holders of Viskase Common Stock having 84.1% of the combined company’s common stock following the merger. The Enzon Special Committee members updated the draft of the April 25 Proposal to reflect such percentages (the “Revised April Proposal”) and delivered the Revised April Proposal to Mr. P. Shea.

On May 2, 2025, the Viskase Special Committee met virtually with Representatives of Troutman and Alvarez & Marsal, where Alvarez & Marsal reviewed and discussed with the Viskase Special Committee Alvarez & Marsal’s financial analysis regarding Viskase, Enzon and the proposed transaction contemplated by the Revised April Proposal.
Also on May 2, 2025, Troutman delivered the Viskase Special Committee’s response to the Revised April Proposal to Brownstein, which indicated the proposed post-closing ownership percentages proposed by the Enzon Special Committee were acceptable to the Viskase Special Committee (the “May Proposal”). However, the May Proposal also indicated that the post-closing ownership percentages were subject to adjustment for changes in cash balances or in connection with the outcome of Enzon’s exchange of Enzon Preferred Stock for Enzon Common Stock. The Viskase Special Committee subsequently proposed a closing condition requiring that Enzon satisfy the Minimum Cash Condition at closing and indicated that, to the extent Enzon’s Cash on Hand was less than that amount at closing, the IEH Parties could contribute additional value to the transaction to account for the difference (and thereby preserve the contemplated value for both holders of Viskase Common Stock and non-IEH Party holders of Enzon Common Stock). Following further discussions between the Enzon Special Committee and Representatives of the IEH Parties, the IEH Parties confirmed that they would agree to contribute up to the previously discussed $500,000 of value to the non-IEH Party holders of Enzon Common Stock to facilitate the transaction and that they would agree to contribute additional value in connection with the transaction, in an amount to be determined, to the extent that Enzon failed to satisfy the Minimum Cash Condition at closing.
On May 5, 2025, the Enzon Special Committee held a meeting with Representatives from Brownstein to discuss the latest response to the May Proposal from Viskase. The Enzon Special Committee raised clarifying questions and potential issues regarding the Minimum Cash Condition and potential solutions for any shortfall, including the IEH Parties’ willingness to contribute value to make up for such a shortfall, if one occurred. After discussing certain key matters, including consideration and discussion of the Enzon Special Committee’s fiduciary duties, and providing comments to the May Proposal to Brownstein, the Enzon Special Committee directed Brownstein to prepare the revised May Proposal for execution. Later that afternoon on May 5, 2025, the Enzon Special Committee and the Viskase Special Committee executed a non-binding letter of intent memorializing the revised May Proposal, as updated to reflect such discussions.
On May 13, 2025, in light of progress made on the transaction and the execution of the letter of intent relating to the revised May Proposal, the Enzon Special Committee attempted again to engage Mr. Couchman in discussions. Mr. Couchman agreed to engage in discussions and the parties negotiated and entered into a non-disclosure agreement on May 19, 2025, which, among other things, included an agreement from Mr. Couchman to not sell shares of Enzon Common Stock for a certain period of time. The Enzon Special Committee subsequently provided certain information to Mr. Couchman regarding the proposed transaction and asked whether he would consider entering into a support agreement. Mr. Couchman indicated that, at that time, he was not willing to commit to entering into a support agreement.
On May 13, 2025, acting on behalf of the Viskase Special Committee, Troutman provided an initial draft of the Merger Agreement to Brownstein.
On May 22, 2025, Troutman provided an initial draft of the IEH Support Agreement, which included input from the IEH Parties and Proskauer, to Brownstein.
On May 22, 2025, the Enzon Special Committee held a virtual meeting with Representatives from Brownstein to, among other things, discuss the Merger Agreement. The Enzon Special Committee, having previously reviewed the draft Merger Agreement, reviewed in detail with Brownstein the initial draft of the Merger Agreement and provided further feedback on numerous points for a proposed revised draft, including, among other things, with respect to the calculation of the merger consideration, the amount of a potential termination fee, the terms relating to responsibility for certain fees and taxes and requisite approvals.
On May 29, 2025, Brownstein, on behalf of the Enzon Special Committee, delivered a revised draft of the Merger Agreement to Troutman. Over the subsequent days, discussions occurred between the parties and their respective legal counsels, including discussions regarding the requisite approvals required by Enzon.

On May 30, 2025, the Enzon Special Committee provided an update to the Enzon Board regarding the status of the potential transaction.
On June 1, 2025, Troutman provided certain new additional diligence materials to Brownstein on behalf of Viskase, including, among other documents, a limited waiver and amendment to Viskase’s credit agreement that included a waiver of certain covenant defaults thereunder.
On June 3, 2025 and June 5, 2025, the Enzon Special Committee held virtual meetings with Representatives from Brownstein and Potter to discuss the Merger Agreement.
On June 5, 2025, acting on behalf of the Viskase Special Committee, Troutman provided a revised draft of the Merger Agreement to Brownstein.
On June 6, 2025, the Enzon Special Committee held a virtual meeting with Representatives from Brownstein to discuss the latest developments related to the Merger Agreement, including the proposed officers of the combined company, the covenants governing the operation of Viskase between signing and closing of the proposed transaction, timing of the HSR Act filing and the termination fee amount. The Enzon Special Committee and Brownstein carefully reviewed and discussed the material comments and various timing considerations.
On June 10, 2025, acting on behalf of the Enzon Special Committee, Brownstein delivered a revised draft of the Merger Agreement to Troutman. On June 11, 2025, acting on behalf of the IEH Parties, Proskauer delivered comments to the Merger Agreement and the IEH Support Agreement to Brownstein and Troutman. Between June 11, 2025 and June 20, 2025, the parties and their respective counsels continued to negotiate the Merger Agreement, the IEH Support Agreement and related ancillary documents, along with other documents necessary or desirable to execute the Merger Agreement and the IEH Support Agreement. In connection with finalizing the IEH Support Agreement, on June 18, 2025, the IEH Parties agreed to convert their Enzon Preferred Stock at a discount of $961,700 to their liquidation preference and to contribute up to an additional $1,000,000 pursuant to an IEH exchange adjustment mechanism in the IEH Support Agreement (the “IEH Exchange Adjustment”), if needed, in the event of any shortfall in the Minimum Cash Condition by Enzon at the Closing.
On June 12, 2025, Troutman provided via email modified Viskase projections (the “June 12 Projections”) to Brownstein, which shared such projections with the Enzon Special Committee and A.G.P.
On June 13, 2025, the Enzon Special Committee engaged in additional discussions with Mr. Couchman regarding his willingness to enter into a support agreement. Mr. Couchman again indicated that he was not willing at that time to enter into a support agreement.
Also on June 13, 2025, Troutman, on behalf of Viskase management, provided responses to questions from the Enzon Special Committee regarding Viskase’s projections and business plan.
On June 18, 2025, the Enzon Special Committee met with Brownstein to review, among other things, the current status of legal due diligence. Later on June 18, 2025, the Enzon Special Committee met with A.G.P., Brownstein and Potter present and discussed with Representatives of A.G.P. the current status of A.G.P.’s fairness opinion process. Representatives of A.G.P. reviewed with the Enzon Special Committee certain preliminary information regarding the potential fairness opinion. In addition, Representatives of Potter advised the members of the Enzon Special Committee regarding their fiduciary duties and related issues.
On June 19, 2025, the Viskase Special Committee held a virtual meeting. At the Viskase Special Committee’s request, Alvarez & Marsal reviewed with the Viskase Special Committee its financial analyses with respect to Viskase, Enzon and the Merger and rendered its oral opinion, dated June 19, 2025, which was confirmed by delivery of Alvarez & Marsal’s written opinion dated the same date, to the Viskase Special Committee to the effect that, as of that date and based on and subject to the assumptions made, qualifications and limitations on the review undertaken and other matters considered by Alvarez & Marsal in preparing its opinion, the Exchange Ratio provided for in the Merger Agreement, after giving effect to the IEH Share Exchange, the Series C Exchange Offer, Reverse Stock Split, and the Surviving Company Conversion, was fair, from a financial point of view, to the holders of Viskase Common Stock other than the IEH Parties.

Representatives of Troutman then provided an overview of fiduciary duties of the Viskase Special Committee members applicable to their consideration of the transaction. Following discussion, the Viskase Special Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of Viskase and its stockholders, other than the IEH Parties and (ii) declared it advisable that Viskase enter into the Merger Agreement and consummate the transactions contemplated thereby. Upon the unanimous recommendation of the Viskase Special Committee, the Viskase Board, acting by written consent, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of Viskase and Viskase’s stockholders, other than the IEH Parties, and declared it advisable, that Viskase enter into the Merger Agreement and consummate the transactions contemplated thereby, (ii) adopted resolutions approving and declaring the advisability of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iii) adopted resolutions recommending that the stockholders of Viskase entitled to vote adopt the Merger Agreement and (iv) directed that the Merger Agreement and the transactions contemplated thereby be submitted to the stockholders of Viskase entitled to vote for adoption.
On June 20, 2025, the Enzon Special Committee held a virtual meeting with Representatives of Brownstein, Potter and A.G.P. present. A.G.P. provided a financial presentation to the Enzon Special Committee, which included a review of the financial analyses of Viskase performed by A.G.P. based on the June 12 Projections, and rendered to the Enzon Special Committee an opinion, dated June 20, 2025, as to the fairness, from a financial point of view, to Enzon of the exchange ratio in the Merger pursuant to the Merger Agreement, which was confirmed in a written opinion. Representatives of Potter then provided an overview of fiduciary duties of the Enzon Special Committee members applicable to their consideration of the transaction. Following discussion and consideration of the proposed transaction, the Enzon Special Committee unanimously, among other things, (i) determined that the Merger Agreement and the transactions contemplated thereby were fair to, and in the best interests of, Enzon and its stockholders, without regard to the IEH Parties and (ii) recommended that the Enzon Board (a) approve the Merger Agreement and the transactions contemplated thereby, including the Reverse Stock Split and (b) recommend that the Enzon stockholders entitled to vote thereon approve the Reverse Stock Split Proposal and the Merger Proposal.
Following the Enzon Special Committee meeting, on June 20, 2025, the Enzon Board held a board meeting, which all members of the Enzon Board attended, with Enzon’s Chief Executive Officer, Chief Financial Officer and Secretary, Richard L. Feinstein, Representatives from A.G.P., Thompson Hine, Brownstein, Potter and Ashby, were also in attendance. At the Enzon Board meeting, the Enzon Special Committee delivered its recommendation and provided detail on the Enzon Special Committee’s process. The Enzon Board then discussed various legal, financial and other considerations relating to the proposed transaction, including, among other things, the transaction structure, the relative valuations of Enzon and Viskase and the Exchange Ratio, the treatment of the IEH Parties in the transaction, including the IEH Support Agreement, the indirect contribution of additional value by the IEH Parties to the non-IEH Party holders of Enzon Common Stock through the IEH Exchange Adjustment and the contemplated transaction timeline. Representatives of Ashby then provided an overview of fiduciary duties of the Enzon Board members applicable to their consideration of the transaction. Discussions among the Enzon Board members ensued. Following discussion, certain members of the Enzon Board requested an adjournment. Following said adjournment, the Enzon Board reconvened and continued additional discussion of key considerations. Thereafter, the Enzon Board, acting upon the unanimous recommendation of the Enzon Special Committee, unanimously, among other things, (i) determined that the Merger Agreement and the transactions contemplated thereby were fair to, and in the best interests of, Enzon and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Reverse Stock Split and (iii) recommended that the holders of Enzon Common Stock entitled to vote thereon approve the Reverse Stock Split Proposal and the Merger Proposal.
On June 20, 2025, the Merger Agreement, IEH Support Agreement and other related definitive documentation were executed by the parties. Later that evening, the IEH Parties holding sufficient Viskase Common Stock to provide the Viskase Stockholder Approval under the Merger Agreement adopted the Merger Agreement and approved the Merger by written consent.
Later that evening, on June 20, 2025, Enzon and Viskase issued a press release announcing the execution of the Merger Agreement. On the morning of June 23, 2025, Enzon filed a current report on

Form 8-K disclosing the execution of the Merger Agreement, and including certain appropriate exhibits. Also on June 23, 2025, IEH filed with the SEC an amended Schedule 13D disclosing the transaction.
On June 27, 2025, Enzon and Viskase filed their respective Notification and Report Forms pursuant to the HSR Act. On July 15, 2025, the FTC granted early termination of the applicable waiting period under the HSR Act to Enzon and Viskase, effective July 15, 2025.
On July 25, 2025, Viskase entered into an amendment to its credit agreement, providing for, among other things, a limited waiver of certain covenant defaults that may have occurred as of June 30, 2025.
On August 14, 2025, Enzon was informed that, absent further amendments to Viskase’s credit agreement or the provision of additional credit support, Viskase management would likely need to conclude that substantial doubt exists regarding Viskase’s ability to continue as a going concern in its financial statements for the quarter ended June 30, 2025. In addition, Brownstein and Thompson Hine were informed that the PCAOB audit opinion on Viskase’s financial statements for the year ended December 31, 2024 was also expected to include a “going concern” emphasis of matter paragraph. Following this disclosure, the Enzon special committee convened to discuss the implications for the transaction.
During the course of July and August 2025, Enzon further learned, among other things, that the Viskase business had underperformed in the second quarter of 2025 and its financial results did not reflect what was included in the June 12 projections, that such underperformance was expected to continue for the remainder of fiscal year 2025 and that Viskase was pausing capital investment into one of its product lines. Assessing these developments with Thompson Hine, Ashby, Brownstein and Potter, and also discussing these developments with A.G.P., the Enzon Special Committee came to believe that, a Viskase Material Adverse Effect may have occurred subsequent to March 31, 2025. Accordingly, the Enzon Special Committee and the Enzon Board determined that the Merger Agreement would either need to be renegotiated or terminated in order to take into account such developments.
On August 20, 2025, Brownstein, on behalf of the Enzon Special Committee, sent a request to Troutman for certain financial information relating to Viskase, including updated financial statements, forecasts, updated projections and information regarding a potential “going concern” qualification in Viskase’s financial statements.
On August 28, 2025, Troutman, on behalf of the Viskase Special Committee, provided certain financial information, including updated forecast information, to Thompson Hine, Proskauer and Brownstein, in partial response to Enzon’s prior information request.
On August 31, 2025, the Enzon Special Committee met with Brownstein to discuss the latest developments and the responses to the information requests previously made by the Enzon Special Committee of Viskase. The Enzon Special Committee discussed the parameters of a potential renegotiation of the exchange ratio in light of the deterioration in Viskase’s financial performance.
Also on August 31, 2025, Mr. Feinstein and the Enzon Special Committee met with members of Viskase’s management to discuss Viskase’s business operations, the potential “going concern” qualification and the production of certain information, including, but not limited to, a new financial forecast.
The Viskase Special Committee, also on August 31, 2025, met virtually with Representatives of Viskase management and Troutman to, among other things, discuss the financial information that was provided to the Enzon Special Committee on August 28, 2025.
On September 5, 2025, the Viskase Special Committee sent updated projections through the end of fiscal year 2025 to the Enzon Special Committee.
On September 9, 2025, at the direction of each of the Enzon Special Committee and the Viskase Special Committee, Mr. Feinstein and Mr. Feast held a call to discuss the transaction. Mr. Feinstein informed Mr. Feast that it was the Enzon Special Committee’s view that in light of the deterioration in Viskase’s financial condition, Viskase management’s determination that substantial doubt about Viskase’s ability to continue as a “going concern” was expected to exist when the December 31, 2024 financial statements were issued after considering management’s plans, issues regarding Viskase’s debt burden and refinancing plans, and the closing conditions, representations and warranties in the Merger Agreement that were implicated by such developments, a reconsideration of the transaction and exchange ratio was necessary. Mr. Feinstein indicated to Mr. Feast that any revised exchange ratio would need to be substantially improved for the benefit of the Enzon stockholders. Mr. Feinstein suggested that an exchange ratio that resulted in the Enzon stockholders owning approximately 50% of the combined company’s common stock and the Viskase stockholders owning approximately 50% of the combined company’s common stock might be appropriate.
On September 9, 2025, the Viskase Special Committee met virtually with Representatives of Troutman to discuss the financial information that was sent to Enzon on August 28, 2025 and September 5, 2025.
On September 10, 2025, at the direction of each of the Enzon Special Committee and the Viskase Special Committee, Mr. Feinstein and Mr. Feast again held a call to further discuss the potential transaction. Without agreeing to a specific exchange ratio, they agreed to discuss the matter further with their respective special committees.
On September 11, 2025, the Enzon Special Committee, the Viskase Special Committee, Representatives of IEH, Proskauer, Troutman and Brownstein held a call to discuss the status of negotiations relating to a potential amended transaction. Following discussions, each of the Enzon Special Committee, the Viskase Special Committee and IEH agreed that amendments to certain principal terms of the transaction would be appropriate considering the deterioration in Viskase’s financial performance. The parties agreed to pursue an amended transaction that revised (i) the exchange ratio to result in a post-transaction ownership of Enzon of 45% for the holders of Enzon Common Stock and 55% for the holders of Viskase Common Stock and (ii) the Minimum Cash Condition to $40 million, subject to review and approval of the Enzon Special Committee and the Enzon Board and the Viskase Special Committee and the Viskase Board.
On September 11, 2025, the Viskase Special Committee met virtually with Representatives of Troutman and Alvarez & Marsal to discuss, among other things, the call earlier in the day among the Enzon Special Committee, the Viskase Special Committee, Representatives of IEH, Proskauer, Troutman and Brownstein. Representatives of Troutman also provided an overview of the Viskase Special Committee’s fiduciary duties and the process for evaluating and considering an amended transaction between Viskase and Enzon. Representatives of Alvarez & Marsal indicated that they would update their financial analysis.
On September 16, 2025, Brownstein sent an initial draft of the Merger Agreement Amendment to the Enzon Special Committee reflecting the previously discussed modifications to the Merger Agreement. On September 17, 2025 and September 18, 2025, the Enzon Special Committee reviewed the draft of the Merger Agreement Amendment and discussed changes with Brownstein. The Enzon Special Committee also continued to analyze whether the revised Exchange Ratio would result in a limitation on Enzon’s ability to utilize its NOLs.
On September 16, 2025, the Viskase Special Committee met virtually with Representatives of Troutman and Alvarez & Marsal for the purpose of, among other things, engaging Alvarez & Marsal to provide a fairness opinion in connection with the proposed revised exchange ratio.
On September 18, 2025, Brownstein, on behalf of the Enzon Special Committee, circulated an initial draft of the Merger Agreement Amendment to Troutman and Proskauer and included an additional post-closing milestone payment for the benefit of Enzon stockholders based upon certain future cash that Enzon may receive within three years of the Closing Date.
On September 22, 2025, the Enzon Special Committee approved the engagement of A.G.P. to provide a fairness opinion with respect to the proposed revised exchange ratio.
On September 25, 2025, Troutman, on behalf of the Viskase Special Committee, circulated comments to the Merger Agreement Amendment to Brownstein and Thompson Hine, which included comments provided to Troutman by Proskauer on behalf of the IEH Parties.
On September 28, 2025, Brownstein, on behalf of the Enzon Special Committee, circulated comments to the Merger Agreement Amendment to Troutman, Proskauer and Thompson Hine. At the time, the principal open item in the Merger Agreement Amendment related to the previously described post-closing milestone payment which the Enzon Special Committee believed would be attractive to Enzon stockholders.

On September 29, 2025, an Affiliate of IEH invested approximately $5,000,000 in Viskase by purchasing 7,042,254 shares of Viskase Common Stock in private placement transaction at a purchase price per share of $0.71. The private placement was entered into to enable Viskase to meet its debt and other obligations while pursuing its restructuring plans.
On September 30, 2025, Proskauer, on behalf of IEH, circulated an initial draft of the IEH Support Agreement Amendment to Brownstein, Troutman and Thompson Hine.
Also on September 30, 2025, the Enzon Special Committee sent to the Viskase Special Committee questions relating to Viskase’s financial performance, projections and anticipated cash uses.
On October 1, 2025, the Enzon Special Committee met with Brownstein to discuss the Merger Agreement Amendment, including the composition of the board of directors of the combined company following the transaction, the potential for the inclusion of a post-closing milestone payment and certain textual changes to the Merger Agreement Amendment.
On October 6, 2025, Troutman provided comments to the Merger Agreement Amendment on behalf of the Viskase Special Committee to Brownstein, Proskauer and Thompson Hine.
On October 6, 2025, Troutman, on behalf of Viskase, provided written responses to Brownstein to the questions asked by the Enzon Special Committee on September 30, 2025.
On October 7, 2025, the Enzon Special Committee sent additional follow-up questions to Viskase to the Viskase Special Committee.
On October 10, 2025, Viskase entered into an amendment to its credit agreement, providing for, among other things, a limited waiver of certain covenant defaults and covenants that may have occurred as of September 30, 2025.
On October 13, 2025, the Viskase Special Committee provided the Enzon Special Committee with revised projections (the “October 13 Projections”) for use by the Enzon Special Committee in its consideration of the amended transaction and by A.G.P. in connection with its fairness opinion process. Also on October 13, 2025, Troutman provided written responses to questions that were sent to Viskase on October 7, 2025.
On October 14, 2025, Proskauer provided comments to the Merger Agreement Amendment on behalf of IEH to Brownstein, Troutman and Thompson Hine.
On October 14, 2025, the Enzon Special Committee and Representatives of IEH discussed certain transaction points. Among the points discussed, IEH indicated that it would be willing to support a post-transaction board of directors for the combined company that included Mr. Bleznick and Mr. Read, along with other directors to be named later by Viskase. IEH also indicated that it was not willing to provide a comfort letter or other form of credit support to Enzon at this point in time that would potentially enable the removal of Viskase’s going concern qualification, which the Enzon Special Committee had requested.
On October 15, 2025, the Enzon Special Committee and a Representative of Brownstein met to discuss the status of negotiations on the Merger Agreement Amendment, the status of A.G.P.’s fairness opinion process and the October 14, 2025 call with IEH. The Enzon Special Committee further determined that the updates included in the October 13 projections did not warrant renegotiation of the terms of the proposed Merger Agreement Amendment. The Enzon Special Committee determined that the proposed board of directors including two current Enzon directors was an acceptable proposal and agreed that, while a comfort letter from IEH regarding Viskase’s debt financing would be helpful, such a letter would be unusual in the context and that the balance of factors supported continuing to pursue the amended transaction with Viskase without such a comfort letter. In addition, the Enzon Special Committee discussed the possibility that Mr. Couchman would agree to enter into a support agreement regarding the transaction. The Enzon Special Committee determined that Mr. Couchman was unlikely to enter into a support agreement at that time and that it would consider continuing discussions with him at a later date.

On October 20, 2025, Brownstein, on behalf of the Enzon Special Committee, circulated comments to the Merger Agreement Amendment and the IEH Support Agreement Amendment to Troutman and Proskauer. In connection with finalizing the terms of the Merger Agreement Amendment, the parties agreed to omit the post-closing milestone payment construct from the Merger Agreement Amendment. In addition, due to the change in the exchange ratio and the Minimum Cash Condition, the parties determined that the IEH Exchange Adjustment was no longer necessary to be included and that the IEH Share Exchange should occur at the 20-day VWAP calculated as of the date of the Merger Agreement Amendment. Based on the Section 382 analysis performed by Eisner, the Enzon Special Committee also determined that the amended transaction reflected in the Merger Agreement Amendment was not expected to limit Enzon’s ability to utilize its NOLs in the future.
On October 21, 2025, the Enzon Special Committee held a virtual meeting with Representatives of Brownstein, Potter and A.G.P. present. A.G.P. provided a financial presentation to the Enzon Special Committee, which included a review of the financial analyses of Viskase performed by A.G.P. based on the October 13 Projections, and rendered to the Enzon Special Committee an opinion, which was initially rendered verbally and confirmed in a written opinion, dated October 21, 2025, to the effect that, as of that date and based on and subject to the matters described in its opinion, the Exchange Ratio in the Merger pursuant to the Merger Agreement, as amended by the Merger Agreement Amendment, was fair, from a financial point of view, to Enzon. Representatives of Potter then provided an overview of fiduciary duties of the Enzon Special Committee members applicable to their consideration of the transaction. Following discussion and consideration of the proposed transaction, the Enzon Special Committee unanimously, among other things, (i) determined that the Merger Agreement, as amended by the Merger Agreement Amendment, and the transactions contemplated thereby are fair to, and in the best interests of, Enzon and its stockholders, without regard to the IEH Parties and (ii) recommended that the Enzon Board (a) approve the Merger Agreement Amendment and the transactions contemplated thereby, including the Reverse Stock Split and (b) recommend that the Enzon stockholders entitled to vote thereon approve the Reverse Stock Split Proposal and the Merger Proposal.
Following the Enzon Special Committee meeting, on October 21, 2025, the Enzon Board held a virtual board meeting, which all members of the Enzon Board attended, with Enzon’s Chief Executive Officer, Chief Financial Officer and Secretary, Richard L. Feinstein and Representatives from A.G.P., Thompson Hine, Brownstein and Ashby also in attendance. At the Enzon Board meeting, the Enzon Special Committee delivered its recommendation and provided detail on the Enzon Special Committee’s process. The Enzon Board then discussed various legal, financial and other considerations relating to the proposed transaction, including, among other things, the transaction structure, the relative valuations of Enzon and Viskase and the Exchange Ratio, the treatment of the IEH Parties in the transaction, including the IEH Support Agreement Amendment and the contemplated transaction timeline. Representatives of Ashby then provided an overview of fiduciary duties of the Enzon Board members applicable to their consideration of the transaction. Discussions among the Enzon Board members ensued. Following discussion, the Enzon Board, acting upon the unanimous recommendation of the Enzon Special Committee, unanimously, among other things, (i) determined that the Merger Agreement, as amended by the Merger Agreement Amendment and the transactions contemplated thereby are fair to, and in the best interests of, Enzon and its stockholders, (ii) approved the Merger Agreement Amendment and the transactions contemplated thereby, including the Reverse Stock Split and (iii) recommended that the holders of Enzon Common Stock entitled to vote thereon approve the Reverse Stock Split Proposal and the Merger Proposal.
Later on October 21, 2025, Troutman contacted Brownstein to inform Enzon that Viskase had discovered a miscalculation in the October 13 Projections and subsequently sent updated projections to Enzon (the “October 21 Projections”). The Enzon Special Committee and the Enzon Board reviewed the changes to the October 13 Projections reflected in the October 21 Projections and with their advisors, assessed the impact of the changes to Viskase and the transaction.
On October 22, 2025, the Viskase Special Committee held a virtual meeting. At the Viskase Special Committee’s request, Alvarez & Marsal reviewed with the Viskase Special Committee its financial analyses with respect to Viskase, Enzon and the Merger and rendered its oral opinion, dated October 22, 2025, which was confirmed by delivery of Alvarez & Marsal’s written opinion dated October 22, 2025, to the Viskase Special Committee to the effect that, as of that date and based on and subject to the assumptions made, qualifications and limitations on the review undertaken and other matters considered by Alvarez & Marsal in preparing its opinion, the amended Exchange Ratio provided for in the Merger Agreement Amendment, after giving effect to the IEH Share Exchange, the Series C Exchange Offer, Reverse Stock Split, and the Surviving Company Conversion, was fair, from a financial point of view, to the holders of Viskase Common Stock other than the IEH Parties. Representatives of Troutman then provided an overview of fiduciary duties of the Viskase Special Committee members applicable to their consideration of the transaction. Following discussion, the Viskase Special Committee unanimously (with the exception of Mr. P. Shea who had a scheduling conflict but had otherwise stated his support for the Merger) (i) determined that the Merger Agreement Amendment and the transactions contemplated thereby are fair to, and in the best interests of Viskase and Viskase’s stockholders, other than the IEH Parties and (ii) declared it advisable that Viskase enter into the Merger Agreement Amendment and consummate the transactions contemplated thereby.
On October 23, 2025, the Viskase Board held a virtual meeting. Upon the recommendation of the Viskase Special Committee, the Viskase Board unanimously (with the exception of Mr. P. Shea who had a scheduling conflict but had otherwise stated his support for the merger) (i) determined that the Merger Agreement Amendment and the transactions contemplated thereby are fair to, and in the best interests of Viskase and Viskase’s stockholders, other than the IEH Parties, and declared it advisable, that Viskase enter into the Merger Agreement Amendment and consummate the transactions contemplated thereby, (ii) adopted resolutions approving and declaring the advisability of the Merger Agreement Amendment and the consummation of the transactions contemplated thereby, including the Merger, (iii) adopted resolutions recommending that the stockholders of Viskase entitled to vote adopt the Merger Agreement, as amended by the Merger Agreement Amendment, and (iv) directed that the Merger Agreement, as amended by the Merger Agreement Amendment, and the transactions contemplated thereby be submitted to the stockholders of Viskase entitled to vote for adoption.
On October 24, 2025, Representatives of A.G.P. informed the Enzon Special Committee the extent to which the financial analyses in A.G.P.’s financial presentation, dated October 21, 2025, were affected by the October 21 Projections. A.G.P. did not withdraw the opinion it rendered on and as of October 21, 2025 and subsequently replaced the financial presentation to the Enzon Special Committee, dated October 21, 2025, in order to reflect the October 21 Projections. Following discussion among the members of the Enzon Special Committee and the Enzon Board, Enzon determined that the updates reflected in the October 21 Projections did not change the Enzon Special Committee’s or the Enzon Board’s recommendations, approvals and determinations made at the respective meetings on October 21, 2025 and determined to proceed with the execution of the Merger Agreement Amendment.
On October 24, 2025, the Merger Agreement Amendment and the IEH Support Agreement Amendment were executed by the parties. Later that evening, on October 24, 2025, Enzon and Viskase issued a press release announcing the execution of the Merger Agreement Amendment, and, as instructed by Enzon and acting on Enzon’s behalf, Representatives of Thompson Hine filed a current report on Form 8-K on Enzon’s behalf disclosing the execution of the Merger Agreement Amendment, and appropriate exhibits. IEH filed with the SEC an amendment to its Schedule 13D disclosing the revised transaction and filing the IEH Support Agreement.
Enzon’s Reasons for the Merger; Recommendation of the Enzon Special Committee and the Enzon Board
The Enzon Special Committee consists of two (2) directors: Randolph C. Read and Stephen T. Wills. Each of Messrs. Read and Wills satisfies the requirements to serve on the Enzon Special Committee and such committee of the Enzon Board was formed pursuant to the Enzon Bylaws. The Enzon Board established the Enzon Special Committee of independent and disinterested directors to, among other things, analyze, evaluate and oversee a potential transaction with Viskase and any available alternatives thereto and/or to reject such a transaction.
The Enzon Special Committee retained, and was advised by, Brownstein, as its outside legal counsel, Potter, as its Delaware legal counsel, A.G.P., as its financial advisor and Eisner, as its tax advisor. The Enzon Special Committee oversaw the performance of due diligence on behalf of Enzon, conducted a review and evaluation of the Enzon Proposals, considered other alternatives to the Merger, including maintaining the status quo, and negotiated with Viskase, IEH and each of their respective Representatives with respect to the Enzon Proposals and other related arrangements.

In a meeting held on June 20, 2025, the Enzon Special Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Enzon and its stockholders, without regard to the IEH Parties, and (ii) recommended that the Enzon Board (A) approve the Merger Agreement and the transactions contemplated thereby, including the Reverse Stock Split and (B) recommend that the Enzon stockholders entitled to vote thereon approve the Reverse Stock Split Proposal and the Merger Proposal.
On June 20, 2025, upon the unanimous recommendation of the Enzon Special Committee, the Enzon Board unanimously, among other things, (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to, in the best interests of, Enzon and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Reverse Stock Split and (iii) recommended that the holders of Enzon Common Stock entitled to vote thereon approve the Reverse Stock Split Proposal and the Merger Proposal.
In a meeting held on October 21, 2025, the Enzon Special Committee unanimously (i) determined that the Merger Agreement, as amended by the Merger Agreement Amendment, and the transactions contemplated thereby are fair to, and in the best interests of, Enzon and its stockholders, without regard to the IEH Parties, and (ii) recommended that the Enzon Board (A) approved the Merger Agreement Amendment and the transactions contemplated thereby, including the Reverse Stock Split and (B) recommend that the Enzon stockholders entitled to vote thereon approve the Reverse Stock Split Proposal and the Merger Proposal.
On October 21, 2025, upon the unanimous recommendation of the Enzon Special Committee, the Enzon Board unanimously, among other things, (i) determined that the Merger Agreement, as amended by the Merger Agreement Amendment and the transactions contemplated thereby are fair to, in the best interests of, Enzon and its stockholders, (ii) approved the Merger Agreement Amendment and the transactions contemplated thereby, including the Reverse Stock Split and (iii) recommended that the holders of Enzon Common Stock entitled to vote thereon approve the Reverse Stock Split Proposal and the Merger Proposal.
In evaluating the Merger Agreement and transactions contemplated thereby, including the Merger, the Enzon Special Committee, as described above in the section titled “Background of the Merger” in this prospectus/consent solicitation statement, held a number of meetings and consulted with Enzon’s senior management and its advisors, A.G.P., Brownstein and Potter. In making the decision to recommend that the Enzon stockholders vote to adopt the Merger Agreement and approve the Merger, the Enzon Board considered the Enzon Special Committee’s evaluation, analysis and unanimous recommendation, and the fact that the Enzon Special Committee consists of two (2) independent and disinterested directors of Enzon who are not affiliated with the IEH Parties, are not employees of Enzon or any of its Affiliates and have no financial interest in the Merger different from, or in addition to, the interests of Viskase’s unaffiliated stockholders, other than their interests described under the section titled “Interests of Executive Officers and Directors in the Merger — Interests of Enzon’s Executive Officers and Directors in the Merger” in this prospectus/consent solicitation statement. In addition, in making the decisions to recommend that the Enzon stockholders vote to adopt the Merger Agreement and approve the merger, the Enzon Board also consulted with Enzon’s senior management and its advisors, Thompson Hine and Ashby.
In reaching their determinations and recommendations, the Enzon Special Committee and the Enzon Board considered a broad range of factors as being generally positive or favorable, including, but not limited to, the following (and not listed in order of relative importance):
Financial Terms
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the percentage of Enzon that would be owned by the holders of Enzon Common Stock, other than the IEH Parties, in the aggregate following the Merger, including the increased percentage of Enzon that would be owned by the holders of Enzon Common Stock following the change to the Exchange Ratio in connection with the Merger Agreement Amendment;

•
the opportunity for holders of Enzon Common Stock to own shares in an operating business having Viskase’s current and historical business, financial condition, results of operations, competitive position, strategic options and future prospects;

The Enzon Special Committee
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the Enzon Special Committee’s belief that the Merger presents the best opportunity available to maximize value for holders of Enzon Common Stock, which belief is based on consideration of alternative transaction structures (including maintaining the status quo);

•
the value achieved through arm’s-length negotiations, including:

•
the Exchange Ratio and the Merger Consideration;

•
the IEH Support Agreement, pursuant to which the IEH Parties agreed to, among other things and subject to certain exceptions, (i) deliver written consents approving the Merger Proposal, (ii) deliver written consents with respect to all of the issued and outstanding shares of Enzon Common Stock held by the IEH Parties approving the Reverse Stock Split Proposal and (iii) immediately prior to the Closing, effectuate the conversion of each issued and outstanding share of Enzon Series C Preferred Stock into shares of Enzon Common Stock based upon the Enzon 20-day VWAP;

•
the following procedural safeguards involved in the negotiation of the Merger Agreement:

•
the Enzon Special Committee consisted solely of independent directors who are not officers, employees or controlling stockholders of IEH or its Affiliates;

•
the Enzon Special Committee was delegated exclusive authority to, among other things, (i) analyze, evaluate and oversee any Enzon Alternative Transactions, (ii) establish, approve, modify, monitor and direct the process and procedures related to the review and evaluation of any Enzon Alternative Transaction, including, but not limited to, the authority to determine not to proceed with any such process, procedures, review, or evaluation, or to recommend any of the foregoing to the full Enzon Board, (iii) reject any Enzon Alternative Transaction, (iv) determine whether any Enzon Alternative Transaction is fair to, and in the best interests of, Enzon and its stockholders, (v) recommend to the Enzon Board what action, if any, should be taken by the Enzon Board with respect to any Enzon Alternative Transaction, (vi) take such other action related to or arising in connection with a potential transaction with Viskase or any Enzon Alternative Transaction as the Enzon Special Committee deemed necessary, appropriate or advisable, (vii) retain legal, investment banking, accounting or other advisors, experts, and services, including the engagement of an independent law firm and a third-party financial advisor, to advise and report to the Enzon Special Committee, to analyze and assist the Enzon Special Committee in responding to any proposals received with respect to any Enzon Alternative Transaction, and to pay the fees of such advisors, experts and vendors, (viii) to consult with management and direct the officers of Enzon to assist the Special Committee in fulling its activities relating to any Enzon Alternative Transaction and (ix) take any other action in furtherance of the Enzon Special Committee’s consideration of any Enzon Alternative Transaction which the Enzon Special Committee determines in its sole discretion to be advisable and consider such other matters as may be requested by the Enzon Board from time to time;

•
the compensation of the members of the Enzon Special Committee was in no way contingent on approval of any transaction;

•
the Enzon Special Committee was charged with evaluating and negotiating the terms and conditions of the proposed Merger on behalf of Enzon, the Enzon Board and the holders of Enzon Common Stock and empowered to negotiate or decline to pursue a transaction;

•
the terms of the Merger were determined through arm’s-length negotiations between the Enzon Special Committee and the Viskase Special Committee, with the assistance of their respective advisors;

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the Enzon Special Committee was advised by experienced and qualified advisors, consisting of legal counsel, Brownstein and Potter, financial advisor, A.G.P. and tax advisor, Eisner.

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the frequency and extent of the Enzon Special Committee’s deliberation and its access to Enzon’s management and advisors in connection with the evaluation of the potential transaction with Viskase.

Low Likelihood of Alternative Transactions
•
the IEH Parties own, in the aggregate, approximately [48.6]% of the issued and outstanding shares of Enzon Common Stock and communicated to the Enzon Special Committee that the IEH Parties, in their capacity as holders of Enzon Common Stock, are interested only in effectuating the Merger and the transactions contemplated thereby and that in such capacity, the IEH Parties have no interest in any alternative sale, merger or similar transaction involving Enzon, which could discourage the making of a competing proposal;

•
the absence of other strategic alternatives available to Enzon prior to the execution of the Merger Agreement that would provide comparable or superior value to the holders of Enzon Common Stock;

•
Since June 20, 2025, Enzon has not received any Enzon Superior Proposals and neither Enzon nor its Representatives is engaged in discussions with any third party regarding an Enzon Superior Proposal.

Opinion of the Enzon Special Committee’s Financial Advisor
•
the Enzon Special Committee was advised by A.G.P. as financial advisor, a nationally recognized firm selected by the Enzon Special Committee, and that, based on disclosures made to the Enzon Special Committee, the Enzon Special Committee concluded that A.G.P. was free of material conflicts and could provide independent advice in connection with the potential transaction;

•
the opinion of A.G.P., dated October 21, 2025, to the Enzon Special Committee as to the fairness, from a financial point of view, to Enzon of the Exchange Ratio in the Merger pursuant to the Merger Agreement (please see the section titled “Opinion of the Enzon Special Committee’s Financial Advisor” in this prospectus/consent solicitation statement for further information regarding the opinion).

Timing and Certainty
•
the timing of the Merger and the risk that a similar or better opportunity may not arise in the future;

•
the Enzon Special Committee’s belief that the Merger has a high likelihood of being completed in a timely manner based on, among other things, (i) the limited number and nature of the conditions to the Merger and (ii) Enzon’s ability, pursuant to the Merger Agreement, to pursue remedies that include specific performance and equitable relief to prevent breaches of the Merger Agreement by Viskase and to specifically enforce the terms of the Merger Agreement;

•
Viskase committed to provide the Viskase Stockholder Approval, to adopt the Merger Agreement and approve the Merger by written consent in connection with the execution of the Merger Agreement and the IEH Parties committed to approve the Merger by written consent in connection with the execution of the Merger Agreement;

•
the terms of the Merger Agreement, principally:

•
the provisions allowing the Enzon Special Committee and the Enzon Board (acting on the recommendation of the Enzon Special Committee) to (i) make an Enzon Adverse Recommendation Change in response to an Enzon Intervening Event, if the Enzon Board (acting on the recommendation of the Enzon Special Committee) or the Enzon Special Committee determines in good faith, after consultation with outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law or (ii) make an Enzon Adverse Recommendation Change or effect an Enzon Superior Proposal Termination in response to an Enzon Superior Proposal, if the Enzon Board (acting on the recommendation of the Enzon Special Committee) or the Enzon Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, that such proposal constitutes an Enzon Superior Proposal;

•
the agreement that Jordan Bleznick and Randolph C. Read, two of the current directors of Enzon, will each remain as a director of Enzon following the Merger;

•
the operating covenants which Viskase is subject to in the Merger Agreement provide protection to Enzon stockholders by restricting Viskase’s ability to take certain actions prior to the Closing that could reduce the value of the Combined Company following the Merger (please see the section titled “Covenants of the Parties — Conduct of Business Pending the Merger” in this prospectus/consent solicitation statement for further information regarding such restrictions);

•
the provisions allowing Enzon, under certain circumstances provided in the Merger Agreement, to terminate the Merger Agreement in order to enter into a superior proposal from a third party (other than the IEH Parties) and upon payment of the termination fee equal to $1,000,000; and

•
the termination fee of $1,000,000 that could become payable by Enzon pursuant to the Merger Agreement in the event the Merger Agreement is terminated under certain circumstances described in the Merger Agreement, which is reasonable and would not likely deter third parties from making alternative acquisition proposals that would be more favorable to holders of Enzon Common Stock than the Merger.

Risks and Potentially Negative Factors
In reaching their determinations and recommendations, the Enzon Special Committee and the Enzon Board considered additional factors as being potentially negative, including but not limited to, the following (and not listed in order of relative importance):
•
there are certain potential negative consequences that may affect holders of Enzon Common Stock, including the following:

•
the ownership dilution to current holders of Enzon Common Stock as a result of the issuance of Enzon Common Stock to holders of Viskase Common Stock as a Merger Consideration, which may reduce the influence that current holders of Enzon Common Stock have on the management of the Combined Company;

•
control of Enzon following the Merger will be exercised by directors appointed by holders of Viskase Common Stock;

•
following the Merger, the IEH Parties will hold a significant majority of the Enzon Common Stock and the IEH Parties will have the ability to exercise voting control over the Combined Company.

•
the absence of certain procedural safeguards, including:

•
holders of Enzon Common Stock are not entitled to appraisal rights under the Merger Agreement or the DGCL;

•
certain directors of Enzon have interests in the Merger that are different than, or in addition to, the interests of the holders of Enzon Common Stock;

•
certain terms of the Merger Agreement, principally:

•
the provisions limiting the ability of Enzon to solicit, or to consider, unsolicited offers from third parties;

•
certain potential break-up fees payable by Enzon, including in connection with termination of the Merger Agreement as a result of a superior transaction proposal;

•
the closing condition relating to the limitation of not more than three percent (3%) of holders of Viskase Common Stock from exercising their dissenters’ rights pursuant to Section 262 of the DGCL;

•
the closing condition relating to Enzon’s satisfaction of the Minimum Cash Condition at Closing;

•
with respect to each of Enzon and Merger Sub (each, a “Waiving Party”), waive, consent to and release (a) any inaccuracy in, breach of or failure to comply with any representation, warranty,

covenant or agreement of Viskase in the Merger Agreement, to the extent known to such Waiving Party as of the date of the Merger Agreement Amendment (each, a “Viskase Breach”) and (b) any fact, event, circumstance or condition giving rise to a Viskase Breach, in each case to the extent known to such Waiving Party as of the date of the Merger Agreement Amendment and occurring or existing on or prior to such date;
•
if Enzon, Merger Sub or any of their respective Representatives knew of the material facts of a matter prior to the date of the Merger Agreement Amendment, then no effect, change, event or occurrence arising out of, or resulting from, such facts will constitute a Viskase Material Adverse Effect for all purposes under the Merger Agreement; provided that, for the avoidance of doubt, a Viskase Material Adverse Effect may result from facts that Enzon, Merger Sub or any of their respective Representatives become aware of after the date of the Merger Agreement Amendment;

•
litigation may occur in connection with the Merger and any such litigation may result in significant costs and/or an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Merger;

•
the costs incurred to date and to be incurred in connection with the Merger and the other transactions contemplated thereby, including the fees and expenses associated with completing such transactions;

•
the Merger might not be completed in a timely manner, or the Merger might not be consummated at all as a result of a failure to satisfy the conditions contained in the Merger Agreement, including, but not limited to, a failure to obtain required stockholder approvals, and a failure to complete the Merger could negatively affect the trading price of Enzon Common Stock or could result in significant costs and disruption to Enzon;

•
the Merger may not be completed within the expected timeline;

•
although it is intended that the Merger should not result in an ownership change under Section 382 of the Code, if such an ownership change is found to have occurred, it would significantly limit the Combined Company’s ability to use Enzon’s NOL carryforwards, certain credits and other tax attributes that the Combined Company would be permitted to use to offset taxable income in a single year; however, due to the existence of a valuation allowance for deferred tax assets, it is not expected that such limitation under Section 382 of the Code, if any, should have an impact on the Combined Company’s financial statements and effective tax rate;

•
if the Merger is completed, the IEH Parties, in the aggregate, will be controlling stockholders of the Combined Company, which may have the effect of making it more difficult for third parties to acquire, or discouraging a third party from seeking to acquire, the Combined Company and that a third party would be required to negotiate any such transaction with the IEH Parties, and the interests of the IEH Parties may be different from the interests of other current Enzon stockholders; and

•
substantial time and effort of Viskase’s management will be required to complete the Merger, which may disrupt Viskase’s business operations and divert management’s attention away from Viskase’s day-to-day business, which may impact the Combined Company following the Merger.

The foregoing discussion is not intended to be exhaustive, but it is intended to address the material information and principal factors considered by the Enzon Special Committee and the Enzon Board in considering the Merger. In view of the number and variety of factors and the amount of information considered, the Enzon Special Committee and the Enzon Board did not find it practicable to, and did not make specific assessments of, quantify, rank or otherwise assign relative weights to, the specific factors considered in reaching their determinations. In addition, the Enzon Special Committee and the Enzon Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to their ultimate determinations. Individual members of the Enzon Special Committee and the Enzon Board may have given different weight to different factors. The Enzon Special Committee and the Enzon Board made their recommendations based on the totality of information presented to, and the investigation conducted by, the Enzon Special Committee and the Enzon Board. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus/consent solicitation statement. Many factors were considered by the Enzon Special Committee and the Enzon Board, and the factors outlined herein may or may not have been considered by any particular directors. Notwithstanding whether any of these were considered by any individual board member, the Enzon Board voted unanimously to approve and enter into the Merger Agreement and the transactions contemplated thereby.
Upon the unanimous recommendation of the Enzon Special Committee, the Enzon Board unanimously, among other things, (i) determined that the Merger Agreement, as amended by the Merger Agreement Amendment, and the transactions contemplated thereby are fair to, and in the best interests of, Enzon and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Reverse Stock Split, and (iii) recommended that the holders of Enzon Common Stock entitled to vote thereon approve the Reverse Stock Split Proposal and the Merger Proposal.
Viskase’s Reasons for the Merger; Recommendation of the Viskase Special Committee and the Viskase Board
All disclosures in this section are based solely on information provided by Viskase. Enzon has relied on Viskase to provide such information and has not independently verified the information in this section provided by Viskase. Enzon has also relied on Viskase’s representations and warranties related to such information in the Merger Agreement.
As described above under the section titled “Background of the Merger” in this prospectus/consent solicitation statement, the Viskase Board formed the Viskase Special Committee, consisting of independent and disinterested directors — Stephen Maurer, Kenneth Shea and Peter Shea — pursuant to the Viskase Bylaws. The resolutions passed by the Viskase Board forming the Viskase Special Committee delegated exclusive authority to, among other things, (i) review and evaluate the terms and conditions and determine the advisability of a potential transaction with Enzon, (ii) consider whether there were alternatives to a potential transaction with Enzon that would be in the best interests of Viskase and its stockholders (each, a “Viskase Alternative Transaction”), (iii) review and evaluate the terms and conditions and determine the advisability of one (1) or more Viskase Alternative Transactions, (iv) if the Viskase Special Committee deemed it appropriate or advisable, negotiate the price, structure, form, terms and conditions of a potential transaction with Enzon or any Viskase Alternative Transaction, as well as any definitive agreements in connection therewith, (v) after obtaining appropriate knowledge of the material facts, determine whether any such transaction was fair and reasonable to, advisable and in the best interests of, Viskase and its stockholders (including the applicable IEH Parties, as well as any other interested stockholders, but solely in their capacities as stockholders), (vi) if the Viskase Special Committee deemed it appropriate or advisable, recommending to the entire Viskase Board what action, if any, should be taken by Viskase with respect to a potential transaction with Enzon or any Viskase Alternative Transaction, (vii) take such other action related to or arising in connection with a potential transaction with Enzon or any Viskase Alternative Transaction as the Viskase Special Committee deemed necessary, appropriate or advisable, and (viii) provide reports and/or recommendations to the Viskase Board in regard to such matters at such times as the Viskase Special Committee deemed appropriate and consistent with its activities. The Viskase Board further resolved not to approve or submit for the approval of Viskase stockholders any potential transaction between Viskase and Enzon or other third parties without having received the prior favorable recommendation of the Viskase Special Committee. The Viskase Board subsequently appointed Mr. P. Shea as the Viskase Special Committee’s Chairman.
The Viskase Special Committee retained, and was advised by, Troutman, as its outside legal counsel and Alvarez & Marsal, as its financial advisor. The Viskase Special Committee oversaw the performance of financial and legal due diligence by its advisors, conducted a review and evaluation of the Reverse Stock Split Proposal and the Merger Proposal, considered other alternatives to the Merger, including maintaining the status quo and negotiated with Enzon, IEH and each of their respective Representatives with respect to the Enzon Proposals and other related arrangements.
At a meeting of the Viskase Special Committee held on June 19, 2025, the Viskase Special Committee unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of Viskase and Viskase’s stockholders other than IEH and its Affiliates, and declared it advisable that Viskase enter into the Merger Agreement and consummate the transactions contemplated thereby and (ii) recommending that the Viskase Board (A) adopt resolutions approving and declaring the advisability of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (B) adopt resolutions recommending that the stockholders of Viskase entitled to vote adopt the Merger Agreement and (C) direct that the Merger Agreement and the transactions contemplated thereby be submitted to the stockholders of Viskase entitled to vote for adoption.
In lieu of a meeting, following the meeting of the Viskase Special Committee, and upon the unanimous recommendation of the Viskase Special Committee, the Viskase Board unanimously adopted resolutions via written consent on June 19, 2025, (i) determining that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Viskase and Viskase’s stockholders, and declared it advisable that Viskase enter into the Merger Agreement and consummate the transactions contemplated thereby, (ii) approving and declaring the advisability of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iii) recommending that the stockholders of Viskase entitled to vote adopt the Merger Agreement and (iv) directing that the Merger Agreement and the transactions contemplated thereby be submitted to the stockholders of Viskase entitled to vote for adoption.
At a meeting of the Viskase Special Committee held on October 22, 2025, the Viskase Special Committee adopted resolutions (i) determining that the Merger Agreement Amendment and the transactions contemplated thereby are fair to, and in the best interests of Viskase and its stockholders, other than the IEH Parties and (ii) declaring it advisable that Viskase enter into the Merger Agreement Amendment and consummate the transactions contemplated thereby.
At a meeting of the Viskase Board held on October 23, 2025, and upon the recommendation of the Viskase Special Committee, the Viskase Board adopted resolutions (i) approving and declaring the advisability of the Merger Agreement Amendment and the consummation of the transactions contemplated thereby, including the Merger, (ii) adopted resolutions recommending that the stockholders of Viskase entitled to vote adopt the Merger Agreement, as amended by the Merger Agreement Amendment, and (iii) directed that the Merger Agreement, as amended by the Merger Agreement Amendment, and the transactions contemplated thereby be submitted to the stockholders of Viskase entitled to vote for adoption.
In evaluating the Merger Agreement and transactions contemplated thereby, including the Merger, the Viskase Special Committee, as described above in the section titled “Background of the Merger” in this prospectus/consent solicitation statement, held a number of meetings, consulted with Viskase’s senior management and its advisors, Alvarez & Marsal and Troutman. In making the decision to recommend that the Viskase stockholders vote to adopt the Merger Agreement and approve the Merger, the Viskase Board considered the Viskase Special Committee’s evaluation, analysis and unanimous recommendation, and the fact that the Viskase Special Committee consists of three (3) independent and disinterested directors of Viskase who are not affiliated with the IEH Parties, are not employees of Viskase or any of its Affiliates and have no financial interest in the Merger different from, or in addition to, the interests of Viskase’s unaffiliated stockholders, other than their interests described under the section titled “Interests of Executive Officers and Directors in the Merger — Interests of Viskase’s Executive Officers and Directors in the Merger” in this prospectus/consent solicitation statement.
In reaching their determinations and recommendations, the Viskase Special Committee and the Viskase Board considered a broad range of factors as being generally positive or favorable, including but not limited to, the following (and not listed in order of relative importance):
Financial Terms
•
the Exchange Ratio and the Merger Consideration;

•
after discussions with Viskase’s management and the financial advisor to the Viskase Special Committee, Alvarez & Marsal, and extensive communications with Enzon, the Viskase Special Committee concluded that the Exchange Ratio reflected the most favorable exchange ratio that Enzon would be willing to agree to in light of the deterioration in Viskase’s financial condition, Viskase management’s “going concern” assessment and issues regarding Viskase’s debt burden, low liquidity and challenges in refinancing;

•
as a result of the all-stock merger consideration upon completion of the Merger and the transactions contemplated by the Merger Agreement, Viskase stockholders will own 55% of the Combined Company’s Common Stock, which will provide Viskase stockholders with an opportunity to benefit, proportionate to their ownership interests of the Combined Company, from the potential long-term value creation of the Combined Company;

•
the Merger will provide Viskase stockholders with greater liquidity, as the Combined Company’s stock will be quoted on the “OTCQB” tier of the OTC;

•
holders of Viskase Common Stock are entitled to appraisal rights in connection with the Merger under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Viskase Common Stock as determined by the Court;

•
the shares of Viskase Common Stock issued to Viskase stockholders will be registered on the registration statement on Form S-4 of which this prospectus/consent solicitation statement is a part and will become freely tradable for Viskase stockholders who are not Affiliates of Viskase; and

•
the expectation that the Enzon Common Stock to be received by Viskase stockholders as the Merger Consideration to be received will be tax-free to Viskase stockholders for U.S. federal income tax purposes (please read the section titled “Material United States Federal Income Tax Consequences” in this prospectus/consent solicitation statement for further information regarding tax consequences).

Viskase’s Prospects
•
Viskase’s current and historical business, financial condition, results of operations, competitive position, strategic options and capital requirements and prospects; and

•
the inherent uncertainty of achieving, due to the scale, available capital and other factors that would be required in order to attain, management’s internal financial projections, including those set forth in the section titled “— Unaudited Pro Forma Condensed Combined Financial Statements” in this prospectus/consent solicitation statement and the fact that Viskase’s actual financial results in future periods could differ materially and adversely from the projected results.

Opinion of the Viskase Special Committee’s Financial Advisor
•
the Viskase Special Committee was advised by Alvarez & Marsal as financial advisor, a nationally recognized firm selected by the Viskase Special Committee, and that, based on disclosures made to the Viskase Special Committee, the Viskase Special Committee concluded that Alvarez & Marsal was free of material conflicts and could provide independent advice in connection with the potential transaction; and

•
the financial analyses reviewed by Alvarez & Marsal with the Viskase Special Committee as well as the oral opinion of Alvarez & Marsal rendered to the Viskase Special Committee on October 22, 2025 (which was confirmed by delivery of Alvarez & Marsal’s written opinion, dated October 22, 2025, to the Viskase Special Committee) as to, as of such date, the fairness, from a financial point of view, to the holders of Viskase Common Stock, other than the IEH Parties, of the Exchange Ratio provided for in the Merger, after giving effect to the IEH Share Exchange, the Series C Exchange Offer and Reverse Stock Split, pursuant to the Merger Agreement (please see the section titled “— Opinion of the Viskase Special Committee’s Financial Advisor” in this prospectus/consent solicitation statement for further information regarding Alvarez & Marsal’s opinion).

The Viskase Special Committee
•
The procedural safeguards and processes implemented to enable the Viskase Special Committee to determine the fairness of the Merger for all of Viskase’s stockholders (other than the IEH Parties), including that:

•
the Viskase Special Committee consists of three (3) independent and disinterested directors of Viskase who are not affiliated with the IEH Parties, are not employees of Viskase or any of its Affiliates and have no financial interest in the Merger different from, or in addition to, the interests of Viskase’s unaffiliated stockholders;

•
the Viskase Board resolved not to approve any potential transaction between Viskase and Enzon without the prior favorable recommendation of the Viskase Special Committee;

•
the Viskase Special Committee was delegated exclusive authority to, among other things, (i) review and evaluate the terms and conditions and determine the advisability of a potential transaction with Enzon, (ii) consider whether there were any Viskase Alternative Transactions, (iii) review and evaluate the terms and conditions and determine the advisability of one (1) or more Viskase Alternative Transactions, (iv) if the Viskase Special Committee deemed it appropriate or advisable, negotiate the price, structure, form, terms and conditions of a potential transaction with Enzon or any Viskase Alternative Transaction, as well as any definitive agreements in connection therewith, (v) after obtaining appropriate knowledge of the material facts, determine whether any such transaction was fair and reasonable to, and in the best interests of, Viskase and its stockholders (including IEH, as well as any other interested stockholders, but solely in their capacities as stockholders), (vi) if the Viskase Special Committee deemed it appropriate or advisable, recommend to the entire Viskase Board what action, if any, should be taken by Viskase with respect to a potential transaction with Enzon or any Viskase Alternative Transaction, (vii) take such other action related to or arising in connection with a potential transaction with Enzon or any Viskase Alternative Transaction as the Viskase Special Committee deemed necessary, appropriate or advisable and (viii) provide reports and/or recommendations to the Viskase Board in regard to such matters at such times as the Viskase Special Committee deem appropriate and consistent with its activities;

•
the terms and conditions of the Merger Agreement were determined through arm’s-length negotiations conducted at the direction of the Viskase Special Committee and the Enzon Special Committee and their respective Representatives and legal advisors;

•
the compensation of the members of the Viskase Special Committee was in no way contingent on approval of any transaction;

•
the Viskase Special Committee made its evaluation of the Merger Agreement and the Merger based upon the factors discussed in this prospectus/consent solicitation statement and with the full knowledge of the interests of the IEH Parties in the Merger;

•
the Viskase Special Committee was advised by experienced and qualified advisors, consisting of legal counsel, Troutman, and financial advisor, Alvarez & Marsal; and

•
the frequency and extent of the Viskase Special Committee’s deliberation and its access to Viskase’s management and advisors in connection with the evaluation of the potential transaction with Enzon.

Timing and Certainty of Value
•
the consideration by the Viskase Special Committee of the timing of the transactions contemplated by the Merger Agreement, including the Merger, and the risk that if Viskase did not accept the terms reflected in the Merger Agreement, at the time that it did, the Viskase Special Committee might not have had another opportunity to do so;

•
the Viskase Special Committee’s belief that no alternatives to the Merger were reasonably likely to create greater value for Viskase stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the Viskase Special Committee and the likelihood of achieving any alternative transaction compared to the likelihood of completing the Merger;

•
American Entertainment Properties Corp., an Affiliate of IEH, owns approximately 91.76% of the issued and outstanding shares of Viskase Common Stock, and communicated to the Viskase Special Committee that American Entertainment Properties Corp., in its capacity as a holder of Viskase Common Stock is interested only in effectuating the Merger and the transactions contemplated thereby and that in such capacity, American Entertainment Properties Corp. has no interest in any alternative sale, merger or similar transaction involving Viskase, which could discourage the making of a competing proposal;

•
Viskase committed to provide the Viskase Stockholder Approval, to adopt the Merger Agreement and approve the Merger by written consent in connection with the execution of the Merger Agreement;

•
the IEH Parties, who, as of the date of the Merger Agreement, directly or indirectly controlled approximately 36,056,636 shares of Enzon Common Stock, or approximately 48.6%, executed the IEH Support Agreement, pursuant to which the IEH Parties agreed to, among other things, and subject to certain exceptions, deliver written consents to all of the issued and outstanding shares of Enzon Common Stock held by the IEH Parties approving the Enzon Proposals as more fully described in the section titled “IEH Support Agreement” in this prospectus/consent solicitation statement;

•
the limited conditions to Viskase’s and Enzon’s respective obligations to complete the Merger; and

•
the conditions to the completion of the transactions contemplated thereby, including the Merger, are not generally within the sole control or discretion of Enzon.

Merger Agreement Terms
•
the financial and other terms and conditions of the Merger Agreement, including the representations, warranties and covenants therein, and the transactions contemplated thereby, including the Merger, resulted from extensive arm’s-length negotiations conducted at the direction of the Viskase Special Committee, with the assistance of experienced outside legal and advisors;

•
the closing condition relating to Enzon’s satisfaction of the Minimum Cash Condition at Closing would cause the Combined Company to have a minimum amount of capital resources to fund the Combined Company;

•
the Viskase Special Committee’s belief that the Merger has a high likelihood of being completed in a timely manner based on, among other things, (i) the limited number and nature of the conditions to the Merger and (ii) Viskase’s ability, pursuant to the Merger Agreement, to pursue remedies that include specific performance and equitable relief to prevent breaches of the Merger Agreement by Enzon and to specifically enforce the terms of the Merger Agreement;

•
the operating covenants to which Enzon is subject in the Merger Agreement provide protection to Viskase stockholders by restricting Enzon’s ability to take certain actions prior to the Closing could reduce the value of the Combined Company following the Merger (please see the section titled “Covenants of the Parties — Conduct of Business Pending the Merger” in this prospectus/consent solicitation statement for further information regarding such restrictions);

•
the Viskase Board’s right under the Merger Agreement to select the officers and directors of the Combined Company; provided that the board of directors of the Combined Company will consist of two current Enzon directors, Jordan Bleznick and Randolph C. Read, together with [•]; and

•
Viskase may terminate the Merger Agreement in the event of an Enzon Adverse Recommendation Change.

Risks and Potentially Negative Factors
In reaching their determinations and recommendations, the Viskase Special Committee and the Viskase Board considered additional factors as being potentially negative, including but not limited to, the following (and not listed in order of relative importance):
•
the interests of the IEH Parties with respect to the transactions contemplated by the Merger Agreement, including the Merger, may be in addition to, or may be different from, the interests of the Viskase stockholders unaffiliated with the IEH Parties, including the financial benefits that the IEH Parties are likely to derive from the transactions contemplated by the Merger Agreement, including the Merger;

•
The terms of the Merger Agreement, including:

•
the operational restrictions imposed on Viskase between the date of the Merger Agreement and the Closing Date (which may delay or prevent Viskase from undertaking business opportunities that may arise pending the completion of the Merger or any other actions Viskase otherwise would have taken with respect to the operations of Viskase absent the pending completion of the Merger);
•
the restrictions imposed by the Merger Agreement on Viskase’s solicitation of acquisition proposals from third parties, and that prospective acquirors may perceive Enzon’s right under the Merger Agreement to negotiate with Viskase to match the terms of any superior proposal prior to Viskase being able to terminate the Merger Agreement and accept a superior proposal to be a deterrent to making alternative proposals;

•
the closing condition limiting dissenting Viskase stockholders to no more than three percent (3%);

•
litigation may occur in connection with the Merger and any such litigation may result in significant costs and/or an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Merger;

•
the risk that the transactions contemplated by the Merger Agreement, including the Merger, may not be completed, and the consequences thereof, including (i) the potential loss of value to Viskase’s stockholders, (ii) the potential negative impact on the operations and prospects of Viskase, including the risk of loss of key personnel, and (iii) the market’s perception of Viskase’s prospects, which could be adversely affected if such transactions contemplated by the Merger Agreement, including the Merger, were delayed or were not completed;

•
the possible effects of the pendency or completion of the transactions contemplated by the Merger Agreement, including the risk of any loss or change in the relationship of Viskase and its subsidiaries with their respective employees, agents, customers and other business relationships, and any possible effect on Viskase’s ability to attract and retain key employees, including that certain key members of Viskase’s senior management have chosen and others might choose not to remain employed with Viskase prior to the completion of the transactions contemplated by the Merger Agreement and the Merger;

•
the completion of the Merger will require the satisfaction of certain other closing conditions, including Enzon’s consummation of the Series C Exchange Offer and Enzon obtaining the Enzon Stockholder Approval;

•
if the Merger is completed, the IEH Parties, in the aggregate, will be controlling stockholders of the Combined Company, which may have the effect of making it more difficult for third parties to acquire, or discouraging a third party from seeking to acquire, the Combined Company, and that a third party would be required to negotiate any such transaction with the IEH Parties, and the interests of the IEH Parties may be different from the interests of other current Viskase stockholders;

•
Viskase’s directors, officers and employees have expended and will expend extensive efforts attempting to complete the transactions completed by the Merger Agreement, including the Merger, and such Persons have experienced and will experience significant distractions from their work during the pendency of such transactions contemplated by the Merger Agreement, including the Merger, which may disrupt Viskase’s business operations; and

•
Viskase has incurred substantial expenses and will generally be required, if the transactions contemplated by the Merger Agreement, including the Merger, are not completed, to pay its own expenses associated with the Merger Agreement and the transactions contemplated thereby, including the Merger, subject to certain limited exceptions.

The foregoing discussion is not intended to be exhaustive, but it is intended to address the material information and principal factors considered by the Viskase Special Committee and the Viskase Board in considering the Merger. In view of the number and variety of factors and the amount of information considered, the Viskase Special Committee and the Viskase Board did not find it practical to, and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching their determinations. In addition, the Viskase Special Committee and the Viskase Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to their ultimate determinations. Individual members of the Viskase Special Committee may have given different weight to different factors. The Viskase Special

Committee and the Viskase Board made their recommendations based on the totality of information presented to, and the investigation conducted by, the Viskase Special Committee and the Viskase Board.
It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors described in the section titled “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus/consent solicitation statement. Many factors were considered by the Viskase Special Committee and the Viskase Board, and the factors outlined herein may or may not have been considered by any particular directors, member of management or advisor of Viskase. Notwithstanding whether any of these were considered by any individual board member, the Viskase Board voted to approve and enter into the Merger Agreement.
Opinion of the Enzon Special Committee’s Financial Advisor
On October 21, 2025, at a meeting of the Enzon Special Committee held to evaluate the Merger and the related transactions, A.G.P. rendered to the Enzon Special Committee an opinion, dated October 21, 2025, to the effect that, as of that date and based on and subject to the matters described in its opinion, the Exchange Ratio in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to Enzon.
The full text of A.G.P.’s written opinion, dated October 21, 2025, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this consent solicitation statement as Annex C and is incorporated by reference in its entirety. A.G.P.’s opinion was provided for the Enzon Special Committee (in its capacity as such) for its information and assistance in connection with its consideration of the financial terms of the Merger. A.G.P.’s opinion does not constitute a recommendation to the Enzon Special Committee or the Enzon Board as to whether the Enzon Special Committee or the Enzon Board should vote to approve the Merger or to any stockholder of Enzon or Viskase as to how any such stockholder should vote at any stockholders’ meeting at which the Merger is considered, or whether or not any stockholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger, or exercise any dissenters’ or appraisal rights that may be available to such stockholder. A.G.P.’s opinion does not compare the relative merits of the Merger with any other alternative transactions or business strategies which may have been available to Enzon and does not address the underlying business decision of the Enzon Special Committee, the Enzon Board or Enzon to proceed with or effect the Merger (including, without limitation, continuing to proceed with the Merger by way of the Merger Agreement Amendment). This summary of A.G.P.’s opinion is qualified in its entirety by reference to the full text of its opinion.
At the direction of Enzon and without independent verification, A.G.P. relied upon and assumed for purposes of its analyses and opinion, that, based on the Exchange Ratio, (a) the number of shares of Enzon Common Stock to be issued by Enzon in the Merger for shares of Viskase Common Stock will be equal to 55% of the total number of shares of Enzon Common Stock issued and outstanding upon consummation of the Merger and (b) the number of shares of Enzon Common Stock issued and outstanding as of immediately prior to the Effective Time will be equal to 45% of the total number of shares of Enzon Common Stock issued and outstanding upon consummation of the Merger.
In rendering its opinion, A.G.P. did, among other things, the following:
•
reviewed the original Merger Agreement and a draft dated October 20, 2025 of the Merger Agreement Amendment;

•
reviewed (i) the audited consolidated financial statements of Enzon contained in its Annual Reports on Form 10-K for the years ended December 31, 2023, and December 31, 2024 as well as (ii) unaudited consolidated financial statements of Enzon contained in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025;

•
reviewed (i) the audited consolidated financial statements of Viskase for the years ended December 31, 2023, and December 31, 2024 as well as (ii) unaudited consolidated financial statements of Viskase for the quarters ended March 31, 2025 and June 30, 2025;

•
reviewed and discussed with Enzon’s management certain other publicly available information concerning Enzon;

•
reviewed certain non-publicly available information concerning Enzon and Viskase, including internal financial analyses and forecasts for Viskase prepared by its management, and held discussions with Enzon’s and Viskase’s respective senior managements regarding recent developments;

•
reviewed publicly available financial and stock market information of certain public companies that were deemed by A.G.P. to be reasonably comparable to Viskase;

•
reviewed financial terms, to the extent publicly available, of certain transactions that were deemed by A.G.P. to be reasonably comparable to the Merger; and

•
reviewed publicly available stock market information of Enzon and Viskase, including current and historical market prices and trading volumes of publicly traded shares of Enzon Common Stock and Viskase Common Stock.

Enzon did not provide A.G.P. with any internal financial analyses or forecasts for Enzon. Given the de minimis revenue attributable to Enzon’s legacy intellectual property assets in the most recent fiscal periods, Enzon instructed A.G.P. to disregard Enzon’s legacy intellectual property assets for the purposes of evaluating the Exchange Ratio. Accordingly, no meaningful value was ascribed for such purposes to such legacy intellectual property assets. For purposes of evaluating the Exchange Ratio, A.G.P. relied on an implied illustrative pre-Merger value of Enzon based on the closing price of Enzon Common Stock on October 20, 2025, as adjusted for an illustrative merger premium and the aggregate liquidation preference amount for the outstanding shares of Enzon Preferred Stock. Since A.G.P. relied on such implied illustrative pre-Merger value of Enzon for purposes of evaluating the Exchange Ratio, A.G.P. did not perform any financial analyses of Enzon.
In rendering its opinion, A.G.P. relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to or discussed with A.G.P. by or on behalf of Enzon or Viskase, or that was otherwise reviewed by A.G.P., and did not assume any responsibility for independently verifying any such information. With respect to the financial forecasts supplied to A.G.P. by Viskase, A.G.P. assumed that they were prepared reasonably and in good faith and were based upon the best currently available estimates and judgments of the management of Viskase as to the matters covered thereby, and A.G.P. relied upon such forecasts in its analysis. As the Enzon Special Committee was aware, in light of Viskase’s deterioration in its financial and operating performance in the first half of 2025 (which accelerated during the second fiscal quarter of 2025), the management of Viskase updated and revised its forecasts significantly downward to reflect lower projected future financial results than those that management had previously projected. A.G.P. was not engaged to assess the reasonableness or achievability of such forecasts or the assumptions upon which they were based, and A.G.P. expressed no views as to such forecasts or the assumptions on which they were based. A.G.P. assumed that the financial and other information that was provided to or discussed with A.G.P. by or on behalf of Enzon or Viskase provided a reasonable basis upon which A.G.P. could form its opinion.
A.G.P. also assumed that there had been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Enzon or Viskase since the date of the last financial statements of each company made available to A.G.P. A.G.P. did not make or obtain any independent evaluation, appraisal or physical inspection of either Enzon’s or Viskase’s assets or liabilities, nor was A.G.P. furnished with any such evaluation or appraisal. Estimates of values of companies and assets did not purport to be appraisals or necessarily reflect the prices at which companies or assets might actually be sold. Such estimates were inherently subject to uncertainty and should not be taken as A.G.P.’s view of the actual value of any companies or assets. A.G.P.’s opinion was not a solvency opinion and did not in any way address the solvency or financial condition of Enzon, Viskase or any other party. As part of its engagement, A.G.P. was not requested by the Enzon Special Committee to solicit and did not solicit the interest of any other parties with respect to the sale of all or any part of Enzon or any other alternative transaction or strategy. A.G.P. expressed no view or opinion as to Viskase’s ability to comply in the future with its covenant and other obligations under its debt agreement(s) or as to the ability of Enzon (if the Merger is consummated) and Viskase to repay or refinance Viskase’s outstanding debt in 2026. A.G.P. expressed no view or opinion as to then recent covenant breaches by Viskase of its debt agreement(s) (which breaches A.G.P. understood were waived) or as to any other developments which resulted in the Merger Agreement Amendment.

A.G.P. assumed, in all respects material to its analysis, that there were no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger would be satisfied without waiver or modification the effect of which would be in any respect material to A.G.P.’s analysis. In addition, A.G.P. assumed that the definitive Merger Agreement Amendment would not differ from the draft A.G.P. reviewed in any respect material to its analysis. A.G.P. also assumed, in all respects material to its analysis, that the representations and warranties of the parties set forth in the Merger Agreement were and would be true and correct and that the Merger would be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of any terms or conditions by Enzon or any other party in any respect material to A.G.P.’s analysis, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger and related transactions would not have an adverse effect on Enzon, Viskase or the Merger in any respect material to A.G.P.’s analysis. In addition, A.G.P. assumed that any adjustments to the Exchange Ratio pursuant to the Merger Agreement would not be material to its opinion. A.G.P. assumed, in all respects material to its analysis, that the Merger and related transactions would be consummated in a manner that complied with all applicable federal and state statutes, rules and regulations. A.G.P. further assumed that Enzon relied upon the advice of its counsel, independent accountants and other advisors (other than A.G.P.) as to all legal, reporting, tax, accounting and regulatory matters with respect to Enzon, Viskase, the Merger and related transactions and the Merger Agreement Amendment and the Merger Agreement. A.G.P.’s opinion did not constitute legal, regulatory, accounting, insurance, tax or other similar professional advice.
A.G.P.’s opinion was limited to whether the Exchange Ratio in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to Enzon, and did not address any other terms, aspects or implications of the Merger or any related transaction, including, without limitation, the form or structure of the Merger or any related transaction or the treatment of Enzon Preferred Stock in connection with the IEH Share Exchange or any other related transaction (including the number of shares of Enzon Common Stock into which shares of Enzon Preferred Stock would convert or the price at which shares of Enzon Preferred Stock would be redeemed). A.G.P.’s opinion also did not consider, address or include: (i) any other strategic alternatives which were currently (or which had been or might be) contemplated by the Enzon Special Committee, the Enzon Board or Enzon; (ii) the legal, tax or accounting consequences of the Merger or any related transaction on Enzon (including, without limitation, whether or not the Merger would qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code); (iii) the fairness of the amount or nature of any compensation to any of Enzon’s officers, directors or employees, or class of such persons, relative to any compensation to the holders of Enzon’s securities or relative to the Exchange Ratio; or (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Enzon, Viskase or any other party to any transaction contemplated by the Merger Agreement. A.G.P. did not express any opinion as to what the actual value of Enzon Common Stock would be when issued in the Merger or any related transaction or the prices at which Enzon Common Stock or Viskase Common Stock would trade at any time.
A.G.P.’s opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to A.G.P. by or on behalf of Enzon, Viskase or their respective advisors, or information otherwise reviewed by A.G.P. as of, the date of its opinion. It was understood that subsequent developments might affect the conclusion reached in A.G.P.’s opinion and A.G.P. did not and does not have any obligation to update, revise or reaffirm its opinion. Further, as the Enzon Special Committee was aware, the credit, financial and stock markets have been experiencing unusual volatility and A.G.P. expressed no opinion or view as to any potential effects of such volatility on Enzon, Viskase or the Merger. In addition, A.G.P. expressed no view or opinion as to what the actual number of shares of Enzon Common Stock issued in the Merger and related transactions would be.
Except as described in this summary, Enzon imposed no other instructions or limitations on A.G.P. with respect to the investigations made or the procedures followed by it in rendering its opinion. This summary is not a complete description of A.G.P.’s opinion or the financial analyses performed and factors considered by A.G.P. in connection with its opinion. A.G.P. believes that its analysis must be considered as a whole and that selecting portions of the analysis or the factors considered by it, without considering all factors and analysis together, could create a misleading view of the process underlying its opinion. A.G.P. did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any one particular factor or analysis and an inaccurate conclusion.
In performing its analyses, A.G.P. considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond Viskase’s or Enzon’s control. No company, business or transaction used in the analyses is identical to Viskase or the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.
The assumptions and estimates contained in A.G.P.’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the assumptions and estimates used in, and the results derived from, A.G.P.’s analyses are inherently subject to substantial uncertainty.
A.G.P. was not requested to, and it did not, recommend the specific consideration payable in the Merger. The type and amount of consideration payable in the Merger was determined through negotiation between Enzon and Viskase and was approved by the Enzon Special Committee and the Enzon Board. The decision of Enzon to enter into the Merger Agreement was solely that of the Enzon Special Committee and the Enzon Board. A.G.P.’s opinion and financial analysis were only one of many factors considered by the Enzon Special Committee in its evaluation of the Merger and should not be viewed as determinative of the views of the Enzon Special Committee, the Enzon Board or Enzon’s management with respect to the Merger or the consideration payable in the Merger.
The following is a summary of the material financial analyses performed by A.G.P. in connection with A.G.P.’s opinion dated October 21, 2025 (using the October 21 projections) and provided to the Enzon Special Committee. The financial analyses summarized below include information presented in tabular format. In order to fully understand A.G.P.’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of A.G.P.’s financial analyses.
Financial Analysis Overview
For purposes of the “Selected Companies Analysis,” the “Selected Transactions Analysis” and “Discounted Cash Flow Analysis” summarized below, (1) the “Enzon Pro Forma Ownership % at Exchange Ratio” of 45% refers to the percentage of the total number of shares of Enzon Common Stock issued and outstanding upon consummation of the Merger (including shares of Enzon Common Stock issued to former holders of Enzon Preferred Stock) that will be comprised of shares of Enzon Common Stock issued and outstanding as of immediately prior to the Effective Time and (2) the “Implied Illustrative Enzon Pre-Merger Value” of approximately $51.57 million refers to the sum of (1) the implied market capitalization of Enzon based on the closing price of Enzon Common Stock on October 20, 2025, as adjusted for an illustrative merger premium of 36% utilized by A.G.P., plus (2) the aggregate liquidation preference amount for the outstanding shares of Enzon Preferred Stock as of September 30, 2025 as provided by the management of Enzon. A.G.P. evaluated the Exchange Ratio by comparing (A) the Enzon Pro Forma Ownership % at Exchange Ratio to (B) reference ranges of implied equity value contribution percentages obtained by dividing (i) the Implied Illustrative Enzon Pre-Merger Value by (ii) the sum of (a) the Implied Illustrative Enzon Pre-Merger Value and (b) the implied total equity value reference ranges for Viskase indicated in the financial analyses of Viskase described below.

Selected Companies Analysis
A.G.P. reviewed publicly available financial and stock market information of the following thirteen (13) selected publicly traded companies:
Amcor plc
AptarGroup, Inc.
Avery Dennison Corporation
Ball Corporation
Crown Holdings, Inc.
Graphic Packaging Holding Co.
Greif, Inc.
International Paper Company
Reynolds Consumer Products Inc.
Sealed Air Corporation
Sonoco Products Company
Viscofan, S.A.
Winpak Ltd.
A.G.P. reviewed, among other things, the enterprise values, calculated as fully-diluted market capitalization based on closing stock prices on October 20, 2025, plus debt and non-controlling interests, less cash, of the selected companies as multiples of their respective latest 12 months (“LTM”), 2024, 2025 and 2026 revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”). Financial data for the selected companies was based on public filings and publicly available consensus research analyst estimates (2024 financial data was not publicly available for one of the selected companies). Historical financial data of Viskase was provided by the management of Viskase for 2024 and the LTM period ended August 31, 2025, and estimated financial data of Viskase was based on financial forecasts provided by the management of Viskase.
The low, 25th percentile, median, 75th percentile and high of the enterprise value-to-revenue multiples and enterprise value-to-EBITDA multiples of the selected companies are indicated in the table below:
	Enterprise Value-to-Revenue				Enterprise Value-to-EBITDA
	LTM	2024	2025	2026	LTM	2024	2025	2026
Low	1.0x	1.2x	1.2x	1.2x	6.2x	6.0x	6.2x	5.6x
25th Percentile	1.3x	1.4x	1.3x	1.3x	7.7x	8.4x	7.9x	7.6x
Median	1.6x	1.8x	1.6x	1.4x	9.2x	10.1x	8.8x	8.2x
75th Percentile	1.8x	2.0x	1.8x	1.7x	11.1x	11.4x	10.2x	9.6x
High	2.7x	2.7x	2.6x	2.5x	16.3x	17.3x	11.8x	11.0x
Applying a selected range of five percent (5%) above and below the medians of the above enterprise value-to-revenue multiples and enterprise value-to-EBITDA multiples of the selected companies to the corresponding financial data of Viskase, this analysis indicated the following approximate implied total equity value reference ranges for Viskase:
Implied Total Equity Value Reference Ranges for Viskase ($ in millions)
Based on LTM Revenue	$439.7 to $502.2
Based on 2024 Revenue	$520.6 to $591.5
Based on 2025 Revenue	$431.8 to $493.4
Based on 2026 Revenue	$376.5 to $432.3
Based on LTM EBITDA	$4.2 to $20.9
Based on 2024 EBITDA	$244.9 to $286.8

Implied Total Equity Value Reference Ranges for Viskase ($ in millions)
Based on 2025 EBITDA	$32.0 to $51.5
Based on 2026 EBITDA	$65.1 to $88.1
A.G.P. then calculated the following reference ranges of implied equity value contribution percentages obtained by dividing (1) the Implied Illustrative Enzon Pre-Merger Value by (2) the sum of (A) the Implied Illustrative Enzon Pre-Merger Value and (B) the implied total equity value reference ranges for Viskase indicated in the above selected companies analysis, as compared below to the Enzon Pro Forma Ownership % at Exchange Ratio:
	Implied Equity Value Contribution Percentage Reference Ranges	Enzon Pro Forma Ownership % at Exchange Ratio
Based on LTM Revenue	9.38% to 10.36%	45%
Based on 2024 Revenue	8.06% to 8.91%	45%
Based on 2025 Revenue	9.63% to 10.53%	45%
Based on 2026 Revenue	10.74% to 11.87%	45%
Based on LTM EBITDA	76.41% to 84.46%	45%
Based on 2024 EBITDA	15.43% to 17.06%	45%
Based on 2025 EBITDA	52.51% to 58.04%	45%
Based on 2026 EBITDA	38.23% to 42.25%	45%
Selected Transactions Analysis
Using publicly available information, A.G.P. reviewed implied transaction values in the following twelve (12) selected transactions as multiples of the respective acquired company’s LTM revenue and LTM EBITDA at the time of the announcement of the respective transaction:
Acquiror:	Acquired Company:
Koito Manufacturing Co., Ltd.	Cepton, Inc.
Lockheed Martin Corp.	Terran Orbital Corp.
Drilling Tools International Corp.	Superior Drilling Products, Inc.
Restaurant Brands International, Inc.	Carrols Restaurant Group, Inc.
Rithm Capital Corp.	Sculptor Capital Management, Inc.
SoftBank Group Corp.	Berkshire Grey, Inc.
Shin Nippon Biomedical Laboratories, Ltd.	Satsuma Pharmaceuticals, Inc.
Murata Electronics North America, Inc.	Resonant, Inc.
B. Riley Financial, Inc.	National Holdings Corp.
Amcor plc	Berry Global Group, Inc.
Sealed Air Corporation	Liqui-Box Corporation
Archrock, Inc.	Archrock Partners LP
The low, average, median and high of the implied transaction value multiples of the selected transactions are indicated in the table below (excluding the impact of the LTM revenue multiple for three of the selected transactions and LTM EBITDA multiples for six of the selected transactions, which multiples were considered not meaningful):
	Enterprise Value-to- LTM Revenue	Enterprise Value-to- LTM EBITDA
Low	0.1x	8.0x

	Enterprise Value-to- LTM Revenue	Enterprise Value-to- LTM EBITDA
Average	2.0x	10.2x
Median	1.7x	9.6x
High	4.3x	13.5x
Applying a selected range of 5% above and below the medians of the above enterprise value-to-LTM revenue multiple and enterprise value-to-LTM EBITDA multiple of the selected transactions to the corresponding financial data of Viskase, this analysis indicated the following approximate implied total equity value reference ranges for Viskase:
Implied Total Equity Value Reference Ranges for Viskase ($ in millions)
Based on LTM Revenue	$448.0 to $511.3
Based on LTM EBITDA	$10.5 to $27.8
A.G.P. then calculated the following reference ranges of implied equity value contribution percentages obtained by dividing (1) the Implied Illustrative Enzon Pre-Merger Value by (2) the sum of (A) the Implied Illustrative Enzon Pre-Merger Value and (B) the implied total equity value reference ranges for Viskase indicated in the above selected transactions analysis, as compared below to the Enzon Pro Forma Ownership % at Exchange Ratio:
	Implied Equity Value Contribution Percentage Reference Ranges	Enzon Pro Forma Ownership % at Exchange Ratio
Based on LTM Revenue	9.22% to 10.19%	45%
Based on LTM EBITDA	69.29% to 76.58%	45%
A.G.P. also reviewed the premiums paid in the selected transactions relative to the market capitalizations of the acquired companies based on the closing stock price of the acquired company 30 days prior to public announcement of the respective transaction.
The low, average, median and high premiums to market capitalization in the selected transactions are indicated in the table below (excluding the impact of the premiums to market capitalization for five of the selected transactions, which premiums to market capitalization were considered not meaningful):
Premiums to Market Capitalization
Low	16.64%
Average	36.40%
Median	38.92%
High	55.12%
Discounted Cash Flow Analysis
A.G.P. performed a discounted cash flow analysis of Viskase to calculate the estimated present value of (a) the standalone unlevered free cash flows that Viskase was forecasted to generate during the fiscal years ending December 31, 2025 through December 31, 2028 and (b) terminal values for Viskase. Estimated financial data of Viskase was based on financial forecasts provided by the management of Viskase. A.G.P. calculated terminal values for Viskase by applying a selected range of multiples of 8.0x to 12.0x to the estimated calendar year 2028 EBITDA of Viskase. The unlevered free cash flows and terminal values were then discounted to present value using discount rates ranging from six to ten percent (6.0% to 10.0%). This analysis indicated the following approximate implied total equity value reference range for Viskase:

Implied Total Equity Value Reference Range for Viskase
$51.7 million to $130.8 million
A.G.P. then calculated the following reference range of implied equity value contribution percentages obtained by dividing (1) the Implied Illustrative Enzon Pre-Merger Value by (2) the sum of (A) the Implied Illustrative Enzon Pre-Merger Value and (B) the implied total equity value reference range for Viskase indicated in the above discounted cash flow analysis, as compared below to the Enzon Pro Forma Ownership % at Exchange Ratio:
Implied Equity Value Contribution Percentage Reference Range	Enzon Pro Forma Ownership % at Exchange Ratio
28.28% to 49.93%	45%
Illustrative “Has-Gets” Comparison from the Perspective of Holders of Enzon Common Stock
A.G.P. calculated illustrative pro forma per share values of the combined company from the sum of (1) the Implied Illustrative Enzon Pre-Merger Value and (2) implied total equity values of Viskase based on two different approaches: (A) using a terminal multiple of 9.0x 2028 EBITDA and a discount rate of 8% in the discounted cash flow analysis of Viskase (as described in the section entitled “Discounted Cash Flow Analysis” above) and (B) applying the median 2025 EBITDA multiple of the selected companies (as described in the section entitled “Selected Companies Analysis” above) to the corresponding financial data of Viskase. The resulting illustrative pro forma per share values of the combined company (“Gets” values) were then compared to the following “Has” values: (1) the closing price of Enzon Common Stock on October 20, 2025, (2) the closing price of Enzon Common Stock on October 20, 2025, as adjusted for an illustrative merger premium of 36% utilized by A.G.P., (3) the 10-day average closing price of Enzon Common Stock for the period ended October 20, 2025, and (4) the 30-day average closing price of Enzon Common Stock for the period ended October 20, 2025. This comparison, presented for purposes of this Consent Solicitation Statement/Registration Statement without the application of any reverse stock split of Enzon Common Stock, is summarized in the following table:
Illustrative “Has” Values
	Last Closing Price	Last Closing Price + Illustrative Merger Premium	Average 10-Day Closing Price	Average 30-Day Closing Price
Enzon Common Stock Price Per Share	$0.0720	$0.0979	$0.07765	$0.07832
Illustrative “Gets” Values
	Based on Viskase Discounted Cash Flow Analysis with Terminal Multiple of 9.0x EBITDA and Discount Rate of 8%	Based on Median 2025 EBITDA Multiple in Viskase Selected Companies Analysis
Enzon Common Stock Price Per Share	$0.0998	$0.0672
Miscellaneous
The Enzon Special Committee selected A.G.P. to act as financial advisor to the Enzon Special Committee in connection with the Merger and to provide a financial advisory opinion in connection with the Merger based on A.G.P.’s reputation and experience in investment banking. A.G.P. is a financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. A.G.P., its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or for the accounts of their customers, in debt or equity securities or loans of Enzon or Viskase, or any other company, or any currency or commodity, that may be involved in the Merger or any related transaction, or any related derivative instrument. A.G.P. may seek to provide investment banking services to Enzon or Viskase or their affiliates in the future.
A.G.P. acted in the past as financial advisor to the Enzon Special Committee in connection with certain potential transactions, which included the potential combination of Enzon with Viskase. During the term of A.G.P.’s engagement as financial advisor to the Enzon Special Committee until its completion in June 2025, A.G.P. received a monthly fee for such services of $80,000, with the exception of the first monthly fee which was $100,000, totaling $340,000 in the aggregate, which monthly fees are not contingent upon consummation of the Merger. As part of separate engagements, A.G.P. also received a fee of $450,000 for the rendering of opinion services to the Enzon Special Committee in connection with the proposed merger transaction between Enzon and Viskase as initially contemplated in June 2025 and a fee of $425,000 upon the delivery of A.G.P.’s opinion dated October 21, 2025. In addition, Enzon has agreed to reimburse A.G.P. for certain reasonable expenses and to indemnify A.G.P. for certain liabilities arising out of its engagement. No portion of A.G.P.’s fee was contingent upon either the conclusion expressed in A.G.P.’s opinion or whether or not the Merger is successfully consummated.
A.G.P.’s opinion was approved by A.G.P.’s fairness opinion committee, a committee of A.G.P. investment banking and other professionals, in accordance with A.G.P.’s customary practice.
Opinion of Financial Advisor to the Viskase Special Committee
On October 22, 2025, Alvarez & Marsal orally rendered its opinion to the Viskase Special Committee (which was confirmed by delivery of Alvarez & Marsal’s written opinion, dated October 22, 2025, to the Viskase Special Committee) as to, as of such date, the fairness, from a financial point of view, to the holders of Viskase Common Stock, other than the IEH Parties, of the Exchange Ratio provided for in the Merger, after giving effect to the IEH Share Exchange, the Series C Exchange Offer, the Reverse Stock Split and the Surviving Company Conversion, pursuant to the Merger Agreement.
Alvarez & Marsal’s opinion was provided for the benefit of the Viskase Special Committee (in its capacity as such), in connection with and for the purposes of the Viskase Special Committee’s consideration of the Merger. The opinion only addressed the fairness, from a financial point of view, to the holders of Viskase Common Stock, other than the IEH Parties, of the Exchange Ratio provided for in the Merger, after giving effect to the IEH Share Exchange, the Series C Exchange Offer, the Reverse Stock Split and the Surviving Company Conversion, pursuant to the Merger Agreement, and did not address any other term or aspect of the Merger Agreement or the Merger. The summary of Alvarez & Marsal’s opinion in this prospectus/consent solicitation statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex D to this prospectus/consent solicitation statement and describes the assumptions made, qualifications and limitations on the review undertaken and other matters considered by Alvarez & Marsal in connection with the preparation of its opinion. However, neither Alvarez & Marsal’s opinion nor the summary of its opinion and the related analyses set forth in this prospectus/consent solicitation statement are intended to be, and do not constitute, advice or a recommendation to the Viskase Special Committee, the Viskase Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Merger, any related transaction or otherwise or any form of assurance by Alvarez & Marsal as to the condition of Viskase. The decision as to whether to proceed with the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Alvarez & Marsal’s opinion was based.
In connection with its opinion, Alvarez & Marsal, among other things:
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Reviewed the Original Agreement and a draft, dated October 21, 2025, of the Merger Agreement Amendment;

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Reviewed certain publicly available business and historical financial information relating to Viskase and Enzon;

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Reviewed certain historical financial information relating to Viskase and Enzon, including (i) audited financial statements for the fiscal years ended December 31, 2020 through December 31, 2024, as well as (ii) unaudited, internally prepared financial statements for the interim year-to-date periods ending:

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August 31, 2025 and August 31, 2024 for Viskase; and

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September 30, 2025 and September 30, 2024 for Enzon.

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Reviewed certain non-public internal financial information and other data relating to the business and financial prospects for Viskase provided to us by Viskase, including financial forecasts prepared by management of Viskase (“Management’s Forecast”), which included projected utilization of Viskase’s NOLs;

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Reviewed information regarding available federal NOLs (“Enzon NOLs”) and certain research and development (“R&D”) tax credit carryforwards, and corresponding expiration schedules, for Enzon provided by Enzon management;

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Conducted discussions with members of the senior management of Viskase concerning the business, operations, historical financial results, and future prospects of Viskase and Enzon, and the Merger;

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Reviewed a letter dated October 22, 2025, from the management of Viskase which made certain representations as to historical financial statements, current financial condition, financial projections and the assumptions underlying such projections for Viskase;

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Considered the historical trading price and trading volume of the Viskase Common Stock and the Enzon Common Stock;

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Considered the historical trading price and trading volume of publicly traded securities of certain other companies Alvarez & Marsal deemed relevant;

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Considered certain financial performance data of Viskase and compared that data with similar data for other companies in lines of business Alvarez & Marsal deemed relevant;

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Considered the publicly available financial data and terms of certain transactions involving target companies Alvarez & Marsal deemed relevant; and

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Considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as Alvarez & Marsal deemed relevant and appropriate for purposes of its opinion.

Alvarez & Marsal’s opinion was subject to the following additional qualifications and limitations, with the Viskase Special Committee’s consent:
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The Special Committee advised Alvarez & Marsal, and Alvarez & Marsal relied upon and assumed, that Enzon previously indicated it intended to terminate the Original Agreement based on purported breaches of the Original Agreement by Viskase, as a result of which certain conditions to the consummation of the transactions contemplated thereby (collectively, the “Original Proposed Transaction”) could not have been satisfied.

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At the Special Committee’s direction, Alvarez & Marsal’s opinion did not address nor did it express any view on (i) the Exchange Ratio as defined in the Original Agreement as compared to the Exchange Ratio as defined in the Amended Agreement, or (ii) the likelihood that Viskase would have been successful in completing the consummation of the Original Proposed Transaction in accordance with the terms of the Original Agreement.

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In arriving at its opinion, Alvarez & Marsal relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information that was publicly available or furnished to Alvarez & Marsal by Viskase, Enzon and their advisors, or otherwise reviewed by Alvarez & Marsal for purposes of its opinion, and Alvarez & Marsal did not assume any responsibility or liability for any such information.

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With respect to Management’s Forecast reviewed by Alvarez & Marsal, Alvarez & Marsal assumed that it was reasonably prepared on bases reflecting the best currently available information and good faith judgments of Viskase’s management as to the future financial performance of Viskase.

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With respect to the projected utilization of the NOLs, Alvarez & Marsal assumed that such utilization was reasonably prepared on bases reflecting the best currently available information and good faith judgments of Viskase’s management.

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Alvarez & Marsal assumed, without independent verification, that the consummation of the Merger and the related transactions would not constitute a change of control for Viskase pursuant to

Internal Revenue Code Section 382 or otherwise limit the usage by Viskase of its NOLs, including, without limitation, under the terms of the tax allocation agreement to which it is party.
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For purposes of its financial analyses, (a) Alvarez & Marsal assumed that any potential non-compliance with financial covenants (consisting of a consolidated leverage ratio and fixed charge ratio) related to Viskase’s senior credit facilities through Management’s Forecast would be sufficiently addressed with a waiver from its lenders, amendment to the financial covenant metric threshold, or by way of some other relief mechanism, and (b) at the Viskase Special Committee’s direction, Alvarez & Marsal evaluated Viskase on a going concern basis;

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Alvarez & Marsal assumed, without independent verification, that the consummation of the Merger and the related transactions would constitute a change of control for Enzon pursuant to Section 382 of the Code and would effectively limit the usage of Enzon NOL carryforwards and R&D tax credit carryforwards on a combined basis.

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Alvarez & Marsal did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Viskase or Enzon, nor was Alvarez & Marsal furnished with any such evaluation or appraisals.

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Alvarez & Marsal was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, any related transaction, the assets, businesses or operations of Viskase, Enzon or any alternatives to the Merger or any related transaction, (ii) negotiate the terms of the transactions or (iii) advise the Viskase Special Committee or any other party with respect to alternatives to the transactions.

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Alvarez & Marsal assumed that the Merger and related transactions would be consummated in accordance with the Merger Agreement, without waiver or amendment of any material term or condition thereof, and that the parties to the Merger Agreement would comply in all material respects with all material terms of the Merger Agreement.

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Alvarez & Marsal assumed that the final executed Merger Agreement would not differ from the draft of the Merger Agreement referenced above in any respect material to its analyses or its opinion.

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Alvarez & Marsal assumed that all of the conditions required to implement the Merger and related transactions would be satisfied and that the Merger and related transactions would be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any material terms or conditions thereof.

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Alvarez & Marsal assumed that all non-IEH Affiliated holders of Enzon Series C Preferred Stock will elect to convert their shares to Enzon Common Stock and not redeem such shares for cash at their stated liquidation value.

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Alvarez & Marsal expressed no view regarding, and its opinion did not address, any legal, regulatory, taxation or accounting matters, as to which Alvarez & Marsal understood that the Viskase Special Committee had obtained such advice as it deemed necessary from qualified professionals.

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Alvarez & Marsal further assumed that the Merger and the Surviving Company Conversion would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

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Alvarez & Marsal’s opinion did not address, and should not be construed to address, the relative merits of the Merger or the related transactions as compared to other business strategies or transactions that might be available with respect to Viskase, or the underlying business decision of the Viskase Special Committee to effect the Merger or the related transactions.

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Alvarez & Marsal’s opinion did not address whether the consideration to be received for the Viskase Common Stock in the Merger represents the best price obtainable.

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Alvarez & Marsal’s opinion was based on business, economic, regulatory, monetary, market and other conditions as they existed as of the date of its opinion or as of the date of the information provided to Alvarez & Marsal.

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Alvarez & Marsal’s opinion was effective as of the date thereof. Alvarez & Marsal has no obligation to update, revise, reaffirm or withdraw its opinion or otherwise consider events occurring or coming to our attention after the date of its opinion.

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Alvarez & Marsal assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger and related transactions would be obtained without any adverse effect on Viskase or Enzon, or the contemplated benefits to be derived in the Merger and related transactions.

To the extent that any of the foregoing assumptions or any of the facts on which Alvarez & Marsal’s opinion was based prove to be untrue in any material respect, the opinion cannot and should not be relied upon. Furthermore, in its analysis and in connection with the preparation of its opinion, Alvarez & Marsal made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the proposed Merger.
Alvarez & Marsal’s opinion should not be construed as a valuation opinion, credit rating or solvency opinion regarding, or an analysis of the credit worthiness of, Viskase, Enzon or any other party, whether prior to or subsequent to the Merger, the related transactions or otherwise. In addition, Alvarez & Marsal did not express any opinion as to the price or range of prices at which any of the securities of Viskase or Enzon may trade or be purchased or sold at any time.
In rendering its opinion, Alvarez & Marsal did not express any opinion with respect to the fairness of the amount or nature of any compensation to any officers, directors or employees of any party to the Merger, or any class of such Persons, relative to the Exchange Ratio in the Merger or otherwise.
Alvarez & Marsal’s opinion may not be quoted or referred to, in whole or in part, filed with, or furnished or disclosed to any other party, without its prior written consent, except as described in the remainder of this paragraph. Alvarez & Marsal’s opinion may be included in its entirety in any prospectus/consent solicitation statement distributed to stockholders of Enzon and the information statement distributed to the stockholders of Viskase in connection with the Merger or other document required by law or regulation to be filed with the SEC, and Viskase may summarize or otherwise reference the existence of Alvarez & Marsal’s opinion in such documents, provided that any such summary or reference language will also be subject to the prior written approval by Alvarez & Marsal. In that regard, Alvarez & Marsal has consented to the inclusion, summarization and quotation of its opinion, and references to its opinion, in this prospectus/consent solicitation statement.
Alvarez & Marsal’s opinion was provided for the benefit of the Viskase Special Committee, in its capacity as such, in connection with and for the purposes of the Viskase Special Committee’s consideration of the Merger and related transactions. Alvarez & Marsal’s opinion did not constitute a recommendation by Alvarez & Marsal to the Viskase Special Committee, any holder of securities of Viskase or any other Person as to how to vote or whether to take any action in relation to the Merger or any related transaction or any form of assurance by Alvarez & Marsal as to the condition of Viskase or Enzon. Alvarez & Marsal’s opinion only addressed whether the Exchange Ratio in the Merger was within a reference range suggested by certain financial analyses. The decision as to whether to proceed with the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Alvarez & Marsal’s opinion was based. Alvarez & Marsal’s opinion should not be construed as creating any fiduciary duty on the part of Alvarez & Marsal to any party.
Material Financial Analyses
In preparing its opinion to the Viskase Special Committee, Alvarez & Marsal performed a variety of analyses, including those described below. The summary of Alvarez & Marsal’s analyses is not a complete description of the analyses underlying Alvarez & Marsal’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Alvarez & Marsal’s opinion nor its underlying analyses is readily susceptible to summary description. Alvarez & Marsal arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Alvarez & Marsal’s overall conclusion with respect to fairness, Alvarez & Marsal did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Alvarez & Marsal believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Alvarez & Marsal’s analyses and opinion.
In performing its analyses, Alvarez & Marsal considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company or business or transaction used in Alvarez & Marsal’s analyses or otherwise reviewed for comparative purposes is identical to Viskase, Enzon or the Merger, and an evaluation of the results of those analyses is not entirely mathematical. The implied reference range values indicated by Alvarez & Marsal’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Viskase. Much of the information used in, and accordingly the results of, Alvarez & Marsal’s analyses are inherently subject to substantial uncertainty.
Alvarez & Marsal’s opinion was only one (1) of many factors considered by the Viskase Special Committee in evaluating the Merger. Neither Alvarez & Marsal’s opinion nor its analyses were determinative of the Exchange Ratio or of the views of the Viskase Special Committee, the Board, management or any other party with respect to the Merger or the Exchange Ratio. Alvarez & Marsal was not requested to, and it did not, recommend the specific consideration payable in the Merger or that any given consideration constituted the only appropriate consideration for the Merger. The type and amount of consideration payable in the Merger were determined through negotiation between the Viskase Special Committee and Enzon, and the decision for Viskase to enter into the Merger Agreement was solely that of the Viskase Special Committee and the Viskase Board.
The following is a summary of the material financial analyses performed by Alvarez & Marsal in connection with the preparation of its opinion and reviewed with the Viskase Special Committee on October 22, 2025. The order of the analyses does not represent relative importance or weight given to those analyses by Alvarez & Marsal. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Alvarez & Marsal’s analyses.
Discounted Cash Flow Analysis
Alvarez & Marsal performed a discounted cash flow analysis of Viskase by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of Viskase based on Management’s Forecast. Alvarez & Marsal applied a long-term growth rate of one percent (1%) and discount rates ranging from nine percent (9%) to ten percent (10%). The discounted cash flow analysis indicated an implied enterprise value reference range of Viskase of $207 million to $230 million.
Selected Public Company Analysis
Alvarez & Marsal performed a selected public company analysis of Viskase by reviewing selected financial data of Viskase and companies with publicly traded equity securities that Alvarez & Marsal deemed relevant. The financial data reviewed included:
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Enterprise value as a multiple of lease-adjusted EBITDA for the last 12 months, or “EV / LTM Lease Adj. EBITDA”;

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Enterprise value as a multiple of estimated lease-adjusted EBITDA for the next fiscal year following the fiscal year for which financial results had been disclosed, or “EV / FYE +1 Estimated Lease Adj. EBITDA”; and

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Enterprise value as a multiple of estimated lease-adjusted EBITDA for the second fiscal year following the fiscal year for which financial results had been disclosed, or “EV / FYE +2 Estimated Lease Adj. EBITDA.”

The selected companies and resulting minimum, maximum, mean and median financial data were:
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Viscofan, S.A.

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Amcor plc

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Sealed Air Corporation

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Winpak Ltd.

Enterprise Value /
	LTM Lease Adj. EBITDA	FYE+1 Estimated Lease Adj. EBITDA	FYE+2 Estimated Lease Adj. EBITDA
Min	6.5x	6.4x	6.0x
Max	9.1x	8.8x	8.2x
Mean	8.1x	7.9x	7.5x
Median	8.3x	8.1x	7.9x
Taking into account the results of the selected public company analysis, Alvarez & Marsal applied multiple ranges of 8.0x to 8.5x to Viskase’s last 12 months lease-adjusted EBITDA, 7.5x to 8.0x to Viskase’s 2025 fiscal year’s estimated lease-adjusted EBITDA, and 7.0x to 7.5x to Viskase’s 2026 fiscal year’s estimated lease-adjusted EBITDA. This analysis indicated an implied enterprise value reference range for Viskase of approximately $201 million to $215 million.
Precedent M&A Transaction Analysis
Alvarez & Marsal performed a precedent M&A transaction analysis of Viskase by reviewing selected financial data of Viskase and precedent M&A transactions that Alvarez & Marsal deemed relevant. The financial data reviewed:
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EV / LTM Lease Adj. EBITDA; and

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EV / FYE +1 Estimated Lease Adj. EBITDA.

The precedent M&A transactions and resulting minimum, maximum, lower quartile, upper quartile, mean and median multiples were as follows:
Date Announced	Date Closed	Acquiror	Target
11/19/24	04/30/25	Amcor plc	Berry Global Group, Inc.
11/25/22	04/14/23	SARIA SE & Co. KG	Devro Limited
10/31/22	01/31/23	Sealed Air Corporation	Liqui-Box Corporation
12/19/19	12/31/19	Viscofan, S.A.	Nitta Casings Inc.
03/08/19	07/01/19	Berry Global Group, Inc.	RPC Group Plc
08/06/18	06/11/19	Amcor Limited	Bemis Company, Inc.
Enterprise Value /
	LTM Lease Adj. EBITDA	FYE+1 Estimated Lease Adj. EBITDA
Min	8.0x	8.8x
Max	13.8x	10.1x
Lower Quartile	9.1x	9.5x
Upper Quartile	10.8x	10.1x
Mean	10.3x	9.7x
Median	10.0x	10.1x

Taking into account the results of the precedent M&A transaction analysis, Alvarez & Marsal applied a multiple range of 8.5x to 9.0x to Viskase’s last 12 months lease-adjusted EBITDA and 8.0x to 8.5x to Viskase’s 2025 fiscal year’s estimated lease-adjusted EBITDA. This analysis indicated an implied enterprise value reference range for Viskase of $199 million to $211 million.
Taking into account the results of the Discounted Cash Flow Analysis, the Selected Public Company Analysis and the Precedent M&A Transaction Analysis for Viskase, Alvarez & Marsal selected an implied enterprise value reference range for Viskase of $202.0 million to $219.0 million, which, after deducting interest-bearing debt, operating lease obligations and after-tax underfunded pension obligations and adding back cash, resulted in an implied value reference range per share of Viskase Common Stock of $0.26 to $0.40.
Net Asset Analysis of Enzon
Alvarez & Marsal considered the assets and liabilities of Enzon, using the book value of those assets as of September 30, 2025, as provided by Enzon management, adjusting its current assets for various prepaid expenses, including E&O and D&O insurance and deposits for coworking office space. This indicated an implied equity value for Enzon of approximately $42.7 million. Alvarez & Marsal then factored in the implied present value of Enzon’s acquired NOL carryforwards of $1.5 million which considered change of control limitations, resulting in an implied equity value of $44.2 million and an implied value per share of Enzon Common Stock after giving effect to the IEH Share Exchange, the Series C Exchange Offer, the Reverse Stock Split and the Surviving Company Conversion of $7.07.
Review of Implied Exchange Ratio
Taking into account the results of its financial analyses of Viskase and Enzon, Alvarez & Marsal divided the implied value per share of Viskase Common Stock by the implied value per share of Enzon Common Stock after giving effect to the IEH Share Exchange, the Series C Exchange Offer and the Reverse Stock Split, which resulted in an implied exchange ratio reference range of 0.04 to 0.06 shares of Viskase Common Stock for each share of Enzon Common Stock, as compared to the Exchange Ratio of 0.07 shares of Viskase Common Stock for each share of Enzon Common Stock provided for in the Merger after giving effect to the IEH Share Exchange, the Series C Exchange Offer, the Reverse Stock Split and the Surviving Company Conversion, pursuant to the Merger Agreement.
Other Matters
Alvarez & Marsal was engaged by Viskase to provide an opinion to the Viskase Special Committee as to, as of such date, the fairness, from a financial point of view, to the holders of Viskase Common Stock, other than the IEH Parties, of the Exchange Ratio provided for in the Merger, after giving effect to the IEH Share Exchange, the Series C Exchange Offer, the Reverse Stock Split and the Surviving Company Conversion, pursuant to the Merger Agreement. The Viskase Special Committee engaged Alvarez & Marsal based on Alvarez & Marsal’s experience and reputation. Alvarez & Marsal is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Viskase Special Committee, Alvarez & Marsal is entitled to an aggregate fee of $500,000 as compensation for its services, $250,000 of which was paid as a non-refundable retainer, $50,000 of which became payable upon completion by Alvarez & Marsal of certain milestones and $200,000 of which became payable upon Alvarez & Marsal stating to the Viskase Special Committee that it had completed its work with respect to its opinion. No portion of Alvarez & Marsal’s fee was contingent upon either the conclusion expressed in Alvarez & Marsal’s opinion or whether or not the Merger is successfully consummated. Viskase also agreed to reimburse Alvarez & Marsal for certain expenses, including attorneys’ fees, and to indemnify Alvarez & Marsal in respect of certain liabilities that might arise out of its engagement. During the two (2) years preceding the date of its opinion, Alvarez & Marsal and its Affiliates previously provided financial advisory services to the Viskase Special Committee for which Alvarez & Marsal has received compensation, including in connection with certain financing transactions between Viskase and an Affiliate of IEH and in connection with the Original Proposed Transaction, for which Alvarez & Marsal received aggregate compensation of approximately $375,000.

Enzon Special Committee Compensation
As compensation for services rendered in connection with their service on the Enzon Special Committee, each of Randolph C. Read and Stephen T. Wills is entitled to (i) a cash fee of $15,000 per month, which fee is prorated for any partial month of service, during the period of time that the Enzon Special Committee is constituted and (ii) reimbursement for all travel and incidental expenses incurred in connection with serving on the Enzon Special Committee. The compensation was approved by the Enzon Board and was not, and is not, contingent upon the approval of the Merger Proposal or completion of the Merger or any other transaction involving Enzon or Viskase. The cash fee and expense reimbursements are in addition to, not in lieu of, fees payable to Messrs. Read and Wills in their capacity as regular members of the Enzon Board.
Viskase Special Committee Compensation
As compensation for services rendered in connection with their service on the Viskase Special Committee, each member of the Viskase Special Committee is entitled to (i) reimbursement for expenses incurred in connection with such member’s service on the Viskase Special Committee and (ii) in addition to such member’s normal annual compensation as a director of Viskase, the same telephonic and regular meeting participation fees as are paid for service on other committees of the Viskase Board.
Certain Unaudited Prospective Financial Information of Viskase
Viskase has informed Enzon that it does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, earnings or other results due to, among other reasons, the inherent uncertainty of the related underlying assumptions and estimates, especially in respect of projections covering extended periods of time. In connection with the proposed Merger, Viskase’s management prepared certain unaudited financial projections regarding Viskase’s future performance for the fiscal years ending December 31, 2025 through December 31, 2028 on a standalone basis without giving effect to the Merger (as updated and revised through October 21, 2025, the “Viskase Management Forecasts”), which were based on certain of Viskase’s management’s internal assumptions (as of October 21, 2025, the date on which the Viskase Management Forecasts were last shared with the Enzon Special Committee). The inclusion of a summary of the Viskase Management Forecasts in this prospectus/consent solicitation statement should not be regarded as an indication that Enzon, Viskase, the Enzon Board, the Viskase Board, the Enzon Special Committee or the Viskase Special Committee considered, or now considers, these projections to be necessarily predictive of actual future results, and such summary of the Viskase Management Forecasts should not be relied upon as such. In addition, the inclusion of a summary of the Viskase Management Forecasts in this prospectus/consent solicitation statement should not be regarded as an indication that Enzon or the Enzon Board relied on such projections in connection with the Merger. The Enzon Special Committee considered the Viskase Management Forecasts in its review but did not rely on them in making its decision.
While Viskase’s management has informed Enzon that the Viskase Management Forecasts summarized below were prepared in good faith and based on information available at the time of preparation, no assurance can be made regarding future events. The estimates and assumptions underlying the Viskase Management Forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described in the sections titled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements” in this prospectus/consent solicitation statement, all of which are difficult to predict and many of which are beyond the control of Viskase, and will be beyond the control of Enzon following the Merger. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results may differ materially from those reflected in the Viskase Management Forecasts, whether or not the Merger is completed. As a result, the Viskase Management Forecasts should not be considered fact or necessarily predictive in any way of actual future operating results, and this information should not be relied on as such.
The Viskase Management Forecasts were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements and the use of non-GAAP measures or GAAP. In the view of Viskase’s management, the Viskase Management Forecasts were prepared on a reasonable basis based on the best information available to Viskase management at the time of their preparation. The Viskase Management Forecasts, however, are not facts and should not be relied upon as such, and readers of this prospectus/consent solicitation statement are cautioned not to place undue reliance, if any, on this information. The inclusion of the Viskase Management Forecasts in this prospectus/consent solicitation statement is not an admission or representation by Enzon or Viskase that such information is material. The Viskase Management Forecasts summarized below do not reflect any impact of the Merger or the other transactions contemplated by the Merger Agreement. The summary of the Viskase Management Forecasts included in this prospectus/consent solicitation statement are presented solely to give (i) Viskase stockholders access to this information that was made available to the Viskase Board and the Viskase Special Committee and (ii) Enzon stockholders access to this information that was made available to the Enzon Board and the Enzon Special Committee. The inclusion of such summary should not be regarded as an indication that any of Enzon, the Enzon Board, the Enzon Special Committee, Viskase, the Viskase Board, or the Viskase Special Committee or their respective Affiliates, advisors, officers, directors or representatives considered, or now considers, the Viskase Management Forecasts to be necessarily predictive of actual future results, and the Viskase Management Forecasts should not be relied upon as such.
All of the Viskase Management Forecasts summarized in this section were solely prepared by and are the sole responsibility of Viskase’s management. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information. The reports of the independent registered public accounting firm of Viskase included in this prospectus/consent solicitation statement relate to the historical financial information of Viskase. Such reports do not extend to the Viskase Management Forecasts and should not be read to do so.
By including in this prospectus/consent solicitation statement a summary of certain of the Viskase Management Forecasts, none of Enzon, the Enzon Board, the Enzon Special Committee, Viskase, the Viskase Board, the Viskase Special Committee or any of their respective Affiliates, advisors, officers, directors or representatives has made or makes any representation to any person regarding the ultimate performance of Viskase or, following the Merger, the Combined Company, compared to the information contained in any financial projections, including the Viskase Management Forecasts. The Viskase Management Forecasts cover multiple years and such information by its nature becomes subject to greater uncertainty with each succeeding year. None of Enzon, Viskase nor any other person undertakes any obligation to update or otherwise revise the Viskase Management Forecasts contained in this prospectus/consent solicitation statement to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events or to reflect changes in general economic or industry conditions, even in the event that any or all of the underlying assumptions are shown to be in error. None of Viskase, the Viskase Board, the Viskase Special Committee, Enzon, the Enzon Board or the Enzon Special Committee or any of their respective Affiliates, advisors, officers, directors or representatives has made, makes or is authorized to make any representation to any stockholder or other person regarding Viskase’s ultimate performance compared to the information contained in the Viskase Management Forecasts or that the Viskase Management Forecasts will be achieved, and any statement to the contrary should be disregarded. None of Viskase, the Viskase Board, the Viskase Special Committee, Enzon, the Enzon Board or the Enzon Special Committee or any of their respective Affiliates, advisors, officers, directors or representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Viskase Management Forecasts.
The summary of the Viskase Management Forecasts are not included in this prospectus/consent solicitation statement in order to induce any Enzon stockholder to consent to the Merger Proposal or any of the other proposals for which consent is sought pursuant to this prospectus/consent solicitation statement.

The following table presents unaudited prospective financial data for Viskase:
($ in millions)	2025E	2026E	2027E	2028E
Revenue	$389.3	$400.0	$404.0	$408.0
EBITDA(1)	$22.2	$28.2	$28.9	$30.5
EBIT(2)	$(19.2)	$9.9	$10.3	$10.5
NOPAT(3)	$(17.3)	$8.9	$9.3	$9.4
Unlevered Free Cash Flow(4)	$(23.4)	$18.2	$18.9	$20.0

(1)
EBITDA is a non-GAAP financial measure that refers to net income before depreciation and amortization, income tax expense, interest expense (net) and certain non-recurring and non-cash charges.

(2)
EBIT is a non-GAAP financial measure that refers to net income before income tax expense, interest expense (net) and certain non-recurring and non-cash charges.

(3)
NOPAT is a non-GAAP financial measure that refers to EBIT less income tax expense.

(4)
Unlevered Free Cash Flow is a non-GAAP financial measure that refers to NOPAT plus depreciation and amortization, less projected capital expenditures and plus projected increases in net working capital (defined as operating current assets less operating current liabilities).

The Viskase Management Forecasts were provided to Enzon, the Enzon Board and the Enzon Special Committee in connection with their evaluation of the Merger, and were provided to A.G.P. in connection with rendering its opinion to the Enzon Special Committee, and in performing related financial analyses. In addition, Viskase, the Viskase Board and the Viskase Special Committee and their financial advisor, Alvarez & Marsal, used the Viskase Management Forecasts in connection with their evaluation of the Merger.
The Viskase Management Forecasts reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, including assumptions and estimates related to future business initiatives for which historical financial statements are not available, as well as matters specific to Viskase’s business, all of which are difficult to predict and many of which are beyond anyone’s control.
Series C Exchange of Shares
Immediately prior to the Closing of the Merger and pursuant to and subject to the terms of the IEH Support Agreement, the IEH Parties agreed to, among other things, and subject to certain exceptions, deliver to Enzon each share of Enzon Series C Preferred Stock Beneficially Owned by the IEH Parties in exchange for a number of shares of Enzon Common Stock equal to (i) the aggregate Liquidation Preference of such shares of Enzon Series C Preferred Stock, divided by (ii) the Enzon 20-Day VWAP. As of the Enzon Record Date, the IEH Parties Beneficially Own approximately [98.2]% of the Enzon Series C Preferred Stock. Please see the section titled “IEH Support Agreement” in this prospectus/consent solicitation statement for further information regarding the IEH Share Exchange.
Enzon will use commercially reasonable efforts to consummate the IEH Share Exchange in accordance with the terms of the IEH Support Agreement. No less than twenty-five (25) business days prior to the Closing, Enzon will commence an exchange offer pursuant to which Enzon will offer to each holder of Enzon Series C Preferred Stock to exchange a number of shares of Enzon Common Stock for each share of Enzon Series C Preferred Stock equal to (i) the aggregate Liquidation Preference of each share of Enzon Series C Preferred Stock, divided by (ii) the Enzon 20-Day VWAP. The Enzon 20-Day VWAP is $0.08 per share of Enzon Common Stock, which after giving effect to the Reverse Stock Split of 1 for 100, will be adjusted to $7.83.
The consummation of the Merger is conditioned on the consummation of the IEH Share Exchange and the Series C Exchange Offer. Please see the section titled “Series C Exchange Offer” in this prospectus/consent solicitation statement for further information on the Series C Exchange Offer.

IEH Support Agreement
Concurrently with the execution of the Merger Agreement, Enzon, Viskase and the IEH Parties entered into the IEH Support Agreement, pursuant to which the IEH Parties agreed to, among other things, and subject to certain exceptions, (i) deliver written consents approving the Merger Proposal, (ii) deliver written consents with respect to all of the issued and outstanding shares of Enzon Common Stock held by the IEH Parties approving the Reverse Stock Split Proposal, (iii) vote against any Enzon Acquisition Proposal or other action that would reasonably be expected to impede or adversely affect the Merger or the other transactions contemplated by the Merger Agreement, and (iv) immediately prior to the Closing, effectuate the conversion of each issued and outstanding share of Enzon Series C Preferred Stock into shares of Enzon Common Stock based upon the Enzon 20-day VWAP. The Enzon 20-Day VWAP is $0.08 per share of Enzon Common Stock, which after giving effect to the Reverse Stock Split of 1 for 100, will be adjusted to $7.83. The shares of Enzon Common Stock owned by the IEH Parties represent approximately [48.6]% of the outstanding voting power of Enzon Stock as of the Enzon Record Date. Accordingly, assuming delivery of written consents from the IEH Parties pursuant to the terms of the IEH Support Agreement, written consents with respect to [1,050,666] shares of Enzon Common Stock will be needed to approve the Enzon Proposals.
The IEH Parties are obligated to vote or cause to be voted all shares of Enzon Common Stock and Enzon Series C Preferred Stock, as applicable, Beneficially Owned by such IEH Party against any (i) Enzon Acquisition Proposal, (ii) amendment to the Enzon Organizational Documents that would impede or adversely affect the Merger or other transactions contemplated by the Merger Agreement (except as otherwise contemplated by the Merger Agreement) and (iii) other action or transaction involving Enzon that is intended or reasonably expected to impede or adversely affect the Merger, the Reverse Stock Split or other transactions contemplated by the Merger Agreement; provided that the foregoing clauses (i)-(iii) will not apply to any transaction, proposal or action that is the subject of an Enzon Adverse Recommendation Change made in accordance with the Merger Agreement that has not been rescinded.
Please see the section titled “IEH Support Agreement” in this prospectus/consent solicitation statement for further information on the IEH Support Agreement.
Enzon Solicitation of Written Consents
Enzon is asking the holders of Enzon Common Stock to approve (i) the Reverse Stock Split Proposal and (ii) the Merger Proposal and the transactions contemplated thereby, including the Merger, by executing and delivering the written consent furnished with this prospectus/consent solicitation statement.
The Enzon Board, upon the unanimous recommendation of the Enzon Special Committee, has unanimously determined that each Enzon Proposal is fair to, and in the best interests of, Enzon and the holders of Enzon Common Stock. The Enzon Board, upon the unanimous recommendation of the Enzon Special Committee, unanimously recommends that the holders of Enzon Common Stock consent to the Enzon Proposals.
Record Date
Only the holders of Enzon Common Stock of record holding shares of Enzon Common Stock at the close of business on the Enzon Record Date will be notified of and entitled to sign and deliver written consents with respect to the Enzon Proposals.
Enzon Stockholders Entitled to Consent
On the Enzon Record Date, the outstanding securities of Enzon eligible to consent with respect to the Enzon Proposals consisted of [74,214,603] shares of Enzon Common Stock.
Consents; Required Consents
Written consents from the holders of a majority of the outstanding shares of Enzon Common Stock are required to adopt the Enzon Proposals.

Please see the above description with respect to consents that the IEH Parties are expected to deliver following effectiveness of this prospectus/consent solicitation statement pursuant to the IEH Support Agreement.
Interests of Certain Persons in the Merger
In considering whether to adopt the Merger Proposal by executing and delivering the written consent, Enzon stockholders should be aware that aside from their interests as stockholders, Enzon’s officers and members of the Enzon Board have interests in the Merger that are different from, or in addition to, those of other Enzon stockholders generally. Enzon stockholders should take these interests into account in deciding whether to approve the Merger Proposal. Please see the section titled “Interests of Executive Officers and Directors in the Merger” in this prospectus/consent solicitation statement for further information.
Submission of Consents
If you hold shares of Enzon Common Stock as of the Enzon Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Enzon. Once you have completed, dated and signed the written consent, you may deliver to Enzon your executed consent to Enzon c/o Continental Stock Transfer & Trust Company, 1 State Street Plaza, 30th Floor, New York, New York 10004. Enzon recommends that you also email a .pdf copy of your executed written consent to Enzon’s consent solicitor, HKL, at enzn@hklco.com.
The Enzon Board has set [•] [a.m./p.m.] Eastern Time on [•], 2026 as the target date for the receipt of written consents. Enzon reserves the right to extend the final date for receipt of written consents beyond such date. Any such extension may be made without notice to Enzon stockholders. Once a sufficient number of consents to adopt the Enzon Proposals has been received, the consent solicitation will conclude.
Executing Consents; Revocation of Consents
You may execute a written consent to adopt the Enzon Proposals, which is equivalent to a vote “FOR” the Enzon Proposals. If you do not execute and return your written consent, or otherwise withhold your written consent, it will have the same effect as voting against the Enzon Proposals.
If you are a record holder of shares of Enzon Common Stock as of the close of business on the Enzon Record Date, you may change or revoke your written consent (subject to any contractual obligations you may otherwise have) at any time prior to [•] [a.m./p.m.], Eastern Time, on [•], 2026t (or, if earlier, before the consents of a sufficient number of shares to adopt the Enzon Proposals have been delivered to the Secretary of Enzon). If you wish to change or revoke your consent before that time, you may do so by sending in a new written consent with a later date by one of the means described in the section titled “Enzon Solicitation of Written Consent” in this prospectus/consent solicitation statement delivering a notice of revocation to the Secretary of Enzon.
Solicitation of Consents; Expenses
The expenses of soliciting tenders of the shares of Enzon Series C Preferred Stock will be borne by Enzon. The principal solicitations are being made by mail; however, additional solicitations may be made by electronic communication or by telephone, or in person by Enzon and the Information Agent, as well as by Enzon’s officer and other Affiliates. These Persons will receive their regular salaries but no special compensation for soliciting consents. Enzon has engaged HKL, as a consent solicitor. HKL will receive reasonable and customary compensation for its services. Enzon estimates that it will pay HKL a fee of approximately $40,000, plus reasonable out-of-pocket expenses. Upon request, Enzon will reimburse brokerage firms, banks or other nominees for their reasonable charges and expenses to forward the consent solicitation materials to the Enzon stockholders in accordance with the applicable rules. In addition to the mailing of these consent solicitation materials, the solicitation of written consents may be made in person, by telephone or by electronic communication by Enzon’s directors, officer or Affiliates, who will not receive any additional compensation for such solicitation activities.
Enzon stockholders will not be required to pay any fees or commissions to Enzon, the Exchange Agent or the Information Agent in connection with the Series C Exchange Offer. If an Enzon stockholder’s shares of Enzon Series C Preferred Stock are held through a brokerage firm, bank or other nominee that tenders such holder’s shares of Enzon Series C Preferred Stock on his, her or its behalf, such brokerage firm, bank or other nominee may charge such holder a commission or service fee for doing so. Enzon stockholders should consult their broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.
Reverse Stock Split
Prior to the Effective Time, Enzon will take all actions necessary to effectuate the Reverse Stock Split. Enzon expects to effectuate the Reverse Stock Split immediately prior to the Effective Time. The ratio of the Reverse Stock Split will be 1 for 100.
Following the Closing, there will be approximately 36,345,955 shares of Combined Company Common Stock outstanding (after giving effect to the Reverse Stock Split).
Post-Merger Surviving Company Conversion (into an LLC)
Promptly following the Effective Time, Enzon will cause the conversion of the Surviving Company from a Delaware corporation into a Delaware limited liability company through a statutory conversion permitted under Delaware law. The corporate existence of the Surviving Company will continue unaffected and unimpaired by the conversion, except that, upon the consummation of the conversion, all of the outstanding shares of Viskase Common Stock will be converted to limited liability company interests. Because the Surviving Company will be a wholly owned Subsidiary of Enzon at the Effective Time, Enzon will be the sole member of the Surviving Company following the conversion. Under DGCL § 266(h), the rights, privileges, powers and interest in property of the pre-conversion corporation, as well as the debts, liabilities and duties of the pre-conversion corporation, will remain with the post-conversion limited liability company and will not be deemed, as a consequence of the conversion, to have been transferred to the post-conversion limited liability company for any purpose of the laws of the State of Delaware. No appraisal rights attach in connection with the conversion.
The converted company is intended to be treated as an entity disregarded as separate from its owner for U.S. federal income tax purposes, and, to the extent applicable, for state and local income tax purposes. As such, all income, gain, losses, deductions and credits of the converted company would be treated, for U.S. federal income tax purposes, as recognized by Enzon.
Governance of the Combined Company
Combined Company Name and Ticker Symbols
Following the Effective Time, the name of the Combined Company will be “Viskase Holdings, Inc.” and the common stock of the Combined Company will be traded on the “OTCQB” tier of the OTC under new ticker symbol “[•]”.
Combined Company Board of Directors
As of the Effective Time, the board of directors of the Combined Company will consist of two current Enzon directors Jordan Bleznick and Randolph C. Read, together with [•].
Management of the Combined Company
As of the Effective Time, the officers of Viskase immediately prior to the Effective Time will be the officers of the Combined Company and the Surviving Company, in each case, until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the governing documents of the Combined Company or the Surviving Company, as applicable, and applicable law.
Constituent Documents of the Combined Company and its Subsidiaries
Following Enzon’s receipt of the requisite approval by Enzon’s stockholders and immediately prior to the Effective Time, the amended and restated certificate of incorporation of Enzon as in effect immediately prior to such approval will be amended by filing the amendment to the Enzon Charter with the Delaware Secretary of State as set forth in Exhibit B to the Merger Agreement Amendment, which is attached as Annex A-1 to this prospectus/consent solicitation statement. The Enzon Charter Amendment will effectuate (i) the Reverse Stock Split and (ii) the changing of Enzon’s name from “Enzon Pharmaceuticals, Inc.” to “Viskase Holdings, Inc.”
At the Effective Time, the Viskase Charter as in effect immediately prior to the Effective Time will be amended and restated in its entirety to read as set forth in Exhibit C to the Merger Agreement, which is attached as Annex A to this prospectus/consent solicitation statement and, as so amended and restated, will be the certificate of incorporation of the Surviving Company until thereafter amended as provided therein or as provided by applicable law. Additionally, at the Effective Time, the Viskase Bylaws of Viskase as in effect immediately prior to the Effective Time will be amended and restated in their entirety to read as the bylaws of Merger Sub as in effect immediately prior to the Effective Time until thereafter amended as provided therein or as provided by applicable law.
Delisting and Deregistration of Viskase Common Stock
Viskase has agreed to take all actions necessary to remove the Viskase Common Stock from quotation on OTC, effective as of the Effective Time. As such, if the Merger is completed, shares of Viskase Common Stock will no longer be publicly traded and will be removed from quotation on the OTC.
OTC Listing of Combined Company Common Stock
Enzon’s Common Stock is currently quoted on the “OTCQB” tier of the OTC under the symbol “ENZN”. Enzon will use its commercially reasonable efforts to cause the shares of Combined Company Common Stock to be issued in connection with the Merger to be quoted on the OTC, subject to official notice of issuance, prior to the Effective Time. It is a condition of the consummation of the Merger that Enzon receives confirmation from the OTC that such shares of Combined Company Common Stock have been approved for listing on the OTC, but there can be no assurance such listing conditions will be met or that Enzon will obtain such confirmation from the OTC. If such listing conditions are not met or if such confirmation is not obtained, the Merger will not be consummated unless this listing condition is waived by the applicable parties.
Appraisal and Dissenters’ Rights
The discussion of the provisions set forth below is not a complete summary regarding your appraisal rights under Delaware law and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which can be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. Viskase stockholders intending to exercise appraisal rights should carefully review Section 262 in its entirety. Failure to follow precisely any of the statutory procedures set forth in Section 262 of the DGCL will result in a termination or waiver of these rights. This summary does not constitute any legal or other advice nor does it constitute a recommendation that you exercise your rights to demand appraisal under Section 262 of the DGCL.
Appraisal and Dissenters’ Rights
If you hold (or Beneficially Own, as the case may be) one (1) or more shares of Viskase Common Stock, you are entitled to appraisal rights under Delaware law and have the right to have your shares appraised by the Court and receive the “fair value” of such shares (exclusive of any element of value arising from the accomplishment or expectation of the transaction) as of completion of the Merger in place of the Merger Consideration, as determined by the Court, if you strictly comply with the procedures specified in Section 262 of the DGCL. Any such Viskase stockholder or beneficial owner awarded “fair value” for his, her or its shares by the Court would receive payment of that fair value in cash, together with interest, if any, to be paid upon the amount determined to be the “fair value” in lieu of the right to receive the Merger Consideration.
The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that can be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. All references in Section 262 of the DGCL and in this summary to a: (i) “stockholder” are to the record holders of the shares of Viskase Common Stock immediately prior to the Effective Time; and (ii) “beneficial owner” are to a Person who is the beneficial owner of shares of Viskase Common Stock held either in voting trust or by a nominee on behalf of such Person. Failure to comply strictly with the procedures set forth in Section 262 of the DGCL may result in the loss of appraisal rights. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.
If the Merger is completed, subject to certain exceptions specified in Section 262 of the DGCL and summarized below, Persons who: (i) submit to Viskase a proper written demand for appraisal of such shares; (ii) continuously remain the record holders or beneficial owners of such shares through the Effective Time; and (iii) otherwise comply with the applicable procedures and requirements set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Court and receive payment in cash of the “fair value” of such shares (as determined by the Court, exclusive of any element of value arising from the accomplishment or expectation of the transaction) instead of the Merger Consideration. Any such Person awarded “fair value” for his, her or its shares by the Court would receive payment of that fair value in cash, together with interest, if any, to be paid upon the amount determined to be the “fair value” in lieu of the right to receive the Merger Consideration. It is possible that any such “fair value” as determined by the Court may be more or less than, or the same as, the Merger Consideration that such Person is entitled to receive pursuant to the Merger Agreement.
When a merger agreement is approved by written consent without a meeting of stockholders pursuant to Section 228 of the DGCL, as is the case with the Merger Agreement, Section 262 of the DGCL requires that either a constituent corporation before, or the surviving corporation within ten (10) days after, the effective date of the merger notify each stockholder of the constituent corporation who is entitled to appraisal rights of the approval of the transaction and that appraisal rights are so available and must include in each such notice a copy of Section 262 of the DGCL. Such notice may, and, if given on or after the effective date of the transaction, shall, also notify the stockholders of the effective date of the transaction. THIS PROSPECTUS/CONSENT SOLICITATION STATEMENT CONSTITUTES VISKASE’S NOTICE TO VISKASE’S STOCKHOLDERS OF THE AVAILABILITY OF APPRAISAL RIGHTS IN CONNECTION WITH THE TRANSACTION IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 262 OF THE DGCL. A COPY OF THE FULL TEXT OF SECTION 262 OF THE DGCL CAN BE ACCESSED WITHOUT SUBSCRIPTION OR COST AT THE FOLLOWING PUBLICLY AVAILABLE WEBSITE: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
PERSONS WHO WISH TO EXERCISE APPRAISAL RIGHTS OR WHO WISH TO PRESERVE THE RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING SUMMARY AND THE FULL TEXT OF SECTION 262 OF THE DGCL CAREFULLY. FAILURE TO COMPLY WITH THE PROCEDURES OF SECTION 262 OF THE DGCL IN A TIMELY AND PROPER MANNER MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN ADDITION, THE COURT WILL DISMISS APPRAISAL PROCEEDINGS IN RESPECT OF VISKASE COMMON STOCK UNLESS CERTAIN STOCK OWNERSHIP CONDITIONS ARE SATISFIED BY PERSONS SEEKING APPRAISAL. DUE TO THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL, PERSONS WHO WISH TO EXERCISE APPRAISAL RIGHTS ARE URGED TO CONSULT WITH THEIR OWN LEGAL AND FINANCIAL ADVISORS IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. A STOCKHOLDER OR BENEFICIAL OWNER WHO LOSES HIS, HER OR ITS APPRAISAL RIGHTS WILL BE ENTITLED TO RECEIVE THE MERGER CONSIDERATION.
How to Exercise and Perfect Your Appraisal Rights
If you are a Viskase stockholder or beneficial owner and wish to exercise the right to seek an appraisal of your shares of Viskase Common Stock, you must satisfy each of the following conditions:
•
you must deliver to Viskase a written demand for appraisal of your shares of Viskase Common Stock within 20 days after the date of Viskase mailing the appraisal notice and be a stockholder of record or beneficial owner at the time of the making of such demand. Failure to make a written demand for appraisal on or before the expiration of such 20-day period may result in the loss of such Person’s appraisal rights. For clarity, such 20-day period will begin to run on the date of mailing of the appraisal notice;
•
you must not consent to the Merger or otherwise withdraw or waive your appraisal rights;

•
you must continuously hold (or Beneficially Own, as the case may be) the shares from the date of making the demand through the Effective Time (a stockholder or beneficial owner will lose appraisal rights if such Person transfers the shares before the Effective Time); and

•
you or the Combined Company (or any other stockholder or beneficial owner that has properly demanded appraisal rights and is otherwise entitled to appraisal rights) must file a petition in the Court requesting a determination of the fair value of the shares within 120 days after the Effective Time. The Combined Company is under no obligation to file any such petition in the Court and has no intention of doing so. Accordingly, it is the obligation of the Viskase stockholders and beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of shares of Viskase Common Stock within the time prescribed in Section 262 of the DGCL.

If you fail to comply with any of these conditions and the Merger is completed, you will be entitled to receive the Merger Consideration, but you will have no appraisal rights with respect to your shares of Viskase Common Stock.
Who May Exercise Appraisal Rights
In addition to the foregoing requirements, the demand must reasonably inform Viskase of the identity of the stockholder or beneficial owner and that such Person intends to demand appraisal of his, her or its Viskase Common Stock and, with respect to a demand for appraisal made by a beneficial owner, must additionally reasonably inform Viskase of the identify the holder of record of the shares for which the demand is made, be accompanied by documentary evidence of such beneficial owner’s ownership of Viskase Common Stock and a statement that such documentary evidence is a true and correct copy of what it purports to be and provide an address at which such beneficial owner consents to receive notices given by Viskase and to be set forth on the verified list (as defined below).
IF YOU HOLD YOUR VISKASE COMMON STOCK IN BROKERAGE ACCOUNTS, BANK OR OTHER NOMINEE FORMS AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BROKERAGE FIRM, BANK OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR APPRAISAL OF THOSE SHARES. If you own shares of Viskase Common Stock jointly with one (1) or more other Persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or on behalf of all joint owners. An authorized agent, including an agent for two (2) or more joint owners, may execute the demand for appraisal; however, the agent must identify the owner(s) and expressly disclose the fact that, in making the demand, such agent is acting as agent for the owner(s). If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver your written demand to:
Viskase Companies, Inc.
333 East Butterfield Road, Suite 400
Lombard, Illinois 60148
Attention: Joseph D. King, Secretary
Actions After Completion of the Merger
If the Merger is completed, the Combined Company will give written notice that the Merger has become effective within ten (10) days after the Effective Time to each Person that is entitled to appraisal rights; provided, however, that if such notice is sent more than 20 days following the mailing of this prospectus/consent solicitation statement, such notice need only be sent to each Person who is entitled to appraisal rights and who has demanded appraisal of his, her or its shares of Viskase Common Stock in accordance with Section 262 of the DGCL. At any time within 60 days after the Effective Time, any Person entitled to appraisal rights who has not commenced an appraisal proceeding or joined in such a proceeding as a named party will have the right to withdraw his, her or its demand and to accept the Merger Consideration in accordance with the Merger Agreement for his, her or its shares of Viskase Common Stock by delivering to the Combined Company a written withdrawal of the demand for appraisal. Within 120 days after the Effective Time, any Person who has complied with the requirements of Section 262 of the DGCL, or the Combined Company, may commence an appraisal proceeding by filing a petition in the Court, with a copy served on the Combined Company in the case of a petition filed by such a Person, demanding a determination of the fair value of the shares of Viskase Common Stock held by all Persons who have properly demanded appraisal. The Combined Company is under no obligation to file an appraisal petition and has no intention of doing so.
If you desire to have your shares appraised and have otherwise complied with the requirements of Section 262 of the DGCL, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any Person who has complied with the provisions of Section 262 of the DGCL will be entitled to receive from the Combined Company, upon written request, a statement setting forth the aggregate number of shares of Viskase Common Stock not voted in favor of the Merger and with respect to which Viskase has received demands for appraisal, and the aggregate number of stockholders or beneficial owners holding or owning such shares. The Combined Company must give this statement to you within ten (10) days after receipt by the Combined Company of the request therefor or ten (10) days after expiration of the period for delivery of demands for appraisal, whichever is later.
If a petition for appraisal is duly filed, and a copy of the petition is delivered to the Combined Company, the Combined Company will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all Persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by the Combined Company. We refer to this list as the “verified list.” The Delaware Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition to the Combined Company and to the Persons shown on the verified list. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the Combined Company. At the hearing on the petition, the Court will determine the Persons who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby. The Court may require the Persons who have demanded an appraisal of their shares and who hold stock represented by certificates to submit their stock certificates (if any) to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and the Court may dismiss the proceedings as to any Person who fails to comply with this direction. After the Court determines the Persons entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court, including any rules specifically governing appraisal proceedings. The Court will determine the fair value of the shares of Viskase Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the transaction, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining the fair value, the Court will take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in Section 262 of the DGCL, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at five percent (5%) over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Combined Company may pay to each Person entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount paid and the fair value of the shares as determined by the Court and (ii) interest theretofore accrued, unless paid at that time. When the value is determined, the Court will direct the payment of such value, with interest thereon, if any, to the Persons entitled thereto, upon such terms and conditions as the Court may order.
In determining the fair value, the Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered”. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of your shares as determined under Section 262 of the DGCL could be greater than, the same as or less than the value of the Merger Consideration. Enzon and the Surviving Company do not anticipate offering more than the Merger Consideration to any Person exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Viskase Common Stock is less than the Merger Consideration.
If no petition for appraisal is filed within 120 days after the Effective Time, or if the Person delivers a written withdrawal of his, her or its demand for appraisal, then the right of that Person to appraisal will cease and that Person will be entitled to receive the Merger Consideration described in the Merger Agreement, without interest thereon.
The Court may determine the costs of the appraisal proceeding and may tax those costs against the parties as the Court determines to be equitable under the circumstances. Upon the application of a Person whose name appears on the verified list who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of the expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination, each party bears its own expenses.
Any Person who has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote the shares of Viskase Common Stock subject to that demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to record holders of Viskase Common Stock as of a record date prior to the Effective Time.
Any Person who has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the Merger Consideration by delivering a written withdrawal of the demand for appraisal to the Combined Company, except that any attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Combined Company. No appraisal proceeding in the Court will be dismissed as to any Person without the approval of the Court and such approval may be conditioned on the terms the Court deems just; provided, however, that this provision will not affect the right of any Person who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such Person’s demand for appraisal and to accept the terms offered in the transaction within 60 days after the Effective Time. If you fail to perfect, successfully withdraw or lose your appraisal rights, your shares of Viskase Common Stock will be converted into the right to receive the Merger Consideration, without interest thereon.
Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the Merger Consideration for your shares in accordance with the Merger Agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a Viskase stockholder or beneficial owner and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.
THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL

IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, SECTION 262 OF THE DGCL WILL GOVERN.
No Appraisal or Dissenters’ Rights For Enzon Stockholders
Under the DGCL, Enzon stockholders will not be entitled to exercise any appraisal rights in connection with the Merger. Please see the section titled “The Merger — Appraisal and Dissenters’ Rights” in this prospectus/consent solicitation statement for further information regarding how to exercise your voting rights as an Enzon stockholder.
Litigation Relating to the Merger
To the knowledge of our management team, there are not any lawsuits or other legal proceedings currently pending or contemplated against us relating to the Merger.
Accounting Treatment
Notwithstanding the legal form, the Merger will be accounted for as a reverse recapitalization and not a business combination under ASC 805. Under this method of accounting, Enzon will be treated as the acquired company for accounting purposes, whereas Viskase will be treated as the accounting acquirer. In accordance with this method of accounting, the Merger will be treated as the equivalent of Viskase issuing shares for the net assets of Enzon, accompanied by a recapitalization. The net assets of Enzon will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Merger will be those of Viskase.
HSR Act Filing
Under the HSR Act, the Merger cannot be completed until Enzon and Viskase file a Notification and Report Form with the FTC and the DOJ and the applicable waiting period has expired or been terminated. The parties filed a Notification and Report Form with the FTC and the DOJ on June 30, 2025. The FTC granted early termination of the applicable HSR Act waiting period to the parties on July 15, 2025. However, the DOJ, the FTC and others may still challenge the Merger on antitrust grounds after the termination of the waiting period. At any time before or after the completion of the Merger, any of the DOJ, the FTC or another Person could take action under the antitrust laws as it deems necessary or desirable in the public interest, including, without limitation, seeking to enjoin the consummation of the Merger, conditionally approve the Merger upon the divestiture of assets of Enzon or Viskase, subject the consummation of the Merger to regulatory conditions or seek other remedies. Enzon and Viskase cannot assure you that a challenge to the Merger will not be made or that, if a challenge is made, it will not succeed. Please see the section titled “HSR Act Filing” in this prospectus/consent solicitation statement for further information regarding the HSR Act filing.
In addition to the Notification and Report Form discussed above, the Merger Agreement requires that Enzon and Viskase obtain any consents, licenses, permits, waivers, clearances, approvals, authorizations, or waiting period expirations required to be obtained or made by Viskase, Enzon or Merger Sub under any foreign or other antitrust or related law governing competition or prohibiting, restricting or regulating actions with the purpose or effect of monopolization, restraint of trade or lessening of competition. Each of Enzon and Viskase will promptly respond to any request by the FTC, and the Antitrust Division of the U.S. Department of Justice and any other requesting governmental entity pursuant to the HSR Act or any other antitrust law in connection with the transactions contemplated by the Merger Agreement. Enzon and Viskase will cooperate fully with each other in connection with the making of all such filings or responses. In addition, except as may be prohibited by any governmental entity or by any applicable Law, Enzon, Viskase and Merger Sub will reasonably consult with the other party before participating in or attending any meeting or conference or engaging in any material communication, with any governmental entity or any official or such other Person in respect of the transactions contemplated by the Merger Agreement and give the other party a reasonable opportunity to attend and participate therein, and in the event one (1) party is prohibited or unable to participate, attend or engage in any such meeting, conference or material written communication, and keep such party apprised with respect thereto.

Subject to applicable law, each party has agreed to consult with the other in advance of any material communications with Governmental Entities and to provide the other with a reasonable opportunity to attend and participate in meetings or discussions with such authorities (and may designate competitively sensitive materials as “outside counsel only”). Viskase is responsible for developing and controlling the strategy for obtaining any required antitrust approvals, including the content and timing of submissions to governmental entities; provided that Viskase is required to consult with Enzon in advance and consider Enzon’s views in good faith. Enzon is required to provide reasonable cooperation in support of these efforts.
The Merger Agreement provides that, if any proceeding is threatened or instituted challenging the Merger Agreement as violative of any antitrust law, Enzon and Viskase will each use commercially reasonable efforts to (i) avoid any order or similar action that would restrain, prevent or delay the Closing and (ii) avoid or eliminate any impediments under antitrust law as to enable the Closing to occur as soon as possible (and in any event no later than the Termination Date, except as otherwise provided in the Merger Agreement). However, notwithstanding the foregoing, neither party is required to (A) litigate or defend against any action by a governmental entity seeking to restrain the transactions contemplated by the Merger Agreement or (B) propose or agree to any divestiture, sale, licensing or disposition of businesses, product lines, equity holdings, technology, intellectual properties, or other assets of Viskase, Enzon or their respective Subsidiaries or (C) agree to take any post-Closing action that would limit its freedom of action or ability to operate or retain any of its businesses or assets.
In addition, from the date of the Merger Agreement until the earliest of (i) the expiry or termination of the waiting period under the HSR Act, (ii) the waiver such condition by Enzon, Viskase and Merger Sub or (iii) the termination of the Merger Agreement in accordance with its terms, Enzon, Viskase and Merger Sub will not agree to or enter into certain acquisitions or business combinations if doing so could reasonably be expected to (A) materially delay the receipt of (or materially increase the risk of not obtaining) any consent of any governmental entity necessary to consummate the transactions contemplated by the Merger Agreement or the expiration or termination of any applicable waiting period under any antitrust law, (B) materially increase the risk of any governmental entity seeking to prohibit the transactions contemplated by the Merger Agreement or (C) materially increase the risk of being unable to remove any such prohibition. On July 15, 2025, the FTC granted early termination of the waiting period. Accordingly, the conditions discussed in this paragraph have been satisfied.
There can be no assurance that any required regulatory approvals will be obtained on a timely basis or at all, or that the Merger will not be challenged by governmental entities or private parties. Any such challenge could result in an order enjoining the Merger or in conditions or restrictions that could delay or prevent its completion.

THE MERGER AGREEMENT
The following describes certain material provisions of the Merger Agreement. This description may not contain all of the information that may be important to you. The description in this section and elsewhere in this prospectus/consent solicitation statement is qualified in its entirety by reference to the Merger Agreement (including all exhibits thereto), a copy of which is attached to this prospectus/consent solicitation statement as Annex A, and the Merger Agreement Amendment (including all exhibits thereto), a copy of which is attached to this prospectus/consent solicitation statement as Annex A-1. This summary does not purport to be complete and may not provide all of the information about the Merger Agreement that may be important to you. We encourage you to read the Merger Agreement carefully and in its entirety.
Explanatory Note Regarding the Merger Agreement
The Merger Agreement, as amended, and this summary are included solely to provide you with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about Enzon, Viskase or any of their respective Subsidiaries or Affiliates. The representations, warranties and covenants made in the Merger Agreement by Enzon, Merger Sub and Viskase are qualified and subject to important limitations agreed to by the parties to the Merger Agreement in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement and were negotiated with the principal purpose of allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from that generally relevant to stockholders or applicable to reports and documents filed with the SEC, and, in some cases, are qualified by confidential disclosures that were made by each party to the other, which disclosures are not publicly disclosed. The representations and warranties in the Merger Agreement will not survive the completion of the merger. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone but instead should be read together with the information provided elsewhere in this prospectus/consent solicitation statement and in the documents incorporated by reference into this prospectus/consent solicitation statement. Please see the section titled “Where You Can Find More Information” in this prospectus/consent solicitation statement for further information.
Closing/Effective Time
Unless another date and time are agreed to by the parties, the completion of the mergers will occur at 10:00 a.m., Eastern Time, on the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions to completion of the Merger (other than those conditions that by their nature are to be satisfied at completion of the Merger, but subject to the fulfillment or waiver of such conditions at the time of completion) described under the section titled “The Merger Agreement — Conditions to Completion of the Merger” in this prospectus/consent solicitation statement. Unless the Merger Agreement is terminated, as described in the section titled “Termination” in this prospectus/consent solicitation statement, the parties will cause the Merger to be consummated by filing all necessary documentation, including a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Secretary of State”), in such form as required by, and executed in accordance with, the DGCL.
The Merger will become effective at the Effective Time.
Merger Consideration
At the Effective Time, by virtue of the Merger and without any action on the part of Enzon, Viskase or the holder of any capital stock of Enzon or Viskase, each share of Viskase Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Viskase Common Stock (i) held by Viskase as treasury shares, (ii) owned by Enzon, Merger Sub or a wholly owned Subsidiary of Viskase, Enzon or Merger Sub immediately prior to the Effective Time and (iii) Dissenting Viskase Shares) (the

“Exchanged Viskase Shares”) will be automatically converted into the right to receive a number of shares of Enzon Common Stock equal to the Exchange Ratio (the merger consideration described in this section, the “Merger Consideration”).
Under the Exchange Ratio mechanics, the Exchanged Viskase Shares will be automatically converted into the right to receive a number of shares of Enzon Common Stock equal to (i) the number of shares of Enzon Common Stock issued and outstanding as of immediately prior to the Effective Time (after giving effect to each of the Reverse Stock Split, the IEH Share Exchange and the shares of Enzon Common Stock issued pursuant to the Series C Exchange Offer, and such number of shares of Enzon Common Stock, the “Pre-Exchange Enzon Shares”), divided by 0.45, minus (ii) the Pre-Exchange Enzon Shares, divided (iii) by the number of Exchanged Viskase Shares.
As a result of the Exchange Ratio mechanics described above, it is anticipated that, upon completion of the Merger and assuming that the Enzon Series C Preferred Stock is exchanged for Enzon Common Stock in full, (i) the holders of Enzon Common Stock immediately prior to the Closing are expected to own approximately 5% of the Enzon Common Stock, (ii) the holders of Enzon Series C Preferred Stock are expected to own approximately 40% of the Enzon Common Stock and (iii) Viskase stockholders are expected to own 55% of the Enzon Common Stock, subject to certain adjustments based upon the number of shares of Enzon Series C Preferred Stock exchanged for Enzon Common Stock by non-Affiliates of IEH, and depending on the liquidation value of the Series C Preferred Stock at the Closing. If the actual facts differ from any of the foregoing assumptions (which they may), the percentage ownership retained by current Enzon stockholders in the Combined Company will differ. Certain of these adjustments are described in further detail in the section titled “IEH Support Agreement” in this prospectus/consent solicitation statement.
Additionally, at the Effective Time:
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Viskase stockholders will not receive any fractional shares of Enzon Common Stock as Merger Consideration. Each Viskase stockholder who would have otherwise have been entitled to receive a fraction of a share of Enzon Common Stock will receive, in lieu thereof, a cash payment (without interest) in an amount equal to such fractional amount multiplied by the volume weighted averages of the trading prices of Enzon Common Stock over the five (5) consecutive Trading Days ending on (and including) the Trading Day that is two (2) Trading Days prior to the date of the Effective Time, rounded down to the nearest penny;

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all shares of Viskase Common Stock held by Viskase as treasury shares or by Enzon, Merger Sub or any of their (or Viskase’s) wholly owned Subsidiaries immediately prior to the Effective Time will be automatically cancelled and will cease to exist, and no consideration shall be delivered in exchange therefor (such shares, the “Viskase Cancelled Shares”); and

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each share of Enzon Common Stock issued and outstanding immediately prior to the Effective Time will remain an issued and outstanding share of the Combined Company.

Exchange Procedures
Establishment of Exchange Fund
Immediately prior to or concurrently with the Effective Time, Enzon will deposit with a nationally recognized bank or trust company (the “Exchange Agent”), which Exchange Agent will be reasonably satisfactory to Viskase, a sufficient number of uncertificated, book-entry shares of Enzon Common Stock to issue as the Merger Consideration and cash sufficient to cover amounts payable for dividends, distributions and the redeemed fractional shares. This deposit constitutes the “Exchange Fund.” No consideration will be provided for shares subject to appraisal rights until such rights are waived, withdrawn or lost.
Exchange Procedures
Promptly after the Effective Time (and in any event, no later than five (5) business days following the Effective Time), Enzon will cause the Exchange Agent to send each Viskase stockholder a letter of transmittal and instructions for surrendering such stockholder’s stock certificates or book-entry shares. Upon proper surrender and documentation, Enzon will cause the Exchange Agent to promptly (and in any event, no later than five (5) business days thereafter) issue the corresponding shares of Enzon Common Stock and any applicable cash payments for dividends, distributions and the redeemed fractional shares.
Dividends or Other Distributions on Unexchanged Shares
Dividends or other distributions on Enzon Common Stock with a record date after the Effective Time will not be paid to former Viskase stockholders until their shares are properly surrendered. Once surrendered, such holders will receive all unpaid dividends or distributions to which they are entitled, without interest.
Termination of Rights in Viskase Shares
Upon conversion, all rights in Viskase Common Stock will cease, other than the right to receive the Merger Consideration, cash in lieu of fractional shares and any applicable dividends or distributions. Viskase’s stock transfer books will be closed as of the Effective Time.
No Fractional Shares
No fractional shares of Enzon Common Stock will be issued. Instead, holders will receive a cash payment (without interest) in an amount equal to such fractional amount multiplied by the volume weighted averages of the trading prices of Enzon Common Stock over the five (5) consecutive Trading Days ending on (and including) the Trading Day that is two (2) Trading Days prior to the date of the Effective Time, rounded down to the nearest penny, in lieu of fractional shares.
Termination of Exchange Fund
Any portion of the Exchange Fund remaining unclaimed 180 days after the Effective Time may be returned to Enzon. Thereafter, former Viskase stockholders must look to Enzon for any remaining consideration, subject to abandoned property, escheat or other similar laws.
Withholding Rights
Each of Enzon, Viskase, the Surviving Company and the Exchange Agent may withhold amounts from payments as required by applicable tax laws.
Lost Certificates
Holders of lost, stolen or destroyed Viskase certificates may receive the Merger Consideration upon submitting an affidavit and, if required by Enzon, bond in such reasonable amount as Enzon may direct as indemnity against any claim that may be made against it with respect to such certificate or other documentation (including an indemnity in customary form) reasonably requested by Enzon.
Dissenting Shares
Shares held by Viskase stockholders who properly demand appraisal under Delaware law will not be converted into the Merger Consideration unless such rights are withdrawn, waived or otherwise lost. Viskase will promptly notify Enzon of any appraisal demands, withdrawals of such demands and any other instruments served pursuant to Delaware law and received by Viskase in respect of the Dissenting Viskase Shares. Viskase will not, except with Enzon’s prior written consent, make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, in respect of Dissenting Viskase Shares. Under the DGCL, Enzon stockholders will not be entitled to exercise any dissenters’ or appraisal rights in connection with the Merger. Please see the section titled “The Merger — Appraisal and Dissenters’ Rights” in this prospectus/consent solicitation statement for further information regarding appraisal and dissenters’ rights.
Representations and Warranties
The Merger Agreement contains a number of representations and warranties made by each of Enzon, Merger Sub and Viskase that are subject in some cases to exceptions and qualifications (including exceptions that are not material to the party making the representations and warranties and its Subsidiaries and exceptions that do not have, and would not reasonably be expected to have, individually or in the aggregate, a “Material Adverse Effect” on the party making the representations and warranties). Please see the section titled “Merger Consideration — Material Adverse Effect” in this prospectus/consent solicitation statement for the definition of Material Adverse Effect.
The representations and warranties in the Merger Agreement relate to, among other things:
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organization; standing;

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capitalization;

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authority; noncontravention; voting requirements;

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governmental approvals;

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Viskase documents; undisclosed liabilities;

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absence of certain changes;

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legal proceedings;

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compliance with laws; permits;

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tax matters;

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employee plans;

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labor matters;

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environmental matters;

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intellectual property; information technology; data privacy;

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no rights agreement; anti-takeover provisions;

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property;

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contracts;

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insurance;

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information supplied;

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opinion of financial advisors;

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brokers and other advisors; and

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no other representations or warranties.

Additionally, each of Enzon and Merger Sub also makes representations and warranties relating to, among other things:
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Enzon SEC documents; and

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ownership of Viskase common stock.

Material Adverse Effect
Many of the representations and warranties in the Merger Agreement are qualified by “Material Adverse Effect” on the party making such representations and warranties.
For purposes of the Merger Agreement:
A “Material Adverse Effect” with respect to either Enzon or Viskase means any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, is or would reasonably be expected to:
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(i) be materially adverse to the business, results of operations, assets or financial condition of such party and its Subsidiaries, taken as a whole, or

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(ii) materially delay, impede or prevent the transactions contemplated by the Merger Agreement on or before the Termination Date.

However, for purposes of clause (i) above, a Material Adverse Effect does not include the effect of any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of:
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(i) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case, in the United States or any foreign jurisdiction;

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(ii) changes or conditions generally affecting the industries, businesses or segments in which the applicable party or its respective Subsidiaries operate;

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(iii) any change after the date of the Merger Agreement in applicable law, regulation, GAAP or accounting standards (or authoritative interpretation of any of the foregoing);

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(iv) the announcement of the Merger Agreement or the transactions contemplated thereby or the consummation of the transactions contemplated by the Merger Agreement, including the impact thereof on the relationships of the applicable party or its Subsidiaries with customers, suppliers, distributors, partners, officers or employees;

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(v) pandemics, epidemics, COVID-19, acts of war (whether or not declared), armed hostilities, sabotage, terrorism or cyber-attacks, or any escalation or worsening of any acts of war, armed hostilities, sabotage, terrorism or cyber-attack threatened or underway as of the date of the Merger Agreement (including requirements for business closures, restrictions on operations or “sheltering-in-place”);

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(vi) earthquakes, hurricanes, floods or other natural disasters or other weather related or force majeure events;

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(vii) any failure, in and of itself, by the applicable party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period;

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(viii) any change in the market price or trading volume of the applicable party’s securities or any downgrade in its credit rating;

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(ix) tariffs, trade wars or similar matters;

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(x) any demands, litigation or similar actions brought by stockholders of the applicable party in connection with the Merger Agreement and the transactions contemplated thereby; or

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(xi) the taking of any specific action expressly required by the Merger Agreement or taken with the written consent of the other party or the failure to take any specific action expressly prohibited by the Merger Agreement and as for which the other party declined to consent.

With respect to clauses (i), (ii), (iii) or (v) above, such event, change, circumstance, effect, development or state of facts shall be taken into account for the purpose of determining whether a Material Adverse Effect has occurred to the extent it materially disproportionately affects the applicable party and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the applicable party operates.
In addition, if Enzon, Merger Sub or any of their respective Representatives knew of the material facts of a matter prior to the date of the Merger Agreement Amendment, then no effect, change, event or occurrence arising out of, or resulting from, such facts will constitute a Viskase Material Adverse Effect for all purposes under the Merger Agreement; provided that, for the avoidance of doubt, a Viskase Material Adverse Effect may result from facts that Enzon, Merger Sub or any of their respective Representatives become aware of after the date of the Merger Agreement Amendment.
Pursuant to the Merger Agreement Amendment, each of Enzon and Merger Sub has waived, consented to and released any inaccuracy in, breach of, or failure to comply with any representation, warranty, covenant or agreement of Viskase to the extent known to Enzon or Merger Sub as of the date of the Merger

Agreement Amendment and occurring or existing on or prior to that date. As a result, any such matters will be disregarded for purposes of determining whether the conditions relating to the accuracy of Viskase’s representations and warranties or its compliance with covenants have been satisfied at Closing, and Enzon and Merger Sub may not terminate, delay or refuse to consummate the Merger by reason of any such matter. This waiver does not affect any claim for fraud or intentional breach with respect to facts first arising or becoming known after the date of the Merger Agreement Amendment.
Survival
The representations and warranties in the Merger Agreement do not survive the Effective Time. Please see the section titled “The Merger Agreement — Explanatory Note Regarding the Merger Agreement” in this prospectus/consent solicitation statement for further information.
Covenants of the Parties
Conduct of Business Pending the Merger
During the period from the date of the Merger Agreement to the earlier of the termination of the Merger Agreement or the Effective Time (except, in each case, (i) as otherwise specifically contemplated by the terms of the Merger Agreement, (ii) as may be required by law or order or (iii) in the case of Viskase, with respect to the Viskase Credit Agreement), unless the other party otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), each of Viskase and Enzon has agreed that it will use its commercially reasonable efforts:
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to conduct the businesses of itself and its Subsidiaries, in all material respects, in the ordinary course of business, in a manner consistent with past practice; and

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consistent with the foregoing to preserve substantially intact the business organization of itself and its Subsidiaries, to keep available the services of the present executive officers and key employees of itself and its Subsidiaries, and to preserve, in all material respects, the assets and properties of itself and its Subsidiaries in good repair and condition and the present relationships and goodwill of itself and its Subsidiaries with governmental entities and Persons with which it or any of its Subsidiaries has significant business relations.

Additionally, without limiting the generality of the foregoing, during such period, each of Viskase and Enzon has agreed not to, and to cause its Subsidiaries not to, directly or indirectly, take any of the following actions without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), except, in each case, (i) as otherwise specifically contemplated by the terms of the Merger Agreement, (ii) as may be required by law or order or (iii) in the case of Viskase, with respect to the Viskase Credit Agreement:
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amend, modify, rescind, waive or make any change in its organizational documents or those of any of its Subsidiaries, that, individually or in the aggregate, would reasonably be expected to prevent, delay or materially impair its ability to consummate the Merger;

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issue, deliver, sell, pledge, grant, transfer, encumber or subject to any Lien any additional shares of capital stock, membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any of its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;

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redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of Enzon or Viskase, as applicable, or any of their respective Subsidiaries or any other securities convertible into or exercisable or exchangeable for, or warrants, options or other rights to acquire, any such shares or other ownership interests, other than in connection with redemptions, purchases or other acquisitions of shares or interests of any wholly owned Subsidiary of Enzon or Viskase, as applicable, by Enzon or Viskase, respectively, or any other wholly owned Subsidiary of Enzon or Viskase, respectively;
•
declare, set aside or pay any dividends or other distributions in respect of such shares or interests, other than dividends or distributions by wholly owned Subsidiaries to the parent or another wholly owned Subsidiary (and, with respect to Enzon, including the payment of any dividends or other distributions in respect of the Enzon Series C Preferred Stock; provided that dividends will continue to accrue pursuant to the terms of such Enzon Series C Preferred Stock);

•
transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon (other than a Permitted Lien) or otherwise dispose of any cash or cash equivalents, properties or assets (including cash or cash equivalents or capital stock of any Subsidiaries but excluding intellectual property, which is governed by the following bullet point), in each case, other than in the ordinary course of business consistent with past practice (and, with respect to Enzon, in each case, other than expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby);

•
transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any material intellectual property, in each case, other than in the ordinary course of business consistent with past practice;

•
acquire, lease or sublease any material assets or properties (including any equity interests or any real property) or spend or commit to spend any cash or cash equivalents to acquire any assets or property, whether by merger, consolidation, purchase or otherwise, in each case, other than in the ordinary course of business consistent with past practice;

•
merge with or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate;

•
make any material change in any financial or accounting policy, principle, procedure, method, estimate or practice, except as required by changes in GAAP (or any interpretation thereof) or applicable law, in each case, occurring after the date of the Merger Agreement;

•
make, change or revoke any tax election that is material to Enzon or Viskase, as applicable, and its respective Subsidiaries as a whole; adopt or change any tax accounting method or period, in each case, that is material to Enzon or Viskase, as applicable, and its respective Subsidiaries as a whole; file any amended U.S. federal income or other material tax return; settle any tax proceeding or audit; surrender any right to claim a refund of taxes; or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or similar provision of state, local or non-U.S. law);

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settle, release, waive, compromise or forgive any claim, action, proceeding, investigation or inquiry, or make any material commitment to a governmental entity, in each case, other than settlements that result solely in customary confidentiality obligations and monetary obligations, or waive any material right with respect to any material claim, in each case, other than in the ordinary course of business consistent with past practice (excluding claims related to (i) taxes, which are governed by the preceding bullet point in this list or (ii) Enzon Transaction Litigation or Viskase Transaction Litigation, respectively, which such litigation will be governed by a cooperation covenant referred to in the section titled “Covenants of the Parties — Other Covenants of the Parties” in this prospectus/consent solicitation statement);

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incur, assume, endorse, guarantee or otherwise become liable for, (or, with respect to Viskase, modify in any manner materially adverse to Viskase when considered as a whole), the terms of, any indebtedness for borrowed money, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), in each case, except in the ordinary course of business consistent with past practice;

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amend in any material respect, terminate early or fail to use commercially reasonable efforts to renew, or waive, release or assign any material rights, claims or benefits under, any material contract, or enter into any agreement that would be a material contract if in effect on the date of the Merger Agreement, in each case, other than in the ordinary course of business consistent with past practice;

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fail to maintain in all material respects insurance in such amounts and covering such risks as are consistent with past practice, subject to availability of such insurance in the market at commercially reasonable rates consistent with past practice;

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enter into or amend any material contract, agreement or transaction with any of their respective Affiliates (other than a wholly owned Subsidiary of Enzon or Viskase, respectively);

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make any loans, advances or capital contributions to, or investments in, any Person (other than to itself or its wholly owned Subsidiaries), except, in each case, in the ordinary course of business consistent with past practice;

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adopt or implement any stockholder rights plan, “poison pill” or similar agreement;

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enter into a material new line of business outside of its existing business and that of its Subsidiaries, taken as a whole;

•
enter into or amend any agreement, contract or commitment, or take any other action, in each case, that would reasonably be expected to prevent or materially delay or materially impair the consummation of the Merger; or

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commit, resolve or agree to do or authorize, any of the foregoing.

Additional Covenants of Enzon
In addition to the restrictions described above, Enzon has agreed not to, and to cause its Subsidiaries not to, directly or indirectly, take any of the following actions without the prior written consent of Viskase (such consent not to be unreasonably withheld, conditioned or delayed), except, in each case, as otherwise specifically contemplated by the terms of the Merger Agreement or as may be required by law or order:
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(i) increase the compensation or benefits payable or to become payable under any employee benefit plan of Enzon or otherwise to any employees, officers, director or independent contractors (who are individuals, including individuals providing their services through a personal services entity) of Enzon or any of its Subsidiaries, (ii) establish, adopt, enter into or amend any employee benefit plan of Enzon, or any benefit plan, arrangement, program, policy, commitment, or other arrangement that would be an employee benefit plan of Enzon if it were in existence on the date hereof, or any collective bargaining agreement, (iii) grant any awards under any bonus, incentive, performance or other compensation plan or arrangements, (iv) take any action to accelerate the vesting or payment of, or establish or provide any funding for any rabbi trust or similar arrangement for, any compensation or benefits under any employee benefit plan of Enzon (including any equity or equity-based awards), (v) grant or provide any change-in-control, retention, severance, termination compensation or benefits, (vi) hire or terminate (other than for “cause”) any employee, officer, director, or independent contractor (who is an individual, including an individual providing services through a personal services entity), or (vii) increase the compensation of any of its, or any of its Affiliates’, officers, directors, managers, partners, or employees, or pay or agree to pay any bonus or similar payment to any of the foregoing other than, in each case, in the ordinary course of business consistent with past practice;

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accelerate the collection of accounts receivable or delay the payment of accounts payable or accrued expenses, in each case, other than in the ordinary course of business consistent with past practice; or

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commit, resolve or agree to do or authorize any of the foregoing.

No Solicitation by Enzon
From the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, Enzon has agreed not to, and to cause its Subsidiaries not to, and to instruct (and cause) its and its Subsidiaries’ respective Representatives not to, directly or indirectly:
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solicit, initiate or knowingly facilitate or encourage (including by furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Enzon Acquisition Proposal;

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engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person, any non-public information in connection with an actual or potential Enzon Acquisition Proposal; or

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enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement constituting an Enzon Acquisition Proposal.

In addition, except as expressly permitted by the Merger Agreement and described below, Enzon has agreed to, and to cause its Subsidiaries’ to (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Enzon Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to lead to an Enzon Acquisition Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any such Person in connection with a potential Enzon Acquisition Proposal and (iii) immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.
Notwithstanding anything contained in the Merger Agreement to the contrary, if at any time prior to obtaining the Enzon Stockholder Approval, Enzon receives an Enzon Acquisition Proposal that did not result from any breach of the no solicitations provisions of the Merger Agreement, and the Enzon Board (acting on the recommendation of the Enzon Special Committee) or the Enzon Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Enzon Acquisition Proposal constitutes or is reasonably likely to lead to an Enzon Superior Proposal, then Enzon (acting at the direction of the Enzon Special Committee) may:
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enter into an Acceptable Confidentiality Agreement with the Person or group making such Enzon Acquisition Proposal and furnish pursuant to such Acceptable Confidentiality Agreement information (including non-public information) with respect to Enzon and its Subsidiaries to such Person or group; provided that Enzon must promptly provide to Viskase any material non-public information concerning Enzon or its Subsidiaries that is provided to such Person and was not previously provided to Viskase; and

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engage in or otherwise participate in discussions or negotiations with such Person or group and otherwise facilitate or assist with such Enzon Acquisition Proposal, if requested by such Person.

Enzon has also agreed to notify Viskase within two (2) business days of receipt of an Enzon Acquisition Proposal by Enzon or any of its Subsidiaries and, subject to applicable law (including with respect to fiduciary duties), to disclose to Viskase the material terms and conditions of any such Enzon Acquisition Proposal (including the consideration offered therein) and the identity of the Person or group making such Enzon Acquisition Proposal. Upon request by Viskase, Enzon has agreed to keep Viskase reasonably informed of any material developments with respect to such Enzon Acquisition Proposal, including any material changes thereto. Enzon has agreed to not, and to cause its Subsidiaries not to, enter into any confidentiality or similar agreement relating to an Enzon Acquisition Proposal with any Person that would prohibit it from providing such information to Viskase in accordance with the Merger Agreement.
Adverse Recommendation Change; Enzon Superior Proposal Termination
The Merger Agreement provides that neither the Enzon Board (acting on the recommendation of the Enzon Special Committee) nor the Enzon Special Committee will:
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withhold or withdraw (or modify in a manner adverse to Viskase), or publicly propose to withhold or withdraw (or modify in a manner adverse to Viskase), the Enzon Recommendation or the Enzon Special Committee Recommendation (as applicable);

•
recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Enzon Acquisition Proposal;

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fail to include the Enzon Recommendation or the Enzon Special Committee Recommendation in this prospectus/consent solicitation statement.

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make any public recommendation in connection with a tender or exchange offer that is subject to Regulation 14D under the Exchange Act, other than a recommendation in a Schedule 14D-9 against such tender or exchange offer;

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if an Enzon Acquisition Proposal (not subject to Regulation 14D under the Exchange Act) has been publicly announced or disclosed, fail to reaffirm the Enzon Recommendation or the Enzon Special Committee Recommendation on or prior to the tenth (10th) Business Day after Viskase requests such reaffirmation (any action described in this and the foregoing four (4) bullets being referred to as an “Enzon Adverse Recommendation Change”); provided, however, that (i) neither the delivery of notice to Viskase of an Enzon Acquisition Proposal nor any public announcement thereof will constitute an Enzon Adverse Recommendation Change and (ii) the Enzon Board (acting upon the recommendation of the Enzon Special Committee) or the Enzon Special Committee may make or cause Enzon to make a customary “stop, look and listen” communication and may elect to take no position with respect to an Enzon Acquisition Proposal until the close of business on the tenth (10th) business day after the commencement of such Enzon Acquisition Proposal pursuant to Rule 14e-2 under the Exchange Act without such action being considered an Enzon Adverse Recommendation Change; or

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enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or similar agreement constituting an Enzon Acquisition Proposal, other than an Acceptable Confidentiality Agreement.

However, notwithstanding the foregoing or any other provision of the Merger Agreement to the contrary, prior to obtaining the Enzon Stockholder Approval, the Enzon Board (acting on the recommendation of the Enzon Special Committee) or the Enzon Special Committee may:
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(i) make an Enzon Adverse Recommendation Change in response to an Enzon Intervening Event, if the Enzon Board (acting on the recommendation of the Enzon Special Committee) or the Enzon Special Committee determines in good faith, after consultation with outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law; or

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(ii) make an Enzon Adverse Recommendation Change or effect an Enzon Superior Proposal Termination in response to an Enzon Superior Proposal, if the Enzon Board (acting on the recommendation of the Enzon Special Committee) or the Enzon Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, that such proposal constitutes an Enzon Superior Proposal;

provided that, in either case of the foregoing clauses (i) and (ii), the Enzon Board (acting on the recommendation of the Enzon Special Committee) or the Enzon Special Committee must:
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provide Viskase with at least five (5) business days’ prior written notice of its intention to take such action, including details of the Enzon Intervening Event or the Enzon Superior Proposal, as applicable, the identity of the Person making the Enzon Superior Proposal and the material terms thereof and attach the relevant agreement and all material documentation providing for such Enzon Superior Proposal;

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negotiate in good faith with Viskase during such notice period to allow Viskase to propose revisions to the Merger Agreement such that (i) in the case of an Enzon Adverse Recommendation Change to be made in response to an Enzon Intervening Event, it would obviate any need to make such Enzon Adverse Recommendation Change or (ii) in the case of any Enzon Adverse Recommendation Change or Enzon Superior Proposal Termination to be made in response to an Enzon Superior Proposal, it would cause such Enzon Superior Proposal to no longer constitute an Enzon Superior Proposal;

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consider in good faith any binding offer from Viskase and determine whether (i) in the case of an Enzon Adverse Recommendation Change to be made in response to an Enzon Intervening Event, the failure to make an Enzon Adverse Recommendation Change in response to such Enzon Intervening Event would continue to reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law or (ii) in the case of an Enzon Adverse Recommendation Change or Enzon Superior Proposal Termination to be made in response to an Enzon Superior Proposal, the Enzon Superior Proposal would continue to constitute an Enzon Superior Proposal, in each case, if the revisions proposed by Viskase in such binding offer were to be given effect would still justify the action; and

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in the event of any material development or change to the Enzon Intervening Event or Enzon Superior Proposal, as applicable, deliver a new notice to Viskase and recommence the notice and negotiation process.

Permitted Disclosures
Nothing in the Merger Agreement prohibits the Enzon Board (acting on the recommendation of the Enzon Special Committee) or the Enzon Special Committee from:
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taking and disclosing to Enzon’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act; or

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making any disclosure to Enzon’s stockholders that is required by applicable law or stock exchange rules.

In addition, a factually accurate public statement by Enzon, solely if and to the extent required by law in the opinion of its legal counsel, describing the receipt of an Enzon Acquisition Proposal, the identity of the Person making such Enzon Acquisition Proposal, the material terms of the Enzon Acquisition Proposal and the operation of the Merger Agreement with respect thereto will not, in and of itself, be deemed to be: (i) a withholding, withdrawal, amendment, modification or proposal by the Enzon Board or the Enzon Special Committee to withhold, withdraw, amend or modify the Enzon Recommendation or the Enzon Special Committee Recommendation (as applicable); (ii) an adoption, approval or recommendation with respect to such Enzon Acquisition Proposal; or (iii) an Enzon Adverse Recommendation Change, in each case, so long as the Enzon Board or the Enzon Special Committee expressly reaffirms the Enzon Recommendation and the Enzon Special Committee Recommendation in such public statement.
Certain Definitions
For purposes of the Merger Agreement:
“Enzon Acquisition Proposal” means any inquiry, proposal or offer from any Person or group (other than Viskase and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect:
•
acquisition of 20% or more of the consolidated assets of Enzon and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Enzon Board or any committee thereof), or assets comprising 20% or more of the consolidated revenues or EBITDA of Enzon and its Subsidiaries, including in any such case through the acquisition of one (1) or more Subsidiaries of Enzon owning such assets;

•
acquisition of Enzon Common Stock representing 20% or more of the aggregate equity or voting power of Enzon;

•
tender or exchange offer that, if consummated, would result in any Person or group Beneficially Owning Enzon Common Stock representing 20% or more of the aggregate equity or voting power of Enzon; or

•
merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Enzon pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, 20% or more of the aggregate equity or voting power of Enzon or of the surviving entity in a merger involving Enzon or the resulting direct or indirect parent of Enzon or such surviving entity.

“Enzon Intervening Event” means any event, change, circumstance, effect, development or state of facts that is material to Enzon and its Subsidiaries, taken as a whole, that (i) first becomes known after the date of the Merger Agreement and prior to the Enzon Stockholder Approval and (ii) was not known by or reasonably foreseeable to the Enzon Board or the Enzon Special Committee as of the date of the Merger Agreement; provided, however, that in no event shall any of the following events, changes, circumstances, effects, developments or states of fact be taken into account in determining whether an Enzon Intervening Event has occurred: (A) the receipt, existence or terms of an Enzon Acquisition Proposal or any matter relating thereto or direct or indirect consequence thereof; (B) the fact that, in and of itself, Enzon or any of its Subsidiaries exceeds any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such event may be taken into account in determining whether there has been, or will be, an Enzon Intervening Event to the extent not otherwise excluded hereunder); or (C) any change, in and of itself, in the market price or trading volume of Enzon’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, an Enzon Intervening Event to the extent not otherwise excluded hereunder).
“Enzon Superior Proposal” means any bona fide unsolicited written Enzon Acquisition Proposal that the Enzon Board and the Enzon Special Committee have determined in their good faith judgment, after consultation with their outside legal counsel and financial advisor, (i) would be more favorable to Enzon’s stockholders from a financial point of view than the transactions contemplated by the Merger Agreement (taking into account any amendment or modification proposed by Viskase pursuant to the Merger Agreement and (ii) is reasonably likely to be completed in accordance with its terms, taking into account all terms and conditions of such proposal and the legal, regulatory, financial (including financing terms), timing and other aspects of such proposal (including certainty of closing) and of the Merger Agreement; provided that for purposes of the definition of “Enzon Superior Proposal”, the references to “20%” in the definition of Enzon Acquisition Proposal shall be deemed to be references to “50%.”
“Enzon Superior Proposal Termination” means the termination of the Merger Agreement by the Enzon Board (acting on the recommendation of the Enzon Special Committee) or by the Enzon Special Committee to enter into a definitive agreement providing for an Enzon Superior Proposal.
Efforts
Enzon and Viskase have each agreed to use their commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, as soon as possible following the date of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including using commercially reasonable efforts in:
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conducting their business and the business of their respective Subsidiaries in all material respects, in the ordinary course of business, in a manner consistent with past practice and preserve substantially intact the business organization of itself and its respective Subsidiaries, to keep available the services of the present executive officers and the key employees of each party and its respective Subsidiaries and to preserve, in all material respects, their respective assets and properties in good repair and condition and the present relationships and goodwill of itself and its respective Subsidiaries with governmental entities and Persons with which it or any of its respective Subsidiaries has significant business relations;

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the obtaining of all necessary actions, non-actions, waivers, consents and approvals from governmental entities prior to the Effective Time, and the making of all necessary registrations and filings and the taking of all steps as may be reasonably necessary in connection therewith;

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the obtaining of all required consents, approvals or waivers from third parties;

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the contesting and defending of any lawsuits or other legal proceedings challenging the Merger Agreement, the Merger or the other contemplated transactions, including seeking to have any stay or temporary restraining order entered by any governmental entity vacated or reversed;

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executing and delivering any additional instruments necessary to consummate the contemplated transactions; and

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refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the Closing.

D&O Insurance and Indemnification
The Merger Agreement requires that, for a period of six (6) years following the Effective Time (to the fullest extent permitted by applicable law, the Enzon Organizational Documents and Viskase Organizational

Documents, and certain indemnification agreements to which Enzon is a party), Enzon will, and will cause the Surviving Company to, indemnify and hold harmless all past and present directors, officers and managers of Enzon, Viskase, and their respective Subsidiaries (collectively, the “Indemnified Parties”) against any costs (including reasonable attorneys’ fees), expenses (including advancement of such costs and expenses and applicable retention amounts under applicable insurance policies) prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, investigation or proceeding, whether civil, criminal, administrative or investigative, in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Merger), whether asserted or claimed prior to, at or after the Effective Time, by reason of the fact that such Indemnified Party is or was serving as a director, officer or manager of Enzon, Viskase or any of their respective Subsidiaries.
For six (6) years following the Effective Time, Enzon and the Surviving Company are required to maintain in effect the provisions in (i) the Enzon Organizational Documents and Viskase Organizational Documents, respectively, and (ii) certain indemnification agreements of Enzon or any of its Subsidiaries with any Indemnified Party, subject to certain limited exceptions. Such provisions may not be amended, modified or repealed in a manner that would adversely affect the rights or protections of any Indemnified Party with respect to acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Merger) without the prior written consent of such Indemnified Party or such Person’s heirs, executors, administrators or Representatives.
In addition, the Merger Agreement requires that, at or prior to the Effective Time, Viskase (or, at Enzon’s election, Enzon) will purchase a six (6)-year prepaid “tail” policy for the benefit of Enzon’s directors and officers who served prior to the transactions contemplated by the Merger Agreement, which Enzon and the Surviving Company will maintain in effect for the duration of such policy. The policy must provide coverage on terms and conditions (including retentions, limits and other material terms) that are substantially equivalent to the current directors’ and officers’ liability insurance and fiduciary liability insurance policies maintained by Enzon and its Subsidiaries with respect to matters arising at or prior to the Effective Time. However, the aggregate cost of such “tail” policy may not exceed 300% of the last aggregate annual premium paid by Enzon prior to the date of the Merger Agreement for such policies, and if the cost would exceed such amount, Viskase will be permitted to purchase as much coverage as is reasonably practicable for such amount.
Other Covenants of the Parties
The Merger Agreement contains additional agreements among and obligations of Enzon, Merger Sub and Viskase, relating to, among other things:
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cooperation between Enzon and Viskase in the preparation and filing of this prospectus/consent solicitation statement and the solicitation of written consents from the stockholders of Enzon;

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access by each party and its Representatives to certain information about the other party and its Subsidiaries during the period prior to the Effective Time, subject to customary limitations and the terms of the Confidentiality Agreement;

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cooperation between Enzon and Viskase in the defense, settlement or prosecution of any Viskase Transaction Litigation or Enzon Transaction Litigation, including consultation rights and consent requirements with respect to any such litigation;

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obtaining the prior written consent of the other party before making public announcements relating to the Merger and the other transactions contemplated by the Merger Agreement (except as otherwise required by applicable law, in which case, the other party will be given an opportunity to review and comment on such public announcement);

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actions by Enzon to exempt certain dispositions of Viskase Common Stock and acquisitions of Enzon Common Stock under Rule 16b-3 promulgated under the Exchange Act;

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the intention of Enzon and Viskase that the Merger and the conversion of Viskase into a limited liability company qualify for the Intended Tax Treatment, and the obligation of each party to use its reasonable best efforts to cause such treatment and to notify the other party of any fact or circumstance that could reasonably be expected to prevent such treatment;

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actions by Enzon to (i) consummate the IEH Share Exchange in accordance with the IEH Support Agreement and (ii) commence and consummate the Series C Exchange Offer, subject to the conditions set forth in the Merger Agreement, and to seek maximum participation by holders of Enzon Series C Preferred Stock, other than the IEH Parties;

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cooperation between Enzon and Viskase in connection with the delivery of officers’ certificates, legal opinions and other documentation required under the Viskase Credit Agreement in connection with the Merger;

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actions by Viskase to terminate that certain Private Placement Agreement, dated as of October 9, 2020, by and between Viskase and Icahn Enterprise Holdings L.P. prior to or concurrently with the Effective Time;

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actions by Enzon and Viskase to ensure that no Takeover Law becomes applicable to the Merger Agreement, the Merger, the IEH Support Agreement or any of the other transactions contemplated thereby, or to otherwise minimize the effect of any such Takeover Law;

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cooperation between Enzon and Viskase in connection with the delisting of Viskase Common Stock from quotation on the OTC, effective as of the Effective Time;

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actions by Enzon to cause the shares of Enzon Common Stock to be issued in connection with the Merger to be quoted on the OTC, subject to official notice of issuance, prior to the Effective Time;

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actions by Enzon to effectuate the Reverse Stock Split prior to the Effective Time, with the final ratio to be determined by Viskase in its sole discretion within a specified range, and subject to the authorized share limit under Enzon’s Amended and Restated Certificate of Incorporation;

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actions by Enzon to permit the rights issued pursuant to the Section 382 Rights Agreement to expire in accordance with the terms of the 382 Rights Agreement and cause the 382 Rights Agreement to be terminated or expire in accordance with its terms prior to the Effective Time; and

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efforts by Enzon to cause each Person identified by Viskase, and upon Viskase’s written request, who is in office as a director or officer of Enzon or any of its Subsidiaries to resign from all such positions, effective as of the Effective Time.

Conditions to Completion of the Merger
Mutual Conditions to Completion
The respective obligations of Enzon and Viskase to effect the Merger are subject to the satisfaction, or (to the extent permitted by law) waiver by Enzon and Viskase (as applicable), at or prior to the Effective Time, of the following conditions:
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Viskase Stockholder Approval.   Viskase having obtained the Viskase Stockholder Approval (which was satisfied on November 11, 2025).

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Enzon Stockholder Approval.   Enzon having obtained the Enzon Stockholder Approval.

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Series C Exchange Offer.   The Series C Exchange Offer will have been consummated.

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Absence of Legal Restraint.   the consummation of the Merger not being prohibited, made illegal or enjoined by any law or order of any governmental authority of competent jurisdiction. No Governmental Entity of competent jurisdiction in the United States having (i) adopted or promulgated any law that is in effect or (ii) issued any temporary, preliminary or permanent Order that is in effect, in each case, which has the effect of making the Merger illegal or otherwise restraining, enjoining or prohibiting consummation of the Merger (each, a “Legal Restraint”).

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Exchange Listing.   The shares of Enzon Common Stock to be issued in the Merger having been approved for listing on the OTC, subject to official notice of issuance.

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Effectiveness of Registration Statement.   The registration statement on Form S-4, of which this prospectus/consent solicitation statement forms a part, having become effective under the Securities Act and not being subject of any stop order or any proceedings (initiated or threatened) by the SEC seeking a stop order.

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Antitrust Approval.   Any waiting period applicable to the Merger under the HSR Act having expired or having been terminated, which early termination was granted by the FTC on July 15, 2025.

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IEH Share Exchange.   The IEH Share Exchange having been consummated in accordance with the terms of the IEH Support Agreement.

Additional Conditions to Completion for the Benefit of Enzon
The obligation of Enzon to effect the Merger is subject to the satisfaction, or waiver by Enzon, at or prior to the Effective Time, of the following additional conditions:
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Representations and Warranties.   (i) The representations and warranties of Viskase set forth in the Merger Agreement relating to organization, standing, capitalization, authority, voting requirements, no rights agreement, anti-takeover provisions, opinion of financial advisors and brokers and other advisors being true and correct in all material respects; (ii) the representations and warranties of Viskase set forth in the Merger Agreement relating to no Material Adverse Effect since the Viskase Balance Sheet Date being true and correct in all respects; and (iii) all other representations and warranties of Viskase set forth in the Merger Agreement being true and correct, except, in the case of this clause (iii), where the failure to be so true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers) has not had a Material Adverse Effect on Viskase, in the case of each of the foregoing clauses (i) through (iii), when made and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date).

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Covenants.   Viskase having performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time.

•
Officer’s Certificate.   Enzon having received a certificate of an executive officer of Viskase, dated as of the Closing Date, certifying that the representations and conditions of Viskase set forth in the foregoing two (2) bullets have been satisfied.

•
Senior Credit Facility.   Viskase having delivered to Enzon proof reasonably satisfactory to Enzon that no event of default, acceleration or other demand for payment under the Viskase Credit Agreement will occur as a result of the transactions contemplated by the Merger Agreement, including the Merger.

Additional Conditions to Completion for the Benefit of Viskase
The obligation of Viskase to effect the Merger is subject to the satisfaction or waiver by Viskase, at or prior to the Effective Time, of the following additional conditions:
•
Representations and Warranties.   (i) The representations and warranties of Enzon set forth in the Merger Agreement relating to organization, standing, capitalization, authority, voting requirements, no rights agreement, anti-takeover provisions, opinion of financial advisors and brokers and other advisors being true and correct in all material respects; (ii) the representations and warranties of Enzon set forth in the Merger Agreement relating to no Enzon Material Adverse Effect since the Enzon Balance Sheet Date being true and correct in all respects; and (iii) all other representations and warranties of Enzon set forth in the Merger Agreement being true and correct, except, in the case of this clause (iii), where the failure to be so true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers) has not had a Material Adverse Effect on Enzon, in the case of each of the foregoing clauses (i) through (iii), when made and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date).

•
Covenants.   Enzon having performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time.

•
Officer’s Certificate.   Viskase having received a certificate of an executive officer of Enzon, dated as of the Closing Date, certifying that the representations and conditions of Enzon described set forth in the foregoing two (2) bullets have been satisfied.

•
Series C Preferred Actions.   Each of the IEH Share Exchange and the Series C Exchange Offer having been consummated and effective.

•
Reverse Stock Split.   The Reverse Stock Split having been consummated and effective.

•
Dissenting Viskase Stockholders.   The period during which holders of Viskase Common Stock may exercise dissenters’ rights under Section 262 of the DGCL having expired, and holders representing not more than three percent (3%) of the issued and outstanding Viskase Common Stock having exercised (and not withdrawn or waived) such rights.

•
Enzon’s Minimum Cash Condition.   At the Closing, Enzon having Cash on Hand equal to or greater than $40,000,000.

No party may rely on the failure of any condition to be satisfied if such failure was caused by such party’s willful and material breach of the Merger Agreement.
Termination of the Merger Agreement
Termination by Enzon or Viskase
The Merger Agreement may be terminated at any time before the Effective Time by mutual written consent of Enzon and Viskase. The Merger Agreement may also be terminated at any time prior to the Effective Time by either Enzon or Viskase, if:
•
the Merger has not been consummated on or before 11:59 p.m., Eastern Time, on March 31, 2026 (the “Termination Date”); provided that such right to terminate the Merger Agreement is not available to any party whose material breach of any obligation under the Merger Agreement has been the primary cause of the failure to consummate the Merger by the Termination Date; or

•
any legal restraint permanently restraining, enjoining or otherwise prohibiting or making illegal the Merger or otherwise prohibiting the consummation of the Merger has become final and nonappealable; provided that the right to terminate the Merger Agreement will not be available to any party whose material breach of any obligation under the Merger Agreement has been the primary cause of the imposition of such legal restraint or the failure of such legal restraint to be resisted, resolved or lifted.

Termination by Enzon
The Merger Agreement may be terminated at any time prior to the Effective Time by Enzon, if:
•
prior to the receipt of the Enzon Stockholder Approval, each of the following conditions are met: (i) the Enzon Board or Enzon Special Committee authorizes Enzon to enter into a definitive agreement providing for an Enzon Superior Proposal; (ii) none of Enzon, the Enzon Board or the Enzon Special Committee breached in any material respect its obligations under the Merger Agreement with respect to such Enzon Superior Proposal; (iii) concurrently with such termination, Enzon enters into a definitive agreement providing for an Enzon Superior Proposal; and (iv) prior to or concurrently with such termination, Enzon pays the Enzon Termination Fee to Viskase, as further described in the section titled “— Effect of Termination; Termination Fees” in this prospectus/consent solicitation statement;

•
Viskase has breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement, or if any representation or warranty of Viskase has become untrue, in a way that results in the failure to satisfy a closing condition of the Merger, and such breach is not reasonably capable of being cured prior to (i) the Termination Date or, (ii) if such breach is reasonably capable of being cured prior to the Termination Date, such breach is not cured prior to the earlier of (A) 30 days after written notice of such breach or (B) the Termination Date (provided that Enzon is not then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement, which breach would result in the failure to satisfy a closing condition of the Merger); or
•
the Viskase Stockholder Approval has not been delivered to Enzon within 24 hours following the execution of the Merger Agreement; however, this termination provision expired following the delivery of the Viskase Stockholder Approval on November 11, 2025.

Termination by Viskase
The Merger Agreement may be terminated at any time prior to the Effective Time by Viskase, if:
•
prior to the receipt of the Enzon Stockholder Approval, there has been an Enzon Adverse Recommendation Change; or

•
Enzon has breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement or if any representation or warranty of Enzon has become untrue in a way that results in the failure to satisfy a closing condition of the Merger, and such breach is not reasonably capable of being cured prior to (i) the Termination Date or, (ii) if such breach is reasonably capable of being cured prior to the Termination Date, such breach is not cured prior to the earlier of (A) 30 days after written notice of such breach or (B) the Termination Date (provided that Viskase is not then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement, which breach would result in the failure to satisfy a closing condition of the Merger).

Effect of Termination; Termination Fees
In the event of the valid termination of the Merger Agreement in accordance with its terms, the Merger Agreement will be of no further force or effect, and neither party will have any further liability to the other, except that certain provisions, including those relating to termination effects and other general provisions together with the Confidentiality Agreement, will survive any such termination. If an Enzon Termination Fee is payable, such payment, together with any applicable expenses, will constitute the sole and exclusive remedy of Viskase, its Subsidiaries and any of their respective Representatives for any losses, damages or claims arising from the failure to consummate the Merger or the termination of the Merger Agreement. Notwithstanding the foregoing, all legal and equitable remedies remain available in cases involving fraud or an intentional breach of the Merger Agreement.
Enzon is required to pay Viskase a termination fee of $1,000,000 (the “Enzon Termination Fee”) if the Merger Agreement is terminated under any of the following circumstances:
•
by Viskase following an Enzon Adverse Recommendation Change;

•
by Enzon in order to enter into a definitive agreement with respect to an Enzon Superior Proposal (as discussed in the section titled “— Adverse Recommendation Change; Enzon Superior Proposal Termination” in this prospectus/consent solicitation statement); and

•
(i) by either party because the Merger has not been completed by the Termination Date; (ii) after the execution of the Merger Agreement, an Enzon Acquisition Proposal has been publicly disclosed or announced or has become public (A) prior to the Termination Date (if the Merger Agreement is terminated as a result of the foregoing clause (i)) or (B) prior to termination of the Merger Agreement, if such termination is by Viskase because Enzon has breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement or if any representation or warranty of Enzon has become untrue in a way that results in the failure to satisfy a closing condition of the Merger, which breach or failure is uncured or uncurable; and (iii) within 12 months following such termination, (1) an Enzon Acquisition Proposal is consummated or a definitive agreement providing for an Enzon Acquisition Proposal is entered into and is subsequently consummated (whether or not consummated within such 12 month period) or (2) any

Person commences a tender or exchange offer in respect of an Enzon Acquisition Proposal that is thereafter consummated (whether during or after such 12 month period).
Viskase is required to pay Enzon a termination fee of $1,000,000 if the Merger Agreement is terminated by Enzon due to the failure of the Viskase Board to deliver the Viskase Stockholder Approval within 24 hours following the execution of the Merger Agreement. The Viskase Stockholder Approval was delivered to Enzon by Viskase on June 20, 2025 and subsequently on November 11, 2025, within the time period required under the Merger Agreement. Accordingly, this requirement under the Merger Agreement has been satisfied.
All termination fee payments must be made by wire transfer of immediately available funds. Each party acknowledges that the termination fees are not penalties but represent reasonable liquidated damages in light of the efforts and resources expended in connection with the transaction. If a party fails to make a required payment, it will also be responsible for the other party’s costs of enforcement and interest on the unpaid amount.
Amendments; Waivers
The Merger Agreement may be amended by an instrument in writing signed by each of Enzon and Viskase at any time before or after the Enzon Stockholder Approval or the Viskase Stockholder Approval, but, after any such approval, no amendment may be made which by law requires further approval by such stockholders, without the approval of such stockholders.
Any agreement on the part of a party to the Merger Agreement to any waiver will be valid only if set forth in a written instrument signed on behalf of such party. The failure or delay of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of those rights nor will any single or partial exercise thereof preclude any other or further exercise of any other right under the Merger Agreement.
Specific Performance
The parties to the Merger Agreement are entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of the Merger Agreement and to specifically enforce the terms and provisions of the Merger Agreement.
Third-Party Beneficiaries
The Merger Agreement is not intended to confer, and does not confer, any rights or remedies under or by reason of the Merger Agreement on any Person other than Enzon and Viskase and their respective successors and permitted assigns, other than (i) to Persons entitled to indemnification and insurance as described in the section titled “— D&O Insurance and Indemnification” in this prospectus/consent solicitation statement and (ii) the rights for former directors and officers of Enzon to consent to certain settlements, compromises and other arrangements regarding certain transaction litigation, as discussed in the section titled “— Other Covenants of the Parties” in this prospectus/consent solicitation statement.
Governing Law
The Merger Agreement is governed by the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

SERIES C EXCHANGE OFFER
No Recommendation
None of Enzon, the Enzon Board, officers or employees of Enzon, the Information Agent, the Exchange Agent, any of Enzon’s financial advisors or any other Person is making any recommendation to any holder of Enzon Series C Preferred Stock as to whether such holder should tender shares of Enzon Series C Preferred Stock in the Series C Exchange Offer.
Accordingly, you must make your own decision as to whether to tender shares of Enzon Series C Preferred Stock in the Series C Exchange Offer and, if so, the number of shares of Enzon Series C Preferred Stock to tender. Participation in the Series C Exchange Offer is voluntary, and you should carefully consider whether to participate before you make your decision. Enzon urges you to carefully read this prospectus/consent solicitation statement in its entirety, including the information set forth in the section titled “Risk Factors — Risks Related to the Series C Exchange Offer” in this prospectus/consent solicitation statement. Enzon also urges you to consult your own financial and tax advisors in making your own decisions on what action, if any, to take in light of your own particular circumstances.
Reasons for the Series C Exchange Offer
Under the terms of the Merger Agreement, Enzon is required to use commercially reasonably efforts to commence the Series C Exchange Offer no less than twenty-five (25) business days prior to the Closing, which resulted from negotiations with Viskase regarding the treatment of the Enzon Series C Preferred Stock in connection with the Merger. Enzon understood that the redemption or other disposition of the Enzon Series C Preferred Stock was an important factor in Viskase’s decision to enter into the Merger Agreement. In addition, concurrently with the execution of the Merger Agreement, Enzon, Viskase and the IEH Parties entered into the IEH Support Agreement, pursuant to which the IEH Parties agreed to, among other things and subject to certain exceptions, immediately prior to the Closing, effectuate the conversion of each issued and outstanding share of Enzon Series C Preferred Stock into shares of Enzon Common Stock based upon the Enzon 20-day VWAP. The IEH Parties’ agreement to contribute additional value to the holders of Enzon Common Stock, other than the IEH Parties, in connection with the IEH Share Exchange pursuant to the IEH Support Agreement, was an important factor in the Enzon Board’s and the Enzon Special Committee’s determination that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Enzon and the Enzon stockholders. Enzon, the Enzon Board and the Enzon Special Committee determined that, because the IEH Parties agreed to exchange their shares of Enzon Series C Preferred Stock for shares of Enzon Common Stock in connection with the Merger, the other holders of Enzon Series C Preferred Stock should be offered the same opportunity to exchange their shares of Enzon Series C Preferred Stock for shares of Enzon Common Stock at the same price as the IEH Parties.
Terms of the Series C Exchange Offer
Enzon is offering to exchange, upon the terms and subject to the conditions set forth in this prospectus/consent solicitation statement and the accompanying letter of transmittal, any and all shares of Enzon Series C Preferred Stock validly tendered in the Series C Exchange Offer for newly issued shares of Enzon Common Stock (the “Series C Exchange Offer Consideration”).
The Series C Exchange Offer will expire at the Series C Exchange Time, unless extended or earlier terminated by us in Enzon’s discretion. Tendered shares of Enzon Series C Preferred Stock may be withdrawn at any time prior to the Series C Exchange Time. In addition, Enzon stockholders may withdraw any tendered shares of Enzon Series C Preferred Stock if Enzon has not accepted them for exchange within 60 days from the commencement of the Series C Exchange Offer on [•], 2026.
Enzon will issue shares of Enzon Common Stock in exchange for properly tendered (and not validly withdrawn) shares of Enzon Series C Preferred Stock that are accepted for exchange promptly after the Series C Exchange Time.
All of the shares of Enzon Series C Preferred Stock are held in book-entry form through the facilities of DTC in New York City. This prospectus/consent solicitation statement and the letter of transmittal are being sent to all registered holders and beneficial holders of shares of Enzon Series C Preferred Stock identified by DTC participants as of the day preceding the date of this prospectus/consent solicitation statement. The record date for determining registered holders of Enzon Series C Preferred Stock entitled to participate in the Series C Exchange Offer is the Enzon Record Date. The Series C Exchange Offer will be available to each holder of Enzon Series C Preferred Stock.
Any shares of Enzon Series C Preferred Stock that are accepted for exchange in the Series C Exchange Offer will be retired. Shares of Enzon Series C Preferred Stock tendered but not accepted because they were not properly tendered shall remain outstanding upon completion of the Series C Exchange Offer. If any tendered shares of Enzon Series C Preferred Stock are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus/consent solicitation statement or otherwise, all unaccepted shares of Enzon Series C Preferred Stock will be returned, without expense, to the tendering holder promptly after the Series C Exchange Time.
Enzon’s obligation to accept shares of Enzon Series C Preferred Stock tendered pursuant to the Series C Exchange Offer is limited by the conditions listed below under the section titled “Series C Exchange Offer — Conditions of the Series C Exchange Offer” in this prospectus/consent solicitation statement.
Holders who tender shares of Enzon Series C Preferred Stock in the Series C Exchange Offer will not be required to pay brokerage commissions or fees to the Information Agent, the Exchange Agent or Enzon. If an Enzon stockholder’s shares of Enzon Series C Preferred Stock are held through a brokerage firm, bank or other nominee who tenders the shares of Enzon Series C Preferred Stock on his, her or its behalf, such holder’s broker or nominee may charge the holder a commission for doing so.
Additionally, subject to the instructions in the letter of transmittal, holders who tender shares of Enzon Series C Preferred Stock in the Series C Exchange Offer will not be required to pay transfer taxes with respect to the exchange of shares of Enzon Series C Preferred Stock. Please see the sections titled “Series C Exchange Offer — Fees and Expenses” and “Summary Of The Material Terms Of The Series C Exchange Offer — Material U.S. Federal Income Tax Considerations of the Series C Exchange Offer” in this prospectus/consent solicitation statement for further information regarding fees and expenses and taxes relating to the Series C Exchange Offer.
Enzon intends to conduct the Series C Exchange Offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Shares of Enzon Series C Preferred Stock that are not accepted for exchange in the Series C Exchange Offer will remain outstanding. Please see the section titled “Series C Exchange Offer — Consequences of Failure to Exchange Enzon Series C Preferred Stock in the Series C Exchange Offer” in this prospectus/consent solicitation statement for further information. Holders of Enzon Series C Preferred Stock will not have appraisal rights, or any contract right to petition for fair value, with respect to the Series C Exchange Offer. Enzon will not independently provide such a right.
Enzon shall be deemed to have accepted for exchange properly tendered shares of Enzon Series C Preferred Stock when Enzon has given oral or written notice of the acceptance to the Exchange Agent. The Exchange Agent will act as agent for the holders of Enzon Series C Preferred Stock who tender their shares in the Series C Exchange Offer for the purposes of receiving the Series C Exchange Offer Consideration from Enzon and delivering the Series C Exchange Offer Consideration to the exchanging holders. Enzon expressly reserves the right to amend or terminate the Series C Exchange Offer, and not to accept for exchange any shares of Enzon Series C Preferred Stock not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the section titled “Series C Exchange Offer — Conditions of the Series C Exchange Offer” in this prospectus/consent solicitation statement.
Fees and Expenses
The expenses of soliciting tenders of the shares of Enzon Series C Preferred Stock will be borne by Enzon. The principal solicitations are being made by mail; however, additional solicitations may be made by electronic communication, personally or by telephone or in Person by Enzon and the Information Agent, as well as by Enzon’s executive officer and other Affiliates.

Enzon stockholders will not be required to pay any fees or commissions to Enzon, the Exchange Agent or the Information Agent in connection with the Series C Exchange Offer. If an Enzon stockholder’s shares of Enzon Series C Preferred Stock are held through a brokerage firm, bank or other nominee that tenders such holder’s shares of Enzon Series C Preferred Stock on his, her or its behalf, such brokerage firm, bank or other nominee may charge such holder a commission or service fee for doing so. Enzon stockholders should consult their broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.
Fractional Shares of Enzon Common Stock
Enzon will not issue fractional shares of Enzon Common Stock in the Series C Exchange Offer.
Resale of Enzon Common Stock Received Pursuant to the Series C Exchange Offer
The offer and issuance of the shares of Enzon Common Stock pursuant to the Series C Exchange Offer is being registered under the Securities Act, and the Enzon Common Stock will be freely tradable, except by Enzon’s Affiliates.
Consequences of Failure to Exchange Enzon Series C Preferred Stock in the Series C Exchange Offer
Shares of Enzon Series C Preferred Stock that are not accepted for exchange in the Series C Exchange Offer will remain outstanding and continue to be entitled to the rights and benefits holders have under the DGCL and the Enzon Organizational Documents. The Enzon Common Stock will rank, with respect to dividend rights and rights on the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Combined Company, junior to the Enzon Series C Preferred Stock.
Further, if a sufficiently large number of shares of Enzon Series C Preferred Stock does not remain outstanding after the Series C Exchange Offer, the trading market for the remaining outstanding shares of Enzon Series C Preferred Stock may be less liquid and more sporadic and market prices may fluctuate significantly depending on the volume of trading of the shares of Enzon Series C Preferred Stock.
Series C Exchange Time; Extension; Termination; Amendment
The Series C Exchange Offer will expire at the Series C Exchange Time, unless extended or earlier terminated by Enzon in its sole discretion. The term “Series C Exchange Time” means 5:00 p.m., Eastern Time, on [•], 2026, and if Enzon extends the period of time for which the Series C Exchange Offer remains open, the term “Series C Exchange Time” means the latest time and date to which the Series C Exchange Offer is so extended.
Tendered shares of Enzon Series C Preferred Stock may be withdrawn prior to the Series C Exchange Time. Enzon stockholders must validly tender their shares of Enzon Series C Preferred Stock for exchange prior to the Series C Exchange Time to receive the Series C Exchange Offer Consideration. The Series C Exchange Time will be at least 20 business days from the commencement of the Series C Exchange Offer as required by Rule 14e-1(a) under the Exchange Act.
Enzon reserves the right, in its sole discretion, to extend the period of time that the Series C Exchange Offer is open, and delay acceptance for exchange of any shares of Enzon Series C Preferred Stock, by giving oral or written notice to the Exchange Agent and by timely public announcement no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Series C Exchange Time. During any extension, all shares of Enzon Series C Preferred Stock previously tendered pursuant to the extended Exchange Offer will remain subject to the Series C Exchange Offer unless properly withdrawn.
In addition, Enzon reserves the right to:
•
terminate the Series C Exchange Offer and not accept for exchange any shares of Enzon Series C Preferred Stock not previously accepted for exchange upon the occurrence of any of the events specified below under the section titled “Series C Exchange Offer — Conditions of the Series C Exchange Offer” in this prospectus/consent solicitation statement that have not been waived by Enzon; and

•
amend the terms of the Series C Exchange Offer in any manner permitted or not prohibited by law.

If Enzon terminates or amends the Series C Exchange Offer, Enzon will notify the Exchange Agent by oral or written notice (with any oral notice to be promptly confirmed in writing) and will issue a timely press release or other public announcement regarding the termination or amendment.
In the event that the Series C Exchange Offer is terminated, withdrawn or otherwise not consummated prior to the Series C Exchange Time, no consideration will be paid or become payable to holders who have properly tendered their shares of Enzon Series C Preferred Stock pursuant to the Series C Exchange Offer. In any such event, the shares of Enzon Series C Preferred Stock previously tendered pursuant to the Series C Exchange Offer will be promptly returned to the tendering holders.
If Enzon makes a material change in the terms of the Series C Exchange Offer or the information concerning the Series C Exchange Offer or waives a material condition of the Series C Exchange Offer, Enzon will promptly disseminate disclosure regarding the changes to the Series C Exchange Offer as required by law. In addition, Enzon will take steps to ensure that the Series C Exchange Offer remains open for the minimum number of days, as required by law, following the date Enzon disseminates disclosure regarding the changes.
Procedures for Tendering Shares of Enzon Series C Preferred Stock
Enzon has forwarded to its stockholders, along with this prospectus/consent solicitation statement, the letter of transmittal relating to the Series C Exchange Offer. A holder need not submit the letter of transmittal if the holder validly tenders shares of Enzon Series C Preferred Stock in accordance with the procedures mandated by DTC’s ATOP.
To tender in the Series C Exchange Offer through ATOP, a holder must comply with the procedures described below under the section titled “Series C Exchange Offer — The Depository Trust Company Book-Entry Transfer Procedures” in this prospectus/consent solicitation statement.
The Depository Trust Company Book-Entry Transfer Procedures
The Exchange Agent will establish accounts with respect to the shares of Enzon Series C Preferred Stock at DTC for purposes of the Series C Exchange Offer promptly following the Series C Exchange Time.
Holders who tender (and do not validly withdraw) their shares of Enzon Series C Preferred Stock to the Exchange Agent prior to the Series C Exchange Time will be entitled to receive the Series C Exchange Offer Consideration on the settlement date; provided that the remaining conditions to the Series C Exchange Offer have been satisfied or waived. It is each stockholder’s responsibility to validly tender such stockholder’s shares of Enzon Series C Preferred Stock. Enzon has the right to waive any defects. However, Enzon is not required to waive defects and is not required to notify a stockholder of defects in such stockholder’s tender.
Any beneficial holder whose shares of Enzon Series C Preferred Stock are registered in the name of a brokerage firm, bank or other nominee who wishes to tender should contact such brokerage firm, bank or other nominee promptly and instruct such brokerage firm, bank or other nominee to tender the shares of Enzon Series C Preferred Stock on such beneficial owner’s behalf.
If you need help in tendering your shares of Enzon Series C Preferred Stock, please contact the Exchange Agent, whose address and telephone number are listed in the response to “Who can answer my questions” in the section titled “Questions and Answers About the Series C Exchange Offer” in this prospectus/consent solicitation statement.
All of the shares of Enzon Series C Preferred Stock are held in book-entry form and are currently represented by one (1) or more global certificates registered in the name of a nominee of DTC. Enzon has confirmed with DTC that the shares of Enzon Series C Preferred Stock may be exchanged by using ATOP procedures instituted by DTC. DTC participants may electronically transmit their acceptance of the Series C Exchange Offer by causing DTC to transfer their outstanding shares of Enzon Series C Preferred Stock to the Exchange Agent using the ATOP procedures. In connection with each book-entry transfer of shares of Enzon Series C Preferred Stock to the Exchange Agent, DTC will send an “agent’s message” to the Exchange Agent, which, in turn, will confirm its receipt of the book-entry transfer. The term “agent’s message” means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of a book-entry confirmation, stating that DTC has received an express acknowledgement from the participant in DTC tendering shares of Enzon Series C Preferred Stock that such participant has received and agrees to be bound by the terms of the Series C Exchange Offer and that the Company may enforce such agreement against the participant. By using the ATOP procedures to tender shares of Enzon Series C Preferred Stock, you will not be required to deliver the letter of transmittal to the Information Agent. However, you will be bound by the terms of the letter of transmittal just as if you had signed it.
You must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC to tender your shares of Enzon Series C Preferred Stock or follow the procedures described under the section titled “— Guaranteed Delivery Procedures” below in this prospectus/consent solicitation statement.
Guaranteed Delivery Procedures
If a holder of Enzon Series C Preferred Stock desires to tender his, her or its shares of Enzon Series C Preferred Stock for exchange pursuant to the Series C Exchange Offer, but (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach the Exchange Agent prior to the Series C Exchange Time, the holder can still tender his, her or its shares of Enzon Series C Preferred Stock if all of the following conditions are met:
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the tender is made by or through a bank, broker dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Exchange Act (an “Eligible Institution”);

•
the Exchange Agent receives by hand, mail, overnight courier or electronic mail transmission, prior to the Series C Exchange Time, a properly completed and duly executed Notice of Guaranteed Delivery in the form attached as an exhibit to the Registration Statement (of which this prospectus/consent solicitation statement is a part), with signatures guaranteed by an Eligible Institution; and

•
a confirmation of a book-entry transfer into the Exchange Agent’s account at DTC of all shares of Enzon Series C Preferred Stock delivered electronically, together with a properly completed and duly executed letter of transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an “agent’s message” in accordance with ATOP), and any other documents required by the letter of transmittal, must be received by the Exchange Agent within two (2) days that the OTCQB is open for trading after the date the Exchange Agent receives such Notice of Guaranteed Delivery.

In any case where the guaranteed delivery procedure is utilized for the tender of shares of Enzon Series C Preferred Stock pursuant to the Series C Exchange Offer, the issuance of Enzon Common Stock in exchange for those shares of Enzon Series C Preferred Stock accepted for exchange pursuant to the Series C Exchange Offer will be made only if the Exchange Agent has timely received the applicable foregoing items.
Withdrawal Rights
You may withdraw your tender of shares of Enzon Series C Preferred Stock at any time before the Series C Exchange Time. In addition, if not previously returned, you may withdraw shares of Enzon Series C Preferred Stock that you tender that are not accepted by Enzon for exchange after expiration of 60 days from the commencement of the Series C Exchange Offer. For a withdrawal of shares tendered through ATOP to be effective, the Exchange Agent must receive a computer-generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC, or a written notice of withdrawal, sent by electronic transmission, receipt confirmed by telephone or letter, before the Series C Exchange Time. Any notice of withdrawal must:
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specify the name of the Person that tendered the shares of Enzon Series C Preferred Stock to be withdrawn;

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identify the shares of Enzon Series C Preferred Stock to be withdrawn;

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specify the number of shares of Enzon Series C Preferred Stock to be withdrawn;

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include a statement that the holder is withdrawing its election to have the shares of Enzon Series C Preferred Stock exchanged;

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be signed by the holder in the same manner as the original signature on the letter of transmittal by which the shares of Enzon Series C Preferred Stock were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the transfer agent register the transfer of such shares of Enzon Series C Preferred Stock into the name of the Person withdrawing the tender; and

•
specify the name in which any shares of Enzon Series C Preferred Stock are to be registered, if different from that of the Person that tendered the shares of Enzon Series C Preferred Stock.

Any notice of withdrawal of shares tendered through ATOP must specify the name and number of the account at DTC to be credited with the withdrawn shares of Enzon Series C Preferred Stock or otherwise comply with DTC’s procedures.
Any shares of Enzon Series C Preferred Stock withdrawn will not have been properly tendered for exchange for purposes of the Series C Exchange Offer. Any shares of Enzon Series C Preferred Stock that have been tendered for exchange through ATOP but which are not accepted for exchange for any reason will be credited to an account with DTC specified by the holder, promptly after withdrawal, rejection of tender or termination of the Series C Exchange Offer. Properly withdrawn shares of Enzon Series C Preferred Stock may be re-tendered by following one (1) of the procedures described under the section titled “Series C Exchange Offer Procedures for Tendering Shares of Enzon Series C Preferred Stock” in this prospectus/consent solicitation statement at any time on or before the Series C Exchange Time.
Acceptance of Shares of Enzon Series C Preferred Stock for Exchange; Delivery of Exchange Offer Consideration
Upon satisfaction or waiver of all of the conditions to the Series C Exchange Offer, Enzon will accept the shares of Enzon Series C Preferred Stock properly tendered that have not been validly withdrawn pursuant to the Series C Exchange Offer and will pay the Series C Exchange Offer Consideration in exchange for such shares of Enzon Series C Preferred Stock promptly following the Series C Exchange Time, in the manner required by Rule 14e-1(c) promulgated under the Exchange Act. Please see the section titled “Series C Exchange Offer — Conditions of the Series C Exchange Offer” in this prospectus/consent solicitation statement for further information regarding the Conditions of the Series C Exchange Offer. For purposes of the Series C Exchange Offer, Enzon will be deemed to have accepted properly tendered shares of Enzon Series C Preferred Stock for exchange when Enzon gives notice of acceptance to the Exchange Agent.
In all cases, Enzon will pay the Series C Exchange Offer Consideration in exchange for shares of Enzon Series C Preferred Stock that are accepted for exchange pursuant to the Series C Exchange Offer only after the Exchange Agent timely receives a book-entry confirmation of the transfer of the shares of Enzon Series C Preferred Stock into the Exchange Agent’s account at DTC, and a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted “agent’s message.”
Enzon will not be liable for any interest as a result of a delay by the Exchange Agent or DTC in distributing the Series C Exchange Offer Consideration in the Series C Exchange Offer.
Conditions of the Series C Exchange Offer
Notwithstanding any other provision of this prospectus/consent solicitation statement to the contrary, Enzon will not be required to accept for exchange shares of Enzon Series C Preferred Stock tendered pursuant to the Series C Exchange Offer and may terminate or amend the Series C Exchange Offer if any condition to the Series C Exchange Offer is not satisfied. Such conditions to the Series C Exchange Offer include: (i) the absence of any applicable law or order of a governmental authority prohibiting, rending illegal or enjoining the consummation of the Exchange Offer or the other transactions contemplated by the Merger Agreement; (ii) the satisfaction or, to the extent permissible by applicable Law, waiver of the conditions in

Article VIII of the Merger Agreement (except for (A) consummation of the Exchange Offer or (B) those conditions that by their nature are to be satisfied following the consummation of the Exchange Offer or at the Closing (the conditions referenced in this clause (B), the “Applicable Conditions”); and (iii) each of Viskase and Enzon has provided a written notice to the other party confirming that (A) following due inquiry, such party is not aware of any fact or circumstance that would lead such party to believe that the Applicable Conditions would not be satisfied within three (3) Business Days and (B) on the basis thereof, such party is ready, willing and able to consummate the Merger within three (3) Business Days. Enzon may also, subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer, postpone the acceptance for exchange of shares of Enzon Series C Preferred Stock properly tendered (and not validly withdrawn) prior to the Series C Exchange Time, if any one (1) of the closing conditions in the Merger Agreement, except for those that (i) reference the Series C Exchange Offer or (ii) cannot be satisfied prior to (A) the Closing or (B) the consummation of the Series C Exchange Offer, has not occurred or been waived by us. Please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger” in this prospectus/consent solicitation statement for further information regarding the closing conditions in the Merger Agreement.
Enzon expressly reserves the right to amend or terminate the Series C Exchange Offer and to reject for exchange any shares of Enzon Series C Preferred Stock not previously accepted for exchange, upon the occurrence of any of the conditions to the Series C Exchange Offer specified above. In addition, Enzon expressly reserves the right, at any time or at various times, to waive certain of the conditions to the Series C Exchange Offer, in whole or in part. Enzon will give oral or written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-acceptance, termination or waiver to the Exchange Agent as promptly as practicable, followed by a timely press release or other public announcement to the extent required by law.
These conditions are for Enzon’s sole benefit and may be asserted by Enzon with respect to all or any portion of the Series C Exchange Offer in Enzon’s reasonable discretion, regardless of the circumstances giving rise to the condition (other than any action or failure to act by Enzon). Each such right will be deemed an ongoing right that Enzon may assert at any time or at various times with respect to the Series C Exchange Offer prior to its expiration. All conditions to the Series C Exchange Offer (except with respect to the consummation of the Merger) must be satisfied or waived prior to the Series C Exchange Time.
Settlement
Promptly after tender, the holders of any tendered shares of Enzon Series C Preferred Stock that Enzon deems not accepted for payment, whether for improper tender procedure or otherwise, will be notified. All shares of Enzon Series C Preferred Stock for which such notification is not provided promptly following the Series C Exchange Time will be deemed accepted for payment, subject only to the closing conditions of the Series C Exchange Offer.
If any tendered shares of Enzon Series C Preferred Stock are not accepted for exchange pursuant to the terms and conditions of the Series C Exchange Offer for any reason, certificates for such unexchanged shares of Enzon Series C Preferred Stock will be returned to the tendering holder promptly following the Series C Exchange Time.
Upon the terms and subject to the conditions of the Series C Exchange Offer, the delivery of the Series C Exchange Offer Consideration in exchange for properly tendered and accepted shares of Enzon Series C Preferred Stock pursuant to the Series C Exchange Offer will be made by Enzon promptly following the Series C Exchange Time, in the manner required by Exchange Act Rule 14e-1(c) under the Exchange Act.
Under no circumstances will interest be paid by Enzon by reason of any delay in making such exchange.
Future Purchases
Following the completion of the Series C Exchange Offer, Enzon may conduct repurchases of shares of Enzon Series C Preferred Stock that remain outstanding in the open market, redemptions, privately negotiated transactions, tender or exchange offers or otherwise.

Future purchases of shares of Enzon Series C Preferred Stock that remain outstanding after the Series C Exchange Offer may be on terms that are more or less favorable than the Series C Exchange Offer. However, Exchange Act Rules 14e-5 and 13e-4 generally prohibit Enzon and its Affiliates from purchasing any shares of Enzon Series C Preferred Stock other than pursuant to the Series C Exchange Offer until ten (10) business days after the Series C Exchange Time, although there are some exceptions. Future purchases, if any, will depend on many factors, which will include market conditions and the condition of Enzon’s business.
No Appraisal Rights
Holders of Enzon Series C Preferred Stock will not have appraisal rights, or any contract right to petition for fair value, with respect to the Series C Exchange Offer. Enzon will not independently provide such a right.
Schedule TO
The Schedule TO for the Series C Exchange Offer, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as are set forth under the section titled “How to Obtain Additional Information” in this prospectus/consent solicitation statement. Enzon will amend the Schedule TO to report any material changes in the terms of the Series C Exchange Offer and to report the final results of the Series C Exchange Offer as required by Exchange Act Rules 13e-3(d)(3), 13e-4(c)(3) and 13e-4(c) (4).
“Blue Sky” Compliance
Enzon is making the Series C Exchange Offer to Eligible Stockholders only. Enzon is not aware of any jurisdiction in which the making of this Exchange Offer is not in compliance with applicable law. If Enzon becomes aware of any jurisdiction in which the making of this Exchange Offer would not be in compliance with applicable law, Enzon will make a good faith effort to comply with any such law. If, after such good faith effort, Enzon cannot comply with any such law, this Exchange Offer will not be made to, nor will tenders of shares of Enzon Series C Preferred Stock be accepted from or on behalf of, the holders of Enzon Series C Preferred Stock residing in such jurisdiction.
Comparison of Enzon Series C Preferred Stock and Enzon Common Stock
Through the Series C Exchange Offer holders of shares of Enzon Series C Preferred Stock will have the right to exchange their shares of Enzon Series C Preferred Stock for shares of Enzon Common Stock in connection with the Closing. Holders of Enzon Series C Preferred Stock who do not elect exchange or redeem their shares of Enzon Series C Preferred Stock will hold shares of Enzon Series C Preferred Stock following the Closing of the Merger. The following chart compares the rights of Enzon Series C Preferred Stock to the rights of Enzon Common Stock following Closing of the Merger.
Feature	Enzon Series C Preferred Stock	Enzon Common Stock
Voting Rights	The holders of Enzon Series C Preferred Stock shall have no special voting rights, and their consent shall not be required for taking any corporate action.	Each holder of Enzon Common Stock is entitled to one (1) vote per share on all matters submitted to a vote of stockholders.
Conversion Rights	The Enzon Series C Preferred Stock shall not be convertible or exchangeable for shares of Common Stock or any other security.	Not applicable.
Dividend Rights	On December 31 of each year during which any shares of Enzon Series C Preferred Stock are outstanding, the Enzon Board may cause a dividend to	Subordinate to Enzon Series C Preferred Stock for dividends.

Feature	Enzon Series C Preferred Stock	Enzon Common Stock
be paid in cash to the holders of Enzon Series C Preferred Stock in an amount equal to three percent (3)% of the Liquidation Preference per share as in effect at such time.
Liquidation Preference	On the issue date, the Liquidation Preference shall be $1,000 per share. On December 31 of each year during which any shares of Enzon Series C Preferred Stock are outstanding for which a dividend payment is not paid in cash to holders of Enzon Series C Preferred Stock, the Liquidation Preference shall be increased by an amount equal to five percent (5%) of the then current Liquidation Preference per share.	Paid after the holders of Enzon Series C Preferred Stock are paid the Liquidation Preference per share.

IEH SUPPORT AGREEMENT
The following describes certain material provisions of the IEH Support Agreement. This description may not contain all of the information that may be important to you. The description in this section and elsewhere in this prospectus/consent solicitation statement is qualified in its entirety by reference to (i) the IEH Support Agreement, a copy of which is attached to this prospectus/consent solicitation statement as Annex B, and (ii) the IEH Support Agreement Amendment, a copy of which is attached as Annex B-1 to this prospectus/consent solicitation statement. This summary does not purport to be complete and may not provide all of the information about the IEH Support Agreement that may be important to you. We encourage you to read the IEH Support Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Enzon or Viskase. Such information can be found elsewhere in this prospectus/consent solicitation statement and in the public filings Enzon and Viskase make with the SEC, as described in the sections titled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus/consent solicitation statement.
Concurrently with the execution and delivery of the original Merger Agreement on June 20, 2025, Enzon, Viskase and the IEH Parties entered into the original IEH Support Agreement and concurrently with the execution and delivery of the Merger Agreement Amendment on October 24, 2025, Enzon, Viskase and the IEH Parties entered into the IEH Support Agreement Amendment. As of the Enzon Record Date, IEH — through its control of the IEH Parties — Beneficially Owns approximately (i) [48.6]% of the issued and outstanding shares of Enzon Common Stock, (ii) [98.2] % of the issued and outstanding shares of Enzon Series C Preferred Stock and (iii) [91.76]% of the issued and outstanding shares of Viskase Common Stock.
Rights and Obligations of the IEH Parties
Pursuant to the IEH Support Agreement, the IEH Parties agreed, during the term of the IEH Support Agreement to, among other things, upon the terms and subject to the conditions and exceptions therein:
•
within one (1) business day after this prospectus/consent solicitation statement is declared effective by the SEC, unless an Enzon Adverse Recommendation Change has occurred prior to such time and has not been rescinded, execute and deliver a written consent with respect to all shares of Enzon Common Stock and Enzon Series C Preferred Stock Beneficially Owned by such IEH Party approving the Merger Agreement and the transactions contemplated thereby, including the Merger and the Reverse Stock Split;

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not transfer any shares of Enzon Common Stock or Series C Preferred Stock to any Person other than an Affiliate of an IEH Party who agrees in writing to be bound by the terms of the Support Agreement;

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vote or cause to be voted all shares of Enzon Common Stock and Enzon Series C Preferred Stock, as applicable, Beneficially Owned by such IEH Party against any (i) Enzon Acquisition Proposal, (ii) amendment to the Enzon Organizational Documents that would impede or adversely affect the Merger or other transactions contemplated by the Merger Agreement (except as otherwise contemplated by the Merger Agreement) and (iii) other action or transaction involving Enzon that is intended or reasonably expected to impede or adversely affect the Merger, the Reverse Stock Split or other transactions contemplated by the Merger Agreement; provided that the foregoing clauses (i)-(iii) will not apply to any transaction, proposal or action that is the subject of an Enzon Adverse Recommendation Change made in accordance with the Merger Agreement that has not been rescinded;

•
not solicit, initiate or knowingly encourage any inquiry or proposal that could reasonably be expected to lead to an Enzon Acquisition Proposal;

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exchange all shares of Enzon Series C Preferred Stock Beneficially Owned by each IEH Party for a number of shares of Enzon Common Stock equal to (i) the aggregate Liquidation Preference of such shares of Enzon Series C Preferred Stock, divided by (ii) the Enzon 20-Day VWAP (collectively, the “IEH Share Exchange”);

•
promptly notify Enzon and Viskase of any stockholder litigation or claim against any IEH Party relating to the Merger, the Merger Agreement or any of the transactions contemplated thereby and, subject to applicable law, provide copies of all material pleadings with respect thereto. Additionally, if either Enzon or Viskase (or any of their respective directors or officers) is also a party to such litigation, such IEP Party will consult with Enzon or Viskase, as applicable, in good faith regarding the defense and settlement of such matters and will not settle such matters without Enzon’s or Viskase’s, as applicable, prior written consent (not to be unreasonably withheld, conditioned or delayed);

•
on behalf of itself and its Representatives, not to initiate or pursue any legal proceedings against Enzon, Merger Sub, Viskase, the Surviving Corporation or their respective Affiliates, and their respective Representatives (collectively, the “Covered Persons”) in connection with the Merger Agreement or the transactions contemplated thereby, except with respect to (i) the rights or obligations of any Covered Person under the Merger Agreement or (ii) in the event of actual fraud or willful misconduct; and

•
terminate, effective as of the Effective Time, the Private Placement Agreement between Viskase and IEH.

Rights and Obligations of Enzon and Viskase
Pursuant to the IEH Support Agreement, each of Enzon and Viskase agreed, during the term of the IEH Support Agreement to, among other things, upon the terms and subject to the conditions therein:
•
promptly notify IEH of any Viskase Transaction Litigation or Enzon Transaction Litigation, as applicable, and, subject to applicable law, provide copies of all material pleadings with respect thereto. Additionally, if any IEH Party (or any of its directors, officers or managers) is also a party to such litigation, Viskase or Enzon, as applicable, will consult with IEH in good faith regarding the defense and settlement of such matters and will not settle such matters without IEH’s prior written consent (not to be unreasonably withheld, conditioned or delayed);

•
provide IEH with an opportunity to review and comment on this prospectus/consent solicitation statement to be filed with the SEC;

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with respect to Viskase only, Viskase agreed to terminate the Private Placement Agreement with IEH; and

•
with respect to Enzon only:

•
in connection with the IEH Share Exchange, Enzon agreed to:

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retire and cancel the shares of Enzon Series C Preferred Stock delivered by the IEH Parties to Enzon;

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cause Enzon’s transfer agent to issue to the IEH Parties, in book-entry form, the Enzon Exchange Stock issuable to the IEH Parties pursuant to the IEH Share Exchange; and

•
use commercially reasonable efforts to ensure that its Cash on Hand at Closing is not less than $40,000,000; and

•
commence the Series C Exchange Offer no less than 25 business days prior to the anticipated Closing Date and use commercially reasonable efforts to (i) complete the Series C Exchange Offer prior to Closing, (ii) seek maximum participation from holders of Series C Preferred Stock and (iii) provide IEH a reasonable opportunity to review and comment on any documents to be filed with any governmental entity in connection with the Series C Exchange Offer.

Termination of the IEH Support Agreement
The IEH Support Agreement will automatically terminate, without any further action required by any Person, upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) any modification, waiver or amendment to the Merger Agreement without IEH’s prior written consent that is adverse to the IEH Parties.

INFORMATION ABOUT ENZON’S BUSINESS
Enzon, together with Merger Sub, is positioned as a public company acquisition vehicle that has sought to become an acquisition platform. Enzon was incorporated on May 11, 1983.
In September 2020, Enzon initiated a rights offering (the “Rights Offering”) for its common and preferred stock, which closed in October 2020, and Enzon realized $43.6 million in gross proceeds from the Rights Offering. Enzon embarked on a plan to potentially realize the value of its approximately $101.4 million in net operating loss (“NOLs”) carryforwards by acquiring businesses or assets.
Acquisition Activities
The Enzon Board and its Representatives have been actively pursuing, sourcing, reviewing and evaluating various potential acquisition transactions consistent with Enzon’s strategy to potentially realize the value of its approximately $101.4 million in NOLs. While continuing to evaluate such potential transactions, the Enzon Board and its Representatives have originated a number of potential acquisition opportunities and engaged in discussions with certain potential acquisition targets and their Representatives, including those transactions that could result in a change of control of Enzon.
In December 2024, Enzon was contacted with respect to exploring a potential business combination transaction with an Affiliate of Enzon’s significant stockholder, IEH. After careful consideration, the Enzon Special Committee unanimously, among other things, (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Enzon and its stockholders, without regard to the IEH Parties, and (ii) recommended that the Enzon Board (A) approve the Merger Agreement and the transactions contemplated thereby, including the Reverse Stock Split and (B) recommend that the Enzon stockholders entitled to vote thereon approve the Reverse Stock Split Proposal and the Merger Proposal. Upon the unanimous recommendation of the Enzon Special Committee, the Enzon Board unanimously, among other things, (1) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Enzon and its stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Reverse Stock Split and (3) recommended that the holders of Enzon Common Stock entitled to vote thereon approve the Reverse Stock Split Proposal and the Merger Proposal.
On October 24, 2025, Enzon entered into (i) the Merger Agreement Amendment and (ii) the IEH Support Agreement Amendment (together with the Merger Agreement Amendment, the “Amendments”). The Amendments were entered into in order to reflect recent developments in the operations of Viskase during the past several months and its expected operations in the near term. For more information on the Merger Agreement, the Merger Agreement Amendment and the potential consummation of the Merger, please see the sections titled “The Merger” and “The Merger Agreement” in this prospectus/consent solicitation statement.
Each of the Merger Agreement and the Merger Agreement Amendment was unanimously recommended by the Enzon Special Committee and, acting upon such recommendations, was unanimously approved by the Enzon Board.
Royalty and Milestone Agreements and Revenues
Historically, Enzon has received milestone and royalty revenues from licensing arrangements with other companies primarily related to sales of certain drug products that utilized Enzon’s proprietary technology. In recent years, Enzon has had no clinical operations and limited corporate operations. Enzon had a marketing agreement relating to the drug Vicineum, which, if approved, will potentially generate milestone and royalty payments to Enzon in the future. Pursuant to the agreement, Amgen, Enzon’s licensee, sublicenced Vicineum to a predecessor of Carisma Therapeutics, Inc. (“Carisma”) for the development of Vicineum. The predecessor, Sesen Bio, voluntarily paused the development of Vicineum and Carisma announced that it was terminating the agreement. Enzon’s patent for Vicineum has expired and no future revenue will be earned from this product.
Prior to 2017, Enzon received royalty revenues from sales of PegIntron, which is marketed by Merck & Co., Inc. (“Merck”). The related patents have expired in all jurisdictions, and Enzon has received no royalties in recent years and expects to receive none in the future. There is an ongoing dispute with Merck regarding royalties. Enzon also has a licensing agreement regarding SC Oncaspar and certain other drugs.
Enzon had an agreement with Servier Pharmaceuticals, Inc. (“Servier”) for PEG-SCAsparginase (“Asparlas”). The FDA approved Asparlas on December 20, 2018 for treating acute lymphoblastic leukemia for patients in the US aged one month to 21 years, This resulted in a $7 million milestone payment in 2019. The drug has not been approved in Europe and Servier has not sought such approval. Enzon is monitoring activities regarding a potential application in Europe and is in contact with Servier regarding its plans. If Servier receives approval for the use of Asparlas in Europe, Enzon would be entitled to an additional milestone payment of $10 million. Servier has given no indication that it intends to file for approval of Asparlas in Europe.
Pursuant to an agreement with Micromet, now part of Amgen, Enzon and Amgen have an ongoing relationship, collaborating on a joint SCA technology portfolio and monitoring third-party development progress. The collaboration is aware of a number of SCA-based products for sale in Canada that may infringe on SCA patents jointly owned by Enzon and Amgen. Enzon continues to monitor potential acts of infringement and remains in contact with Amgen regarding remedies and options going forward. Amgen has given no indication that it is interested in pursuing any potential remedy.
Enzon and Amgen continue to monitor the clinical development portfolios of SCA licensing partner, including a Swedish company, Alligator Bioscience, which currently has two drugs in late-stage clinical trials. The collaboration also tracks unlicensed use of its remaining patents, with the possibility of potential future enforcement actions. However, Amgen has not indiciated that it would proceed with any such action.
In the three and nine-month periods ended September 30, 2025, Enzon had no revenue from royalties and milestones. During the years ended December 31, 2024 and 2023, Enzon received a license maintenance fee of approximately $26,000 and $0, respectively, from Amgen, Inc. in payment of a worldwide, royalty-free non-exclusive right to license Vicineum.
Patents and Intellectual Property Rights
Enzon has a portfolio of issued Canadian patents, many of which have other foreign counterparts. None of these patents have generated significant royalties in recent years, except for two (2) milestone payments received in connection with Vicineum. The patent related to PegIntron (Ppeginterferon alfa-2b) expired in all jurisdictions as of December 31, 2024. Enzon does not expect to generate material royalties from any of its existing patents.
Employees and Executive Officers
Enzon currently has no employees. Its executive officer, Mr. Feinstein, provides services to Enzon on a consulting basis.

INFORMATION ABOUT VISKASE’S BUSINESS
General
Viskase Companies, Inc. is a Delaware corporation organized in 1970. Viskase, together with its subsidiaries, operates in the casing product segment of the food industry. Viskase is a worldwide leader in the production and sale of cellulosic, fibrous and plastic casings for the processed meat and poultry industry. Viskase currently operates eight (8) significant manufacturing facilities throughout North America, Europe, South America and Asia. Viskase provides value-added support services relating to these products for some of the world’s largest global consumer products companies. Viskase is one (1) of the two (2) largest worldwide producers of non-edible cellulosic casings for processed meats and one (1) of the three (3) largest manufacturers of non-edible fibrous casings.
Viskase’s business strategy is to continue to improve operational efficiencies, product quality and throughput by upgrading existing production facilities and adding resources in high growth markets through new capital investments. Viskase has been successful in implementing production cost-savings initiatives and will continue to pursue similar opportunities that enhance its profitability and competitive position as a leader in the casing market. Viskase is focused on reducing extrusion, shirring and printing waste through equipment upgrades and an ongoing effort to redefine product mix. In addition, Viskase seeks entry into new value added lines of business.
Recent Developments
During 2024, Viskase combined the operations of its manufacturing facility in Świecie, Poland into the operations at is Legnica, Poland facility,
On April 30, 2025, Viskase closed its manufacturing facility in Osceola, Arkansas as part of its efforts to enhance manufacturing efficiencies by consolidating its U.S. manufacturing operations into its Loudon, Tennessee facility. The winddown activities continued through June 2025.
On June 20, 2025, Viskase entered into the Merger Agreement.
On October 24, 2025, Viskase entered into the Merger Agreement Amendment. For a description of the Merger, please see the section titled “The Merger Agreement” of this prospectus/consent solicitation statement.
Products
Viskase’s main product lines are as follows:
NOJAX® casings — Small-diameter cellulosic casings designed for the production of hot dogs, wieners, frankfurters, viennas, cocktail sausages, coarse ground dinner sausages and other small-diameter processed meats.
Large cellulosic casings — Large-diameter cellulosic casings used for bologna, mortadella, bierwurst and dry sausages.
Fibrous casings — Paper-reinforced cellulosic casings utilized in the manufacture of a wide variety of cooked, smoked and dried processed meats, including pepperoni, salami, luncheon meats, boneless hams and other deli-style processed meats and smoked cheese. Viskase’s Fibrous Transfer casing products include Color Master™ and Smoke Master® technology, which impart desired color and flavor characteristics to processed meats for enhanced flavor and appearance for the end-consumer.
VISCOAT® and Viscoat NXT®casings — Casings made with either a combination of a multi-layer film with an inner paper layer or extruded as a multi-layer tube. These casings are treated with smokes, colorants and/or flavors which are imported to the finished product for enhanced flavor and appearance for the end-consumer. These can be used for a wide range of applications, including turkey, ham and roast beef.
VISFLEX®, VISMAX®, Vislon, and POLYJAX® plastic casings — Plastic (polyamide) casings, each designed with distinct performance characteristics targeted at a wide range of sausage, deli meat and other processed meat and poultry applications.

MembraCel — Seamless cellulose membrane sold in tubes and sheets which are used in filtration equipment for dialysis treatment. These products boast a sharp molecular weight cut off which control the exclusion of macromolecules with molecular radii from 35 to 50 angstroms.
International Operations
As of December 31, 2024, Viskase had seven (7) manufacturing facilities located outside the continental United States: Monterrey, Mexico; Beauvais, France; Thâon-les-Vosges, France; Bomlitz, Germany; Legnica, Poland; Clark Freeport Zone, Philippines; and Atibaia, Brazil. Viskase continues to explore opportunities to expand in emerging markets. Net sales from customers located outside the United States represented approximately 68% of Viskase’s total net sales for the year ended December 31, 2024, and 70% of Viskase’s total net sales for the year ended December 31, 2023. While overall consumption of processed meat products in North America and Western Europe is stable, market growth is driven by increasing demand in Eastern Europe, South America and the Asia Pacific region.
Sales and Distribution
Viskase has a broad base of customers, with no single customer accounting for more than six percent (6%) of net sales for the year ended December 31, 2024. Viskase sells its products in most countries throughout the world. In the United States, Viskase has a staff of technical sales teams responsible for sales and service to processed meat and poultry producers. Viskase sells its products both through distribution arrangements and direct to customers. Viskase’s products are marketed through its own subsidiaries in France, Germany, Italy, Poland, Spain, the Philippines, Brazil, and Mexico.
Competition
Viskase is one of the world’s leading producers of cellulosic casings. While Viskase’s industry generally competes based on volume and price, Viskase seeks to maintain a competitive advantage and differentiate itself from competitors by manufacturing products that have higher quality and superior performance characteristics when compared to some of Viskase’s competitors’ products; by responding quickly to customer product requirements; by providing technical support services to Viskase’s customers for production and formulation requirements; and by producing niche products to satisfy individual customer needs.
Viskase’s principal competitors in the cellulosic casing market are Viscofan, S.A., located in Spain with additional facilities in Germany, the Czech Republic, the United States, Mexico and Brazil; Kalle GmbH, located in Germany; Visko Teepak located in Finland and Belgium; Vicel Packaging, LLC, located in Weifang City, Shandong Province, China; and two (2) Japanese manufacturers, Futamura Chemical, marketed by Meatlonn, and Toho. In recent years, overcapacity in Viskase’s industry has led to intense competition based on price.
Research and Development
Viskase believes its continuing emphasis on research and development is central to its ability to maintain industry leadership. In particular, Viskase has focused on the development of new products that increase its customers’ operating efficiencies, reduce Viskase’s operating costs and expand its markets. Viskase’s research and development projects also include the development of new processes and products to improve Viskase’s manufacturing efficiencies. Viskase’s research scientists, engineers and technicians are engaged in continuous product and equipment development, and also provide direct technical and educational support to its customers. Viskase believes it has achieved and maintained its position as a leading producer of cellulosic casings for packaging meats through significant expenditures on research and development. Viskase expects to continue its research and development efforts.
Seasonality
Historically, Viskase’s domestic sales and profits have been somewhat seasonal in nature, increasing in the spring and summer months. Sales outside of the United States follow a relatively stable pattern throughout the year.

Customer Contracts
Viskase generates net revenue from sales of its products, including cellulosic, fibrous and plastic casings for the processed meat and poultry industry. Viskase serves the majority of its natural channel customers through meat manufacturers, which purchase, store, sell and deliver Viskase’s products to consumers. Viskase’s casings are sold to customers at a premium price point, and when prices for competitor casings fall relative to the price of Viskase’s casings (including due to any price increases Viskase may implement), price-sensitive customers may choose to purchase casings offered by Viskase’s competitors instead of Viskase’s products. Viskase’s revenues will vary based upon the pricing for each customer, the volume and mix of Viskase products sold, and the channels through which Viskase’s products are sold (i.e., through distributors or direct to meat manufacturers).
Viskase sells its products pursuant to contracts varying in length from one (1) to three (3) years as well as through purchase orders. Viskase is a party to several supply, distribution, and customer contracts. Sales to Viskase’s largest customer accounted for approximately six percent (6%) of consolidated gross sales during the year ended December 31, 2024. Viskase’s top five (5) customers collectively represented approximately 18% percent of consolidated gross sales during the year ended December 31, 2024. While Viskase does not believe any individual customer contract is material, the loss of any customer could adversely impact Viskase’s revenue.
Raw Materials
The raw materials Viskase uses includes cellulose (derived from wood pulp and/or cotton linters), specialty fibrous paper, polyamide resins and various other chemicals. Viskase generally purchases its raw materials from a single source or small number of suppliers with whom it maintains good relations. Certain primary and alternative sources of supply are located outside the United States. Viskase believes, but there can be no assurance, that adequate alternative sources of supply currently exist for all of its raw materials or that raw material substitutes are available, which Viskase could modify its processes to utilize.
Human Capital
Viskase believes it maintains productive and amicable relationships with Viskase’s approximately 2,400 employees worldwide, approximately 2,300 of which are full time employees. Approximately sixty-six percent (66%) of Viskase’s employees are represented by unions or works’ councils. We believe that our relations with employees, unions and works’ councils are good.
Viskase’s talent strategy and philosophy are focused on attracting the best talent, recognizing and rewarding performance, while continually developing, engaging and retaining team members. Viskase focuses on team member experience, removing barriers to engagement, further modernizing the human resources process, focusing on frontline team member retention and continually improving equity and effectiveness of all talent practices. Viskase welcomes diversity, unique skills, thoughts and experiences from its team members, customers, and consumers. By fostering an inclusive culture, Viskase enables every member of its workforce to leverage unique talents and high-performance standards to drive innovation and success. Additionally, Viskase has employee resource groups that support its mission to create a workplace where all people feel welcomed, respected, and valued. These employee-driven groups play a critical role in Viskase’s efforts to create an inclusive environment and provide professional development and mentorship opportunities.
Patents and Trademarks
Viskase holds 75 patents and eight (8) patent applications on its major technologies, including those used in its manufacturing processes and those embodied in products sold to its customers. Viskase believes its ongoing position as one of the market leaders is derived, in part, from its technology. Viskase vigorously protects and defends its patents against infringement on an international basis. As part of its research and development program, Viskase has developed and expects to continue to develop new proprietary technology. Viskase believes these activities will enable it to maintain its competitive position. However, Viskase does not believe that any single patent or group of patents is material to it. Viskase also owns numerous trademarks and registered trade names that are used actively in marketing its products.

Environmental Regulations
In manufacturing its products, Viskase employs certain hazardous chemicals and generates toxic and hazardous wastes. The use of these chemicals and the disposal of such wastes are subject to stringent regulation by several governmental entities, including the United States Environmental Protection Agency (“EPA”) and similar state, local and foreign environmental control entities. Viskase is subject to various environmental, health and safety laws, rules and regulations, including those of the United States Occupational Safety and Health Administration and the EPA. These laws, rules and regulations are subject to amendment and to future changes in public policy or interpretation, which may affect Viskase’s operations. Certain of Viskase’s facilities are or may become potentially responsible parties with respect to on-site and off-site waste disposal facilities and remediation of environmental contamination.
Greenhouse Gas Emissions
Various federal, state, regulatory agencies, and non-U.S. governments continue to consider and adopt programs to regulate, report, and control greenhouse gas emissions. Although Viskase has not incurred significant costs or capital expenditures specific to greenhouse gas emission compliance, these requirements are continually evolving and increasing. As the exact impact of new or additional greenhouse gas emission controls and requirements remains in flux, it cannot be determined whether such impacts would have a material adverse effect.
Viskase closely monitors developments in this area and strives to mitigate risks related to greenhouse gas emissions through environmental compliance and climate-related initiatives. For example, Viskase collects and monitors greenhouse gas emissions data, which can be used to inform greenhouse gas emission reduction and removal interventions in Viskase’s operations and supply chain. Viskase continues to evaluate its climate-related goals and initiatives, including corresponding costs, evolving legal landscapes, stakeholder expectations, and customer and consumer understanding of climate action.
Business Segment Information and Geographic Area Information
For additional business segment information and geographic area information, see Note 17 to Viskase’s audited consolidated financial statements for the year ended December 31, 2024, included elsewhere in this prospectus/consent solicitation statement.
Properties
Viskase operates eight (8) significant manufacturing facilities throughout North America, Europe, South America and Asia, four (4) of which are cellulose extrusion facilities and four (4) of which are finishing facilities focused on plastic, or non-cellulose materials.
Location	Type of Facility	Owned or Leased
Atibaia, Brazil	Finishing facility	Leased
Beauvais, France	Extrusion facility	Leased
Bomlitz, Germany	Extrusion facility	Leased
Clark Freeport Zone, Philippines	Finishing facility	Subject to a ground lease
Legnica, Poland	Finishing facility	Leased
Loudon, Tennessee	Extrusion facility	Owned
Monterrey, Mexico	Finishing facility	Leased
Thâon-les-Vosges, France	Extrusion facility	Owned
In addition, Viskase maintains leased locations in Lombard, Illinois (worldwide headquarters), Beauvais, France (European headquarters), Clark Freeport Zone, Philippines (Asia-Pacific headquarters), and Atibaia, Brazil (South American headquarters). Viskase believes that it would be able to find alternative space if necessary to accommodate its operations and that its properties are generally suitable and adequate to satisfy its present and anticipated needs. With respect to the leased locations, none of the annual lease payment obligations are individually material. Viskase’s subsidiaries, except for Viskase Brasil Embalagens

Ltda., our Subsidiary located in Brazil, collateralize Viskase’s obligations under its financing arrangements. For a discussion of these financing arrangements, see Note 8 to Viskase’s audited consolidated financial statements for the year ended December 31, 2024, included elsewhere in this prospectus/consent solicitation statement.
Insurance
Viskase maintains insurance in what it believes are adequate amounts and coverages that are customary in the industry in which it operates.
Legal Proceedings
Viskase from time to time is involved in various legal proceedings, none of which is expected to have a material adverse effect on Viskase’s results of operations, cash flows or financial condition.
Other Information
Viskase’s internet website is www.viskase.com. Information contained on or accessible through Viskase’s website, including any reports available therein, is not a part of, and is not incorporated by reference into, this prospectus/consent solicitation statement or any other report or document that is filed with the SEC.

ENZON MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of Enzon’s financial condition and results of operations together with Enzon’s audited financial statements for the year ended December 31, 2024, together with related notes thereto (the “Enzon FY 2024 Financial Statements and Notes”), and unaudited financial statements for the nine (9) months ended September 30, 2025 (the “Enzon Q3 2025 Financial Statements and Notes”), together with related notes thereto, included elsewhere in this prospectus/consent solicitation statement. The discussion and analysis should also be read together with the section titled “Information about Enzon’s Business” in this prospectus/consent solicitation statement and the unaudited pro forma combined financial information as of and for the nine (9) months ended September 30, 2025, and for the year ended December 31, 2024 (in the section titled “Selected Unaudited Pro Forma Combined Financial Information” in this prospectus/consent solicitation statement).
Forward-Looking Information and Factors That May Affect Future Results
Certain statements contained in this discussion may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including, without limitation, those that are set forth in the section titled “Risk Factors” in this prospectus/consent solicitation statement and in Enzon’s periodic public filings with the SEC. These risks and uncertainties should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. As such, Enzon cannot make any assurances that the future results covered by the forward-looking statements will be achieved.
The percentage changes throughout the following discussion are based on amounts stated in thousands of dollars.
Overview
Historically, Enzon had received royalty revenues from licensing arrangements with other companies primarily related to sales of certain drug products that utilized Enzon’s proprietary technology. For more than ten years, Enzon has had no clinical operations and limited corporate operations. In the last two years, Enzon has received only minimal payments on its licenses. Enzon had a marketing agreement with Micromet AG, now part of Amgen, Inc., pursuant to which Enzon may have been entitled to certain milestone and royalty payments if Vicineum, a drug that was being developed by Sesen, Inc. (subsequently acquired by Carisma Therapeutics, Inc.), was approved for the treatment of non-muscle invasive bladder cancer. That agreement has been canceled. Enzon cannot make any assurances that it will receive any future royalties or milestones.

Results of Operations (in thousands of dollars):
For the three (3) months ended September 30, 2025, compared to the nine (9) months ended September 30, 2024
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenues:
Royalties and milestones, net	$—	$—	$—	$26
Total revenues	—	—	—	26
Operating expenses:
General and administrative expenses	229	351	1,038	1,028
Transaction expenses	1,075	—	2,801	—
Total operating expenses	1,304	351	3,839	1,028
Operating loss:	(1,304)	(351)	(3,839)	(1,002)
Interest and dividend income	496	654	1,494	1,906
(Loss) income before income (expense) tax benefit	(808)	303	(2,345)	904
Income tax (expense) benefit	(16)	(49)	7	(54)
Net (loss) income	$(824)	$254	$(2,338)	$850
Revenues
Royalties and Milestones Revenues (in thousands of dollars):
In the three and nine-month periods ended September 30, 2025, Enzon had no revenue from royalties and milestones. In both the three and nine-month periods ended September 30, 2024, Enzon earned approximately $26,000 in royalties and milestones.
Interest and Dividend Income (in thousands of dollars):
	Three Months Ended September 30,			Nine Months Ended September 30,
	2025	% Change	2024	2025	% Change	2024
Interest and dividend income	$496	(24)%	$654	$1,494	(22)%	$1,906
Interest and dividend income is attributable to the interest and dividends received on the invested cash and cash equivalents received by Enzon from the $43.6 million of proceeds from the Rights Offering (See Note 11 to the Enzon FY 2024 Financial Statements and Notes) and other cash and cash equivalents. Interest and dividend income decreased by approximately $158,000, or 24%, to $496,000 for the three (3) months ended September 30, 2025 from $654,000 for the comparable period in 2024. The decrease in interest and dividend income is attributable to the reduced cash and cash equivalent balances and lower rates of interest in the 2025 period compared to the same period in 2024.
Interest and dividend income decreased by approximately $412,000, or 22%, to $1,494,000 for the nine (9) months ended September 30, 2025 from $1,906,000 for the nine (9) months ended September 30, 2024. The decrease in interest and dividend income is primarily attributable to the reduced cash and cash equivalent balances and lower interest rates in 2025 period compared to the same period in 2024.

OPERATING EXPENSES
General and Administrative Expenses (in thousands of dollars):
	Three Months Ended September 30,			Nine Months Ended September 30,
	2025	% Change	2024	2025	% Change	2024
General and administrative	$229	(35)%	$351	$1,038	(1)%	$1,028
General and administrative expenses, decreased by approximately $122,000, or 35%, to approximately $229,000 for the three (3) months ended September 30, 2025 from $351,000 for the three (3) months ended September 30, 2024. The decrease in general and administrative expense is substantially attributable to a decrease in professional and consulting fees not associated with the Merger.
General and administrative expenses were comparable for the nine-month periods ended September 30, 2025 and 2024.
TRANSACTION EXPENSES
Transaction expenses incurred in connection with the Merger were approximately $1,075,000 and $2,801,000, respectively, for the three and nine-month periods ended September 30, 2025. These expenses were, primarily, for legal, consulting and professional fees. There were no comparable amounts during the corresponding periods in 2024. (See Note 14 to the Enzon FY 2024 Financial Statements and Notes).
Tax Expense:
Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance on net deferred tax assets is provided for when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of September 30, 2025, Enzon believes, based on its projections, that a partial reversal of the valuation allowance is necessary and, accordingly, Enzon has partially reversed the valuation allowances as of September 30, 2025. A deferred tax benefit of $9,000 and deferred tax expense of $53,000, respectively, were recorded during the nine-month periods ended September 30, 2025 and 2024. In the three-month periods ended September 30, 2025 and 2024, a deferred tax benefit of $16,000 and deferred tax expense of $50,000, respectively, were recorded. (See Note 8 to the Enzon FY 2024 Financial Statements and Notes).
Results of Operations (in thousands of dollars):
For the year ended December 31, 2024, compared to the year ended December 31, 2023
	For the Year Ended December 31,
	2024	2023
Revenues:
Royalties and milestones, net	$26	$—
Total revenues	26	—
Operating expenses:
General and administrative	1,353	1,044
Operating loss	(1,327)	(1,044)
Interest and dividend income	2,452	2,261
Income tax (expense) benefit	(347)	156
Net income	$778	$1,373

Revenue
The following table summarizes the royalties earned by Enzon in 2024 and 2023:
Royalties and Milestones Revenues (in thousands of dollars):
	For the Year Ended December 31,
	2024	% Change	2023
Royalties and milestones revenues	26	100	—
The revenues in 2024 and 2023 were approximately $26,000 and $0, respectively, from license fees from Amgen, Inc. in payment of a worldwide, royalty-free non-exclusive right to license Vicineum. Enzon’s right to receive royalties on U.S. and European sales of PegIntron have expired in all jurisdictions as of December 31, 2024.
As of December 31, 2024 and 2023, Enzon recorded a liability to Merck of approximately $331,000, which is based primarily on Merck’s assertions regarding recoupments related to prior returns and rebates, as discussed in Note 4 in the Enzon FY 2024 Financial Statements and Notes.
Enzon will receive no additional royalties from Merck.
Interest and Dividend Income (in thousands of dollars):
	For the Year Ended December 31,
	2024	% Change	2023
Interest and dividend income	$2,452	8	$2,261
Interest and dividend income is attributable to the interest and dividends received on the invested cash and cash equivalents Enzon received from the approximately $46.9 million worth of proceeds from the Rights Offering (See Note 13 in the Enzon FY 2024 Financial Statements and Notes). Interest and dividend income increased by approximately $191,000, or eight percent (8%), to $2,452,000 for 2024 from $2,261,000 for 2023. The increase in interest and dividends income is primarily attributable to the higher interest rates in 2024 as compared with 2023.
Operating Expenses
General and Administrative Expenses (in thousands of dollars):
	For the Year Ended December 31,
	2024	% Change	2023
General and administrative expenses	$1,353	30	$1,044
For the year ended December 31, 2024, general and administrative expenses were approximately $1,353,000, an increase of approximately $309,000, or 30%, from $1,044,000 in the prior year, primarily attributable to an increase in professional fees.
In 2024 and 2023, general and administrative expenses consisted primarily of consulting fees for executive services and outside professional services for accounting, audit, tax and legal services.
Operating Losses
Income Taxes
As a result of Enzon’s income, primarily from interest, exceeding Enzon’s expenses for the year ended December 31, 2024, Enzon realized approximately $1,125,000 in pre-tax book income before utilization of any net operating loss carryforwards (“NOLs”). Enzon utilized approximately $1.1 million of its NOLs. Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance on net deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2024, based on Enzon’s projections and upon review of positive and negative evidence in determining a partial reversal of the valuation allowance, Enzon has concluded that a partial reversal of the valuation allowance is necessary.
Enzon does not expect interest rates to return to the low rates of the past in the near term, which would create a projected taxable income position. Therefore, Enzon has partially reversed the valuation allowances as of December 31, 2024. A deferred tax expense of $342,000 was recorded during the year ended December 31, 2024. Enzon is positioned as a public company acquisition vehicle where Enzon can become an acquisition platform.
Enzon’s management will continue to assess the need for this valuation allowance and will make adjustments when appropriate. Enzon’s management believes that its NOLs was not limited by any changes in Enzon’s ownership as a result of the successful completion of the Rights Offering (see Note 13 in the Enzon FY 2024 Financial Statements and Notes). In addition, Enzon intends that the Merger should not result in an ownership change of Enzon under Section 382 of the Code such that the Combined Company’s ability to utilize Enzon’s NOL carryforwards, certain credits and other tax attributes to offset taxable income in a single year should not be limited; however, notwithstanding the foregoing, due to the existence of a valuation allowance for substantially all of the deferred tax assets for both Enzon and Viskase, the effect of having an ownership change under Section 382 of the Code may not be significant.
These projections and beliefs are based upon a variety of estimates and numerous assumptions made by Enzon’s management with respect to, among other things, the closing of the Merger, interest rates, forecasted sales of the drug products for which Enzon has the right to receive royalties, Enzon’s ability to acquire businesses, entities or revenue streams that could generate sufficient income against which Enzon can utilize its NOLs and other matters, many of which are difficult to predict, are subject to significant uncertainties and are beyond Enzon’s control. As a result, Enzon cannot make any assurances that the estimates and assumptions upon which these projections and beliefs are based will prove accurate, that the projected results will be realized or that the actual results will not be substantially higher or lower than projected.
Enzon recognizes the benefit of an uncertain tax position that Enzon has taken or expect to take on the income tax returns Enzon files if it is more likely than not that Enzon will be able to sustain Enzon’s position.
Section 382 Rights Plan
On August 14, 2020, in an effort to protect stockholder value by attempting to protect against a possible limitation on Enzon’s ability to use its NOLs, the Enzon Board adopted the 382 Rights Agreement and declared a dividend distribution of one right for each outstanding share of Enzon Common Stock to stockholders of record as of the close of business on August 24, 2020. Accordingly, holders of Enzon Common Stock own one preferred stock purchase right for each share of Enzon Common Stock owned by such holder. The rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events as set forth in the 382 Rights Agreement.
On June 4, 2021, effective as of June 2, 2021, Enzon entered into the First Amendment to the 382 Rights Agreement, which extended the final expiration date therein. On May 16, 2024, Enzon entered into the Second Amendment to the 382 Rights Agreement, which further extended the final expiration date therein. On March 31, 2025, Enzon entered into the Third Amendment to the 382 Rights Agreement, which further extended the final expiration date therein to the close of business on June 30, 2026. On August 13, 2025, Enzon entered into the Fourth Amendment to the 382 Rights Agreement, which amended the final expiration date therein to the close of business on September 30, 2025. However, the Merger Agreement requires that the Section 382 Rights Agreement be terminated prior to the Effective Time of the Merger. Accordingly, on September 30, 2025, Enzon amended the 382 Rights Agreement to provide that the rights issued thereunder will terminate as of the close of business on December 31, 2025. Once the 382 Rights Agreement terminates, the protections afforded by the 382 Rights Agreement will no longer be in effect.
It is intended that Enzon should not undergo an ownership change under Section 382 of the Code due to the Merger such that the Combined Company’s ability to utilize Enzon’s NOL carryforwards, certain credits and other tax attributes to offset taxable income in a single year should not be limited.
Rights Offering
On September 1, 2020, the Enzon Board approved a rights offering consisting of shares of Enzon Series C Preferred Stock and shares of Enzon Common Stock (the “Rights Offering”). On October 9, 2020, the Rights Offering was completed and, as a result, Enzon (i) realized gross proceeds of approximately $43.6 million, (ii) issued 40,000 shares of Enzon Series C Preferred Stock and (iii) issued 30,000,000 shares of Enzon Common Stock. For more information on the Rights Offering, see Note 12 in the Enzon FY 2024 Financial Statements and Notes. As of September 30, 2025, there were 40,000 shares of Enzon Series C Preferred Stock issued and outstanding and 74,214,603 shares of Enzon Common Stock issued and outstanding.
On an annual basis, the Enzon Board may, at its sole discretion, cause a dividend with respect to the Enzon Series C Preferred Stock to be paid in cash to the holders in an amount equal to 3% of the Liquidation Preference as in effect at such time (initially $1,000 per share). If the dividend is not so paid in cash, the Liquidation Preference is adjusted and increased annually by an amount equal to 5% of the Liquidation Preference per share as in effect at such time, that is not paid in cash to the holders of Enzon Series C Preferred Stock on such date. Holders of Enzon Series C Preferred Stock do not have any voting rights and the Enzon Series C Preferred Stock is not convertible into shares of Enzon Common Stock. The initial liquidation value of the Enzon Series C Preferred Stock was $1,000 per share. On December 18, 2024, the Enzon Board declared a cash dividend of three percent (3%) of the Liquidation Preference at December 31, 2023 ($42,483,286) of the Enzon Series C Preferred Stock, aggregating approximately $1,275,000 ($31.86 per share). Such dividend was paid on January 9, 2025 to the holders of record of Enzon Series C Preferred Stock as of January 2, 2025.
Enzon believes that the completion of the Rights Offering did not limit the use of its NOL carryforwards, certain credits and other tax attributes due to any restrictions imposed by Section 382 of the Code.
As the Enzon Board declared dividends on the Enzon Series C Preferred Stock as of December 31, 2024 and 2023, the liquidation value at both December 31, 2024 and 2023 was $1,062 per share. (See Note 13 in the Enzon FY 2024 Financial Statements and Notes.)
Since November 1, 2022, Enzon has been able to redeem shares of Enzon Series C Preferred Stock at any time, in whole or in part, for an amount based on the Liquidation Preference per share as in effect at such time. Holders of Enzon Series C Preferred Stock have the right to demand that Enzon redeem their shares in the event that Enzon undergoes a change of control. Pursuant to the terms of the Merger Agreement, Enzon has agreed to conduct the Series C Exchange Offer and, pursuant to the terms of the IEH Support Agreement, the IEH Parties have agreed to the IEH Share Exchange. For additional information regarding the Series C Exchange Offer, please see the section titled “Questions and Answers about the Series C Exchange Offer” in this prospectus/consent solicitation statement and for more information about the IEH Share Exchange, please see the section titled “IEH Support Agreement” in this prospectus/consent solicitation statement. Under the terms of the Enzon Series C Preferred Stock, following the Merger, Enzon may, and at this time intends to, redeem any outstanding shares of Enzon Series C Preferred Stock for a cash amount equal to the aggregate Liquidation Preference of such shares.
Liquidity and Capital Resources
Enzon’s current source of liquidity is its existing cash on hand, which includes the approximately $43.6 million of gross proceeds from its Rights Offering and the interest earned on that amount. See Note 11 in the Enzon Q3 2025 Financial Statements and Notes for additional information about the Rights

Offering. While Enzon no longer has any research and development activities, Enzon continues to retain rights to receive fees, royalties and milestone payments from existing licensing arrangements with other companies and, accordingly, Enzon may be entitled to a share of milestone and royalty payments from its few remaining licensed patents. Enzon believes that its existing cash and cash equivalents on hand will be sufficient to fund its operations, at least, through November 2026. Enzon’s future royalty revenues are expected to be de minimis over the foreseeable future and Enzon cannot make any assurances that it will receive any royalty, milestone or other revenues.
Enzon has entered into the Merger Agreement with Viskase for an all-stock transaction with an anticipated closing by the end of the fiscal year. Should the Merger not successfully close, Enzon will continue to be positioned as a public company acquisition vehicle.
Cash used in operating activities, as adjusted for certain non-cash items including the effect of changes in operating assets and liabilities, during the nine (9) months ended September 30, 2025 was approximately $2,328,000, as compared to cash provided by operating activities of approximately $896,000 during the comparable period in 2024. The decrease of approximately $3,324,000 was primarily attributable to the transaction costs of approximately $2,801,000 in the 2025 period related to the Merger for which there was no corresponding amount in 2024 and the decrease in interest and dividend income of approximately $412,000, decreasing to approximately $1,494,000 during the nine (9) months ended September 30, 2025, from approximately $1,906,000 during the comparable period in 2024.
Cash used in financing activities represents cash dividends of approximately $1,275,000 paid to holders of the Company’s Series C Preferred Stock in each of the periods.
The net effect of the foregoing was a decrease of cash and cash equivalents of approximately $3,603,000 from approximately $46,859,000 at December 31, 2024 to approximately $43,256,000 at September 30, 2025.
Off-Balance Sheet Arrangements
Enzon does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow limited purposes. As of December 31, 2024 and as of September 30, 2025, Enzon was not involved in any off-balance sheet special purpose entity transactions.
Critical Accounting Policies and Estimates
A critical accounting policy is one that is both important to the portrayal of a company’s financial condition and results of operations and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
Enzon’s consolidated financial statements are presented in accordance with U.S. GAAP. All applicable U.S. GAAP accounting standards effective as of December 31, 2024 have been taken into consideration in preparing the consolidated financial statements. The preparation of the consolidated financial statements requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those estimates are subjective and complex, and, consequently, actual results could differ from those estimates. The following accounting policies and estimates have been highlighted as significant because changes to certain judgments and assumptions inherent in these policies could affect Enzon’s consolidated financial statements.
Enzon bases its estimates, to the extent possible, on historical experience. Historical information is modified as appropriate based on current business factors and various assumptions that Enzon believes are necessary to form a basis for making judgments about the carrying value of assets and liabilities. Enzon evaluates its estimates on an ongoing basis and make changes when necessary. Actual results could differ from Enzon’s estimates.

Subsequent Events
On August 11, 2025, the Company was notified by the OTCQX Markets Group (the “OTCQX”), the marketplace for the over-the-counter trading of its stock, that it no longer met the standards for continued qualification for the OTCQX, in that its stock bid price had fallen below $0.10 per share for 30 consecutive calendar days. On August 12, 2025, the Company began trading on the OTCQB Market.
As noted above, on September 30, 2025, Enzon entered into an amendment to the Rights Agreement to provide that the Final Expiration Date (as defined in the Rights Agreement) of the rights issued thereunder would be the close of business on December 31, 2025. Once the Rights Agreement terminates, the protections afforded by the Rights Agreement will no longer be in effect.
On October 24, 2025, Enzon and Viskase entered into the Merger Agreement Amendment as more fully discussed herein.

VISKASE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of Viskase’s financial condition and results of operations together with Viskase’s audited financial statements for the year ended December 31, 2024, together with related notes thereto (the “Viskase FY 2024 Financial Statements and Notes”), and unaudited financial statements for the three and nine months ended September 30, 2025, together with related notes thereto (the “Viskase Q3 2025 Financial Statements and Notes”), included elsewhere in this prospectus/consent solicitation statement. The discussion and analysis should also be read together with the section titled “Information about Viskase’s Business” in this prospectus/consent solicitation statement and the unaudited pro forma combined financial information as of and for the three and nine months ended September 30, 2025, and for the year ended December 31, 2024 (in the section titled “Selected Unaudited Pro Forma Combined Financial Information” in this prospectus/consent solicitation statement).
Forward-Looking Information and Factors That May Affect Future Results
Certain statements contained in this discussion may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including, without limitation, those that are set forth in the section titled “Risk Factors” in this prospectus/consent solicitation statement and in Viskase’s annual and quarterly reports posted to Viskase’s website. These risks and uncertainties should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. As such, Viskase cannot assure you that the future results covered by the forward-looking statements will be achieved.
Overview
Viskase Companies, Inc. is a Delaware corporation organized in 1970. Viskase, together with its subsidiaries, operates in the casing product segment of the food industry. Viskase is a worldwide leader in the production and sale of cellulosic, fibrous and plastic casings for the processed meat and poultry industry. Viskase currently operates eight significant manufacturing facilities throughout North America, Europe, South America and Asia. Viskase provides value-added support services relating to these products for some of the world’s largest global consumer products companies. Viskase is one of the two largest worldwide producers of non-edible cellulosic casings for processed meats and one of the three largest manufacturers of non-edible fibrous casings.
Viskase’s net sales are driven by consumer demand for meat products and the level of demand for casings by processed meat manufacturers, as well as the average selling prices of Viskase’s casings. Specifically, demand for Viskase’s casings is dependent on population growth, overall consumption of processed meats and the types of meat products purchased by consumers. Average selling prices are dependent on overall supply and demand for casings and Viskase’s product mix.
Viskase’s cellulose, fibrous and plastic casing extrusion operations are capital-intensive and are characterized by high fixed costs. Viskase’s finishing operations are labor intensive. The industry’s operating results have historically been sensitive to the global balance of capacity and demand. The industry’s extrusion facilities produce casings under a timed chemical process and operate continuously.
Viskase’s contribution margin varies with changes in selling price, input material costs, labor costs and manufacturing efficiencies. The total contribution margin increases as demand for Viskase’s casings increases. Viskase’s financial results benefit from increased volume because Viskase does not have to increase its fixed cost structure in proportion to increases in demand. For certain products, Viskase operates at near capacity in its existing facilities. Viskase regularly evaluates its capacity and projected market demand. Viskase believes the current and planned cellulosic production capacity in Viskase’s industry is in balance with global demand.
Net sales were approximately $91.1 million for the three months ended September 30, 2025, and $101.5 million for the three months ended September 30, 2024. Viskase reported approximately $13.0 million of net loss, or $(0.12) per share, for the three months ended September 30, 2025, compared to approximately $144 thousand of net loss, or $(0.00) per share for the three months ended September 30, 2024. As of September 30, 2025, Viskase ended the period with approximately $7.7 million of cash and cash equivalents, and approximately $10.1 million in positive working capital.
Net sales were approximately $282.6 million for the nine months ended September 30, 2025, and $307.5 million for the nine months ended September 30, 2024. Viskase reported approximately $46.9 million of net loss, or $(0.43) per share, for the nine months ended September 30, 2025, compared to approximately $3.8 million of net income, or $0.04 per share for the nine months ended September 30, 2024.
Net sales were approximately $403.8 million, $446.0 million and $430.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. Viskase reported approximately $5.5 million of net loss, or $(0.05) per share, in 2024, compared to approximately $13.4 million of net income, or $0.13 per share, in 2023 and approximately $2.3 million of net income, or $0.02 per share, in 2022. As of December 31, 2024, Viskase ended the year with approximately $5.7 million of cash and cash equivalents, approximately $5.0 million for the borrowing availability under its senior credit facility, and approximately $128.2 million in positive working capital.
Operating loss was approximately $9.1 million for the three months ended September 30, 2025, compared to operating income of approximately $3.5 million for the three months ended September 30, 2024, a decrease of $12.6 million driven primarily by lower volumes of product demand, higher costs for raw materials and manufacturing waste expenses as well as lower product prices and mix. Viskase also incurred approximately $0.8 million in restructuring expense to close two of its manufacturing facilities which negatively impacted Viskase’s total operating income for the three months ended September 30, 2025.
Operating loss was approximately $26.1 million for the nine months ended September 30, 2025, compared to operating income of approximately $18.4 million for the nine months ended September 30, 2024, a decrease of $44.5 million driven primarily by lower volumes of product demand, higher costs for raw materials and manufacturing waste expenses as well as lower product prices and mix. Viskase also incurred approximately $6.6 million in restructuring expenses to close two of its manufacturing facilities and approximately $12.1 million of asset impairment expense in association with the closing of the Osceola, Arkansas facility and the removal of assets prior to the end of their useful lives, which negatively impacted Viskase’s total operating income for the nine months ended September 30, 2025.
Operating income was approximately $15.4 million for the year ended December 31, 2024 and approximately $39.4 million for the year ended December 31, 2023, representing a decrease of $24.0 million driven primarily by lower volumes of product demand, higher costs for raw materials and manufacturing waste expenses as well as lower product prices and mix. Viskase also incurred approximately $1.9 million in restructuring expenses to close one of its European manufacturing facilities during the year, which negatively impacted Viskase’s total operating income for the year ended December 31, 2024. Operating income was approximately $39.4 million for the year ended December 31, 2023, and $22.2 million for 2022, representing an increase of $17.2 million driven primarily by higher volumes of product demand, lower costs for raw materials and manufacturing waste expenses as well as higher product prices and mix.
Viskase’s business strategy is to continue to improve operational efficiencies, product quality and throughput by upgrading existing production facilities and adding resources in high growth markets through new capital investments. Viskase has been successful in implementing production cost-savings initiatives and will continue to pursue similar opportunities that enhance its profitability and competitive positioning as a leader in the casing market. Viskase is focused on reducing extrusion, shirring and printing waste through equipment upgrades and an ongoing effort to redefine product mix. In addition, Viskase seeks entry into new value-added lines of business.

Recent Developments
The Merger
On June 20, 2025, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) that was further amended on October 23, 2025 by and between Enzon Pharmaceuticals, Inc. (“Enzon”), and EPSC Acquisition Corp. (“ESPC”). Under the terms of the Merger Agreement, EPSC will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Enzon, (the “Merger”). Immediately following the Merger, the Company will convert into a limited liability company under Delaware law. Enzon is expected to change its name to Viskase Holdings, and trade on the over the counter (“OTC”) market.
Additionally, on September 20, 2025, the Company entered into a support agreement (“Support Agreement”). In accordance with the Support Agreement, the owners of Enzon and the Company will exchange their beneficially owned shares of Enzon Series C Preferred Stock for shares of Enzon common stock. Enzon will use commercially reasonable efforts to facilitate the exchange of Enzon Series C Preferred Stock held by non-related ownership parties for shares of Enzon common stock through the Series C Exchange Offer.
Enzon will effectuate a reverse stock split of the outstanding Enzon Common Stock to effect the consolidation of the issued and outstanding shares of Enzon Common Stock at a ratio of 1 for 100. In addition, each share of the Company’s common stock issued and outstanding prior to the merger will automatically be converted into the right to receive shares of Enzon Common Stock at a certain exchange ratio. All shares of EPSC common stock will be automatically converted into shares of the surviving company.
The transaction is expected to close February 10, 2026, pending standard closing requirements and regulatory approvals.
The Restructuring Plans
2025 Restructuring Plan — Arkansas Plant Closure
On March 26, 2025, Viskase announced and began implementing a restructuring plan to maintain its existing fibrous and nojax extrusion capacities while increasing cost competitiveness (the “2025 Restructuring Plan”). The 2025 Restructuring Plan originally included: (i) reducing Viskase employee headcount within its North America segment; (ii) closing its manufacturing facility in Osceola, Arkansas, and (iii) consolidating its Osceola, Arkansas capacity with existing manufacturing facilities, including transferring equipment and employees to its manufacturing facilities in Loudon, Tennessee and Thaon, France; resulting in restructuring and related obsolescence expenses of approximately $0.8 million and $6.6 million for the three and nine months ended September 30, 2025. The closure of the facility was effective as of April 30, 2025 with wind down operations taking place through June 2025. Additionally, Viskase recognized approximately $12.1 million of non-cash charges, primarily composed of non-inventory asset impairment charges on machinery in association with the closing of the Osceola, Arkansas plant; the majority of which are expected to be incurred by the end of fiscal year 2025.
Viskase believes that the 2025 Restructuring Plan will better position Viskase for sustained, positive free cash flow, while enabling Viskase to continue to invest in technology, and machinery to improve productivity and efficiencies at its extrusion facilities and optimizations to marketing efforts to scale the business. The 2025 Restructuring Plan includes: (i) a reduction in global headcount by approximately 8%, which impacted roughly 210 Viskase team members; and (ii) closure of its manufacturing facility in Osceola, Arkansas. Viskase expects the majority of the 2025 Restructuring Plan to be implemented by the end of fiscal year 2025. The facility was marketed for approximately $5.0 million, and Viskase expects that it will take longer than one year to complete the sale of the facility.

The following table summarizes the total charges related to the 2025 Restructuring Plan for the periods presented (in thousands):
	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025
Cash restructuring charges:
Severance and other personnel costs	$—	$4,543
Total cash charges	—	4,543
Non-cash charges:
Write-offs of inventory due to restructuring plan	819	2,063
Total non-cash charges	819	2,063
Total	$819	$6,606
Viskase has made progress in achieving goals in its restructuring initiatives. For example, total cost of sales decreased approximately $0.6 million and $1.0 million for the three and nine months ended September 30, 2025 compared to the three and nine months ended September 30, 2024, and Viskase continues its work in looking for additional efficiencies. Throughout fiscal year 2025, Viskase expects further improvements in the above as well as a number of other measures by which Viskase measures the success of its restructuring initiatives.
In connection with the 2025 Restructuring Plan, Viskase estimates that it will incur additional cash charges related to the closure of approximately $0.5 million for site closure and equipment removal costs. Viskase does not believe these cost-saving measures will impair its ability to conduct any of its key business functions. However, Viskase may not be able to realize the cost savings and benefits initially anticipated as a result of the 2025 Restructuring Plan, and costs may be greater than expected.
2024 Restructuring Plan — Poland Plant Closure
In August 2024, Viskase announced and began implementing a restructuring plan to realign its operational focus to support its multi-year growth, scale the business, and improve costs (the “2024 Restructuring Plan”). The 2024 Restructuring Plan originally included: (i) reducing Viskase employee headcount within its Europe, the Middle East, and Africa (“EMEA”) segment; (ii) closing its manufacturing facility in Swiecie, Poland, and (iii) transferring a portion of the machinery from its Swiecie facility to expand its production capabilities for its facility based in Legnica, Poland; resulting in restructuring expenses of approximately $1.9 million for the year ended December 31, 2024.
Viskase believes that the 2024 Restructuring Plan will better position Viskase for sustained, positive free cash flow, while enabling Viskase to continue to invest in technology, and machinery to improve productivity and efficiencies at its extrusion facilities and optimizations to marketing efforts to scale the business. The 2024 Restructuring Plan includes: (i) a reduction in global headcount which impacted roughly 50 Viskase team members; (ii) closure of its manufacturing facility in Swiecie, Poland, and (iii) transfer of machinery with a book value of approximately $1.6 million to its manufacturing facility in Legnica, Poland. Viskase has concluded all restructuring activities related to the 2024 Restructuring Plan as of December 31, 2024. The land, facility and machinery had a total net book value of approximately $0.4 million and were sold for approximately $0.7 million, resulting in a gain of $0.3 million related to the sale. There were no remaining assets or liabilities related to the facility as of December 31, 2024.

The following table summarizes the total charges related to the 2024 Restructuring Plan (in thousands):
Year Ended December 31, 2024
Cash restructuring charges:
Transfer and disposal costs and professional fees	$1,059
Severance and other personnel costs	515
Capital expenditures	343
Total	$1,917
Viskase has made progress in achieving goals in its restructuring initiatives. For example, total operating expenses decreased approximately $2.0 million, or (4)%, to $52.4 million in 2024, compared to $54.4 million in 2023 and Viskase continues its work in looking for additional efficiencies. Throughout fiscal year 2025, Viskase expects further improvements in the above as well as a number of other measures by which Viskase measures the success of its restructuring initiatives.
In connection with the 2024 Restructuring Plan, Viskase does not expect to incur any additional cash charges or expect to recognize any non-cash charges related to the closure. Viskase does not believe these cost-saving measures will impair its ability to conduct any of its key business functions. However, Viskase may not be able to realize the cost savings and benefits initially anticipated as a result of the 2024 Restructuring Plan, and costs may be greater than expected.
Impact of General Economic Risk Factors on Viskase’s Operations
Uncertainty in the global economy presents significant risks to Viskase’s business. Viskase is subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including increases in inflation, fluctuating interest rates, new or increased tariffs and other barriers to trade, changes to fiscal and monetary policy or government budget dynamics (particularly in the product segment of the food industry), recent bank failures, geopolitical factors, including the ongoing conflicts between Russia and Ukraine and in the Middle East and the responses thereto, and supply chain disruptions. While Viskase is closely monitoring the impact of the current macroeconomic and geopolitical conditions on all aspects of Viskase’s business, the ultimate extent of the impact on Viskase’s business remains highly uncertain and will depend on future developments and factors that continue to evolve. Most of these developments and factors are outside of Viskase’s control and could exist for an extended period of time. Viskase will continue to evaluate the nature and extent of the potential impacts to its business, results of operations, liquidity and capital resources. For additional information, see the section titled “Risk Factors — Risk Factors Relating to Viskase’s Business” in this prospectus/consent solicitation for further information.
Components of Results of Operations
Net Sales
Viskase generates net sales from sales of its products, including cellulosic, fibrous and plastic casings for the processed meat and poultry industry. Viskase serves the majority of its natural channel customers through meat manufacturers, which purchase, store, sell and deliver Viskase’s products to consumers.
Viskase periodically offers promotional incentives to its customers, including customer rebates, temporary price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. At the end of each accounting period, Viskase recognizes a liability for an estimated promotional allowance reserve. Viskase periodically provides credits or discounts to its customers in the event that products do not conform to customer expectations upon delivery. Viskase treats these credits and discounts as a reduction of the sales price of the related transaction at the time of sale. Viskase anticipates that these promotional activities, credits and discounts could materially impact Viskase’s net revenue and that changes in such activities could impact period-over-period results.
Viskase’s casings are sold to customers at a premium price point, and when prices for competitor casings fall relative to the price of Viskase’s casings (including due to any price increases Viskase may implement), price-sensitive customers may choose to purchase casings offered by Viskase’s competitors instead of Viskase’s products. As a result, competitor pricing may adversely affect Viskase’s net revenue. Net revenue may also vary from period to period depending on the purchase orders Viskase receives, the volume and mix of Viskase’s products sold, and the channels through which Viskase’s products are sold.
Cost of Sales
Cost of sales consists of the costs directly attributable to producing Viskase’s products, which include labor, raw material and packaging costs as well as overhead. The labor cost is comprised of wages and related costs for Viskase’s processing of crew members. The raw material is comprised of those items necessary to process Viskase’s finished casing products and the packaging costs are the cost of the packaging materials in which Viskase’s finished products are sold. Overhead costs in cost of goods sold include utilities, insurance, inbound freight, storage fees related to Viskase’s manufacturing facilities and depreciation and amortization expenses related to Viskase’s assets used in production.
Operating Expenses
Viskase’s operating expenses consist of selling, general and administrative expenses, amortization of intangibles, asset impairment expense, and restructuring and related expense, as further described below:
Selling, General and Administrative
Selling, general and administrative expenses consist primarily of personnel-related expenses, including recruiting costs, salaries, bonuses, benefits, and equity-based compensation, for individuals in Viskase’s executive, finance, operations, human resources, business development and other administrative functions. Other selling, general and administrative expenses include legal fees relating to corporate matters and patent-related activities, insurance costs, information technology, and professional and consulting fees associated with accounting, audit, tax and investor and public relations. Viskase expects selling, general and administrative expenses to increase in the future in connection with the expansion of the business and increased marketing costs.
Shipping and Distribution
Shipping and distribution expenses consist primarily of costs related to third-party freight for Viskase’s products. Viskase expects shipping and distribution expenses to increase in the medium-to-long term as Viskase continues to scale its business, and there is a risk that such expenses could continue to increase due to economic uncertainty, geopolitical tensions or wars.
Amortization of Intangibles
Viskase has recognized definite lived intangible assets for customer relationships, technologies, patents, trademarks, and in-place leases. Amortization of these intangibles are recognized on a straight-line basis over the respective estimated useful lives on the intangible assets.
Asset Impairment Expense
In connection with its 2025 Restructuring Plan and 2024 Restructuring Plan, Viskase took measures to close certain of its manufacturing facilities, resulting in asset impairment charges on its machinery in each respective location. These asset impairment charges are recorded as “asset impairment expense” within the consolidated statements of operations.
Restructuring and Related Expense
Any costs incurred related to the 2025 Restructuring Plan and 2024 Restructuring Plan, including transfer and disposal costs, professional fees, severance and other personnel costs, and capital expenditures were recorded as “restructuring and related expense” within the consolidated statements of operations.

Non-Operating Expenses
Viskase’s non-operating expenses interest expense, net and other income (expense), net, as further described below:
Interest Expense, Net
Viskase records interest expense on its long-term debt based on the terms within its Credit Agreement, as further discussed and defined below with “— Amended Senior Credit Facility.” This interest expense is partially offset by interest income earned on cash and cash equivalents.
Other Income (Expense), Net
Other income (expense), net primarily relates to foreign currency gains and losses and the expense related to the reversal of a receivable for an uncertain tax with offset running through the “income tax provision” within the consolidated statement of operations.
Income Taxes
Viskase determines its effective tax rate by estimating its permanent differences resulting from differing treatment of items for financial and income tax purposes. Viskase is periodically audited by taxing authorities and considers any adjustments made as a result of the audits in computing its income tax expense. Any audit adjustments affecting permanent differences could have an impact on Viskase’s effective tax rate.
Deferred income taxes relate primarily to depreciation expense and share-based compensation programs accounted for differently for financial and income tax purposes. Changes in tax laws and rates could materially affect recorded deferred tax assets and liabilities in the future. Valuation allowances are recorded when it is more likely than not that a tax benefit will not be realized for a deferred tax asset. Changes in projected future earnings could affect Viskase’s recorded valuation allowances, if any, in the future.
Viskase records unrecognized tax benefit liabilities for known or anticipated tax issues for which the benefit is more likely than not based on its analysis of whether, and the extent to which, additional taxes will be due. However, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. To the extent Viskase prevails in matters for which unrecognized tax benefit liabilities have been established or are required to pay amounts in excess of its recorded liability, Viskase’s effective tax rate in a given financial statement period could be materially affected.
A provision for income tax of approximately $1.9 million and $14.9 million were recorded for the three and nine months ended September 30, 2025, respectively. An income tax benefit of approximately $0.7 million was recorded for the 12 months ended December 31, 2024. Viskase believes it is more likely than not that its net deferred tax assets will be realized based on the weight of positive evidence and future income except with respect to a portion of the losses in Germany and the deferred tax assets in the U.S. Viskase maintains a full valuation allowance for its Brazilian operations of approximately $7.9 million and $4.4 million for the years ended December 31, 2024 and 2023, respectively. Viskase recorded a partial valuation allowance for its U.S. operations of approximately $0.6 million and $0.3 million for the years ended December 31, 2024 and 2023, respectively. Additionally, Viskase recorded a valuation allowance against a majority of the U.S. deferred tax assets for approximately $11.5 million and a valuation allowance for $1.3 million on German deferred tax assets as of September 30, 2025. Viskase recorded a partial valuation allowance for its Poland operations of approximately $1.0 million for the year ended December 31, 2024, and did not record a valuation allowance for its Poland operations for the year ended December 31, 2023.

Results of Operations — Comparison of Three Months Ended September 30, 2025 and 2024
The following table summarizes Viskase’s annual condensed consolidated statement of operations for the periods presented (in thousands):
	Three Months Ended 30-Sep-25	Three Months Ended 30-Sep-24	Change
Net sales	$91,162	$101,504	$(10,342)
Cost of sales	85,297	85,911	(614)
Gross margin	5,865	15,593	(9,728)
Operating expenses
Selling, general and administrative	13,522	11,563	1,959
Amortization of intangibles	398	404	(6)
Asset impairment expense	—	77	(77)
Restructuring and related expense	1,009	—	1,009
Total operating expenses	14,929	12,044	2,885
(Loss) income from operations	(9,064)	3,549	(12,613)
Other income (expense):
Interest expense, net	2,948	2,860	88
Other expense (income), net	(965)	1,024	(1,989)
Total other expense, net	1,983	3,884	(1,901)
(Loss) income before income tax provision	(11,047)	(335)	(10,712)
Income tax provision	1,949	(191)	2,140
Net (loss) income	$(12,996)	$(144)	$(12,852)
Net Sales
Net sales decreased by approximately $10.3 million, or (10.2)%, to $91.2 million for the three months ended September 30, 2025, compared to $101.5 million for the three months ended September 30, 2024. The decrease in net sales was primarily driven by volume-related decreases of approximately $11.0 million, partially offset by price and mix-related increases of approximately $1.0 million.
Cost of Sales
Cost of sales decreased by approximately $0.6 million to $85.3 million for the three months ended September 30, 2025, compared to $85.9 million for the three months ended September 30, 2024. The decrease in cost of sales was primarily driven by lower volumes of product demand of approximately $3.5 million, offset by increased costs for raw materials plus manufacturing inefficiencies from waste, and lower absorption of manufacturing costs at Viskase’s manufacturing facilities totaling approximately $2.9 million.
Gross Margin
Gross margin decreased by approximately $9.7 million, or (62.4)%, to $5.9 million for the three months ended September 30, 2025, compared to $15.6 million for the three months ended September 30, 2024. The decrease in gross margin was primarily driven by volume-related decreases of approximately $7.5 million and by increased costs for raw materials plus manufacturing inefficiencies from waste, and lower absorption of manufacturing costs at Viskase’s manufacturing facilities totaling approximately $2.9 million.

Operating Expenses
Selling, General and Administrative
Selling, general and administrative expenses increased by approximately $1.9 million, or 16.9%, to $13.5 million for the three months ended September 30, 2025, compared to $11.6 million for the three months ended September 30, 2024. The increase was primarily driven by higher costs for consulting fees and approximately $1.7 million in strategic initiative costs for the three months ended September 30, 2025.
Amortization of Intangibles
Amortization of intangible assets totaled approximately $0.4 million for the three months ended September 30, 2025 and 2024 on the amortization of intangible assets recognized with acquisitions.
Restructuring and Related Expenses
Restructuring and related expense totaled approximately $1.0 million for the three months ended September 30, 2025, compared to an expense of $1.3 million for the three months ended September 30, 2024.
Income from Operations
Loss from operations totaled approximately $9.1 million for the three months ended September 30, 2025, compared to income from operations of approximately $3.5 million for the three months ended September 30, 2024. The decrease of $12.6 million in income from operations loss was primarily driven by lower volumes of product demand of approximately $7.5 million, higher costs for raw materials and manufacturing waste/efficiency expenses of approximately $2.9 million as well as lower product prices and mix. Viskase also incurred approximately $1.7 million in strategic initiative costs, which negatively impacted Viskase’s total operating income for the three months ended September 30, 2025.
Other Income (Expense):
Interest Expense, Net
Interest expense, net of interest income totaled approximately $2.9 million for the three months ended September 30, 2025 and 2024 in connection with Viskase’s term loan with its Amended Senior Credit Facility (as defined and described below).
Other (Expense) Income, Net
Other income, net totaled approximately $1.0 million for the three months ended September 30, 2025, compared to other expense, net of approximately $1.0 million for the three months ended September 30, 2024. The increase was primarily driven by foreign currency gains or losses recognized during the period.
Income Taxes:
Income Tax Provision
During the three months ended September 30, 2025, an income tax provision of approximately $1.9 million was recognized on the loss before income taxes of $11.0 million compared to an income tax benefit of approximately $0.2 million for the three months ended September 30, 2024 on loss before income taxes of $0.3 million. Our effective income tax rate was (17.6)% and 57% for the three months ended September 30, 2025 and 2024, respectively. For the three months ended September 30, 2025, the effective tax rate was lower than the statutory federal rate of 21%, for corporations, primarily due to valuation allowance established for German deferred tax assets of $1.3 million during Q3.

Results of Operations — Comparison of Nine Months Ended September 30, 2025 and 2024
The following table summarizes Viskase’s annual condensed consolidated statement of operations for the periods presented (in thousands):
	Nine Months Ended 30-Sep-25	Nine Months Ended 30-Sep-24	Change
Net sales	$282,629	$307,543	$(24,914)
Cost of sales	250,724	251,701	(977)
Gross margin	31,905	55,842	(23,937)
Operating expenses
Selling, general and administrative	38,146	34,776	3,370
Amortization of intangibles	1,148	1,208	(60)
Asset impairment expense	12,100	77	12,023
Restructuring expense	6,606	1,396	5,210
Total operating expenses	58,000	37,457	20,543
(Loss) income from operations	(26,095)	18,385	(44,480)
Other income (expense):
Interest expense, net	8,545	8,385	160
Other (income) expense, net	(2,682)	2,909	(5,591)
Total other expense, net	5,863	11,294	(5,431)
(Loss) income before income tax provision	(31,958)	7,091	(39,049)
Income tax provision	14,890	3,380	11,510
Net (loss) income	$(46,848)	$3,711	$(50,559)
Net Sales
Net sales decreased by approximately $25.0 million, or (8.1)%, to $282.6 million for the nine months ended September 30, 2025, compared to $307.5 million for the nine months ended September 30, 2024. The decrease in net sales was primarily driven by volume-related decreases of approximately $18.0 million and price-related decreases of approximately $7.0 million.
Cost of Sales
Cost of sales decreased by approximately $1.0 million to $250.7 million for the nine months ended September 30, 2025, compared to $251.7 million for the nine months ended September 30, 2024. The decrease in cost of sales was primarily driven by lower volumes of product demand totaling approximately $7.6 million, offset by increased costs for raw materials plus manufacturing inefficiencies from waste, and lower absorption of manufacturing costs at Viskase’s manufacturing facilities totaling approximately $6.6 million.
Gross Margin
Gross margin decreased by approximately $24.0 million, or (42.9)%, to $31.9 million for the nine months ended September 30, 2025, compared to $55.8 million for the nine months ended September 30, 2024. The decrease in gross margin was primarily driven by volume and price related decreases of approximately $17.4 million and unfavorable manufacturing performance of approximately $6.6 million for the nine months ended September 30, 2025.

Operating Expenses
Selling, General and Administrative
Selling, general and administrative expenses increased by approximately $3.4 million, or 9.7%, to $38.1 million for the nine months ended September 30, 2025, compared to $34.8 million for the nine months ended September 30, 2024. The increase was primarily driven by higher costs for consulting fees and approximately $3.3 million in strategic initiative costs for the three months ended September 30, 2025.
Amortization of Intangibles
Amortization of intangible assets totaled approximately $1.2 million for the nine months ended September 30, 2025 and 2024 on the amortization of intangible assets recognized with acquisitions.
Asset Impairment Expense
Asset impairment expense totaled approximately $12.1 million for the nine months ended September 30, 2025, in association with the closing of the Osceola, Arkansas facility and the removal of assets prior to the end of their useful lives.
Restructuring and related expenses
Restructuring and related expense totaled approximately $6.6 million for the nine months ended September 30, 2025, compared to $1.4 million for the nine months ended September 30, 2024.
(Loss) Income from Operations
Loss from operations totaled approximately $26.1 million for the nine months ended September 30, 2025, compared to income from operations of approximately $18.4 million for the nine months ended September 30, 2024. The decrease of $44.5 million in income from operations was primarily driven by lower volumes of product demand and lower product prices and mix as well as higher costs for raw materials and manufacturing waste/efficiency expenses of approximately $24 million. Viskase also incurred approximately $5.2 million in higher restructuring expenses, $3.2 million in special transaction costs, and approximately $12.1 million of asset impairment charges in association with the closing of the Osceola, Arkansas facility, which negatively impacted Viskase’s total operating income for the nine months ended September 30, 2025.
Other Income (Expense):
Interest Expense, Net
Interest expense, net of interest income, increased marginally by approximately $0.1 million to $8.5 million for the nine months ended September 30, 2025, compared to $8.4 million for the nine months ended September 30, 2024.
Other (Income) Expense, Net
Other income totaled approximately $2.7 million for the nine months ended September 30, 2025, compared to approximately $2.9 million of other expense for the nine months ended September 30, 2024. The decrease was primarily driven by foreign currency gains or losses recognized during the period.
Income Taxes:
Income Tax Provision
During the nine months ended September 30, 2025, an income tax provision of approximately $14.9 million was recorded on the loss before income taxes of $32.0 million compared to the income tax provision of approximately $3.4 million for the nine months ended September 30, 2024 on approximately

$7.1 million of income. Our effective income tax rate was (46.5)% and 47.6% for the nine months ended September 30, 2025 and 2024, respectively. For the nine months ended September 30, 2025, the effective tax rate was lower than the statutory federal rate of 21%, for corporations, primarily due to a valuation allowance established for US deferred tax assets during Q2, due to delays with modifications of certain operating lines in the US resulting in lower projections for the year, and the jurisdictional mix of earnings and operating losses expected for the year.
Results of Operations — Comparison of Fiscal Years Ended December 31, 2024 and 2023
	Year Ended 31-Dec-24	Year Ended 31-Dec-23	Change
Net sales	$403,775	$445,984	$(42,209)
Cost of sales	335,945	352,221	(16,276)
Gross margin	67,830	93,763	(25,933)
Operating expenses
Selling, general and administrative	48,421	52,436	(4,015)
Amortization of intangibles	1,609	1,606	3
Asset impairment expense	448	338	110
Restructuring expense	1,917	—	1,917
Total operating expenses	52,395	54,380	(1,985)
Income from operations	15,435	39,383	(23,948)
Other income (expense):
Interest expense, net	11,032	12,018	(986)
Other expense, net	10,532	10,395	137
Total other expense, net	21,564	22,413	(849)
(Loss) income before income tax provision	(6,129)	16,970	(23,099)
Income tax (benefit) provision	(670)	3,534	(4,204)
Net (loss) income	$(5,459)	$13,436	$(18,895)
Net Sales
Net sales decreased by approximately $42.2 million, or (9.5)%, to $403.8 million in 2024, compared to $446.0 million in 2023. The decrease in net sales was primarily driven by volume-related decreases of approximately $17.2 million and price-related decreases of approximately $25.0 million.
Cost of Sales
Cost of sales decreased by approximately $16.3 million, or (4.6)%, to $336.0 million in 2024, compared to $352.2 million in 2023. The decrease in cost of sales was primarily driven by lower volumes of product demand, offset by increased costs for raw materials plus manufacturing inefficiencies from waste, and lower absorption of manufacturing costs at Viskase’s manufacturing facilities totaling approximately $10.0 million.
Gross Margin
Gross margin decreased by approximately $25.9 million, or (27.7)%, to $67.8 million for the year ended December 31, 2024, compared to $93.8 million for the year ended December 31, 2023. The decrease in gross margin was primarily driven by volume and price related decreases of approximately $42.2 million, offset by decreases in cost of sales totaling approximately $16.3 million.

Operating Expenses:
Selling, General and Administrative
Selling, general and administrative expenses decreased by approximately $4.0 million, or (7.6)%, to $48.4 million in 2024, compared to $52.4 million in 2023. The decrease was primarily driven by lower costs for employee compensation plans of approximately $6.0 million.
Amortization of Intangibles
Amortization of intangible assets totaled approximately $1.6 million in 2024 and 2023 on the amortization of intangible assets recognized with acquisitions.
Asset Impairment Expense
Asset impairment charges increased by approximately $0.1 million, or 33.3%, to $0.4 million in 2024, compared to $0.3 million in 2023. The increase was primarily due to the write down of assets related to Viskase’s Swiecie, Poland plant closure.
Income from Operations
Income from operations decreased by approximately $24.0 million, or (61.2)%, to $15.4 million in 2024, compared to $39.4 million in 2023. The decrease was primarily driven by lower volumes of product demand, higher costs for raw materials and unfavorable production variances of approximately $11.0 million as well as lower product prices and mix. Viskase also incurred approximately $1.9 million in restructuring expenses to close one of its European manufacturing facilities, which negatively impacted Viskase’s total operating income for the year ended December 31, 2024.
Other Income (Expense):
Interest Expense, Net
Interest expense, net of interest income, decreased by approximately $1.0 million, or (8.3)%, to $11.0 million in 2024, compared to $12.0 million in 2023. The decrease is a result of a lower interest rate of 6.94% for 2024, compared to 7.49% in 2023, for Viskase’s term loan with its Amended Senior Credit Facility.
Other Expense, Net
Other expense increased by approximately $0.1 million, or 1.0%, to $10.5 million in 2024, compared to $10.4 million in 2023. The increase is primarily due to higher foreign currency translation loss of approximately $7.3 million in 2024, compared to a foreign currency translation gain of approximately $5.3 million in 2023, primarily offset by the higher expense of approximately $6.8 million in 2023 due to reversal of a receivable on an uncertain tax position with the benefit accounted for through the income tax provision.
Income Taxes:
Income Tax Provision
During 2024, an income tax benefit of approximately $0.7 million was recognized on the loss before income taxes of $6.2 million compared to income tax expense of approximately $3.5 million in 2023. The 2024 effective income tax rate was (10.7%) compared to 20.7% for 2023. The income tax rate benefited from the jurisdictional mix of earnings, reversal of an uncertain tax position, offset by valuation allowances on deferred tax assets in Poland of approximately $1.0 million and Brazil of approximately $4.0 million.

Results of Operations — Comparison of Fiscal Years Ended December 31, 2023 and 2022
The following table summarizes Viskase’s annual condensed consolidated statement of operations for the periods presented (in thousands):
	Year Ended 31-Dec-23	Year Ended 31-Dec-22	Change
Net sales	$445,984	$430,834	$15,150
Cost of sales	352,221	356,701	(4,480)
Gross margin	93,763	74,133	19,630
Operating expenses
Selling, general and administrative	52,436	50,283	2,153
Amortization of intangibles	1,606	1,576	30
Asset impairment expense	338	27	311
Total operating expenses	54,380	51,886	2,494
Income from operations	39,383	22,247	17,136
Other income (expense):
Interest expense, net	12,018	8,428	3,590
Other expense (income), net	10,395	4,396	5,999
Total other expense, net	22,413	12,824	9,589
Loss before income tax provision	16,970	9,423	7,547
Income tax provision	3,534	7,139	(3,605)
Net income	$13,436	$2,284	$11,152
Net Sales
Net sales increased by approximately $15.2 million, or 3.5%, to $446.0 million in 2023, compared to $430.8 million in 2022. The increase in net sales was primarily driven by approximately $40.0 million dollar increase from price and mix, and approximately $2.2 million dollar increase due to foreign currency translation, partially offset by volume-related decreases of approximately $27.0 million.
Cost of Sales
Cost of sales decreased by approximately $4.5 million, or (1.3)%, to $352.2 million in 2023, compared to $356.7 million in 2022. The decrease in cost of sales was primarily driven by lower volumes of product demand, increased costs for raw materials, manufacturing waste expenses of approximately $9.0 million and lower absorption of manufacturing costs at Viskase’s manufacturing facilities.
Gross Margin
Gross margin increased by approximately $19.6 million, or 26.5%, to $93.8 million for the year ended December 31, 2023, compared to $74.1 million for the year ended December 31, 2022. The increase in gross margin was primarily driven by price and mix-related increases of approximately $40.0 million, offset by volume related decreases of approximately $27.0 million and decreases in costs of sales totaling approximately $4.5 million.
Operating Expenses
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by approximately $2.2 million, or 4.3%, to $52.4 million in 2023, compared to $50.3 million in 2022. The increase was primarily driven by increased costs for employee compensation plans of approximately $5.0 million.

Amortization of Intangibles
Amortization of intangible assets totaled approximately $1.6 million in both 2023 and 2022 on the amortization of intangible assets recognized with acquisitions.
Asset Impairment Expense
Asset impairment charges increased by approximately $0.3 million, to $0.3 million in 2023, compared to $27,000 in 2022. The increase was primarily due to a number of assets removed from service during the year as part of normal cost improvement initiatives.
Income from Operations
Income from operations increased by approximately $17.2 million, or 77%, to $39.4 million in 2023, compared to $22.2 million in 2022. The increase was primarily driven by higher price and mix on product revenue, decreased costs for raw materials and distribution expenses, offset by manufacturing waste and inefficiencies of approximately $9.0 million.
Other Income (Expense):
Interest Expense
Interest expense, net of interest income, increased by approximately $3.6 million, or 43%, to $12.0 million in 2023, compared to $8.4 million in 2022. The increase is a result of a higher interest rate of 7.49% for 2023, compared to 6.15% in 2022, for Viskase’s term loan with its Amended Senior Credit Facility.
Other Expense
Other expenses increased by approximately $6.0 million, or 136%, to $10.4 million in 2023, compared to $4.4 million in 2022. The increase is primarily due to higher foreign currency translation gain of approximately $1.0 million in 2023, compared to a foreign currency translation loss of approximately $3.5 million in 2022, partially offset by the higher expense of approximately $6.8 million in 2023 due to reversal of a receivable on an uncertain tax position with the benefit accounted for through the income tax provision.
Income Taxes:
Income Tax Provision
During 2023, income tax expense decreased by approximately $3.6 million, or (50)%, to $3.5 million in 2023, compared to $7.1 million in 2022. The decrease was due to the 2023 effective income tax rate being 20.7% compared to 75.8% for 2022. The income tax rate also benefited from the reversal of an uncertain tax position in 2023 of approximately $6.8 million.
Liquidity and Capital Resources
Sources and Uses of Cash
Viskase’s primary sources of liquidity are net cash provided by operating activities and available borrowing capacity under its Amended Senior Credit Facility and Foreign Lines of Credit (as further discussed and defined below). As of September 30, 2025, Viskase had approximately $7.7 million of cash and cash equivalents. As of December 31, 2024, Viskase had approximately $5.7 million of cash and cash equivalents and approximately $5.0 million of unused borrowing capacity under the Amended Senior Credit Facility, net of letters of credit.
Currently, Viskase’s primary uses of cash are for operations, capital expenditures, acquisitions, and debt service. Viskase believes that net cash generated from operating activities, cash on hand, available borrowings under its Amended Senior Credit Facility and available capital through access to capital markets will be adequate to meet Viskase’s liquidity and capital requirements, including payments of any declared common stock dividends, for the foreseeable future. As Viskase’s debt or credit facilities become due, Viskase will need to repay, extend or replace such facilities. Viskase’s ability to do so will be subject to future economic conditions and financial, business, and other factors, many of which are beyond Viskase’s control.
Going Concern
The assessment of liquidity and going concern requires Viskase to make judgments about its ability to meet its obligations as they fall due for at least one year after the date that its condensed consolidated financial statements for the three months ended and nine months ended September 30, 2025 are issued.
Viskase’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The ability of Viskase to continue as a going concern is dependent on Viskase obtaining adequate refinancing of its Senior Credit Facility before its maturity in August 2026.
Viskase fully expects the refinancing will be completed after completion of the Merger, but before the maturity of the Senior Credit Facility. However, there is no assurance that Viskase will be able to obtain sufficient additional funds to refinance these maturities occurring within 12 months of the date of the issuance of its financials or that such funds, if available, will be obtainable on terms satisfactory to Viskase, and therefore substantial doubt exists about Viskase’s ability to continue as a going concern.
The condensed consolidated financial statements do not include any adjustments that might result from Viskase being unable to continue as a going concern.
Cash Flows — Comparison of Nine Months Ended September 30, 2025 and 2024
The following table summarizes Viskase’s cash flows for the periods presented (in thousands):
	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Net cash provided by operating activities	$12,491	$325
Net cash used in investing activities	(25,590)	(9,742)
Net cash provided by financing activities	14,774	8,063
Foreign currency translation	315	(260)
Net increase (decrease) in cash and cash equivalents	$1,990	$(1,614)
Net Cash Provided by Operating Activities
Viskase’s operating cash flow is primarily driven by Viskase’s earnings and changes in operating assets and liabilities, such as accounts receivable, inventories, accounts payable and other accrued liabilities, as well as other factors described below. Cash requirements for operating activities are subject to Viskase’s operating needs and the timing of collection of receivables and payments of payables and expenses.
For the nine months ended September 30, 2025, net cash provided by operating activities was approximately $12.5 million, compared to approximately $0.3 million for the nine months ended September 30, 2024. The increase in generated cash was primarily attributable to decrease in inventory and other current assets as well as increase in accounts payable during the nine months ended September 30, 2025. The decrease in inventories and other current assets was primarily due to volume and market demand. The decrease in accounts payable was primarily due to the timing and payments of vendors.
Net Cash Used in Investing Activities
For the nine months ended September 30, 2025, net cash used in investing activities was approximately $25.6 million, compared to $9.7 million for the nine months ended September 30, 2024, an increase of

$15.9 million. The change in cash used in investing activities was primarily due to an increase in capital expenditures relating to Viskase’s manufacturing facilities and production equipment.
Net Cash Provided by Financing Activities
For the nine months ended September 30, 2025, net cash provided by financing activities was approximately $14.8 million, compared to $8.1 million for the nine months ended September 30, 2024, an increase of $6.7 million. The change in cash provided by financing activities during the year was primarily due to proceeds of $20 million from private placement of Viskase’s common stock and additional borrowing of $4.8 million from our amended credit facility, partially offset by repayment of our short term-debt in the amount of $9.4 million.
Cash Flows — Comparison of Fiscal Years Ended December 31, 2024 and 2023
The following table summarizes Viskase’s cash flows for the periods presented (in thousands):
	Year Ended December 31, 2024	Year Ended December 31, 2023
Net cash provided by operating activities	$3,369	$44,165
Net cash used in investing activities	(15,279)	(14,460)
Net cash provided by (used in) financing activities	10,250	(29,292)
Foreign currency translation	(498)	(1,334)
Net decrease in cash and cash equivalents	$(2,158)	$(921)
Net Cash Provided by Operating Activities
Viskase’s operating cash flow is primarily driven by Viskase’s earnings and changes in operating assets and liabilities, such as accounts receivable, inventories, accounts payable and other accrued liabilities, as well as other factors described below. Cash requirements for operating activities are subject to Viskase’s operating needs and the timing of collection of receivables and payments of payables and expenses.
During 2024, net cash provided by operating activities was approximately $3.4 million, compared to $44.2 million for 2023, a decrease of $40.8 million or 92%. The decrease was primarily attributable to a net loss of approximately $5.5 million due to lower sales, and a decrease in gross margin, partially offset by positive non-cash adjustments of approximately $25.7 million and negative changes in operating assets and liabilities of approximately $16.9 million. Non-cash adjustments consisted of approximately $23.7 million of depreciation and amortization expense related to Viskase’s global manufacturing facilities and associated machinery and equipment for the year ended December 31, 2024. Net cash provided by changes in Viskase’s operating activities consisted of approximately a $11.9 million decrease in receivables, a $5.2 million increase in other current assets, offset by approximately a $8.0 million decrease in accounts payable, $16.0 million decrease in accrued liabilities and $4.7 million decrease in other assets. The increase in other current assets was primarily due to advances to suppliers and increased prepaid expenses. The decrease in receivables was primarily due to volume and price mix. The decreases in accounts payable, accrued liabilities, and other assets was primarily due to lower purchasing volume, accelerated payments to suppliers, and accruals that were settled during the year ended December 31, 2024.
Net Cash Used in Investing Activities
For the year ended December 31, 2024, net cash used in investing activities was approximately $15.3 million, compared to $14.5 million for 2023, an increase of $0.8 million or 6%. The change in cash used in investing activities during the year was primarily due to an increase in capital expenditures relating to Viskase’s manufacturing facilities and production equipment.
Net Cash Provided by Financing Activities
For the year ended December 31, 2024, net cash provided by financing activities was approximately $10.3 million, compared to $29.3 million of cash used in financing activities during 2023, an increase of

$39.6 million. The change in cash provided by financing activities during the year was primarily due to repayment of long-term debt, offset by proceeds received from entering into a short-term loan with the Amended Senior Credit Facility.
Cash Flows — Comparison of Fiscal Years Ended December 31, 2023 and 2022
The following table summarizes Viskase’s cash flows for the periods presented (in thousands):
	Year Ended December 31, 2023	Year Ended December 31, 2022
Net cash provided by operating activities	$44,165	$10,379
Net cash used in investing activities	(14,460)	(22,187)
Net cash (used in) provided by financing activities	(29,292)	6,194
Foreign currency translation	(1,334)	4,521
Net decrease in cash and cash equivalents	(921)	$(1,093)
Net Cash Provided by Operating Activities
Viskase’s operating cash flow is primarily driven by Viskase’s earnings and changes in operating assets and liabilities, such as accounts receivable, inventories, accounts payable and other accrued liabilities, as well as other factors described below. Cash requirements for operating activities are subject to Viskase’s operating needs and the timing of collection of receivables and payments of payables and expenses.
During 2023, net cash provided by operating activities was approximately $44.2 million, compared to $10.4 million for 2022, an increase of $33.8 million. The increase was primarily attributable to an increase in net income of approximately $11.2 million, as well as positive non-cash adjustments of approximately $29.6 million and positive changes in operating assets and liabilities of approximately $1.2 million. Non-cash adjustments primarily consisted of approximately $25.2 million of depreciation and amortization expense related to Viskase’s global manufacturing facilities and associated machinery and equipment for the year ended December 31, 2023. Viskase also had a project that was fully depreciated during 2023 that contributed to the increase in overall depreciation and amortization expense for the year ended December 31, 2023. Net cash provided by changes in Viskase’s operating activities consisted of approximately a $5.9 million increase in inventories, a $1.1 million increase in other current assets, and a $6.5 million increase in accrued liabilities. The increase in inventories, and other current assets was primarily due to volume and market demand. The increase in accrued liabilities was primarily due to the timing and payments of vendors, as well as the overall increase in Viskase’s business activities during the year ended December 31, 2023.
Net Cash Used in Investing Activities
For the year ended December 31, 2023, net cash used in investing activities was approximately $14.5 million, compared to $22.2 million for 2022, a decrease of $7.7 million. The change in cash used in investing activities during the year was primarily due to a decrease in capital expenditures relating to Viskase’s manufacturing facilities and production equipment.
Net Cash Used in Financing Activities
For the year ended December 31, 2023, net cash used in financing activities was approximately $29.3 million, compared to $6.2 million of cash provided by financing activities during 2022, an increase of $35.5 million. The change in cash used in financing activities during the year was primarily due to repayment of long-term debt, partially offset by proceeds received from entering into a short-term loan with the Amended Senior Credit Facility.
Future Funding Requirements
In order for Viskase to meet its ongoing debt obligations, which include the repayment of Viskase’s Amended Senior Credit Facility that is due for repayment within the next 12 months, Viskase must successfully amend and/or refinance the Amended Senior Credit Facility, or obtain sufficient additional funds to repay borrowings under the Amended Senior Credit Facility, before its scheduled maturity in August 2026. Viskase intends to adequately amend and/or refinance the Amended Senior Credit Facility, or obtain sufficient additional funds to repay borrowings under the Amended Senior Credit Facility, after completion of the Merger but before the scheduled maturity of the Amended Senior Credit Facility to continue as a going concern. However, there is no assurance that Viskase will be able to adequately amend and/or refinance the Amended Senior Credit Facility, or obtain sufficient additional funds to repay borrowings under the Amended Senior Credit Facility, or that such funds, if available, will be obtainable on terms satisfactory to Viskase. The existence of this event indicates that there is substantial doubt on Viskase’s ability to continue as a going concern.
Viskase’s future capital requirements will depend on many factors, including its pace of new and existing customer growth, its investments in innovation, its investments in acquisitions, partnerships and unexplored channels and the potential costs associated with future expansion of its production capacity. As of September 30, 2025 and December 31, 2024, future minimum lease payments under non-cancelable operating leases totaled approximately $21.9 million and $21.7 million, respectively.
Contractual Obligations and Other Commitments
Amended Senior Credit Facility
On October 9, 2020, Viskase entered into a Credit Agreement (the “Credit Agreement”) with the various lenders named therein and Bank of America, N.A., as administrative agent for the lenders (the “Administrative Agent”), providing for a $150.0 million term loan and a $30.0 million revolving credit facility (the “Revolving Credit Facility” and together with the term loan, the “Senior Credit Facility”) as amended by the First Amendment to Credit Agreement dated as of August 13, 2021, the Second Amendment to Credit Agreement dated as of August 10, 2022 and as further amended by the Limited Waiver and Third Amendment to Credit Agreement dated as of February 14, 2025 (the “Third Amendment”, and as further amended by the Fourth Amendment to Credit Agreement dated as of July 25, 2025, as described below, collectively known as the “Amended Senior Credit Facility”).
The Second Amendment to the Credit Agreement increased the commitment of the Credit Agreement to $37.0 million and transitioned term loans on September 30, 2022 and revolving loans on August 30,2022 from LIBOR Loans to SOFR Loans.
The Third Amendment includes a waiver on covenants for the year ended December 31, 2024, and a relief period for year 2025 (the “Covenant Relief Period”). During the Covenant Relief Period, the consolidated leverage ratio will be increased to 4.00X through December 31, 2025. The consolidated fixed charge coverage ratio will be modified to include only maintenance capital expenditures and a year-to-date build basis for quarter end calculation. On December 31, 2025, the consolidated fixed charge coverage ratio will return to an LTM basis. During the Covenant Relief Period, restricted payments, permitted acquisitions and other investments as defined by the Credit Agreement are not allowed and the accordion feature of the credit facility, which allowed for an increase in borrowings under the facility has been suspended.
The Fourth Amendment requires Viskase to repay 10% of scheduled amortization payments suspended through maturity after mandatory prepayment from financing raised as part of the merger reorganization. Viskase is required to pay $15.0 million in repayments for its term loan administered by its Amended Senior Credit Facility if the merger closes by December 31, 2025, and is required to pay $11.3 million if the merger closes after December 31, 2025.
The Fourth and Fifth Amendment allow the Company to include equity infusions through private placements into the calculation of LTM EBITDA for covenant purposes.
The interest rates per annum applicable to the Amended Senior Credit Facility (other than in respect of swingline loans) will be SOFR, but in any event, not less than 0.00%, plus the Applicable Rate (as defined below), or, for U.S. dollar denominated loans only, made to Viskase at the option of Viskase, the Base Rate, defined as the highest of: (a) the Federal Funds Rate plus one-half percent (0.50%); (b) the Bank of America prime rate; and (c) the one month SOFR (adjusted daily) plus one percent (1.00%), but in any case not less than 1.00%, plus the Applicable Rate. “Applicable Rate” means, with respect to the Amended Senior Credit Facility, a percentage per annum to be determined in accordance with the applicable pricing grid set forth in the Viskase Credit Agreement based upon Viskase’s Consolidated Coverage Ratio as reflected in a quarterly Compliance Certificate. Each swingline loan shall bear interest at the Base Rate plus the Applicable Rate for Base Rate loans under the new revolving credit facility. As of September 30, 2025 and December 31, 2024, Viskase’s interest rate was 7.40% and 6.94%, respectively.
The Amended Senior Credit Facility requires Viskase to repay principal of the new term loan at the rate of 5% of the original principal balance during each of the first two years, 7.5% during the third and fourth years and 10% of the original principal balance during the fifth year. The maturity date on the Amended Senior Credit Facility is August 13, 2026. Viskase may prepay the Amended Senior Credit Facility, in whole or in part, at any time without premium or penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings and foreign currency borrowings bearing interest at a rate other than LIBOR. Each such prepayment of the New Term Facility shall be applied as directed by Viskase. The unutilized portion of the commitments under the Amended Senior Credit Facility may be irrevocably reduced or terminated by Viskase at any time without penalty.
The Amended Senior Credit Facility is guaranteed by each existing and future direct and indirect wholly owned material domestic Restricted Subsidiary and foreign Restricted Subsidiary of Viskase (other than any Brazilian subsidiary). The Amended Senior Credit Facility is secured by substantially all assets of Viskase and its material domestic Restricted Subsidiaries, with the exception of real property.
The Amended Senior Credit Facility contains various covenants which restrict Viskase’s ability to, among other things, incur indebtedness, create liens on Viskase’s assets, make investments, enter into merger, consolidation or acquisition transactions, dispose of assets (other than in the ordinary course of business), make certain restricted payments, enter into sale and leaseback transactions and transactions with affiliates, in each case subject to permitted exceptions. The Amended Senior Credit Facility also requires that Viskase comply with certain financial covenants, including meeting a consolidated leverage ratio and consolidated fixed charge coverage ratio. Viskase was not in compliance with the consolidated leverage ratio and consolidated fixed charge coverage ratio for the period ending September 30, 2025. The noncompliance constituted an event of default that, absent a waiver, could have resulted in the debt becoming callable by the lender and reclassified as a current liability in accordance with ASC 470-10-45. Subsequent to the balance sheet date in October 2025, but prior to the issuance of the financial statements, Viskase entered into the Fifth Amendment to Credit Agreement. Among other provisions, the amendment included a waiver of the covenant violations existing as of September 30, 2025, and modified certain covenant terms going forward. Viskase is in compliance with the amended covenants as of the date the financial statements were issued. Viskase received a waiver of covenants as of December 31, 2024.
Foreign Lines of Credit
In its foreign operations, Viskase has entered into unsecured lines of credit with various banks providing approximately $12 million of availability. There were borrowings of $11.6 million under the lines of credit as of September 30, 2025, and approximately $9.9 million under the lines of credit as of December 31, 2024. As of September 30, 2025 and December 31, 2024, Viskase’s interest rates were 4.32% and 4.81%, respectively.
Operating Leases
Viskase has operating leases primarily for real estate, equipment, and vehicles. Viskase’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Right-of-use assets and related lease liabilities are recorded on the balance sheet for leases with an initial term in excess of 12 months.
See Note 10, “Commitments and Contingencies”, to our interim unaudited condensed consolidated financial statements and Note 6, “Leases”, to our audited consolidated financial statements, respectively, included elsewhere in this prospectus for additional information on our operating leases.

Critical Accounting Estimates
Our accounting estimates discussed below are important to the presentation of our results of operations and financial condition and require the application of judgment by our management in determining the appropriate assumptions and estimates. These assumptions and estimates are based on our previous experience, trends in the industry, the terms of existing contracts and information available from other outside sources and factors. Adjustments to our financial statements are recorded when our actual experience differs from the expected experience underlying these assumptions. These adjustments could be material if our experience is significantly different from our assumptions and estimates. Below are those policies applied in preparing our financial statements that management believes are the most dependent on the application of estimates and assumptions.
Pensions
Viskase accounts for defined benefit pension plans in accordance with Accounting Standards Codification 715, Compensation — Retirement Benefits. The calculation of pension expense and pension liabilities requires decisions about a number of key assumptions that can significantly affect expense and liability amounts, including discount rates, expected return on plan assets, expected rate of compensation increases, longevity and service lives of participants, expected contributions, and other factors.
Viskase recognizes the funded status of its pension plans on its consolidated Balance Sheet and recognizes the actuarial and experienced gains and losses and the prior service costs and credits as a component of “accumulated other comprehensive loss” in its consolidated statements of stockholders’ equity. Actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense in future periods. As of September 30, 2025 and December 31, 2024, Viskase had approximately $19.6 million and $20.9 million of actuarial losses and prior service costs, net of tax, recorded in “accumulated other comprehensive loss” on its consolidated balance sheet. Accumulated losses in excess of 10% of the greater of the projected benefit obligation or the market-related value of assets will be recognized on a straight-line basis over the average remaining service period of active employees in the plans and over the average remaining lifetime of inactive participants of the plan, to the extent that losses are not offset by gains in subsequent years. While Viskase believes that the assumptions used to measure its pension obligations are reasonable, differences in actual experience or changes in assumptions may materially affect its pension obligations and future expense.
Viskase believes that the accounting estimate related to pensions is a critical accounting estimate because it is highly susceptible to change from period to period. As discussed above, the future effects of pension plans on Viskase’s financial position and results of operations will depend on economic conditions, employee demographics, mortality rates, retirement rates, investment performance, and funding decisions, among other factors. The following tables present selected assumptions used and expected to be used in the measurement of pension expense for Viskase’s U.S. pension plans in the following periods (in thousands):
	Three Months Ended, September 30, 2025	Three Months Ended, September 30, 2024
Pension expense	$273	$250
Assumptions
Discount rate	5.70%	5.70%
Expected rate of return on plan assets	5.65%	6.00%
	Nine Months Ended, September 30, 2025	Nine Months Ended, September 30, 2024
Pension expense	$818	$742
Assumptions
Discount rate	5.70%	5.70%
Expected rate of return on plan assets	5.65%	6.00%

	Year Ended 2024	Year Ended 2023	Year Ended 2022
Pension expense	$3,099	$2,236	$75
Assumptions
Discount rate	5.70%	5.48%	5.55%
Expected rate of return on plan assets	6.00%	6.00%	5.00%
Expected rate of return on plan assets:   The required use of the expected long-term rate of return on plan assets may result in recognized returns that are greater or less than the actual returns on those plan assets in any given year. Over time, however, the expected long-term rate of return on plan assets is designed to approximate actual earned long-term returns. Viskase uses long-term historical actual return information, the mix of investments that comprise plan assets, and future estimates of long-term investment returns by reference to external sources to develop an assumption of the expected long-term rate of return on plan assets. The expected long-term rate of return is used to calculate net periodic pension cost. In determining its pension obligations, Viskase is using a long-term rate of return on U.S. plan assets of 6.00% for fiscal years ended December 31, 2024 and 2023; and a rate of 5.00% for fiscal year ended December 31, 2022. Viskase is using a long-term rate of return on U.S. plan assets of 5.65% for the three and nine months ended September 30, 2025.
Discount rate:   The discount rate is used to calculate future pension and post-retirement obligations. Viskase is using a Mercer Bond yield curve in determining its pension obligations. Viskase is using a discount rate of 5.70% for fiscal year ended December 31, 2024, 5.48% for fiscal year ended December 31, 2023, and 5.55% for fiscal year ended December 31, 2022. Viskase is using a discount rate of 5.70% for the three and nine months ended September 30, 2025.
For more information related to Viskase’s pension benefit plans, see Note 7, Retirement Plans, within Viskase’s Q3 2025 Financial Statements and Notes and within Viskase’s FY 2024 Financial Statements and Notes.
Income Taxes
Viskase determines its effective tax rate by estimating its permanent differences resulting from differing treatment of items for financial and income tax purposes. Viskase is periodically audited by taxing authorities and considers any adjustments made as a result of the audits in computing its income tax expense. Any audit adjustments affecting permanent differences could have an impact on Viskase’s effective tax rate.
Deferred income taxes relate primarily to depreciation expense and share-based compensation programs accounted for differently for financial and income tax purposes. Changes in tax laws and rates could materially affect recorded deferred tax assets and liabilities in the future. Valuation allowances are recorded when it is more likely than not that a tax benefit will not be realized for a deferred tax asset. Changes in projected future earnings could affect Viskase’s recorded valuation allowances, if any, in the future.
Viskase records unrecognized tax benefit liabilities for known or anticipated tax issues for which the benefit is more likely than not based on its analysis of whether, and the extent to which, additional taxes will be due. However, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. To the extent Viskase prevails in matters for which unrecognized tax benefit liabilities have been established or are required to pay amounts in excess of Viskase’s recorded liability, Viskase’s effective tax rate in a given financial statement period could be materially affected.
Recent Accounting Pronouncements
See Note 1, “Summary of significant accounting policies”, to our interim unaudited condensed consolidated financial statements and audited consolidated financial statements, respectively, included elsewhere in this prospectus for a description of recent accounting pronouncements, if any, including the expected dates of adoption and the anticipated impact on our unaudited condensed consolidated and audited consolidated financial statements.

Off-Balance Sheet Arrangements
As of September 30, 2025, Viskase did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on its current and future financial condition, results of operations, liquidity, capital expenditures or capital resources.

VISKASE QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Viskase is subject to interest rate risk in connection with the Amended Senior Credit Facility, or the Senior Credit Facility. See the section titled “— Liquidity and Capital Resources — Amended Senior Credit Facility” in this prospectus/consent solicitation statement for further information related to the Amended Senior Credit Facility. Viskase monitors its cost of borrowings, taking into account its funding requirements, and expectations for short-term rates in the future. A hypothetical 10% change in the interest rates of Viskase’s outstanding debt would not have a material effect on its results of operations or financial condition for the three and nine months ended September 30, 2025. Viskase does not currently hedge certain exposure to changes in interest rates.
Foreign Currency Risk
Viskase’s international sales are primarily denominated in foreign currencies and any unfavorable movement in the exchange rate between U.S. dollars and the currencies in which Viskase conducts sales in foreign countries could have an adverse impact on Viskase’s revenue. A portion of Viskase’s operating expenses is incurred outside the United States and are denominated in foreign currencies, which are also subject to fluctuations due to changes in foreign currency exchange rates. While Viskase is not currently contractually obligated to pay increased costs due to changes in exchange rates, to the extent that exchange rates move unfavorably for Viskase’s suppliers, the suppliers may seek to pass these additional costs on to Viskase, which could have a material impact on Viskase’s gross margins. Viskase’s operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. Viskase does not currently hedge certain exposures to fluctuations in foreign currency exchange rates.
Inflation Risk
Viskase’s results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, Viskase believes the effects of inflation, if any, on its business, results of operations, financial condition or financial statements have been immaterial. Viskase cannot assure you that its business will not be affected in the future by inflation.

CERTAIN RELATIONSHIPS BETWEEN ENZON AND VISKASE
As of [•], 2026, IEH — through its control of the IEH Parties — Beneficially Owns approximately (i) [48.6]% of the issued and outstanding shares of Enzon Common Stock, (ii) [98.2]% of the issued and outstanding shares of Enzon Series C Preferred Stock and (iii) [91.76]% of the issued and outstanding shares of Viskase Common Stock. Upon completion of the Merger, Enzon expects that the IEH Parties will hold a substantial majority of the voting power of the Combined Company. Following the Merger, it is expected that the IEH Parties will Beneficially Own approximately from [•]% to [•]% of the outstanding shares of the Combined Company Common Stock, depending on the amount of Enzon Series C Preferred Stock that is exchanged for shares of Enzon Common Stock. Mr. Icahn is the controlling stockholder and chairman of the board of the general partner of IEH. Because of their substantial ownership and voting power, Mr. Icahn and the IEH Parties may exert significant influence over the management and strategic direction of the Combined Company, including, but not limited to, (i) the declaration of any future dividends, (ii) the ability to control the election, removal or replacement of any one or more members of the board of directors of the Combined Company, (iii) the voting on decisions relating to fundamental corporate actions, consolidations or sales or all or substantially all of the Combined Company’s assets and (iv) the ability to control the approval of various transactions. This concentration of ownership may also discourage or prevent a third party from seeking to acquire control of the Combined Company, even if such a transaction might be beneficial to other stockholders. As a result, the interests of Mr. Icahn and the IEH Parties may not always align with the interests of the Combined Company or its other stockholders.
Given the significant ownership of the IEH Parties in both Enzon and Viskase, and the potential for conflicts of interest, (i) the Enzon Board established the Enzon Special Committee of independent and disinterested directors and (ii) the Viskase Board established the Viskase Special Committee of independent and disinterested directors, in each case to, among other things, analyze, evaluate and oversee a potential transaction with the other party. Each member of the Enzon Special Committee and the Viskase Special Committee, as applicable, satisfied the applicable criteria for (A) determining director independence from Enzon stockholders and Viskase stockholders, as applicable, under the listing standards of the DGCL and (B) being a “disinterested director” (as defined in Section 144(e)(4) of the DGCL).
The Enzon Board has adopted a formal written policy that Enzon will not enter into any “related party transaction” (defined consistent with Item 404 of Regulation S-K under the Exchange Act) unless the Finance and Audit Committee of Enzon or a comparable committee of disinterested directors of Enzon approves such transaction. No member of the Finance and Audit Committee or comparable committee of Enzon shall participate in the review or approval of any related party transaction or any material amendment thereto where that member is a related party in that transaction. In reviewing and approving any related party transaction or any material amendment thereto, the Finance and Audit Committee or comparable committee of Enzon shall satisfy itself that it has been fully informed as to the related party’s relationship and interest and as to the material facts of the proposed related party transaction or material amendment, and shall determine that the related party transaction or material amendment thereto is fair to Enzon. As previously disclosed, in January 2025, the Enzon Board formed the Enzon Special Committee and delegated full authority to the Enzon Special Committee to consider, negotiate and vote upon the Merger Agreement, as well as any strategic alternatives that may be put forth with regard to the Merger Agreement. The Enzon Special Committee is comprised of Messrs. Randolph C. Read and Stephen T. Wills. Please see the section titled “The Merger — Background of the Merger” in this prospectus/consent solicitation statement for further information regarding the background of the Merger.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY
As of the Effective Time, the board of directors of the Combined Company will consist of two current Enzon directors, Jordan Bleznick and Randolph C. Read, together with [•]. Each such director will hold office until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the Enzon Organizational Documents and applicable law. As of the Effective Time, the officers of Viskase immediately prior to the Effective Time shall be the officers of the Combined Company until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the Enzon Organizational Documents and applicable law.
The following Persons are expected to be elected or appointed to serve as executive officers and directors following the Merger.
Information regarding the executive officers and directors that are expected to serve as of the Effective Time is set forth below:
Name	Age	Position(s)
Thomas D. Davis	70	President, Chief Executive Officer
Michael Blecic	57	Chief Accounting Officer
Jordan Bleznick	70	Director
Randolph C. Read	73	Director
Armando Herrera Jr.	48	Vice President of Global Human Resources
Joseph D. King	58	Senior Vice President, General Counsel & Secretary
Joseph Marigliano	63	Vice President of Business Management
John Plescia	63	Vice President, General Manager, Americas
Mackenzie Stender	40	Interim Chief Financial Officer
Jan Stevens	64	Vice President of Quality and Technology
Robert Schouten	48	Vice President and General Manager, EMEA and Asia
Executive Officers
Thomas D. Davis, age 70, has served as the President and Chief Executive Officer of Viskase since December 2025. Prior to joining Viskase, Mr. Davis served as the President of North America at Kalle GmbH, a manufacturer of casings and nets for food packaging and technical applications, from July 2020 to July 2025. Prior to joining Kalle, Mr. Davis served as President and Chief Executive Officer of Viskase from 2007 to 2019 and also as Chairman from 2012 until 2019. Before joining Viskase in 2007, Mr. Davis served as President and Chief Executive Officer of Specialty Foods Group, Inc., a producer of premium meat products (January 2000 to December 2006). He also served in various executive positions with Smithfield Foods, Inc. (December 1996 to December 1999), and in various operational and financial roles with John Morrell & Company from 1980 until it was acquired by Smithfield Foods in 1995. Mr. Davis also served on the Board of Directors of Welbilt, Inc. from 2018 until 2019, which is partially owned indirectly by Carl C. Icahn. Mr. Davis holds a B.S. in Chemistry from The State University of New York at Plattsburgh and an M.B.A. from Benedictine University.
Michael Blecic, age 57, has served as the Chief Accounting Officer of Viskase since February 2013. Mr. Blecic joined Viskase in 1995 and has served in numerous positions over his tenure with Viskase. From 2019 to 2023, Mr. Blecic served as the chief financial officer of Viskase and as the director of accounting for Viskase from 2005 to 2013. Mr. Blecic received a BA from the University of Illinois, Chicago.
Armando Herrera Jr., age 48, has been the Vice President of Global Human Resources of Viskase since April 2024. Mr. Herrera has over 25 years of human resources experience with 15 of those years serving in related leadership roles including, but not limited to, Head of Human Resources from April 2021 to March 2024 at Smithfield Foods, a global processor of protein, Senior Director of Human Resources from November 2018 to October 2020 at Voyant Beauty, an integrated network of innovation and contract manufacturing capabilities for beauty and personal care products, and Director of Human Resources from August 2017 to November 2018 at Sloan Valve Company, a manufacturer of water-efficient solutions for commercial and residential buildings. He received a BA from Robert Morris University and a Masters Degree in Human Resource Management from DeVry University.
Joseph D. King, age 58, has been the Senior Vice President, General Counsel and Secretary of Viskase since May 2022. From 2004 to 2022, Mr. King was the Vice President, General Counsel and Secretary of PSC Metals, Inc., a scrap metal processor that provides services to both generators and consumers of scrap with 14 facilities located in the U.S. and Canada. PSC Metals was a Subsidiary of Icahn Enterprises, LP until it was acquired by SA Recycling LLC in December 2021. He received his BA from The Ohio State University and a JD from Cleveland-Marshall College of Law.
Joseph Marigliano, age 63, has served as the Vice President of Business Management at Viskase since March 2025. Before his time at Viskase, Mr. Marigliano was the Director of Pricing Analytics at Justrite Safety Group, a global manufacturer and supplier of safety products which simplify workplace safety and regulatory compliance, from March 2022 to March 2025, and the Head of Global Pricing at Stanley Black and Decker (NYSE:SWK), a manufacturer of end-user inspired power tools, hand tools, storage, digital jobsite solutions, outdoor and lifestyle products, and engineered fasteners to support the world’s builders, tradespeople and DIYers, from March 2015 to December 2021. Mr. Marigliano received a Bachelor of Science degree from the United States Military Academy at West Point, a Master’s Degree in Operations Research from Stanford University, and an MBA from Temple University.
John Plescia, CPA, age 63, has served as the Vice President, General Manager, Americas for Viskase since rejoining Viskase in December 2025. Prior to rejoining Viskase, Mr. Plescia was the Vice President of Finance and Operations at Prairie City Bakery, wholly owned subsidiary of Mckee Foods, from 2018 to 2024. Prairie City Bakery is a national frozen baked goods supplier to convenient retailers and foodservice operators. From 2006 to 2017 at Viskase, Mr. Plescia held positions as Chief Financial Officer (2012 – 2017) and Flobal Finance Director (2006 – 2012). Mr. Plescia previously spent 24 years at Sara Lee Corporation in Finance, Operations, and Commercial leadership roles. Mr. Plescia received a Bachelor of Science in Accountancy from Northern Illinois University and MBA from Lake Forest Graduate School of Management.
Mackenzie Stender, age 40, was appointed to serve as Viskase’s Interim Chief Financial Officer on November 1, 2025 through Silverman Consulting, Inc. In 2025, Mr. Stender joined Silverman Consulting, Inc., bringing 17 years of finance and executive leadership experience to support clients across financial, operational, and advisory functions. From July 2024 to April 2025, he served as chief financial officer of Homewerks Worldwide LLC, a global home-goods distributor backed by H.I.G. Capital, overseeing financial operations. From February 2019 to May 2024, he held progressive leadership roles at Iceberg Enterprises LLC, a family-owned office products and contract blow-mold manufacturer and distributor. His responsibilities at Iceberg Enterprises LLC expanded over time, serving as Director of Finance and Controller (2019), Chief Financial Officer (2020 – 2023), President and Chief Operating Officer (2023), and ultimately Chief Executive Officer (2023 – 2024). From October 2014 to February 2019, he worked in the transaction advisory practice at FGMK, advising clients on buy- and sell-side transactions across manufacturing, industrial, CPG, health care, and consumer sectors. Earlier, he was a derivatives trader with proprietary firms in Chicago from 2008 to 2012, and from 2013 to 2014 he worked in PricewaterhouseCoopers’ audit practice serving clients in private equity, health care, mutual funds, and real estate. Mr. Stender is a Certified Public Accountant and holds a Bachelor of Science in Business with a concentration in Finance from the University of Colorado.
Jan Stevens, age 64, has served as the Vice President of Quality and Technology at Viskase since July 2024. From 2020 to 2024, Mr. Stevens served as the Global Vice President of Quality and Technology at Voyant Beauty, an integrated network of innovation and contract manufacturing capabilities for beauty and personal care products. Prior to that, Mr. Stevens served as the Vice President of Quality and Regulatory at KIK Custom Products, a private label manufacturer of consumer products, including those in the household, pool, and auto categories, from 2018 to 2020. Mr. Stevens received a Doctor of Pharmacy degree from the University of Ghent in Belgium.

Robert Schouten, age 48, has served as Viskase GmbH’s Vice President and General manager for EMEA and Asia since September 2025. Mr. Schouten has over 20 years of experience in the natural casings industry, having held senior leadership roles in purchasing, sales and business development. Before joining Viskase, from May 2002 to June 2025, he served as Managing Director for North America and as global Chief Commercial Officer at Van Hessen B.V., a producter and distributor of natural casings and meat products. Mr. Schouten holds a Master of Science in Business Administration from the University of Groningen in the Netherlands.
Board of Directors
As noted above, as of the Effective Time, the board of directors of the Combined Company will consist of two current Enzon directors, Jordan Bleznick and Randolph C. Read, together with [•].
Jordan Bleznick, age 70, has been a director of Enzon since August 2020. From April 2002 through his retirement in April 2023, Mr. Bleznick was the Vice President/Taxes of Starfire Holding Corporation, a privately held holding company controlled by Carl C. Icahn. From April 2002 through his retirement in April 2023, Mr. Bleznick was the Chief Tax Counsel for various Affiliates of Mr. Icahn. From March 2023 until October 2025, Mr. Bleznick was a director and Chairman of the Board, and member of the compensation committee, of the general partner of CVR Partners, LP, a nitrogen fertilizer company controlled by Mr. Icahn. From April 2021 until April 2023, Mr. Bleznick was a director for various other Affiliates of Mr. Icahn, including American Entertainment Properties Corp., which is the primary operating Subsidiary of Icahn Enterprises L.P. From March 2000 through March 2002, Mr. Bleznick was a partner in the New York City office of the law firm DLA Piper. From March 1984 until February 2000, Mr. Bleznick was an associate and then a partner in the New York City law firm Gordon Altman Weitzen Shalov and Wein. Mr. Bleznick received a B.A. in Economics from the University of Cincinnati, a J.D. from The Ohio State University College of Law and an L.L.M. in Taxation from the New York University School of Law. Mr. Bleznick’s qualifications to serve as a director include his significant experience in tax law, executive management and corporate governance.
Randolph C. Read, age 73, has been a director of Enzon since August 2020, and since that time has served as Enzon’s Chairman of the Board and Chairman of the Finance and Audit Committee. Mr. Read has been President and Chief Executive Officer of Nevada Strategic Credit Investments, LLC for more than five years and has been President and Chief Executive Officer of International Capital Markets Group, Inc. for more than five years. Mr. Read has served since November 2018 as an independent manager/director and Chairman of the Board of Managers of New York REIT Liquidating, LLC, a successor to New York REIT, Inc., a publicly traded (NYSE) real estate investment trust, where Mr. Read served as an independent director from December 2014 to November 2018, including as Chairman of its Board of Directors from June 2015 to November 2018. Mr. Read has served as an independent Director of SandRidge Energy, Inc. (NYSE), an oil and natural gas exploration and production company, since June 2018. Mr. Read previously served as an independent director of Luby’s Inc. (NYSE) from August 2019 to August 2021. Mr. Read has previously served as President of a variety of other companies and has previously served on a number of public and private company boards. Mr. Read is admitted as a Certified Public Accountant and has an M.B.A. in Finance from the Wharton Graduate School of the University of Pennsylvania and a B.S. from Tulane University. Mr. Read’s qualifications to serve as a director include his significant business experience as a director and an executive officer of entities in a variety of industries, as well as capital markets, governance, and operations experience, in addition to his knowledge, financial expertise and leadership qualities and roles, including his experience as Chairman of the Enzon Board.
[•]

COMPENSATION DISCUSSION AND ANALYSIS OF VISKASE
This section describes the 2024 compensation program established by the Viskase Board for its named executive officers. Viskase’s named executive officers for 2024 were: Timothy Feast, President and Chief Executive Officer, Thomas Holz, Chief Financial Officer, Joseph D. King, Senior Vice President, General Counsel and Secretary, Michael Blecic, Vice President, Chief Accounting Officer and Wolfgang Seitz, Vice President and General Manager — EMEA and APAC. On June 10, 2025, Mr. Holz’s service as Chief Financial Officer terminated. Mr. Seitz resigned from Viskase effective as of August 31, 2025. As of September 23, 2025, Robert Schouten was appointed as Vice President and General Manager, EMEA and Asia. On November 1, 2025, Viskase appointed Mackenzie Stender as the Company’s Interim Chief Financial Officer. As of December 9, 2025, Mr. Passos is no longer an employee of Viskase and John D. Plescia was appointed as the Vice President and General Manager — Amercias. The following is a summary of the total direct compensation opportunities — consisting of base salary, short-term incentive opportunities and long-term incentive opportunities — for Viskase’s named executive officers.
Annual Base Salaries
Viskase provides a base salary to retain and attract key executive talent and to align its compensation with market practices. Base salaries are reviewed and established by the Viskase Board on a competitive basis each year to align with market levels. During the annual performance review process in 2024, the named executive officers received merit increases ranging from approximately 3% to 11%.
Short-Term Incentive Compensation
Viskase maintains a management incentive plan (the “Management Incentive Plan”), which provides designated employees, including its named executive officers, with an opportunity to earn short-term incentives based on the achievement of annual business plan objectives and individual goals.
To the extent a short-term incentive for a year is earned, a participant must be employed at the time of payment to receive the award. If the Viskase compensation committee (the “Compensation Committee”), in its sole and absolute discretion, determines that a participant engaged in certain misconduct then, to the extent not prohibited by applicable law, the Compensation Committee, in its sole and absolute discretion, may seek reimbursement from such participant (and such participant shall be obligated to repay) all or any portion of the short-term incentive received within the three-year period prior to such determination. Moreover, if the Compensation Committee determines, in its sole and absolute discretion, that calculations underlying the performance measures and targets, including but not limited to mistakes in Viskase’s financial statements with respect to a fiscal year, were incorrect (or in the event of a restatement), then the Compensation Committee may, in its sole and absolute discretion, seek to recover the amount of any payment made to the participant that exceeded the amount that would have been paid based on the corrected calculations; provided that this provision only applies to short-term incentives received within the three-year period prior to such determination.
Each year the Compensation Committee establishes a short-term incentive award opportunity for Viskase’s named executive officers under the Management Incentive Plan, expressed as a percentage of base salary. For 2024, these opportunities ranged from 60% to 130% of base salary. The payout under the 2024 short-term incentive program was based on the extent to which Viskase achieve certain EBITDA and cash flow goals, as set forth below:
Goal (Millions)	Weight	Threshold (0%)	Target (100%)	Maximum (200%)
EBITDA	80%	$60.2	$70.8	$81.4
Cash Flow	20%	$10.0	$23.3	$29.1
Based on results for the 2024 fiscal year, Viskase’s named executive officers did not receive a payout under the 2024 short-term incentive program.
Long-Term Incentive Program
Viskase did not grant any option or stock awards to the named executive officers in 2024.

In 2022, Viskase granted awards to Mr. Feast, Mr. King and Mr. Holz under the 2022 Long-Term Performance Plan (the “Performance Plan”). Each award provides a payout opportunity equal to the product of (i) the participant’s “award payout percentage”, and (ii) the excess, if any, of (a) the “net asset value” of Viskase as of September 5, 2027 (or an earlier sale of Viskase), over (b) the base value of $36,729,000. The “award payout percentage” is 1.75% for Mr. Feast, 0.48% for Mr. King and 0.53% for Mr. Holz. The Merger will not constitute a sale of Viskase for purposes of the Performance Plan. Mr. Holz’s award was forfeited upon his termination of employment on June 10, 2025.
For purposes of these awards, “Net asset value” generally means 5.0 times Viskase’s EBITDA measured for the twelve-month period ending on the last day of the most recently completed quarter as of the end of the performance period, subject to positive adjustments for cash balances, equity or other stockholder distributions occurring at any time over the course of the performance period and negative adjustments for debt, pension plan underfunding and other debt-like items, and stockholder contributions of capital over the course of the performance period. Different rules apply to calculate net asset value in the event of a sale of Viskase. For this purpose, EBITDA generally means the consolidated net income before interest income and expense, provision for income and other taxes, depreciation and amortization expense, legacy pension and other defined benefit expenses, OPEB curtailment gains or losses, non-cash foreign-exchange adjustments, and the accrual for certain award payments, and subject to equitable adjustments for unusual or non-recurring events.
In general, a participant must be employed on the last day of the performance period to receive an award payout. If, however, Viskase terminates a participant’s employment for any reason other than cause, death or disability, or the participant resigns for good reason, in each case prior to the end of the performance period (and prior to a sale of Viskase), the participant would be entitled to receive an award payout determined as if the performance period ended on the date of termination. If earned, the award is payable shortly following the end of the performance period. If, however, the award becomes payable on a sale of Viskase, then up to 25% of the amount payable will be held back to secure indemnity claims.
The Viskase Board has the right to cancel, declare forfeited, rescind, or require the return of any outstanding award, or recover from the participant at any time, and the participant will pay over to Viskase upon request, an amount up to the amount of any award that has been paid under the Performance Plan to the participant in the event: (i) there is a restatement of Viskase’s consolidated financial statements (or the Viskase Board otherwise determines that Viskase’s financial statements were incorrect) and the amount of the payment that would have been received by the participant had the financial results been properly reported would have been lower than the amount actually received; (ii) the Compensation Committee determines that the participant has, at any time (whether before or after the grant date of the award), committed a “breach of conduct” or engaged in imprudent conduct with respect to inventory management, capital expenditures, investments and/or engaged in operating behavior which is detrimental to the long-term value of Viskase, for the purpose of increases the amount of an award, or (iii) Viskase or any of its affiliates is required to make an indemnification payment with respect to a sale of Viskase and the indemnification payment was included in the calculation of the award.
Employment Agreements
On August 4, 2022, Viskase entered into an employment agreement with Mr. Feast to serve as President and Chief Executive Officer. The employment agreement had an initial term that expires on September 5, 2027, with successive automatic monthly renewals. The employment agreement provides for (i) base salary at an annual rate of $540,000, (ii) a target short-term incentive opportunity equal to 100% of base salary (pro-rated for 2022), (iii) an award under the Performance Plan, with an “award payout percentage” of 1.75% and (iv) a signing bonus of $250,000. The employment agreement also provides for certain severance benefits in the event of a termination by Viskase other than for cause, death or disability, or a resignation by Mr. Feast for good reason. The severance benefits generally include continued base salary for six (6) months and a pro-rated bonus for the year of termination, based on actual results for the entire year. Mr. Feast must sign a release of claims in favor of Viskase to receive these severance benefits. The employment agreement also contains standard confidentiality, non-competition, non-solicitation and non-disparagement covenants.

Effective May 1, 2020, Mr. Seitz entered into an employment agreement with Viskase GmbH. The employment agreement has an indefinite term with a three-month notice period (subject to immediate termination if “good cause” exists). The employment agreement provides for a base salary at an annual rate of EUR 225,000 and a company car per local policy. The employment agreement also contains standard confidentiality, non-competition and non-solicitation covenants. Upon a termination of employment, Mr. Seitz would be entitled to continued payment of 50% of his base salary for 12 months, which is the duration of the applicable non-competition covenant, subject to set-off in the event he obtains other employment. If the company waives the non-competition covenant, then Mr. Seitz would be entitled to continued payment of 50% of his base salary for 6 months after the waiver is granted. Mr. Seitz resigned from Viskase effective as of August 31, 2025.
Offer Letters
On December 19, 2022, Viskase entered into an offer letter with Mr. Holz to serve as Vice President and Chief Financial Officer. The offer letter provides for (i) base salary at an annual rate of $390,000, (ii) a target short-term incentive opportunity equal to 60% of base salary (commencing with the 2023 fiscal year) and (iii) an award under the Performance Plan. The offer letter also provides for certain severance benefits in the event of a termination by Viskase other than for cause after the first 90 days of employment. The severance benefits generally include 26 weeks’ of base pay under the Viskase Severance Pay Plan (the “Severance Plan”). The offer letter also incorporates standard confidentiality, non-competition, non-solicitation and non-disparagement covenants. On June 10, 2025, Mr. Holz’s service as Chief Financial Officer terminated.
On May 4, 2022, Viskase entered into an offer letter with Mr. King to serve as Senior Vice President, General Counsel and Secretary. The offer letter provides for (i) base salary at an annual rate of $375,000, (ii) a target short-term incentive opportunity equal to 75% of base salary (pro-rated for 2022), (iii) an award under the Performance Plan, with an “award payout percentage” of 0.48% and (iv) reimbursement of travel and living expenses for his commute between his personal residence and company headquarters, subject to a cap of $35,000 per year after 2022 (however, the parties subsequently agreed to change his primary work location and therefore he never received these reimbursements). The offer letter also provides for certain severance benefits in the event of a termination by Viskase other than for cause after the first 90 days of employment. The severance benefits generally include 26 weeks’ of base pay under the Severance Plan and an amount equal to 50% of his target bonus for the year of termination. The offer letter also incorporates standard confidentiality, non-competition, non-solicitation and non-disparagement covenants.
On November 1, 2025, Viskase entered into an offer letter (the “Silverman Agreement”) with Silverman Consulting, Inc. (“Silverman”) through which Mr. Mackenzie Stender will serve as Viskase’s interim chief financial officer with support from additional Silverman employees until Viskase retains a full-time chief financial officer. The offer letter provides that (i) Mr. Stender’s hourly rate will be $370 and (ii) Viskase will pay Silverman for all reasonable out-of-pocket expenses incurred with the assignment, such as travel and lodging. Invoices will be provided weekly to Viskase with actual time and expenses incurred. The agreement contains standard indemnification covenants. The Silverman Agreement may be terminated with or without cause upon written notice to Silverman. Upon termination of employment, Silverman will be entitled to any unpaid fees and expenses performed prior to the termination.
Severance Plan
Viskase maintains a broad-based Severance Plan that generally covers its U.S.-based workforce, include Mr. Holz, Mr. King and Mr. Blecic. Under the Severance Plan, participating named executive officers generally are entitled to 26 weeks’ of pay upon an involuntary termination without cause after the first 90 days of employment, paid in a single lump sum. A participating named executive officer must sign a release of claims in favor of Viskase to receive these severance benefits.

2024 Summary Compensation Table
The following Summary Compensation Table provides information regarding the compensation earned in 2024, 2023 and 2022 by Viskase’s named executive officers.
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Timothy Feast Former President & Chief Executive Officer	2024	614,433	—	—	—	13,263	627,696
	2023	556,200	—	672,797	—	12,856	1,241,853
	2022	174,115	423,096	—	—	68	597,279
Thomas Holz Former Chief Financial Officer(5)	2024	402,285	—	—	—	14,714	416,999
	2023	384,250	—	280,332	—	13,879	678,461
	2022	—	—	—	—
Joseph D. King Senior Vice President, General Counsel and Secretary	2024	402,285	—	—	—	14,114	416,399
	2023	386,250	—	347,046	—	14,135	747,431
	2022	241,586	—	—	—	3,688	245,274
Michael Blecic Vice President, Chief Accounting Officer	2024	307,563	—	—	6,200	13,874	327,637
	2023	299,310	—	215,144	6,300	13,544	534,298
	2022	294,480	—	—	—	13,391	307,871
Wolfgang Seitz(6) Vice President, General Manager – EMEA and APAC	2024	279,451	—	—	—	13,053	292,504
	2023	282,380	—	190,832	—	12,166	485,378
	2022	260,144	—	—	—	10,080	270,244

(1)
For 2022, represents a signing bonus paid to Mr. Feast within 30 days after his start date.

(2)
Represents the short-term incentive earned in the applicable year under the Management Incentive Plan.

(3)
Represents the change in the present value of the accumulated benefits under the pension plan. Mr. Blecic is the only named executive officer who participates in a pension plan, which was frozen as to service accruals in 2006. The change in present value of Mr. Blecic’s pension benefit decreased by $18,200 in 2022; however pursuant to SEC rules were are not permitted to report negative numbers in this column and have reported the change for 2022 as $0.

(4)
For 2024, represents (i) matching contributions to the 401(k) plan as follows: Mr. Feast — $11,891; Mr. Holz — $13,342; Mr. King — $13,342; and Mr. Blecic — $12,302 ; (ii) payments of life insurance premiums as follows: Mr. Feast — $772; Mr. Holz — $772; Mr. King — $772; and Mr. Blecic — $772; (iii) contributions to a health savings account as follows: Mr. Feast — $600; Mr. Holz — $600; Mr. King — $0; and Mr. Blecic — $800; and (iv) for Mr. Seitz, a car allowance of $13,053.

(5)
On June 10, 2025, Mr. Holz’s service as Chief Financial Officer terminated.

(6)
Amounts in foreign currency were converted from local currency to U.S. dollars based on exchange rates as of December 31, 2024. Mr. Seitz resigned from Viskase effective as of August 31, 2025.

2024 Grants of Plan-Based Awards
The following table sets forth information for each named executive officer regarding short-term incentive granted during 2024. Viskase did not grant any option or stock awards to the named executive officers in 2024.
	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Threshold ($)	Target ($)	Maximum ($)
Timothy Feast	—	798,764	1,597,527
Thomas Holz	—	241,371	482,742
Joseph D. King	—	301,714	603,428
Michael Blecic	—	184,538	369,076
Wolfgang Seitz(2)	—	167,671	335,342

(1)
Represents the short-term incentive opportunities granted in 2024. The “Threshold,” “Target” and “Maximum” columns reflect the range of potential payouts when the performance goals were established. The “Target” column reflects payout at the 100% level; the threshold payout level is 0% of target and the maximum payout level is 200%. The actual short-term incentive award earned for 2024 by each named executive officer is set forth in the “Non-Equity Incentive Plan Compensation” column of the “2024 Summary Compensation Table” of this registration statement.

(2)
Amounts in foreign currency were converted from local currency to U.S. dollars based on exchange rates as of December 31, 2024.

2024 Outstanding Equity Awards at Fiscal Year-End
The named executive officers did not hold any option or stock awards in Viskase as of December 31, 2024.
2024 Option Exercises and Stock Vested
The named executive officers did not hold any option or stock awards in Viskase during 2024.
2024 Pension Benefits
The following table sets forth information regarding the pension benefits for Mr. Blecic. Mr. Blecic is the only named executive officer who participates in a pension plan, which was frozen as to service accruals in 2006.
Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Michael Blecic	Retirement Program for Employees	28	$78,500	—

(1)
The number of years of credited service and the present value of accumulated benefit are calculated as of December 31, 2024. The present value of accumulated benefit was calculated using a discount rate of 5.7%.

(2)
Amounts in foreign currency were converted from local currency to U.S. dollars based on exchange rates as of December 31, 2024.

Description of Pension Plan
The Retirement Program for Employees of Viskase Companies, Inc. provides benefits to certain employees of Viskase who were hired before March 31, 2004. Benefits under the retirement plan were frozen on December 31, 2006. The regular benefit formula under the retirement plan provides a monthly retirement benefit determined as follows: 1.2% of the employee’s average straight-time monthly earnings (as of the earlier of the employee’s termination date or the date the plan was frozen), multiplied by the number of years and months of service, plus $12.00. Normal retirement age is 65 under the retirement plan. However, employees may be eligible to retire with a reduced benefit as early as age 50. An employee is vested in the retirement plan after 5 years of service.
2024 Nonqualified Deferred Compensation
Viskase does not maintain a nonqualified deferred compensation plan.
Potential Payments Upon Termination or Change in Control
Viskase has entered into agreements and maintains plans and arrangements that require it to pay or provide compensation and benefits to the named executive officers in the event of certain terminations of employment or a change in control. The estimated amount payable or provided to each of these executives in each situation is summarized below. These estimates are based on the assumption that the various triggering events occurred on the last day of 2024, along with other material assumptions noted below. The actual amounts that would be paid to these executives upon termination or a change in control (CIC) can only be determined at the time the actual triggering event occurs.
Name and Triggering Event	Cash Severance Payment ($)	Payout of Short-Term Incentive ($)	Payout of Long-Term Incentive ($)(1)	Total ($)(5)
Timothy Feast
• Voluntary termination	—	—	—	—
• Involuntary termination without cause	307,217	798,764	—	1,105,981
• CIC	—	—	—	—
• Involuntary or good reason termination after a CIC	307,217	798,764	—	1,105,981
• Death	153,609	399,382	—	552,991
• Disability	153,609	399,382	—	552,991
Thomas Holz
• Voluntary termination	—	—	—
• Involuntary termination without cause	203,190	—	—	203,190
• CIC	—	—	—
• Involuntary or good reason termination after a CIC	203,190	—	—	203,190
• Death	—	—	—
• Disability	—	—	—
Joseph D. King
• Voluntary termination(6)	—	—	—
• Involuntary termination without cause	201,143	150,857	—	352,000
• CIC	—	—	—
• Involuntary or good reason termination after a CIC	201,143	150,857	—	352,000
• Death	—	—	—
• Disability	—	—	—

Name and Triggering Event	Cash Severance Payment ($)	Payout of Short-Term Incentive ($)	Payout of Long-Term Incentive ($)(1)	Total ($)(5)
Michael Blecic
• Voluntary termination(6)	—	—	—	—
• Involuntary termination without cause	153,782	—	—	153,782
• CIC	—	—	—	—
• Involuntary or good reason termination after a CIC	153,782	—	—	153,782
• Death	—	—	—	—
• Disability	—	—	—	—
Wolfgang Seitz(2)
• Voluntary termination	—	—	—	—
• Involuntary termination without cause	139,726	—	—	139,726
• CIC	—	—	—	—
• Involuntary or good reason termination after a CIC	139,726	—	—	139,726
• Death	—	—	—	—
• Disability	—	—	—	—

(1)
The long-term incentive was “underwater” as of December 31, 2024, and therefore no amount would have been payable had a triggering event occurred on that date.

(2)
Amounts in foreign currency were converted from local currency to U.S. dollars based on exchange rates as of December 31, 2024.

CEO Pay Ratio
As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Item 402(u) of Regulation S-K, Viskase is providing the following information with respect to the last completed fiscal year. The pay ratio information provided below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.
For 2024 fiscal year, the median of the annual total compensation of all of Viskase’s employees, excluding the Chief Executive Officer, was estimated to be $31,640; the annual total compensation of the Chief Executive Officer was $627,696 which, as described below, represents the sum of the compensation earned by Mr. Feast for the year; and the ratio of the annual total compensation of the Chief Executive Officer to the median of the annual total compensation of all other employees was estimated to be approximately 19.8 to 1.
In determining the pay ratio information provided above, Viskase first identified the median employee for the 2024 fiscal year by using the following methodology, assumptions, adjustments and estimates, as permitted by Item 402(u) of Regulation S-K, Viskase selected December 31, 2024, as the date upon which Viskase would identify the median employee, and, from the tax and payroll records, Viskase compiled a list of all full-time, part-time, temporary and seasonal employees who were employed on that date. As of December 31, 2024, Viskase’s global employee population for purposes of the CEO pay ratio consisted of 2,320 employees, with 764 employees, or approximately 33 percent, located in the United States, and 1,556 employees, or approximately 67 percent, located outside of the United States.
Viskase used total cash compensation during the 2024 fiscal year as a consistently applied compensation measure to identify the median employee from the employees on the list. For this purpose, Viskase defined total cash compensation as the sum of base wages and annual incentives payable in cash during the fiscal year. Viskase did not annualize the total cash compensation of any permanent employees who were employed for less than the full 2024 fiscal year. Amounts in foreign currency were converted from local currency to U.S. dollars based on exchange rates as of December 31, 2024.

Once the median employee was identified in the manner described above, Viskase calculated the annual total compensation of the median employee using the same methodology that Viskase used to determine the annual total compensation of Viskase’s named executive officers, as reported in the “2024 Summary Compensation Table”.
2024 Director Compensation
Viskase’s non-employee directors generally receive an annual cash retainer of $20,000 and an additional per-meeting attendance fee of $1,000. Viskase’s non-employee directors do not receive any option or stock awards. The following table sets forth information regarding the cash compensation paid in 2024 to non-employee directors, other than Robert Flint, Colin Kwak and Dustin DeMaria, who have elected not to receive any compensation for service as a director.
Name	Fees Earned or Paid in Cash ($)	Total ($)
Peter K. Shea	$34,500	$34,500
Kenneth Shea	$33,000	$33,000
Stephen T. Maurer	$35,000	$35,000
Peter Shea is entitled to an additional fee of $85,000, and each of Kenneth Shea and Stephen T. Maurer is entitled to an additional fee of $80,000, in each case for their service on a special committee related to the Merger. The additional fee is payable upon the Closing.

INTERESTS OF EXECUTIVE OFFICERS AND DIRECTORS IN THE MERGER
Interests of Enzon’s Executive Officers and Directors in the Merger Proposal
The executive officers and directors of Enzon have interests in the Merger Proposal that are different from, or in addition to, the interests of the Enzon stockholders generally. The Enzon Special Committee and the members of the Enzon Board who recommended that holders of Enzon Common Stock adopt the Merger Proposal were aware of and considered these interests to the extent such interests existed at the time, among other matters, in evaluating and negotiating the Merger Proposal and in making the Enzon Board’s recommendation that the holders of Enzon Common Stock vote to approve the Merger Proposal. Additional interests of the executive officers and directors of Enzon in the Merger include:
•
the designation of Jordan Bleznick as a member of the board of directors of the Combined Company and certain protections afforded to him pursuant to the Enzon Charter and Enzon Bylaws;

•
the designation of Randolph C. Read as a member of the board of directors of the Combined Company and certain protections afforded to him pursuant to the Enzon Charter and Enzon Bylaws; and

•
the designation of [•] as a member of the board of directors of the Combined Company and certain protections afforded to him pursuant to the Enzon Charter and Enzon Bylaws; and

•
the continued provision of indemnification for current and former executive officers and directors of Enzon in accordance with the Merger Agreement.

Enzon stockholders should take these and other potential interests into account in deciding whether to deliver a written consent “FOR” the Merger Proposal.
Interests of Viskase’s Executive Officers and Directors in the Merger
The executive officers and directors of Viskase have interests in the Merger that are different from, or in addition to, the interests of the Viskase stockholders generally. The Viskase Special Committee and the members of the Viskase Board who recommended that holders of Viskase Common Stock adopt the Merger Agreement were aware of and considered these interests to the extent such interests existed at the time, among other matters, in evaluating and negotiating the Merger Agreement and in making the Viskase Board’s recommendation that the holders of Viskase Common Stock vote to adopt Merger Agreement. Additional interests of the executive officers and directors of Viskase in the Merger include:
•
the board of directors of the Combined Company will include two current Enzon directors, Randolph C. Read and Jordan Bleznick;

•
the officers of Viskase immediately prior to the Effective Time will be the officers of the Combined Company and certain protections afforded to officers pursuant to the Enzon Charter and Enzon Bylaws;

•
the designation of Timothy P. Feast as the Chief Executive Officer of the Combined Company and certain protections afforded to him pursuant to the Enzon Charter and Enzon Bylaws; and

•
the continued provision of indemnification for current and former executive officers and directors of Viskase in accordance with the Merger Agreement.

DESCRIPTION OF THE CAPITAL STOCK OF ENZON
This section of the prospectus/consent solicitation statement summarizes certain terms of Enzon’s capital stock in effect as of September 30, 2025. The following description is subject to the detailed provisions of, and is qualified in its entirety by reference to the Enzon Charter and the Enzon Bylaws, attached, respectively, as Annex E and Annex F hereto and are incorporated by reference herein.
Authorized Share Capital
The authorized capital stock of Enzon is 173,000,000 shares, consisting of:
•
170,000,000 shares of Enzon Common Stock; and

•
3,000,000 shares of preferred stock.

As of the close of business on the Enzon Record Date, [•], there were [74,214,603] shares of Enzon Common Stock issued and outstanding and [40,000] shares of Enzon Series C Preferred Stock issued and outstanding.
Enzon Common Stock
The holders of all issued and outstanding shares of the Enzon Common Stock are entitled to the rights and powers as provided in the Enzon Organizational Documents as described in the section titled “Comparison of the Rights of Stockholders” in this prospectus/consent solicitation statement.
Listing of Combined Company Common Stock
Enzon Common Stock trades on the “OTCQB” tier of the OTC. Enzon will use its commercially reasonable efforts to cause the shares of Enzon Common Stock to be issued in connection with the Merger to be quoted on the OTC, subject to official notice of issuance, prior to the Effective Time.
Transfer Agent and Registrar
The transfer agent and registrar for the Enzon Common Stock is Continental Stock Transfer & Trust Company. Continental Stock Transfer & Trust Company’s address is 1 State St, 30th Floor, New York, New York 10004, and its telephone number is (800) 509-5586.

DESCRIPTION OF THE CAPITAL STOCK OF VISKASE
This section of the prospectus/consent solicitation statement summarizes certain terms of Viskase’s capital stock in effect as of [•].
Authorized Share Capital
The authorized capital stock of Viskase is 200,000,000 shares, consisting of:
•
150,000,000 shares of Viskase Common Stock; and

•
50,000,000 shares of Viskase Preferred Stock.

As of the close of business on [the Enzon Record Date], [•], there were 117,375,777 shares of Viskase Common Stock issued and outstanding and no shares of Viskase Preferred Stock issued and outstanding.
Viskase Common Stock
The holders of all issued and outstanding shares of the Viskase Common Stock are entitled to the rights and powers as described in the section titled “Comparison of the Rights of Stockholders” in this prospectus/consent solicitation statement.
Listing of Viskase Common Stock
Viskase Common Stock trades on the “OTC Pink” tier of the OTC under the symbol “VKSC”.

DESCRIPTION OF THE CAPITAL STOCK OF THE COMBINED COMPANY
This section of the prospectus/consent solicitation statement summarizes certain terms of the Combined Company’s capital stock that will be in effect if the Merger is completed. The following description is subject to the detailed provisions of, and is qualified in its entirety by reference to the Enzon Charter and the Enzon Bylaws, attached, respectively, as Annex E and Annex F hereto and are incorporated by reference herein.
Authorized Share Capital
The authorized capital stock of the Combined Company will be 173,000,000 shares, consisting of:
•
170,000,000 shares of Enzon Common Stock; and

•
3,000,000 shares of Enzon Series C Preferred Stock.

Following the Closing, we expect that there will be approximately 14,391,156 shares of Combined Company Common Stock outstanding (after giving effect to the Reverse Stock Split).
Combined Company Common Stock
The holders of all issued and outstanding shares of the Combined Company Common Stock are entitled to the rights and powers as provided in the Enzon Organizational Documents. Please see the section titled “Comparison of the Rights of Stockholders” in this prospectus/consent solicitation statement for further information.
Listing of Combined Company Common Stock
Following the Closing, we expect that the Combined Company Common Stock will be quoted on the “OTCQB” tier of the OTC.
Transfer Agent and Registrar
The transfer agent and registrar for the Combined Company Common Stock is Continental Stock Transfer & Trust Company. Continental Stock Transfer & Trust Company’s address is 1 State St, 30th Floor, New York, New York 10004 and its telephone number is (800) 509-5586.

COMPARISON OF STOCKHOLDER RIGHTS
The rights of Enzon stockholders are governed by the Enzon Organizational Documents, as well as the DGCL. The rights of Viskase stockholders are governed by the Viskase Organizational Documents as well as the DGCL. From and after the Effective Time, all shares of Viskase Common Stock converted into the right to receive the Merger Consideration will no longer be outstanding and will automatically be cancelled and will cease to exist and the rights of the holders of Viskase Common Stock will be governed by the Enzon Organizational Documents.
The following is a summary discussion of the material differences, as of the date of this prospectus/consent solicitation statement, between the current rights of Enzon stockholders and the current rights of Viskase stockholders. Please consult the DGCL, the Enzon Organizational Documents and the Viskase Organizational Documents for a more complete understanding of these differences.
The following description does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, the Enzon Organizational Documents and the Viskase Organizational Documents.
Capitalization
Enzon
The currently authorized shares of capital stock of Enzon consist of:
•
170,000,000 shares of Enzon Common Stock; and

•
3,000,000 shares of preferred stock.

As of the close of business on [•], there were [74,214,603] shares of Enzon Common Stock issued and outstanding and [40,000] shares of Enzon Series C Preferred Stock outstanding. Based on the number of shares of Enzon Common Stock outstanding as of [•], a total of approximately 36,345,955 shares of Enzon Common Stock (after giving effect to Reverse Stock Split) and no shares of Enzon Series C Preferred Stock are expected to be outstanding immediately after the completion of the Merger (assuming that all of the Enzon Series C Preferred Stock is exchanged for Enzon Common Stock in full pursuant to the Series C Exchange Offer).
Viskase
The currently authorized shares of capital stock of Viskase consist of:
•
150,000,000 shares of Viskase Common Stock; and

•
50,000,000 shares of Viskase Preferred Stock.

As of the close of business on [•], there were [117,375,777] shares of Viskase Common Stock issued and outstanding and no shares of Viskase Preferred Stock outstanding.
Voting Rights
Enzon
Each holder of Enzon Common Stock is entitled to one (1) vote per share on all matters submitted to a vote of stockholders. A matter submitted for stockholder action is approved if a majority of the votes cast at such meeting by the holders of Enzon Common Stock present in Person or represented by proxy and entitled to vote thereon are cast “for” the matter, unless a greater or different vote is required by any applicable law or regulation, the rights of any authorized series of preferred stock or the Enzon Organizational Documents. Subject to any rights of the holders of any series of preferred stock pursuant to applicable law or the certificate of designations creating that series, all voting rights are vested in the holders of shares of Enzon Common Stock.

Other than a contested election where directors are elected by a plurality vote, a director nominee is elected if the votes cast “for” such nominee’s election exceed the votes cast “against” such nominee’s election.
Viskase
Each holder of Viskase Common Stock is entitled to one (1) vote per share on all matters submitted to a vote of stockholders. A matter submitted for stockholder action is approved if a majority of the votes cast at such meeting by the holders of Viskase Common Stock present in person or represented by proxy and entitled to vote thereon are cast “for” the matter, unless a greater or different vote is required by any applicable law or the Viskase Organizational Documents.
Quorum
Enzon
The holders of one-third of the shares of stock entitled to vote at any meeting of the Enzon stockholders, present in person or represented by proxy, constitutes a quorum at all meetings of the Enzon stockholders for the transaction of business.
Viskase
The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, constitutes a quorum at all meetings of the Viskase stockholders for the transaction of business.
Exclusive Forum Provision
Enzon
The Enzon Organizational Documents do not contain an exclusive forum provision.
Viskase
A state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for:
•
any derivative action or proceeding brought on behalf of Viskase;

•
any action asserting a claim of breach of a fiduciary duty owned by any director or officer or other employee of Viskase to Viskase or the Viskase stockholders;

•
any action asserting a claim against Viskase or any director or officer or other employee of Viskase arising pursuant to any provision of the DGCL, the Viskase Charter or Viskase Bylaws; or

•
any action asserting a claim against Viskase or any director or officer or other employee of Viskase governed by the internal affairs doctrine.

Anti-Takeover Provisions
Enzon
Provisions of the Enzon Bylaws that may have anti-takeover effects include, among others:
•
other than a special meeting for the election of directors, only the Enzon Board, the President or the Secretary may call a special meeting of Enzon stockholders;

•
for business to be properly brought before an annual meeting or a nomination to be made at an annual meeting or special meeting by an Enzon stockholder, such Enzon stockholder must have given timely notice to the Secretary thereof, which must be delivered to or mailed and received at the principal executive offices of Enzon (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting and (ii) in the case of nominations of Persons for election as directors at a special meeting, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs;
•
allowing vacancies on the Enzon Board to be filled solely by a majority vote of the directors then in office, whether or not a quorum;

•
the ability of the Enzon Board to authorize issuance of “blank check” preferred stock to increase the number of outstanding shares;

•
Articles 3.2 (Number of Directors), 3.3 (No Classification of the Board), 3.4 (Election), 3.5 (Term), 3.6 (Vacancies), 3.7 (Resignations) and 3.8 (Removal of Directors) of the Enzon Bylaws may only be amended by a vote of the holders of not less than two-thirds of the outstanding voting shares of capital stock entitled to vote generally in the election of directors. With the exception of Articles 3.2 (Number of Directors), 3.3 (No Classification of the Board), 3.4 (Election), 3.5 (Term), 3.6 (Vacancies), 3.7 (Resignations) and 3.8 (Removal of Directors), the Enzon Bylaws may also be altered, amended, supplemented or repealed, or new Enzon Bylaws may be adopted by the Enzon Board, which Enzon Bylaws may be altered, amended, supplemented or repealed by the Enzon stockholders entitled to vote thereon;

•
Enzon is subject to Section 203 of the DGCL, which prohibits certain business combinations such as mergers or assets sales between Enzon and an interested stockholder owning 15% or more of the outstanding voting stock of Enzon; provided that such restriction does not apply if the Enzon Board approved the transaction that made the Person an interested stockholder, the interested stockholder acquired at least 85% of the voting stock in the transaction, or if the business combination is approved by the Enzon Board and two-thirds of the voting stock not owned by the interested stockholder; and

Viskase
Provisions that may have anti-takeover effects include, among others:
•
the Viskase Bylaws may be amended by a vote of at least 80% of the Viskase Board or by a majority of the Viskase stockholders entitled to vote;

•
Viskase is subject to Section 203 of the DGCL, which prohibits certain business combinations such as mergers or assets sales between Viskase and an interested stockholder owning 15% or more of the outstanding voting stock of Viskase; provided that such restriction does not apply if the Viskase Board approved the transaction that made the Person an interested stockholder, the interested stockholder acquired at least 85% of the voting stock in the transaction, or if the business combination is approved by the Viskase Board and two-thirds of the voting stock not owned by the interested stockholder; and

•
vacancies on the Viskase Board that result from an increase in the number of directors may be filled by the affirmative vote of a majority of the directors then in office; provided that a quorum is present, and any other vacancy may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director.

Rights Plan Policy
Enzon
The Enzon Organizational Documents do not contain a rights plan policy.
Viskase
Viskase will not adopt any new stockholder rights or similar plan without the affirmative vote of not less than (i) 90% of the then outstanding shares of Viskase Common Stock and Viskase Preferred Stock, if any, entitled to vote thereon and (ii) 80% of the Viskase Board, including authorized but vacant directorships, except that in response to an unsolicited tender offer, the Viskase Board may adopt a stockholder rights or similar plan having a term of not more than 60 days.
Stockholder Action by Written Consent
Enzon
The Enzon Bylaws allow any action which could be taken at any annual or special meeting of Enzon stockholders to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Viskase
Pursuant to Section 228 of the DGCL, action which could be taken at any annual or special meeting of Viskase stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Special Meetings
Enzon
Enzon allows special meetings of the Enzon stockholders to be called at any time by the Enzon Board, the President or the Secretary.
Viskase
Viskase allows special meetings of the Viskase stockholders to be called at any time by the President, a majority of the members of the Viskase Board or by the holders of ten percent (10%) or more of the total combined voting power of the outstanding capital stock of Viskase having voting power for the election of directors.
Vacancies on Board of Directors
Enzon
The Enzon Bylaws allow vacancies on the Enzon Board to be filled solely by a majority vote of the directors then in office, whether or not a quorum.
Viskase
Viskase allows vacancies on the Viskase Board that result from an increase in the number of directors to be filled by the affirmative vote of a majority of the directors then in office, provide that a quorum is present, and any other vacancy may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director.
Indemnification
Enzon
The Enzon Bylaws provide that Enzon will indemnify any current or former director or officer who is involved in civil, criminal, administrative or investigative legal proceedings because of their role at Enzon. This indemnification covers expenses such as attorneys’ fees, judgments, fines and settlement amounts, as long as they were reasonably incurred and permitted under the DGCL and other applicable laws. Additionally, Enzon may choose to indemnify employees, agents or individuals serving at Enzon’s request in similar roles at other organizations under the same conditions. These indemnification rights are not exclusive and may exist alongside other legal protections available to the individual.
Viskase
Viskase will indemnify its current and former directors and officers involved in civil, criminal, administrative or investigative legal proceedings arising from their service to the company or at its request to another entity. This indemnification covers expenses, judgments, fines and settlements, provided the individual acted in good faith, in a manner reasonably believed to be in or not opposed to the company’s best interests, and, in criminal cases, without knowledge of wrongdoing. In derivative suits brought by or on behalf of Viskase, indemnification is limited and subject to court approval if the individual is found liable. Eligibility for indemnification must be determined by disinterested directors, independent counsel or stockholders, though successful defense guarantees reimbursement. Viskase will advance legal expenses before the case is resolved as long as the individual agrees to repay if ultimately found ineligible for indemnification. These indemnification rights are not exclusive and may exist alongside other legal protections available to the individual.
Corporate Opportunity
Enzon
The Enzon Organizational Documents have no corresponding provisions relating to corporate or business opportunities.
Viskase
To the fullest extent permitted by Section 122(17) of the DGCL and except as may be otherwise expressly agreed in writing by Viskase and Icahn Enterprises L.P. (“IELP”), Viskase, on behalf of itself and its Subsidiaries, renounces any interest or expectancy of Viskase and its Subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time present to IELP or its Affiliates or Subsidiaries or any of their respective employees, officers, directors, agents, stockholders, members or partners (other than Viskase and its Subsidiaries), even if the opportunity is one that Viskase or its Subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no such Person shall be liable to Viskase or any of its Subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such Person pursues or acquires such business opportunity, or information regarding such business opportunity, to Viskase or its Subsidiaries, unless, in the case of any such Person who is a director or officer of Viskase, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of Viskase.
Amendment of Certificate of Incorporation
Enzon
The Enzon Charter may be amended upon the adoption of a resolution by the Enzon Board setting forth the proposed amendment and approval by vote of holders of the majority of shares entitled to vote in the election of directors.
The affirmative vote of holders of not less than two-thirds of the outstanding voting shares of capital stock entitled to vote generally in the election of directors is required to amend, alter, change, repeal or adopt any provisions inconsistent with Article 9 (Number of Directors) of the Enzon Charter.
Viskase
Pursuant to Section 242 of the DGCL, the Viskase Board must adopt a resolution declaring the amendment advisable and such amendment must then be approved by a majority of the outstanding shares entitled to vote. If the Amendment changes the rights, preferences, or number of authorized shares of Viskase Common Stock, the holders of a majority of the outstanding Viskase Common Stock must approve the amendment.

Amendment of Bylaws
Enzon
Articles 3.2 (Number of Directors), 3.3 (No Classification of the Board), 3.4 (Election), 3.5 (Term), 3.6 (Vacancies), 3.7 (Resignations) and 3.8 (Removal of Directors) of the Enzon Bylaws may only be amended by a vote of the holders of not less than two-thirds of the outstanding voting shares of capital stock entitled to vote generally in the election of directors. With the exception of Articles 3.2 (Number of Directors), 3.3 (No Classification of the Board), 3.4 (Election), 3.5 (Term), 3.6 (Vacancies), 3.7 (Resignations) and 3.8 (Removal of Directors), the Enzon Bylaws may also be altered, amended, supplemented or repealed, or new Enzon Bylaws may be adopted by the Enzon Board, which Enzon Bylaws may be altered, amended, supplemented or repealed by the Enzon stockholders entitled to vote thereon.
Viskase
The Viskase Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Viskase Board by a vote of at least 80% of the Viskase Board or by a majority of the Viskase stockholders entitled to vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF ENZON
The following table sets forth, as of [           ], 2025, the beneficial ownership information of Enzon Common Stock by:
•
each Person known to Enzon to be the beneficial owner of more than five percent (5%) of Enzon Common Stock as of [           ], 2025;

•
each named executive officer of Enzon;

•
each of Enzon’s directors; and

•
all of Enzon’s executive officers and directors as a group.

The calculation of the percentage of beneficial ownership is based on 74,214,603 shares of Enzon Common Stock outstanding on [           ], 2025.
The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares Beneficially Owned by a Person and the percentage ownership of that Person, ordinary shares subject to options or other rights (as set forth above) held by that Person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other Person.
Unless otherwise indicated, Enzon believes that all Persons named in the table below have sole voting and investment power with respect to all shares of capital stock Beneficially Owned by them. To Enzon’s knowledge, no shares of Enzon Common Stock Beneficially Owned by any executive officer, director or director nominee have been pledged as security.
Name of Beneficial Owner	Shares of Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Carl C. Icahn and affiliated entities	36,056,636(1)	48.6%
Jonathan Couchman and affiliated entities	7,743,954(2)	10.4%
Directors and Named Executive Officers(3)
Randolph C. Read	200,000	*
Jordan Bleznick	100,000	*
Jaffery (Jay) A. Firestone	—	—
Stephen T. Wills	—	—
Richard L. Feinstein	—	—
All directors and executive officers as a group (5 Persons)	300,000	*

*
Represents beneficial ownership of less than one percent (1%) of the shares of Enzon Common Stock.

(1)
Information concerning stock ownership was obtained from Amendment No. 17 to the Schedule 13D filed with the SEC on October 24, 2025, by Carl C. Icahn and various entities affiliated with him. Mr. Icahn was reported to share voting and dispositive power over all 36,056,636 shares of Enzon Common Stock with entities affiliated with him. The principal business address for Carl C. Icahn and entities affiliated with him is 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, FL 33160.

(2)
Information concerning stock ownership was obtained from Amendment No. 2 to the Schedule 13D filed with the SEC on September 17, 2020 and the Form 4 filed August 17, 2021 by Jonathan Couchman, Couchman Family Fund, Xstelos Corp. and Myrexis, Inc. Mr. Couchman reported sole voting and dispositive power over 4,717,666 shares and shared voting and dispositive power over the shares directly held by Couchman Family Fund, Xstelos Corp. and Myrexis, Inc. The Form 4 reported that Couchman Family Fund directly held 350,000 shares, Xstelos Corp. directly held 2,043,024 shares and Myrexis, Inc. directly held 633,264 shares, and each reported shared voting and dispositive power over such shares. The principal business address for Mr. Couchman, Couchman Family Fund and Myrexis, Inc. is c/o Couchman Management LLC, 600 Fifth Avenue, 2nd Floor, New York, New York 10020. The principal business address for Xstelos Corp. is 1105 North Market Street, Suite 1300, Wilmington, DE 19801.
(3)
The address for each of the named executive officers and directors listed in this table is c/o Enzon Pharmaceuticals, Inc., 20 Commerce Drive, Suite 135, Cranford, New Jersey, 07016.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF VISKASE
The following table sets forth, as of [           ], 2025, the beneficial ownership information of Viskase Common Stock by:
•
each Person known to Viskase to be the beneficial owner of more than five percent (5%) of Viskase Common Stock as of [           ], 2025;

•
each named executive officer of Viskase;

•
each of Viskase’s directors; and

•
all of Viskase’s executive officers and directors as a group.

The calculation of the percentage of beneficial ownership is based on 117,375,777 shares of Viskase Common Stock outstanding on [           ], 2025.
The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares Beneficially Owned by a Person and the percentage ownership of that Person, ordinary shares subject to options or other rights (as set forth above) held by that Person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other Person.
Unless otherwise indicated, Viskase believes that all Persons named in the table below have sole voting and investment power with respect to all shares of capital stock Beneficially Owned by them. To Viskase’s knowledge, no shares of Viskase Common Stock Beneficially Owned by any executive officer, director or director nominee have been pledged as security.
Name of Beneficial Owner	Shares of Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
American Entertainment Properties Corp.	107,706,629	91.76%
Directors and Named Executive Officers(1)
Thomas D. Davis	339,558	*
Robert E. Flint	—	—
Dustin DeMaria	—	—
Colin Kwak	—	—
Stephen T. Mauer	—	—
Peter K. Shea	—	—
Kenneth Shea	—	—
Michael Blecic	2,009	—
Joseph D. King	—	—
Thomas Holtz	—	—
Wolfgang Seitz	—	—
Robert Schouten	—	—
Mackenzie Stender	—	—
Joseph Plescia	—	—
Timothy P. Feast(2)	—	—

Name of Beneficial Owner	Shares of Beneficially Owned	Percentage of Shares Beneficially Owned
Wolfgang Seitz(2)	—	—
Marcelo Passos(4)	—	—
Carolyn Zhang(5)
All directors and current executive officers as a group (17 Persons)	341,567	*

*
Represents beneficial ownership of less than one percent (1%) of the shares of Viskase Common Stock.

(1)
The address for each of the named executive officers and directors listed in this table is c/o Viskase Companies, Inc., 333 E Butterfield Road, Suite 400, Lombard, Illinois 60148.

(2)
Effective December 1, 2025, Mr. Feast is no longer an employee of Viskase.

(3)
Effective August 31, 2025 Mr. Seitz resigned from Viskase.

(4)
Effective December 9, 2025, Mr. Passos is no longer an employee of Viskase.

(5)
Effective November 7, 2025, Ms. Zhang is no longer an employee of Viskase.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF POST-MERGER COMBINED COMPANY
The following table sets forth information regarding the expected beneficial ownership of the Combined Company immediately following the consummation of the Merger by:
•
each Person expected by the Combined Company to be the beneficial owner of more than five percent (5%) of the Combined Company Common Stock as of [           ], 2025;

•
each named executive officer of the Combined Company;

•
each of the Combined Company’s directors; and

•
all of the Combined Company’s executive officers and directors as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares Beneficially Owned by a Person and the percentage ownership of that Person, ordinary shares subject to options or other rights (as set forth above) held by that Person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other Person.
The expected beneficial ownership of shares of the Combined Company Common Stock following the consummation of the Merger has been determined based upon the following assumptions: (i) there will be an aggregate of 14,391,156 shares of Combined Company Common Stock issued and outstanding at the Closing, (after giving effect to the Reverse Stock Split), assuming a Closing Date of [•], (ii) prior to the Merger, each share of Enzon Series C Preferred Stock held by the IEH Parties will be exchanged for Enzon Common Stock pursuant to the Support Agreement and each share of Series C Preferred Stock held by non-Affiliates of IEH will be exchanged for Enzon Common Stock and (iii) the Liquidation Preference of the Enzon Preferred Stock is calculated as of [•].
Unless otherwise indicated, all Persons named in the table below have sole voting and investment power with respect to all shares of capital stock Beneficially Owned by them. No shares of the Combined Company Common Stock Beneficially Owned by any executive officer, director or director nominee have been pledged as security.
Name and Address of Beneficial Owner	Shares of Combined Company Common Stock	% of Combined Company Common Stock(1)	% of Combined Company Voting Power(2)
Directors and Executive Officers of Combined Company(1)
Thomas D. Davis	22,886	*%	*%
Michael Blecic	135	*%	*%
Jordan Bleznick	1,000	*%	*%
Randolph C. Read	2,000	*%	*%
Armando Herrera Jr.	—	—	—
Joseph D. King	—	—	—
Joseph Marigliano	—	—	—
Joseph Plescia	—	—	—
Mackenzie Stender	—	—	—
Jan Stevens	—	—	—
Robert Schouten	—	—	—

Name and Address of Beneficial Owner	Shares of Combined Company Common Stock	% of Combined Company Common Stock(1)	% of Combined Company Voting Power(2)
All Combined Company directors and executive officers as a group (11 individuals)	26,022	*%	*%
5% Holders of Combined Company Common Stock
Carl C. Icahn and affiliated entities	13,253,906	92.10%	92.10%

*
Represents beneficial ownership of less than one (1%) percent of the shares of the Combined Company Common Stock.

(1)
The address for each of the named executive officers and directors listed in this table is c/o 333 East Butterfield Road, Suite 400, Lombard, Illinois 60148, Attention: Joseph D. King, Secretary, Email: joe.king@viskase.com.

(2)
Effective December 1, 2025, Mr. Feast is no longer an employee of Viskase.

(3)
Effective November 7, 2025, Ms. Zhang is no longer an employee of Viskase.

(4)
Effective December 9, 2025, Mr. Passos is no longer an employee of Viskase.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a summary of the material U.S. federal income tax consequences of the Series C Exchange Offer, the Reverse Stock Split, and the Merger generally applicable to a “U.S. Holder” (as defined below) of Enzon Stock and Viskase Common Stock and is based on the Code, final, temporary, and proposed Treasury regulations thereunder, and published administrative rulings and judicial decisions, all as currently in effect as of the date of this prospectus/consent solicitation statement, and all of which are subject to change or different interpretations, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to a stockholder and their decision to participate in the Series C Exchange Offer, the Reverse Stock Split, and the Merger. The U.S. federal income tax consequences set forth below are based on current law. Because individual circumstances may differ, each holder should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such holder and the particular tax effects of the Series C Exchange Offer, the Reverse Stock Split, and the Merger to such holder, including the application and effect of U.S. federal estate and gift, state, local and other tax laws.’
Except as otherwise specifically set forth below, this summary addresses only those holders of Enzon Stock and Viskase Common Stock who are “U.S. Holders” (as defined below) and hold their stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this summary does not address all of the U.S. federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders that are subject to special rules such as, but not limited to: financial institutions; retirement plans, pensions, and employee stock ownership plans; pass-through entities or investors in pass-through entities; insurance companies; corporations that accumulate earnings to avoid U.S. federal income tax; tax-exempt organizations; regulated investment companies; real estate investment trusts; dealers in securities; traders in securities that elect to use a mark-to-market method of accounting; brokers; persons that hold stock as part of a straddle, hedge, constructive sale, conversion or other risk reduction transaction; persons that purchased or sell their shares of stock as part of a wash sale; U.S. expatriates and former citizens or long-term residents of the United States; persons that have a functional currency other than the U.S. dollar; stockholders who acquired their shares of stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan; and persons who actually or constructively own more than 5% of the outstanding shares of stock of either Enzon or Viskase. This discussion does not address any aspect of the alternative minimum tax, the Medicare tax on net investment income, the U.S. federal gift or estate tax, or state, local or foreign taxation.
If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Enzon Stock or Viskase Common Stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the tax activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold Enzon Stock or Viskase Comon Stock and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of the Series C Exchange Offer, the Reverse Stock Split, and the Merger.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Enzon Stock or Viskase Common Stock who for U.S. federal income tax purposes is (i) a citizen or individual resident of the United States; (ii) a corporation (or any other entity treated as a corporation for these purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if  (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.
Neither Enzon nor Viskase intends to request a ruling from the IRS or an opinion from counsel regarding the statements made in the following discussion. Accordingly, there can be no assurance that the IRS will not take a position contrary to such statements, or that any such contrary position would not be sustained by a court if contested by the IRS.
ALL HOLDERS OF ENZON STOCK AND VISKASE COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF

PARTICIPATING IN THE SERIES C EXCHANGE OFFER, THE REVERSE STOCK SPLIT, AND THE MERGER, AS APPLICABLE, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND OF HOLDING AND DISPOSING OF THE ENZON COMMON STOCK.
U.S. Federal Income Tax Consequences of the Series C Exchange Offer
Subject to the discussions below under “— Treatment of Accumulated and Unpaid Dividends on Series C Preferred Stock” and “Treatment of Cash in Lieu of Fractional Shares,” a U.S. Holder that receives Enzon Common Stock in exchange for its Enzon Series C Preferred Stock in the Series C Exchange Offer should generally be treated as having exchanged its Enzon Series C Preferred Stock for Enzon Common Stock in a “recapitalization” pursuant to Section 368(a)(1)(E) of the Code, and such U.S. Holder should generally not recognize gain or loss for U.S. federal income tax purposes. The U.S. Holder’s aggregate tax basis in the Enzon Common Stock received in the exchange should equal such U.S. Holder’s aggregated adjusted tax basis in such portion of the Enzon Series C Preferred Stock exchanged (subject to potential reduction in the tax basis due to the receipt of a taxable stock dividend, as discussed below). The holding period of the Enzon Common Stock received in the exchange should include such U.S. Holder’s holding period for such portion of the Enzon Series C Preferred Stock exchanged therefor. A U.S. Holder that acquired shares of Enzon Series C Preferred Stock on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period from the Enzon Series C Preferred Stock exchanged in the Series C Exchange Offer for Enzon Common Stock received in the exchange.
In the event the Series C Exchange Offer fails to qualify as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code, for U.S. federal income tax purpose, a U.S. Holder who exchanges Enzon Series C Preferred Stock solely for Enzon Common Stock pursuant to the Series C Exchange Offer generally would recognize gain or loss, as applicable, equal to the difference between (1) the fair market value of the Enzon Common Stock received in the exchange and (2) such holder’s adjusted tax basis in the Enzon Series C Preferred Stock surrendered in the exchange. Such gain or loss generally would be long-term capital gain or loss provided the U.S. Holder’s holding period in such Enzon Series C Preferred Stock exceeds one year at the time of the Series C Exchange Offer. Long-term capital gain of certain non-corporate U.S. Holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates. The deductibility of capital losses is subject to limitations. U.S. Holders that realize a loss should consult their tax advisors regarding any limitations on the deductibility of such losses. Under Section 302 of the Code, however, special rules may recharacterize the amount of cash received by a non-tendering U.S. Holder as a distribution that is taxable as a dividend under Section 301 of the Code to the extent of Enzon’s current or accumulated earnings and profits if the redemption is treated as economically equivalent to a dividend. Such recharacterization is most likely to result where a holder has a significant percentage ownership in Enzon (taking into account Enzon Common Stock actually owned and certain ownership attribution rules) and the redemption does not result in a meaningful reduction in such percentage interest. Holders should consult their own tax advisors regarding the possible application of Section 302 of the Code and whether the redemption results in sale or exchange treatment or dividend treatment to them.
Following the Merger, Enzon may, and at this time intends to, redeem any outstanding shares of Enzon Series C Preferred Stock for an amount of cash equal to the liquidation preference of such shares. As a result, if Enzon redeems such shares, non-tendering U.S. Holders of Enzon Series C Preferred Stock generally will recognize gain or loss equal to the difference between the amount of cash received and such holder’s adjusted tax basis in the Enzon Series C Preferred Stock redeemed. Such gain or loss would be long-term capital gain or loss provided the U.S. Holder’s holding period in such Enzon Series C Preferred Stock exceeds one year at the time of the redemption. Long-term capital gain of certain non-corporate U.S. Holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates. The deductibility of capital losses is subject to limitations. Under Section 302 of the Code, however, special rules may recharacterize the amount of cash received by a non-tendering U.S. Holder as a distribution that is taxable as a dividend under Section 301 of the Code to the extent of Enzon’s current or accumulated earnings and profits if the redemption is treated as economically equivalent to a dividend. Such a recharacterization is most likely to result where a holder has a significant percentage ownership in Enzon (taking into account Enzon Common Stock actually owned and certain ownership attribution rules) and the redemption does not result in a meaningful reduction in such percentage interest. Holders should consult their own tax advisors regarding the possible application of Section 302 of the Code and whether the redemption results in sale or exchange treatment or dividend treatment to them.
Treatment of Accumulated and Unpaid Dividends on Enzon Series C Preferred Stock.   As noted above, the receipt of Enzon Common Stock in exchange for Enzon Series C Preferred Stock in the Series C Exchange Offer generally will be treated as a “recapitalization” pursuant to Section 368(a)(1)(E) of the Code. At the time of the exchange, the Enzon Series C Preferred Stock is expected to have accumulated but unpaid dividends. With respect to the portion of a U.S. Holder’s Enzon Series C Preferred Stock that is attributable to accumulated but unpaid distributions, the receipt of Enzon Common Stock attributable to such Enzon Series C Preferred Stock could be treated as a taxable stock distribution under Sections 305(b) and (c) of the Code. The amount of such taxable stock distribution would equal the lesser of (i) the amount by which the fair market value of the Enzon Common Stock received in exchange for such Enzon Series C Preferred Stock exceeds the initial liquidation preference of such Enzon Series C Preferred Stock, and (ii) the amount of the accumulated but unpaid distributions to which such Enzon Series C Preferred Stock is attributable. Such taxable stock distribution would be taxable as a dividend to the extent of Enzon’s current and accumulated earnings and profits, if any, for the taxable year of the Series C Exchange Offer. Provided that certain holding period requirements are satisfied, any dividend amounts generally will constitute “qualified dividend income” of non-corporate U.S. Holders (including individuals) who are currently subject to reduced rates of U.S. federal income tax in respect of “qualified dividend income”. The amount of any distribution in excess of Enzon’s current and accumulated earnings and profits would be treated as a tax-free return of the U.S. Holder’s adjusted tax basis in its Enzon Series C Preferred Stock, and any excess after the U.S. Holder’s tax basis is reduced to zero will be treated as capital gain from the sale or exchange of the Enzon Series C Preferred Stock. The tax basis in the Enzon Common Stock received for the portion of the U.S. Holder’s Enzon Series C Preferred Stock that is attributable to accumulated but unpaid distributions would equal the amount of the taxable stock distribution, calculated as described above. The holding period for such Enzon Common Stock would begin a day after the U.S. Holder receives the Enzon Common Stock. U.S. Holders are urged to consult their tax advisors regarding the potential implications of these rules.
U.S. Federal Tax Consequences of the Ownership and Disposition of the Enzon Common Stock received pursuant to the Series C Exchange Offer
Distributions.   If distributions are made with respect to the Enzon Common Stock, such distributions will be treated as dividends to the extent of Enzon’s current and accumulated earnings and profits as determined under U.S. federal income tax principles. Provided that certain holding period requirements are satisfied, any dividend amounts generally will constitute “qualified dividend income”. Non-corporate U.S. Holders (including individuals) are currently subject to reduced rates of U.S. federal income tax in respect of “qualified dividend income”. Any portion of a distribution that exceeds Enzon’s current and accumulated earnings and profits will first be applied to reduce a U.S. Holder’s tax basis in the Enzon Common Stock, and the excess will be treated as gain from the disposition of the Enzon Common Stock.
Disposition of Stock.   In general, upon a sale or other taxable disposition of the Enzon Common Stock, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. Holder’s adjusted tax basis in the Enzon Common Stock. Any such gain or loss will be capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Enzon Common Stock at the time of the disposition is more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) are generally subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations.
U.S. Federal Income Tax Consequences of the Reverse Stock Split
The Reverse Stock Split is intended to constitute a “recapitalization” pursuant to Section 368(a)(1)(E) of the Code and/or an exchange described in Section 1036(a) of the Code. If it so qualifies, subject to the discussion below under “Treatment of Cash in Lieu of Fractional Shares,” a U.S. Holder of Enzon Common Stock generally should not recognize gain or loss as a result of the Reverse Stock Split for U.S. federal income tax purposes. A U.S. Holder’s aggregate adjusted tax basis in the shares of Enzon Common Stock received pursuant to the Reverse Stock Split should equal the aggregate adjusted tax basis of the shares of

Enzon Common Stock exchanged therefor (subject to adjustments regarding the receipt of cash in lieu of a fractional share, as discussed below). The U.S. Holder’s holding period in the shares of Enzon Common Stock received pursuant to the Reverse Stock Split should include the holding period in the shares of Enzon Common Stock exchanged therefor. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of shares of stock surrendered in an exchange such as the Reverse Stock Split to shares received in such an exchange. A U.S. Holder that acquired shares of Enzon Common Stock on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period from shares of common stock surrendered in the Reverse Stock Split to shares received in the Reverse Stock Split.
U.S. Federal Income Tax Consequences of the Merger
The Merger, taken together with the conversion of Viskase into a limited liability company promptly after the Merger, is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If it so qualifies, subject to the discussion below under “Treatment of Cash in Lieu of Fractional Shares,” a U.S. Holder of Viskase Common Stock generally will not recognize gain or loss as a result of the Merger which for U.S. federal income tax purposes would be treated as a deemed exchange of Viskase Common Stock for Enzon Common Stock. A U.S. Holder’s aggregate tax basis in the Enzon Common Stock received pursuant to the Merger generally will equal the U.S. Holder’s aggregate tax basis in the Viskase Common Stock exchanged therefor. A U.S. Holder’s holding period in Enzon Common Stock received pursuant to the Merger generally will include the holding period for its Viskase Common Stock surrendered in exchange therefor. U.S. Holders who hold shares of Viskase Common Stock with differing tax bases or holding periods should consult their tax advisors with regard to identifying the tax bases or holding periods of the particular shares of Enzon Common Stock received in the Merger.
If the Merger, taken together with the conversion of Viskase into a limited liability company promptly after the Merger, does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes, a U.S. Holder of Viskase Common Stock generally would be treated as selling its Viskase Common Stock in exchange for Enzon Common Stock in a taxable transaction. In such event, a U.S. Holder of Viskase Common Stock that receives Enzon Common Stock generally would recognize capital gain or loss in an amount equal to the difference, if any, between (1) the fair market value of the Enzon Common Stock received in the Merger and (2) such holder’s adjusted tax basis in the Viskase Common Stock surrendered. Such gain or loss generally would be long-term capital gain or loss provided the U.S. Holder’s holding period in such Viskase Common Stock exceeds one year at the time of the Merger. Long-term capital gain of certain non-corporate U.S. Holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates. The deductibility of capital losses is subject to limitations. U.S. Holders that realize a loss should consult their tax advisors regarding any limitations on the deductibility of such losses. If the Merger is treated as a taxable sale of Viskase Common Stock, a U.S. Holder’s initial tax basis in the Enzon Common Stock received in the Merger will equal the fair market value of such stock upon receipt, and the holding period for such stock will begin on the day following the Merger. U.S. Holders of Viskase Common Stock should consult their tax advisors about the U.S. federal income tax consequences of the Merger in the event that the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
No Enzon Stock will be transferred or exchanged pursuant to the Merger. As such, a U.S. Holder of Enzon Stock will not recognize any gain or loss pursuant to the Merger. This should be the case regardless as to whether or not the Merger, taken together with the conversion of Viskase into a limited liability company after the Merger, qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.
Treatment of Cash in Lieu of Fractional Shares
A U.S. Holder who receives cash in lieu of a fractional share of Enzon Common Stock in the Series C Exchange Offer, the Reverse Stock Split, or the Merger will generally be treated as having received the fractional share of Enzon Common Stock pursuant to the Series C Exchange Offer, the Reverse Stock Split, or the Merger, subject to the tax-free treatment described above, and then as having sold to Enzon such fractional share for cash. As a result, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share of Enzon Common

Stock. Gain or loss recognized with respect to cash received in lieu of a fractional share of Enzon Common Stock will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time of the Series C Exchange Offer, the Reverse Stock Split, or the Merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.
Information Reporting
A U.S. Holder who receives Enzon Common Stock in the Series C Exchange Offer, the Reverse Stock Split, and/or the Merger in a tax-free exchange under Section 368 of the Code may be required to retain in its records, and file with its U.S. federal income tax return for the taxable year in which the exchange takes place, a statement setting forth all of the relevant facts in respect of the nonrecognition of gain or loss upon such exchange including: (a) tax basis in the Enzon Stock or Viskase Common Stock tendered in the exchange; and (b) the fair market value of the Enzon Common Stock received in the exchange as of the effective time of the exchange. Each U.S. Holder is urged to consult its own tax advisor concerning any information reporting requirements applicable to the Series C Exchange Offer, the Reverse Stock Split, and/or the Merger.
With respect to the ownership and taxable disposition of the Enzon Common Stock, information reporting requirements generally will apply to distributions on the Enzon Common Stock and the proceeds of a taxable disposition of such stock paid to a U.S. Holder unless the U.S. Holder is an exempt recipient and, if requested, certifies as to that status. Backup withholding generally will also apply if the U.S. Holder fails to provide an appropriate certification with its correct taxpayer identification number or certification of exempt status. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
THE PRECEDING DISCUSSION IS INTENDED ONLY AS A GENERAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SERIES C EXCHANGE OFFER, THE REVERSE STOCK SPLIT, AND/OR THE MERGER AND IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS THAT MAY BE IMPORTANT TO YOU. THUS, YOU ARE STRONGLY ENCOURAGED TO CONSULT YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF SUCH TRANSACTIONS TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS.

LEGAL MATTERS
The validity of the shares of Enzon Common Stock to be issued pursuant to the Merger will be passed upon for Enzon by Thompson Hine LLP, counsel to Enzon.
EXPERTS
Enzon
The consolidated balance sheets of Enzon Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2024 and 2023, and the related consolidated statements of operations, mezzanine equity and stockholders’ equity, and cash flows for each of the years then ended, have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is incorporated herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.
Viskase
The financial statements of Viskase as of and for the years ended December 31, 2023 and December 31, 2024 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thorton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
FUTURE STOCKHOLDER PROPOSALS
Enzon has not yet determined the date for its 2025 annual meeting of stockholders. The date for Enzon’s 2025 annual meeting of stockholders will be more than 30 days from the one (1) -year anniversary of Enzon’s 2024 annual meeting of stockholders (i.e., September 26, 2025). Enzon will disclose the date of its 2025 annual meeting by filing a Current Report on Form 8-K with the SEC when the date of such meeting has been determined. Stockholder proposals intended for inclusion in Enzon’s proxy statement for its 2025 annual meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act must be directed to the Secretary, Enzon Pharmaceuticals, Inc., at 20 Commerce Drive, Suite 135, Cranford, New Jersey 07016.
As Enzon’s 2025 annual meeting date will be more than 30 days from the one (1) -year anniversary of the 2024 annual meeting (i.e., September 26, 2025), the deadline for submitting stockholder proposals pursuant to Rule 14a-8 under the Exchange Act is a reasonable time before Enzon begins to print and send proxy materials for such annual meeting. In order for proposals of stockholders made outside of Rule 14a-8 under the Exchange Act to be considered timely in accordance with the Enzon By-laws, as Enzon’s 2025 annual meeting date will be more than 30 days from the one (1) -year anniversary of the 2024 annual meeting (i.e., September 26, 2025), such proposals must be received by the Secretary at the above address by the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.
To comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Enzon’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act and such notice must be postmarked or transmitted electronically to Enzon by the later of (i) 60 calendar days prior to the date of the 2025 annual meeting or (ii) the tenth (10th) calendar day following the day on which public announcement of the date of the 2025 annual meeting is first made by Enzon. Such notice may be mailed to the Secretary at the address above or emailed to investor@enzon.com.
If the Merger is consummated, any such stockholder proposals made after the Effective Time should be sent to the Combined Company’s Secretary at Viskase Holdings, Inc., 333 East Butterfield Road, Suite 400, Lombard, Illinois 60148, Attention: Joseph D. King, Secretary, Email: joe.king@viskase.com, by the close of business on the required deadline.
HOUSEHOLDING OF CONSENT SOLICITATION MATERIALS
The SEC permits companies to send a single consent solicitation statement to any household at which two (2) or more stockholders reside, unless contrary instructions have been received, but only if the applicable company provides advance notice and follows certain procedures.

If you hold your shares of Enzon Common Stock in “street name,” your brokerage firm, bank or other nominee may have instituted householding. If your household has multiple accounts holding Enzon Common Stock, you may have already received householding notification from your bank, brokerage firm or other nominee. Please contact your brokerage firm, bank or other nominee directly if you have any questions or require additional copies of this prospectus/consent solicitation statement. The brokerage firm, bank or other nominee will arrange for delivery of a separate copy of this prospectus/consent solicitation statement promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies. Not all brokerage firms, brokers or other nominees may offer the opportunity to permit beneficial owners to participate in householding. If you want to participate in householding and eliminate duplicate mailings in the future, you must contact your brokerage firm, bank or other nominee directly.

WHERE YOU CAN FIND MORE INFORMATION
Enzon files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, including Enzon, who file electronically with the SEC. The address of that website is www.sec.gov.
Enzon’s SEC filings are also available at https://investor.enzon.com under the tab “SEC Filings” and Viskase’s OTC filings are also available at https://www.otcmarkets.com/stock/VKSC/disclosure. By referring to Enzon’s website, Viskase’s website and the SEC’s website, Enzon and Viskase do not incorporate any such website or its contents into this prospectus/consent solicitation statement. The Enzon Common Stock is quoted on the OTC under the trading symbol of “ENZN” and the Viskase Common Stock is quoted on the OTC under the trading symbol of “VKSC.”
This information is available to you without charge upon your request in writing, by email or by telephone from Enzon or Viskase at their respective addresses and telephone numbers listed below or by accessing such documents on the websites listed below.
For Enzon Stockholders:	For Viskase Stockholders:
Enzon Pharmaceuticals, Inc. 20 Commerce Drive, Suite 135 Cranford, New Jersey 07016 Phone: (732) 980-4500 investor@enzon.com www.enzon.com	Viskase Companies, Inc. 333 East Butterfield Road, Suite 400 Lombard, Illinois 60148 Phone: (630) 874-0700 joe.king@viskase.com www.viskase.com

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Enzon Pharmaceuticals, Inc. and Subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Enzon Pharmaceuticals, Inc. and Subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, mezzanine equity and stockholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
As discussed in Note 9 to the consolidated financial statements, the Company records a valuation allowance based on the assessment of the realizability of the Company’s deferred tax assets. For the year-ended December 31, 2024, the Company had deferred tax assets before valuation allowances of approximately $32.4 million. As of December 31, 2024, the Company has recorded a valuation allowance of approximately $32.4 million on the deferred tax assets, resulting in a deferred tax asset of $17,000 as of December 31, 2024. In assessing the realizability of deferred tax assets the Company must assess its tax planning strategies, enacted and effective tax law considerations, and whether sufficient future taxable income will be generated to support the realization of the existing deferred tax assets before expiration, using assumptions about Company-specific conditions and events.

We identified the assessment of realizability of deferred tax assets as a critical audit matter due to the significant judgement and estimation required by management in their assessment. This in turn led to a high degree of auditor subjectivity and significant audit effort was required in performing our procedures and evaluating audit evidence relating to estimates and assumptions made by management.
Addressing the matter involved performing procedures and evaluating audit evidence, in connection with forming our overall opinion on the consolidated financial statements. We obtained an understanding and evaluated the design of controls over the valuation of deferred taxes. Our procedures also included, among others, an evaluation of: (a) the expiration dates of certain deferred tax assets, primarily federal and state net operating loss carryforwards, (b) whether the Company may have experienced an ownership change resulting in annual limitation of net operating loss carryforwards, and (c) the assumptions used by the Company to develop projections of future taxable income by income tax jurisdiction and tested the completeness and accuracy of the underlying data used in the projections. We compared the projections of future taxable income with the actual results of prior periods, as well as management’s consideration of current industry and economic trends. We also compared the projections of future taxable income with other forecasted financial information prepared by the Company. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in considering whether management demonstrated their ability and intent in executing planned strategies, including the reasonableness of the application of enacted and effective tax law.
/s/ EisnerAmper LLP
We have served as the Company’s auditor since 2013.
EISNERAMPER LLP
Philadelphia, Pennsylvania
February 21, 2025

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)
	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$46,859	$47,012
Other current assets	293	331
Total current assets	47,152	47,343
Deferred tax asset	17	359
Total assets	$47,169	$47,702
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$331	$331
Accrued expenses and other current liabilities	72	108
Dividends payable on Series C preferred stock	1,275	1,275
Total current liabilities	1,678	1,714
Commitments and contingencies
Mezzanine equity:
Series C preferred stock – $0.01 par value, 40,000 shares authorized, issued and outstanding (liquidation value $1,062 per share) at December 31, 2024 and 2023	42,483	42,483
Stockholders’ equity:
Preferred stock – $0.01 par value, authorized 2,960,000 shares; no shares issued and outstanding at December 31, 2024 and 2023	—	—
Common stock – $0.01 par value, authorized 170,000,000 shares; issued and outstanding 74,214,603 shares at December 31, 2024 and 2023	742	742
Additional paid-in capital	72,158	73,433
Accumulated deficit	(69,892)	(70,670)
Total stockholders’ equity	3,008	3,505
Total liabilities, mezzanine equity and stockholders’ equity	$47,169	$47,702
The accompanying notes are an integral part of these consolidated financial statements.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
	Year Ended December 31,
	2024	2023
Revenues:
Royalties and milestones, net	$26	$—
Total revenues	26	—
Operating expenses:
General and administrative	1,353	1,044
Total operating expenses	1,353	1,044
Operating loss	(1,327)	(1,044)
Interest and dividend income	2,452	2,261
Income before income tax (expense) benefit	1,125	1,217
Income tax (expense) benefit	(347)	156
Net income	778	1,373
Dividends on Series C preferred stock	(1,275)	(1,275)
Net (loss) income available to common shareholders	$(497)	$98
(Loss) income per common share
Basic and diluted	$(0.01)	$0.00
Weighted average number of common shares
Basic and diluted	74,215	74,215
The accompanying notes are an integral part of these consolidated financial statements.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
(In thousands)
	Mezzanine Equity — Series C Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Balance, December 31, 2022	40	$42,483	74,215	$742	$74,708	$(72,043)	$3,407
Net income	—	—	—	—	—	1,373	1,373
Preferred stock dividend declared	—	—	—	—	(1,275)	—	(1,275)
Balance, December 31, 2023	40	42,483	74,215	742	73,433	(70,670)	3,505
Net income	—	—	—	—	—	778	778
Preferred stock dividend declared	—	—	—	—	(1,275)	—	(1,275)
Balance, December 31, 2024	40	$42,483	74,215	$742	$72,158	$(69,892)	$3,008
The accompanying notes are an integral part of these consolidated financial statements.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Year Ended December 31,
	2024	2023
Cash flows from operating activities:
Net income	$778	$1,373
Adjustments to reconcile net income to net cash provided by in operating activities:
Deferred income taxes	342	(157)
Changes in operating assets and liabilities
Decrease in other current assets	38	74
(Decrease) increase in accrued expenses and other current liabilities	(36)	15
Net cash provided by operating activities	1,122	1,305
Cash flows from financing activities:
Preferred stock dividend payments	(1,275)	(1,275)
Net cash used in financing activities	(1,275)	(1,275)
Net (decrease) increase in cash	(153)	30
Cash and cash equivalents at beginning of year	47,012	46,982
Cash and cash equivalents at end of year	$46,859	$47,012
Non-cash financing activities:
Declaration of dividend for Series C Preferred Stock	$1,275	$1,275
The accompanying notes are an integral part of these consolidated financial statements.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1)
Description of Business

Enzon Pharmaceuticals, Inc. (together with its subsidiaries, the “Company,” “Enzon,” “we” or “us”) is positioned as a public company acquisition vehicle, where it can become an acquisition platform and potentially utilize its net operating loss carryforwards (“NOLs”) in an effort to enhance stockholder value.
In September 2020, the Company initiated a rights offering for its common and preferred stock (see below and Note 13 to our Condensed Consolidated Financial Statements), which closed in October 2020, and it realized $43.6 million in gross proceeds. This has enabled the Company to embark on its plan to potentially realize the value of its more than $100 million NOLs by acquiring businesses or assets. To protect the NOLs, in August 2020, the Company’s Board of Directors (the “Board”) adopted a Section 382 rights plan (see Note 12 to our Condensed Consolidated Financial Statements).
Historically, the Company had received royalty revenues from licensing arrangements with other companies primarily related to sales of certain drug products that utilized Enzon’s proprietary technology. In recent years, the Company has had no clinical operations and limited corporate operations. Enzon has a marketing agreement in the drug Vicineum, which, if approved, will, potentially, generate milestone and royalty payments to it in the future. Enzon cannot assure you that it will earn material future royalties or milestones.
The Board and the Company’s management are actively involved in pursuing, sourcing, reviewing and evaluating various potential acquisition transactions consistent with its strategy. The Company’s management and Board have made a number of contacts and engaged in discussions with principals of individual companies and financial advisors on behalf of various individual companies, while continuing to evaluate potential transactions. To date, no actionable transactions have been initiated.
The Company has a marketing agreement with Micromet AG, now part of Amgen, Inc. (the “Micromet Agreement”), pursuant to which it may be entitled to certain milestone and royalty payments if Vicineum, a drug that was being developed by Sesen, Inc., (Sesen”) is approved for the treatment of non-muscle invasive bladder cancer. Sesen announced that it had completed a merger with Carisma Therapeutics Inc. (“Carisma”) and that the combined company will focus on the advancement of Carisma’s proprietary cell therapy for the treatment of cancer and other disorders and that that it intends to seek a partner for the further development of Vicineum.
During the 2nd quarter of 2024, we received a license maintenance fee of approximately $26,000 from Amgen, Inc. in payment of a worldwide, royalty-free non-exclusive right to license Vicineum. The fee represents half of the amount paid by Viventia Biotech (Barbados) Inc. (“Viventia”), part of Sesen, on an annual basis for the continued right to license Vicineum. The Company did not receive any license maintenance fees in 2023.
In August 2020, the Board adopted a Section 382 rights plan and declared a dividend distribution of one right for each outstanding share of the Company’s common stock to stockholders of record at the close of business on August 24, 2020. (See Note 11 to the Consolidated Financial Statements.)
In September 2020, the Board approved a Rights Offering (the “Rights Offering”), by which the Company distributed, at no charge to all holders of its common stock on September 23, 2020 (the “Record Date”), transferable subscription rights to purchase units (“Units”) at a subscription price per Unit of $1,090. In the Rights Offering, each stockholder on the Record Date received one subscription right for every share of common stock owned on the Record Date. For every 1,105 subscription rights held, a stockholder was entitled to purchase one Unit at the subscription price. Each Unit consisted of one share of newly designated Series C Preferred Stock, par value $0.01 per share, and 750 shares of the Company’s common stock. The subscription period for the Rights Offering ended on October 9, 2020.

As a result of the sale of all 40,000 Units available for purchase in the Rights Offering, the Company received approximately $43.6 million of gross proceeds and had 40,000 shares of Series C Preferred Stock outstanding and an aggregate of 74,214,603 shares of common stock outstanding following the Rights Offering. (See Note 12 to the Consolidated Financial Statements.)
On an annual basis, the Board may, at its sole discretion, cause a dividend with respect to the Series C Preferred Stock to be paid in cash to the holders in an amount equal to 3% of the liquidation preference as in effect at such time (initially $1,000 per share). If the dividend is not so paid in cash, the liquidation preference is adjusted and increased annually by an amount equal to 5% of the liquidation preference per share as in effect at such time, that is not paid in cash to the holders on such date. The Board did not declare a dividend as of December 31, 2021 and, at December 31, 2021 the liquidation value of the Series C Preferred Stock was $1,062 per share. On December 29, 2022, the Board declared a cash dividend of 3% on the Series C Preferred Stock, aggregating $1,275,000 or $31.86 per share. Accordingly, the cumulative liquidation value of the Series C Preferred Stock remained at approximately $42,483,000 ($1,062 per share) on December 31, 2022. On December 28, 2023, the Board declared a cash dividend of 3% on the Series C Preferred Stock, aggregating approximately $1,275,000 or $31.86 per share. Accordingly, the cumulative liquidation value of the Series C Preferred Stock remained at approximately $42,483,000 ($1,062 per share) on December 31, 2023. The dividend was paid on January 17, 2024 to the holders of record of the Company’s Series C Preferred Stock as of January 10, 2024. (See Note 13 to the Consolidated Financial Statements.) On December 20, 2024, the Board declared a cash dividend of 3% on the Series C Preferred Stock, aggregating approximately $1,275,000 or $31.86 per share. Accordingly, the cumulative liquidation value of the Series C Preferred Stock remained at approximately $42,483,000 ($1,062 per share) on December 31, 2024. The dividend was paid on January 9, 2025 to the holders of record of the Company’s Series C Preferred Stock as of January 2, 2025. (See Note 13 to the Consolidated Financial Statements.)
The Company maintains its principal executive offices at 20 Commerce Drive, Suite 135, Cranford, New Jersey 07016 through a service agreement with Regus Management Group, LLC.
(2)
Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of Enzon Pharmaceuticals, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated as part of the consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates include legal and contractual contingencies and income taxes. Although management bases its estimates on historical experience, relevant current information and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ from these estimates.
Financial Instruments and Fair Value
The carrying values of cash and cash equivalents, royalty receivable, other current assets, accounts payable, accrued expenses and other current liabilities in the Company’s consolidated balance sheets approximated their fair values at December 31, 2024 and 2023 due to their short-term nature. As of December 31, 2024 and 2023, the Company held cash equivalents aggregating approximately $46.8 million and $46.5 million, respectively.

Revenue Recognition
Royalty revenues from the Company’s agreements with third parties and pursuant to the sale of the Company’s former specialty pharmaceutical business are recognized when the Company can reasonably determine the amounts earned. In most cases, this will be upon notification from the third-party licensee, which is typically during the quarter following the quarter in which the sales occurred. The Company does not participate in the selling or marketing of products for which it receives royalties. Because the Company records revenue only when collection is assured, no provision for uncollectible accounts is established upon recognition of revenues.
Contingent payments with third parties and pursuant to the sale of the Company’s former specialty pharmaceutical business are recognized as income when the milestone has been achieved and collection is assured, such payments are non-refundable and no further effort is required on the part of the Company or the other party to complete the earnings process.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized. The effect of a change in tax rates or laws on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date of the rate change. A valuation allowance is established to reduce the deferred tax assets to the amounts that are more likely than not to be realized from operations.
Tax benefits of uncertain tax positions are recognized only if it is more likely than not that the Company will be able to sustain a position taken on an income tax return. The Company has no liability for uncertain tax positions. Interest and penalties, if any, related to unrecognized tax benefits would be recognized as income tax expense.
(3)
Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 14 in the accompanying notes to the consolidated financial statements.
(4)
Accounts Payable, Accrued Expenses and Dividends Payable on Series C Preferred Stock

Prior to 2017, the Company’s primary source of royalty revenues was derived from sales of PegIntron, which is marketed by Merck & Co., Inc. (“Merck”). At December 31, 2022, we recorded a liability to Merck of approximately $331,000, based primarily on Merck’s assertions regarding recoupments related to prior returns and rebates. During the years ended December 31, 2024 and 2023, no additional royalties or recoupments related to PegIntron were reported by Merck. As such, as asserted by Merck, the Company’s recorded liability to Merck remained at $331,000 at December 31, 2024 and 2023. The Company will receive no future royalties or chargebacks from Merck.

Accrued expenses and other current liabilities consisted of the following as of December 31, 2024 and 2023 (in thousands):
	December 31, 2024	December 31, 2023
Professional and consulting fees	$67	$92
Other	5	16
	$72	$108
On December 20, 2024, the Board declared a cash dividend of 3% of the liquidation preference ($42,483,286) of the Series C Preferred Stock, aggregating approximately $1,275,000 ($31.86 per share). Such dividend was accrued at December 31, 2024 and paid on January 9, 2025.
(5)
Stockholders’ Equity

Preferred Stock
The Company has authorized 3,000,000 shares of preferred stock in one or more series of which, at December 31, 2024 and 2023, 40,000 shares have been issued, are outstanding and are designated as Series C Preferred Stock in connection with the Rights Offering discussed in Note 14 and 100,000 shares have been designated as Series A-1 Junior Participating Preferred Stock in connection with the August 2020 Section 382 rights plan discussed in Note 11.
Common Stock
As of December 31, 2024, the Company reserved 9,818,392 shares of its common stock for the non-qualified and incentive stock plans.
(6)
Cash Dividend

No dividend on the shares of the Company’s common stock has been paid or declared during the years ended December 31, 2024 and 2023.
On December 20, 2024, the Board declared a cash dividend of 3% on the Series C Preferred Stock, aggregating approximately $1,275,000 or $31.86 per share. Accordingly, the cumulative liquidation value of the Series C Preferred Stock was approximately $42,483,000 ($1,062 per share) on December 31, 2024. The dividend was paid on January 9, 2025 to the holders of record of the Company’s Series C Preferred Stock as of January 2, 2025 (See Note 13 to the Consolidated Financial Statements).
On December 28, 2023, the Board declared a cash dividend of 3% on the Series C Preferred Stock, aggregating approximately $1,275,000 or $31.86 per share. Accordingly, the cumulative liquidation value of the Series C Preferred Stock was approximately $42,483,000 ($1,062 per share) on December 31, 2023. The dividend was paid on January 17, 2024 to the holders of record of the Company’s Series C Preferred Stock as of January 10, 2024 (See Note 13 to the Consolidated Financial Statements).
(7)
Income (Loss) Per Common Share

Basic earnings (loss) per common share (EPS) is calculated by dividing net income (loss), less any dividends, accretion or reduction or redemption on the Company’s Series C Preferred Stock, by the weighted average number of common shares outstanding during the reported period. Restricted stock awards and restricted stock units (collectively, “nonvested shares”) are not considered to be outstanding shares until the service or performance vesting period has been completed.
The diluted earnings per common share calculation would normally involve adjusting both the denominator and numerator as described here if the effect is dilutive.
For purposes of calculating diluted earnings per common share, the denominator normally includes both the weighted-average number of shares of common stock outstanding and the number of common stock equivalents if the inclusion of such common stock equivalents is dilutive. Dilutive common stock equivalents potentially include stock options and nonvested shares using the treasury stock method and shares issuable under the employee stock purchase plan. During each of the years ended December 31, 2024 and 2023, there were no common stock equivalents. Because there were no stock options or other equity —  based incentives outstanding in the 2024 and 2023 periods the Company had no common stock equivalents during the years ended December 31, 2024 and 2023. Income (loss) per common share information was as follows (in thousands, except per share amounts) for the years ended December 31, 2024 and 2023:
	2024	2023
(Loss) Income per Common Share – Basic and Diluted
Net income for year	$778	$1,373
Dividends on Series C preferred stock	(1,275)	(1,275)
Net (loss) income available to common shareholders	$(497)	$98
Weighted-average number of common shares outstanding	74,215	74,215
Basic and diluted (loss) income per common share	$(0.01)	$0.00

(8)
Stock Options

All of the Company’s incentive, stock options and equity-based compensation plans were terminated effective February 24, 2022 and, as such, there will be no further grants made pursuant these plans. There were no options outstanding at December 31, 2024 and 2023.
(9)
Income Taxes

The components of the income tax provision (benefit) are summarized as follows (in thousands):
	Year Ended December 31,
	2024	2023
Current:
Federal	$—	$—
State and foreign	5	1
Total current	5	1
Deferred:
Federal	255	(117)
State	87	(40)
Total deferred	342	(157)
Income tax expense (benefit)	$347	$(156)
The following table represents the reconciliation between the reported income taxes and the income taxes that would be computed by applying the federal statutory rate (21% for years ended December 31, 2024 and 2023) to income before taxes (in thousands):
	Year Ended December 31,
	2024	2023
Income tax provision at federal statutory rate	$236	$256
Add (deduct) effect of:
State income taxes, net of federal tax	84	87
Expiration of federal research and development credits	1,694	1,637
Change in valuation allowance	(1,667)	(2,136)
Income tax expense (benefit)	$347	$(156)

No federal income tax expense was incurred in relation to normal operating results.
As of December 31, 2024 and 2023, the cumulative tax effects of temporary differences that give rise to the deferred tax assets were as follows (in thousands):
	December 31, 2024	December 31, 2023
Deferred tax assets:
Federal and state net operating loss carryforward	$22,983	$23,297
Research and development credits carryforward	9,426	11,121
Total gross deferred tax assets	32,409	34,418
Less valuation allowance	(32,392)	(34,059)
Net deferred tax assets	$17	$359
ASC 740 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Because of the inherent uncertainties, including future interest rates, whether or when an acquisition of a profitable entity will come to fruition and other factors, projecting long-term future performance of the Company is problematical. Accordingly, the Company is only projecting 2025 pre-tax book income due to interest rates on its short-term cash investments and the absence of any potentially actionable acquisitions at this time.
Upon review of positive and negative evidence in determining a partial reversal of the valuation allowance, the Company increased the valuation allowance due to decreased income projections in comparison to the prior year. The Company is projecting increased expenses while interest rates may fluctuate slightly throughout 2025. Additionally, due to the valuation allowance placed on the Company’s deferred tax assets, the expiration of research and development credits during the year caused a corresponding reduction in valuation allowance. As a result, the valuation allowance for the Company decreased during the year ended December 31, 2024.
In 2024, the Company generated approximately $1.1 million in taxable income before utilization of NOLs. The Company utilized approximately $1.2 million of the NOLs during 2023. The Company may acquire businesses, entities or revenue streams that could generate sufficient income so that it can utilize its approximately $101.4 million NOL. To date, no actionable acquisition candidates have been identified and, while the Company may ultimately be successful in realizing some or all of the value of its NOLs, the Company cannot provide assurance that it will be able to realize any value of its NOLs.
Management of the Company will continue to assess the need for this valuation allowance and will make adjustments when appropriate.
At December 31, 2024, the Company had federal NOLs of approximately $101.4 million, of which approximately $98.3 million will expire in the years 2025 through 2036, and New Jersey state NOLs of approximately $23.7 million that expire in the years 2031 through 2042. Under the Tax Cuts and Jobs Act, federal net operating losses generated in tax years beginning after December 31, 2017 have an unlimited carryforward period, and the amount of net operating loss allowed to be utilized each year is limited to 80% of taxable income.
The Company also had federal research and development (“R&D”) credit carryforwards of approximately $1.7 million that expired in 2024 and $1.6 million that expired in 2023. The Company has remaining R&D credit carryforwards of approximately $9.4 million that expire in the years 2025 through 2029. These deferred tax assets were subject to a valuation allowance such that the deferred tax expense incurred as a result of the expiration of the capital loss and R&D credit carryforwards was offset by a corresponding deferred tax benefit for the related reduction in valuation allowance.
The Company’s ability to use the NOLs and R&D tax credit carryforwards may be limited, as they are subject to certain limitations due to ownership changes as defined by rules pursuant to Section 382 of the Internal Revenue Code of 1986, as amended. However, management of the Company believes that the

Company’s NOLs will not be limited by any changes in the Company’s ownership as a result of the successful completion of the Rights Offering. (See Note 13 to the Consolidated Financial Statements.) Additionally, in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its NOLs, the Board adopted a Section 382 rights plan. (See Note 11 to the Consolidated Financial Statements.)
The Company has not recorded a liability for unrecognized income tax benefits.
(10)
Commitments and Contingent Liabilities

The Company has been involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company’s consolidated financial position, results of operations, or liquidity.
(11)
Section 382 Rights Plan

On August 14, 2020, in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its NOLs, the Board adopted a Section 382 rights plan and declared a dividend distribution of one right for each outstanding share of the Company’s common stock to stockholders of record at the close of business on August 24, 2020. Accordingly, holders of the Company’s common stock own one preferred stock purchase right for each share of common stock owned by such holder. The rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events as set forth in the Section 382 rights plan. If the rights become exercisable, each right would initially represent the right to purchase from the Company one one-thousandth of a share of the Company’s Series A-1 Junior Participating Preferred Stock, par value $0.01 per share, for a purchase price of $1.20 per right. If issued, each fractional share of Series A-1 Junior Participating Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of the Company’s common stock. However, prior to exercise, a right does not give its holder any rights as a stockholder of the Company, including any dividend, voting or liquidation rights. The rights will expire on the earliest of (i) the close of business on June 2, 2024 (unless that date is advanced or extended by the Board), (ii) the time at which the rights are redeemed or exchanged under the Section 382 rights plan, (iii) the close of business on the day of repeal of Section 382 of the Code or any successor statute or (iv) the close of business on the first day of a taxable year of the Company to which the Company’s Board of Directors determines that no NOLs may be carried forward.
On May 16, 2024, the Company entered into the Second Amendment to the Section 382 Rights Agreement, which extends the expiration date to the close of business on March 31, 2025.
(12)
Rights Offering

On September 1, 2020, the Board approved a Rights Offering. For every 1,105 subscription rights held, a stockholder was entitled to purchase one Unit at the subscription price of $1,090. Each Unit consisted of one share of newly designated Series C Preferred Stock, par value $0.01 per share, and 750 shares of the Company’s common stock. On October 9, 2020, the Rights Offering expired and, as a result of the sale of all 40,000 Units, the Company received approximately $43.6 million in gross proceeds and issued shares of Series C Preferred Stock and shares of common stock such that, following the closing of the Rights Offering, there was an aggregate of 40,000 shares of Series C Preferred Stock outstanding and 74,214,603 shares of common stock outstanding.
On an annual basis, the Board may, at its sole discretion, cause a dividend with respect to the Series C Preferred Stock to be paid in cash to the holders in an amount equal to 3% of the liquidation preference as in effect at such time (initially $1,000 per share). If the dividend is not so paid in cash, the liquidation preference is adjusted and increased annually by an amount equal to 5% of the liquidation preference per share as in effect at such time, that is not paid in cash to the holders on such date. Holders of Series C Preferred Stock do not have any voting rights and the Series C Preferred Stock is not convertible into shares of the Company’s common stock. The initial liquidation value of the Series C Preferred Stock was $1,000 per share. At December 31, 2021 the liquidation value of the Series C Preferred Stock was $1,062 per share, inasmuch as no dividend was declared or paid in cash. On December 29, 2022, the Board declared a cash dividend of 3%

on the Series C Preferred Stock, aggregating approximately $1,275,000 or $31.86 per share. Accordingly, the liquidation value of the Series C Preferred Stock was $1,062 per share on December 31, 2022. The dividend was paid on January 17, 2023 to the holders of record of the Company’s Series C Preferred Stock as of January 10, 2023. On December 28, 2023, the Board declared a cash dividend of 3% on the Series C Preferred Stock, aggregating approximately $1,275,000 or $31.86 per share. Accordingly, the liquidation value of the Series C Preferred Stock remained at $1,062 per share on December 31, 2023. The dividend was paid on January 17, 2024 to the holders of record of the Company’s Series C Preferred Stock as of January 10, 2024. On December 20, 2024, the Board declared a cash dividend of 3% on the Series C Preferred Stock, aggregating approximately $1,275,000 or $31.86 per share. Accordingly, the liquidation value of the Series C Preferred Stock remained at $1,062 per share on December 31, 2024. The dividend was paid on January 9, 2025 to the holders of record of the Company’s Series C Preferred Stock as of January 2, 2025.
As of November 1, 2022, the Company is able to redeem the Series C Preferred Stock at any time, in whole or in part, for an amount based on the liquidation preference per share as in effect at such time. Holders of Series C Preferred Stock have the right to demand that the Company redeem their shares in the event that the Company undergoes a change of control as defined in the Certificate of Designation of the Series C Preferred Stock.
(13)
Series C Preferred Stock

In October 2020, the Company issued 40,000 shares of Series C Preferred Stock for an aggregate purchase price of $40.0 million.
There is no prohibition on the repurchase or redemption of Series C Preferred Shares while there is any arrearage in the payment of dividends.
Since the redemption of the Series C Preferred Stock is contingently or optionally redeemable, unless and until we undertake a change of control the Series C Preferred Stock has been classified in mezzanine equity on the Consolidated Balance Sheets.
(14)
Segment Reporting

Accounting Standards Codification (“ASC”) 280, Segment Reporting, establishes standards for reporting operating segments on a basis consistent with the Company’s internal organization structure as well as information about services categories, business segments and major customers in financial statements.
The Company’s chief operating decision maker (“CODM”) is its chief executive officer, who is also its chief financial officer. As the Company is a public company acquisition vehicle, where it can become an acquisition platform, has no operating activities and derives the majority of its income from interest, our CODM evaluates performance and makes operating decisions about allocating resources based on financial data presented on a consolidated basis. As such, the Company operates as one reportable segment. The CODM uses consolidated net income to assess financial performance and allocate resources. The significant expenses within net income are separately presented on the Company’s Consolidated Statements of Operations.
(15)
Subsequent Event

On December 19, 2024, a member of the special committee of the Board of Directors of Viskase Companies, Inc. (“Viskase”) contacted the Chairman of the Board to explore interest in a potential business combination transaction involving Viskase and the Company through a negotiated merger transaction or otherwise (a “Potential Transaction”) and to indicate that Viskase may formulate and submit a proposal with respect to a potential structure and terms for a Potential Transaction. The Viskase special committee member further indicated that it is the expectation of Viskase’s special committee that a special committee of independent directors of the Company will be established to consider Viskase’s proposal and such other terms of the Potential Transaction as may be considered and negotiated in the future.
On January 7, 2025, in addition to the appointment of a new director, Stephen T. Wills, the Board formed a special committee of independent directors (the “Special Committee”) and delegated full authority to the Special Committee to consider, negotiate and vote upon any Potential Transaction proposed, as well as any strategic alternatives that may be put forth with regard to the Potential Transaction. The Special Committee is comprised of Randolph Read and Stephen T. Wills. The Special Committee continues to consider the Potential Transaction and no assurances can be given that a definitive agreement will be reached or that a Potential Transaction will be consummated.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)
	September 30, 2025	December 31, 2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$43,256	$46,859
Other current assets	411	293
Total current assets	43,667	47,152
Deferred tax asset	26	17
Total assets	$43,693	$47,169
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$331	$331
Accrued expenses and other current liabilities	209	72
Dividends payable on Series C preferred stock	—	1,275
Total current liabilities	540	1,678
Commitments and contingencies
Mezzanine equity:
Series C preferred stock – $0.01 par value, 40,000 shares authorized, issued and outstanding (liquidation value $1,102 and $1,062 per share) at September 30, 2025 and December 31, 2024	44,076	42,483
Stockholders’ (deficit) equity:
Preferred stock – $0.01 par value, authorized 2,960,000 shares; no shares issued and outstanding at September 30, 2025 and December 31, 2024	—	—
Common stock – $0.01 par value, authorized 170,000,000 shares; issued and outstanding 74,214,603 shares at September 30, 2025 and December 31, 2024	742	742
Additional paid-in capital	70,565	72,158
Accumulated deficit	(72,230)	(69,892)
Total stockholders’ (deficit) equity	(923)	3,008
Total liabilities, mezzanine equity and stockholders’ (deficit) equity	$43,693	$47,169
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenues:
Royalties and milestones, net	$—	$—	$—	$26
Total revenues	—	—	—	26
Operating expenses:
General and administrative	229	351	1,038	1,028
Transaction expenses	1,075	—	2,801	—
Total operating expenses	1,304	351	3,839	1,028
Operating loss	(1,304)	(351)	(3,839)	(1,002)
Interest and dividend income	496	654	1,494	1,906
(Loss) income before income (expense) benefit	(808)	303	(2,345)	904
Income tax (expense) benefit	(16)	(49)	7	(54)
Net (loss) income	(824)	254	(2,338)	850
Accretion of dividend on Series C preferred stock	(531)	(531)	(1,593)	(1,593)
Net loss available to common shareholders	$(1,355)	$(277)	$(3,931)	$(743)
Loss per common share
Basic and diluted	$(0.02)	$(0.00)	$(0.05)	$(0.01)
Weighted-average number of shares – basic	74,215	74,215	74,215	74,215
Weighted-average number of shares – diluted	74,215	74,215	74,215	74,215
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND STOCKHOLDERS’ (DEFICIT) EQUITY
(In thousands)
(Unaudited)
	Mezzanine Equity — Series C Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Balance, December 31, 2023	40	$42,483	74,215	$742	$73,433	$(70,670)	$3,505
Net income	—	—	—	—	—	320	320
Preferred stock dividend accretion	—	531	—	—	(531)	—	(531)
Balance, March 31, 2024	40	43,014	74,215	742	72,902	(70,350)	3,294
Net income	—	—	—	—	—	276	276
Preferred stock dividend accretion	—	531	—	—	(531)	—	(531)
Balance, June 30, 2024	40	43,545	74,215	742	72,371	(70,074)	3,039
Net income	—	—	—	—	—	254	254
Preferred stock dividend accretion	—	531	—	—	(531)	—	(531)
Balance, September 30, 2024	40	$44,076	74,215	$742	$71,840	$(69,820)	$2,762
	Mezzanine Equity — Series C Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Number of Shares	Par Value	Number of Shares	Par Value
Balance, December 31, 2024	40	$42,483	74,215	$742	$72,158	$(69,892)	$3,008
Net loss	—	—	—	—	—	(524)	(524)
Preferred stock dividend accretion	—	531	—	—	(531)	—	(531)
Balance, March 31, 2025	40	43,014	74,215	742	71,627	(70,416)	1,953
Net loss	—	—	—	—	—	(990)	(990)
Preferred stock dividend accretion	—	531	—	—	(531)	—	(531)
Balance, June 30, 2025	40	43,545	74,215	742	71,096	(71,406)	432
Net loss	—	—	—	—	—	(824)	(824)
Preferred stock dividend accretion	—	531	—	—	(531)	—	(531)
Balance, September 30, 2025	40	$44,076	74,215	$742	$70,565	$(72,230)	$(923)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)
	Nine months ended September 30,
	2025	2024
Cash flows from operating activities:
Net (loss) income	$(2,338)	$850
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Deferred income taxes	(9)	53
Changes in operating assets and liabilities	19	(7)
Net cash (used in) provided by operating activities	(2,328)	896
Cash flows from financing activities:
Preferred stock dividend payments	(1,275)	(1,275)
Net cash used in financing activities	(1,275)	(1,275)
Net decrease in cash and cash equivalents	(3,603)	(379)
Cash and cash equivalents, beginning of period	46,859	47,012
Cash and cash equivalents, end of period	$43,256	$46,633
Non-cash financing activities:
Accretion of dividend for Series C Preferred Stock	$1,593	$1,593
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(1)   Description of Business
Enzon Pharmaceuticals, Inc. (together with its subsidiaries, the “Company,” “Enzon,” “we” or “us”) is positioned as a public company acquisition vehicle, where it can become an acquisition platform.
Historically, the Company had received royalty revenues from licensing arrangements with other companies primarily related to sales of certain drug products that utilized Enzon’s proprietary technology. For more than ten years, the Company has had no clinical operations and limited corporate operations. In the last two years the Company has received only minimal payments on its licenses. The Company had a marketing agreement with Micromet AG, now part of Amgen, Inc., pursuant to which it may have been entitled to certain milestone and royalty payments if Vicineum, a drug that was being developed by Sesen, Inc. (subsequently acquired by Carisma Therapeutics, Inc.) was approved for the treatment of non-muscle invasive bladder cancer. That agreement has been canceled. Enzon cannot assure you that it will receive any future royalties or milestone payments.
Previously, over the last few years, the Board of Directors of the Company (the “Board”) and the Company’s management have been actively involved in pursuing, sourcing, reviewing and evaluating various potential acquisition transactions consistent with its strategy. Over that time period, the Company’s management and members of the Board have engaged in numerous discussions with principals of individual companies and financial advisors on behalf of various individual companies relating to potential transactions with such parties, and have regularly evaluated the Company’s strategic alternatives.
On June 20, 2025, the Board entered into an Agreement and Plan of Merger, which was amended on October 24, 2025 (as amended, the “Merger Agreement”), pursuant to which Enzon plans to merge its wholly owned subsidiary, EPSC Acquisition Corp. (“EPSC”), with and into Viskase Companies, Inc. (“Viskase”), with Viskase continuing as the surviving entity following the merger (the “Merger”) (See Note 14). Enzon intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will contain a consent solicitation statement and prospectus relating to the transactions contemplated by the Merger Agreement, including the Merger. Such registration statement will include financial information regarding proposed transaction and the combined company and stockholders of Enzon are encouraged to review such information once filed.
The Company maintains its principal executive offices at 20 Commerce Drive, Suite 135, Cranford, New Jersey 07016 through a service agreement with Regus Management Group, LLC.
(2)   Summary of Significant Accounting Policies
Interim Financial Statements
The accompanying unaudited condensed consolidated financial statements have been prepared from the books and records of the Company in accordance with United States accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and Rule 10-01 of Regulation S-X promulgated by the SEC. Accordingly, these financial statements do not include all of the information and footnotes required for complete annual financial statements. Interim results are not necessarily indicative of the results that may be expected for the full year. Interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, as amended.
Principles of Consolidation
The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, SCA Ventures, Inc. and EPSC. All intercompany balances and transactions have been eliminated as part of the consolidation.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates include legal and contractual contingencies and income taxes. Although management bases its estimates on historical experience, relevant current information and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ from these estimates.
Revenue Recognition
Royalty revenues from the Company’s agreements with third parties and pursuant to the sale of the Company’s former specialty pharmaceutical business are recognized when the Company can reasonably determine the amounts earned. In most cases, this will be upon notification from the third-party licensee, which is typically during the quarter following the quarter in which the sales occurred. The Company does not participate in the selling or marketing of products for which it receives royalties. Because the Company records revenue only when collection is assured, no provision for uncollectible accounts is established upon recognition of revenues.
Contingent payments with third parties and pursuant to the sale of the Company’s former specialty pharmaceutical business are recognized as income when the milestone has been achieved and collection is assured, such payments are non-refundable and no further effort is required on the part of the Company or the other party to complete the earning process.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized. The effect of a change in tax rates or laws on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date of the rate change. A valuation allowance is established to reduce the deferred tax assets to the amounts that are more likely than not to be realized from operations.
Tax benefits of uncertain tax positions are recognized only if it is more likely than not that the Company will be able to sustain a position taken on an income tax return. The Company has no liability for uncertain tax positions. Interest and penalties, if any, related to unrecognized tax benefits, would be recognized as income tax expense.
Reclassifications
General and administrative expenses have been reclassified from the prior quarter ended March 31, 2025 to conform to the current period’s presentation for the nine months ended September 30, 2025. Such reclassifications had no effect on the Company’s prior quarter results of operations or financial position.
(3)   Recent Accounting Pronouncements
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact the adoption of this standard on its financial statements but does not expect it to be material.
In November 2024, the FASB issued ASU 2024-03, Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses which requires disaggregated disclosure of income statement expenses for public entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU 2024-03 is effective for the Company in its annual reporting on January 1, 2027. The Company does not plan to adopt this standard early. The Company is currently evaluating the effect that the adoption of ASU 2024-03 will have on the Company’s disclosures.
Other recent Accounting Standards Updates issued by the FASB and guidance issued by the SEC did not, or are not believed by management to, have a material effect on the Company’s present or future condensed consolidated financial statements.
(4)   Financial Instruments and Fair Value
The carrying values of cash and cash equivalents, other current assets, accounts payable, accrued expenses and other current liabilities in the Company’s consolidated balance sheets approximated their fair values at September 30, 2025 and December 31, 2024 due to their short-term nature. As of each of September 30, 2025 and December 31, 2024, the Company held cash equivalents aggregating approximately $43.2 million and $46.8 million, respectively.
(5)   Supplemental Cash Flow Information
The Company made no income tax payments during each of the nine-month periods ended September 30, 2025 and 2024. There were no interest payments made during either of the nine-month periods ended September 30, 2025 or 2024.
(6)   Accounts Payable and Accrued Expenses
Prior to 2017, the Company’s primary source of royalty revenues was derived from sales of PegIntron, which is marketed by Merck & Co., Inc. (“Merck”). At December 31, 2022, we recorded a liability to Merck of approximately $331,000, based primarily on Merck’s assertions regarding recoupments related to prior returns and rebates. Since then, no additional royalties or recoupments related to PegIntron were reported by Merck. As such, as asserted by Merck, the Company’s recorded liability to Merck remained at $331,000 at September 30, 2025 and December 31, 2024, included in accounts payable. The Company will receive no future royalties or chargebacks from Merck.
Accrued expenses and other current liabilities consisted of the following as of September 30, 2025 and December 31, 2024 (in thousands):
	September 30, 2025	December 31, 2024
Professional and consulting fees	$67	$67
Accrued transaction costs	128	—
Other	14	5
	$209	$72
(7)   Loss Per Common Share
Basic and diluted earnings (loss) per common share (EPS) is calculated by dividing net (loss) income, less any dividends, accretion or reduction or redemption on the Company’s Series C Preferred Stock, by the

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
weighted average number of common shares outstanding during the reported period. There are no restricted stock awards, stock options and/or any shares issuable under the employee stock purchase plan. During each of the quarters ended September 30, 2025 and 2024, there were no common stock equivalents. Nor are there any other equity-based incentives outstanding during any of the periods reported hereunder, and accordingly, basic and diluted EPS are the same throughout. Loss per common share information is as follows (in thousands, except per share amounts) for the three and nine months ended September 30, 2025 and 2024:
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(Loss) Income Per Common Share – Basic and Diluted:
Net (loss) income	$(824)	$254	$(2,338)	$850
Accretion of dividend on Series C preferred stock	(531)	(531)	(1,593)	(1,593)
Net loss available to common shareholders	$(1,355)	$(277)	(3,931)	$(743)
Weighted-average number of common shares outstanding	74,215	74,215	74,215	74,215
Basic and diluted loss per common share	$(0.02)	$(0.00)	$(0.05)	$(0.01)
(8)   Income Taxes
Income Taxes
During the nine-month period ended September 30, 2025 the Company recorded approximately $7,000 of income tax benefit. During the comparable period in 2024, the Company recorded approximately $54,000 of income tax expense. The income tax benefit in 2025 was mainly related to the partial reversal of the valuation allowance.
ASC 740 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Because of the inherent uncertainties, including future interest rates and other factors, including, but not limited to, if the Merger will close, projecting long-term future performance of the Company is problematic. Accordingly, the Company is only projecting pre-tax book income through the expected closing date of the pending transaction with Viskase. Upon review of positive and negative evidence in determining a partial reversal of the valuation allowance, the Company has concluded that a partial reversal of the valuation allowance is necessary. Accordingly, deferred tax expense of $16,000 and deferred tax expense of $50,000 was recorded during the quarters ended September 30, 2025 and 2024, respectively. A deferred tax benefit of $9,000 and deferred tax expense of $53,000, respectively were recorded during the nine-month periods ended September 30, 2025 and 2024.
Management of the Company will continue to assess the need for this valuation allowance and will make adjustments when or if appropriate.
At September 30, 2025, the Company had federal net operating loss carryforwards (“NOLs”) of approximately $101 million, of which approximately $97.8 million will expire in the years 2025 through 2036, and New Jersey state NOLs of approximately $23.2 million that expire in the years 2031 through 2042. Under the Tax Cuts and Jobs Act, net operating losses generated in tax years beginning after December 31, 2017 have an unlimited carryforward period, and the amount of net operating loss allowed to be utilized each year is limited to 80% of taxable income.
At September 30, 2025, the Company has federal research and development (“R&D”) credit carryforwards of approximately $9.4 million that expire in the years 2025 through 2029. These deferred tax

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
assets were subject to a valuation allowance such that the deferred tax expense incurred as a result of the expiration of the R&D credit carryforwards was offset by a corresponding deferred tax benefit for the related reduction in valuation allowance.
The Company’s ability to use the NOLs and R&D tax credit carryforwards may be limited, as they are subject to certain limitations due to ownership changes as defined by rules pursuant to Section 382 of the Internal Revenue Code of 1986 (“IRC”), as amended (“Section 382”), or may otherwise expire before the Company has the opportunity to use them. In an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its NOLs, the Board adopted a Section 382 rights plan. (See Note 10 to the Condensed Consolidated Financial Statements.)
The Company has not recorded a liability for unrecognized income tax benefits.
On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act, which includes several changes to U.S. federal income tax law, including the temporary and permanent extension, of expiring provisions of the Tax Cuts and Jobs Act of 2017. The Company accounted for the tax effects of the legislation, including NOLs and tax credits, in the period of enactment, which is the third quarter of 2025, and concluded that the impact was not material.
(9)   Commitments and Contingent Liabilities
The Company may be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company’s consolidated financial position, results of operations, or liquidity.
(10)   Section 382 Rights Plan
In 2020, in an effort to protect against certain acquisitions of the Company’s common stock (including unapproved third party initiated transactions), which could possibly limit the Company’s ability to utilize its NOLs if the overall transaction was not beneficial to shareholders, the Board adopted a Section 382 rights plan (referred to as the Rights Agreement). As noted above, the Company entered into the Merger Agreement, which requires that the Rights Agreement be terminated prior to the effective time of the Merger. On August 13, 2025, Enzon entered into an amendment to the Rights Agreement to provide that the Final Expiration Date (as defined in the Rights Agreement) of the rights issued thereunder would be the close of business on September 30, 2025. On September 30, 2025, Enzon entered into an amendment to the Rights Agreement to provide that the Final Expiration Date (as defined in the Rights Agreement) of the rights issued thereunder would be the close of business on December 31, 2025. If the Merger has not closed by December 31, 2025, Enzon may seek to further extend the Final Expiration Date under the Rights Agreement. Once the Rights Agreement terminates, the protections afforded by the Rights Agreement will no longer be in effect. Details of that plan are disclosed in summary in the Company’s Form 10-K for December 31, 2024, as amended, and in detail in Exhibits 4.2, 4.3, 4.4 and 4.5 thereto, and in Exhibit 4.1 and 4.2 hereto.
(11)   Series C Preferred Stock and Rights Offering
On September 1, 2020, the Board approved a Rights Offering. As a result of the sale of all 40,000 Units, the Company received approximately $43.6 million in gross proceeds and issued shares of Series C Preferred Stock for $40 million and shares of common stock for $3.6 million. Details of the Series C Preferred Stock are disclosed in summary in the Company’s Form 10-K for December 31, 2024, as amended, and in detail in Exhibit 3.4 thereto.
On an annual basis, the Board may, at its sole discretion, cause a dividend with respect to the Series C Preferred Stock to be paid in cash to the holders in an amount equal to 3% of the liquidation preference as in effect at such time. If the dividend is not so paid in cash, the liquidation preference is adjusted and increased annually by an amount equal to 5% of the liquidation preference per share as in effect at such time, that is not paid in cash to the holders on such date.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Since November 1, 2022, the Company has been able to redeem the Series C Preferred Stock at any time, in whole or in part, for an amount based on the liquidation preference per share as in effect at such time. Holders of Series C Preferred Stock have the right to demand that the Company redeem their shares in the event that the Company undergoes a change of control as defined in the Certificate of Designation of the Series C Preferred Stock.
On December 20, 2024, the Board declared a cash dividend of 3% on the Series C Preferred Stock, aggregating approximately $1,275,000 or $31.86 per share. The dividend was paid on January 9, 2025 to the holders of record of the Company’s Series C Preferred Stock as of January 2, 2025.
As of September 30, 2025, the Board had not yet determined whether to declare a cash dividend at the end of 2025. Under the terms of the Merger Agreement, the Board cannot declare a cash dividend on the Series C Preferred Stock without the consent of Viskase. Accordingly, the Company accrued an accretion at 5% for the nine months ended September 30, 2025 on a pro rata basis (approximately $1,593,000 or $40 per share) and, as a result, the liquidation value of the Series C Preferred Stock was approximately $44,076,000 ($1,102 per share) at September 30, 2025.
The Series C Preferred Stock is currently redeemable solely at the option of the Company. Accordingly, the Series C Preferred Stock has been classified in mezzanine equity on the Condensed Consolidated Balance Sheets. If a change of control occurs, which would occur if the Merger is consummated, the Series C Preferred Stock would also become redeemable at the option of the holder. See Note 14 for the treatment of, and actions expected to be taken with respect to, the Series C Preferred Stock in connection with the Merger.
Since the redemption of the Series C Preferred Stock is contingently or optionally redeemable, unless and until the Company undertakes a change of control, the Series C Preferred Stock has been classified in mezzanine equity on the Company’s Condensed Consolidated Balance Sheets.
(12)   Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid, short-term investments with original maturities of three months or less. These financial instruments potentially subject the Company to concentrations of credit risk. The Company maintains deposit accounts with several financial institutions. These balances are partially insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per depositor, per FDIC-insured bank, per ownership category. Such deposits may exceed FDIC insurance limits. Although the Company currently believes that the financial institutions with whom it does business will be able to fulfill their commitments to the Company, there is no assurance that those institutions will be able to continue to do so. The Company has not experienced any credit losses associated with its balances in such accounts for the nine-month periods ended September 30, 2025 and 2024 and for the year ended December 31, 2024.
(13)   Segment Reporting
Accounting Standards Codification (“ASC”) 280, Segment Reporting, establishes standards for reporting operating segments on a basis consistent with the Company’s internal organization structure as well as information about services categories, business segments and major customers in financial statements.
The Company’s chief operating decision maker (“CODM”) is its chief executive officer, who is also its chief financial officer. As the Company is a public company acquisition vehicle, where it can become an acquisition platform, has no operating activities and derives the majority of its income from interest, the Company’s CODM evaluates performance and makes operating decisions about allocating resources based on financial data presented on a consolidated basis. As such, the Company operates as one reportable segment. The CODM uses consolidated net (loss) income to assess financial performance and allocate resources. The significant expenses within net (loss) income are separately presented on the Company’s Condensed Consolidated Statements of Operations.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(14)   Merger Agreement
On June 20, 2025, the Company, EPSC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Viskase entered into the Merger Agreement, which was amended on October 24, 2025 by the First Amendment to the Merger Agreement (the “Merger Agreement Amendment”). Upon the terms and subject to the satisfaction or waiver of the conditions described in the Merger Agreement, at the effective time of the Merger, Merger Sub will be merged with and into Viskase, with Viskase continuing as the surviving entity following the Merger as a wholly owned subsidiary of Enzon (the “Merger”). Following the Merger, Viskase will be converted into a limited liability company and will operate under the name “Viskase Companies, LLC.” The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes. Following the consummation of the Merger, it is anticipated that Enzon Pharmaceuticals, Inc. will change its name to “Viskase Holdings, Inc.,” which will be the parent of Viskase Companies, LLC. Following consummation of the Merger, it is anticipated that Enzon’s current stockholders, including holders of Enzon’s Series C Preferred Stock, will hold approximately 45% of the outstanding shares of Enzon’s common stock following the Merger, and Viskase’s current stockholders will hold approximately 55% of the outstanding shares of Enzon’s common stock following the Merger.
On October 24, 2025, the Company and Viskase announced that they entered into the Merger Agreement Amendment, which was entered into to reflect recent developments in the operations of Viskase during the past several months and its expected operations in the near term.
Pursuant to the terms of the Merger Agreement Amendment, the parties agreed, among other things, to:
•
adjust the exchange ratio as calculated under the Merger Agreement for the exchange of each share of common stock, par value $0.01 per share, of Viskase, issued and outstanding immediately prior to the Merger into shares of the common stock of Enzon, such that current Viskase stockholders will own 55% of the combined company following the Merger;

•
adjust the exchange ratio for the exchange of each share of Enzon’s Series C Preferred Stock, for shares of Enzon’s common stock to be based upon the Volume Weighted Average Closing Price of the Company’s common stock for the twenty trading days prior to execution of the Merger Agreement Amendment (the “20-Day VWAP”);

•
reduce the minimum amount of cash that Enzon is required to have at the closing of the Merger;

•
determine that Enzon would effect a 1-for-100 reverse stock split with respect to all shares of Enzon’s common stock prior to the effective time of the Merger; and

•
extend the date on which either party may terminate the Merger Agreement if the Merger has not yet occurred from 11:59 p.m., Eastern Time, on December 31, 2025, to 11:59 p.m., Eastern Time, on March 31, 2026.

In connection with the execution and delivery of the Merger Agreement Amendment, Icahn Enterprises Holdings L.P., a Delaware limited partnership (“IEH”) and certain of its affiliates entered into an amendment to the Support Agreement (the “Support Agreement Amendment”) that was previously entered into between the Company, IEH and Viskase in connection with the execution of the Merger Agreement (the “Support Agreement”). Pursuant to the terms of the Support Agreement (as amended by the Support Agreement Amendment), IEH agreed to, among other things, (i) deliver or cause the delivery of written consents with respect to all of the issued and outstanding shares of Enzon’s common stock held by IEH and its affiliates approving the Merger and the amendment to Enzon’s certificate of incorporation, and (ii) exchange all of the shares of Series C Preferred Stock held by IEH and its affiliates for the Company’s common stock prior to the consummation of the Merger, based on the full liquidation preference of such shares of Series C Preferred Stock and the 20-Day VWAP of the Company’s common stock.

ENZON PHARMACEUTICALS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The Company believes that the Merger pursuant to the terms of the Merger Agreement, as amended by the Merger Agreement Amendment, should not limit its NOL carryforwards and other tax attributes under Section 382 of the IRC. However, the Section 382 rules are complex and there is no assurance that the Company’s view is correct. If such an ownership change is found to have occurred, the amount of the combined company’s taxable income that could be offset by the Company’s pre-ownership change NOL carryforwards and other tax attributes would be severely limited.
The Merger must be approved by Enzon stockholders and is subject to receipt of required regulatory approvals and satisfaction or waiver of other certain closing conditions.
On June 27, 2025, Enzon and Viskase filed their respective Notification and Report Forms pursuant to the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”). On July 15, 2025, the Federal Trade Commission advised the Company that the Company’s request for early termination of the waiting period under HSR was granted effective July 15, 2025.
Each of the Merger Agreement and the Merger Agreement Amendment was unanimously recommended by the Company’s Special Committee and, acting upon such recommendations, was unanimously approved by the Board.
The foregoing summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2025, and the Merger Agreement Amendment, which is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 24, 2025, each of which is incorporated herein by reference.
In connection with the Merger, Enzon intends to file a registration statement on Form S-4 with the SEC that will contain a consent solicitation statement and prospectus. Such registration statement will include financial information regarding the proposed transaction and the combined company and stockholders of Enzon are encouraged to review such information once filed.
(15)   Common Stock and Trading Market
On August 11, 2025, the Company was notified by the OTCQX Markets Group (the “OTCQX”), the marketplace for the over-the-counter trading of its stock, that it no longer met the standards for continued qualification for the OTCQX, in that its stock bid price had fallen below $0.10 per share for 30 consecutive calendar days. On August 12, 2025, the Company began trading on the OTCQB Market.
(16)   Subsequent Events
On October 24, 2025, the Company and Viskase entered into the Merger Agreement Amendment as more fully discussed above in Note 14.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
VISKASE COMPANIES, INC. AND SUBSIDIARIES
– Condensed Consolidated Balance Sheets as of September 30, 2025 (unaudited) and December 31, 2024	F-30
– Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2025 and September 30, 2024 (unaudited)	F-31
– Condensed Consolidated Statements of Comprehensive (Loss) Income for the three and nine months ended September 30, 2025 and September 30, 2024 (unaudited)	F-32
– Condensed Consolidated Statements of Stockholders’ Equity for the three and nine months ended September 30, 2025 and September 30, 2024 (unaudited)	F-33
– Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2025 and September 30, 2024 (unaudited)	F-34
– Notes to Condensed Consolidated Financial Statements (unaudited)	F-35

VISKASE COMPANIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands, Except for Number of Shares and Per Share Amounts)
	September 30, 2025 (Unaudited)	December 31, 2024 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	$7,692	$5,704
Receivables, net	67,540	74,809
Inventories, net	91,776	108,968
Other current assets	46,995	46,204
Total current assets	214,003	235,685
Property, plant and equipment	471,975	438,086
Less accumulated depreciation	(338,160)	(314,351)
Property, plant and equipment, net	133,815	123,735
Operating Right of use assets, net	19,416	19,190
Other assets	11,155	10,899
Intangible assets, net	13,909	13,381
Goodwill	3,129	2,820
Deferred income taxes	4,409	16,011
Total Assets	$399,836	$421,721
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt, net of deferred financing costs	$140,464	$44,313
Accounts payable	34,001	35,496
Accrued liabilities	24,907	23,167
Short-term portion operating lease liabilities	4,519	4,497
Total current liabilities	203,891	107,473
Long-term debt, net of current maturities and deferred financing costs	0	99,281
Accrued employee benefits	25,820	25,418
Deferred income taxes	3,476	2,339
Long-term operating lease liabilities	17,334	17,220
Total Liabilities	250,521	251,731
Commitments and Contingencies (Note 10)	—	—
Stockholders’ equity:
Preferred stock, $0.01 par value; 50,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value; 150,000,000 shares authorized, 118,181,047 shares issued and 117,375,777 outstanding at September 30, 2025 and 150,000,000 shares authorized 103,995,935 shares issued and 103,190,665 outstanding at December 31, 2024	1,183	1,040
Paid in capital	202,200	182,343
Retained earnings	6,797	53,613
Less 805,270 treasury shares, at cost	(298)	(298)
Accumulated other comprehensive loss	(59,212)	(65,386)
Total Viskase stockholders’ equity	150,670	171,312
Deficit attributable to non-controlling interest	(1,355)	(1,322)
Total stockholders’ equity	149,315	169,990
Total Liabilities and Stockholders’ Equity	$399,836	$421,721
See notes to the unaudited condensed consolidated financial statements.

VISKASE COMPANIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except for Number of Shares and Per Share Amounts)
(Unaudited)
	Three Months Ended September 30, 2025	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
NET SALES	$91,162	$101,504	$282,629	$307,543
Cost of sales	85,297	85,911	250,724	251,701
GROSS MARGIN	5,865	15,593	31,905	55,842
Selling, general and administrative	13,522	11,563	38,146	34,776
Amortization of intangibles	398	404	1,148	1,208
Asset impairment expense	—	77	12,100	77
Restructuring and related expense	1,009	—	6,606	1,396
OPERATING (LOSS) INCOME	(9,064)	3,549	(26,095)	18,385
Interest expense, net	2,948	2,860	8,545	8,385
Other expense (income), net	(965)	1,024	(2,682)	2,909
(LOSS) INCOME BEFORE INCOME TAXES	(11,047)	(335)	(31,958)	7,091
Income tax provision	1,949	(191)	14,890	3,380
NET (LOSS) INCOME	$(12,996)	(144)	$(46,848)	$3,711
Less: (loss) attributable to noncontrolling interests	(12)	10	(33)	(44)
Net (loss) income attributable to Viskase Companies, Inc	$(12,984)	$(154)	$(46,815)	$3,755
WEIGHTED AVERAGE COMMON SHARES
– BASIC AND DILUTED	111,623,367	103,190,665	108,795,514	103,190,665
PER SHARE AMOUNTS:
EARNINGS PER SHARE
– BASIC AND DILUTED	$(0.12)	$0.00	$(0.43)	$0.04
See notes to the unaudited condensed consolidated financial statements.

VISKASE COMPANIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In Thousands)
(Unaudited)
	Three Months Ended September 30, 2025	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Net (loss) income	$(12,996)	$(144)	$(46,848)	$3,711
Other comprehensive (loss) income, net of tax
Pension liability adjustment	26	139	1,312	156
Foreign currency translation adjustment	(2,532)	4,198	4,863	(1,432)
Other comprehensive income (loss), net of tax	(2,506)	4,337	6,175	(1,276)
Comprehensive (loss) income	$(15,502)	$4,193	$(40,673)	$2,435
Less: comprehensive (loss) attributable to noncontrolling interests	(12)	10	(33)	(44)
Net comprehensive (loss) income attributable to Viskase Companies, Inc	$(15,490)	$4,183	$(40,640)	$2,479
See notes to the unaudited condensed consolidated financial statements.

VISKASE COMPANIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In Thousands, Except for Number of Shares)
(Unaudited)
	Common stock Issued (Shares)	Common stock	Paid in capital	Treasury stock	Retained earnings	Accumulated other comprehensive loss	Total Viskase stockholders’ equity	Non-controlling Interest	Total stockholders’ equity
Balance January 1, 2024	103,190,665	$1,040	$182,343	$(298)	$58,973	$(59,200)	$182,858	$(1,223)	$181,635
Net income (loss)	—	—	—	—	2,029	—	2,029	(43)	1,986
Foreign currency translation adjustment	—	—	—	—	—	(1,833)	(1,833)	—	(1,833)
Pension liability adjustment, net of tax	—	—	—	—	—	(6)	(6)	—	(6)
Balance March 31, 2024	103,190,665	$1,040	$182,343	$(298)	$61,002	$(61,039)	$183,048	$(1,266)	$181,782
Net income (loss)	—	—	—	—	1,880	—	1,880	(11)	1,869
Foreign currency translation adjustment	—	—	—	—	—	(3,797)	(3,797)	—	(3,797)
Pension liability adjustment, net of tax	—	—	—	—	—	23	23	—	23
Balance June 30, 2024	103,190,665	$1,040	$182,343	$(298)	$62,882	$(64,813)	$181,154	$(1,277)	$179,877
Net (loss) income	—	—	—	—	(154)	—	(154)	10	(144)
Foreign currency translation adjustment	—	—	—	—	—	4,198	4,198	—	4,198
Pension liability adjustment, net of tax	—	—	—	—	—	139	139	—	139
Balance September 30, 2024	103,190,665	$1,040	$182,343	$(298)	$62,728	$(60,476)	$185,337	$(1,267)	$184,070
Balance January 1, 2025	103,190,665	$1,040	$182,343	$(298)	$53,610	$(65,386)	$171,309	$(1,321)	$169,988
Net (loss)	—	—	—	—	(13,585)	—	(13,585)	(9)	(13,594)
Foreign currency translation adjustment	—	—	—	—	—	2,157	2,157	—	2,157
Pension liability adjustment, net of tax	—	—	—	—	—	99	99	—	99
Private placement of common stock	7,142,858	71	14,929	—	—	—	15,000	—	15,000
Balance March 31, 2025	110,333,523	$1,111	$197,272	$(298)	$40,025	$(63,130)	$174,980	$(1,330)	$173,650
Net (loss)	—	—	—	—	(20,244)	—	(20,244)	(12)	(20,256)
Foreign currency translation adjustment	—	—	—	—	—	5,237	5,237	—	5,237
Pension liability adjustment, net of tax	—	—	—	—	—	1,187	1,187	—	1,187
Balance June 30, 2025	110,333,523	$1,111	$197,272	$(298)	$19,781	$(56,706)	$161,160	$(1,342)	$159,818
Net (loss)	—	—	—	—	(12,984)	—	(12,984)	(12)	(12,996)
Foreign currency translation adjustment	—	—	—	—	—	(2,532)	(2,532)	—	(2,532)
Pension liability adjustment, net of tax	—	—	—	—	—	26	26	—	26
Private placement of common stock	7,042,254	72	4,928	—	—	—	5,000	—	5,000
Balance September 30, 2025	$117,375,777	$1,183	$202,200	$(298)	$6,797	$(59,212)	$150,670	$(1,354)	$149,316
See notes to the unaudited condensed consolidated financial statements.

VISKASE COMPANIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)
(Unaudited)
	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Cash flows from operating activities:
Net (loss) income	$(46,848)	$3,711
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation	13,263	16,645
Amortization of intangibles	1,148	1,208
Amortization of deferred financing fees	552	362
Deferred income taxes	12,753	—
Loss on impairment of assets	12,100	77
Changes in operating assets and liabilities:
Receivables	9,767	5,467
Inventories	18,112	(351)
Other current assets	895	(3,488)
Other assets	(295)	2,731
Accounts payable	(3,625)	(14,008)
Accrued liabilities	377	(9,696)
Accrued employee benefits	(2,240)	(2,776)
Other	(3,468)	443
Total adjustments	59,339	(3,386)
Net cash provided by operating activities	12,491	325
Cash flows from investing activities:
Capital expenditures	(25,590)	(9,742)
Net cash used in investing activities	(25,590)	(9,742)
Cash flows from financing activities:
Proceeds from short term borrowing	4,758	16,500
Deferred financing costs	(609)	—
Proceeds from private placement of common stock	20,000	—
Repayment of short-term debt	(9,375)	(8,437)
Net cash provided by financing activities	14,774	8,063
Effect of currency exchange rate changes on cash	315	(260)
Net (increase) decrease in cash and equivalents	1,990	(1,614)
Cash, equivalents and restricted cash at beginning of period	5,704	7,862
Cash, equivalents and restricted cash at end of period	$7,694	$6,248
Supplemental cash flow information:
Interest paid less capitalized interest	$7,993	$7,992
Income taxes paid	$1,029	$2,803
See notes to the unaudited condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
(Unaudited)
1.   Summary of Significant Accounting Policies
Nature of Operations
Viskase Companies, Inc. together with its subsidiaries (“we” or the “Company”) is a producer of non-edible cellulosic, fibrous and plastic casings used to prepare and package processed meat products, and provides value-added support services relating to these products, for some of the largest global consumer products companies. We were incorporated in Delaware in 1970. The Company operates eight manufacturing facilities in North America, Europe, South America, and Asia and, as a result, is able to sell its products in nearly one hundred countries throughout the world.
Going Concern
The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate refinancing of its Senior Credit Facility before its maturity in August 2026.
We fully expect the refinancing will be completed after completion of the Merger (defined below), but before the maturity of Senior Credit Facility. However, there is no assurance that the Company will be able to obtain sufficient additional funds to refinance these maturities occurring within 12 months of the date of the issuance of our financials or that such funds, if available, will be obtainable on terms satisfactory to the Company, and therefore substantial doubt exists about the Company’s ability to continue as a going concern.
The condensed consolidated financial statements do not include any adjustments that might result from the Company being unable to continue as a going concern.
Seasonality
Historically, our domestic sales and profits have been seasonal in nature, increasing in the spring and summer months. Sales outside of the United States follow a relatively stable pattern throughout the year.
Basis of Presentation and Principles of Consolidation
The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entity (“VIE”) for which the Company is the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation.
Some details and footnotes required under U.S. GAAP have been reduced or omitted to meet regulatory guidelines in the interim financial statements, but the Company believes the information remains clear and accurate. For a more complete understanding, these interim financial statements should be considered alongside the consolidated financial statements and notes included in the Company’s annual report for the year ending December 31, 2024.
The Company believes that the accompanying unaudited condensed consolidated financial statements include all necessary adjustments, comprising routine recurring accruals, to accurately reflect the financial position as of September 30, 2025, as well as the operating results and cash flows for the periods presented. However, the operating results for the period ended September 30, 2025 may not be representative of the results expected for the full year ending December 31, 2025.

NONCONTROLLING INTERESTS
The Company consolidated its variable interest in a joint venture, VE Netting, LLC, as the Company is identified as the primary beneficiary. Noncontrolling interests reflect the equity ownership held by third parties. These noncontrolling interests are presented as a separate component of equity within the consolidated financial statements, distinct from the Company’s stockholders’ equity. The portion of net (loss) income attributable to noncontrolling interests is reported in the condensed consolidated statements of operations.
Use of Estimates in the Preparation of Financial Statements
The financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America and include the use of estimates and assumptions that affect a number of amounts included in the Company’s financial statements, including, among other things, pensions and other postretirement benefits and related disclosures, reserves for excess and obsolete inventory, allowance for credit losses, and income taxes. Management bases its estimates on historical experience and other assumptions that we believe are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the Company’s results for the period in which the actual amounts become known. Historically, the aggregate differences, if any, between the Company’s estimates and actual amounts in any year have not had a significant effect on the Company’s condensed consolidated financial statements.
Financial Instruments
The Company’s financial instruments include cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts of these financial assets and liabilities approximate fair value due to the short maturities of these instruments. Management believes the fair value of the Company’s revolving loans approximate the carrying value due to credit risk or current market rates, which approximate the effective interest rates on those instruments. The fair value of the Company’s term loans is estimated by discounting the future cash flow using the Company’s current borrowing rates for similar types and maturities of debt.
Income Taxes
We account for income taxes in accordance with ASC 740, Income Taxes (ASC 740). Deferred tax assets and liabilities are measured using enacted tax laws and tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In addition, the amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be realized on a more likely than not basis.
A two-step approach is applied pursuant to ASC 740 in the recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained in an audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We recognize interest and penalties related to uncertain tax positions in our provision for income taxes line of our consolidated statements of operations.
Restructuring
Restructuring charges are incurred for programs in which the Company changes its operations, the scope of a business undertaken by its business units, or the manner in which that business is conducted. Such charges may include employee severance, retention bonuses, facility closure or consolidation costs, lease or contract termination costs, accelerated depreciation and amortization, and other related expenses. The restructuring programs may be implemented due to the sale or discontinuation of a product line, reorganization or management structure changes, headcount rationalization, realignment of operations or products, and/or company-wide cost saving initiatives. The amount and/or frequency of these restructuring charges are not part of the Company’s underlying business. Employee severance costs are generally recognized when payments are probable and amounts are reasonably estimable. Costs related to contracts without future benefit or contract termination are recognized at fair value at the earlier of the contract termination or the cease-use dates. Other exit-related costs are expensed as incurred. Refer to Note 16 — Restructuring for additional details.
Variable Interest Entity
The Company holds a variable interest in VE Netting, LLC. The joint venture is a manufacturing, marketing and selling company of high-quality netting solutions for the meat and poultry industry. VE Netting, LLC is a Delaware limited liability company with its principal place of business in Lombard, IL. The netting product is manufactured under agreement by Viskase’s affiliate located in Monterrey, Mexico. VE Netting, LLC was determined to be a variable interest entity (VIE) in accordance with ASC Topic 810, Consolidations, for which the Company is the primary beneficiary, as the Company has the power to direct activities that most significantly impact the economic performance and has the right to receive benefits and losses that may potentially be significant. As the primary beneficiary of the VIE, the VIE’s assets, liabilities, and results of operations are included in the Company’s condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the three and nine months ended September 30, 2025 and September 30, 2024. The other equity holders’ interests are reflected in “Net (loss) income attributable to noncontrolling interests” in the Consolidated Statements of Operations and “Noncontrolling interests” in the Condensed Consolidated Balance Sheets. See Note 14 — Variable Interest Entity for standalone financial information.
Other Comprehensive (Loss) Income
Other comprehensive (loss) income includes all other non-stockholder changes in equity. Changes in other comprehensive income (loss) in 2025 and 2024 resulted from changes in foreign currency translation and pension liability.
Accumulated other comprehensive (loss) income consists of cumulative changes in foreign currency translation and pension liability. The Company uses the portfolio approach for releasing income tax effects from accumulated other comprehensive (loss) income.
Revenue Recognition
The Company’s revenues are comprised of product sales to customers, including distributors and end users. The Company’s performance obligation is defined as the promise to deliver the specified products in a purchase order. Revenue is recognized at the point in time in which the customer obtains control of the product, which is generally when product title passes to the customer according to the shipping terms dictated in the contract. In most contracts, title transfers upon shipment of the product; however, in some cases, title does not transfer until the customer has received the products at their specified location.
Revenue is recorded at the transaction price, which is the amount of consideration the Company expects to receive in exchange for providing its products to customers.
The transaction price may be adjusted for estimates of known or expected variable consideration, including consumer incentives, trade promotions, and rebate programs. The Company estimates the amount of variable consideration that will be realized and records the estimate as a reduction to the transaction price. These estimates are based on historical experience, anticipated performance and the Company’s best judgment at the time. In determining whether an estimate of variable consideration is constrained, we consider the likelihood and magnitude of a potential revenue reversal. The Company’s provision for variable consideration is recorded at contract inception and reviewed and updated regularly as new information arises throughout the contract term. Any adjustments due to resolved uncertainties or new information are recognized in the period in which the adjustment is identified.
Sales, value add, and other taxes collected from customers and remitted to governmental authorities are excluded from the transaction price, while shipping and handling fees reimbursed by the customer are included in the transaction price and recorded on a gross basis on the income statement. The Company generally does not offer warranties or a right to return on the products it sells except in the instance of a product defect or mis-ship.
Payment terms vary by customer; however, the time between invoicing and payment is not significant. None of the Company’s customer contracts as of September 30, 2025 and December 31, 2024 contain a significant financing component.
Segments
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. To date, the Company’s chief operating decision maker makes such decisions and assesses performance at the geographic region level, including North America, South America, EMEA, and Asia which are the Company’s four reportable segments under ASC 280. See Note 12, Business Segment Information and Geographic Area Information for further information.
Debt
The Company accounts for debt in accordance with ASC 470, Debt (ASC 470). Issuance costs for term debt are presented on the balance sheet as a direct deduction from the carrying amount of the related debt liability. These costs are amortized over the term of the related debt using the interest method under ASC 835-30. The effective interest rate for variable rate debt is determined in accordance with ASC 310-20-35, in which the Company’s policy is to use the variable rate at inception of the debt in the determination of the constant effective yield.
Recently Adopted Accounting Pronouncements
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures, which includes requirements for more robust disclosures of significant segment expenses and measures of a segment’s profit and loss used in assessing performance. This standard is effective for the Company’s annual period beginning January 1, 2024 and interim periods beginning January 1, 2025 with early adoptions permitted. The Company adopted this accounting standard as of January 1, 2024. See Note 12, Business Segment Information and Geographic Area Information, for the Company’s segments disclosures. Our adoption did not result in a material impact to our condensed consolidated financial statements and disclosures.
In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“VIE”). This standard clarifies the guidance in determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting for acquisition transactions effected primarily by exchanging equity interests. ASU 2025-03 requires entities to apply the same factors used for determining the accounting acquirer in other acquisition transactions. The ASU is applied prospectively to all business combinations with acquisition dates occurring on or after the date of initial application. The ASU is effective for all annual reporting periods (and interim periods in annual reporting periods) beginning after December 15, 2026. Early adoption is permitted in interim or annual reporting periods in which financial statements have not yet been issued (or made available for issuance). Management has elected to early adopt ASU 2025-03 in 2025.
Recently Issued Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures, which requires enhanced income tax disclosures that reflect how operations and related tax risks, as well as how tax planning and operational opportunities, affect the tax rate and prospects for future cash flows. This standard is effective for the Company beginning January 1, 2025 for annual periods with early adoption permitted. The ASU should be applied on a prospective basis but retrospective application is permitted. The adoption of this guidance will modify disclosures in the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), which requires disclosure of specific information about costs and expenses within relevant expense captions on the face of the income statement, qualitative descriptions for expense captions not specifically disaggregated quantitatively, and the total amount and definition of selling expenses for interim and annual reporting periods. This standard is effective for the Company’s annual reporting period beginning January 1, 2027 and interim reporting periods beginning January 1, 2028 and should be applied on a retrospective or prospective basis, with early adoption permitted. We are currently assessing the impact of adopting this standard on our consolidated financial statements
2.   RECEIVABLES, NET
Receivables net, consist of the following:
(thousands)	September 30, 2025	December 31, 2024
Accounts receivable, gross	$70,179	$77,466
Less allowance for credit losses	(2,639)	(2,657)
Receivables, net	$67,540	$74,809
(thousands)	September 30, 2025	December 31, 2024
Beginning Balance	$2,657	$2,908
Provision (recoveries)	(3)	198
Write-offs	(15)	(454)
Other and translation	—	5
Ending balance	$2,639	$2,657
3.   INVENTORIES, NET
Inventories net, consists of the following:
(thousands)	September 30, 2025	December 31, 2024
Raw materials	$28,819	$29,991
Work in process	30,444	42,940
Finished products	32,512	36,037
Total inventories, net	$91,775	$108,968
As of September 30, 2025 and December 31, 2024, the Company had an inventory reserve of $3,934 and $3,908, respectively.
4.   PROPERTY, PLANT AND EQUIPMENT, NET
Depreciation expense associated with property, plant and equipment was $3,770 for the three months ended September 30, 2025 and $13,263 for the nine months ended September 30, 2025, and $4,912 for the three months ended September 30, 2024, and $16,645 for the nine months ended September 30, 2024, respectively.

Property, plant and equipment, net, consists of the following:
(thousands)	September 30, 2025	December 31, 2024
Land and improvements	$1,880	$1,848
Buildings and improvements	56,472	52,847
Machinery and equipment	378,645	371,661
Construction in progress	34,978	11,730
Total property plant and equipment	$471,975	$438,086
Accumulated depreciation (thousands)	September 30, 2025	December 31, 2024
Land and improvements	$531	$520
Buildings and improvements	29,405	27,419
Machinery and equipment	308,224	286,412
Total accumulated depreciation	$338,160	$314,351
Asset Impairment charges of $0 and $12,100 were recorded for the three and nine months ended September 30, 2025, in association with the closing of the Osceola, Arkansas plant and the removal of assets prior to the end of their useful lives. See Note 16 — Restructuring for additional information. There were no impairment charges for the three or nine months ended September 30, 2024.
5.   OTHER CURRENT ASSETS
Other current assets consist of the following:
(thousands)	September 30, 2025	December 31, 2024
Prepaid expenses	$13,557	$14,988
Supplies	25,387	23,971
Other	8,051	7,245
Total other current assets	$46,995	$46,204
6.   DEBT OBLIGATIONS
Debt obligations consist of the following:
(thousands)	September 30, 2025	December 31, 2024
Short-term debt:
Senior credit facility	$129,125	$34,625
Europe Line of Credit	11,638	9,905
Other	598	—
Less: short-term deferred financing costs	(897)	(217)
Total short-term debt	140,464	44,313
Long-term debt:
Senior credit facility	—	$99,375
Other	—	529
Less: long-term deferred financing costs	—	(623)
Total long-term debt, net	—	99,281
Total debt	$140,464	$143,594

Senior Credit Facility
On October 9, 2020, the Company and certain of its subsidiaries, entered into a certain Credit Agreement (the “Credit Agreement”) with the various lenders named therein and Bank of America, N.A., as administrative agent for the lenders (the “Administrative Agent”), providing for a $150,000 term loan (the “Term Loan”) and a $30,000 revolving credit facility (the “Revolving Credit Facility” and together with the Term Loan, the “Senior Credit Facility”) as amended by the First Amendment to Credit Agreement dated as of August 13, 2021, the Second Amendment to Credit Agreement dated as of August 10, 2022 and as further amended by the Limited Waiver and Third Amendment to Credit Agreement dated as of February 14, 2025 (the “Third Amendment”) as described below.
The Second Amendment to the Senior Credit Facility increased the commitment of the New Revolving Credit Facility to $37,000 and transitioned Term Loans on September 30, 2022 and Revolving Loans on August 30, 2022 from LIBOR Loans to SOFR Loans. Amended terms of the facility are stated below.
The Third Amendment includes a waiver on covenants for the year ended December 31, 2024, and a relief period for year 2025 (the “Covenant Relief Period”). During the Covenant Relief period, the consolidated leverage ratio will be increased to 4.00X through December 31, 2025. The consolidated fixed charge coverage ratio will be modified to include only maintenance capital expenditures and a year-to-date build basis for quarter end calculation. On December 31, 2025, the consolidated fixed charge coverage ratio will return to an LTM basis. During the Covenant Relief Period, restricted payments, permitted acquisitions and other investments as defined by the Credit Agreement are not allowed and the accordion feature of the credit facility, which allowed for an increase in borrowings under the facility has been suspended.
On July 26, 2025, the Company entered into the Fourth Amendment to its Senior Credit Facility. There were no changes to the facility amounts or maturity dates and repayment terms remained largely unchanged except for mandatory prepayments equal to $15,000 upon the closing of the Enzon Merger by December 31, 2025 or $11,250 if after December 31, 2025. The amendment also allows for certain exclusions relative to the merger for its financial covenants and EBIDTA addback amounts. On October 10, 2025, we finalized the fifth amendment to our credit agreement, which modified certain of our financial covenants.
The interest rates per annum applicable to the Amended Senior Credit Facility (other than in respect of Swingline Loans) will be SOFR, but in any event, not less than 0.00%, plus the Applicable Rate (as defined below), or, for U.S. dollar denominated loans only, made to the Company at the option of the Company, the Base Rate, defined as the highest of: (a) the Federal Funds Rate plus one-half percent (0.50%); (b) the Bank of America prime rate; and (c) the one (1) month SOFR (adjusted daily) plus one percent (1.00%), but in any case not less than 1.00%, plus the Applicable Rate. Applicable Rate means, with respect to the Amended Senior Credit Facility, a percentage per annum to be determined in accordance with the applicable pricing grid set forth in the Amended Senior Credit Facility based upon the Company’s Consolidated Coverage Ratio as reflected in a quarterly Compliance Certificate. Each Swingline Loan shall bear interest at the Base Rate plus the Applicable Rate for Base Rate loans under the New Revolving Credit Facility. As of September 30, 2025, our current interest rate is 7.40%. The effective interest rate of the Term Loan as of September 30, 2025 is 4.32%, which is determined in accordance with ASC 310-20-35, based on the variable rate in effect at inception of the instrument.
The Amended Senior Credit Facility requires the Company to repay principal of the New Term Loan at the rate of 5% of the original principal balance during each of the first two years, 7.5% during the third and fourth years and 10% of the original principal balance during the fifth year. The maturity date on the Amended Senior Credit Facility is August 13, 2026.
The Company may prepay the Amended Senior Credit Facility, in whole or in part, at any time without premium or penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of SOFR borrowings and foreign currency borrowings bearing interest at a rate other than SOFR. Each such prepayment of the New Term Facility shall be applied as directed by the Company. The unutilized portion of the commitments under the Amended Senior Credit Facility may be irrevocably reduced or terminated by the Company at any time without penalty.
The Amended Senior Credit Facility is guaranteed by each existing and future direct and indirect wholly owned material domestic Restricted Subsidiary and foreign Restricted Subsidiary of the Company

(other than any Brazilian subsidiary). The Amended Senior Credit Facility is secured by substantially all assets of the Company and its material domestic Restricted Subsidiaries, with the exception of real property.
The Amended Senior Credit Facility contains various covenants which restrict the Company’s ability to, among other things, incur indebtedness, create liens on our assets, make investments, enter into merger, consolidation or acquisition transactions, dispose of assets (other than in the ordinary course of business), make certain restricted payments, enter into sale and leaseback transactions and transactions with affiliates, in each case subject to permitted exceptions. The Amended Senior Credit Facility also requires that we comply with certain financial covenants, including meeting a consolidated leverage ratio and consolidated fixed charge coverage ratio.
As of September 30, 2025, we were in compliance with all covenants of our Amended Senior Credit Facility.
Foreign Lines of Credit
In its foreign operations, the Company has unsecured lines of credit with various banks providing approximately $12,000 of availability. There were borrowings of $11,638 under the lines of credit at September 30, 2025 and borrowings of $9,905 under the lines of credit at December 31, 2024. As of September 30, 2025, our current interest rate is 4.32%. The line of credit is an uncommitted facility that can be terminated at any time with payment on demand.
Debt Maturity
The aggregate maturities of debt(1) for each of the next five years are:
	2025	2026	2027	2028	2029	Thereafter
Term Loan	$3,750	$99,375	$—	$—	$—	$—
Revolving Credit Facility	—	26,000	—	—	—	—
Other	11,638	944	—	—	—	—
Total aggregate maturities	$15,388	$126,319	$—	$—	$—	$—

(1)
The aggregate maturities of debt represent amounts to be paid at maturity and not the current carrying value of the debt.

7.   RETIREMENT PLANS
The Company has contributed $609 and $1,258 to pension benefits in the U.S. during the three months ended September 30, 2025 and September 30, 2024, respectively. The Company has contributed $1,770 and $2,445 to pension benefits in the U.S. during nine months ended September 30, 2025 and September 30, 2024, respectively.
The Company and its subsidiaries have defined contribution and defined benefit plans varying by country and subsidiary.
The Company’s operations in the United States, France, and Germany historically offered defined benefit retirement plans (“Plan”) to their employees. Most of these benefits have been terminated, resulting in various reductions in liabilities and curtailment gains.
In connection with our adoption of FASB issued ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, the components of net periodic benefit cost other than the service cost component are included in the line item other expense in the income statement.

The following sets forth the components of net periodic benefit cost for the periods indicated:
	U.S. Pension Benefits
	Three Months Ended September 30, 2025	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Component of net period benefit cost
Service cost	$0	$0	$0	$0
Interest cost	912	935	3,650	3,741
Expected return on plan assets	(893)	(954)	(3,574)	(3,815)
Amortization of prior service cost	—	—	—	—
Amortization of actuarial loss	17	35	66	140
	$36	$16	$142	$66
	Non U.S. Pension Benefits
	Three Months Ended September 30, 2025	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Component of net period benefit cost
Service cost	$62	$57	$242	$230
Interest cost	128	126	513	503
Expected return on plan assets	(4)	(6)	(17)	(23)
Amortization of prior service cost	—	1	—	2
Amortization of actuarial loss	(16)	(10)	(62)	(39)
	$170	$168	$676	$673
Savings Plans
The Company also has defined contribution savings and similar plans for eligible employees, which vary by subsidiary. The Company’s aggregate contributions to these plans are based on eligible employee contributions and certain other factors. The Company expenses for these plans for the three and nine months ended September 30, 2025 were $202 and $914, respectively. The Company expenses for these plans for the three and nine months ended September 30, 2024 were $289 and $954, respectively.
International Plans
The Company maintains various pension and statutory separation pay plans for its European employees. The expense (income), not including the French and German pension plan for the three and nine months ended September 30, 2025, were $205 and $614, respectively. The expense (income), not including the French and German pension plan for the three and nine months ended September 30, 2024, were $(54) and $(162), respectively.
8.   CAPITAL STOCK, TREASURY STOCK AND PAID IN CAPITAL
Authorized shares of preferred stock ($0.01 par value per share) and common stock ($0.01 par value per share) for the Company are 50,000,000 shares and 150,000,000 shares, respectively. No preferred stock has been issued.
In 2004, the Company purchased 805,270 shares of its common stock from the underwriter for a purchase price of $298. The common stock has been accounted for as treasury stock.
The Company completed private placements (the “Private Placements”) through the issuance of 7,142,858 shares at purchase price of $2.10 and 7,042,254 shares at purchase price of $0.71, on March 21,

2025, and September 30, 2025, respectively, of common stock to an affiliate of Icahn Enterprises L.P. (“IELP”). Prior to the completion of these Private Placements, IELP beneficially owned approximately 90.6% of the Company’s outstanding common stock. As a result of these Private Placements, IELP is the beneficial owner of approximately 91.76% of the Company’s outstanding common stock. The Private Placement was approved by a Special Committee of disinterested directors of the Company. The Company received $15,000 and $5,000 in proceeds from the Private Placement, of which $143 was recorded within common stock and $19,857 was recorded within paid in capital as of September 30, 2025.
The Company had 118,181,047 and 103,995,935 shares issued and 117,375,777 and 103,190,665 shares outstanding as of September 30, 2025 and December 31, 2024, respectively.
9.   INCOME TAXES
For the nine months ended September 30, 2025, we recorded an income tax expense of $14,890 on pre-tax loss of $(31,959) compared to an income tax expense of $3,380 on pre-tax income of $7,091for the nine months ended September 30, 2024. Our effective income tax rate was (46.5)% and 47.6% for the nine months ended September 30, 2025 and 2024, respectively. For the nine months ended September 30, 2025, the effective tax rate was lower than the statutory federal rate of 21%, for corporations, primarily due to a valuation allowance established for US deferred tax assets during Q2 due to delays with modifications of certain operating lines in the US resulting in lower projections for the year, and the jurisdictional mix of earnings and operating losses expected for the year. For the nine months ended September 30, 2024, the effective tax rate was higher than the statutory federal rate of 21%, for corporations, primarily due to the jurisdictional mix of earnings and operating losses expected for the year.
For the three months ended September 30, 2025, we recorded an income tax expense of $1,949 on pre-tax loss of $(11,048) compared to an income tax expense of $(191) on pre-tax income of $(335) for the three months ended September 30, 2024. Our effective income tax rate was (17.6)% and 57% for the three months ended September 30, 2025 and 2024, respectively. For the three months ended September 30, 2025, the effective tax rate was lower than the statutory federal rate of 21%, for corporations, primarily due to valuation allowance established for US deferred tax assets during Q2 due to delays with modifications of certain operating lines in the US resulting in lower projections for the year, and the jurisdictional mix of earnings and operating losses expected for the year. For the three months ended September 30, 2024, the effective tax rate was higher than the statutory federal rate of 21%, for corporations, primarily due to the jurisdictional mix of earnings and operating losses expected for the year.
10.   COMMITMENTS AND CONTINGENCIES
Legal Proceedings
The Company from time to time is involved in various other legal proceedings, none of which are expected to have a material adverse effect upon results of operations, cash flows or financial condition.
Lease Commitments
We have operating leases primarily for real estate, equipment, and vehicles. The remaining lease terms for our leases range from 5 months to 14 years.
The Company’s future minimum lease payments required under leases as of September 30, 2025 provides the following lease commitment:

Year	Operating Leases
2025 (remainder of year)	$1,143
2026	4,563
2027	4,415
2028	4,281
2029	2,913
Thereafter	12,242
Total lease payments	$29,557
Less: discounted interest	(7,705)
$21,852
Capital Commitment
As of September 30, 2025 and December 31, 2024, the Company had $1,966 and $3,242 in contractual capital expenditure related commitments, respectively.
Contractual Commitments
The Company routinely enters into fixed price natural gas agreements which require us to purchase a portion of our natural gas each month at fixed prices. These fixed price agreements qualify for the “normal purchases” scope exception under derivative and hedging standards, therefore the natural gas purchases under these contracts were expensed as incurred and included within cost of sales. As of September 30, 2025, future annual minimum purchases remaining under the agreement are $546.
11.   RELATED-PARTY TRANSACTIONS
As of September 30, 2025, and December 31, 2024, IELP owned approximately 91.76% and 90.6% of our outstanding common stock, respectively.
Equity Private Placement of Common Stock & Change in Number of Authorized Shares
Beginning in the first quarter of 2020, the Company entered into discussions with a number of banks, including Bank of America (“BofA”), regarding the terms of a new senior credit facility which would replace both the Term Loan and the ABL Loan. Under the new senior credit facility proposed by BofA, the Company was required to raise at least $100,000 in equity capital, the proceeds of which were to be used, together with borrowings under the new senior credit facility, to repay the Term Loan and the ABL Loan. The Company met this condition through the issuance of 50,000,000 shares of common stock to an affiliate of IELP in a private placement transaction at a purchase price of $2.00 per share (the “Equity Private Placement”). In order to complete the offering of the Equity Private Placement, the Company amended its Amended and Restated Certificate of Incorporation to increase the number of authorized shares of the Company’s common stock by 50,000,000 shares.
Prior to the completion of the Equity Private Placement, IELP beneficially owned approximately 90.6% of the Company’s outstanding common stock. As a result of the Equity Private Placement, IELP is the beneficial owner of approximately 91.76% of the Company’s outstanding common stock. The Equity Private Placement was approved by a Special Committee of disinterested directors of the Company.
Additionally, on March 21, 2025 and September 30, 2025, the Company completed a private placement with an affiliate of IELP. Refer to Note 8 — Capital Stock, Treasury Stock and Paid in Capital for additional details.
Pension Liabilities
Applicable pension and tax laws make each member of a “controlled group” of entities, generally defined as entities in which there is at least an 80% common ownership interest, jointly and severally liable for certain pension plan obligations of any member of the controlled group. These pension obligations include ongoing contributions to fund the plan, as well as liability for any unfunded liabilities that may exist at the time the plan is terminated. In addition, the failure to pay these pension obligations when due may result in the creation of liens in favor of the pension plan or the Pension Benefit Guaranty Corporation (“PBGC”) against the assets of each member of the controlled group.
As a result of the Equity Private Placement, IELP became the beneficial owner of more than 80% of the shares of our common stock and the Company became subject to the pension liabilities of all entities in which Mr. Icahn has a direct or indirect ownership interest of at least 80%. One such entity, ACF Industries LLC (“ACF”), is the sponsor of several pension plans.
On January 31, 2025, the Executive Committee of ACF approved a resolution to terminate its qualified pension plans, which are frozen and no longer accrue benefits. As of December 31, 2024, the fair value of this plan’s assets exceeded its benefit obligation. The termination of the plan is effective January 31, 2025, is subject to the appropriate regulatory approvals, and is expected to be completed in fiscal year 2025. The ACF LLC ultimate settlement obligation will depend upon both the nature and timing of participant settlements and prevailing market conditions.
In connection with the Equity Private Placement, the Company entered into an agreement with Icahn Enterprises Holdings L.P. pursuant to which Icahn Enterprises Holdings L.P. has agreed to indemnify us and our subsidiaries from losses resulting from any imposition of certain pension funding or termination liabilities that may be imposed on us and our subsidiaries or our assets as a result of being a member of the Icahn controlled group.
Based on the contingent nature of potential exposure related to these affiliate pension obligations and the indemnification from Icahn Enterprises Holdings L.P., no liability has been recorded in the accompanying consolidated financial statements.
Tax Allocation
Following the Equity Private Placement, IELP became the beneficial owner of more than 80% of the shares of our common stock and the Company became a member of the consolidated group IEP Corporate Subsidiary for U.S. federal income tax purposes. As a result, the IEP Corporate Subsidiary and the Company entered into a tax allocation agreement for the allocation of certain income tax items. The Company and its subsidiaries consented to join the IEP Corporate Subsidiary’s federal consolidated return and, if elected by the IEP Corporate Subsidiary, certain state consolidated returns. In those jurisdictions where the Company and its subsidiaries will file consolidated returns with the IEP Corporate Subsidiary, the Company will pay to the IEP Corporate Subsidiary any tax it would have owed had it and its subsidiaries continued to file as a separate consolidated group. To the extent that the IEP Corporate Subsidiary consolidated group is able to reduce its tax liability as a result of including the Company and its subsidiaries in its consolidated group, the IEP Corporate Subsidiary will pay the Company 20% of such reduction on a current basis and the Company will be treated as if it would carry forward for its own use under the tax allocation agreement, 80% of the items that caused the tax reduction (the “Excess Tax Benefits”). Moreover, if the Company and its subsidiaries should ever become deconsolidated from the IEP Corporate Subsidiary, the IEP Corporate Subsidiary will reimburse the Company for any tax liability in post-consolidation years that the Company and its subsidiaries would have avoided had they actually had the Excess Tax Benefits for their own consolidated group use. The cumulative payments to the Company by the IEP Corporate Subsidiary post-consolidation will not exceed the cumulative reductions in tax to the IEP Corporate Subsidiary group resulting from the use of the Excess Tax Benefits by the IEP Corporate Subsidiary group.
12.   BUSINESS SEGMENT INFORMATION AND GEOGRAPHIC AREA INFORMATION
The Company defines operating segments as components of the organization for which discrete financial information is available and operating results are evaluated regularly by the Company’s chief executive officer, who is the Chief Operating Decision Maker (“CODM”), in order to assess performance and allocate resources. Characteristics of the Company which were relied upon in making the determination of reportable segments include the geographic region in which the Company operates and the information that is regularly reviewed by the CODM for the purpose of assessing performance and allocating resources.

The Company’s operations are viewed in geographic regions of North America, South America, EMEA, and Asia which are the Company’s four reportable segments under ASC 280. The primary business of each of the geographic regions is manufacturing and selling cellulosic food casings. The Company’s casing products have similar characteristics and customers and share operations support functions such as sales, public relations, supply chain management, various research and development support, in addition to the general and administrative functions of human resources, legal, finance, and information technology.
The Company uses Operating Income, which is defined as profit or loss from operations before interest income, interest expense, other expense, net and income taxes, to assess the profitability of each segment. The Company’s reporting package does not include interest revenue, interest expense or income taxes allocated to individual segments and these items are not considered components of segment operating income. The CODM monitors actual Operating Income results relative to operating plan and forecast to assess the performance of the business and allocate resources.
Segment assets regularly reviewed by the CODM are inclusive only of inventory.
The following table reflects the results of the Company’s segments
	Three Months Ended September 30, 2025
	North America	South America	EMEA	Asia	Corporate and Other	Consolidated
Sales from external customers	$32,421	$11,408	$37,500	$9,833	$0	$91,162
Intersegment net sales	$4,036	292	9,918	507	—	$14,753
	36,457	11,700	47,418	10,340	—	$105,915
Reconciliation of revenue
Elimination of intersegment sales					(14,753)	(14,753)
Total consolidated net sales						91,162
Cost of sales	(34,249)	(10,263)	(45,553)	(9,902)	14,670	(85,297)
Selling and marketing	(1,035)	(292)	(1,114)	(87)	—	(2,528)
General and administrative	(6,202)	(477)	(3,101)	(238)	—	(10,018)
Research and development	(673)	(13)	(147)	(17)	—	(850)
Amortization of intangibles	(26)	—	(372)	—	—	(398)
Asset impairment charge	—	—	—	—	—	—
Restructuring expense and related expense	(1,009)	(126)	—	—	—	(1,135)
Segment operating income	(6,737)	529	(2,869)	96	(83)	(9,064)
Interest income						$0
Interest expense, net						$(2,948)
Other (expense) income, net						$965
Net (loss) income before income taxes						$(11,047)

	Nine Months Ended September 30, 2025
	North America	South America	EMEA	Asia	Corporate and Other	Consolidated
Sales from external customers	$117,115	$34,326	$101,631	$29,557	$0	$282,629
Intersegment net sales	19,656	372	31,450	2,056	—	53,534
	136,771	34,698	133,081	31,613	—	336,163
Reconciliation of revenue
Elimination of intersegment sales					(53,534)	(53,534)
Total consolidated net sales						282,629
Cost of sales	(122,428)	(30,875)	(121,767)	(29,188)	53,534	(250,724)
Selling and marketing	(3,251)	(922)	(2,812)	(187)	—	(7,172)
General and administrative	(17,808)	(1,732)	(8,627)	(629)	—	(28,796)
Research and development	(1,741)	(34)	(356)	(47)	1	(2,177)
Amortization of intangibles	(79)	—	(1,069)	—	—	(1,148)
Asset impairment charge	(12,100)	—	—	—	—	(12,100)
Restructuring expense and related expense	(6,480)	(126)	—	—	—	(6,606)
Segment operating income	(27,116)	1,009	(1,550)	1,562	1	(26,095)
Interest income						$0
Interest expense, net						$(8,545)
Other income (expense), net						$2,682
Net (loss) income before income taxes						(31,958)
	Three Months Ended September 30, 2024
	North America	South America	EMEA	Asia	Corporate and Other	Consolidated
Sales from external customers	$44,794	$12,785	$32,370	$11,556	$(1)	$101,504
Intersegment net sales	$6,931	—	10,693	$0	—	$17,624
	51,725	12,785	43,063	11,556	(1)	119,128
Reconciliation of revenue
Elimination of intersegment sales					(17,624)	(17,624)
Total consolidated net sales						101,504
Cost of sales	(46,023)	(10,941)	(36,366)	(10,205)	17,624	(85,911)
Selling and marketing	(1,081)	(352)	(1,567)	(64)	—	(3,064)
General and administrative	(3,886)	(813)	(2,632)	(209)	—	(7,540)
Research and development	(814)	(11)	(116)	(18)	—	(959)
Amortization of intangibles	(25)	—	(379)	—	—	(404)
Asset impairment charge	(77)	—	—	—	—	(77)
Restructuring expense and related expense	—	—	—	—	—	—
Segment operating income	(181)	$668	$2,003	$1,060	$(1)	3,549
Interest income						$0
Interest expense, net						$(2,860)
Other (expense) income, net						$(1,024)
Net income (loss) before income taxes						$(335)

	Nine Months Ended September 30, 2024
	North America	South America	EMEA	Asia	Corporate and Other	Consolidated
Sales from external customers	$135,672	$39,125	$99,464	$33,283	$(1)	$307,543
Intersegment net sales	23,799	—	34,113	—	—	$57,912
	159,471	39,125	133,577	33,283	(1)	365,455
Reconciliation of revenue
Elimination of intersegment sales					(57,912)	(57,912)
Total consolidated net sales						307,543
Cost of sales	(138,640)	(33,123)	(109,388)	(28,462)	57,912	(251,701)
Selling and marketing	(3,161)	(1,103)	(4,367)	(229)	—	(8,860)
General and administrative	(13,362)	(2,386)	(6,758)	(493)	—	(22,999)
Research and development	(2,471)	(47)	(327)	(72)	—	(2,917)
Amortization of intangibles	(75)	—	(1,133)	—	—	(1,208)
Asset impairment charge	(77)	—	—	—	—	(77)
Restructuring expense and related expense	—	—	(1,396)	—	—	(1,396)
Segment operating income	1,685	$2,466	10,208	4,027	(1)	18,385
Interest income						$0
Interest expense, net						$(8,385)
Other (expense) income, net						$(2,909)
Net income (loss) before income taxes						$7,091
The following table reflects the Company’s inventory by segment:
	September 30, 2025	December 31, 2024
North America	$25,392	$42,977
South America	17,123	21,100
EMEA	35,024	29,657
Asia	14,237	15,234
Consolidated inventory	$91,776	$108,968
The following table reflects the Company’s expenditures for long-lived assets by segment for the three and nine months ended September 30, 2025 and 2024:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
North America	$7,585	$3,228	$21,391	$7,160
South America	$632	$129	721	195
EMEA	$1,025	$1,091	3,468	2,356
Asia	$5	$(0)	10	33
Total expenditure for long-lived assets	$9,247	$4,448	$25,590	$9,744

Geographic Information
Net sales attributed to the country based on the location of the end customer for the three and nine months ended September 30, 2025 and 2024 were as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
United States	$23,735	$32,378	$87,187	$100,092
Philippines	6,793	7,141	21,327	19,814
Italy	8,558	6,395	22,055	18,507
Brazil	6,323	7,673	17,824	21,801
Mexico	3,001	4,797	11,094	14,107
Argentina	3,802	4,280	12,820	16,169
Germany	4,672	4,421	13,544	13,197
Colombia	3,352	3,193	10,657	10,643
France	3,970	3,396	11,472	9,413
Poland	2,222	1,942	5,898	6,415
Other international	24,734	25,888	68,751	77,385
Consolidated net sales	$91,162	$101,504	$282,629	$307,543
Total long-lived assets by country, which include property and equipment, net, operating lease right-of-use assets, net, and other assets, net, consists of the following:
	September 30, 2025	December 31, 2024
United States	$83,220	$76,849
France	29,464	26,652
Brazil	15,993	14,477
Poland	12,210	11,809
Philippines	8,547	9,740
Other international	14,953	14,297
Consolidated long-lived assets	$164,387	$153,824

13.
OTHER COMPREHENSIVE INCOME AND CHANGES IN ACCUMULATED OTHER COMPREHENSIVE LOSS

Tax effects allocated to each component of other comprehensive income are the following:
Balance at September 30, 2024
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Foreign currency translation adjustments	$(1,432)	—	$(1,432)
Pension liability adjustments	156	—	156
Total other comprehensive (loss) income	$(1,276)	—	$(1,276)

Balance at September 30, 2025
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Foreign currency translation adjustments	$4,863	—	$4,863
Pension liability adjustments	1,312	—	$1,312
Total other comprehensive (loss) income	$6,175	—	$6,175
Changes in accumulated other comprehensive loss consist of the following:
	Accrued Employee Benefits	Translation Adjustments	Total
Balance at December 31, 2023	$(22,113)	$(37,087)	$(59,200)
Other comprehensive income (loss) before reclassifications	—	(1,833)	(1,833)
Reclassifications from accumulated other comprehensive loss to earnings	(6)	—	(6)
Balance at March 31, 2024	$(22,119)	$(38,920)	$(61,039)
Other comprehensive income (loss) before reclassifications	—	(3,797)	(3,797)
Reclassifications from accumulated other comprehensive loss to earnings	23	—	23
Balance at June 30, 2024	$(22,096)	$(42,717)	$(64,813)
Other comprehensive income (loss) before reclassifications	—	4,198	4,198
Reclassifications from accumulated other comprehensive loss to earnings	139	—	139
Balance at September 30, 2024	$(21,957)	$(38,519)	$(60,476)
	Accrued Employee Benefits	Translation Adjustments	Total
Balance at December 31, 2024	$(20,958)	$(44,428)	(65,386)
Other comprehensive income (loss) before reclassifications	—	2,157	2,157
Reclassifications from accumulated other comprehensive loss to earnings	99	—	99
Balance at March 31, 2025	$(20,859)	$(42,271)	$(63,130)
Other comprehensive income (loss) before reclassifications	—	5,237	5,237
Reclassifications from accumulated other comprehensive loss to earnings	1,187	—	1,187
Balance at June 30, 2025	$(19,672)	$(37,034)	$(56,706)
Other comprehensive income (loss) before reclassifications	—	(2,531)	(2,531)
Reclassifications from accumulated other comprehensive loss to earnings	26	—	26
Balance at September 30, 2025	$(19,646)	$(39,565)	$(59,211)

14.   VARIABLE INTEREST ENTITY
The Company holds a variable interest in a joint venture for which the Company is the primary beneficiary, the joint venture, VE Netting, LLC.
The following table summarizes the carrying amount of the VIEs’ assets and liabilities included in the Company’s Consolidated Balance Sheets as of September 30, 2025 and December 31, 2024:
	September 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$53	$8
Receivables, net	37	80
Inventories, net	398	475
Other current assets	208	51
Property, plant and equipment	1,277	1,277
Less: Accumulated depreciation	(966)	(870)
Property, plant and equipment, net	311	407
Other assets	13	16
Total Assets	$1,020	$1,037
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	798	749
Total Liabilites	798	749
Paid in capital	2,931	2,931
Retained earnings	(2,708)	(2,643)
Total Stockholder Equity	223	288
Total Liabilities and Stockholders’ Equity	$1,021	$1,037
All assets in the above table can only be used to settle obligations of the consolidated VIE. Liabilities are nonrecourse obligations. Amounts presented in the table above are adjusted for intercompany eliminations.
The following table summarizes the Statement of Operations of the VIE included in the Company’s Consolidated Statement of Operations for the three and nine months ended September 30, 2025 and September 30, 2024.
	Three Months Ended September 30, 2025	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Net sales	$174	$236	$532	$642
Cost of sales	177	192	538	658
Gross margin	(3)	44	(6)	(16)
Selling, general and administrative	11	14	34	41
Asset impairment	—	—	—	—
Operating loss	(14)	30	(40)	(57)
Other expense	9	10	26	30
Loss before income taxes	(23)	19	(66)	(88)
Income tax expense	—	—	—	—
Net loss	$(23)	$19	$(66)	$(88)

15.   NET EARNINGS (LOSS) PER SHARE
Basic and diluted net (loss) income per share attributable to common stockholders was calculated as follows (dollar amounts in thousands):
	Three Months Ended September 30, 2025	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Numerator:
Net (loss) income attributable to common stockholders	$(12,984)	$(154)	$(46,815)	$3,755
Denominator:
Weighted-average common shares outstanding, basic and diluted	111,623,367	103,190,665	108,795,514	103,190,665
Net (loss) income per share attributable to common stockholders, basic and diluted	$(0.12)	$(0.00)	$(0.43)	$0.04
16.   RESTRUCTURING
During 2024, the Company announced and began implementing a restructuring plan to realign our operational focus to support multi-year growth, scale the business, and improve costs (the “2024 Restructuring Plan”). As part of this plan, the Company reduced headcount and closed its Swiecie, Poland manufacturing facility and transferred a portion of the machinery to its Legnica, Poland facility to expand production capabilities, scale the business, and improve costs. The majority of the 2024 Restructuring Plan was implemented and completed in the year ended December 31, 2024.
On March 26, 2025, the Company announced that it would cease production at the Osceola, Arkansas facility effective April 30, 2025 (the “2025 Plant Closure Program”). In connection with the plant closure, 210 employees were separated under the separation plan resulting in severance of approximately $4,543 being included in accrued liabilities and restructuring and related expense as of and for the nine months ended September 30, 2025. Additionally, there were site closure costs of $2,063 included in accrued liabilities and restructuring and related expense as of and for the nine months ended September 30, 2025. The Company recorded an additional $819 in site closure costs in restructuring and related expense for the three months ended September 30, 2025. The plant closure resulted in a loss on disposal of property, plant and equipment of $10,400 related to machinery and equipment and asset impairment of $1,700 related to the land and building of the plant which are recorded in the condensed consolidated statement of operations for the nine months ended September 30, 2025.
Restructuring and related expense consists of the following in the condensed consolidated statements of operations for the nine months ended September 30, 2025 and September 30, 2024, respectively:
(in thousands)	Three Months Ended September 30, 2025	Three Months Ended Spetemeber 30, 2024	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Severance and other personnel costs	—	—	$4,543	553
Transfer and disposal costs and professional fees	819	—	2,063	843
	$819	$0	$6,606	$1,396

The following table summarizes the activities as of September 30, 2025 and December 31, 2024:
(in thousands)	September 30, 2025	December 31, 2024
Beginning balance	—	—
Provision	6,606	1,917
Payments	(6,051)	(1,917)
Ending balance	$555	—
In addition, we continue to review our global businesses and may take additional restructuring actions where a path to sustained profitability is not feasible when considering the capital allocation required for those businesses.
17.   REVENUE RECOGNITION
The following table summarizes net sales by product line:
	Three Months Ended September 30, 2025	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Net Sales by product line
Nojax	$47,121	$57,908	$149,301	$174,366
Fibrous	$27,309	$25,948	80,641	79,958
Large	$1,880	$2,432	6,567	7,975
Plastic	$11,662	$12,474	36,379	37,868
Traded Goods	$2,546	$2,334	6,867	6,355
Other	$643	$408	2,874	1,021
Total	$91,161	$101,504	$282,629	$307,543
18.   SUBSEQUENT EVENTS
Viskase evaluated its September 30, 2025 condensed consolidated financial statements for subsequent events through December 19, 2025, the date the condensed consolidated financial statements were available to be issued.
Agreement and Plan of Merger
On June 20, 2025, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) that was further amended on October 23, 2025 by and between Enzon Pharmaceuticals, Inc. (“Enzon”), and EPSC Acquisition Corp. (“ESPC”). Under the terms of the Merger Agreement, EPSC will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Enzon, (the “Merger”). Immediately following the Merger, the Company will convert into a limited liability company under Delaware law. Enzon is expected to change its name to Viskase Holdings, and trade on the OTC market.
Additionally, on June 20, 2025, the Company entered into a support agreement (“Support Agreement”). In accordance with the Support Agreement, the owners of Enzon and the Company will exchange their beneficially owned shares of Enzon Series C Preferred Stock for shares of Enzon common stock. Enzon will use commercially reasonable efforts to facilitate the exchange of Enzon Series C Preferred Stock held by non-related ownership parties for shares of Enzon common stock through the Series C Exchange Offer.
Enzon will effectuate a reverse stock split of the outstanding Enzon Common Stock. The determination as to the final ratio of the Reverse Stock Split shall be made by the Company between a certain range and not to exceed the authorized number of shares of Enzon Common Stock. In addition, each share of the Company’s common stock issued and outstanding prior to the merger will automatically be converted into the right to receive shares of Enzon Common Stock at a certain exchange ratio. All shares of EPSC common stock will be automatically converted into shares of the surviving company.
The transaction is expected to close in 2026 pending standard closing requirements and regulatory approvals.

CONSOLIDATED FINANCIAL STATEMENTS OF VISKASE COMPANIES, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Viskase Companies, Inc.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Viskase Companies, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive (loss) income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes collectively referred to as the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Going concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is dependent on its Senior Credit Facility which reaches maturity in August 2026 and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
/s/ GRANT THORNTON LLP
We have served as the Company’s auditor since 2003.
Chicago, Illinois
December 19, 2025

VISKASE COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of U.S. dollars, except for number of shares and per share amounts)
	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$5,704	$7,862
Receivables, net	74,809	88,950
Inventories	108,968	111,310
Other current assets	46,204	42,674
Total current assets	235,685	250,796
Property, plant and equipment	438,086	436,372
Less accumulated depreciation	(314,351)	(302,027)
Property, plant and equipment, net	123,735	134,345
Right of use assets	19,190	22,309
Other assets, net	10,899	15,676
Intangible assets	13,381	15,799
Goodwill	2,820	3,321
Deferred income taxes	16,011	18,597
Total Assets	$421,721	$460,843
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$44,530	$21,747
Accounts payable	35,496	44,768
Accrued liabilities	23,167	39,163
Short-term portion lease liabilities	4,497	4,777
Total current liabilities	107,690	110,455
Long-term debt, net of current maturities	99,064	111,738
Long-term liabilities	—	1,330
Accrued employee benefits	25,418	32,256
Deferred income taxes	2,339	3,021
Long-term lease liabilities	17,220	20,408
Stockholders’ equity:
Common stock, $0.01 par value; 103,995,935 shares issued and 103,190,665 outstanding	1,040	1,040
Paid in capital	182,343	182,343
Retained earnings	53,613	58,973
Less 805,270 treasury shares, at cost	(298)	(298)
Accumulated other comprehensive loss	(65,386)	(59,200)
Total Viskase stockholders’ equity	171,312	182,858
Deficit attributable to non-controlling interest	(1,322)	(1,223)
Total stockholders’ equity	169,990	181,635
Total Liabilities and Stockholders’ Equity	$421,721	$460,843

VISKASE COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of U.S. dollars, except for number of shares and per share amounts)
	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
NET SALES	$403,775	$445,984	$430,834
Cost of sales	335,945	352,221	356,701
GROSS MARGIN	67,830	93,763	74,133
Selling, general and administrative	48,421	52,436	50,283
Amortization of intangibles	1,609	1,606	1,576
Asset impairment charge	448	338	27
Restructuring expense	1,917	—	—
OPERATING INCOME	15,435	39,383	22,247
Interest income		—	5
Interest expense, net	11,032	12,018	8,433
Other expense, net	10,532	10,395	4,396
(LOSS) INCOME BEFORE INCOME TAXES	(6,129)	16,970	9,423
Income tax (benefit) provision	(670)	3,534	7,139
NET (LOSS) INCOME	$(5,459)	$13,436	$2,284
Less: net loss attributable to noncontrolling interests	(99)	(70)	(245)
Net (loss) income attributable to Viskase Companies, Inc	$(5,360)	$13,506	$2,529
WEIGHTED AVERAGE COMMON SHARES – BASIC AND DILUTED	103,190,665	103,190,665	103,190,665
PER SHARE AMOUNTS:
EARNINGS PER SHARE – BASIC AND DILUTED	$(0.05)	$0.13	$0.02

VISKASE COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
for the years ended December 31, 2024, 2023 and 2022
	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Net (loss) income	$(5,459)	$13,436	$2,284
Other comprehensive (loss) income, net of tax
Pension liability adjustment	1,155	2,634	11,304
Foreign currency translation adjustment	(7,341)	5,280	(4,779)
Other comprehensive (loss) income, net of tax	(6,186)	7,914	6,525
Comprehensive (loss) income	$(11,645)	$21,350	$8,809
Less: comprehensive loss attributable to noncontrolling interests	(99)	(70)	(245)
Net comprehensive (loss) income attributable to Viskase Companies, Inc	$(11,546)	$21,420	$9,054

VISKASE COMPANIES, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
for the years ended December 31, 2024, 2023 and 2022
	Common stock	Paid in capital	Treasury stock	Retained earnings	Accumulated other comprehensive loss	Total Viskase stockholders’ equity	Non-controlling Interest	Total stockholders’ equity
Balance December 31, 2021	$1,040	$182,343	$(298)	$42,938	$(73,639)	$152,384	$(908)	$151,476
Net income (loss)	—	—	—	2,529	—	2,529	(245)	2,284
Foreign currency translation adjustment	—	—	—	—	(4,779)	(4,779)	—	(4,779)
Pension liability adjustment, net of tax	—	—	—	—	11,304	11,304	—	11,304
Balance December 31, 2022	$1,040	$182,343	$(298)	$45,467	$(67,114)	$161,438	$(1,153)	$160,285
Net income (loss)	—	—	—	$13,506	—	13,506	(70)	13,436
Foreign currency translation adjustment	—	—	—	—	5,280	5,280	—	5,280
Pension liability adjustment, net of tax	—	—	—	—	2,634	2,634	—	2,634
Balance December 31, 2023	$1,040	$182,343	$(298)	$58,973	$(59,200)	$182,858	$(1,223)	$181,635
Net (loss)	—	—	—	(5,360)	—	(5,360)	(99)	(5,459)
Foreign currency translation adjustment	—	—	—	—	(7,341)	(7,341)	—	(7,341)
Pension liability adjustment, net of tax	—	—	—	—	1,155	1,155	—	1,155
Balance December 31, 2024	$1,040	$182,343	$(298)	$53,613	$(65,386)	$171,312	$(1,322)	$169,990
Balance December 31, 2020	$1,040	$182,343	$(298)	$46,157	$(78,651)	$150,591	$(771)	$149,820
Net loss	—	—	—	(3,219)	—	(3,219)	(137)	(3,356)
Foreign currency translation adjustment	—	—	—	—	(4,902)	(4,902)	—	(4,902)
Pension liability adjustment, net of tax	—	—	—	—	9,914	9,914	—	9,914
Balance December 31, 2021	$1,040	$182,343	$(298)	$42,938	$(73,639)	$152,384	$(908)	$151,476
Net income (loss)	—	—	—	$2,529	—	2,529	(245)	2,284
Foreign currency translation adjustment	—	—	—	—	(4,779)	(4,779)	—	(4,779)
Pension liability adjustment, net of tax	—	—	—	—	11,304	11,304	—	11,304
Balance December 31, 2022	$1,040	$182,343	$(298)	$45,467	$(67,114)	$161,438	$(1,153)	$160,285
Net income (loss)	—	—	—	13,506	—	13,506	(70)	13,436
Foreign currency translation adjustment	—	—	—	—	5,280	5,280	—	5,280
Pension liability adjustment, net of tax	—	—	—	—	2,634	2,634	—	2,634
Balance December 31, 2023	$1,040	$182,343	$(298)	$58,973	$(59,200)	$182,858	$(1,223)	$181,635

VISKASE COMPANIES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
for the years ended December 31, 2024, 2023 and 2022
	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows from operating activities:
Net income (loss)	$(5,459)	$13,436	$2,284
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	23,678	25,223	27,303
Amortization of deferred financing fees	484	464	403
Deferred income taxes	787	3,241	(99)
Loss on disposition/impairment of assets	556	449	337
Bad debt and accounts receivable provision	198	175	187
Changes in operating assets and liabilities:
Receivables	11,900	598	(8,795)
Inventories	366	(5,934)	(13,019)
Other current assets	(5,180)	(1,104)	3,509
Accounts payable	(8,016)	480	9,109
Accrued liabilities	(16,044)	6,508	(2,186)
Accrued employee benefits	(2,896)	(699)	(1,636)
Other assets	4,678	748	(4,349)
Other	(1,683)	580	(2,669)
Total adjustments	8,828	30,729	8,095
Net cash provided by operating activities	3,369	44,165	10,379
Cash flows from investing activities:
Capital expenditures	(15,279)	(14,470)	(22,336)
Proceeds from disposition of assets	—	10	149
Net cash used in investing activities	(15,279)	(14,460)	(22,187)
Cash flows from financing activities:
Deferred financing costs	—	(16)	(294)
Proceeds from short-term debt	21,500	10,101	14,000
Repayment of short-term debt	—	(30,240)	—
Repayment of long-term debt	(11,250)	(9,126)	(7,500)
Repayment of capital lease	—	(11)	(12)
Net cash (used in) provided by financing activities	10,250	(29,292)	6,194
Effect of currency exchange rate changes on cash	(498)	(1,334)	4,521
Net decrease in cash and equivalents	(2,158)	(921)	(1,093)
Cash and cash equivalents at beginning of period	7,862	8,783	9,876
Cash and cash equivalents at end of period	$5,704	$7,862	$8,783
Supplemental cash flow information:
Interest paid less capitalized interest	$10,342	$11,418	$7,427
Income taxes paid	$2,483	$4,060	$7,324

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
1.   Summary of Significant Accounting Policies
Nature of Operations
Viskase Companies, Inc. together with its subsidiaries (“we” or the “Company”) is a producer of non-edible cellulosic, fibrous and plastic casings used to prepare and package processed meat products, and provides value-added support services relating to these products, for some of the largest global consumer products companies. We were incorporated in Delaware in 1970. The Company operates nine manufacturing facilities in North America, Europe, South America, and Asia and, as a result, is able to sell its products in nearly one hundred countries throughout the world.
Going Concern
The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate refinancing of its Senior Credit Facility before its maturity in August 2026.
We fully expect the refinancing will be completed after completion of the Merger (See Note 24 — Subsequent Events), but before the maturity of Senior Credit Facility. However, there is no assurance that the Company will be able to obtain sufficient additional funds to refinance these maturities occurring within 12 months of the date of the issuance of our financials or that such funds, if available, will be obtainable on terms satisfactory to the Company, and therefore substantial doubt exists about the Company’s ability to continue as a going concern.
The consolidated financial statements do not include any adjustments that might result from the Company being unable to continue as a going concern.
Seasonality
Historically, our domestic sales and profits have been seasonal in nature, increasing in the spring and summer months. Sales outside of the United States follow a relatively stable pattern throughout the year.
Basis of Presentation and Principles of Consolidation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entity (“VIE”) for which the Company is the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation.
Noncontrolling Interests
The Company consolidated its variable interest in a joint venture, VE Netting, LLC, as the Company is identified as the primary beneficiary. Noncontrolling interests reflect the equity ownership held by third parties. These noncontrolling interests are presented as a separate component of equity within the consolidated financial statements, distinct from the Company’s stockholders’ equity. The portion of net income (loss) attributable to noncontrolling interests is reported in the consolidated statements of operations.
Use of Estimates in the Preparation of Financial Statements
The financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America and include the use of estimates and assumptions that affect a number of amounts included in the Company’s financial statements, including, among other things, pensions and other postretirement benefits and related disclosures, reserves for excess and obsolete inventory, allowance for credit losses, and income taxes. Management bases its estimates on historical experience and other assumptions that we believe are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the Company’s results for the period in which the actual amounts become known. Historically, the aggregate differences, if any, between the Company’s estimates and actual amounts in any year have not had a significant effect on the Company’s consolidated financial statements.
Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers cash equivalents to consist of all highly liquid debt investments purchased with an initial maturity of approximately three months or less. Due to the short-term nature of these instruments, the carrying values approximate the fair market value. As of December 31, 2024, of the cash held on deposit in the U.S., approximately $518 of the cash balance was in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company performs periodic evaluations of these institutions for relative credit standing and has not experienced any losses as a result of its cash concentration. Consequently, no significant concentrations of credit risk are considered to exist.
Receivables, Net
Trade accounts receivable are classified as current assets and are reported net of allowance for credit losses, which includes the evaluation of expected credit losses following the adoption of ASC Topic 326. This estimated allowance is primarily based upon our evaluation of the future expected loss for the asset. The Company estimates this using the financial condition of each customer, each customer’s ability to pay and the economic conditions of the country the customer resides in. For all trade accounts receivable, the Company defines “past due” as any payment, that is at least 15 days past the contractual due date. For the year ended December 31, 2024, 2023 and 2022, there have been expected credit losses of $198, $175, and $187, respectively.
Inventories, Net
Inventories are valued at the lower of cost or net realizable value. Cost is determined by using the first-in, first-out (“FIFO”) basis method. The Company reviews inventory for excess and obsolete inventory and establishes a reserve. As of December 31, 2024 and December 31, 2023, the Company had an inventory reserve of $3,908 and $5,838, respectively.
Financial Instruments
The Company routinely enters into fixed price natural gas agreements which require us to purchase a portion of our natural gas each month at fixed prices. These fixed price agreements qualify for the “normal purchases” scope exception under derivative and hedging standards, therefore the natural gas purchases under these contracts were expensed as incurred and included within cost of sales. As of December 31, 2024, future minimum purchases remaining under the agreement are $2,533, all of which is expected to be incurred during the year ended December 31, 2025.
The Company’s financial instruments include cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts of these financial assets and liabilities approximate fair value due to the short maturities of these instruments. Management believes the fair value of the Company’s revolving loans approximate the carrying value due to credit risk or current market rates, which approximate the effective interest rates on those instruments. The fair value of the Company’s term loans is estimated by discounting the future cash flow using the Company’s current borrowing rates for similar types and maturities of debt.
Property, Plant and Equipment, Net
The Company carries property, plant and equipment at cost, less accumulated depreciation. Property and equipment additions include acquisition of property and equipment including related external direct costs of materials and services and payroll costs for employees directly associated with the project. Upon retirement or other disposition, cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in results of operations. Depreciation is computed on the straight-line method over the estimated useful lives of the assets ranging from (i) land improvements — 30 years (ii) building and improvements — 10 to 32 years, (iii) machinery and equipment — 4 to 12 years, (iv) furniture and fixtures — 3 to 12 years, (v) leasehold improvements — shorter of lease term or useful life.
In the ordinary course of business, we lease certain equipment, consisting mainly of autos, and certain real property. Real property consists of manufacturing, distribution and office facilities.
Intangible Assets and Goodwill
The Company has recognized definite lived intangible assets for customer relationships, technologies, patents and trademarks, and in-place leases. The intangible assets are amortized on the straight-line method over an estimated weighted average useful life of 20 years for customer relationships, 13 years for technologies, 12 years for patents and trademarks, and 14 years for in-place leases. See accounting policy Impairment of Long-Lived Assets regarding testing intangible assets for impairment.
The Company has recognized goodwill for the excess of purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not amortized and is evaluated for impairment annually or more frequently if events or changes in circumstances indicate that an impairment may have occurred at the reporting unit level. The Company has identified five reporting units for goodwill: United States, Mexico, South America, EMEA and Asia.
The Company conducts its annual goodwill impairment test by either performing a qualitative assessment to determine if it is more likely than not that the fair value of the reporting unit exceeds its carrying amount or proceeding directly to a quantitative evaluation. The qualitative assessment considers factors such as macroeconomic conditions, industry and market considerations, entity-wide financial performance, cost factors, entity-specific events or events affecting a specific reporting unit. If the qualitative analysis indicates that it is more likely than not that the fair value of the reporting unit is below the carrying amount, a quantitative goodwill assessment is required. The Company would use a discounted cash flow model to determine the fair value of the reporting unit and compare it to the reporting units carrying amount. If the fair value is greater than the carrying value, then the goodwill is deemed not to be impaired, and no further action is required. If the fair value is less than the carrying value, goodwill is considered impaired and a charge is reported as impairment of goodwill in the consolidated statements of operations. During the year ended December 31, 2024, the Company implemented a restructuring plan (see Note 22 — Restructuring) which resulted in a goodwill impairment loss of $330 related to the EMEA reporting unit. See Note 12 Goodwill and Intangible Assets, Net. There were no impairment losses for the year ended December 31, 2023 or 2022, respectively.
Impairment of Long-Lived Assets
The Company has long-lived assets including property, plant and equipment and intangible assets. Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. Impairments are recognized when the expected undiscounted future operating cash flows derived from long-lived assets are less than their carrying value. If impairment is identified, the loss is based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. During the year ended December 31, 2024, the Company implemented a restructuring plan (see Note 22 — Restructuring) which resulted in asset write-offs of $41 in the EMEA asset group. Separately, the U.S. asset group recognized write-offs of $77, $338 and $27, in the years ended December 31, 2024, 2023, and 2022, respectively, related to assets removed from service. These write-offs are recorded as loss on disposal of property, plant and equipment in the consolidated statement of operations for the years ended December 31, 2024, 2023 and 2022.
Leases
The Company accounts for leases under FASB ASC Topic 842, Leases, which has resulted in the company reporting a right of use (“ROU”) asset and lease liability related to operating leases reported on our balance sheet. Financing leases under current U.S. GAAP are classified and accounted for in substantially the same manner as capital leases under prior U.S. GAAP and therefore, we do not distinguish between financing leases and capital leases unless the context requires. The determination of whether an arrangement is or contains a lease occurs at inception. We have elected the practical expedient to include both the lease component and the non-lease component as a single component when accounting for each lease and calculating the resulting lease liability and ROU asset. The following is our accounting policy for leases in which we are the lessee.
A lease is classified as a finance lease if any one of the following criteria are met: (1) the lease transfers ownership of the asset by the end of the lease term, (2) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (3) the lease term is for a major part of the remaining useful life of the asset,(4) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or (5) the underlying asset is expected to have no alternative use to the lessor at the end of the lease term. All other leases are recorded as operating leases. For leases with an initial lease term in excess of twelve months, we record a ROU asset with a corresponding lease liability in our balance sheet. We have elected the practical expedient for all leases less than 12 months to not record a ROU asset or corresponding lease liability. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement of the lease based on the present value of lease payments over the lease term. ROU assets are adjusted for any lease payments made on or before commencement of the lease, less any lease incentives received.
The lease liability represents future lease payments for lease and non-lease components discounted for present value. Lease payments that may be included in the lease liability include fixed payments, variable lease payments that are based on an index or rate and payments for penalties for terminating the lease if the lessee is reasonably certain to utilize a termination option, among others. Certain of our leases contain rent escalation clauses that are specifically stated in the lease and these are included in the calculation of the lease liability. Variable lease payments for lease and non-lease components which are not based on an index or rate are excluded from the calculation of the lease liability and are recognized in the statement of operations during the period incurred.
We utilize discount rates to determine the net present value of our gross lease obligations when calculating the lease liability and related ROU asset. In cases in which the rate implicit in the lease is readily determinable, we utilize that discount rate for purposes of the net present value calculation. In most cases, our lease agreements do not have a discount rate that is readily determinable and therefore we utilize an estimate of our incremental borrowing rate. Our incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. For adoption of the new standard, the rate was determined at the adoption date.
The lease term is determined by taking into account the initial period as stated in the lease contract and adjusted for any renewal options that the company is reasonably certain to exercise as well as any period of time that the lessee has control of the space before the stated initial term of the lease. If we determine that we are reasonably certain to exercise a termination option, the lease term is then adjusted to account for the expected termination date.
Operating lease expense is recorded as a single expense recognized on a straight-line basis over the lease term. Financing lease expense consists of interest expense on the financing lease liability and amortization of the ROU financing lease asset on a straight-line basis over the lease term.
Debt and Debt Issuance Costs
The Company accounts for debt in accordance with ASC 470, Debt (ASC 470). Issuance costs for term debt are presented on the balance sheet as a direct deduction from the carrying amount of the related debt liability. These costs are amortized over the term of the related debt using the interest method under ASC 835-30. The effective interest rate for variable rate debt is determined in accordance with ASC 310-20-35, in which the Company’s policy is to use the variable rate at inception of the debt in the determination of the constant effective yield.

The Company has incurred creditor and third-party fees (“Debt Issuance Costs”) associated with its term debt arrangements. These Debt Issuance Costs are recognized as a direct reduction of the carrying value of the debt on the consolidated balance sheets. Debt Issuance Costs are amortized over the duration of the debt using the effective interest method. The amortization of Debt Issuance Costs is included in interest expense within the consolidated statements of operations.
Pensions and Other Postretirement Benefits
The Company uses appropriate actuarial methods and assumptions in accounting for its defined benefit pension plans and non-pension postretirement benefits.
Actual results that differ from assumptions used are accumulated and amortized over future periods and, accordingly, generally affect recognized expense and the recorded obligation in future periods. Therefore, assumptions used to calculate benefit obligations as of the end of a fiscal year directly impact the expense to be recognized in future periods. The primary assumptions affecting the Company’s accounting for employee benefits as of December 31, 2024 and 2023 are as follows:
•
Long-term rate of return on plan assets:   The required use of the expected long-term rate of return on plan assets may result in recognized returns that are greater or less than the actual returns on those plan assets in any given year. Over time, however, the expected long-term rate of return on plan assets is designed to approximate actual earned long-term returns. The Company uses long-term historical actual return information, the mix of investments that comprise plan assets, and future estimates of long-term investment returns by reference to external sources to develop an assumption of the expected long-term rate of return on plan assets. The expected long-term rate of return is used to calculate net periodic pension cost. In determining its pension obligations, the Company is using a long-term rate of return on U.S. plan assets of 6.00% for December 31, 2024. The Company is using a long-term rate of return on French plan assets of 2.60% for 2024. Company is using a long-term rate of return on U.S. plan assets of 6.00% for December 31, 2023. The Company is using a long-term rate of return on French plan assets of 2.60% for 2023. The German pension plan has no assets.

•
Discount rate:   The discount rate is used to calculate future pension and postretirement obligations. The Company is using a Mercer Bond yield curve in determining its pension obligations. The Company is using a discount rate of 5.70% for December 31, 2024. The Company is using a weighted average discount rate of 3.49% on its non-U.S. pension plans for December 31, 2024. The Company is using a discount rate of 5.48% for December 31, 2023. The Company is using a weighted average discount rate of 3.40% on its non-U.S. pension plans for December 31, 2023.

Income Taxes
We account for income taxes in accordance with ASC 740, Income Taxes (ASC 740). Deferred tax assets and liabilities are measured using enacted tax laws and tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In addition, the amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be realized on a more likely than not basis.
A two-step approach is applied pursuant to ASC 740 in the recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained in an audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We recognize interest and penalties related to uncertain tax positions in our provision for income taxes line of our consolidated statements of operations.
Restructuring
Restructuring charges are incurred for programs in which the Company changes its operations, the scope of a business undertaken by its business units, or the manner in which that business is conducted.

Such restructuring charges may include employee severance, retention bonuses, facility closure or consolidation costs, lease or contract termination costs, and other related expenses. The restructuring programs may be implemented due to the sale or discontinuation of a product line, reorganization or management structure changes, headcount rationalization, realignment of operations or products, and/or company-wide cost saving initiatives. The amount and/or frequency of these restructuring charges are not part of the Company’s underlying business. Employee severance costs are generally recognized when payments are probable and amounts are reasonably estimable. Costs related to contracts without future benefit or contract termination are recognized at fair value at the earlier of the contract termination or the cease-use dates. Other exit-related costs are expensed as incurred. See Note 22 — Restructuring for additional details.
Variable Interest Entity
The Company holds a variable interest in VE Netting, LLC. The joint venture is a manufacturing, marketing and selling company of high-quality netting solutions for the meat and poultry industry. VE Netting, LLC is a Delaware limited liability company with its principal place of business in Lombard, IL. The netting product is manufactured under agreement by Viskase’s affiliate located in Monterrey, Mexico. VE Netting, LLC was determined to be a variable interest entity (VIE) in accordance with ASC Topic 810, Consolidations, for which the Company is the primary beneficiary, as the Company has the power to direct activities that most significantly impact the economic performance and has the right to receive benefits and losses that may potentially be significant. As the primary beneficiary of the VIE, the VIEs’ assets, liabilities, and results of operations are included in the Company’s consolidated financial statements as of, and for the period ended, December 31, 2024 and December 31, 2023. The other equity holders’ interests are reflected in “Net loss attributable to noncontrolling interests” in the Consolidated Statements of Operations and “Noncontrolling interests” in the Consolidated Balance Sheets. See Note 20 — Variable Interest Entity for standalone financial information.
Other Comprehensive Income (Loss)
Other comprehensive income (loss) includes all other non-stockholder changes in equity. Changes in other comprehensive income (loss) in 2024, 2023 and 2022 resulted from changes in foreign currency translation and pension liability.
Accumulated other comprehensive income (loss) consists of cumulative changes in foreign currency translation and pension liability.
Revenue Recognition
The Company’s revenues are comprised of product sales to customers, including distributors and end users. The Company’s performance obligation is defined as the promise to deliver the specified products in a purchase order. Revenue is recognized at the point in time in which the customer obtains control of the product, which is generally when product title passes to the customer according to the shipping terms dictated in the contract. In most contracts, title transfers upon shipment of the product; however, in some cases, title does not transfer until the customer has received the products at their specified location.
Revenue is recorded at the transaction price, which is the amount of consideration the Company expects to receive in exchange for providing its products to customers.
The transaction price may be adjusted for estimates of known or expected variable consideration, including consumer incentives, trade promotions, and rebate programs. The Company estimates the amount of variable consideration that will be realized and records the estimate as a reduction to the transaction price. These estimates are based on historical experience, anticipated performance and the Company’s best judgment at the time. In determining whether an estimate of variable consideration is constrained, we consider the likelihood and magnitude of a potential revenue reversal. The Company’s provision for variable consideration is recorded at contract inception and reviewed and updated regularly as new information arises throughout the contract term. Any adjustments due to resolved uncertainties or new information are recognized in the period in which the adjustment is identified.
Sales, value add, and other taxes collected from customers and remitted to governmental authorities are excluded from the transaction price, while shipping and handling fees reimbursed by the customer are included in the transaction price and recorded on a gross basis on the income statement. The Company generally does not offer warranties or a right to return on the products it sells except in the instance of a product defect or mis-ship.
Payment terms vary by customer; however, the time between invoicing and payment is not significant. None of the Company’s customer contracts as of December 31, 2024 and 2023 contain a significant financing component.
Shipping and Handling
The Company periodically bills customers for shipping charges. These amounts are included in net sales, with the associated costs included in cost of sales.
Repairs and Maintenance
Routine repairs and maintenance are charged to operations as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.
Foreign Currency
We transact business in various foreign currencies. In general, the functional currency of a foreign operation is the local country’s currency. Consequently, revenues and expenses of operations outside the U.S. are translated into U.S. Dollars using average exchange rates while assets and liabilities of operations outside the U.S. are translated into U.S. Dollars using exchange rates at the balance sheet dates. The effects of foreign currency translation adjustments are included in stockholders’ equity as a component of AOCL in the accompanying consolidated balance sheets and related periodic movements are summarized as a line item in our consolidated statements of comprehensive income (loss). Net foreign exchange transaction losses (gains) included in other expenses, net in the accompanying consolidated statements of operations were $8,648, ($905) and $3,431 for the years ended December 31, 2024, 2023 and 2022, respectively.
Net Income (Loss) Per Share
The Company calculated basic loss per share by dividing net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period increased to include, if dilutive, the number of additional common shares that would have been outstanding if the potential common shares had been issued.
The Company has no potentially dilutive securities for each period presented. Accordingly, basic and diluted net loss per share attributable to common stockholders are the same.
Segments
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. To date, the Company’s chief operating decision maker makes such decisions and assesses performance at the geographic region level, including North America, South America, EMEA, and Asia which are the Company’s four reportable segments under ASC 280. See Note 16, Business Segment Information and Geographic Area Information for further information.
Recently Adopted Accounting Pronouncements
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures, which includes requirements for more robust disclosures of significant segment expenses and measures of a segment’s profit and loss used in assessing performance. This standard is effective for the Company’s annual period beginning January 1, 2024 and interim periods beginning January 1, 2025 with early adoptions permitted. The Company adopted this accounting standard as of January 1, 2024. See Note 16, Business Segment Information and Geographic Area Information for the

Company’s segments disclosures. Our adoption did not result in a material impact to our consolidated financial statements and disclosures.
Recently Issued Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures, which requires enhanced income tax disclosures that reflect how operations and related tax risks, as well as how tax planning and operational opportunities, affect the tax rate and prospects for future cash flows. This standard is effective for the Company beginning January 1, 2025 with early adoption permitted. The ASU should be applied on a prospective basis but retrospective application is permitted.The adoption of this guidance will modify disclosures in the Company’s consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), which requires disclosure of specific information about costs and expenses within relevant expense captions on the face of the income statement, qualitative descriptions for expense captions not specifically disaggregated quantitatively, and the total amount and definition of selling expenses for interim and annual reporting periods. This standard is effective for the Company’s annual reporting period beginning January 1, 2027 and interim reporting periods beginning January 1, 2028 and should be applied on a retrospective or prospective basis, with early adoption permitted. We are currently assessing the impact of adopting this standard on our consolidated financial statements.
2.   Cash and Cash Equivalents
Cash and cash equivalents consist of the following:
	December 31, 2024	December 31, 2023
Cash and cash equivalents	$5,704	$7,862
As of December 31, 2024, and December 31, 2023, cash held in foreign banks was $5,069 and $7,218, respectively.
As of December 31, 2024, and December 31, 2023, letters of credit for $685 and $735, respectively were outstanding under our New Senior Credit Facility.
3.   Receivables, Net
Receivables net, consist of the following:
	December 31, 2024	December 31, 2023	December 31, 2022
Accounts receivable, gross	$77,466	$91,858	$91,431
Less allowance for credit losses	(2,657)	(2,908)	(3,847)
Receivables, net	$74,809	$88,950	$87,584
	December 31, 2024	December 31, 2023	December 31, 2022
Beginning balance	$2,908	$3,847	$3,404
Provision (recoveries)	198	(132)	187
Write-offs	(454)	—	373
Other and translation	5	(807)	(117)
Ending balance	$2,657	$2,908	$3,847

4.   Inventories, Net
Inventories net, consists of the following:
	December 31, 2024	December 31, 2023
Raw materials	$29,991	$35,573
Work in process	42,940	51,872
Finished products	36,037	23,865
Total inventories, net	$108,968	$111,310
5.   Property, Plant and Equipment, net
Depreciation expense associated with property, plant and equipment was $22,443, $23,617 and $25,727 for the years ended December 31, 2024, 2023 and 2022, respectively.
Property, plant and equipment, net, consists of the following:
	December 31, 2024	December 31, 2023
Land and improvements	$1,848	$1,939
Buildings and improvements	52,847	53,613
Machinery, equipment and leasehold	345,730	344,647
Furniture and fixtures	25,931	27,664
Construction in progress	11,730	8,509
Total property plant and equipment	$438,086	$436,372
	December 31, 2024	December 31, 2023
Land and improvements	$520	$496
Buildings and improvements	27,419	26,790
Machinery, equipment and leasehold	272,077	260,232
Furniture and fixtures	14,335	14,509
Total accumulated depreciation	$314,351	$302,027
Loss on disposal of property, plant and equipment relating to assets removed from service prior to the end of their useful lives of $77, $338 and $27 for the years ended December 31, 2024, 2023 and 2022, respectively and an additional loss on disposal of property, plant and equipment of $41 for the year ended December 31, 2024 related to the plant closure in Poland was recorded in the Company’s consolidated statement of operations. For additional information on the plant closure see Note 22 — Restructuring.
6.   Balance Sheet Details
Other current assets
Other current assets consist of the following:
	December 31, 2024	December 31, 2023
Prepaid expenses	$14,988	$14,582
Supplies	23,971	23,100
Other	7,245	4,992
Total other current assets	$46,204	$42,674

Other assets
Other assets consist of the following:
	December 31, 2024	December 31, 2023
Other taxes receivable	$10,295	$15,048
Other	604	628
Total other assets	$10,899	$15,676
Accrued Liabilities
Accrued liabilities consist of the following:
	December 31, 2024	December 31, 2023
Compensation and employee benefits	$8,559	$15,919
Taxes payable	8,877	17,171
Accrued volume and sales rebates	1,929	2,409
Other	3,802	3,664
Total accrued liabilities	$23,167	$39,163
7.   Debt Obligations
Debt obligations consist of the following:
	December 31, 2024	December 31, 2023
Short-term debt:
Senior credit facility	$34,625	$11,250
Europe Line of Credit	9,905	10,497
Less: short-term deferred financing costs	(217)	(76)
Total short-term debt	44,313	21,671
Long-term debt:
Senior credit facility	$99,375	$112,500
Other	529	562
Less: long-term deferred financing costs	(623)	(1,248)
Total long-term debt, net	99,281	111,814
Total debt	$143,594	$133,485
Senior Credit Facility
On October 9, 2020, the Company and certain of its subsidiaries, entered into a certain Credit Agreement (the “Credit Agreement”) with the various lenders named therein and Bank of America, N.A., as administrative agent for the lenders (the “Administrative Agent”), providing for a $150,000 term loan (the “Term Loan”) and a $30,000 revolving credit facility (the “Revolving Credit Facility” and together with the Term Loan, the “Senior Credit Facility”) as amended by the First Amendment to Credit Agreement dated as of August 13, 2021, the Second Amendment to Credit Agreement dated as of August 10, 2022 and as further amended by the Limited Waiver and Third Amendment to Credit Agreement dated as of February 14, 2025 (the “Third Amendment”) as described below.
The Second Amendment to the Senior Credit Facility increased the commitment of the New Revolving Credit Facility to $37,000 and transitioned Term Loans on September 30, 2022 and Revolving Loans on August 30,2022 from LIBOR Loans to SOFR Loans. Amended terms of the facility are stated below.
The Third Amendment includes a waiver on ants for the year ended December 31, 2024, and a relief period for year 2025 (the “Covenant Relief Period”). During the Covenant Relief period, the consolidated leverage ratio will be increased to 4.00X through December 31, 2025. The consolidated fixed charge coverage ratio will be modified to include only maintenance capital expenditures and a year-to-date build basis for quarter end calculation. On December 31, 2025, the consolidated fixed charge coverage ratio will return to an LTM basis. During the Covenant Relief Period, restricted payments, permitted acquisitions and other investments as defined by the Credit Agreement are not allowed and the accordion feature of the credit facility, which allowed for an increase in borrowings under the facility has been suspended.
The interest rates per annum applicable to the Amended Senior Credit Facility (other than in respect of Swingline Loans) will be SOFR, but in any event, not less than 0.00%, plus the Applicable Rate (as defined below), or, for U.S. dollar denominated loans only, made to the Company at the option of the Company, the Base Rate, defined as the highest of: (a) the Federal Funds Rate plus one-half percent (0.50%); (b) the Bank of America prime rate; and (c) the one (1) month SOFR (adjusted daily) plus one percent (1.00%), but in any case not less than 1.00%, plus the Applicable Rate. Applicable Rate means, with respect to the Amended Senior Credit Facility, a percentage per annum to be determined in accordance with the applicable pricing grid set forth in the Amended Senior Credit Facility based upon the Company’s Consolidated Coverage Ratio as reflected in a quarterly Compliance Certificate. Each Swingline Loan shall bear interest at the Base Rate plus the Applicable Rate for Base Rate loans under the New Revolving Credit Facility. As of December 31, 2024, our current interest rate is 6.94%. The effective interest rate of the Term Loan as of December 31, 2024 is 4.1%, which is determined in accordance with ASC 310-20-35, based on the variable rate in effect at inception of the instrument.
The Amended Senior Credit Facility requires the Company to repay principal of the New Term Loan at the rate of 5% of the original principal balance during each of the first two years, 7.5% during the third and fourth years and 10% of the original principal balance during the fifth year. The maturity date on the Amended Senior Credit Facility is August 13, 2026.
The Company may prepay the Amended Senior Credit Facility, in whole or in part, at any time without premium or penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of SOFR borrowings and foreign currency borrowings bearing interest at a rate other than SOFR. Each such prepayment of the New Term Facility shall be applied as directed by the Company. The unutilized portion of the commitments under the Amended Senior Credit Facility may be irrevocably reduced or terminated by the Company at any time without penalty.
The Amended Senior Credit Facility is guaranteed by each existing and future direct and indirect wholly owned material domestic Restricted Subsidiary and foreign Restricted Subsidiary of the Company (other than any Brazilian subsidiary). The Amended Senior Credit Facility is secured by substantially all assets of the Company and its material domestic Restricted Subsidiaries, with the exception of real property.
The Amended Senior Credit Facility contains various covenants which restrict the Company’s ability to, among other things, incur indebtedness, create liens on our assets, make investments, enter into merger, consolidation or acquisition transactions, dispose of assets (other than in the ordinary course of business), make certain restricted payments, enter into sale and leaseback transactions and transactions with affiliates, in each case subject to permitted exceptions. The Amended Senior Credit Facility also requires that we comply with certain financial covenants, including meeting a consolidated leverage ratio and consolidated fixed charge coverage ratio.
The Company was not in compliance with the consolidated leverage ratio and consolidated fixed charge coverage ratio for the period ending December 31, 2024. The noncompliance constituted an event of default that, absent a waiver, could have resulted in the debt becoming callable by the lender and reclassified as a current liability in accordance with ASC 470-10-45. Subsequent to the balance sheet date in February 2025, but prior to the issuance of the financial statements, the Company entered into the Third Amendment to Credit Agreement. Among other provisions, the amendment included a waiver of the covenant violations existing as of December 31, 2024. The Company believes it is reasonably possible that it will comply with the covenants at measurement dates within the next twelve months. As such, the Company has classified the related debt as long-term based on the contractual installments as of December 31, 2024, in accordance with ASC 470-10-45-11.
During the year ended December 31, 2024, the Company borrowed an additional $21,500 under the terms of the Senior Credit Facility. During the years ended December 31, 2024 and 2023, the company had repayments of $11,250 and $39,376, respectively. The Company recognized $9,752 and $10,984 of interest expense and $484 and $464 of deferred financing fee amortization for the years ended December 31, 2024 and 2023 respectively. Interest expense and deferred financing fee amortization are included within interest expense, net in the consolidated statement of operations.
Foreign Lines of Credit
In its foreign operations, the Company has unsecured lines of credit with various banks providing approximately $12,000 of availability. There were borrowings of $9,905 under the lines of credit at December 31, 2024 and borrowings of $10,497 under the lines of credit at December 31, 2023. As of December 31, 2024, our current interest rate is 4.81%. As of December, 31, 2024, all borrowings under the Foreign Lines of Credit were due within 12 months and presented within short-term debt on the consolidated balance sheets. For the years ended December 31, 2024 and 2023, the Company incurred $590 and $407 of interest expense, respectively. The line of credit is an uncommitted facility that can be terminated at any time with payment on demand.
Debt Maturity
The aggregate maturities of debt(1) for each of the next five years are:
	2025	2026	2027	2028	2029	Thereafter
Term Loan	$13,125	$99,375	$0	$0	$0	$0
Revolving Credit Facility	21,500	—	—	—	—	—
Foreign Line of Credit and Other	9,905	529	—	—	—	—
Total maturities	$44,530	$99,904	$0	$0	$0	$0

(1)
The aggregate maturities of debt represent amounts to be paid at maturity and not the current carrying value of the debt.

8.   Leases
We have operating leases primarily for real estate, equipment, and vehicles. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. The remaining lease terms for our leases range from 1 month to 14 years. These leases often include options to extend the term of the lease which may be for periods of up to 10 years. When it is reasonably certain that the option will be exercised, the impact of the renewal term is included in the lease term for purposes of determining total future lease payments and measuring the ROU asset and lease liability. We apply the short-term lease policy election, which allows us to exclude from recognition leases with an original term of 12 months or less.
ROU assets and lease liabilities are as follows:
	December 31, 2024	December 31, 2023
Operating Leases:
ROU assets	$19,190	$22,309
Lease liabilities	$21,717	$25,185
The following is an analysis of leased property under financing leases by major classes as of December 31, 2024 and December 31, 2023:
	December 31, 2024	December 31, 2023
Building and improvements	$453	$453
Machinery and equipment	3,599	3,535
Less: Accumulated depreciation	(4,052)	(3,988)
	$0	$0

Additional information with respect to our operating and finance leases as of December 31, 2024 is presented below.
Operating
Weighted average remaining lease term (years)	8.49
Weighted average discount rate	7.42%
Lease expense consists of the following:
	December 31, 2024	December 31, 2023	December 31, 2022
Operating lease rent expense	$4,591	$5,255	$5,182
Financing Leases:
Amortization of ROU assets	—	10	20
Interest expense on lease liabilities	—	—	3
	$0	$10	$23
Cash flow information related to leases is as follows:
	December 31, 2024	December 31, 2023
Cash Paid For Amounts Included in the Measurement of Lease Liabilities:
Cash used in operating activities (operating leases)	$4,564	$5,164
Cash used in operating activities (financing leases)	—	12
Supplemental Cash Flow Information:
ROU assets obtained in exchange for lease obligations (operating leases)	$239	$114
Maturities of operating lease liabilities as of December 31, 2024 are as follows:
Year	Operating Leases
2025	$4,497
2026	3,928
2027	3,714
2028	3,666
2029	2,579
Thereafter	11,476
Total lease payments	29,860
Less: discounted interest	(8,143)
$21,717
9.   Retirement Plans
The Company has contributed $3,099 and $2,235 to pension benefits in the U.S. during the years ended December 31, 2024 and December 31, 2023, respectively.
The Company and its subsidiaries have defined contribution and defined benefit plans varying by country and subsidiary.
The Company’s operations in the United States, France, and Germany historically offered defined benefit retirement plans (“Plan”) to their employees. Most of these benefits have been terminated, resulting in various reductions in liabilities and curtailment gains.

Included in accumulated other comprehensive loss, net of tax is $(20,935) as of December 31, 2024. The following amounts not yet recognized in net periodic benefit cost:
	U.S. Pension Benefits	Non U.S. Pension Benefits
Net actuarial (loss) gain	$(10,410)	$1,741
Prior service credit	1	19
Amounts included in other comprehensive income (loss) expected to be recognized as a component of net periodic benefit cost for the year ending December 31, 2025 are:
	U.S. Pension Benefits	Non U.S. Pension Benefits
Net actuarial (loss) gain	$(88)	$82
The measurement date for all defined benefit plans is December 31. The year-end status of the plans is as follows:
	U.S. Pension Benefits		Non U.S. Pension Benefits
	2024	2023	2024	2023
Change in benefit obligation:
Projected benefit obligation at beginning of year	$95,385	$97,738	$20,578	$17,761
Service cost	—	—	296	297
Interest cost	4,988	5,185	644	737
Plan amendments	—	—	—	(133)
Actuarial (gain) loss	(3,124)	(487)	(98)	1,962
Benefits paid	(7,563)	(7,051)	(942)	(686)
Currency translation	—	—	(1,230)	640
Estimated benefit obligation at end of year	$89,686	$95,385	$19,248	$20,578
Change in plan assets:
Fair value of plan assets at beginning of year	$87,538	$82,693	$1,227	$1,367
Actual return on plan assets	4,202	9,661	39	33
Employer contribution	3,099	2,236	609	617
Plan settlements	—	—	—	(154)
Benefits paid	(7,563)	(7,052)	(942)	(686)
Currency translation	—	—	(75)	50
Fair value of plan assets at end of year	$87,276	$87,538	$858	$1,227
Unfunded status of the plan	$(2,410)	$(7,847)	$(18,390)	$(19,351)
	U.S. Pension Benefits		Non U.S. Pension Benefits
	2024	2023	2024	2023
Amounts recognized in statement of financial position:
Current liabilities	$(73)	$(73)	$(70)	$(798)
Noncurrent liabilities	(2,337)	(7,774)	(18,319)	(18,553)
Net amount recognized	$(2,410)	$(7,847)	$(18,389)	$(19,351)

The funded status of these pension plans as a percentage of the projected benefit obligation was 81% in 2024 compared to 77% in 2023. The actuarial gain for 2024 was mainly due to the discount rate on U.S. pension benefits and changes in demographics on the foreign plans.
	U.S. Pension Benefits		Non U.S. Pension Benefits
	2024	2023	2024	2023
Projected benefit obligation	$89,686	$95,385	$19,248	$20,578
Fair value of plan assets	$87,276	$87,538	$858	$1,227
Information for defined benefit plans with accumulated benefit obligations in excess of plan assets:
	U.S. Pension Benefits		Non U.S. Pension Benefits
	2024	2023	2024	2023
Accumulated benefit obligation	$89,686	$95,385	$19,248	$20,578
Fair value of plan assets	$87,276	$87,538	$858	$1,227
In connection with our adoption of FASB issued ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, the components of net periodic benefit cost other than the service cost component are included in the line item other expense in the income statement.
Components of net periodic benefit cost for the years ended December 31:
	U.S. Pension Benefits			Non U.S. Pension Benefits
	2024	2023	2022	2024	2023	2022
Component of net period benefit cost
Service cost	$—	$—	$—	$308	$296	$412
Interest cost	4,988	5,185	3,655	672	725	298
Expected return on plan assets	(5,086)	(4,774)	(5,029)	(31)	(36)	(35)
Amortization of prior service cost	—	—	—	3	10	10
Amortization of actuarial loss	185	474	752	(52)	(326)	47
	$87	$885	$(622)	$900	$669	$732
Weighted average assumptions used to determine the benefit obligation and net periodic benefit cost as of December 31:
	U.S. Pension Benefits		Non U.S. Pension Benefits
	2024	2023	2024	2023
Discount rate	5,70%	5.48%	3.49%	3.40%
Expected return on plan assets	6.00%	6.00%	2.60%	2.60%
Rate of compensation increase	N/A	N/A	3.28%	3.30%
The Company evaluates its discount rate assumption annually as of December 31 for each of its retirement-related benefit plans. The Company is using a Mercer bond model for determining its U.S. pension benefits.
The Company’s expected return on plan assets is evaluated annually based upon a study which includes a review of anticipated future long-term performance of individual asset classes, and consideration of the appropriate asset allocation strategy to provide for the timing and amount of benefits included in the projected benefit obligation. While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term prospective rate.
The Company’s overall investment strategy is a glide path to manage the plan to a fully funded status through a mix of approximately 75% of investments for long-term growth and 25% for near-term benefit payments with a wide diversification of asset types, fund strategies, and fund managers. The target allocations for plan assets are 45% equity securities, 5% in alternatives and 48% to fixed income investments. Equity securities primarily include investments in large-cap, mid-cap and small-cap companies primarily located in the United States and international developed markets. Fixed income securities include corporate bonds of companies from diversified industries, mortgage-backed securities, and U.S. Treasuries. Other types of investments include investments in hedge funds that follow several different strategies.
We categorize our plan assets into three levels based upon the assumptions (inputs) used to price the assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:
•
Level 1:   Unadjusted quoted prices in active markets for identical assets.

•
Level 2:   Observable inputs other than those included in Level 1. For example, quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

•
Level 3:   Unobservable inputs reflecting assumptions about the inputs used in pricing the asset.

We did not maintain any level 3 assets during the years ended December 31, 2024 and 2023.
Plan management uses the following methods and significant assumptions to estimate fair value of investments:
•
Money market — overnight bank deposits and money market mutual funds maintaining at all times $1.00 Net Asset Value (“NAV”).

•
US Government and agency obligations — U.S. Treasury bonds, notes and other government obligations. U.S. securities are Level 1 assets and corporate notes are Level 2 assets.

•
Exchange traded funds — marketable securities tracking asset baskets traded on active markets.

•
Mutual funds — Valued at the net asset value (“NAV”) of shares or units held by the Plan at year-end which is obtained from an active market or at share or unit prices provided by the fund manager with significant observable inputs.

•
Hedge funds — Value provided by the administrator of the fund. The pricing for these funds is provided monthly by the fund to determine the quoted price.

•
Common stocks — marketable corporate equity securities traded on active markets.

The fair values of the Company’s pension plan asset allocation at December 31, 2024 and 2023, by asset category are as follows:
		Fair Value Measurement at December 31, 2024
		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Money market	$2,490	$2,490	$—	$—
US Government and agency obligations	56,675	1,161	55,514	—
Exchange traded funds	—	—	—	—
Mutual funds	69	69	—	—
Common stocks	28,900	28,900	—	—
Total Assets in the fair value hierarchy	$88,134	$32,620	$55,514	—

		Fair Value Measurement at December 31, 2023
		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Money market	$2,448	$2,448	$—	$—
US Government and agency obligations	40,435	1,519	38,916	—
Exchange traded funds	10,699	10,699	—	—
Mutual funds	19,100	19,100	—	—
Common stocks	16,083	16,083	—	—
Total Assets in the fair value hierarchy	$88,765	$49,849	$38,916	—
The following table provides a summary of the estimated benefit payments for the postretirement plans for the next five fiscal years and thereafter.
	Total Estimated Benefit Payments
	U.S.	Non U.S	Total
2025	$7,975	$744	$8,719
2026	7,949	782	8,731
2027	7,989	826	8,815
2028	7,901	852	8,753
2029	7,745	1,214	8,959
Thereafter	35,858	6,209	42,067
Total	$75,417	$10,627	$86,044
The Company’s expected contribution for the 2025 fiscal year is $2,304 for the U.S. pension plan. There is no funding requirement for non-U.S. pension plans.
Savings Plans
The Company also has defined contribution savings and similar plans for eligible employees, which vary by subsidiary. The Company’s aggregate contributions to these plans are based on eligible employee contributions and certain other factors. The Company expenses for these plans were $1,188, $1,218 and $1,160 in 2024, 2023 and 2022, respectively.
International Plans
The Company maintains various pension and statutory separation pay plans for its European employees. The expense (income), not including the French and German pension plan, in 2024, 2023, and 2022 was $(221), $1,767 and $(431), respectively. As of their most recent valuation dates, for those plans where vested benefits exceeded plan assets, the actuarially computed value of vested benefits exceeded those plans’ assets by approximately $5,582.
10.   Capital Stock, Treasury Stock and Paid in Capital
Authorized shares of preferred stock ($0.01 par value per share) and common stock ($0.01 par value per share) for the Company are 50,000,000 shares and 150,000,000 shares, respectively. No preferred stock has been issued.
On October 9, 2020, the Company completed a private placement of 50,000,000 shares of common stock at $2.00 per share. The Company used the net proceeds of the private placement to complete a refinancing of its short-term debt.

As a result of the private placement to complete an extinguishment of the Revolving Credit Facility and Term Loan Facility in 2020 and subsequent purchases, Icahn Enterprises L.P. currently owns approximately 90.6% of our outstanding common stock.
In 2004, the Company purchased 805,270 shares of its common stock from the underwriter for a purchase price of $298. The common stock has been accounted for as treasury stock.
11.   Income Taxes
Income tax provision (benefit) consists of the following:
	2024	2023	2022
Current
Domestic	$288	$1,213	$51
Foreign	(1,746)	(920)	7,187
Total current	(1,458)	293	7,238
Deferred
Domestic	(413)	2,170	(32)
Foreign	1,201	1,071	(67)
Total deferred	788	3,241	(99)
Total	$(670)	$3,534	$7,139
The reconciliation of income tax provision (benefit) attributable to earnings differed from the amounts computed by applying the U.S. Federal statutory income tax rate to earnings by the following amounts:
Income (loss) before income taxes:
	2024	2023	2022
Domestic	$(9,068)	$(2,995)	$(6,297)
Foreign	2,939	19,965	15,720
Total	$(6,129)	$16,970	$9,423
Computed income tax provision (benefit)	$(1,318)	$3,592	$1,979
State and local taxes, net of federal tax	(26)	113	341
Foreign taxes, net	(2,086)	1,355	655
Valuation allowance	5,166	(1,568)	(887)
Uncertain tax positions – (benefit) expense	(4,756)	(6,214)	860
Foreign exchange impact	(4)	(24)	18
Permanent differences, net	299	2,880	1,687
Revaluation of deferreds	1,574	(328)	1,016
Other, net	481	3,728	1,470
Total income tax provision	$(670)	$3,534	$7,139

Temporary differences and net operating loss carryforwards that give rise to a significant portion of deferred tax assets and liabilities for 2024 and 2023 are as follows:
	2024	2023
Deferred tax asset
Provisions not currently deductible	$11,117	$10,520
Inventory basis differences	1,484	1,797
Stock options	40	41
Pension and healthcare	2,829	4,312
Net operating loss carryforwards	16,360	15,795
Lease liability	4,050	6,409
Foreign exchange and other	4,740	2,021
Valuation allowance	(9,410)	(4,692)
Total deferred tax asset	$31,210	$36,203
Deferred tax liability
Property, plant, and equipment	$(7,069)	$(7,106)
Intangible asset	(4,061)	(4,772)
Right of use assets	(4,057)	(6,480)
Foreign exchange and other	(2,351)	(2,269)
Total deferred tax liability	$(17,538)	$(20,627)
	$13,672	$15,576
As of December 31, 2024, we have not provided taxes on approximately $81,000 of undistributed earnings in foreign subsidiaries which are deemed to be indefinitely reinvested. If at some future date these earnings cease to be permanently reinvested, we may be subject to foreign income and withholding taxes upon repatriation of such amounts. An estimate of the tax liability that would be incurred upon repatriation of foreign earnings is not practicable to determine.
A valuation allowance is provided when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Management believes that is more likely than not that its net deferred tax assets will be realized based on the weight of positive evidence and future income except with respect to the loss in Brazil and a portion of the state loss in the US.
The Company’s valuation allowance balance is $9,410 and $4,692 as of December 31, 2024 and December 31, 2023 respectively. The net change in the valuation allowance during 2024 is an increase of $4,718. The Company has gross U.S. federal net operating loss carryforwards at December 31, 2024 and December 31, 2023 of $40,327 and $36,649, respectively, with amounts beginning to expire in 2025. The Company also has net operating losses in various US state jurisdictions with amounts beginning to expire in 2025. The Company has gross net operating loss carryforwards in Brazil at December 31, 2024 and December 31, 2023 of $6,309 and $5,059, respectively, and has an unlimited carryforward period. The Company has gross net operating loss carryforwards in Poland at December 31, 2024 of $1,184 and none at December 31, 2023. The net operating loss in Poland is set to expire in 2029. The Company has gross net operating loss carryforwards in France at December 31, 2024 and December 31, 2023 of $1,907 and $4,321, respectively, and has an unlimited carryforward period. The Company has gross net operating loss carryforwards in Viskase Germany at December 31, 2024 and December 31, 2023 of $5,435 and $5,882 for Income Tax and Trade Tax, respectively. The Company has gross net operating loss carryforwards in CT Casings at December 31, 2024 of $894 and none for December 31, 2023 for Income Tax and Trade Tax. The NOLs at Viskase Germany and CT Casings can carryforward their NOLs indefinitely. The Company also has SEZ Credits in Poland at December 31, 2024 and December 31, 2023 of $2,418 and $2,954, respectively. The SEZ Credits are scheduled to expire at the end of December 2026.
Following the Equity Private Placement, Icahn Enterprises L.P. (“IELP”) became the beneficial owner of more than 80% of the shares of our common stock and the Company became a member of the consolidated group of a corporate subsidiary of Icahn Enterprises for U.S. federal income tax purposes (the “IEP Corporate Subsidiary”). As a result, the IEP Corporate Subsidiary and the Company entered into a tax allocation agreement for the allocation of certain income tax items. The Company and its subsidiaries consented to join the IEP Corporate Subsidiary’s federal consolidated return and, if elected by the IEP Corporate Subsidiary, certain state consolidated returns. See Note 15 — Related-Party Transactions for details.
Uncertainty in Income Taxes
The uncertain tax positions as of December 31, 2024 and 2023 totaled $7,456 and $9,190, respectively. The following table summarizes the activity related to the unrecognized tax benefits.
	2024	2023
Unrecognized tax benefits as of January 1	$9,190	$15,983
Increases in positions taken in a prior period	—	—
Decreases in positions taken in a prior period	—	—
Decreases due to settlements	—	—
Increases due to currency translation	—	—
Decreases due to currency translation	(158)	—
Decreases due to lapse of statute of limitations	(1,576)	(6,793)
Unrecognized tax benefits as of December 31	$7,456	$9,190
In 2024, the Company recognized an approximate net decrease of $1,734 to the reserves for uncertain tax positions.
Approximately $7,456 of the total gross unrecognized tax benefits represents the amount that, if recognized, would affect the effective income tax rate in future periods. The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The statute of limitations varies across jurisdictions, typically ranging from 3 to 6 years. The Company evaluates tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite our belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted considering changing facts and circumstances, including progress of tax audits, developments in case law and the closing of statutes of limitations. Such adjustments are reflected in the tax provision as appropriate.
Germany has an ongoing corporate income tax examination for 2019 – 2022 years that started in May 2024. This examination is expected to come to an end during Q3 2025. The Company currently does not have information to recognize an assessment at a more likely than not level.
The Company has substantially concluded all U.S. federal income tax matters for years through 2016. Substantially all material state and local and foreign income tax matters have been concluded for years through 2013. Based on the expiration of the statute of limitations for certain jurisdictions, we do not expect any amounts of unrecognized tax benefits to be released in the next twelve months.
The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. During the years ended December 31, 2024 and 2023, the Company recorded adjustments for interest of ($3,751) and $628, respectively, and for penalties of $10 and $10, respectively, related to these unrecognized tax benefits. In total, as of December 31, 2024 and 2023, the Company has recorded a liability of interest of $23 and $3,774, respectively, and $177 and $167, respectively, for potential penalties.

12.   Goodwill and Intangible Assets, Net
The Company has two reporting units with a goodwill balance, U.S and EMEA and which roll into two reportable operating segments, North America and EMEA. The changes in the carrying amount of goodwill during the years ended December 31, 2024, and 2023 is as follows:
	North America	EMEA	Total
Balance at January 1, 2023
Goodwill	$449	$2,758	$3,207
Translation	—	114	114
Balance at December 31, 2023	449	2,872	3,321
Translation	—	(171)	(171)
Impairment	—	(330)	(330)
Balance at December 31, 2024
Goodwill	449	2,701	3,150
Accumulated impairment losses	—	(330)	(330)
Total	$449	$2,371	$2,820
During the year ended December 31, 2024, the Company decided to wind down operations in its Swiecie, Poland manufacturing facility as part of its 2024 Restructuring Plan (see Note 22 — Restructuring). Upon the closing of the plant, the Company reviewed the goodwill balance of its EMEA reporting unit, and concluded that it was impaired, and estimated the impairment to be $330 based on the facts and circumstances of the EMEA reporting unit.
Intangible assets, net consists of the following:
	December 31, 2024
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Definite live intangible assets:
Customer relationships	$18,222	$(7,879)	$10,343
Technologies	2,137	(1,014)	1,123
Patents/Trademarks	9,676	(7,842)	1,834
In-place leases	189	(108)	81
Total definite live intangible assets	$30,224	$(16,843)	$13,381
	December 31, 2023
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Definite live intangible assets:
Customer relationships	$19,382	$(6,969)	$12,413
Technologies	2,318	(1,295)	1,023
Patents/Trademarks	9,866	(7,603)	2,263
In-place leases	201	(101)	100
Total definite live intangible assets	$31,767	$(15,968)	$15,799
Amortization expense associated with definite-lived intangible assets was $1,609, $1,606 and $1,576 for the years ended December 31, 2024, 2023 and 2022, respectively. We utilize the straight-line method of amortization, recognized over the estimated useful lives of the assets.

The estimated future amortization expense for our definite-lived intangible assets is as follows:
2025	$1,570
2026	1,574
2027	1,574
2028	1,566
2029	1,201
Total thereafter	5,896
Total amortization	$13,381
13.   Commitments and Contingencies
The Company from time to time is involved in various other legal proceedings, none of which are expected to have a material adverse effect upon results of operations, cash flows or financial condition.
14.   Research and Development Costs
Research and development costs are expensed as incurred and totaled $3,724, $4,755 and $5,267 for the years ended December 31, 2024, 2023, and 2022, respectively.
15.   Related-Party Transactions
As of December 31, 2024, and December 31, 2023, Icahn Enterprises L.P. owned approximately 90.6% and 90.0% of our outstanding common stock, respectively.
Equity Private Placement of Common Stock & Change in Number of Authorized Shares
Beginning in the first quarter of 2020, the Company entered into discussions with a number of banks, including Bank of America (“BofA”), regarding the terms of a new senior credit facility which would replace both the Term Loan and the ABL Loan. Under the new senior credit facility proposed by BofA, the Company was required to raise at least $100,000 in equity capital, the proceeds of which were to be used, together with borrowings under the new senior credit facility, to repay the Term Loan and the ABL Loan. The Company met this condition through the issuance of 50,000,000 shares of common stock to an affiliate of IELP in a private placement transaction at a purchase price of $2.00 per share (the “Equity Private Placement”). In order to complete the offering of the Equity Private Placement, the Company amended its Amended and Restated Certificate of Incorporation to increase the number of authorized shares of the Company’s common stock by 50,000,000 shares.
Prior to the completion of the Equity Private Placement, IELP beneficially owned approximately 78.6% of the Company’s outstanding common stock. As a result of the Equity Private Placement, IELP is the beneficial owner of approximately 89.0% of the Company’s outstanding common stock. The Equity Private Placement was approved by a Special Committee of disinterested directors of the Company.
Pension Liabilities
Applicable pension and tax laws make each member of a “controlled group” of entities, generally defined as entities in which there is at least an 80% common ownership interest, jointly and severally liable for certain pension plan obligations of any member of the controlled group. These pension obligations include ongoing contributions to fund the plan, as well as liability for any unfunded liabilities that may exist at the time the plan is terminated. In addition, the failure to pay these pension obligations when due may result in the creation of liens in favor of the pension plan or the Pension Benefit Guaranty Corporation (“PBGC”) against the assets of each member of the controlled group.
As a result of the Equity Private Placement, IELP became the beneficial owner of more than 80% of the shares of our common stock and the Company became subject to the pension liabilities of all entities in which Mr. Icahn has a direct or indirect ownership interest of at least 80%. One such entity, ACF Industries LLC (“ACF”), is the sponsor of several pension plans.

On January 31, 2025, the Executive Committee of ACF approved a resolution to terminate its qualified pension plans, which are frozen and no longer accrues benefits. As of December 31, 2024, the fair value of this plan’s assets exceeded its benefit obligation. The termination of the plan is effective January 31, 2025, is subject to the appropriate regulatory approvals, and is expected to be completed in fiscal year 2025. The ACF LLC ultimate settlement obligation will depend upon both the nature and timing of participant settlements and prevailing market conditions.
In connection with the Equity Private Placement, the Company entered into an agreement with Icahn Enterprises Holdings L.P. pursuant to which Icahn Enterprises Holdings L.P. has agreed to indemnify us and our subsidiaries from losses resulting from any imposition of certain pension funding or termination liabilities that may be imposed on us and our subsidiaries or our assets as a result of being a member of the Icahn controlled group.
Based on the contingent nature of potential exposure related to these affiliate pension obligations and the indemnification from Icahn Enterprises Holdings L.P., no liability has been recorded in the accompanying consolidated financial statements.
Tax Allocation
Following the Equity Private Placement, IELP became the beneficial owner of more than 80% of the shares of our common stock and the Company became a member of the consolidated group IEP Corporate Subsidiary for U.S. federal income tax purposes. As a result, the IEP Corporate Subsidiary and the Company entered into a tax allocation agreement for the allocation of certain income tax items. The Company and its subsidiaries consented to join the IEP Corporate Subsidiary’s federal consolidated return and, if elected by the IEP Corporate Subsidiary, certain state consolidated returns. In those jurisdictions where the Company and its subsidiaries will file consolidated returns with the IEP Corporate Subsidiary, the Company will pay to the IEP Corporate Subsidiary any tax it would have owed had it and its subsidiaries continued to file as a separate consolidated group. To the extent that the IEP Corporate Subsidiary consolidated group is able to reduce its tax liability as a result of including the Company and its subsidiaries in its consolidated group, the IEP Corporate Subsidiary will pay the Company 20% of such reduction on a current basis and the Company will be treated as if it would carry forward for its own use under the tax allocation agreement, 80% of the items that caused the tax reduction (the “Excess Tax Benefits”). Moreover, if the Company and its subsidiaries should ever become deconsolidated from the IEP Corporate Subsidiary, the IEP Corporate Subsidiary will reimburse the Company for any tax liability in post-consolidation years that the Company and its subsidiaries would have avoided had they actually had the Excess Tax Benefits for their own consolidated group use. The cumulative payments to the Company by the IEP Corporate Subsidiary post-consolidation will not exceed the cumulative reductions in tax to the IEP Corporate Subsidiary group resulting from the use of the Excess Tax Benefits by the IEP Corporate Subsidiary group.
16.   Business Segment Information and Geographic Area Information
The Company defines operating segments as components of the organization for which discrete financial information is available and operating results are evaluated regularly by the Company’s chief executive officer, who is the Chief Operating Decision Maker (“CODM”), in order to assess performance and allocate resources. Characteristics of the Company which were relied upon in making the determination of reportable segments include the geographic region in which the Company operates and the information that is regularly reviewed by the CODM for the purpose of assessing performance and allocating resources.
The Company’s operations are viewed in geographic regions of North America, South America, EMEA, and Asia which are the Company’s four reportable segments under ASC 280. The primary business of each of the geographic regions is manufacturing and selling cellulosic food casings. The Company’s casing products have similar characteristics and customers and share operations support functions such as sales, public relations, supply chain management, various research and development support, in addition to the general and administrative functions of human resources, legal, finance, and information technology. Revenue by product line is disclosed in Note 23.
The Company uses Operating Income, which is defined as profit or loss from operations before interest income, interest expense, other expense, net and income taxes, to assess the profitability of each segment.

The Company’s reporting package does not include interest revenue, interest expense or income taxes allocated to individual segments and these items are not considered components of segment operating income. The CODM monitors actual Operating Income results relative to operating plan and forecast to assess the performance of the business and allocate resources.
Segment assets regularly reviewed by the CODM are inclusive only of inventory.
The following table reflects the results of the Company’s segments:
	Year Ended December 31, 2024
	North America	South America	EMEA	Asia	Corporate and Other	Consolidated
Sales from external customers	$176,469	$50,190	$128,978	$48,138	$0	$403,775
Intersegment net sales	29,451	130	46,249	—	—	75,830
	205,920	50,320	175,227	48,138	—	479,605
Reconciliation of revenue
Elimination of intersegment sales					(75,830)	(75,830)
Total consolidated net sales						403,775
Cost of sales	(180,126)	(42,988)	(146,850)	(42,554)	76,573	(335,945)
Selling and marketing	(4,254)	(1,489)	(5,260)	(323)	—	(11,326)
General and administrative	(18,132)	(3,317)	(11,411)	(511)	—	(33,371)
Research and development	(3,125)	(63)	(454)	(82)	—	(3,724)
Amortization of intangibles	(100)	—	(1,509)	—	—	(1,609)
Asset impairment charge	(77)	—	(371)	—	—	(448)
Restructuring expense	—	—	(1,917)	—	—	(1,917)
Segment operating income	$106	$2,463	$7,455	$4,668	$743	$15,435
Interest income						—
Interest expense, net						(11,032)
Other expense, net						(10,532)
Net income (loss) before income taxes						$(6,129)
	Year Ended December 31, 2023
	North America	South America	EMEA	Asia	Corporate and Other	Consolidated
Sales from external customers	$189,374	$53,163	$157,413	$46,034	$0	$445,984
Intersegment net sales	32,719	38	44,216	128	—	77,101
	222,093	53,201	201,629	46,162	—	523,085
Reconciliation of revenue
Elimination of intersegment sales					(77,101)	(77,101)
Total consolidated net sales						445,984
Cost of sales	(182,160)	(43,034)	(166,636)	(37,492)	77,101	(352,221)
Selling and marketing	(6,074)	(1,422)	(3,802)	(279)	—	(11,577)
General and administrative	(23,908)	(2,591)	(8,995)	(610)	—	(36,104)
Research and development	(4,505)	(61)	(93)	(96)	—	(4,755)
Amortization of intangibles	(100)	—	(1,506)	—	—	(1,606)
Asset impairment charge	(338)	—	—	—	—	(338)
Restructuring expense	—	—	—	—	—	—
Segment operating income	$5,008	$6,093	$20,597	$7,685	$0	$39,383
Interest income						—
Interest expense, net						(12,018)
Other expense, net						(10,395)
Net income (loss) before income taxes						$16,970

	Year Ended December 31, 2022
	North America	South America	EMEA	Asia	Corporate and Other	Consolidated
Sales from external customers	$185,780	$50,530	$146,464	$48,060	$0	$430,834
Intersegment net sales	31,038	91	40,937	880	—	72,946
	216,818	50,621	187,401	48,940	—	503,780
Reconciliation of revenue
Elimination of intersegment sales					(72,946)	(72,946)
Total consolidated net sales						430,834
Cost of sales	(184,980)	(40,869)	(163,373)	(39,823)	72,344	(356,701)
Selling and marketing	(5,667)	(1,282)	(6,316)	(336)	—	(13,601)
General and administrative	(20,038)	(2,147)	(8,427)	(803)	—	(31,415)
Research and development	(5,137)	11	(33)	(108)	—	(5,267)
Amortization of intangibles	(100)	—	(1,476)	—	—	(1,576)
Asset impairment charge	(27)	—	—	—	—	(27)
Restructuring expense	—	—	—	—	—	—
Segment operating income	$869	$6,334	$7,776	$7,870	$(602)	$22,247
Interest income						5
Interest expense, net						(8,433)
Other expense, net						(4,396)
Net income (loss) before income taxes						$9,423
The following table reflects the Company’s inventory by segment:
	Year Ended December 31,
	2024	2023
North America	$42,977	$43,694
South America	21,100	21,555
EMEA	29,657	32,038
Asia	15,234	14,023
Consolidated inventory	$108,968	$111,310
The following table reflects the Company’s expenditure for long-lived assets by segment:
	Year Ended December 31,
	2024	2023	2022
North America	$12,762	$9,548	$17,378
South America	267	530	303
EMEA	2,114	4,211	4,147
Asia	135	182	507
Total expenditure for long-lived assets	$15,278	$14,471	$22,335

Geographic Information
Net sales attributed to the country based on the location of the end customer for the years ended December 31, 2024, 2023, and 2022 were as follows:
	Year Ended December 31,
	2024	2023	2022
United States	$128,730	$135,702	$135,371
Philippines	27,706	27,312	31,663
Italy	24,824	27,184	28,248
Brazil	27,646	28,327	24,489
Mexico	20,031	24,603	24,161
Argentina	20,560	21,414	20,399
Germany	17,041	22,178	22,188
Colombia	14,430	12,208	18,092
France	12,872	14,021	13,634
Poland	8,253	10,007	9,271
Russia	13	23,647	18,939
Other international	101,669	99,381	84,379
Consolidated net sales	$403,775	$445,984	$430,834
Total long-lived assets by country, which includes property and equipment, net, operating lease right-of-use assets, net, and other assets for the years ended December 31, 2024 and 2023 were as follows:
	Year Ended December 31,
	2024	2023
United States	$76,849	$76,620
France	26,652	31,740
Brazil	14,477	21,366
Poland	11,809	14,630
Philippines	9,740	11,479
Other international	14,297	16,495
Consolidated long-lived assets	$153,824	$172,330
17.   Interest Expense, Net
Net interest expense, net consists of the following:
	December 31, 2024	December 31, 2023	December 31, 2022
Interest expense	$11,300	$12,152	$8,433
Less Capitalized interest	(268)	(134)	—
Interest expense, net	$11,032	$12,018	$8,433

18.   Other Expense, Net
Other expense, net consists of the following:
	December 31, 2024	December 31, 2023	December 31, 2022
Foreign currency transaction loss (gain)	$8,648	$(905)	$3,431
FIN 48 receivable write off	—	6,793	—
Non-service pension and other post retirement benefits expense (income)	1,438	2,976	(1,795)
Other	446	1,531	2,760
Other expense, net	$10,532	$10,395	$4,396
19.   Other Comprehensive Income and Changes in Accumulated Other Comprehensive Loss
Tax effects allocated to each component of other comprehensive income are the following:
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Balance at December 31, 2022
Foreign currency translation adjustments	$(4,779)	—	$(4,779)
Pension liability adjustments	13,953	(2,649)	11,304
Total other comprehensive (loss) income	9,174	(2,649)	$6,525
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Balance at December 31, 2023
Foreign currency translation adjustments	$5,280	—	$5,280
Pension liability adjustments	1,802	832	2,634
Total other comprehensive (loss) income	7,082	832	$7,914
	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Balance at December 31, 2024
Foreign currency translation adjustments	$(7,341)	—	$(7,341)
Pension liability adjustments	1,823	(668)	1,155
Total other comprehensive (loss) income	(5,518)	(668)	$(6,186)
Changes in accumulated other comprehensive loss consist of the following:
	Accrued Employee Benefits	Translation Adjustments	Total
Balance at December 31, 2022	$(24,747)	$(42,367)	(67,114)
Other comprehensive income (loss) before reclassifications	—	5,280	5,280
Reclassifications from accumulated other comprehensive loss to earnings	2,634	—	2,634
Balance at December 31, 2023	$(22,113)	$(37,087)	$(59,200)
Other comprehensive income (loss) before reclassifications	1,032	(7,341)	(6,309)
Reclassifications from accumulated other comprehensive loss to earnings	123	—	123
Balance at December 31, 2024	$(20,958)	$(44,428)	$(65,386)

	Amounts Reclassified from Accumulated Other Comprehensive Loss		Affected Line Items in the Consolidated Statement of Operations
	December 31, 2024	December 31, 2023
Accrued employee benefits
Amortization of net actuarial loss	$123	$2,634	Other expense, net
	$123	$2,634

20.
Variable Interest Entity

The Company holds a variable interest in a joint venture for which the Company is the primary beneficiary, the joint venture, VE Netting, LLC.
The following table summarizes the carrying amount of the VIEs’ assets and liabilities included in the Company’s Consolidated Balance Sheets at December 31, 2024 and December 31, 2023:
	December 31, 2024	December 31, 2023

ASSETS
Current assets:
Cash and cash equivalents	$8	$23
Receivables, net	80	104
Inventories	475	508
Other current assets	51	109
Property, plant and equipment	1,277	1,277
Less: Accumulated depreciation	(870)	(742)
Property, plant and equipment,net	407	535
Other assets	16	20
Total Assets	$1,037	$1,299
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	749	814
Total Liabilites	749	814
Paid in capital	2,931	2,931
Retained earnings	(2,643)	(2,446)
Total Stockholder Equity	288	485
Total Liabilities and Stockholders’ Equity	$1,037	$1,299
All assets in the above table can only be used to settle obligations of the consolidated VIE. Liabilities are nonrecourse obligations. Amounts presented in the table above are adjusted for intercompany eliminations.

The following table summarizes the Statement of Operations of the VIE included in the Company’s Consolidated Statement of Operations for the period ended December 31, 2024 and December 31, 2023.
	December 31, 2024	December 31, 2023	December 31, 2022
Net sales	$848	$1,348	$1,197
Cost of sales	949	1,207	1,371
Gross margin	(101)	141	(174)
Selling, general and administrative	54	197	228
Asset impairment	—	18	—
Operating loss	(155)	(74)	(402)
Other expense	42	64	87
Loss before income taxes	(197)	(138)	(489)
Income tax expense	—	—	—
Net loss	$(197)	$(138)	$(489)
21.   Net Income (Loss) Per Share
Basic and diluted net loss per share attributable to common stockholders was calculated as follows (dollar amounts in thousands):
	Year Ended December 31,
	2024	2023	2022
Numerator:
Net loss attributable to common stockholders	$(5,360)	$13,506	$2,529
Denominator:
Weighted-average common shares outstanding, basic and diluted	103,190,665	103,190,665	103,190,665
Net loss per share attributable to common stockholders, basic and diluted	$(0.05)	$0.13	$0.02
22.   Restructuring
During 2024, the Company announced and began implementing a restructuring plan to realign our operational focus to support multi-year growth, scale the business, and improve costs (the “2024 Restructuring Plan”). As part of this plan, the Company reduced headcount and closed its Swiecie, Poland manufacturing facility and transferred a portion of the machinery to its Legnica, Poland facility to expand production capabilities, scale the business, and improve costs. The plant closure resulted in the loss on disposal of property, plant and equipment of $41 which is included in the consolidated statements of operations for the year ended December 31, 2024. The majority of the 2024 Restructuring Plan was implemented and completed in the year ended December 31, 2024.
Restructuring expense consists of the following which are recorded as a restructuring expense in the consolidated statements of operations:
December 31, 2024
Transfer and disposal costs and professional fees	$1,059
Severance and other personnel costs	515
Capital expenditures	343
$1,917

The following table summarizes the activities for the year ended December 31, 2024:
	December 31, 2024	December 31, 2023
Beginning balance	—	—
Provision	1,917	—
Payments	(1,917)	—
Translation	—	—
Ending balance	—	—
In addition, we continue to review our global businesses and may take additional restructuring actions where a path to sustained profitability is not feasible when considering the capital allocation required for those businesses.
23.   Revenue Recognition
The following table summarizes net sales by product line:
	December 31, 2024	December 31, 2023	December 31, 2022
Net Sales by product line
Nojax	$228,494	$233,295	$223,808
Fibrous	104,509	129,935	116,730
Large	9,931	12,879	10,474
Plastic	49,572	57,683	66,967
Traded Goods	8,662	10,512	13,097
Other	2,607	1,681	(242)
Total	$403,775	$445,984	$430,834
	December 31, 2024	December 31, 2023	December 31, 2022
Net Sales by product line
Nojax	$228,494	$233,295	$223,808
Fibrous	104,509	129,935	116,730
Large	9,931	12,879	10,474
Plastic	49,572	57,683	66,967
Traded Goods	8,662	10,512	13,097
Other	2,700	3,511	3,047
Total	$403,868	$447,814	$434,123

24.
Subsequent Events

Viskase evaluated its December 31, 2024 consolidated financial statements for subsequent events through December 19, 2025, the date the consolidated financial statements were available to be issued.
Private Placement
The Company completed private placements (the “Private Placements”) through the issuance of 7,142,858 shares at a purchase price of $2.10 and 7,042,254 shares at a purchase price of $0.71, on March 21, 2025, and September 30, 2025, respectively, of common stock to an affiliate of Icahn Enterprises L.P. (“IELP”). Prior to the completion of these Private Placements, IELP beneficially owned approximately 90.6% of the Company’s outstanding common stock. As a result of these Private Placements, IELP is the beneficial owner of approximately 91.76% of the Company’s outstanding common stock.

Plant Closure
The Company announced a plan to close its plant in Osceola, Arkansas on March 26, 2025 with the closure of the facility effective May 31, 2025 and wind down operations taking place through June 2025. Part of this plan is to consolidate Osceola capacity at existing plants, including moving Osceola equipment and people to these existing sites. The plan was given limited approval by the board of directors on December 18, 2024.
Agreement and Plan of Merger
On June 20, 2025, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) that was further amended on October 23, 2025 by and between Enzon Pharmaceuticals, Inc. (“Enzon”), and EPSC Acquisition Corp. (“ESPC”). Under the terms of the Merger Agreement, EPSC will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Enzon, (the “Merger”). Immediately following the Merger, the Company will convert into a limited liability company under Delaware law. Enzon is expected to change its name to Viskase Holdings, and trade on the OTC market.
Additionally, on June 20, 2025, the Company entered into a support agreement (“Support Agreement”). In accordance with the Support Agreement, the owners of Enzon and the Company will exchange their beneficially owned shares of Enzon Series C Preferred Stock for shares of Enzon common stock. Enzon will use commercially reasonable efforts to facilitate the exchange of Enzon Series C Preferred Stock held by non-related ownership parties for shares of Enzon common stock through the Series C Exchange Offer.
Enzon will effectuate a reverse stock split of the outstanding Enzon Common Stock. The determination as to the final ratio of the Reverse Stock Split shall be made by the Company between a certain range and not to exceed the authorized number of shares of Enzon Common Stock. In addition, each share of the Company’s common stock issued and outstanding prior to the merger will automatically be converted into the right to receive shares of Enzon Common Stock at a certain exchange ratio. All shares of EPSC common stock will be automatically converted into shares of the surviving company.
The transaction is expected to close in 2026 pending standard closing requirements and regulatory approvals.
One Big Beautiful Bill Act
On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”), which enacts significant changes to the US federal corporate income tax system. The legislation includes, among other provisions, modifications to the treatment of research and development expenditures, permanent full expensing for certain business assets, changes to the interest deduction limitation under Section 163(j), amendments to international tax provisions including the global intangible low-taxed income (“GILTI”) and foreign-derived intangible income (“FDII”) regimes, as well as the permanent extension of the controlled foreign corporation (“CFC”) look-through rule.
Since the tax legislation was enacted after the balance sheet date of December 31, 2024, but before the issuance of these financial statements, the Company has not recognized any tax effects of the new tax legislation in its 2024 income tax provision. In accordance with ASC 855, the enactment of OBBA is considered a nonrecognized subsequent event.
The Company is currently evaluating the provisions of the OBBBA including the potential implications for its deferred tax assets, valuation allowance assessments, and effective tax rate. At this time, the financial impact of the new legislation cannot be reasonably estimated.
Amendments to the Senior Credit Facility
On February 14, 2025, the Company entered into a Third Amendment to its Senior Credit Facility. See Note 7 — Debt Obligations for additional details.
On July 26, 2025, the Company entered into the Fourth Amendment to its Senior Credit Facility. There were no changes to the facility amounts or maturity dates and repayment terms remained largely unchanged except for mandatory prepayments equal to $15,000 upon the closing of the Enzon Merger by December 31, 2025 or $11,250 if after December 31, 2025. The amendment also allows for certain exclusions relative to the merger for its financial covenants and EBIDTA addback amounts.
The Fourth and Fifth Amendment allow the Company to include equity infusions through private placements into the calculation of LTM EBITDA for covenant purposes.

Annex A
Execution Version
AGREEMENT AND PLAN OF MERGER
by and between
ENZON PHARMACEUTICALS, INC.,
EPSC ACQUISITION CORP.,
and
VISKASE COMPANIES, INC.
Dated as of June 20, 2025

A-i

A-ii

Exhibits
Exhibit A Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Enzon
Exhibit B IEH Support Agreement
Exhibit C Amended and Restated Certificate of Incorporation of the Surviving Company
Exhibit D Post-Conversion Certificate of Formation and Limited Liability Company Agreement of the Surviving Company

A-iii

This AGREEMENT AND PLAN OF MERGER, dated as of June 20, 2025 (this “Agreement”), is by and between Enzon Pharmaceuticals, Inc., a Delaware corporation (“Enzon”), EPSC Acquisition Corp., a Delaware corporation (“Merger Sub”), and Viskase Companies, Inc., a Delaware corporation (“Viskase”).
W I T N E S S E T H:
WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub be merged with and into Viskase (the “Merger”), with Viskase as the surviving entity in the Merger, in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), and promptly thereafter, Viskase shall convert into a limited liability company pursuant to Section 266 of the DGCL and Section 18-214 of the Delaware Limited Liability Company Act (the “Delaware LLC Act”);
WHEREAS, the Board of Directors of Viskase has established a special committee thereof consisting only of independent and disinterested directors that the Board of Directors of Viskase determined to be disinterested directors within the meaning of the DGCL (the “Viskase Special Committee”) to, among other things, review, evaluate and negotiate, and/or to reject, this Agreement and the transactions contemplated hereby, and the material facts as to the interests of IEH (as defined herein), together with its affiliates, were disclosed or known to all of the members of the Viskase Special Committee;
WHEREAS, the Viskase Special Committee has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of Viskase and Viskase’s stockholders, other than IEH and its Affiliates, and declared it advisable, that Viskase enter into this Agreement and consummate the transactions contemplated hereby and (ii) adopted resolutions recommending that the Board of Directors of Viskase (A) adopt resolutions approving and declaring the advisability of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (B) adopt resolutions recommending that the stockholders of Viskase entitled to vote adopt this Agreement (this clause (B), the “Viskase Special Committee Recommendation”) and (C) direct that this Agreement and the transactions contemplated hereby be submitted to the stockholders of Viskase entitled to vote for adoption;
WHEREAS, the Board of Directors of Viskase, upon the unanimous recommendation of the Viskase Special Committee, has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of Viskase and Viskase’s stockholders, and declared it advisable, that Viskase enter into this Agreement and consummate the transactions contemplated hereby, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (iii) adopted resolutions recommending that the stockholders of Viskase entitled to vote adopt this Agreement (this clause (iii), the “Viskase Recommendation”) and (iv) directed that this Agreement and the transactions contemplated hereby be submitted to the stockholders of Viskase entitled to vote for adoption;
WHEREAS, the Board of Directors of Enzon has established a special committee thereof consisting only of independent and disinterested directors that the Board of Directors of Enzon determined to be disinterested directors within the meaning of the DGCL (the “Enzon Special Committee”) to, among other things, analyze, evaluate and oversee a potential transaction with Viskase and any available alternatives thereto, and/or to reject a potential transaction with Viskase, and the material facts as to the interests of IEH (as defined herein), together with its Affiliates, were disclosed or known to all of the members of the Enzon Special Committee;
WHEREAS, the Enzon Special Committee has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, Enzon and Enzon’s stockholders, other than IEH and its Affiliates, and (ii) recommended that the Board of Directors of Enzon (A) determine that this Agreement and the transactions contemplated hereby, are fair to, and in the best interests of, Enzon and Enzon’s stockholders, other than IEH and its Affiliates, (B) approve this Agreement and the transactions contemplated hereby, including the Proposed Enzon Action and (C) recommend that the stockholders of Enzon entitled to vote thereon (x) adopt this Agreement, and (y) approve an amendment to the Amended and Restated Certificate of Incorporation of Enzon in the form set forth as Exhibit A hereto to, among other things, effect a consolidation of the issued and outstanding shares of Enzon Common

Stock, pursuant to which the shares of Enzon Common Stock would be combined and reclassified at a ratio of between 1 to 2 and 1 to 100 (the “Reverse Stock Split” or the “Proposed Enzon Action”) (this clause (ii)(C), the “Enzon Special Committee Recommendation”);
WHEREAS, the Board of Directors of Enzon, upon the unanimous recommendation of the Enzon Special Committee, has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, Enzon and Enzon’s stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Proposed Enzon Action, (iii) approved the execution and delivery of this Agreement, the performance by Enzon of its covenants and other obligations contained herein and the transactions contemplated hereby upon the terms and subject to the conditions contained herein, (iv) recommended that the stockholders of Enzon entitled to vote thereon adopt this Agreement and approve the Proposed Enzon Action (this clause (iv), the “Enzon Recommendation”), and (v) directed that the adoption of this Agreement and the Proposed Enzon Action be submitted to the stockholders of Enzon entitled to vote thereon for the approval thereof;
WHEREAS, the Board of Directors of Merger Sub has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, Merger Sub and Merger Sub’s sole stockholder, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) approved the execution and delivery of this Agreement, the performance by Merger Sub of its covenants and other obligations contained herein and the transactions contemplated hereby upon the terms and subject to the conditions contained herein, (iv) directed that the adoption of this Agreement be submitted to a vote of Enzon, in its capacity as Merger Sub’s sole stockholder, (v) resolved to recommend that Enzon, in its capacity as the sole stockholder of Merger Sub, vote in favor of the adoption of this Agreement (this clause (v), the “Merger Sub Recommendation”) and (vi) Enzon, as Merger Sub’s sole stockholder, has duly executed and delivered to Merger Sub a written consent, to be effective by its terms immediately following execution and delivery of this Agreement by all parties hereto, adopting this Agreement;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the parties’ willingness to enter into this Agreement, Icahn Enterprises Holdings L.P., a Delaware limited partnership (“IEH”), and certain Affiliates thereof, are entering into a support agreement in the form attached hereto as Exhibit B (the “IEH Support Agreement”) with Enzon and Viskase, pursuant to which IEH has agreed to, among other things, (i) deliver or cause the delivery of written consents with respect to all of the issued and outstanding shares of Enzon Common Stock held by IEH and its Affiliates approving the Proposed Enzon Action and (ii) effectuate the conversion of each issued and outstanding share of Enzon Series C Preferred Stock into shares of Enzon Common Stock immediately prior to the consummation of the Closing, in each case on the terms and conditions set forth in the IEH Support Agreement (the “IEH Share Exchange”);
WHEREAS, for U.S. federal income Tax purposes, the parties intend that (i) the Merger and the conversion of Viskase into a limited liability company undertaken as part of this Agreement will, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder, (ii) Enzon and Viskase will each be a party to the reorganization within the meaning of Section 368(b) of the Code and (iii) this Agreement will constitute a “plan of reorganization” within the meaning of the Code (clauses (i)-(iii) collectively, the “Intended Tax Treatment”); and
WHEREAS, Viskase and Enzon desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to set forth certain conditions to the Merger.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
THE MERGER
Section 1.1   The Merger.   Upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, Merger Sub will merge with and into Viskase, the separate corporate existence of Merger Sub shall cease and Viskase shall continue as the surviving corporation (the “Surviving Company”) and a wholly owned subsidiary of Enzon. Promptly after the Merger, Enzon shall cause the conversion of the Surviving Company into a limited liability company under Section 266 of the DGCL and Section 18-214 of the Delaware LLC Act (the “Surviving Company Conversion”).
Section 1.2   Closing.   The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) on the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions). The Closing shall take place virtually by the electronic exchange of documents, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
Section 1.3   Effective Time.   Subject to the conditions set forth in this Agreement, on the Closing Date, the parties will cause the Merger to be consummated by filing all necessary documentation, including a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Secretary of State”), in such form as required by, and executed in accordance with, the DGCL. The Merger shall become effective either upon the filing of the Certificate of Merger with the Secretary of State or at such later effective time as may be agreed in writing by Enzon, Merger Sub and Viskase and stated in the Certificate of Merger (such time as the Merger becomes effective, the “Effective Time”).
Section 1.4   Effects of the Merger.   The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, rights, privileges, powers and franchises of Viskase and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of Viskase and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, and the separate legal existence of Merger Sub shall cease, all as provided under the DGCL.
Section 1.5   Constituent Documents.   At the Effective Time, the certificate of incorporation of Viskase as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth in Exhibit C to this Agreement and, as so amended and restated, shall be the certificate of incorporation of the Surviving Company until thereafter amended as provided therein or as provided by applicable Law. The parties shall take all necessary action so that, at the Effective Time, the by-laws of Viskase as in effect immediately prior to the Effective Time shall be amended and restated in their entirety to read as the bylaws of Merger Sub as in effect immediately prior to the Effective Time until thereafter amended as provided therein, by the certificate of incorporation of the Surviving Company or as provided by applicable Law. The parties hereto shall also take all actions necessary such that, in connection with and promptly following the Surviving Company Conversion, the certificate of formation and the limited liability company agreement of the Surviving Company shall be as set forth on Exhibit D.
Section 1.6   Directors and Officers.
(a)   Directors.   The parties hereto shall take all actions necessary such that, as of the Effective Time, the Board of Directors of Enzon and the Surviving Company shall be comprised of (i) individuals designated by the Viskase Board of Directors prior to the Effective Time and (ii) Jordan Bleznick. Each such director shall hold office until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the governing documents of Enzon or the Surviving Company, as applicable, and applicable Law.
(b)   Officers.   The parties hereto shall take all actions necessary such that, as of the Effective Time, the officers of Viskase immediately prior to the Effective Time shall be the officers of Enzon and the Surviving Company, in each case, until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the governing documents of Enzon or the Surviving Company, as applicable, and applicable Law.
Section 1.7   Conversion of Viskase Common Stock.   At the Effective Time, by virtue of the Merger and without any action on the part of Enzon, Merger Sub, Viskase, or the holder of any securities of Enzon or Viskase:
(a)   Each share of Viskase Common Stock issued and outstanding immediately prior to the Effective Time, except for shares of Viskase Common Stock held by Viskase as treasury shares, or owned by Enzon, Merger Sub or a wholly owned Subsidiary of Viskase, Enzon or Merger Sub immediately prior to the Effective Time (the “Cancelled Shares”) and Dissenting Viskase Shares (as defined herein), shall automatically be converted into the right to receive a number of shares of Enzon Common Stock equal to the Exchange Ratio (such shares, the “Merger Consideration”).
(b)   All of the shares of Viskase Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each Certificate or Book-Entry Share previously representing any such shares of Viskase Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration, (ii) cash to be paid in lieu of fractional shares of Enzon Common Stock in accordance with Section 2.5, without any interest thereon (which cash paid in lieu of fractional shares, shall, for the avoidance of doubt, not reduce the amount of cash on hand at Enzon for purposes of determining whether the Minimum Cash Condition has been satisfied and any shortfall thereof), and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.3, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Viskase Common Stock or Enzon Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give Enzon and the holders of Viskase Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that (A) the Exchange Ratio takes into account the consummation of the IEH Share Exchange, the Series C Exchange Offer and the Reverse Stock Split, and no such adjustment to the Exchange Ratio shall occur as a result thereof and (B) nothing contained in this sentence shall be construed to permit Viskase or Enzon to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.
(c)   All Cancelled Shares issued and/or outstanding immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.
Section 1.8   Merger Sub Common Stock.   At the Effective Time, each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one share of common stock, par value $0.01 per share, of the Surviving Company.
ARTICLE II
EXCHANGE OF CERTIFICATES
Section 2.1   Exchange Fund.   Immediately prior to or substantially concurrently with the Effective Time, Enzon shall deposit with a nationally recognized bank or trust company (the “Exchange Agent”) designated by Enzon, which bank or trust company shall be reasonably satisfactory to Viskase, uncertificated, book-entry shares representing the number of shares of Enzon Common Stock sufficient to deliver the aggregate Merger Consideration. Enzon agrees to and shall make available to the Exchange Agent, immediately prior to the Effective Time and from time to time thereafter as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.3 and to make payments in lieu of any fraction of a share of Enzon Common Stock pursuant to Section 2.5; provided that any such cash made available to the Exchange Agent for such purposes shall be counted as cash of Enzon for purposes of determining whether the Minimum Cash Condition has been satisfied and any shortfall thereof. Any cash and uncertificated, book-entry shares of Enzon Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” Notwithstanding the foregoing, Enzon shall not be required to make available to the Exchange Agent any Merger Consideration or cash in respect of dividends and other distributions pursuant to Section 2.3 or cash in lieu of any fraction of a share pursuant to Section 2.5 for any Dissenting Viskase Shares until such time as the holder thereof has failed to perfect or otherwise failed to comply with the provisions of Section 262 of the DGCL or shall have effectively withdrawn, waived or lost its or their rights to appraisal of such Dissenting Viskase Shares under Section 262 of the DGCL or a court of competent jurisdiction determined that such holder is not entitled to the relief provided by Section 262 of the DGCL. No interest will be paid or will accrue on any cash payable pursuant to Section 2.3 or Section 2.5.
Section 2.2   Exchange Procedures.   (a)    As promptly as practicable after the Effective Time and in any event not later than five (5) Business Days thereafter, Enzon shall cause the Exchange Agent to send to each holder of record of shares of Viskase Common Stock whose shares of Viskase Common Stock were converted pursuant to Section 1.7 (i) a letter of transmittal (which shall specify that risk of loss and title to any shares evidenced by Certificates or any Book-Entry Shares shall pass, only upon (A) with respect to shares evidenced by Certificates, proper delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.8) and (B) with respect to Book-Entry Shares, upon proper delivery of any “agent’s message” regarding the book-entry transfer of such Book-Entry Shares (or such other evidence, if any, of the transfer as the Exchange Agent may reasonably request), as applicable, to the Exchange Agent and shall be in a form and have such other provisions as Enzon and Viskase may reasonably specify) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares.
(b)   Upon surrender of a Certificate (or an affidavit of loss in lieu thereof in accordance with Section 2.8) or Book-Entry Shares to the Exchange Agent together with a Letter of Transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Exchange Agent, Enzon shall cause the Exchange Agent to, as promptly as practicable and in any event not later than five (5) Business Days thereafter, (i) credit to the surrendering holder of such Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.8) or Book-Entry Shares in the stock ledger and other appropriate books and records of Enzon the number of shares of Enzon Common Stock into which the shares represented by such Certificate or such Book-Entry Shares have been converted pursuant to this Agreement, and (ii) pay and deliver by wire transfer or check the amount of any dividends or other distributions to which such holder of Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.8) or Book-Entry Shares become entitled in accordance with Section 2.3.
(c)   In the event of a transfer of ownership of Viskase Common Stock which is not registered in the transfer records of Viskase, Enzon may cause the Exchange Agent to credit any shares of Enzon Common Stock to be credited upon, and pay any cash to be paid upon, due surrender of a Certificate or Book-Entry Shares to such a transferee only if such Certificate or Book-Entry Shares are presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the satisfaction of the Exchange Agent that any applicable stock transfer or similar Taxes have been paid or are not applicable.
(d)   Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall at any time after the Effective Time represent, upon such surrender, the applicable Merger Consideration into which the shares represented by such Certificate or Book-Entry Share have been converted pursuant to this Agreement and the right to receive cash in lieu of fractional shares of Enzon Common Stock under Section 2.5 and any dividends or other distributions to which the holder of such Certificate or Book-Entry Share becomes entitled in accordance with Section 2.3.
Section 2.3   Distributions with Respect to Unexchanged Shares.   No dividends or other distributions declared or made with respect to shares of Enzon Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares until such holder shall surrender such Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.8) or Book-Entry Shares in accordance with Section 2.2. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.8) or Book-Entry Shares, such holder thereof shall be paid (a) promptly after such surrender, any such dividends or distributions, without interest, with a record date after the Effective Time theretofore payable with respect to the Enzon Common Stock into which the shares represented by such Certificate or such Book-Entry Shares have been converted pursuant to this Agreement and (b) at the appropriate payment date, the amount of any dividends or distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to the Enzon Common Stock into which the shares represented by such Certificate or such Book-Entry Shares have been converted pursuant to this Agreement.
Section 2.4   No Further Ownership Rights.   The shares of Enzon Common Stock issued and cash paid upon conversion of shares of Viskase Common Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Section 2.3 and Section 2.5) shall be deemed to have been delivered or paid in full satisfaction of all rights pertaining to the shares of Viskase Common Stock. From and after the Effective Time, (a) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of Viskase, other than the right to receive the applicable Merger Consideration, cash in lieu of fractional shares under Section 2.5 and any dividends or other distributions to which the holders of such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3, in each case without interest, and (b) the stock transfer books of Viskase shall be closed with respect to all shares of Viskase Common Stock outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of Viskase of shares of Viskase Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Viskase Common Stock are presented to the Surviving Company or the Exchange Agent for any reason, such Certificates, or Book-Entry Shares (as applicable) shall be cancelled, and their holders shall be credited shares of Enzon Common Stock as provided in this Article II.
Section 2.5   No Fractional Shares of Enzon Common Stock.   No fractional shares of Enzon Common Stock shall be issued upon the conversion of shares of Viskase Common Stock pursuant to Section 1.7, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Enzon. Notwithstanding any other provision of this Agreement, each holder of Viskase Common Stock converted pursuant to Section 1.7 that would otherwise have been entitled to receive a fraction of a share of Enzon Common Stock (after taking into account all shares of Viskase Common Stock evidenced by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the volume weighted averages of the trading prices of Enzon Common Stock on the “OTCQX tier” of the OTC market of the OTC Markets Group, Inc. (“OTC”) (as reported by Bloomberg or, if not reported thereby, in another authoritative source mutually selected by Enzon and Viskase) on the five (5) consecutive Trading Days ending on (and including) the Trading Day that is two (2) Trading Days prior to the date of the Effective Time, rounded down to the nearest penny.
Section 2.6   Termination of Exchange Fund.   Any portion of the Exchange Fund which remains undistributed to the holders of shares of Viskase Common Stock for 180 days after the Effective Time shall be delivered to Enzon or otherwise on the instruction of Enzon, and any holders of Certificates or Book-Entry Shares that have not theretofore complied with this Article II shall thereafter look only to Enzon (subject to abandoned property, escheat or other similar Laws) as general creditors thereof for the applicable Merger Consideration with respect to the shares of Viskase Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.7, any cash in lieu of fractional shares of Enzon Common Stock under Section 2.5 and any dividends or distributions with respect to shares of Enzon Common Stock to which such holders are entitled pursuant to Section 2.3.
Section 2.7   No Liability.   None of Enzon, Viskase, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration or portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book-Entry Shares as of the second (2nd) anniversary of the Effective Time (or immediately prior to such earlier date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity) shall, to the extent permissible by applicable Law, become the property of Enzon, free and clear of all claims or interest of any Person previously entitled thereto.
Section 2.8   Lost Certificates.   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Enzon, the posting by such Person of a bond in such reasonable amount as Enzon may direct as indemnity against any claim that may be made against it with respect to such Certificate or other documentation (including an indemnity in customary form) reasonably requested by Enzon, the Exchange Agent (or, after dissolution of the Exchange Fund, Enzon) will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Viskase Common Stock formerly represented by such Certificate, any cash payable in lieu of fractional shares of Enzon Common Stock to which the holder thereof is entitled pursuant to Section 2.5 and any unpaid dividends and distributions on shares of Enzon Common Stock deliverable in respect thereof, pursuant to this Agreement.
Section 2.9   Dissenting Shares.
(a)   Notwithstanding anything to the contrary set forth in this Agreement, all shares of Viskase Common Stock that are issued and outstanding immediately prior to the Effective Time and held by the stockholders of Viskase who have not voted in favor of the adoption of this Agreement (or consented thereto in writing) and who shall have properly demanded appraisal of such shares of Viskase Common Stock in accordance with, and who have otherwise complied in all respects with, Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal under the DGCL (collectively, “Dissenting Viskase Shares”) shall not be converted into the right to receive the Merger Consideration. The holders of Dissenting Viskase Shares shall instead be entitled to receive payment of the appraised value of such Dissenting Viskase Shares in accordance with the provisions of Section 262 of the DGCL, unless and until such holder of Dissenting Viskase Shares fails to perfect or otherwise fails to comply with the provisions of Section 262 of the DGCL, or has effectively withdrawn or waives or otherwise loses their rights to appraisal of such Dissenting Viskase Shares under such Section 262 of the DGCL or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL. If any holder of Dissenting Viskase Shares fails to perfect or otherwise fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or waives or otherwise loses such right to appraisal of such Dissenting Viskase Shares pursuant to Section 262 of the DGCL or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Dissenting Viskase Shares shall be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon, upon surrender of the Viskase Common Stock in the manner provided in this Article II, and shall not thereafter be deemed to be Dissenting Viskase Shares.
(b)   Viskase shall give Enzon prompt notice of any demands for appraisal received by Viskase, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by Viskase in respect of Dissenting Viskase Shares. Viskase shall control all negotiations and proceedings with respect to demands for appraisal under Delaware Law in respect of Dissenting Viskase Shares. Viskase shall not, except with the prior written consent of Enzon, make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, in respect of Dissenting Viskase Shares.
Section 2.10   Withholding Rights.   Each of Enzon, Viskase, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld under applicable Tax Law. To the extent that amounts are so deducted or withheld and, if required, paid over to the relevant Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
Section 2.11   Further Assurances.   If at any time before or after the Effective Time, Enzon, Viskase or the Surviving Company reasonably believes that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Enzon, Merger Sub, Viskase, the Surviving Company and their respective officers and directors or managers shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF VISKASE
Except as expressly disclosed in the Viskase OTC Documents filed with or furnished by Viskase pursuant to the disclosure guidelines of OTC and publicly available after January 1, 2023, and prior to the date of this Agreement (other than any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Viskase OTC Documents), or in the Viskase Disclosure Letter, Viskase hereby represents and warrants to Enzon as follows:
Section 3.1   Organization; Standing.   (a)    Viskase is a corporation duly organized and validly existing under the laws of the State of Delaware, is in good standing with the Secretary of State and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted, except (other than with respect to Viskase’s due incorporation and valid existence) as has not had or would not reasonably be expected to have a Viskase Material Adverse Effect. Viskase is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had or would not reasonably be expected to have a Viskase Material Adverse Effect. True and complete copies of the Viskase Organizational Documents have been provided to Enzon prior to the execution of this Agreement.
(b)   Each of Viskase’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, has all requisite power and authority necessary to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so organized, existing, qualified, licensed and in good standing has not had or would not reasonably be expected to have a Viskase Material Adverse Effect. True and complete copies of the articles of incorporation, bylaws, operating (or equivalent governing documents) of each Viskase Subsidiary that would constitute a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X of the Exchange Act have been provided to Enzon prior to execution of this Agreement.
Section 3.2   Capitalization.   (a)    The authorized capital stock of Viskase consists of 150,000,000 shares of Viskase Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Viskase Preferred Stock”). At the close of business on May 30, 2025 (the “Viskase Capitalization Date”), (i) 110,333,523 shares of Viskase Common Stock were issued and outstanding, (ii) 805,270 shares of Viskase Common Stock were issued and held in Viskase treasury, and (iii) no shares of Viskase Preferred Stock were issued or outstanding. All the outstanding shares of Viskase Common Stock are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.
(b)   As of the Viskase Capitalization Date, no shares of capital stock of Viskase are issued and outstanding and Viskase does not have outstanding, and there are not, any securities convertible into or exchangeable for any shares of capital stock of Viskase, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any warrants, calls, commitments or known claims of any other character relating to the issuance of, any capital stock of Viskase, or any stock or securities convertible into or exchangeable for any capital stock of Viskase; and Viskase is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock of Viskase. Viskase does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of Viskase on any matter. As of the Viskase Capitalization Date, there are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units or other compensatory rights or awards (in each case, issued by Viskase or any of its Subsidiaries), that are convertible into or exercisable for a share of Viskase Common Stock on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of Viskase Common Stock. There are no shareholder agreements, voting trusts, registration rights agreements, subscription agreements or other agreements, commitments or understandings to which Viskase, or any Viskase Subsidiary is a party with respect to the shares of capital stock or other equity interests of Viskase or any Viskase Subsidiary.
(c)   Section 3.2(c) of the Viskase Disclosure Letter sets forth, as of the date of this Agreement, any Person in which Viskase or any of its Subsidiaries holds capital stock or other equity interests. Except as set forth on Section 3.2(c) of the Viskase Disclosure Letter, Viskase holds one hundred percent (100%) of the capital stock and other equity interests of each such Person.
(d)   From the Viskase Capitalization Date to the date of this Agreement, Viskase has not issued any shares of capital stock of Viskase.
Section 3.3   Authority; Noncontravention; Voting Requirements.   (a)    Viskase has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the receipt of the Viskase Stockholder Approval, to consummate the Merger. The execution, delivery and performance by Viskase of this Agreement, and the consummation by it of the transactions contemplated hereby, including the Merger, have been duly authorized by its Board of Directors and, except for obtaining the Viskase Stockholder Approval and filing the Certificate of Merger with the Secretary of State pursuant to the DGCL, no other corporate action on the part of Viskase is necessary to authorize the execution, delivery and performance by Viskase of this Agreement and the consummation by it of the transactions contemplated hereby, including the Merger. This Agreement has been duly executed and delivered by Viskase and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Viskase, enforceable against Viskase in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).
(b)   The Viskase Special Committee, at a meeting duly called and held, unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of Viskase and Viskase’s stockholders, other than IEH and its Affiliates, and declared it advisable, that Viskase enter into this Agreement and consummate the transactions contemplated hereby, (ii) adopted resolutions making the Viskase Special Committee Recommendation, which resolutions have not been subsequently withdrawn or modified in a manner adverse to Enzon, and (iii) directed that this Agreement and the transactions contemplated hereby be submitted to the stockholders of Viskase entitled to vote for adoption.
(c)   The Board of Directors of Viskase, at a meeting duly called and held, upon the unanimous recommendation of the Viskase Special Committee, unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of Viskase and Viskase’s stockholders, and declared it advisable, that Viskase enter into this Agreement and consummate the transactions contemplated hereby, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (iii) adopted resolutions making the Viskase Recommendation, which resolutions have not been subsequently withdrawn or modified in a manner adverse to Enzon, and (iv) directed that this Agreement and the transactions contemplated hereby be submitted to the stockholders of Viskase entitled to vote for adoption.
(d)   The only approval of holders of any class or series of capital stock of Viskase necessary to adopt this Agreement and approve the Merger is the affirmative vote (in person, by proxy or by written consent) of the holders of a majority of the outstanding shares of Viskase Common Stock (the “Viskase Stockholder Approval”).
(e)   Neither the execution and delivery of this Agreement by Viskase, nor the consummation by Viskase of the Merger, nor performance or compliance by Viskase with any of the terms or provisions hereof, will (i) subject to the receipt of the Viskase Stockholder Approval, conflict with or violate any provision (A) of the Viskase Organizational Documents or (B) of the similar organizational documents of any of Viskase’s Subsidiaries or (ii) assuming the authorizations, consents and approvals referred to in Section 3.4 and the Viskase Stockholder Approval are obtained prior to the Effective Time and the filings referred to in Section 3.4 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, (x) violate any Law or Order applicable to Viskase or any of its Subsidiaries or (y) except as set forth in Section 3.3(e) of the Viskase Disclosure Letter, violate or constitute a breach of or default under, any of the terms or provisions of any material loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other agreement (each, a “Contract”) to which Viskase or any of its Subsidiaries is a party, except, in the case of clause (i)(B) and clause (ii), as would not reasonably be expected to have a Viskase Material Adverse Effect.
Section 3.4   Governmental Approvals.   Except for (a) compliance with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), including filing with the SEC of the Registration Statement, (b) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and of appropriate documents with the relevant authorities of other jurisdictions in which Viskase or any of its Subsidiaries are qualified to do business, (c) compliance with any applicable state securities or blue sky laws, (d) filings required under, and compliance with other applicable requirements of, the HSR Act or any other Antitrust Laws, or (e) notice to OTC and to The Financial Industry Regulatory Authority, Inc. pursuant to Rule 10b-17 of the Exchange Act, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, or notice to, any Governmental Entity is necessary for the execution and delivery of this Agreement by Viskase, the performance by Viskase of its obligations hereunder and the consummation by Viskase of the Merger, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not have or would not reasonably be expected to have a Viskase Material Adverse Effect.
Section 3.5   Viskase Documents; Undisclosed Liabilities.   (a)    Viskase has filed or furnished, as applicable, on a timely basis, all material reports, schedules, forms, statements and other documents required to be filed or furnished by Viskase pursuant to the “Pink Limited Information tier” disclosure guidelines of OTC since January 1, 2023 (collectively, the “Viskase OTC Documents”). As of their respective filing dates, or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended, the Viskase OTC Documents complied in all material respects with the applicable requirements of the OTC disclosure guidelines for the Pink Limited Information tier. None of the Viskase OTC Documents contained at the time they were filed or furnished, or if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)   Viskase is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of FINRA and OTC as to the quotation of the Viskase Common Stock on the “Pink Limited Information tier” of the OTC Pink Market.
(c)   Each of the following have been provided to Enzon prior to execution of this Agreement: (A) the audited (i) consolidated statements of operations, (loss) income, stockholders’ equity and cash flows of Viskase and its Subsidiaries for each of the fiscal years ended December 31, 2024, 2023 and 2022, and (ii) consolidated balance sheets of Viskase and its Subsidiaries at December 31, 2024, 2023 and 2022, in each case together with the report and opinion of the auditor of Viskase (the financial statements described in this clause (A), the “Audited Financial Statements”), and (B) the unaudited (i) consolidated statements of operations, (loss) income, stockholders’ equity and cash flows of Viskase and its Subsidiaries for the three-month period ended March 31, 2025, and (ii) consolidated balance sheets of Viskase and its Subsidiaries at March 31, 2025 (such balance sheet, the “Most Recent Viskase Balance Sheet” and, together with the other financial statements described in clause (B), the “Unaudited Financial Statements”). The Audited Financial Statements and Unaudited Financial Statements are collectively referred to herein as the “Viskase Financial Statements”. The Viskase Financial Statements complied as to form in all material respects with the published “Pink Limited Information tier” disclosure guidelines of OTC with respect thereto, have been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Viskase and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments that are not reasonably expected to be material and to any other adjustments described therein, including the notes thereto).
(d)   Neither Viskase nor any of its Subsidiaries has any liabilities of any nature required by GAAP to be reflected upon or reserved against in a consolidated balance sheet of Viskase and its Subsidiaries (or disclosed in the notes to such balance sheet), whether or not accrued, contingent, absolute or otherwise, except (i) as set forth in Section 3.5(d) of the Viskase Disclosure Letter, (ii) as and to the extent specifically disclosed, reflected or reserved against in Viskase’s consolidated balance sheet (or the notes thereto) as of March 31, 2025 or as otherwise included in the Viskase OTC Documents filed or furnished prior to the date hereof, (iii) for liabilities incurred, in each case, in the ordinary course of business consistent with past practice since March 31, 2025, (iv) arising pursuant to this Agreement or incurred in connection with the transactions contemplated hereby, including the Merger, and (v) for liabilities which have not had or would not reasonably be expected to have, individually or in the aggregate, a Viskase Material Adverse Effect.
Section 3.6   Absence of Certain Changes.   (a)    Since the Viskase Balance Sheet Date through the date of this Agreement (i) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of Viskase and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business consistent with past practice and (ii) there has not been any action taken by Viskase or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Enzon’s consent, would constitute a breach of Section 5.1.
(b)   Since the Viskase Balance Sheet Date, there has not been any Viskase Material Adverse Effect.
Section 3.7   Legal Proceedings. Except as has not had or would not reasonably be expected to have a Viskase Material Adverse Effect, there is no (a) pending or, to the Knowledge of Viskase, threatened legal or administrative proceeding, suit, claim, investigation, arbitration or action (a “Proceeding”) against Viskase or any of its Subsidiaries (other than any Viskase Transaction Litigation), or (b) outstanding order, judgment, injunction, ruling, writ or decree of any Governmental Entity (an “Order”) imposed upon Viskase or any of its Subsidiaries, in each case, by or before any Governmental Entity.
Section 3.8   Compliance with Laws; Permits.
(a)   Viskase and each of its Subsidiaries are, and have been since January 1, 2023, in compliance with all Laws and Orders applicable to Viskase or any of its Subsidiaries, except as have not had or would not reasonably be expected to have a Viskase Material Adverse Effect. The licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities held by Viskase or any of its Subsidiaries (each, a “Viskase Permit”) constitute all licenses, franchises, permits, certificates, approvals and authorizations that are necessary for Viskase and its Subsidiaries to lawfully conduct their respective businesses and all such Viskase Permits are valid and in full force and effect, except where the failure to hold the same or to be in full force and effect has not had or would not reasonably be expected to have a Viskase Material Adverse Effect. Except as would not reasonably be expected to have a Viskase Material Adverse Effect, none of Viskase or any of its Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Viskase Permit.
(b)   Except as would not reasonably be expected to be material to Viskase and any of its Subsidiaries, since January 1, 2023, neither Viskase nor any of its Subsidiaries, nor, to the Knowledge of Viskase, any Persons acting on behalf of Viskase or any of its Subsidiaries, has (i) taken any action in violation of any applicable Anti-Corruption Law, or (ii) offered, authorized, provided or given any payment or thing of value to any Person, including a “foreign official” (as defined by the FCPA), for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage.
(c)   Except as has not had or would not be reasonably expected to have a Viskase Material Adverse Effect, neither Viskase, nor any of its Subsidiaries, nor to the Knowledge of Viskase, any of

Viskase’s respective directors, officers or employees, or to the Knowledge of Viskase, any Persons acting on behalf of Viskase or any of its Subsidiaries, respectively, is a Person with whom dealings are prohibited under any Sanctions. Neither Viskase, its Subsidiaries, nor to the Knowledge of Viskase, any of its respective directors, officers or employees acting on behalf of the Viskase or any of its Subsidiaries, respectively, is engaged in dealings or transactions in or with any country or any Person that represents a material violation of applicable Sanctions or Export Control Laws.
Section 3.9   Tax Matters.   (a)    Except (x) as set forth in Section 3.9(a) of the Viskase Disclosure Letter or (y) as has not had or would not reasonably be expected to have a Viskase Material Adverse Effect:
(i)   Viskase and each of its Subsidiaries has filed with the appropriate taxing authority when due (taking into account any applicable extension of time within which to file) all Tax Returns required to be filed by it, and all such Tax Returns are true, correct and complete in all respects;
(ii)   Viskase and each of its Subsidiaries has paid all Taxes required to be paid by it, except for Taxes that are not yet due;
(iii)   Viskase and each of its Subsidiaries has complied with all applicable Laws relating to the deduction, withholding, collection and remittance of Taxes (including information reporting requirements);
(iv)   there is no Proceeding or audit now pending or that has been proposed in writing with respect to Viskase or any of its Subsidiaries in respect of any Tax or any Tax Return;
(v)   neither Viskase nor any of its Subsidiaries has filed with any Governmental Entity any agreement extending or waiving the application of any statute of limitations applicable to any claim for, or the period for assessment and collection of, any Taxes;
(vi)   neither Viskase nor any of its Subsidiaries has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011 - 4(b)(2);
(vii)   there are no Liens for Taxes on any of the assets of Viskase or any of its Subsidiaries, other than Permitted Liens;
(viii)   neither Viskase nor any of its Subsidiaries (A) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than any such group the common parent of which is (i) Viskase or any of its Subsidiaries or (ii) American Entertainment Properties Corp.) or (B) is liable for the Taxes of any Person (other than any of (i) Viskase and its Subsidiaries or (ii) American Entertainment Properties Corp.) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract or otherwise (in each case other than pursuant to any contract entered into in the ordinary course of business, the primary purpose of which is not the allocation or payment of Taxes);
(ix)   within the last two years, neither Viskase nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was intended to be governed in whole or in part by Section 355(a) of the Code; and
(x)   no Governmental Entity has notified Viskase or any of its Subsidiaries in writing in the last five (5) years that it is or may be subject to taxation by a jurisdiction in which it does not presently file Tax Returns.
(b)   Neither Viskase nor any of its Subsidiaries has taken or agreed to take any action, or is aware of the existence of any fact or circumstance, that would or could reasonably be expected to impede or prevent the Merger from qualifying for the Intended Tax Treatment.
Section 3.10   Employee Plans.   (a)    Section 3.10(a) of the Viskase Disclosure Letter contains a correct and complete list, as of the date of this Agreement, of each material Viskase Benefit Plan. A “Viskase Benefit Plan” is a Benefit Plan that is sponsored, maintained, or contributed to by Viskase or any of its Subsidiaries, or to which any of the foregoing have any obligation to contribute or any liability (whether contingent or otherwise).
(b)   Viskase has made available to Enzon with respect to each material Viskase Benefit Plan a true and complete copy (to the extent applicable) of (i) all plan documents, if any, including related trust agreements, funding arrangements and insurance contracts, and all amendments thereto, or written summaries of the material terms thereof, (ii) the most recent summary plan description for each material Viskase Benefit Plan for which such summary plan description is required by applicable Law and (iii) the most recent annual report on Form 5500 required to be filed with the IRS with respect thereto, audited financial statements and actuarial valuation reports, if any.
(c)   None of Viskase or any of its ERISA Affiliates maintains or contributes to, or is obligated to maintain or contribute to (i) any plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”) or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. With respect to any Multiemployer Plan, (A) neither Viskase nor any of its ERISA Affiliates has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied or (B) to the Knowledge of Viskase, as of the date hereof, no fact exists that would reasonably be expected to give rise to a partial withdrawal by Viskase or any of its Subsidiaries from any Multiemployer Plan, in each case, except as would not reasonably be expected to have a Viskase Material Adverse Effect.
(d)   With respect to each Viskase Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan has received a favorable determination letter as to its qualification and that its related trust is exempt from Tax under Section 501(a) of the Code, and, to the Knowledge of Viskase, nothing has occurred with respect to the operation of any such plan which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or Tax under ERISA or the Code.
(e)   Each Viskase Benefit Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, all contributions required to have been made under any Viskase Benefit Plan to any funds or trusts established thereunder or in connection therewith have been made or have been accrued and reported on the Viskase Financial Statements and there are no actions, liens, lawsuits, claims or complaints (other than routine claims for benefits) pending or, to the Knowledge of Viskase, threatened against any Viskase Benefit Plan, in each case, except as would not reasonably be expected to have a Viskase Material Adverse Effect.
(f)   None of the Viskase Benefit Plans provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law or at the expense of the participant or the participant’s beneficiary.
(g)   Except as provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) (i) result in any payment becoming due to any current or former director, employee or consultant of Viskase or any of its Subsidiaries, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under, or materially increase the amount payable or result in any other material obligation pursuant to, any of the Viskase Benefit Plans or (iii) limit or restrict the right of Viskase or, after the consummation of the transactions contemplated hereby, the Surviving Company to merge, amend or terminate any Viskase Benefit Plan.
(h)   No Viskase Benefit Plan provides for the gross-up or reimbursement of Taxes, including under Section 409A or 4999 of the Code or other similar Laws.
(i)   Except (a) as set forth in Section 3.10(i) of the Viskase Disclosure Letter, or (b) as would not reasonably be expected to have a Viskase Material Adverse Effect, all Viskase Benefit Plans subject to the Laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) that are intended to qualify for special Tax treatment, meet all requirements for such treatment, and (iii) that are intended to be funded and/or book-reserved, are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.
Section 3.11   Labor Matters.   Except as has not had or would not reasonably be expected to have a Viskase Material Adverse Effect, (a) neither Viskase nor any of its Subsidiaries is the subject of any Proceeding asserting that Viskase or any of its Subsidiaries has committed any unfair labor practice or is seeking to compel Viskase to bargain with any labor union or labor organization, (b) there is no pending or, to the Knowledge of Viskase, threatened, nor has there been since January 1, 2023 any, labor strike, walkout, work stoppage, slow-down or lockout affecting any employees of Viskase or any of its Subsidiaries and (c) each of Viskase and its Subsidiaries is, and has been since January 1, 2023, in compliance in all respects with all applicable Collective Bargaining Agreements and all federal, state, local and foreign Laws regarding labor, employment and employment practices. Section 3.11 of the Viskase Disclosure Letter contains a correct and complete list, as of the date of this Agreement, of each Collective Bargaining Agreement to which Viskase or any of its Subsidiaries is a party, and no such Collective Bargaining Agreement contains any notice, consultation, or consent requirement with respect to the entry into this Agreement or the consummation of the transactions contemplated hereby.
Section 3.12   Environmental Matters.   Except as has not had or would not reasonably be expected to have a Viskase Material Adverse Effect, (a) Viskase and each of its Subsidiaries is, and has been since January 1, 2023, in compliance with all applicable Environmental Laws, and Viskase has not received any written (or to the Knowledge of Viskase, oral) notice, demand, claim or request for information since January 1, 2023 or that otherwise remains unresolved alleging that Viskase or any of its Subsidiaries is in violation of or has any liability under any Environmental Law, and (b) Viskase and its Subsidiaries possess and are in compliance with all Viskase Permits required under Environmental Laws for the operation of their respective businesses (“Viskase Environmental Permits”) ”), and (c) there is no Proceeding pending, or to the Knowledge of Viskase threatened, to revoke, suspend, or adversely modify any such Viskase Environmental Permit.
Section 3.13   Intellectual Property; Information Technology; Data Privacy.   (a)    All material Intellectual Property of Viskase and its Subsidiaries is subsisting in the jurisdiction(s) where such material Intellectual Property is issued or registered, is, to the Knowledge of Viskase, valid and enforceable.
(b)   Except as would not reasonably be expected to have a Viskase Material Adverse Effect, Viskase and its Subsidiaries own, or have a valid and enforceable license or otherwise sufficient rights to use, all Intellectual Property used in or necessary for Viskase’s business, free and clear of all Liens, other than Permitted Liens. Except as has not had or would not reasonably be expected to have a Viskase Material Adverse Effect, (i) there are no pending, and since January 1, 2023, to the Knowledge of Viskase, threatened in writing, Proceedings against Viskase or any of its Subsidiaries raising the invalidity or unenforceability of any material Intellectual Property owned or purported to be owned by Viskase or any of its Subsidiaries and (ii) since January 1, 2023, no Intellectual Property owned or purported to be owned by Viskase or any of its Subsidiaries has expired except in the ordinary course.
(c)   To the Knowledge of Viskase, except as has not had or would not reasonably be expected to have a Viskase Material Adverse Effect, Viskase and its Subsidiaries have not, and none of the current activities, products or services of Viskase or any of its Subsidiaries has, since January 1, 2023, infringed, misappropriated or otherwise violated the Intellectual Property rights of, or defamed, any third party. Except as has not had or would not reasonably be expected to have a Viskase Material Adverse Effect, there are no pending or, since January 1, 2023, threatened in writing (or, to the Knowledge of Viskase, orally), Proceedings by Viskase or its Subsidiaries against any third party nor has Viskase or its Subsidiaries sent any written notice to any third party regarding any actual or potential infringement, misappropriation or other unauthorized use of any Intellectual Property owned or exclusively licensed by Viskase or any of its Subsidiaries.
(d)   Except as has not had or would not reasonably be expected to have a Viskase Material Adverse Effect, as of the date of this Agreement, (i) to the Knowledge of Viskase, no third party is infringing, misappropriating or otherwise violating any Intellectual Property owned or licensed by Viskase or any of its Subsidiaries and (ii) there are no pending or, to the Knowledge of Viskase, threatened in writing (or, to the Knowledge of Viskase, orally), Proceedings against Viskase or any of its

Subsidiaries alleging that the operation of the business of Viskase or any of its Subsidiaries, infringes, misappropriates or otherwise violates the Intellectual Property rights of any Person, alleging that Viskase or any of its Subsidiaries has defamed any Person or terminating or purporting to terminate copyright assignments pursuant to 17 U.S.C. §203 or §304 or their foreign equivalents relating to any current activities, products or services of Viskase or any of its Subsidiaries.
(e)   Except as has not had or would not reasonably be expected to have a Viskase Material Adverse Effect, each employee and consultant of Viskase or any of its Subsidiaries who contributes to the production or development of any material Intellectual Property owned or purported to be owned by Viskase or any of its Subsidiaries, agrees that his or her contribution is a work-made-for-hire pursuant to a valid written agreement and/or has otherwise assigned such Intellectual Property rights to Viskase or any of its Subsidiaries by operation of law in the last three (3) years.
(f)   Except as has not had or would not reasonably be expected to have a Viskase Material Adverse Effect: (i) the Information Technology used by Viskase and its Subsidiaries, whether owned or controlled by Viskase and its Subsidiaries, operates and performs in all respects as required to permit Viskase and its Subsidiaries to conduct their business as currently conducted, (ii) to the Knowledge of Viskase, since January 1, 2023, no Person has gained unauthorized access to the Information Technology of Viskase or any of its Subsidiaries and (iii) to the Knowledge of Viskase, since January 1, 2023, there have been no failures, crashes, security breaches or other adverse events affecting the Information Technology which have caused disruption to Viskase or its Subsidiaries’ business.
(g)   Except as has not had or would not reasonably be expected to have a Viskase Material Adverse Effect, (i) Viskase and its Subsidiaries take reasonable measures to comply with applicable Laws and Orders regarding privacy, Personal Data protection and collection, retention, use and disclosure of personal information, and (ii) to the Knowledge of Viskase, as of the date hereof, there have not been any incidents of, or third party claims related to, any loss, theft, unauthorized access to, unauthorized use of, or unauthorized acquisition, modification, disclosure, corruption, or other misuse of any Personal Data in Viskase’s or any of its Subsidiaries’ possession.
Section 3.14   No Rights Agreement; Anti-Takeover Provisions.   (a)    Neither Viskase nor any of its Subsidiaries is a party to, subject to or otherwise bound by a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.
(b)   No restrictions on a “business combination” and no “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to Viskase, this Agreement, the Merger, the IEH Support Agreement or the transactions contemplated hereby or thereby.
Section 3.15   Property.   Except as has not had or would not reasonably be expected to have a Viskase Material Adverse Effect, (a) Viskase or one of its Subsidiaries has good and marketable title to the real property owned by Viskase or any of its Subsidiaries free and clear of all Liens (other than Permitted Liens), (b) each lease, sublease, sub-sublease, license and other agreement under which Viskase or any of its Subsidiaries leases, subleases, licenses, uses or occupies, or has the right to use or occupy any real property is a valid and legally binding obligation of Viskase or one of its Subsidiaries that is a party thereto, and, to the Knowledge of Viskase, the other party thereto, and is in full force and effect in accordance with its terms except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception, and (c) neither Viskase nor any of its Subsidiaries has received a written notice of any pending or threatened condemnation of any such owned or leased real property by any Governmental Entity. Viskase, or at least one of its Subsidiaries has good and valid title to, or in the case of leased tangible assets, a valid leasehold interest in, all of its material tangible personal property, free and clear of all Liens (other than Permitted Liens). Except as would not reasonably be expected to have a Viskase Material Adverse Effect, the tangible personal property currently used in the operation of the business of Viskase and its Subsidiaries is in good working order (reasonable wear and tear excepted).
Section 3.16   Contracts.   (a) Section 3.16(a) of the Viskase Disclosure Letter sets forth a list as of the date of this Agreement of each Viskase Material Contract. For purposes of this Agreement, “Viskase Material Contract” means any Contract to which either Viskase or any of its Subsidiaries is a party or is otherwise bound, other than any Viskase Benefit Plan, which:

(i)   provides that any of them will not compete with any other Person in a manner that is material to Viskase and its Subsidiaries, taken as a whole;
(ii)   purports to limit in any respect that is material to Viskase and its Subsidiaries, taken as a whole, either the type of business in which Viskase or its Subsidiaries may engage or the manner or locations in which any of them may so engage;
(iii)   requires Viskase or any of its Subsidiaries to deal exclusively with any Person or group of related Persons, includes any “most favored nation” provision, minimum use or minimum supply agreements, which Contract is material to Viskase and its Subsidiaries, taken as a whole;
(iv)   is a Contract for the lease of real property providing for annual payments of $3,500,000 or more;
(v)   contains a put, call or similar right pursuant to which Viskase or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person or assets (excluding Intellectual Property);
(vi)   is a Contract pursuant to which Viskase or any of its Subsidiaries has potential material indemnification obligations to any Person, or material outstanding liabilities or obligations (excluding confidentiality obligations), whether or not contingent, in connection with any acquisitions or dispositions (in each case, whether completed by merger, sale or purchase of stock, sale or purchase of assets or otherwise) completed since January 1, 2023;
(vii)   relates to indebtedness for borrowed money owed to a Person other than Viskase or any of its Subsidiaries in excess of $3,500,000, excluding, for the avoidance of doubt, ordinary course trade payables and expenses incurred in connection with the transactions contemplated by this Agreement;
(viii)   is a Contract with any Affiliate of Viskase (other than a wholly owned Subsidiary thereof);
(ix)   is a material partnership, joint venture, strategic alliance or similar Contract (other than with a wholly owned Subsidiary of Viskase);
(x)   is a settlement agreement or settlement-related Contract that imposes material financial obligations on Viskase or a Subsidiary after the date hereof; or
(xi)   is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (x) and that has or would reasonably be expected to, either pursuant to its own terms or the terms of any related Contracts, involve gross payments or receipts in excess of $3,500,000 in any year.
(b)   A true and complete copy (or, as applicable, a true and complete summary of the material terms) of each Viskase Material Contract, as amended as of the date of this Agreement, has been made available to Enzon prior to the date of this Agreement (other than omissions of immaterial information). Each of the Viskase Material Contracts, and each Contract entered into after the date hereof that would have been a Viskase Material Contract if entered into prior to the date hereof (each a “Viskase Additional Contract”) is (or if entered into after the date hereof, will be) valid and binding on Viskase or its Subsidiaries, as the case may be and, to the Knowledge of Viskase, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have a Viskase Material Adverse Effect. Neither Viskase nor any of its Subsidiaries nor, to the Knowledge of Viskase, any other party is in breach of or in default under any Viskase Material Contract or Viskase Additional Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by Viskase or any of its Subsidiaries, in each case, except for such breaches and defaults as would not reasonably be expected to have a Viskase Material Adverse Effect. As of the date of this Agreement, neither Viskase nor any of its Subsidiaries has received written notice (or, to the Knowledge of Viskase, oral notice) alleging a breach of or default under any Viskase Material Contract.

Section 3.17   Insurance.   Except as would not reasonably be expected to have a Viskase Material Adverse Effect, (i) Viskase and its Subsidiaries are covered by valid and currently effective insurance policies with reputable insurers and all premiums payable under such policies have been duly paid to date, and (ii) as of the date of this Agreement, none of Viskase or any of its Subsidiaries has received any written notice of default or cancellation of any such policy. All material all-risk property and casualty, general liability, business interruption and product liability insurance policies (“Insurance Policies”) maintained by or on behalf of Viskase or any of its Subsidiaries provide adequate coverage for all normal risks incident to the business of Viskase and its Subsidiaries and their respective properties and assets, except for any such failures to maintain Insurance Policies as has not had or would not reasonably be expected to have a Viskase Material Adverse Effect. Except as has not had or would not reasonably be expected to have a Viskase Material Adverse Effect, there are no pending Proceedings under the Insurance Policies with respect to Viskase or any of its Subsidiaries as to which the insurers have denied or disputed (in writing) coverage or cancelled any Insurance Policy maintained by or on behalf of Viskase or any of its Subsidiaries, or, to the Knowledge of Viskase, have threatened to deny or dispute coverage or cancel any Insurance Policy maintained by or on behalf of Viskase or any of its Subsidiaries (other than the reservation of rights letters issued in the ordinary course of business). Except as has not had or would not be reasonably be expected to have a Viskase Material Adverse Effect, Viskase and its Subsidiaries are, and since January 1, 2023, have been, in compliance with their respective Insurance Policies and are not in default under any of the terms thereunder.
Section 3.18   Information Supplied.    The information relating to Viskase and its Subsidiaries provided by Viskase to Enzon to be contained in, or incorporated by reference in, the Registration Statement/Consent Solicitation Statement to be filed with the SEC by Enzon (as amended or supplemented from time to time) will not, at the time such Registration Statement/Consent Solicitation Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 3.18, no representation or warranty is made by Viskase with respect to information or statements made or incorporated by reference in the Registration Statement/Consent Solicitation Statement based upon information supplied by or on behalf of Enzon or Merger Sub.
Section 3.19   Opinion of Financial Advisors.   The Viskase Special Committee has received the opinion of Alvarez & Marsal Valuation Services, LLC, to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of Viskase Common Stock (other than holders of the Cancelled Shares, Dissenting Viskase Shares and the Icahn Related Parties). As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.
Section 3.20   Brokers and Other Advisors.   Except for Alvarez & Marsal Valuation Services, LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Viskase or any of its Subsidiaries.
Section 3.21   No Other Representations or Warranties.   Viskase acknowledges and agrees that, except for the representations and warranties made by Enzon in Article IV or in any certificates delivered by Enzon in connection with the transactions contemplated by this Agreement, neither Enzon, Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Enzon or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding Enzon and its Subsidiaries, notwithstanding the delivery or disclosure to Viskase or any of its Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing, and Viskase acknowledges the foregoing. In particular, and without limiting the generality of the foregoing, Viskase acknowledges and agrees that neither Enzon, Merger Sub nor any other Person makes or has made any express or implied representation or warranty to Viskase or any of its respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to Enzon, any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by Enzon in Article IV or in any certificates delivered by Enzon or Merger Sub in connection with the transactions contemplated by this Agreement, any oral, written, video, electronic or other information presented to Viskase or any of its Representatives in the course of their due diligence investigation of Enzon, the negotiation of this Agreement or the course of the transactions contemplated by this Agreement. Viskase acknowledges and agrees that, except for the representations and warranties contained in Article IV, it is not acting in reliance on any representation or warranty, express or implied, that may have been made by any Person.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ENZON AND MERGER SUB
Except as expressly disclosed in the Enzon SEC Documents filed with or furnished to the SEC and publicly available after January 1, 2023 and prior to the date of this Agreement (other than (a) any information that is contained solely in the “Risk Factors” section of such Enzon SEC Documents that are not statements of historical fact and (b) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Enzon SEC Documents), or in the Enzon Disclosure Letter, Enzon hereby represents and warrants to Viskase as follows:
Section 4.1   Organization; Standing.   (a)    Each of Enzon and Merger Sub is a corporation duly organized and validly existing under the laws of the State of Delaware, is in good standing with the Secretary of State and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted, except (other than with respect to each of Enzon’s and Merger Sub’s due incorporation and valid existence) as has not had or would not reasonably be expected to have an Enzon Material Adverse Effect. Each of Enzon and Merger Sub is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had or would not reasonably be expected to have an Enzon Material Adverse Effect. True and complete copies of the Enzon Organizational Documents are included in the Enzon SEC Documents. True and complete copies of the organizational documents of Merger Sub have been provided to Viskase.
(b)   Each of Enzon’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, has all requisite power and authority necessary to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so organized, existing, qualified, licensed and in good standing has not had or would not reasonably be expected to have an Enzon Material Adverse Effect. True and complete copies of the articles of incorporation, bylaws, operating (or equivalent governing documents) of each Subsidiary of Enzon that would constitute a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X of the Exchange Act have been provided to Viskase prior to execution of this Agreement
Section 4.2   Capitalization.   (a)    Prior to the Proposed Enzon Action, the authorized capital stock of Enzon consists of 170,000,000 shares of Enzon Common Stock and 3,000,000 shares of preferred stock, par value $0.01 per share (the “Enzon Preferred Stock”). At the close of business on June 11, 2025 (the “Enzon Capitalization Date”), (i) 74,214,603 shares of Enzon Common Stock were issued and outstanding, (ii) 7 shares of Enzon Common Stock were issued and held in Enzon treasury, and (iii) 40,000 shares of Enzon Series C Non-Convertible Redeemable Preferred Stock, par value $0.01 per share (the “Enzon Series C Preferred Stock”) were issued and outstanding. All the outstanding shares of Enzon Common Stock and Enzon Preferred Stock are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.
(b)   Except as set forth in this Section 4.2, as of the Enzon Capitalization Date, no shares of capital stock of Enzon are issued and outstanding and Enzon does not have outstanding, and there are not, any securities convertible into or exchangeable for any shares of capital stock of Enzon, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any warrants, calls, commitments or known claims of any other character relating to the issuance of, any capital stock of Enzon, or any stock or securities convertible into or exchangeable for any capital stock of Enzon; and Enzon is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock of Enzon. Except for the Enzon Series C Preferred Stock, Enzon does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of Enzon on any matter. Except as set forth in this Section 4.2, as of the Enzon Capitalization Date, there are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units or other compensatory rights or awards (in each case, issued by Enzon or any of its Subsidiaries), that are convertible into or exercisable for a share of Enzon Common Stock on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of Enzon Common Stock (in each case other than the Enzon Series C Preferred Stock).
(c)   Section 4.2(c) of the Enzon Disclosure Letter sets forth, as of the date of this Agreement, any Person in which Enzon or any of its Subsidiaries holds capital stock or other equity interests. Except as set forth on Section 4.2(c) of the Enzon Disclosure Letter, Enzon holds one hundred percent (100%) of the capital stock and other equity interests of each such Person.
(d)   All of the issued and outstanding capital stock of Merger Sub is owned, directly or indirectly, by Enzon. Merger Sub does not have any outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Enzon may acquire any equity security of Merger Sub.
(e)   From the Enzon Capitalization Date to the date of this Agreement, neither Enzon nor Merger Sub has issued any shares of capital stock of Enzon or Merger Sub.
Section 4.3   Authority; Noncontravention; Voting Requirements.   (a)    Each of Enzon and Merger Sub has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the receipt of the Enzon Stockholder Approval, the Series C Preferred Approval and Merger Sub Stockholder Approval, to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance by Enzon and Merger Sub of this Agreement, and the consummation by it of the transactions contemplated hereby, including the Merger, have been duly authorized by its Board of Directors and, except for obtaining the Enzon Stockholder Approval, Merger Sub Stockholder Approval and filing the Certificate of Merger with the Secretary of State pursuant to the DGCL, no other corporate action on the part of Enzon or Merger Sub is necessary to authorize the execution, delivery and performance by Enzon or Merger Sub of this Agreement and the consummation of the Merger. This Agreement has been duly executed and delivered by Enzon and Merger Sub and, assuming due authorization, execution and delivery hereof by Viskase, constitutes a legal, valid and binding obligation of Enzon, enforceable against Enzon and Merger Sub in accordance with its terms, except for the Bankruptcy and Equity Exception.
(b)   The Enzon Special Committee, at a meeting duly called and held, unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, Enzon and Enzon’s stockholders, other than IEH and its Affiliates, and (ii) recommended that the Board of Directors of Enzon (A) determine that this Agreement and the transactions contemplated hereby, are fair to, and in the best interests of, Enzon and Enzon’s stockholders, other than IEH and its Affiliates, (B) approve this Agreement and the transactions contemplated hereby, including the Proposed Enzon Action and (C) recommend that the stockholders of Enzon entitled to vote thereon adopt this Agreement and approve the Proposed Enzon Action, which recommendation in clause (C) has not, except after the date hereof as permitted by Section 7.5, been subsequently withdrawn or modified in a manner adverse to Viskase.
(c)   The Board of Directors of Enzon, at a meeting duly called and held, upon the unanimous recommendation of the Enzon Special Committee, unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, Enzon and Enzon’s stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Proposed Enzon Action, (iii) approved the execution and delivery of this Agreement, the performance by Enzon of its covenants and other obligations contained herein and the transactions contemplated hereby upon the terms and subject to the conditions contained herein, (iv) recommended that the stockholders of Enzon entitled to vote thereon adopt this Agreement and approve the Proposed Enzon Action, which recommendation in clause (iv) has not, except after the date hereof as permitted by Section 7.5, been subsequently withdrawn or modified in a manner adverse to Viskase, and (v) directed that the adoption of this Agreement and the Proposed Enzon Action be submitted to the stockholders of Enzon entitled to vote thereon for the approval thereof.
(d)   The Board of Directors of Merger Sub, acting by written consent, unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, Merger Sub and Merger Sub’s sole stockholder, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) approved the execution and delivery of this Agreement, the performance by Merger Sub of its covenants and other obligations contained herein and the transactions contemplated hereby upon the terms and subject to the conditions contained herein, (iv) directed that the adoption of this Agreement be submitted to a vote of Enzon, in its capacity as Merger Sub’s sole stockholder, and (v) resolved to recommend that Enzon, in its capacity as the sole stockholder of Merger Sub, vote in favor of the adoption of this Agreement, which recommendation in clause (v) has not been subsequently withdrawn or modified in a manner adverse to Viskase.
(e)   (i) The only approval of holders of any class or series of capital stock of Enzon necessary to adopt this Agreement and approve the Proposed Enzon Action is the affirmative vote (in person, by proxy or by written consent) of the holders of a majority of the outstanding shares of Enzon Common Stock entitled to vote on thereon (the “Enzon Stockholder Approval”), and (ii) the only approval of holders of any class or series of capital stock of Merger Sub necessary to adopt this Agreement and approve the Merger is the affirmative vote (in person, by proxy or by written consent) of Enzon, in its capacity as the sole shareholder of Merger Sub (the “Merger Sub Stockholder Approval”).
(f)   Neither the execution and delivery of this Agreement by Enzon nor the performance or compliance by Enzon with any of the terms or provisions hereof, will (i) subject to the receipt of the Enzon Stockholder Approval and Merger Sub Stockholder Approval and the termination of the 382 Rights Agreement, conflict with or violate any provision (A) of the Enzon Organizational Documents or (B) of the similar organizational documents of any of Enzon’s Subsidiaries or (ii) assuming the authorizations, consents and approvals referred to in Section 4.4 and the Enzon Stockholder Approval and Merger Sub Stockholder Approval are obtained prior to the Effective Time, the 382 Rights Agreement is duly waived in accordance with its terms prior to the date of this Agreement and subsequently terminated in accordance with its terms prior to the Effective Time, and the filings referred to in Section 4.4 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, (x) violate any Law or Order applicable to Enzon or any of its Subsidiaries or (y) violate or constitute a breach of or default (under any of the terms or provisions of any material Contract to which Enzon or any of its Subsidiaries is a party, except, in the case of clause (i)(B) and clause (ii), as would not reasonably be expected to have an Enzon Material Adverse Effect.
Section 4.4   Governmental Approvals.   Except for (a) compliance with the applicable requirements of the Securities Act, including filing with the SEC of the Registration Statement/ Consent Solicitation Statement, (b) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the filing with the SEC of the Registration Statement/ Consent Solicitation Statement, (c) compliance with the rules and regulations of OTC, (d) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and of appropriate documents with the relevant authorities of other jurisdictions in which Enzon or any of its Subsidiaries are qualified to do business, (e) compliance with any applicable state securities or blue sky laws, (f) filings required under or (g) such other items arising solely as a result of Viskase or its Subsidiaries’ participation in the transactions contemplated by this Agreement, and compliance with other applicable requirements of, the HSR Act or any other Antitrust Laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, or notice to, any Governmental Entity is necessary for the execution and delivery of this Agreement by Enzon and the performance by Enzon of its obligations hereunder and the consummation by Merger Sub of the Merger, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not have or would not reasonably be expected to have an Enzon Material Adverse Effect.
Section 4.5   Enzon SEC Documents; Undisclosed Liabilities.   (a)    Enzon has filed or furnished, as applicable, on a timely basis with or to the SEC all material reports, schedules, forms, statements and other documents required to be filed or furnished by Enzon with or to the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2023 (collectively, the “Enzon SEC Documents”). As of their respective effective dates (in the case of Enzon SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing or furnished dates or, if amended prior to the date hereof, the date of the filing or furnishing of such amendment, with respect to the portions that are amended (in the case of all other Enzon SEC Documents), the Enzon SEC Documents complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Enzon SEC Documents, and none of the Enzon SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Enzon SEC Documents and, to the Knowledge of Enzon, none of the Enzon SEC Documents is the subject of any pending SEC comment or investigation.
(b)   Enzon is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of FINRA and OTC as to the quotation of the Enzon Common Stock on OTC.
(c)   The consolidated financial statements of Enzon (including all related notes and schedules) included or incorporated by reference in the Enzon SEC Documents, as of their respective dates of filing with the SEC (or, if such Enzon SEC Documents were amended prior to the date hereof, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X of the Exchange Act) and fairly present in all material respects the consolidated financial position of Enzon and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments that are not reasonably expected to be material and to any other adjustments described therein, including the notes thereto).
(d)   Enzon has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and that are sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Enzon’s properties or assets. Since January 1, 2023, neither Enzon, the Board of Directors of Enzon nor its audit committee nor, to Enzon’s Knowledge, Enzon’s independent registered public accounting firm, has identified or been made aware of (x) “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of Enzon’s internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect Enzon’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated, or (y) fraud, whether or not material, that involves management or other employees of Enzon who have a significant role in the internal controls over financial reporting of Enzon. The disclosure controls and procedures utilized by Enzon are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Enzon in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Enzon, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Enzon to make the certifications required under the Exchange Act with respect to such reports.
(e)   Each document required to be filed by Enzon with the SEC or required to be distributed to Enzon’s stockholders in connection with the Merger, including the Registration Statement/Consent Solicitation Statement (and including any amendments or supplements thereto), at the time first sent or given to the stockholders of Enzon in the case of the Registration Statement/Consent Solicitation Statement, and at the time filed with the SEC and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, will comply as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Enzon makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Viskase or any of its Affiliates for inclusion or incorporation by reference in the Registration Statement/Consent Solicitation Statement or any other documents to be filed with the SEC.
(f)   Neither Enzon nor any of its Subsidiaries has any liabilities of any nature required by GAAP to be reflected upon or reserved against in a consolidated balance sheet of Enzon and its Subsidiaries (or disclosed in the notes to such balance sheet), whether or not accrued, contingent, absolute or otherwise, except (i) as and to the extent specifically disclosed, reflected or reserved against in Enzon’s consolidated balance sheet (or the notes thereto) as of March 31, 2025 or as otherwise included in the Enzon SEC Documents filed or furnished prior to the date hereof, (ii) for liabilities incurred, in each case, in the ordinary course of business consistent with past practice since March 31, 2025, (iii) arising pursuant to this Agreement or incurred in connection with the transactions contemplated hereby, including the Merger, and (iv) for liabilities which would not reasonably be expected to have, individually or in the aggregate, an Enzon Material Adverse Effect.
Section 4.6   Absence of Certain Changes.   (a)    Since the date of the most recent consolidated balance sheet included in the Enzon SEC Documents prior to the date of this Agreement (the “Enzon Balance Sheet Date”) through the date of this Agreement (i) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of Enzon and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business consistent with past practice and (ii) there has not been any action taken by Enzon or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Viskase’s consent, would constitute a breach of Section 6.1.
(b)   Since the Enzon Balance Sheet Date, there has not been any Enzon Material Adverse Effect.
Section 4.7   Legal Proceedings.   Except as has not had or would not reasonably be expected to have an Enzon Material Adverse Effect, there is no (a) pending or, to the Knowledge of Enzon, threatened Proceeding against Enzon or any of its Subsidiaries (other than any Enzon Transaction Litigation), or (b) outstanding Order imposed upon Enzon or any of its Subsidiaries or any of their respective assets or properties, in each case, by or before any Governmental Entity.
Section 4.8   Compliance with Laws; Permits(a)            .
(a)   Enzon and each of its Subsidiaries are, and have been since January 1, 2022, in compliance with all Laws and Orders applicable to Enzon or any of its Subsidiaries, except as has not had or would not reasonably be expected to have an Enzon Material Adverse Effect. The licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities held by Enzon or any of its Subsidiaries (each, an “Enzon Permit”) constitute all licenses, franchises, permits, certificates, approvals and authorizations that are necessary for Enzon and its Subsidiaries to lawfully conduct their respective businesses and all such Enzon Permits are valid and in full force and effect, except where the failure to hold the same or to be in full force and effect would not reasonably be expected to have an Enzon Material Adverse Effect. Except as would not reasonably be expected to have an Enzon Material Adverse Effect, none of Enzon or any of its Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Enzon Permit.
(b)   Except as would not reasonably be expected to be material to Enzon or any of its Subsidiaries, since January 1, 2022, neither Enzon nor any of its Subsidiaries, nor, to the Knowledge of Enzon, any Person acting on behalf of Enzon or any of its Subsidiaries, has (i) taken any action in violation of any applicable Anti-Corruption Law, or (ii) offered, authorized, provided or given any payment or thing of value to any Person, including a “foreign official” (as defined by the FCPA), for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage.
(c)   Except as has not had or would not reasonably be expected to have an Enzon Material Adverse Effect, to the Knowledge of Enzon, none of (i) Enzon, (ii) nor any of its Subsidiaries, (iii) nor any of Enzon’s respective directors, officers or employees, (iv) nor any Persons acting on behalf of Enzon or any of its Subsidiaries, respectively, is (X) a Person with whom dealings are prohibited under any Sanctions or (Y) engaged in dealings or transactions in or with any country or any Person that represents a material violation of applicable Sanctions or Export Control Laws.
Section 4.9   Tax Matters.   (a)    Except as has not had or would not reasonably be expected to have an Enzon Material Adverse Effect:
(i)   Enzon and each of its Subsidiaries has filed with the appropriate taxing authority when due (taking into account any applicable extension of time within which to file) all Tax Returns required to be filed by it, and all such Tax Returns are true, correct and complete in all respects;
(ii)   Enzon and each of its Subsidiaries has paid all Taxes required to be paid by it, except for Taxes that are not yet due;
(iii)   Enzon and each of its Subsidiaries has complied with all applicable Laws relating to the deduction, withholding, collection and remittance of Taxes (including information reporting requirements);
(iv)   there is no Proceeding or audit now pending or that has been proposed in writing with respect to Enzon or any of its Subsidiaries in respect of any Tax or any Tax Return;
(v)   neither Enzon nor any of its Subsidiaries has filed with any Governmental Entity any agreement extending or waiving the application of any statute of limitations applicable to any claim for, or the period for assessment and collection of, any Taxes;
(vi)   neither Enzon nor any of its Subsidiaries has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011 - 4(b)(2);
(vii)   there are no Liens for Taxes on any of the assets of Enzon or any of its Subsidiaries, other than Permitted Liens;
(viii)   neither Enzon nor any of its Subsidiaries (A) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than any such group the common parent of which is Enzon or any of its Subsidiaries) or (B) is liable for the Taxes of any Person (other than (i) any of Enzon or its Subsidiaries or (ii) for Tax years ending before January 1, 2006, any member of the Former Enzon Group) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract or otherwise (in each case other than pursuant to any contract entered into in the ordinary course of business, the primary purpose of which is not the allocation or payment of Taxes);

(ix)   within the last two years, neither Enzon nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was intended to be governed in whole or in part by Section 355(a) of the Code; and
(x)   no Governmental Entity has notified Enzon or any of its Subsidiaries in writing in the last five (5) years that it is or may be subject to taxation by a jurisdiction in which it does not presently file Tax Returns.
(b)   Neither Enzon nor any of its Subsidiaries has taken or agreed to take any action, or is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent the Merger from qualifying for the Intended Tax Treatment.
Section 4.10   Employee Plans.   (a)    Except as set forth on Section 4.10(a) of the Enzon Disclosure Letter, neither Enzon nor any of its Subsidiaries sponsors, maintains, contributes to, is obligated to contribute to, or otherwise has any liability (whether contingent or otherwise) with respect to, any Benefit Plan. Except as set forth on Section 4.10(a) of the Enzon Disclosure Letter, in the past six (6) years), neither Enzon nor any of its Subsidiaries has incurred any obligation or liability (whether contingent or otherwise) with respect to, any Benefit Plan that remains outstanding as of the date of this Agreement. Any Benefit Plan set forth on Section 4.10(a) of the Enzon Disclosure Letter is referred to herein as an “Enzon Benefit Plan.”
(a)   Enzon has made available to Viskase with respect to each Enzon Benefit Plan a true and complete copy (to the extent applicable) of all plan documents, if any, and all amendments thereto, or written summaries of the material terms thereof.
(b)   None of Enzon or any of its ERISA Affiliates maintains or contributes to, or is obligated to maintain or contribute to (i) any plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.
(c)   There are no pending or, to the Knowledge of Enzon, threatened actions, claims or lawsuits against or relating to any Enzon Benefit Plan or trusts related thereto with respect to the operation of such plan (other than routine benefits claims), except where such claims would not reasonably be expected to have an Enzon Material Adverse Effect.
(d)   Each Enzon Benefit Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws.
(e)   None of the Enzon Benefit Plans provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law or at the expense of the participant or the participant’s beneficiary.
(f)   Except as provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) (i) result in any payment becoming due to any current or former director, employee or consultant of Enzon or any of its Subsidiaries, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under, or materially increase the amount payable or result in any other material obligation pursuant to, any of the Enzon Benefit Plans or (iii) limit or restrict the right of Enzon or, after the consummation of the transactions contemplated hereby, the Surviving Company to merge, amend or terminate any Enzon Benefit Plan.
(g)   No Enzon Benefit Plan provides for the gross-up or reimbursement of Taxes, including under Section 409A or 4999 of the Code or other similar Laws.
Section 4.11   Labor Matters.   Other than Enzon’s (i) sole executive officer, and (ii) non-employee directors who are members of the Enzon Board of Directors, neither Enzon nor any of its Subsidiaries has (and has not in the past three (3) years had) any employees, officers, directors, or independent contractors (who are individuals, including individuals providing their services through a personal services entity), and in the past six (6) years has not had any obligations or liabilities (contingent or otherwise) with respect to any of the foregoing Persons that remains outstanding as of the date of this Agreement. Neither Enzon nor any of its Subsidiaries is the subject of any Proceeding asserting that Enzon or any of its Subsidiaries has committed any unfair labor practice or is seeking to compel Enzon to bargain with any labor union or labor organization, and since January 1, 2023, Enzon has been in compliance in all material respects with all applicable federal, state, local and foreign Laws regarding labor, employment and employment practices. As of the date of this Agreement, there are no Collective Bargaining Agreements to which Enzon or any of its Subsidiaries is a party.
Section 4.12   Environmental Matters.   Except as has not had or would not reasonably be expected to have an Enzon Material Adverse Effect, (a) Enzon and each of its Subsidiaries is, and has been since January 1, 2023, in compliance with all applicable Environmental Laws, and Enzon has not received any written (or to the Knowledge of Enzon, oral) notice, demand, claim or request for information since January 1, 2023 or that otherwise remains unresolved alleging that Enzon or any of its Subsidiaries is in violation of or has any liability under any Environmental Law, and (b) Enzon and its Subsidiaries possess and are in compliance with all Enzon Permits required under Environmental Laws for the operation of their respective businesses (“Enzon Environmental Permits”), and (c) there is no Proceeding, pending, or to the Knowledge of Enzon threatened, to revoke, suspend, or adversely modify any such Enzon Environmental Permit.
Section 4.13   Intellectual Property; Information Technology; Data Privacy.   (a)    All material Intellectual Property of Enzon and its Subsidiaries is subsisting, and except as would not reasonably be expected to have an Enzon Material Adverse Effect in the jurisdiction(s) where such material Intellectual Property is issued or registered, is, to the Knowledge of Enzon, valid and enforceable.
(b)   Except as would not reasonably be expected to have an Enzon Material Adverse Effect, Enzon and its Subsidiaries own, or have a valid and enforceable license or otherwise sufficient rights to use, all Intellectual Property used in or necessary for Enzon’s business, free and clear of all Liens, other than Permitted Liens. Except as has not had or would not reasonably be expected to have an Enzon Material Adverse Effect, (i) there are no pending, and since January 1, 2023, to the Knowledge of Enzon, threatened in writing, Proceedings against Enzon or any of its Subsidiaries raising the invalidity or unenforceability of any material Intellectual Property owned or purported to be owned by Enzon or any of its Subsidiaries and (ii) since January 1, 2023, no Intellectual Property owned or purported to be owned by Enzon or any of its Subsidiaries has expired except in the ordinary course.
(c)   To the Knowledge of Enzon, except as has not had or would not reasonably be expected to have an Enzon Material Adverse Effect, Enzon and its Subsidiaries have not, and none of the current activities, products or services of Enzon or any of its Subsidiaries has, since January 1, 2023, infringed, misappropriated or otherwise violated the Intellectual Property rights of, or defamed, any third party. Except as has not had or would not reasonably be expected to have an Enzon Material Adverse Effect, there are no pending or, since January 1, 2023, threatened in writing (or to the Knowledge of Enzon, orally), Proceedings by Enzon or its Subsidiaries against any third party nor has Enzon or its Subsidiaries sent any written notice to any third party regarding any actual or potential infringement, misappropriation or other unauthorized use of any Intellectual Property owned or exclusively licensed by Enzon or any of its Subsidiaries.
(d)   Except as has not had or would not reasonably be expected to have an Enzon Material Adverse Effect, as of the date of this Agreement, (i) to the Knowledge of Enzon, no third party is infringing, misappropriating or otherwise violating any Intellectual Property owned or licensed by Enzon or any of its Subsidiaries and (ii) there are no pending or, to the Knowledge of Enzon, threatened in writing (or to the Knowledge of Enzon, orally), Proceedings against Enzon or any of its Subsidiaries alleging that the operation of the business of Enzon or any of its Subsidiaries, infringes, misappropriates or otherwise violates the Intellectual Property rights of any Person, alleging that Enzon or any of its Subsidiaries has defamed any Person or terminating or purporting to terminate copyright assignments pursuant to 17 U.S.C. §203 or §304 or their foreign equivalents relating to any current activities, products or services of Enzon or any of its Subsidiaries.
(e)   Except as has not had or would not reasonably be expected to have an Enzon Material Adverse Effect, each employee and consultant of Enzon or any of its Subsidiaries who contributes to the production or development of any material Intellectual Property owned or purported to be owned by

Enzon or any of its Subsidiaries, agrees that his or her contribution is a work-made-for-hire pursuant to a valid written agreement and/or has otherwise assigned such Intellectual Property rights to Enzon or any of its Subsidiaries by operation of law within the last three (3) years.
(f)   Except as has not had or would not reasonably be expected to have an Enzon Material Adverse Effect: (i) the Information Technology used by Enzon and its Subsidiaries, whether owned or controlled by Enzon and its Subsidiaries, operates and performs in all respects as required to permit Enzon and its Subsidiaries to conduct their business as currently conducted, (ii) to the Knowledge of Enzon, since January 1, 2023, no Person has gained unauthorized access to the Information Technology of Enzon or any of its Subsidiaries and (iii) to the Knowledge of Enzon, since January 1, 2023, there have been no failures, crashes, security breaches or other adverse events affecting the Information Technology which have caused disruption to Enzon or its Subsidiaries’ business.
(g)   Except as has not had or would not reasonably be expected to have an Enzon Material Adverse Effect, (i) Enzon and its Subsidiaries take reasonable measures to comply with applicable Laws and Orders regarding privacy, Personal Data protection and collection, retention, use and disclosure of personal information, (ii) Enzon and its Subsidiaries are compliant with their respective published privacy policies and (iii) to the Knowledge of Enzon, as of the date hereof, there have not been any incidents of, or third party claims related to, any loss, theft, unauthorized access to, unauthorized use of, or unauthorized acquisition, modification, disclosure, corruption, or other misuse of any Personal Data in Enzon’s or any of its Subsidiaries’ possession.
Section 4.14   No Rights Agreement; Anti-Takeover Provisions.   (a)    Except for the 382 Rights Agreement, neither Enzon nor any of its Subsidiaries is a party to, subject to or otherwise bound by a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.
(b)   No Takeover Laws apply or will apply to Enzon, this Agreement, the Merger, the IEH Support Agreement or the transactions contemplated hereby or thereby.
Section 4.15   Property.   Enzon and its Subsidiaries do not own any real property. Except as would not reasonably be expected to have an Enzon Material Adverse Effect, (a) each lease, sublease, sub-sublease, license and other agreement under which Enzon or any of its Subsidiaries leases, subleases, licenses, uses or occupies, or has the right to use or occupy any real property is a valid and legally binding obligation of Enzon or one of its Subsidiaries that is a party thereto, and, to the Knowledge of Enzon, the other party thereto, and is in full force and effect in accordance with its terms except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception, and (b) neither Enzon nor any of its Subsidiaries has received a written notice of any pending or threatened condemnation of any such owned or leased real property by any Governmental Entity.
Section 4.16   Contracts.   (a) Section 4.16(a) of the Enzon Disclosure Letter sets forth a list as of the date of this Agreement of each Enzon Material Contract. For purposes of this Agreement, “Enzon Material Contract” means any Contract to which either Enzon or any of its Subsidiaries is a party or is otherwise bound, other than any Enzon Benefit Plan, which:
(i)   provides that any of them will not compete with any other Person in a manner that is material to Enzon and its Subsidiaries, taken as a whole;
(ii)   purports to limit in any respect that is material to Enzon and its Subsidiaries, taken as a whole, either the type of business in which Enzon or its Subsidiaries may engage or the manner or locations in which any of them may so engage;
(iii)   requires Enzon or any of its Subsidiaries to deal exclusively with any Person or group of related Persons, includes any “most favored nation” provision, or minimum use or minimum supply agreement, which Contract is material to Enzon and its Subsidiaries, taken as a whole;
(iv)   is a Contract for the lease of real property providing for annual payments of $500,000 or more;
(v)   would be required to be filed by Enzon as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Exchange Act;

(vi)   contains a put, call or similar right pursuant to which Enzon or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person or assets (excluding Intellectual Property);
(vii)   is a Contract pursuant to which Enzon or any of its Subsidiaries has potential material indemnification obligations to any Person, or material outstanding liabilities or obligations (excluding confidentiality obligations), whether or not contingent, in connection with any acquisitions or dispositions (in each case, whether completed by merger, sale or purchase of stock, sale or purchase of assets or otherwise) completed since January 1, 2023;
(viii)   relates to indebtedness for borrowed money owed to a Person other than Enzon or any of its Subsidiaries, excluding, for the avoidance of doubt, ordinary course trade payables and expenses incurred in connection with the transactions contemplated by this Agreement;
(ix)   is a Contract with any Affiliate of Enzon (other than a wholly owned Subsidiary thereof);
(x)   is a material partnership, joint venture, strategic alliance or similar Contract (other than with a wholly owned Subsidiary of Enzon);
(xi)   is a settlement agreement or settlement-related Contract that imposes material financial obligations on Enzon or a Subsidiary after the date hereof; or
(xii)   is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (xi) and that has or would reasonably be expected to, either pursuant to its own terms or the terms of any related Contracts, involve gross payments or receipts in excess of $500,000 in any year.
(b)   A true and complete copy (or, as applicable, a true and complete summary of the material terms) of each Enzon Material Contract, as amended as of the date of this Agreement, has been made available to Viskase prior to the date of this Agreement (other than omissions of immaterial information or economically sensitive terms). Each of the Enzon Material Contracts, and each Contract entered into after the date hereof that would have been an Enzon Material Contract if entered into prior to the date hereof (each a “Enzon Additional Contract”) is (or if entered into after the date hereof, will be) valid and binding on Enzon or its Subsidiaries, as the case may be and, to the Knowledge of Enzon, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have an Enzon Material Adverse Effect. Neither Enzon nor any of its Subsidiaries nor, to the Knowledge of Enzon, any other party is in breach of or in default under any Enzon Material Contract or Enzon Additional Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by Enzon or any of its Subsidiaries, in each case, except for such breaches and defaults as would not reasonably be expected to have an Enzon Material Adverse Effect. As of the date of this Agreement, neither Enzon nor any of its Subsidiaries has received written notice (or to the Knowledge of Enzon, oral notice) alleging a breach of or default under any Enzon Material Contract.
Section 4.17   Insurance.   Except as would not reasonably be expected to have an Enzon Material Adverse Effect, (i) Enzon and its Subsidiaries are covered by valid and currently effective insurance policies with reputable insurers and all premiums payable under such policies have been duly paid to date and (ii) as of the date of this Agreement, none of Enzon or any of its Subsidiaries has received any written notice of default or cancellation of any such policy. All material Insurance Policies maintained by or on behalf of Enzon or any of its Subsidiaries provide adequate coverage for all normal risks incident to the business of Enzon and its Subsidiaries and their respective properties and assets, except for any such failures to maintain Insurance Policies as would not reasonably be expected to have an Enzon Material Adverse Effect. Except as has not had or would not reasonably be expected to have an Enzon Material Adverse Effect, there are no pending Proceedings under the Insurance Policies with respect to Enzon or any of its Subsidiaries as to which the insurers have denied or disputed (in writing) coverage or cancelled any Insurance Policy maintained by or on behalf of Enzon or any of its Subsidiaries, or, to the Knowledge of Enzon, have threatened to deny or dispute coverage or cancel any Insurance Policy maintained by or on behalf of Enzon or any of its Subsidiaries (other than the reservation of rights letters issued in the ordinary course of business). Except as had not or would not be reasonably expected to have an Enzon Material Adverse Effect, Enzon and its Subsidiaries are, and since January 1, 2023, have been, in compliance with their respective Insurance Policies and are not in default under any of the terms thereunder.
Section 4.18   Ownership of Viskase Common Stock.   Since January 1, 2023, neither Enzon nor any of its Subsidiaries beneficially owns or owned, directly or indirectly, any shares of Viskase Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Viskase Common Stock. Other than the IEH Support Agreement, there are no voting trusts or other agreements or understandings to which Enzon or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Viskase or any of its Subsidiaries. For the avoidance of doubt, no securities owned directly by IEH or any of its Affiliates shall be deemed to be beneficially owned by Enzon or any of its Subsidiaries as a result of the IEH Support Agreement or otherwise.
Section 4.19   Opinion of Financial Advisors.   The Enzon Special Committee has received the opinion of A.G.P./Alliance Global Partners to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Exchange Ratio in the Merger pursuant to this Agreement is fair from a financial point of view to Enzon. As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.
Section 4.20   Brokers and Other Advisors.   Except for A.G.P./Alliance Global Partners, the fees and expenses of which are set forth on Section 4.20 of the Enzon Disclosure Letter and will be paid by Enzon, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Enzon or any of its Subsidiaries.
Section 4.21   No Other Representations or Warranties.   Enzon acknowledges and agrees that, except for the representations and warranties made by Viskase in Article III or in any certificates delivered by Viskase in connection with the transactions contemplated by this Agreement, neither Viskase nor any other Person makes any other express or implied representation or warranty with respect to Viskase or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding Viskase and its Subsidiaries, notwithstanding the delivery or disclosure to Enzon or any of its Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing, and Enzon acknowledges the foregoing. In particular, and without limiting the generality of the foregoing, Enzon acknowledges and agrees that neither Viskase nor any other Person makes or has made any express or implied representation or warranty to Enzon or any of its respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to Viskase, any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by Viskase in Article III or in any certificates delivered by Viskase in connection with the transactions contemplated by this Agreement, any oral, written, video, electronic or other information presented to Enzon or any of its Representatives in the course of their due diligence investigation of Viskase, the negotiation of this Agreement or the course of the transactions contemplated by this Agreement. Enzon acknowledges and agrees that, except for the representations and warranties contained in Article III, it is not acting in reliance on any representation or warranty, express or implied, that may have been made by any Person.
ARTICLE V
COVENANTS OF VISKASE
Section 5.1   Conduct of Business Before the Closing Date.   (a) Viskase covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement, as may be required by Law or Order or as otherwise set forth on Section 5.1(a) of the Viskase Disclosure Letter), unless Enzon shall otherwise consent in writing (which shall not be unreasonably withheld, conditioned or delayed), (i) Viskase shall use its commercially reasonable efforts to conduct the businesses of Viskase and its Subsidiaries, in all material respects, in the ordinary course of business, in a manner consistent with past practice and (ii) Viskase shall use its commercially reasonable efforts consistent with the foregoing to preserve substantially intact the business organization of Viskase and its Subsidiaries, to keep available the services of the present executive officers and the key employees of Viskase and its Subsidiaries and to preserve, in all material respects, their respective assets and properties in good repair and condition and the present relationships and goodwill of Viskase and its Subsidiaries with Governmental Entities and persons with which Viskase or any of its Subsidiaries has significant business relations. Without limiting the generality of the foregoing, Viskase shall not and shall not permit any of its Subsidiaries to (except as specifically contemplated by the terms of this Agreement, as may be required by Law or Order or as set forth on Section 5.1(a) of the Viskase Disclosure Letter), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly, do any of the following without the prior written consent of Enzon (which shall not be unreasonably withheld, conditioned or delayed):
(i)   amend, modify, rescind, waive or make any change in (A) any Subsidiary of Viskase’s certificate of incorporation, bylaws or equivalent organization documents that, individually or in the aggregate, would reasonably be expected to prevent, delay or materially impair the ability of Viskase to consummate the Merger or (B) any of the Viskase Organizational Documents;
(ii)   issue, deliver, sell, pledge, grant, transfer, encumber or subject to any Lien any additional shares of capital stock, membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any of its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;
(iii)   redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of Viskase or any of its Subsidiaries or any other securities convertible into or exercisable or exchangeable for, or warrants, options or other rights to acquire, any such shares or other ownership interests, other than in connection with redemptions, purchases or other acquisitions of shares or interests of any wholly owned Subsidiary of Viskase by Viskase or any other wholly owned Subsidiary of Viskase;
(iv)   other than as set forth in Schedule 2.2, declare, set aside or pay any dividends or other distributions in respect of such shares or interests, other than dividends or other distributions by wholly owned Subsidiaries of Viskase paid or payable to Viskase or another wholly owned Subsidiary of Viskase;
(v)   other than as set forth in Schedule 5.1 or other than in the ordinary course of business consistent with past practice, transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon (other than a Permitted Lien) or otherwise dispose of any cash or cash equivalents, properties or assets (including cash or cash equivalents or capital stock of any Subsidiaries of Viskase but excluding Intellectual Property, which is governed by Section 5.1(a)(vi));
(vi)   other than in the ordinary course of business consistent with past practice, transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any material Intellectual Property;
(vii)   other than in the ordinary course of business consistent with past practice, (A) acquire, lease or sublease any material assets or properties (including any equity interests or any real property) or (B) spend or commit to spend any cash or cash equivalents to acquire any assets or other property, whether by merger, consolidation, purchase of property or assets or otherwise;
(viii)   merge with or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate;

(ix)   make any material change in any financial or accounting policy, principle, procedure, method, estimate or practice, except for any such change required by changes in GAAP (or any interpretation thereof) or applicable Law, in each case, occurring after the date of this Agreement;
(x)   (A) make, change or revoke any Tax election that is material to Viskase and its Subsidiaries as a whole, (B) adopt or change any Tax accounting method or change any Tax accounting period, in each case, that is material to Enzon and its Subsidiaries as a whole, (C) file any amended U.S. federal income or other material Tax Return, (D) settle any Proceeding or audit relating to Viskase or any of its Subsidiaries for an amount of Taxes, (E) surrender any right to claim a refund of an amount of Taxes or (F) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law);
(xi)   (A) settle, release, waive, compromise or forgive any claim, action, proceeding, investigation or inquiry, or make any material commitment to a Governmental Entity, other than settlements that result solely in customary confidentiality obligations and monetary obligations of Viskase and its Subsidiaries or (B) waive any material right with respect to any material claim held by Viskase or any of its Subsidiaries other than in the ordinary course of business and consistent with past practice, in each case other than any claim with respect to (1) Taxes, which shall be governed by Section 5.1(a)(x) and (2) Viskase Transaction Litigation, which shall be governed by Section 7.6;
(xii)   incur, assume, endorse, guarantee or otherwise become liable for, or modify in any manner materially adverse to Viskase when considered as a whole the terms of, any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except in the ordinary course of business consistent with past practice;
(xiii)   (A) amend in any material respect, terminate early or fail to use commercially reasonable efforts to renew, or waive, release or assign any material rights, claims or benefits under, any Viskase Material Contract, or (B) enter into any agreement, contract or commitment that would be a Viskase Material Contract if it were in effect on the date of this Agreement, in each case other than in the ordinary course of business consistent with past practice;
(xiv)   fail to maintain in all material respects insurance in the name of Viskase and its Subsidiaries in such amounts and covering such risks as are consistent with past practice, subject to availability of such insurance in the market at commercially reasonable rates consistent with past practice;
(xv)    enter into or amend any material Contract, arrangement or transaction with any Affiliate of Viskase (other than a wholly owned Subsidiary thereof);
(xvi)   other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions to Viskase or any direct or indirect wholly owned Subsidiary of Viskase);
(xvii)   other than in the ordinary course of business consistent with past practice, enter into or amend any agreement, contract or commitment, or take any other action, in each case that would reasonably be expected to prevent or materially delay or materially impair the consummation of the Merger;
(xviii)   adopt or otherwise implement any stockholder rights, “poison-pill” or other comparable agreement;
(xix)   enter into a material new line of business outside of the existing business of Viskase and Viskase’s Subsidiaries, taken as a whole; or
(xx)   commit, resolve or agree to do or authorize any of the foregoing.

(b)   Nothing contained in this Agreement shall give to Enzon, directly or indirectly, rights to control or direct the operations of Viskase or its Subsidiaries prior to the Closing Date. Prior to the Closing Date, Viskase and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.
Section 5.2   Annual and Interim Financial Statements.
(a)   As promptly as practicable after the date of this Agreement (the “Financial Statements Delivery Date”), Viskase shall deliver to Enzon the following financial statements (such financial statements, the “Required Financial Statements”): (i) audited consolidated balance sheet of Viskase and its Subsidiaries as of December 31, 2023 and December 31, 2024, and the related audited consolidated statements of comprehensive loss, cash flows and securityholders equity for the fiscal years ended on such dates, together with all related notes and schedules thereto, accompanied by the reports thereon of Viskase’s independent auditors (which reports shall be unqualified) in each case audited in accordance with the standards of the PCAOB (the “PCAOB Financial Statements”); (ii) all other audited and unaudited financial statements of Viskase and its Subsidiaries and any company or business units acquired by Viskase, as applicable, required under the applicable rules and regulations and guidance of the SEC to be included in the Registration Statement/Consent Solicitation Statement or any Form 8-K required to be filed by Enzon (including pro forma financial information); and (iii) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the Exchange Act (as if Viskase and its Subsidiaries were subject thereto) with respect to the periods described in clauses (i) and (ii) above, as necessary for inclusion in the Registration Statement/Consent Solicitation Statement or any Form 8-K required to be filed by Enzon (including pro forma financial information).
(b)   All Required Financial Statements delivered pursuant to this Section 5.2, together with all related notes and schedules thereto, (i) will be prepared from, and reflect in all material respects, the books and records of Viskase, (ii) will be compliant with U.S. GAAP and prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except (x) that the unaudited Required Financial Statements do not contain footnotes and (y) as may be indicated in the notes to such Required Financial Statements), (iii) will fairly present, in all material respects, the consolidated financial position of Viskase, as of the dates thereof and their results of operations for the periods then ended except that the unaudited interim Required Financial Statements are subject to normal year-end adjustments, that are not expected to be material in amount, and (iv) will be audited in accordance with the standards of the PCAOB. All costs incurred in connection with preparing and obtaining such financial statements shall be expenses of Viskase.
(c)   Viskase shall use commercially reasonable efforts (i) to assist Enzon and its Representatives, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operations of Viskase, in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) and any other such information, including compensation information, in each case that is reasonably required to be included in the Registration Statement, the Consent Solicitation Statement and any other filings to be made by Enzon with the SEC in connection with the transactions contemplated by this Agreement and (ii) to obtain the consents of Viskase’s auditors with respect thereto as may be required by applicable Law.
ARTICLE VI
COVENANTS OF ENZON; ADDITIONAL COVENANTS
Section 6.1   Conduct of Business Before the Closing Date.   (a)    Enzon covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement, as may be required by Law or Order or as otherwise set forth on Section 6.1(a) of the Enzon Disclosure Letter), unless Viskase shall otherwise consent in writing (which shall not be unreasonably withheld, conditioned or delayed), (i) Enzon shall use its commercially reasonable efforts to conduct the businesses of Enzon and its Subsidiaries, in all material respects, in the ordinary course of business, in a manner consistent with past practice and (ii) Enzon shall use its commercially reasonable efforts consistent with the foregoing to preserve substantially intact the business organization of Enzon and its Subsidiaries, to keep available the services of the present executive officers and the key employees of Enzon and its Subsidiaries and to preserve, in all material respects, their respective assets and properties in good repair and condition and the present relationships and goodwill of Enzon and its Subsidiaries with Governmental Entities and persons with which Enzon or any of its Subsidiaries has significant business relations. Without limiting the generality of the foregoing, Enzon shall not and shall not permit any of its Subsidiaries to (except as specifically contemplated by the terms of this Agreement, as may be required by Law or Order or as set forth on Section 6.1(a)) of the Enzon Disclosure Letter), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly, do any of the following without the prior written consent of Viskase (which shall not be unreasonably withheld, conditioned or delayed):
(i)   except as reasonably necessary to implement the Proposed Enzon Action, make any change in any of the Enzon Organizational Documents;
(ii)   issue, deliver, sell, pledge, grant, transfer, encumber or subject to any Lien any additional shares of capital stock, membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any of its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;
(iii)   redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of Enzon or any of its Subsidiaries or any other securities convertible into or exercisable or exchangeable for, or warrants, options or other rights to acquire, any such shares or other ownership interests, other than in connection with redemptions, purchases or other acquisitions of shares or interests of any wholly owned Subsidiary of Enzon by Enzon or any other wholly owned Subsidiary of Enzon;
(iv)   set aside or pay any dividends or other distributions in respect of such shares or interests (including any dividends or other distributions in respect of the Enzon Series C Preferred Stock; provided that, for the avoidance of doubt, dividends will continue to accrue pursuant to the terms of such Enzon Series C Preferred Stock), other than dividends or other distributions by wholly owned Subsidiaries of Enzon paid or payable to Enzon or another wholly owned Subsidiary of Enzon;
(v)   other than in the ordinary course of business consistent with past practice and expenses incurred in connection with this Agreement and the transactions contemplated hereby, transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon (other than a Permitted Lien) or otherwise dispose of any cash or cash equivalents, properties or assets (including cash or cash equivalents or capital stock of any Subsidiaries of Enzon but excluding Intellectual Property, which is governed by Section 6.1(a)(vi));
(vi)   other than in the ordinary course of business consistent with past practice, transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any material Intellectual Property;
(vii)   other than in the ordinary course of business consistent with past practice, (A) acquire, lease or sublease any material assets or properties (including any equity interests or any real property) or (B) spend or commit to spend any cash or cash equivalents to acquire any assets or other property, whether by merger, consolidation, purchase of property or assets or otherwise;
(viii)   merge with or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate;

(ix)   (A) increase the compensation or benefits payable or to become payable under any Enzon Benefit Plan or otherwise to any employees, officers, director, or independent contractors (who are individuals, including individuals providing their services through a personal services entity) of Enzon or any of its Subsidiaries, (B) establish, adopt, enter into, or amend any Enzon Benefit Plan, or any benefit plan, arrangement, program, policy, commitment, or other arrangement that would be an Enzon Benefit Plan if it were in existence on the date hereof, or any Collective Bargaining Agreement, (C) grant any awards under any bonus, incentive, performance, or other compensation plan or arrangements, (D) take any action to accelerate the vesting or payment of, or establish or provide any funding for any rabbi trust or similar arrangement for, any compensation or benefits under any Enzon Benefit Plan (including any equity or equity-based awards), (E) grant or provide any change-in-control, retention, severance, or termination compensation or benefits, (F) hire or terminate (other than for “cause”) any employee, officer, director, or independent contractor (who is an individual, including an individual providing services through a personal services entity), or (G) increase the compensation of any of its, or any of its Affiliates’, officers, directors, managers, partners, or employees, or pay or agree to pay any bonus or similar payment to any of the foregoing other than in the ordinary course of business consistent with past practice;
(x)   make any material change in any financial or accounting policy, principle, procedure, method, estimate or practice, except for any such change required by changes in GAAP (or any interpretation thereof) or applicable Law, in each case, occurring after the date of this Agreement;
(xi)   (A) make, change or revoke any Tax election that is material to Enzon and its Subsidiaries as a whole, (B) adopt or change any Tax accounting method or change any Tax accounting period, in each case, that is material to Enzon and its Subsidiaries as a whole, (C) file any amended U.S. federal income or other material Tax Return, (D) settle any Proceeding or audit relating to Enzon or any of its Subsidiaries for an amount of Taxes, (E) surrender any right to claim a refund of an amount of Taxes or (F) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law);
(xii)   (A) settle, release, waive, compromise or forgive any claim, action, proceeding, investigation or inquiry, or make any material commitment to a Governmental Entity, other than settlements that result solely in customary confidentiality obligations and monetary obligations of Enzon and its Subsidiaries or (B) waive any material right with respect to any material claim held by Enzon or any of its Subsidiaries other than in the ordinary course of business and consistent with past practice, in each case other than any claim with respect to (1) Taxes, which shall be governed by Section 6.1(a)(xi) and (2) Enzon Transaction Litigation, which shall be governed by Section 7.6;
(xiii)   incur, assume, endorse, guarantee or otherwise become liable for, or modify the terms of, any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except in the ordinary course of business consistent with past practice;
(xiv)   (A) amend in any material respect, terminate early or fail to use commercially reasonable efforts to renew, or waive, release or assign any material rights, claims or benefits under, any Enzon Material Contract, or (B) enter into any agreement, contract or commitment that would be an Enzon Material Contract if it were in effect on the date of this Agreement, in each case other than in the ordinary course of business consistent with past practice;
(xv)   fail to maintain in all material respects insurance in the name of Enzon and its Subsidiaries in such amounts and covering such risks as are consistent with past practice, subject to availability of such insurance in the market at commercially reasonable rates consistent with past practice;
(xvi)   other than in the ordinary course of business consistent with past practice, enter into or amend any agreement, contract or commitment, or take any other action, that would reasonably be expected to prevent or materially delay or materially impair the consummation of the Merger;

(xvii)   enter into or amend any material Contract, arrangement or transaction with any Affiliate of Enzon (other than a wholly owned Subsidiary thereof);
(xviii)   other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions to Enzon or any direct or indirect wholly owned Subsidiary of Enzon);
(xix)   adopt or otherwise implement any stockholder rights, “poison-pill” or other comparable agreement;
(xx)   enter into a material new line of business outside of the existing business of Enzon and Enzon’s Subsidiaries, taken as a whole;
(xxi)   accelerate the collection of accounts receivable or delay the payment of accounts payable or accrued expenses, in each case, other than in the ordinary course of business consistent with past practice; or
(xxii)   commit, resolve or agree to do or authorize any of the foregoing.
(b)   Nothing contained in this Agreement shall give to Viskase, directly or indirectly, rights to control or direct the operations of Enzon or its Subsidiaries prior to the Closing Date. Prior to the Closing Date, Enzon and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.
Section 6.2   Resignations.   Upon the written request of Viskase, Enzon shall use its commercially reasonable efforts to cause each person identified by Viskase who is in office as a director or officer of Enzon or any of its Subsidiaries to deliver a letter of resignation to the Board of Directors of Enzon, at or prior to the Effective Time, effective as of the Effective Time, resigning from all such positions at Enzon and each of its respective Subsidiaries.
Section 6.3   D&O Insurance and Indemnification.   (a) For six years from and after the Effective Time, Enzon shall, and shall cause the Surviving Company to, indemnify and hold harmless all past and present directors, officers and managers of Enzon and its Subsidiaries and Viskase and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs (including reasonable attorneys’ fees) and expenses (including advancing costs (including reasonable attorneys’ fees) and expenses and applicable retention amounts under applicable insurance policies) prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law, the Enzon Organizational Documents or the Viskase Organizational Documents, as applicable, and any indemnification agreements with any Indemnified Party set forth in Section 6.3(a) of the Enzon Disclosure Letter, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding, whether civil, criminal, administrative or investigative process, in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger), whether asserted or claimed prior to, at or after the Effective Time, by reason of the fact of such Indemnified Party’s serving or having served as an officer, director or manager of Enzon or any of its Subsidiaries or Viskase or any of its Subsidiaries. The parties hereto agree that the foregoing rights to indemnification and advancement shall also apply with respect to any action to enforce this provision and that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or bylaws (or comparable organizational documents) or in any indemnification agreement in existence on the date of this Agreement and provided to Enzon or Viskase, as applicable, prior to the date of this Agreement shall survive the Merger and shall continue in full force and effect in accordance with the terms thereof. Notwithstanding anything in this Section 6.3 to the contrary, if any Indemnified Party notifies Enzon or the Surviving Company on or prior to the sixth (6th) anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification or advancement of expenses pursuant to this Section 6.3, the provisions of this Section 6.3 that require Enzon and the Surviving Company to indemnify and advance expenses shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.
(b)   For six years after the Effective Time, Enzon and the Surviving Company shall cause to be maintained in effect the provisions in (i) the Enzon Organizational Documents, (ii) any indemnification agreement of Enzon or a Subsidiary of Enzon with any Indemnified Party set forth in Section 6.3(b) of the Enzon Disclosure Letter, and (iii) the Viskase Organizational Documents, except to the extent that such agreement provides for an earlier termination, in each case, regarding elimination of liability, indemnification of officers, directors and managers and advancement of expenses that are in existence on the date hereof, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger). The obligations under this Section 6.3 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party without the prior written consent of such affected Indemnified Party and any of such Person’s heirs, executors, administrators Representatives.
(c)   At or prior to the Effective Time, Viskase (or, at Enzon’s election, Enzon) shall purchase a six-year prepaid “tail” policy for the benefit of Enzon’s officers and directors prior to the transactions contemplated by this Agreement, which Enzon and the Surviving Company shall maintain in effect for the duration of such policy, on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Enzon and its Subsidiaries with respect to matters arising at or prior to the Effective Time; provided, however, that Viskase shall not commit or spend on such “tail” policy, in the aggregate, more than 300% of the last aggregate annual premium paid by Enzon prior to the date hereof for Enzon’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”), and if the cost of such “tail” policy would otherwise exceed the Base Amount, Viskase shall be permitted to purchase as much coverage as reasonably practicable for the Base Amount.
(d)   In the event Enzon, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Enzon or the Surviving Company shall assume the obligations set forth in this Section 6.3. The rights and obligations under this Section 6.3 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The parties hereto acknowledge and agree that the Indemnified Parties shall be third party beneficiaries of this Section 6.3, each of whom may enforce the provisions thereof.
ARTICLE VII
ADDITIONAL COVENANTS OF THE PARTIES
Section 7.1   Registration Statement/Consent Solicitation Statement.
(a)   As promptly as reasonably practicable after the execution of this Agreement, (i) Enzon (with Viskase’s reasonable cooperation) shall prepare and file with the SEC a registration statement on Form S-4 (the “Registration Statement”) in connection with the registration under the Securities Act of the Enzon Common Stock to be issued in connection with the Merger, which Registration Statement will also contain a consent solicitation statement with respect to the solicitation of written consents from the stockholders of Enzon in connection with the Enzon Stockholder Approval (as amended, the “Consent Solicitation Statement” and, together with the Registration Statement, the “Registration Statement/Consent Solicitation Statement”). Enzon shall use its commercially reasonable efforts to (A) cause the Registration Statement/Consent Solicitation Statement to comply with the applicable rules and regulations promulgated by the SEC, (B) have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Registration Statement, take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of Enzon Common Stock in the Merger and (C) keep the Registration Statement effective through the Closing Date in order to permit the consummation of the Merger. Viskase shall furnish all information as may be reasonably requested by Enzon in connection with any such action and the preparation, filing and distribution of the Registration Statement/Consent Solicitation Statement. As promptly as practicable (and in no event, no more than five (5) Business Days) after the Registration Statement shall have become effective, Enzon shall use commercially reasonable efforts to cause the Consent Solicitation Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Registration Statement/Consent Solicitation Statement will be made by Enzon without providing Viskase with a reasonable opportunity to review and comment (which comments shall be considered by Enzon in good faith) thereon if reasonably practicable. If, at any time prior to the Effective Time, any information relating to Enzon or Viskase or any of their respective Affiliates, directors or officers, should be discovered by Enzon or Viskase which should be set forth in an amendment or supplement to the Registration Statement/Consent Solicitation Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Enzon. Subject to applicable Law, Enzon shall notify Viskase promptly of the time when the Registration Statement has become effective, of the issuance of any stop order or suspension of the qualification of the Enzon Common Stock issuable in the Merger for offering or sale in any jurisdiction (in which case the parties hereto shall use their respective commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated), or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Registration Statement/Consent Solicitation Statement or for additional information and shall supply each other with copies of all correspondence between either party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Registration Statement/Consent Solicitation Statement or the Merger.
(b)   Enzon shall (i) seek the Enzon Stockholder Approval via written consent and (ii) take such other actions as may be necessary under applicable Law or as may be required by an applicable Order in connection with obtaining the Enzon Stockholder Approval via written consent, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act.
(c)   Neither Viskase nor Enzon shall call or convene any meeting of its stockholders in connection with the Viskase Stockholder Approval or the Enzon Stockholder Approval, respectively. The Consent Solicitation Statement shall include the Enzon Special Committee Recommendation and the Enzon Recommendation, except to the extent there has been an Enzon Adverse Recommendation Change permitted by Section 7.5 (in the case of the Enzon Special Committee Recommendation or the Enzon Recommendation). The only corporate actions to be set forth in the Consent Solicitation Statement will be (i) the adoption of this Agreement, (ii) the approval of the Proposed Enzon Action by the holders of Enzon Common Stock and (iii) any other matters contemplated by this Agreement that may be required to be approved by holders of Enzon Common Stock under applicable Law or as may be required by an applicable Order.
(d)   Immediately after the execution of this Agreement, in lieu of calling a meeting of the stockholders of Viskase, Viskase shall submit to, and seek and obtain, by no later than twenty-four (24) hours after the execution of this Agreement, the Viskase Stockholder Approval (the “Written Consent Delivery Time”). Upon receipt of the executed Viskase Stockholder Approval, Viskase shall provide to Enzon promptly (and in any event by the Written Consent Delivery Time) a copy of such Viskase Stockholder Approval. In connection with the Viskase Stockholder Approval, Viskase shall take all actions necessary or advisable to comply, and shall comply in all respects, with Section 228 and Section 262 of the DGCL and the Viskase Organizational Documents. Enzon shall furnish all information as may be reasonably requested by Viskase in connection with any such action and the preparation and distribution of the Viskase Stockholder Approval.
Section 7.2   Access to Information.   Upon reasonable notice, each of Enzon and Viskase shall (and shall cause their respective Subsidiaries to) afford the other party and its Representatives reasonable access during normal business hours, during the period prior to the Effective Time, to all its officers, employees, properties, offices and other facilities and to all books and records, including financial statements, other financial data and monthly financial statements within the time such statements are customarily prepared, and, during such period, each of Enzon and Viskase shall (and shall cause their respective Subsidiaries to) furnish promptly to the other party and its Representatives, consistent with their respective legal obligations, all other information concerning its business, properties and personnel as such Person may reasonably request; provided, however, that each may restrict the foregoing access to the other to the extent that, in such party’s reasonable judgment, (a) providing such access would result in the waiver of any attorney-client privilege (provided that the withholding party shall use commercially reasonable efforts to allow for such access to the maximum extent that does not result in a waiver of attorney-client privilege), (b) any Law or Order of any Governmental Entity applicable to Enzon or Viskase, as applicable, requires such party or its Subsidiaries to preclude the other party and its Representatives from gaining access to any properties or information or (c) such access relates to documents or other information regarding the negotiation of this Agreement and the transactions contemplated hereby. Each party will hold any such information that is non-public in confidence to the extent required by, and in accordance with, the provisions of that certain agreement, dated January 3, 2025 (the “Confidentiality Agreement”), between Viskase and Enzon.
Section 7.3   Efforts.   Upon the terms and subject to the conditions set forth in this Agreement, each party hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, as soon as possible following the date hereof, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts in (a) causing each of the conditions to the Merger set forth in Article VIII to be satisfied as promptly as practicable after the date of this Agreement, (b) the obtaining of all necessary actions, non-actions, waivers, consents and approvals from Governmental Entities, including the HSR approval contemplated by Section 7.4 (the “Required Consents”) prior to the Effective Time, and the making of all necessary registrations and filings and the taking of all steps as may be reasonably necessary to obtain a Required Consent from, or to avoid an action or proceeding by, any Governmental Entity, (c) the obtaining of all required consents, approvals or waivers from third parties, (d) the contesting and defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (e) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement, (f) no later than two (2) Business Days prior to the Closing, providing reasonably detailed documentation calculating Enzon’s Cash on Hand as of the Closing, and (g) refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Merger.
Section 7.4   HSR Act Filing.
(a)   As promptly as reasonably practicable after the date of this Agreement (but in no event later than fifteen (15) Business Days after the date of this Agreement), each of Enzon and Viskase shall, or shall cause their ultimate parent entity as that term is defined in the HSR Act and its implementing regulations to, file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) a pre-merger notification in accordance with the HSR Act with respect to the Merger pursuant to this Agreement and to obtain from any Governmental Entity any consents, licenses, permits, waivers, clearances, approvals, authorizations, or waiting period expirations required to be obtained or made by Viskase, Enzon or Merger Sub under any foreign or other antitrust or related Law governing competition or prohibiting, restricting or regulating actions with the purpose or effect of monopolization, restraint of trade, or lessening of competition (collectively with the HSR Act, “Antitrust Laws”). Each of Enzon and Viskase shall promptly make an appropriate response to any request by the FTC, the Antitrust Division and any other requesting Governmental Entity pursuant to the HSR Act or any other Antitrust Law in connection with the transactions contemplated by this Agreement. Enzon and Viskase shall cooperate fully with each other in connection with the making of all such filings or responses. In addition, except as may be prohibited by any Governmental Entity or by any applicable Law, each party hereto will reasonably consult with the other party in advance of participating in or attending any meeting or conference or engaging in any material communication, with any Governmental Entity or any official, Representative or staff thereof or such other person in respect of the transactions contemplated by this Agreement and give the other party a reasonable opportunity to attend and participate therein, and in the event one party is prohibited or unable to participate, attend or engage in any such meeting, conference or material written communication, keep such party apprised with respect thereto.
(b)   Subject to applicable confidentiality restrictions or restrictions required by Law, Enzon and Viskase will notify the other promptly upon the receipt of (i) any material comments, questions, or requests for information or documents from any Governmental Entity in connection with any filings made pursuant to Section 7.4(a) or the transactions contemplated by this Agreement and (ii) any material request by any Governmental Entity for amendments or supplements to any filings made pursuant to any Laws relating to an investigation of the transactions contemplated by this Agreement and shall keep each other reasonably apprised of the status of the matters addressed in this Section 7.4. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to this Section 7.4, or whenever a Governmental Entity requests material information or documents related to the transactions contemplated by this Agreement, each party hereto will promptly inform the other of such occurrence or request and cooperate in filing or producing promptly with the applicable Governmental Entity such amendment, supplement, information or documents. Without limiting the generality of the foregoing, each party hereto shall provide to the other (or the other’s respective advisors) copies of all material correspondence between such party and any Governmental Entity relating to the transactions contemplated by this Agreement. The parties hereto may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 7.4 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. In addition, to the extent reasonably practicable, all material discussions, telephone calls, and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include Representatives of both Enzon and Viskase. Subject to applicable Law, the parties hereto will reasonably consult in advance and cooperate with each other, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted to any Governmental Entity regarding the transactions contemplated by this Agreement by or on behalf of any party hereto.
(c)   If any Proceeding is instituted (or threatened to be instituted) challenging the transactions contemplated by this Agreement as violative of any Antitrust Law, each of Enzon and Viskase will use its commercially reasonable efforts to (i) avoid the entry of any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing on or before the Termination Date; and (ii) avoid or eliminate each and every impediment under any Antitrust Law so as to enable the Closing to occur as soon as possible (and in any event no later than the Termination Date, subject to the other terms and conditions in this Agreement); provided, however, that neither of Enzon or Viskase (x) shall be required to litigate or defend any action by a Governmental Entity to restrain the transactions contemplated by this Agreement, (y) shall be required to propose or agree to any divestiture, sale, licensing, or disposition of businesses, product lines, equity holdings, technology, intellectual properties, or other assets of Viskase, Enzon, or their respective Subsidiaries, or (z) shall be required to agree to any action after the Closing that would limit Viskase’s or Enzon’s freedom of action with respect to, or its or their ability to operate and/or retain, one or more of the businesses, product lines, equity interests, technology, intellectual property, or other assets of Viskase, Enzon, or their respective Subsidiaries.
(d)   During the period beginning on the date hereof through the date on which the condition set forth in Section 8.1(g) is satisfied or waived (or through the date of a termination of this Agreement in accordance with its terms), each of Viskase, Enzon and Merger Sub shall not, and shall cause their controlled Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation could reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period under any Antitrust Law; (ii) materially increase the risk of any Governmental Entity seeking or entering an Order prohibiting the consummation of the transactions contemplated by this Agreement; or (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise.
(e)   Viskase shall develop and control the strategy for obtaining any Required Consent or approval under any Antitrust Law, including by determining the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, proposals, filings, agreements or other documents made or submitted by or on behalf of either party in connection with the obtaining of any Required Consents or approval under any Antitrust Law; provided that Viskase shall consult in advance with, and consider in good faith the views of, Enzon in executing all decisions and responsibilities related to all matters described in this sentence (including in connection with the overall strategy and timing, strategies and decisions that are reasonably likely to result in the extension of any waiting period under the HSR Act (including by withdrawing its filing under the HSR Act) or any other applicable Laws or entering into any agreement with any Governmental Entity or Person to delay, or otherwise not to consummate as soon as practicable, the transactions contemplated hereby). Enzon shall provide such reasonable cooperation in obtaining the Required Consents and approval under any Antitrust Laws as is requested in writing by Viskase.
Section 7.5   No Solicitation by Enzon.
(a)   Enzon agrees that from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, except as expressly permitted by this Section 7.5, Enzon shall not, and shall cause its Subsidiaries not to, and shall instruct (and cause) its and its Subsidiaries’ respective Representatives not to, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Enzon Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with an actual or potential Enzon Acquisition Proposal or (C) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement constituting an Enzon Acquisition Proposal. Enzon shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Enzon Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to lead to an Enzon Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished to any Person in connection with a potential Enzon Acquisition Proposal and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives. Without limiting the foregoing, it is agreed that the taking of any action restricted by this Section 7.5(a) by any Representative of Enzon or its Subsidiaries shall constitute a breach of this Section 7.5(a) by Enzon.
(b)   Notwithstanding anything contained in Section 7.5(a) or any other provision of this Agreement to the contrary, if at any time prior to obtaining the Enzon Stockholder Approval, Enzon or any of its Representatives receives an Enzon Acquisition Proposal, which Enzon Acquisition Proposal did not result from any breach of this Section 7.5, and the Board of Directors of Enzon (acting on the recommendation of the Enzon Special Committee) or the Enzon Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Enzon Acquisition Proposal constitutes or is reasonably likely to lead to an Enzon Superior Proposal, then

Enzon and its Representatives (acting at the direction of the Enzon Special Committee) may (i) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Enzon Acquisition Proposal and furnish pursuant to such Acceptable Confidentiality Agreement information (including non-public information) with respect to Enzon and its Subsidiaries to the Person or group of Persons who has made such Enzon Acquisition Proposal; provided that Enzon shall promptly provide to Viskase any material non-public information concerning Enzon or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Viskase or its Representatives and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Enzon Acquisition Proposal and otherwise facilitate such Enzon Acquisition Proposal or assist such Person (and its Representatives) with such Enzon Acquisition Proposal (in each case, if requested by such Person).
(c)   Enzon shall notify Viskase within two (2) Business Days of receipt of an Enzon Acquisition Proposal in the event that Enzon or any of its Subsidiaries or its or their respective Representatives receives an Enzon Acquisition Proposal and, subject to applicable Law (including with respect to fiduciary duties), shall disclose to Viskase the material terms and conditions of any such Enzon Acquisition Proposal (including the consideration offered therein), and the identity of the Person or group of Persons making such Enzon Acquisition Proposal, and Enzon shall, upon the request of Viskase, keep Viskase reasonably informed of any material developments with respect to any such Enzon Acquisition Proposal (including any material changes thereto). Enzon shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or similar agreement with any Person that prohibits Enzon from providing to Viskase any of the information required to be provided to Viskase under this Section 7.5 within the time periods contemplated hereby.
(d)   Neither the Board of Directors of Enzon (acting upon the recommendation of the Enzon Special Committee) nor the Enzon Special Committee shall (i)(A) withhold or withdraw (or modify in a manner adverse to Viskase), or publicly propose to withhold or withdraw (or modify in a manner adverse to Viskase), the Enzon Recommendation or the Enzon Special Committee Recommendation (as applicable), (B) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Enzon Acquisition Proposal, (C) fail to include the Enzon Recommendation or the Enzon Special Committee Recommendation in the Consent Solicitation Statement, (D) make any public recommendation in connection with a tender offer or exchange offer that is subject to Regulation 14D under the Exchange Act other than a recommendation in a Solicitation/Recommendation Statement on Schedule 14D-9 against such tender offer or exchange offer or (E) if an Enzon Acquisition Proposal (other than an Enzon Acquisition Proposal subject to Regulation 14D) shall have been publicly announced or disclosed, fail to reaffirm the Enzon Recommendation or the Enzon Special Committee Recommendation on or prior to the tenth Business Day after Viskase requests such reaffirmation (any action described in this clause (i) being referred to as a “Enzon Adverse Recommendation Change”, it being understood that (A) neither the delivery of a notice by Enzon described in this Section 7.5(d) nor any public announcement thereof shall constitute an Enzon Adverse Recommendation Change and (B) the Board of Directors of Enzon (acting upon the recommendation of the Enzon Special Committee) or the Enzon Special Committee may make or cause Enzon to make a customary “stop, look and listen” communication and may elect to take no position with respect to an Enzon Acquisition Proposal until the close of business on the tenth (10th) Business Day after the commencement of such Enzon Acquisition Proposal pursuant to Rule 14e-2 under the Exchange Act without such action being considered an Enzon Adverse Recommendation Change) or (ii) execute or enter into (or cause or permit Enzon or any of its Subsidiaries to execute or enter into) any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement constituting an Enzon Acquisition Proposal, other than any Acceptable Confidentiality Agreement. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to the time Enzon Stockholder Approval is obtained, but not after, each of the Board of Directors of Enzon (acting on the recommendation of the Enzon Special Committee) and the Enzon Special Committee (I) may make an Enzon Adverse Recommendation Change or (II) solely in the case of the following clause (y), terminate this Agreement in accordance with Section 9.1(e) in order to enter into a definitive agreement providing for an Enzon Superior Proposal (an “Enzon Superior Proposal Termination”) if (x) in the case of an Enzon Adverse Recommendation Change to be made in response to an Enzon Intervening Event, the Board of Directors of Enzon

(acting on the recommendation of the Enzon Special Committee) or the Enzon Special Committee has determined in good faith, after consultation with its outside legal counsel, that the failure to take such action in response to such Enzon Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (y) if in the case of an Enzon Adverse Recommendation Change or Enzon Superior Proposal Termination to be made in response to an Enzon Acquisition Proposal, the Board of Directors of Enzon (acting on the recommendation of the Enzon Special Committee) or the Enzon Special Committee has determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Enzon Acquisition Proposal constitutes an Enzon Superior Proposal; provided, however, that the Board of Directors of Enzon (acting on the recommendation of the Enzon Special Committee) and the Enzon Special Committee shall not, and shall cause Enzon not to, make an Enzon Adverse Recommendation Change or Enzon Superior Proposal Termination unless (1) Enzon has given Viskase at least five (5) Business Days’ prior written notice of its intention to take such action (which notice shall (A) in the case of an Enzon Adverse Recommendation Change to be made in response to an Enzon Intervening Event, specify the circumstances related to such Enzon Intervening Event in reasonable detail or (B) in the case of an Enzon Adverse Recommendation Change or Enzon Superior Proposal Termination to be made in response to an Enzon Superior Proposal, specify the identity of the party making such Enzon Superior Proposal and the material terms thereof and attach the agreement and all material related documentation providing for such Enzon Superior Proposal), (2) Enzon has negotiated, and has caused its Representatives to negotiate, in good faith with Viskase during such notice period, to the extent Viskase wishes to negotiate to enable Viskase to propose in writing a binding offer to effect revisions to the terms of this Agreement such that (A) in the case of an Enzon Adverse Recommendation Change to be made in response to an Enzon Intervening Event, it would obviate any need to make such Enzon Adverse Recommendation Change or (B) in the case of any Enzon Adverse Recommendation Change or Enzon Superior Proposal Termination to be made in response to an Enzon Superior Proposal, it would cause such Enzon Superior Proposal to no longer constitute an Enzon Superior Proposal, (3) following the end of such notice period, the Board of Directors of Enzon (acting on the recommendation of the Enzon Special Committee) or the Enzon Special Committee shall have considered in good faith any such binding offer from Viskase, and shall have determined that (A) in the case of an Enzon Adverse Recommendation Change to be made in response to an Enzon Intervening Event, the failure to make an Enzon Adverse Recommendation Change in response to such Enzon Intervening Event would continue to reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law or (B) in the case of an Enzon Adverse Recommendation Change or Enzon Superior Proposal Termination to be made in response to an Enzon Superior Proposal, the Enzon Superior Proposal would continue to constitute an Enzon Superior Proposal, in each case if the revisions proposed in such binding offer were to be given effect and (4) in the event of any material development with respect to an Enzon Intervening Event or any material change to the material terms of such Enzon Superior Proposal, as applicable, Enzon shall, in each case, have delivered to Viskase an additional notice consistent with that described in clause (1) above, the notice period shall have recommenced, and Enzon shall have complied with clauses (2) and (3) above during such notice period. Except in connection with an Enzon Superior Proposal Termination, nothing in this Section 7.5(d) shall be deemed to modify or otherwise affect the obligation of Enzon to submit this Agreement to Enzon’s stockholders and to seek the Enzon Stockholder Approval in accordance with Section 7.1(b).
(e)   Nothing in this Section 7.5 or elsewhere in this Agreement shall prohibit the Board of Directors of Enzon (acting upon the recommendation of the Enzon Special Committee) or the Enzon Special Committee from (i) taking and disclosing to the stockholders of Enzon a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of Enzon that is required by applicable Law or stock exchange rule. In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by Enzon, solely if and to the extent required by Law in the opinion of Enzon’s legal counsel, that describes Enzon’s receipt of an Enzon Acquisition Proposal, the identity of the Person making such Enzon Acquisition Proposal, the material terms of such Enzon Acquisition Proposal and the operation of this Agreement with respect thereto will not, in and of itself, be deemed to be (i) a withholding, withdrawal, amendment, or modification, or proposal by the Board of Directors of Enzon or the Enzon Special Committee to withhold, withdraw, amend or modify, the Enzon Recommendation or the Enzon Special Committee Recommendation (as applicable); (ii) an adoption, approval or recommendation with respect to such Enzon Acquisition Proposal; or (iii) an Enzon Adverse Recommendation Change, in each case, so long as the Board of Directors of Enzon or the Enzon Special Committee expressly reaffirms the Enzon Recommendation and the Enzon Special Committee Recommendation in such public statement.
Section 7.6   Stockholder Litigation.   Prior to the Effective Time or the valid termination of this Agreement, Viskase shall provide Enzon with prompt notice of any stockholder litigation or claim against Viskase and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement (“Viskase Transaction Litigation”) (including by providing copies of all pleadings with respect thereto). Prior to the Effective Time or the valid termination of this Agreement, Enzon shall provide Viskase with prompt notice of any stockholder litigation or claim against Enzon and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement (“Enzon Transaction Litigation”) (including by providing copies of all pleadings with respect thereto). Viskase shall control the defense, settlement or prosecution of any Viskase Transaction Litigation, and Viskase shall consult with Enzon with respect to the defense, settlement and prosecution of any Viskase Transaction Litigation and shall consider in good faith Enzon’s advice with respect to such Viskase Transaction Litigation. Viskase may not compromise, settle or come to an arrangement regarding, or offer or agree to compromise, settle or come to an arrangement regarding, any Viskase Transaction Litigation without the prior written consent of Enzon (which consent shall not be unreasonably withheld, conditioned or delayed). Enzon shall control the defense, settlement or prosecution of any Enzon Transaction Litigation, and Enzon shall consult with Viskase with respect to the defense, settlement and prosecution of any Enzon Transaction Litigation and shall consider in good faith Viskase’s advice with respect to such Enzon Transaction Litigation. Enzon may not compromise, settle or come to an arrangement regarding, or offer or agree to compromise, settle or come to an arrangement regarding, any Enzon Transaction Litigation without the prior written consent of Viskase (which consent shall not be unreasonably withheld, conditioned or delayed); provided that nothing herein shall limit the ability of the Board of Directors of Enzon or any directors thereof to compromise, settle or come to an arrangement regarding, or offer or agree to compromise, settle or come to an arrangement regarding, any Enzon Transaction Litigation so long as such settlement is consummated following the Effective Time and such settlement includes a full dismissal of, and release from, any and all actions and claims from the applicable plaintiffs against any directors and officers of Enzon prior to the Merger relating to the transactions contemplated by this Agreement, including the Merger; provided, further, that any such compromise, settlement or arrangement of Enzon Transaction Litigation that adversely affects any officer or director of Enzon in office prior to the Effective Time shall require the consent of such affected officer or director. The parties hereto acknowledge and agree that each officer or director of Enzon in office prior to the Effective Time shall be third party beneficiaries of this Section 7.6, each of whom may enforce the provisions of the immediately preceding sentence.
Section 7.7   Public Announcements.   Except with respect to any communications relating to an Enzon Adverse Recommendation Change made in accordance with this Agreement, each of Viskase and Enzon agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by either party without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by Law or the rules or regulations of any applicable United States securities exchange or interdealer quotation service, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party; provided that the foregoing shall not apply to any public release or announcement so long as the statements contained therein concerning the transactions contemplated hereby are substantially similar to previous releases or announcements made by the applicable party with respect to which such party has complied with the provisions of this sentence.
Section 7.8   Section 16 Matters.   Prior to the Effective Time, Enzon shall take all such steps as may be required to cause any dispositions of Viskase Common Stock (including derivative securities with respect to Viskase Common Stock) or acquisitions of Enzon Common Stock (including derivative securities with respect to Enzon Common Stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Viskase or will become subject to such reporting requirements with respect to Enzon, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.
Section 7.9   Tax Matters.   (a)    The parties intend that the Merger and conversion of Viskase into a limited liability company undertaken as part of this Agreement together will qualify for the Intended Tax Treatment. Each of Enzon and Viskase will (and will cause its Subsidiaries, officers and employees to) use its reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, and will not take or knowingly fail to take any action (and will cause its Subsidiaries, officers and employees not to take or knowingly fail to take any action) that could reasonably be expected to impede or prevent the Merger and conversion of Viskase into a limited liability company undertaken as part of this Agreement together from qualifying for the Intended Tax Treatment.
(b)   Each of Enzon and Viskase shall promptly notify the other party to this Agreement if it becomes aware of any non-public fact or circumstance that would reasonably be likely to prevent or impede the Merger and conversion of Viskase into a limited liability company undertaken as part of this Agreement together from qualifying for the Intended Tax Treatment.
Section 7.10   Enzon Series C Preferred Stock.   Enzon shall use commercially reasonable efforts to consummate the IEH Share Exchange in accordance with the terms of the IEH Support Agreement. Enzon shall, no less than twenty-five (25) Business Days prior to the anticipated Closing Date, commence an exchange offer pursuant to which Enzon shall offer to each holder of Enzon Series C Preferred Stock to exchange a number of shares of Enzon Common Stock for each share of Enzon Series C Preferred Stock equal to (i) the aggregate Liquidation Preference of each share of Enzon Series C Preferred Stock divided by (B) the Enzon 20-Day VWAP (as defined in the IEH Support Agreement) (the “Series C Exchange Offer”). The consummation of the Series C Exchange Offer shall be conditioned only upon the prior satisfaction or waiver of the conditions set forth in Article VIII hereof (excluding those portions of any condition set forth in Article VIII that (i) reference the Series C Exchange Offer or (ii) cannot be satisfied prior to (A) the Closing or (B) the consummation of the Series C Exchange Offer) and the intent of the parties hereto to effectuate the Closing in accordance with the terms hereof. Enzon shall comply with applicable Law, including the Exchange Act, in commencing, performing and consummating the Series C Exchange Offer. Enzon shall afford Viskase a reasonable opportunity to review and comment on any documents to be filed with the SEC or any other Governmental Entity in connection with the Series C Exchange Offer. Enzon shall use commercially reasonable efforts to (i) ensure that the Series C Exchange Offer is consummated prior to the Closing and (ii) seek maximum participation of the holders of Series C Preferred Stock (other than IEH and its Affiliates) in the Series C Exchange Offer.
Section 7.11   Debt Instruments.   Each of Enzon and Viskase shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to deliver, on the Closing Date, all officers’ certificates, legal opinions and other documentation required to be delivered to the applicable trustee or agent under each of the indentures and credit agreements set forth on Section 7.11 of the Enzon Disclosure Letter and Section 7.11 of the Viskase Disclosure Letter, respectively, in connection with the Merger.
Section 7.12   Private Placement Agreement.   Prior to or concurrently with the Effective Time, Viskase shall use commercially reasonable efforts to terminate that certain Private Placement Agreement, dated as of October 9, 2020, by and between Viskase and Icahn Enterprise Holdings L.P.
Section 7.13   State Takeover Statutes.   In connection with and without limiting the foregoing, each party to this Agreement shall take all commercially reasonable action necessary to ensure that no Takeover Law is or becomes applicable to this Agreement, the Merger, the IEH Support Agreement or any of the other transactions contemplated hereby or thereby. If any Takeover Law becomes applicable to this Agreement, the Merger, the IEH Support Agreement or any of the other transactions contemplated hereby or thereby, each party to this Agreement shall take all commercially reasonable action necessary to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such Law on the Merger and the other transactions contemplated by this Agreement or the IEH Support Agreement.
Section 7.14   Delisting.   Viskase shall take, or cause to be taken, all actions necessary to remove the Viskase Common Stock from quotation on OTC, effective as of the Effective Time.

Section 7.15   Listing.   Enzon shall use its commercially reasonable efforts to cause the shares of Enzon Common Stock to be issued in connection with the Merger to be listed on OTC, subject to official notice of issuance, prior to the Effective Time.
Section 7.16   Reverse Stock Split.   Prior to the Effective Time, Enzon shall take all actions necessary to effectuate the Reverse Stock Split. The determination as to the final ratio of the Reverse Stock Split shall be made by Viskase in its sole discretion pursuant to a written notice provided by Viskase to Enzon; provided that such final ratio shall be between 1 to 2 and 1 to 100 and shall result in a total number of shares of Enzon Common Stock outstanding (after giving effect to all of the transactions contemplated by this Agreement and the IEH Support Agreement) that does not exceed the number of shares of Enzon Common Stock authorized under Enzon’s Amended and Restated Certificate of Incorporation.
Section 7.17   382 Rights Agreement.   Prior to the Effective Time, the Board of Directors of Enzon shall cause (a) the rights issued pursuant to that certain Section 382 Rights Agreement dated as of August 14, 2020, as amended, by and between Enzon and Continental Stock Transfer & Trust Company (the “382 Rights Agreement”) to be redeemed in accordance with the terms of the 382 Rights Agreement, and (b) the 382 Rights Agreement to be terminated.
ARTICLE VIII
CONDITIONS PRECEDENT
Section 8.1   Conditions to Each Party’s Obligation to Effect the Merger.   The respective obligations of Viskase and Enzon to effect the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Viskase and Enzon at or prior to the Effective Time of the following conditions:
(a)   Viskase Stockholder Approval.   Viskase shall have obtained the Viskase Stockholder Approval.
(b)   Enzon Stockholder Approval.   Enzon shall have obtained the Enzon Stockholder Approval.
(c)   Series C Exchange Offer.   The Series C Exchange Offer shall have been consummated.
(d)   Legal Prohibition.   No Law shall have been adopted or promulgated, or shall be in effect, and no temporary, preliminary or permanent Order issued by a court or other Governmental Entity of competent jurisdiction in the United States shall be in effect, in each case having the effect of making the Merger illegal or otherwise restraining, enjoining or prohibiting consummation of the Merger (any of the foregoing, a “Legal Restraint”).
(e)   Exchange Listing.   The shares of Enzon Common Stock to be issued in the Merger shall have been approved for listing on OTC, subject to official notice of issuance.
(f)   Effectiveness of the Registration Statement.   The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.
(g)   Antitrust Approval.   Any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated.
(h)   IEH Share Exchange.   The IEH Share Exchange shall have been consummated in accordance with the terms of the IEH Support Agreement.
Section 8.2   Additional Conditions to Obligations of Enzon.   The obligations of Enzon to effect the Merger are subject to the satisfaction, or waiver by Enzon, at or prior to the Effective Time of the following additional conditions:
(a)   Representations and Warranties.   (i) The representations and warranties of Viskase contained in Section 3.1(a), Section 3.2(a), Section 3.2(b), Section 3.2(d), Section 3.3 (a), Section 3.3(b), Section 3.3(c), Section 3.3(d), Section 3.14, Section 3.19 and Section 3.20 shall be true and correct in all material respects, in each case both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of Viskase contained in Section 3.6(b) shall be true and correct in all respects both when made and at and as of the Closing Date and (iii) all other representations and warranties of Viskase set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Viskase Material Adverse Effect” set forth therein) has not had a Viskase Material Adverse Effect. Enzon shall have received a certificate of an executive officer of Viskase to such effect, dated the Closing Date.
(b)   Performance of Obligations of Viskase.   Viskase shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time. Enzon shall have received a certificate of an executive officer of Viskase to such effect, dated the Closing Date.
(c)   Senior Credit Facility.   Viskase shall have delivered to Enzon proof reasonably satisfactory to Enzon that no event of default, acceleration or other demand for payment under the Viskase Credit Agreement shall occur as a result of the transactions contemplated by this Agreement, including the Merger.
Section 8.3   Additional Conditions to Obligations of Viskase.   The obligations of Viskase to effect the Merger are subject to the satisfaction, or waiver by Viskase, at or prior to the Effective Time of the following additional conditions:
(a)   Representations and Warranties.   (i) The representations and warranties of Enzon contained in Section 4.1(a), Section 4.2(a), Section 4.2(b), Section 4.2(e), Section 4.3(a), Section 4.3(b), Section 4.3(c), Section 4.3(d), Section 4.3(e), Section 4.14, Section 4.19 and Section 4.20 shall be true and correct in all material respects, in each case both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of Enzon contained in Section 4.6(b) shall be true and correct in all respects both when made and at and as of the Closing Date and (iii) all other representations and warranties of Enzon set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Enzon Material Adverse Effect” set forth therein) has not had an Enzon Material Adverse Effect. Viskase shall have received a certificate of an executive officer of Enzon to such effect, dated the Closing Date.
(b)   Performance of Obligations of Enzon.   Enzon shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time. Viskase shall have received a certificate of an executive officer of Enzon to such effect, dated the Closing Date.
(c)   Series C Preferred Actions.   Each of (i) the IEH Share Exchange and (ii) the Series C Exchange Offer shall have been consummated and effective.
(d)   Reverse Stock Split.   The Reverse Stock Split shall have been consummated and effective.
(e)   Dissenting Viskase Shareholders.   The period during which holders of Viskase Common Stock can exercise their dissenters’ rights pursuant to Section 262 of the DGCL shall have expired, and the holders of Viskase Common Stock representing not more than three percent (3%) of the issued and outstanding Viskase Common Stock shall have exercised (and not subsequently withdrawn or waived) such rights.
(f)   Minimum Cash Condition.   At the Closing, Enzon shall have Cash on Hand of an amount that is equal to or greater than (i) $43,045,000, plus (ii) the aggregate Liquidation Preference of the shares of Enzon Series C Preferred Stock Beneficially Owned by any non-IEH Party (for the avoidance of doubt, excluding any shares of Enzon Series C Preferred Stock exchanged for Enzon Common Stock pursuant to the Series C Exchange Offer), minus (iii) the IEH Exchange Adjustment (as defined in the IEH Support Agreement) (the “Minimum Cash Condition”).
Section 8.4   Frustration of Conditions.   None of Viskase, Enzon or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions contemplated by this Agreement or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied if such failure was caused by such party’s willful and material breach of any provision of this Agreement (it being understood that Enzon and Merger Sub shall be deemed a single party for purposes of this Section 8.4).
ARTICLE IX
TERMINATION
Section 9.1   Termination.   This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time (except as provided below, whether before or after the Viskase Stockholder Approval or the Enzon Stockholder Approval has been obtained) only as follows:
(a)   By mutual written consent of Enzon and Viskase;
(b)   By either Viskase or Enzon if the Effective Time shall not have occurred on or before 11:59 p.m., Eastern Time on December 31, 2025 (as such date may be extended in accordance with this Section 9.1(b), the “Termination Date”); provided, further, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose material breach of any obligation under this Agreement has been the primary cause of the failure of the Effective Time to occur on or before the Termination Date;
(c)   By either Viskase or Enzon if any Legal Restraint permanently restraining, enjoining or otherwise prohibiting or making illegal the Merger or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party whose material breach of any obligation under this Agreement has been the primary cause of the imposition of such Legal Restraint or the failure of such Legal Restraint to be resisted, resolved or lifted;
(d)   By Viskase, prior to receipt of the Enzon Stockholder Approval, if there shall have been an Enzon Adverse Recommendation Change;
(e)   By Enzon, prior to the receipt of the Enzon Stockholder Approval, if (i) the Board of Directors of Enzon or the Enzon Special Committee authorizes Enzon, subject to complying with the terms of Section 7.5(d), to enter into a definitive agreement providing for an Enzon Superior Proposal, (ii) Enzon, the Board of Directors of Enzon and the Enzon Special Committee shall not have beached in any material respect Section 7.5, (iii) concurrently with the termination of this Agreement, Enzon, subject to complying with the terms of Section 7.5(d), enters into a definitive agreement providing for an Enzon Superior Proposal and (iv) prior to or concurrently with such termination, Enzon pays to Viskase the Enzon Termination Fee pursuant to Section 9.2(c);
(f)   By Viskase, if Enzon shall have breached or failed to perform any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Enzon shall have become untrue, in either case such that any condition set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and (i) such breach is not reasonably capable of being cured prior to the Termination Date or (ii) if such breach is reasonably capable of being cured prior to the Termination Date, such breach shall not have been cured prior to the earlier of (A) 30 days following written notice of such breach from Viskase to Enzon and (B) the Termination Date; provided that Viskase shall not have the right to terminate this Agreement pursuant to this Section 9.1(f) if Viskase is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement or if any representation or warranty of Viskase shall have become untrue, in either case so as to result in the failure of any condition set forth in Section 8.3(a) or Section 8.3(b);

(g)   By Enzon, if Viskase shall have breached or failed to perform any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Viskase shall have become untrue, in either case such that any condition set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and (i) such breach is not reasonably capable of being cured prior to the Termination Date or (ii) if such breach is reasonably capable of being cured prior to the Termination Date, such breach shall not have been cured prior to the earlier of (A) 30 days following written notice of such breach from Enzon to Viskase and (B) the Termination Date; provided that Enzon shall not have the right to terminate this Agreement pursuant to this Section 9.1(g) if Enzon is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement or if any representation or warranty of Enzon shall have become untrue, in either case so as to result in the failure of any condition set forth in Section 8.2(a) or Section 8.2(b); or
(h)   By Enzon, if the Viskase Stockholder Approval shall not have been delivered to Viskase by the Written Consent Delivery Time.
(i)   The party seeking to terminate this Agreement pursuant to this Section 9.1 shall give written notice of such termination to the other party in accordance with Section 10.7, specifying the provision of this Agreement pursuant to which such termination is effected and the basis for such termination, described in reasonable detail.
Section 9.2   Effect of Termination.   (a)    In the event of termination of this Agreement by either Viskase or Enzon as provided in Section 9.1, this Agreement shall terminate and there shall be no liability or obligation on the part of either party to the other or any of such other party’s Subsidiaries or any of their respective Representatives (except that the Confidentiality Agreement, this Section 9.2 and Article X shall survive any such termination); provided that, in the event that any Enzon Termination Fee becomes due and payable to Viskase in accordance with this Agreement, the payment of such fee and any applicable expenses shall be the sole and exclusive remedy of Viskase, its Subsidiaries or any of their respective Representatives, on the one hand, against Enzon or any of its Subsidiaries or any of their respective Representatives, on the other hand, for (i) any loss, liability or damages suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (ii) the termination of this Agreement, (iii) any liabilities or obligations arising under this Agreement, or (iv) any claims or actions or other losses arising out of or relating to this Agreement or any breach, termination or failure of or under this Agreement; provided further that, notwithstanding anything in this Agreement to the contrary, termination of this Agreement shall not relieve any party from any liability or damages incurred or suffered by the other party to the extent such liability or damages were the result of or arise out of fraud or any Intentional Breach of any covenant or agreement in this Agreement occurring prior to such termination (in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity).
(b)   If (i) Viskase shall terminate this Agreement pursuant to Section 9.1(d) (Enzon Adverse Recommendation Change) or (ii) Enzon shall terminate this Agreement pursuant to Section 9.1(e) (Enzon Superior Proposal Termination), then Enzon shall pay to Viskase, not later than two (2) Business Days following such termination, an amount in cash equal to $1,000,000 (the “Enzon Termination Fee”).
(c)   If Enzon shall terminate this Agreement pursuant to Section 9.1(h) (failure of Written Consent Delivery Time), then Viskase shall pay to Enzon not later than two (2) Business Days following such termination an amount in cash equal to $1,000,000 (the “Viskase Termination Fee”).
(d)   If (i) Viskase or Enzon shall terminate this Agreement pursuant to Section 9.1(b) (Termination Date), (ii) after the date of this Agreement, an Enzon Acquisition Proposal shall have been publicly disclosed or announced or shall have become publicly known (A) prior to the Termination Date (in the case of a termination pursuant to Section 9.1(b) (Termination Date)) or (B) prior to such termination (in the case of a termination pursuant to Section 9.1(f) (Enzon Breach) and (iii) (A) within 12 months following such termination (x) Enzon or any of its Subsidiaries enters into a definitive agreement with respect to an Enzon Acquisition Proposal and such Enzon Acquisition Proposal is subsequently consummated (whether during or after such 12-month period) or (y) any Enzon Acquisition Proposal is consummated or (B) within 12 months following such termination, any Person commences a tender offer or exchange offer in respect of an Enzon Acquisition Proposal that is thereafter consummated

(whether during or after such 12-month period), then Enzon shall pay to Viskase, upon the earlier of the execution of the definitive agreement or consummation of the transaction, the Enzon Termination Fee.
(e)   All payments under this Section 9.2 by Enzon or Viskase shall be made by wire transfer of cash immediately available funds to an account designated in writing by the other party.
(f)   Each party acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, the other party would not enter into this Agreement. If a party fails to pay promptly the amounts due pursuant to this Section 9.2, such party will also pay to the other party’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment of such overdue amount, together with interest on the unpaid amount under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime rate quoted by The Wall Street Journal in effect on the date such payment was required to be made. For the avoidance of doubt, in no event shall a party be required to pay or cause to be paid the Enzon Termination Fee or the Viskase Termination Fee, as applicable, more than once. Each of the parties hereto acknowledges that the Enzon Termination Fee and the Viskase Termination Fee are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate the applicable party in the circumstances in which such termination fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.
Section 9.3   Amendment.   This Agreement may be amended by the parties hereto, at any time before or after receipt of the Enzon Stockholder Approval or the Viskase Stockholder Approval, but, after any such approval, no amendment shall be made which by Law requires further approval by such stockholders, without approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
Section 9.4   Waiver.   Any agreement on the part of a party hereto to any waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure or delay of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.
ARTICLE X
MISCELLANEOUS
Section 10.1   Non-Survival of Representations, Warranties and Agreements.   None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms contemplate performance in whole or in part after the Effective Time.
Section 10.2   Disclosure Letters.   The inclusion of any information in the Disclosure Letters accompanying this Agreement will not be deemed an admission or acknowledgment, in and of itself, solely by virtue of the inclusion of such information in such Disclosure Letter, that such information or any similar information is required to be listed in such Disclosure Letter or that such information or any similar information is material to any party or the conduct of the business of any party. Disclosure in any section of a Disclosure Letter shall be deemed to be disclosed with respect to any other section of this Agreement only to the extent that it is reasonably apparent from the content and context of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto.
Section 10.3   Successors and Assigns.   No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.

Section 10.4   Governing Law: Jurisdiction: Specific Performance.   (a)    This Agreement shall be construed, performed and enforced in accordance with, and governed by, the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party(ies) hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, any state or federal court within the State of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the courts set forth in this paragraph and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than such courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of Enzon and Viskase agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 10.7; provided, that nothing herein shall affect the right of any party to serve legal process in any other matter permitted by Law.
(b)   EACH PARTY HEREBY ON BEHALF OF ITSELF AND ITS SUBSIDIARIES IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.4(b).
(c)   The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed, or were threatened not to be performed, in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative, except, in each case, as may be limited by Section 9.2). Any requirements for the securing or posting of any bond in connection with or as a condition to obtaining any such remedy are waived. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any person at law or in equity.
Section 10.5   Expenses.   All fees and expenses incurred in connection with the Merger including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses, except (a) Enzon and Viskase shall each bear and pay one-half of the expenses incurred in connection with filing fees related to the Merger and this Agreement under the HSR Act, (b) Viskase shall bear and pay all expenses incurred in connection with any other applicable Antitrust Laws and (c) Viskase shall bear and pay all transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes related to the Merger and this Agreement, and (d) as provided in Section 9.2.
Section 10.6   Severability; Construction.   (a)    In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, all of the other provisions of this Agreement shall remain in full force and effect, with no effect on the validity or enforceability of such other provisions. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.
(b)   The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.
Section 10.7   Notices.   All notices, requests, instructions or other communications or documents to be given or made hereunder by either party to the other party to this Agreement shall be in writing and (a) served by personal delivery upon the party for whom it is intended, (b) by an internationally recognized overnight courier service upon the party for whom it is intended or (c) sent by e-mail, provided that a hard copy is also sent in accordance with the delivery methods set forth in clause (a) or (b) of this Section 10.7:
If to Viskase:
Viskase Companies, Inc.
333 East Butterfield Road Suite 400
Lombard, IL 60148-5679
Attention :
Timothy P. Feast, President & CEO

Email:
tim.feast@viskase.com

Copy to (such copy not to constitute notice):
Viskase Companies, Inc.
333 East Butterfield Road Suite 400
Lombard, IL 60148-5679
Attention :
Joseph D. King
Senior Vice President, General Counsel and Secretary

Email:
joe.king@viskase.com

Copy to (such copy not to constitute notice):
Troutman Pepper Locke LLP
875 Third Avenue
New York, NY 10022
Attention:
Steven Khadavi

Email:
steven.khadavi@troutman.com

If to Enzon:
Enzon Pharmaceuticals, Inc.
20 Commerce Drive, Suite 135
Cranford, NJ 07016
E-mail:
rlfeinsteincpa@enzon.com

Attention:
Richard L. Feinstein

Copy to (such copy not to constitute notice):
Brownstein Hyatt Farber Schreck, LLP
675 15th Street, Suite 2900
Denver, CO 80202
E-mail:
aagron@bhfs.com
eleitch@bhfs.com

Attention:
Adam J. Agron
Evan J. Leitch

Copy to (such copy not to constitute notice):
Thompson Hine, LLP
300 Madison Avenue, 27th Floor
New York, NY 10017
E-mail:
Todd.Mason@ThompsonHine.com

Attention:
Todd E. Mason

Any party may change its address for the purpose of this Section 10.7 by giving the other party written notice of its new address in the manner set forth above. Any notice, request, instruction or other communication or document given as provided above shall be deemed given to the receiving party (x) upon actual receipt, if delivered personally, (y) on the second (2nd) Business Day after deposit with an overnight courier, if sent by an overnight courier, or (z) upon confirmation of successful transmission if sent by email. Copies to outside counsel are for convenience only.
Section 10.8   Entire Agreement.   This Agreement and the exhibits and schedules hereto, the IEH Support Agreement, the Confidentiality Agreement, which, for the avoidance of doubt, shall survive the Closing or any termination of this Agreement, the Enzon Disclosure Letter and the Viskase Disclosure Letter contain the entire understanding among the parties hereto with respect to the matters contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such matters. Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and agree that the Enzon Disclosure Letter and the Viskase Disclosure Letter are not incorporated by reference into, and shall not be deemed to constitute a part of, this Agreement or the “agreement of merger” for purposes of Section 251 of the DGCL, but shall have the effects provided in this Agreement under Section 268 of the DGCL.
Section 10.9   Third Party Beneficiaries.   Except for, following the Effective Time, the rights to continued indemnification, advancement and insurance pursuant to Section 6.3 (of which in each case the Persons entitled to indemnification, advancement or insurance, as the case may be, are the intended beneficiaries), and the rights for former directors and officers of Enzon to consent to certain settlements, compromises and other arrangements regarding Enzon Transaction Litigation pursuant to Section 7.6, nothing in this Agreement is intended to confer, or does confer, any rights or remedies under or by reason of this Agreement on any Persons other than the parties hereto and their respective successors and permitted assigns.
Section 10.10   Section and Paragraph Headings; Interpretation.
(a)   The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. A reference in this Agreement to “$” or “dollars” is to U.S. dollars. For purposes of determining the U.S. dollar equivalent of any amounts in a foreign currency, the parties shall use the applicable foreign exchange rate as published by The Wall Street Journal on the date hereof. If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words imparting the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” Any reference to a Law shall include any rules and regulations promulgated thereunder, and shall mean such Law as from time to time amended, modified or supplemented. References herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof. Each reference to a “wholly owned Subsidiary” of a Person shall be deemed to include any Subsidiary of such Person where all of the equity interests of such Subsidiary are directly or indirectly owned by such Person (other than directors qualifying shares, nominee shares or other equity interests that are required by law or regulation to be held by a director or nominee).
(b)   Where used with respect to information, the phrases “delivered,” “made available,” “provided to” and words of similar import means, when used in reference to anything made available by Enzon or any of its Subsidiaries (including Merger Sub) or any of their respective Representatives, in each case, shall be deemed to include anything (i) uploaded to the electronic data room maintained by or on behalf of Enzon or its Representatives for purposes of the transactions contemplated hereby, (ii) publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC or (iii) provided directly (including via email) to Viskase or its Representatives, in each case, in a manner that enables viewing of such materials by Viskase and its Representatives no later than 24 hours prior to the execution and delivery of this Agreement by all of the parties. Where used with respect to information, the phrases “delivered,” “made available,” “provided to” and words of similar import means, when used in reference to anything made available by Viskase, any of its Subsidiaries or any of their respective Representatives, in each case, shall be deemed to include anything (A) uploaded to the electronic data room maintained by or on behalf of Viskase or its Representatives for purposes of the transactions contemplated hereby, (B) publicly available on the OTC or (C) provided directly (including via email) to Enzon or its Representatives, in each case, in a manner that enables viewing of such materials by Enzon and its Representatives no later than 24 hours prior to the execution and delivery of this Agreement by all of the parties.
Section 10.11   Counterparts.   This Agreement may be executed in counterparts, (including by facsimile, “.pdf” files or other electronic transmission) each of which shall be deemed an original, but all of which when taken together shall constitute the same instrument.
Section 10.12   Definitions.   As used in this Agreement:
“$” shall have the meaning set forth in Section 10.10.
“382 Rights Agreement” shall have the meaning set forth in Section 7.17.
“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement entered into by Enzon containing provisions (a) not less favorable to Enzon in any material respect than those set forth in the Confidentiality Agreement, (b) that require any counterparty thereto (and any of its Affiliates and Representatives named therein) that receives non-public information of or with respect to Enzon and its Subsidiaries to keep such information confidential; provided that, the provisions contained therein are no less restrictive in any material respect to such counterparty (and any of its Affiliates and Representatives named therein) than those set forth in the Confidentiality Agreement (it being understood that an Acceptable Confidentiality Agreement need not include a standstill provision), and (c) does not prohibit Enzon from providing any information to Viskase in accordance with, and otherwise complying with, this Agreement, including Section 7.5.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided, however, that with respect to (a) Viskase, “Affiliate” means any Person that is controlled, directly or indirectly, by Viskase, and (b) Enzon, “Affiliate” means any Person that is controlled, directly or indirectly, by Enzon. As used herein, the term “control” means: (i) the power to vote at least 10% of the voting power of a Person or (ii) the possession, directly or indirectly, of any other power to direct or cause the direction of the management and policies of such a Person, whether through ownership of voting securities, by contract or otherwise.
“Agreement” shall have the meaning set forth in the Preamble hereto.
“Anti-Corruption Law” means any Law related to combating bribery and corruption, including legislation implementing the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or the U.N. Convention Against Corruption, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010, the European Union Money Laundering Directives and member states’ implementing legislation, the UK Proceeds of Crime Act 2002, the U.S. Bank Secrecy Act, USA Patriot Act and other U.S. legislation relating to money laundering and proceeds of crime, 2000 Prohibition of Financing or Terrorism Law, 5765-2005 and Combating Criminal Organizations Law, 5763-2003.
“Antitrust Division” shall have the meaning set forth in Section 7.4(a).
“Antitrust Laws” shall have the meaning set forth in Section 7.4(a).
“Audited Financial Statements” shall have the meaning set forth in Section 3.5(c).
“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3(a).
“Base Amount” shall have the meaning set forth in Section 6.3(c).
“Benefit Plan” shall mean any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all other compensation and employee benefits plans, policies, programs, agreements, or arrangements, and each other stock purchase, stock option, stock bonus, restricted stock, stock appreciation right, equity or similar equity-based plan, employee stock ownership, severance, vacation, sick leave, other paid time off, retention, employment, consulting, change-of-control, bonus, incentive, deferred compensation, retirement, profit-sharing, pension, employee loan, health and welfare, retiree medical, Tax gross-up or Tax indemnification, fringe benefit, life or post-employment medical, life, or other insurance contracts, and other benefit plan, agreement, program, policy, commitment, or other arrangement, whether or not subject to ERISA (including any related award agreements and any related funding mechanism now in effect or required in the future). Notwithstanding the foregoing, a “Benefit Plan” shall not include a Multiemployer Plan or any plans, programs, or arrangements sponsored by any Governmental Entity and in which any current or former employees or other service providers participate.
“Board of Directors” shall mean the Board of Directors of any specified Person and any committees thereof.
“Book-Entry Share” shall mean a non-certificated share of Viskase Common Stock held by book-entry.
“Business Day” shall mean any day other than (a) Saturday or Sunday or (b) any other day on which banks in the City of New York are permitted or required to be closed.
“Cancelled Shares” shall have the meaning set forth in Section 1.7(a).
“Cash on Hand” means all cash and cash equivalents of Enzon, in each case, determined in accordance with GAAP, and held in any account of Enzon, (i) excluding the amount of any issued but uncleared checks, wires, or drafts and any cash overdrafts and restricted cash, and (ii) including checks and drafts deposited for the account of Enzon or on hand at Enzon or available for deposit for the account of Enzon.
“Certificate” shall mean a valid certificate which represents a share of Viskase Common Stock.

“Certificate of Merger” shall have the meaning set forth in Section 1.3.
“Closing” shall have the meaning set forth in Section 1.2.
“Closing Date” shall have the meaning set forth in Section 1.2.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Collective Bargaining Agreement” shall mean any written or oral agreement, memorandum of understanding or other contractual obligation between Enzon, Viskase, or any of their Subsidiaries and any labor union, works council, or similar labor organization or other authorized employee Representative representing current or former employees of Enzon, Viskase or any of their Subsidiaries.
“Confidentiality Agreement” shall have the meaning set forth in Section 7.2.
“Consent Solicitation Statement” shall have the meaning set forth in Section 7.1(a).
“Contract” shall have the meaning set forth in Section 3.3(e).
“Delaware LLC Act” shall have the meaning set forth in the Recitals hereto.
“DGCL” shall have the meaning set forth in the Recitals hereto.
“Disclosure Letters” shall mean the Enzon Disclosure Letter and the Viskase Disclosure Letter, collectively.
“Dissenting Viskase Shares” shall have the meaning set forth in Section 2.9(a).
“dollars” shall have the meaning set forth in Section 10.10.
“Effective Time” shall have the meaning set forth in Section 1.3.
“Environmental Laws” shall mean all Laws in effect as of the date of this Agreement relating to (i) the protection, investigation or restoration of the environment, health and safety or natural resources, (ii) the protection of human health and safety (as it relates to exposure to Hazardous Materials), (iii) the handling, use, storage, treatment, transportation, presence, disposal, release or threatened release of, or exposure to, any hazardous, harmful or deleterious substance, or (iv) noise, odor or other pollution, indoor air quality, employee exposure or the protection or restoration of wetlands.
“Enzon” shall have the meaning set forth in the Preamble hereto.
“Enzon Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person or group (other than Viskase and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of 20% or more of the consolidated assets of Enzon and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of Enzon or any committee thereof), or assets comprising 20% or more of the consolidated revenues or EBITDA of Enzon and its Subsidiaries, including in any such case through the acquisition of one or more Subsidiaries of Enzon owning such assets, (ii) acquisition of Enzon Common Stock representing 20% or more of the aggregate equity or voting power of Enzon, (iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning Enzon Common Stock representing 20% or more of the aggregate equity or voting power of Enzon or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Enzon pursuant to which such Person or group (or the shareholders of any Person) would acquire, directly or indirectly, 20% or more of the aggregate equity or voting power of Enzon or of the surviving entity in a merger involving Enzon or the resulting direct or indirect parent of Enzon or such surviving entity. For the avoidance of doubt, the transactions contemplated hereby shall not be deemed an Enzon Acquisition Proposal.
“Enzon Additional Contract” shall have the meaning set forth in Section 4.16(b).
“Enzon Adverse Recommendation Change” shall have the meaning set forth in Section 7.5(d).
“Enzon Balance Sheet Date” shall have the meaning set forth in Section 4.6(a).

“Enzon Capitalization Date” shall have the meaning set forth in Section 4.2(a).
“Enzon Common Stock” shall mean common stock of Enzon, par value $0.01 per share.
“Enzon Disclosure Letter” shall mean the disclosure schedule delivered by Enzon on the date hereof.
“Enzon Environmental Permits” shall have the meaning set forth in Section 4.12.
“Enzon Intervening Event” shall mean any event, change, circumstance, effect, development or state of facts that is material to Enzon and its Subsidiaries, taken as a whole, that (i) first becomes known after the date of this Agreement and prior to the Enzon Stockholder Approval and (ii) was not known by or reasonably foreseeable to the Board of Directors of Enzon or the Enzon Special Committee as of the date of this Agreement; provided, however, that in no event shall any of the following events, changes, circumstances, effects, developments or states of fact be taken into account in determining whether an Enzon Intervening Event has occurred: (A) the receipt, existence or terms of an Enzon Acquisition Proposal or any matter relating thereto or direct or indirect consequence thereof, (B) the fact that, in and of itself, Enzon or any of its Subsidiaries exceeds any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such event may be taken into account in determining whether there has been or will be, an Enzon Intervening Event to the extent not otherwise excluded hereunder), or (C) any change, in and of itself, in the market price or trading volume of Enzon’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, an Enzon Intervening Event to the extent not otherwise excluded hereunder).
“Enzon Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, is or would reasonably be expected to (i) be materially adverse to the business, results of operations, assets or financial condition of Enzon and its Subsidiaries, taken as a whole or (ii) materially delay, impede or prevent the transactions contemplated hereby on or before the Termination Date; provided, however, that for purposes of subclause (i), Enzon Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of (A) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, (B) changes or conditions generally affecting the industries, businesses, or segments thereof, in which Enzon or its Subsidiaries operate, (C) any change after the date hereof in applicable Law, regulation, GAAP or accounting standards (or authoritative interpretation of any of the foregoing), (D) the announcement of this Agreement or the transactions contemplated hereby or the terms hereof or the consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships of Enzon or its Subsidiaries with customers, suppliers, distributors, partners, officers or employees, (E) pandemics, epidemics, COVID-19, acts of war (whether or not declared), armed hostilities, sabotage, terrorism or cyber-attack, or any escalation or worsening of any acts of war, armed hostilities, sabotage, terrorism or cyber-attack threatened or underway as of the date of this Agreement (including requirements for business closures, restrictions on operations or “sheltering-in-place”), (F) earthquakes, hurricanes, floods, or other natural disasters or other weather-related or force majeure events, (G) any failure, in and of itself, by Enzon to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (H) any change in the market price or trading volume of Enzon’s securities or downgrade in Enzon’s credit rating, (I) tariffs, trade wars or similar matters, (J) any demands, litigation or similar actions brought by stockholders of Enzon in connection with this Agreement and the transactions contemplated hereby or (K) the taking of any specific action expressly required by this Agreement or taken with Viskase’s written consent or the failure to take any specific action expressly prohibited by this Agreement and as for which Viskase declined to consent; except, in each case, with respect to the exceptions set forth in (A), (B), (C) or (E), to the extent materially disproportionately affecting Enzon and its Subsidiaries, taken as a whole, relative to other similarly situated Persons in the industries in which Enzon operates, then the incremental material disproportionate impact of such event, change, circumstance, effect, development or state of facts shall be taken into account for the purpose of determining whether a Enzon Material Adverse Effect has occurred.
“Enzon Material Contract” shall have the meaning set forth in Section 4.16(a).

“Enzon Organizational Documents” shall mean Enzon’s Amended and Restated Certificate of Corporation and Amended and Restated Bylaws, together with all amendments thereto.
“Enzon Permit” shall have the meaning set forth in Section 4.8(a).
“Enzon Preferred Stock” shall have the meaning set forth in Section 4.2(a).
“Enzon Recommendation” shall have the meaning set forth in the Recitals hereto.
“Enzon SEC Documents” shall have the meaning set forth in Section 4.5(a).
“Enzon Series C Preferred Stock” shall have the meaning set forth in Section 4.2(a).
“Enzon Special Committee” shall have the meaning set forth in the Recitals hereto.
“Enzon Special Committee Recommendation” shall have the meaning set forth in the Recitals hereto.
“Enzon Stockholder Approval” shall have the meaning set forth in Section 4.3(e).
“Enzon Superior Proposal” shall mean any bona fide unsolicited written Enzon Acquisition Proposal that the Board of Directors of Enzon and the Enzon Special Committee have determined in their good faith judgment, after consultation with their outside legal counsel and financial advisor, (i) would be more favorable to Enzon’s stockholders from a financial point of view than the transactions contemplated hereby (taking into account any amendment or modification proposed by Viskase pursuant to Section 7.5(d)) and (ii) is reasonably likely to be completed in accordance with its terms, taking into account all terms and conditions of such proposal and the legal, regulatory, financial (including financing terms), timing and other aspects of such proposal (including certainty of closing) and of this Agreement; provided that for purposes of the definition of “Enzon Superior Proposal”, the references to “20%” in the definition of Enzon Acquisition Proposal shall be deemed to be references to “50%”.
“Enzon Superior Proposal Termination” shall have the meaning set forth in Section 7.5(d).
“Enzon Termination Fee” shall have the meaning set forth in Section 9.2(b).
“Enzon Transaction Litigation” shall have the meaning set forth in Section 7.6.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean any entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any other entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as such other entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Exchange Act” shall have the meaning set forth in Section 4.4.
“Exchange Agent” shall have the meaning set forth in Section 2.1.
“Exchange Fund” shall have the meaning set forth in Section 2.1.
“Exchange Ratio” means the number of shares of Enzon Common Stock equal to (i) the Viskase Closing Share Number, divided by (ii) the number of issued and outstanding shares of Viskase Common Stock issued and outstanding as of immediately prior to the Effective Time (including Dissenting Viskase Shares but excluding Cancelled Shares).
“Export Control Laws” means (i) economic or financial sanctions or trade embargoes imposed, administered, or enforced by applicable Governmental Entities (“Sanctions”), including those administered by the United States government through the United States Treasury Department’s Office of Foreign Asset Control (“OFAC”) or the United States Department of State, the United Nations Security Council, the European Union or its Member States, or the United Kingdom, (ii) applicable trade, export control, import, and anti-boycott laws and regulations imposed, administered, or enforced by the United States government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency

Economic Powers Act (50 U.S.C. §§ 1701 1706), the Export Controls Act of 2018 (22 U.S.C. §2751 et seq.), the Export Control Reform Act of 2018, Section 999 of the Code, Title 19 of the U.S. Code, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730 – 774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30), (iii) applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the United Kingdom, including the Export Control Act 2002 and the Export Control Order 2008 (each as amended), and (iv) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country in which either Viskase or Enzon or either of their respective Subsidiaries conduct their business.
“Financial Statements Delivery Date” shall have the meaning set forth in Section 5.2(a).
“Former Enzon Group” shall mean the consolidated group (for U.S. federal income tax purposes) for taxable periods ending before January 1, 2006, that includes Enzon and Viskase and of which Enzon was the common parent.
“FTC” shall have the meaning set forth in Section 7.4(a).
“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time, consistently applied.
“Governmental Entity” shall mean any national, federal, state, or local, domestic or foreign, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal or judicial body or arbitral body or arbitrator.
“Hazardous Materials” shall mean any petroleum or petroleum products, radioactive materials, asbestos and asbestos-containing materials, polychlorinated biphenyls and hazardous or toxic substances and any other substance, material or waste that is regulated, characterized or otherwise classified as “hazardous,” “toxic,” a “pollutant,” a “contaminant” or words of similar meaning and regulatory effect pursuant to any Environmental Law;
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Icahn Related Parties” shall mean the Persons listed on Section 10.12(b) of the Viskase Disclosure Letter.
“IEH” shall have the meaning set forth in the Recitals hereto.
“IEH Share Exchange” shall have the meaning set forth in the Recitals hereto.
“IEH Support Agreement” shall have the meaning set forth in the Recitals hereto.
“Indemnified Parties” shall have the meaning set forth in Section 6.3(a).
“Information Technology” means computers, hardware, software, databases, firmware, middleware, servers, workstations, networks, systems, routers, hubs, switches, data communications lines, and all other information technology equipment and associated documentation, reference and resource materials.
“Insurance Policies” shall have the meaning set forth in Section 3.17.
“Intellectual Property” means, collectively, all U.S. and foreign intellectual property rights, including rights in (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/as, Internet domain names, social media account identifiers, logos, designs, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (ii) all patents, patent applications, and invention disclosures, including divisions, continuations, continuations-in-part, extensions, reissues, reexaminations, and any other governmental grant for the protection of inventions or industrial designs; (iii) trade secrets and related confidential and proprietary know-how (including all confidential and proprietary ideas, concepts, research and development, plans, proposals and processes), schematics, business methods, formulae, technical data, specifications, operating and maintenance manuals, drawings, prototypes, models, designs, customer lists, supplier lists, inventions, discoveries and improvements thereto, whether patentable or not, and all other confidential information and proprietary information (“Trade Secrets”); (iv) published and unpublished copyrightable works of authorship in any media (including software, source code, object code, algorithms, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof and all derivative, compilation and ancillary rights of every kind, related to copyrights; and (v) moral rights and rights of publicity.
“Intended Tax Treatment” shall have the meaning set forth in the Recitals hereto.
“Intentional Breach” shall mean, with respect to any representation, warranty, agreement or covenant, an action or omission taken or omitted to be taken that the breaching party intentionally takes (or intentionally fails to take) and knows (or reasonably should have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, agreement or covenant.
“IRS” shall mean the United States Internal Revenue Service.
“Knowledge” shall mean, (i) with respect to Viskase, the actual knowledge of the individuals listed on Section 10.12(a) of the Viskase Disclosure Letter, or (ii) with respect to Enzon, the actual knowledge of the individuals listed on Section 10.12(a) of the Enzon Disclosure Letter.
“Law” shall mean any federal, state, local or foreign law, statute, ordinance, rule, regulation, Order or agency requirement of any Governmental Entity.
“Legal Restraint” shall have the meaning set forth in Section 8.1(c).
“Letter of Transmittal” shall have the meaning set forth in Section 2.2(a).
“Lien” shall mean any mortgage, pledge, security interest, encumbrance, title defect, lien (statutory or other), conditional sale agreement, claim, charge, adverse right, prior assignment, hypothecation, limitation or restriction.
“Liquidation Preference” shall have the meaning given to it in the Certificate of Designation of Series C Non-Convertible Redeemable Preferred Stock of Enzon, which, for the avoidance of doubt, includes accrued and unpaid dividends on the Enzon Series C Preferred Stock.
“Merger” shall have the meaning set forth in the Recitals hereto.
“Merger Consideration” shall have the meaning set forth in Section 1.7(a).
“Merger Sub” shall have the meaning set forth in the Preamble hereto.
“Merger Sub Common Stock” shall mean common stock of Merger Sub, par value $0.01 per share.
“Merger Sub Recommendation” shall have the meaning set forth in the Recitals hereto.
“Merger Sub Stockholder Approval” shall have the meaning set forth in Section 4.3(e).
“Minimum Cash Condition” shall have the meaning set forth in Section 8.3(f).
“Most Recent Viskase Balance Sheet” shall have the meaning set forth in Section 3.5(c).
“Multiemployer Plan” shall have the meaning set forth in Section 3.10(c).
“Order” shall have the meaning set forth in Section 3.7.
“OTC” shall have the meaning set forth in Section 2.5.
“PCAOB Financial Statements” shall have the meaning set forth in Section 5.2(a).
“Permitted Liens” shall mean (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the balance sheet of the applicable Person, (ii) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar Liens arising or incurred in the ordinary course of business, (iii) non-monetary Liens that would be disclosed on title policies, title commitments and/or surveys, provided that the same do not materially interfere with the business of Enzon or its Subsidiaries or Viskase or its Subsidiaries, as applicable, or the operation of the property as presently conducted to which they apply, (iv) Liens arising out of pledges or deposits under worker’s compensation Laws, unemployment insurance, old age pensions or other social security or retirement benefits or similar legislation, (v) deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (vi) deposits to secure the performance of bids, tenders, trade contracts (other than contracts for indebtedness for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (vii) easements, rights of way, zoning ordinances, variances, any set of facts that would be disclosed by an accurate up-to-date survey and other similar encumbrances affecting a Person’s properties, none of which materially interfere with the business of Enzon or its Subsidiaries or Viskase or its Subsidiaries, as applicable, or the operation of the property as presently conducted to which they apply, (viii) non-exclusive licenses of Intellectual Property rights granted in the ordinary course of business, and (ix) Liens not created by any of Enzon or Viskase (or their Subsidiaries) that affect the underlying fee interest of any leased real property of Enzon or Viskase (or their Subsidiaries).
“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, other entity or group (as defined in the Exchange Act).
“Personal Data” means any data or information in any media that can be used on its own or with other information to identify, contact or locate an individual, including any such other data or information that constitutes personal data or personal information under any applicable Law or Viskase’s or Enzon’s or any of their Subsidiaries’, as applicable, published privacy policies (including an individual’s combined first and last name, home address, telephone number, fax number, email address, Social Security number or other Governmental Entity-issued identifier (including state identification number, driver’s license number, or passport number), precise geolocation information of an individual or device, credit card or other financial information (including bank account information), cookie identifiers associated with registration information, or any other browser or device-specific number or identifier and any web or mobile browsing or usage information that can be used on its own or with other information to identify, contact or locate an individual).
“Proceeding” shall have the meaning set forth in Section 3.7.
“Proposed Enzon Action” shall have the meaning set forth in the Recitals hereto.
“Registration Statement” shall have the meaning set forth in Section 7.1(a).
“Registration Statement/Consent Solicitation Statement” shall have the meaning set forth in Section 7.1(a).
“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors, consultants and other advisors or representatives.
“Required Consents” shall have the meaning set forth in Section 7.3.
“Required Financial Statements” shall have the meaning set forth in Section 5.2(a).
“Reverse Stock Split” shall have the meaning set forth in the Recitals hereto.
“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002, as amended.
“SEC” shall mean the United States Securities and Exchange Commission.
“Secretary of State” shall have the meaning set forth in Section 1.3.
“Securities Act” shall have the meaning set forth in Section 3.4.
“Series C Exchange Offer” shall have the meaning set forth in Section 7.10.
“Subsidiary” shall mean, when used with respect to any Person, (a) any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which such Person or any other

Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) any partnership, limited liability company, association, joint venture or other business entity, of which a majority of the partnership, joint venture or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.
“Surviving Company” shall have the meaning set forth in Section 1.1.
“Surviving Company Conversion” shall have the meaning set forth in Section 1.1.
“Takeover Law” shall have the meaning set forth in Section 3.14(b).
“Tax” or “Taxes” shall mean all taxes, or imposts, levies or other like assessments or charges, in each case in the nature of a tax, imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.
“Tax Return” shall mean any report, return, information return, filing, claim for refund or other information filed or required to be filed with a Governmental Entity in connection with Taxes, including any schedules or attachments thereto, and any amendments to any of the foregoing.
“Termination Date” shall have the meaning set forth in Section 9.1(b).
“the other party” shall mean, with respect to Viskase, Enzon and shall mean, with respect to Enzon, Viskase.
“Total Closing Share Number” means the number equal to (i) the number of shares of Enzon Common Stock issued and outstanding as of immediately prior to the Effective Time (after giving effect to the Reverse Stock Split, the IEH Share Exchange and the shares of Enzon Common Stock issued pursuant to the Series C Exchange Offer), divided by (ii) 0.1590.
“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property”.
“Trading Day” shall mean with respect to Enzon Common Stock, a day on which shares of Enzon Common Stock are traded on OTC.
“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.
“Unaudited Financial Statements” shall have the meaning set forth in Section 3.5(c).
“Viskase” shall have the meaning set forth in the Preamble hereto.
“Viskase Additional Contract” shall have the meaning set forth in Section 3.16(b).
“Viskase Balance Sheet Date” shall mean March 31, 2025.
“Viskase Capitalization Date” shall have the meaning set forth in Section 3.2(a).
“Viskase Closing Share Number” means the number of shares of Enzon Common Stock equal to (i) the Total Closing Share Number, minus (ii) the number of shares of Enzon Common Stock issued and outstanding as of immediately prior to the Effective Time (after giving effect to the Reverse Stock Split, the IEH Share Exchange and the shares of Enzon Common Stock issued pursuant to the Series C Exchange Offer), plus (iii) if there is an IEH Exchange Adjustment (as defined in the IEH Support Agreement) under the IEH Support Agreement, a number of shares of Enzon Common Stock (after giving effect to the Reverse Stock Split) equal to (A) the IEH Exchange Adjustment (as defined in the IEH Support Agreement), divided by (B) the Enzon 20-Day VWAP (as defined in the IEH Support Agreement).
“Viskase Common Stock” shall mean common stock of Viskase, par value $0.01 per share.

“Viskase Credit Agreement” shall mean that certain Credit Agreement, dated October 9, 2020, by and among Viskase, Bank of America, N.A., and other lenders, as amended by the First Amendment, dated August 13, 2021, as further amended by the Second Amendment, dated August 10, 2022, and as further amended by the Limited Waiver and Third Amendment to Credit Agreement, dated February 14, 2025.
“Viskase Disclosure Letter” shall mean the disclosure schedule delivered by Viskase on the date hereof.
“Viskase Environmental Permits” shall have the meaning set forth in Section 3.12.
“Viskase Financial Statements” shall have the meaning set forth in Section 3.5(c).
“Viskase Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, is or would reasonably be expected to (i) be materially adverse to the business, results of operations, assets or financial condition of Viskase and its Subsidiaries, taken as a whole, or (ii) materially delay, impede or prevent the transactions contemplated hereby on or before the Termination Date; provided, however, that for purposes of subclause (i), Viskase Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of (A) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, (B) changes or conditions generally affecting the industries, businesses, or segments thereof, in which Viskase or its Subsidiaries operate, (C) any change after the date hereof in applicable Law, regulation, GAAP or accounting standards (or authoritative interpretation of any of the foregoing), (D) the announcement of this Agreement or the transactions contemplated hereby or the terms hereof or the consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships of Viskase or its Subsidiaries with customers, suppliers, distributors, partners, officers or employees, (E) pandemics, epidemics, COVID-19, acts of war (whether or not declared), armed hostilities, sabotage, terrorism or cyber-attack, or any escalation or worsening of any acts of war, armed hostilities, sabotage, terrorism or cyber-attack threatened or underway as of the date of this Agreement (including requirements for business closures, restrictions on operations or “sheltering-in-place”), (F) earthquakes, hurricanes, floods, or other natural disasters or other weather-related or force majeure events, (G) any failure, in and of itself, by Viskase to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (H) any change in the market price or trading volume of Viskase’s securities or downgrade in Viskase’s credit rating, (I) tariffs, trade wars or similar matters, (J) any demands, litigation or similar actions brought by stockholders of Viskase in connection with this Agreement and the transactions contemplated hereby or (K) the taking of any specific action expressly required by this Agreement or taken with Enzon’s written consent or the failure to take any specific action expressly prohibited by this Agreement and as for which Enzon declined to consent; except, in each case, with respect to the exceptions set forth in (A), (B), (C) or (E), to the extent materially disproportionately affecting Viskase and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Viskase operates, then the incremental material disproportionate impact of such event, change, circumstance, effect, development or state of facts shall be taken into account for the purpose of determining whether a Viskase Material Adverse Effect has occurred.
“Viskase Material Contract” shall have the meaning set forth in Section 3.16(a).
“Viskase Organizational Documents” shall mean Viskase’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, together with all amendments thereto.
“Viskase OTC Documents” shall have the meaning set forth in Section 3.5(a).
“Viskase Permit” shall have the meaning set forth in Section 3.8(a).
“Viskase Preferred Stock” shall have the meaning set forth in Section 3.2(a).
“Viskase Recommendation” shall have the meaning set forth in the Recitals hereto.
“Viskase Special Committee” shall have the meaning set forth in the Recitals hereto.
“Viskase Special Committee Recommendation” shall have the meaning set forth in the Recitals hereto.

“Viskase Stockholder Approval” shall have the meaning set forth in Section 3.3(d).
“Viskase Termination Fee” shall have the meaning set forth in Section 9.2(c).
“Viskase Transaction Litigation” shall have the meaning set forth in Section 7.6.
“wholly owned Subsidiary” shall have the meaning set forth in Section 10.10.
“Written Consent Delivery Time” shall have the meaning set forth in Section 7.1(d).
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.
Enzon Pharmaceuticals, Inc.
By
/s/ Richard L. Feinstein

Name:
Richard L. Feinstein

Title:
Chief Executive Officer, Chief Financial Officer and Secretary

Viskase Companies, Inc.
By
/s/ Carolyn Zhang

Name:
Carolyn Zhang

Title:
Vice President & Chief Financial Officer

EPSC Acquisition Corp.
By
/s/ Richard L. Feinstein

Name:
Richard L. Feinstein

Title:
Chief Executive Officer, Chief Financial Officer and Secretary

Signature Page To The Merger Agreement

Index of Defined Terms
Term	Section
$10.10
382 Rights Agreement	7.17
Agreement	Preamble
Antitrust Division	7.4(a)
Antitrust Laws	7.4(a)
Audited Financial Statements	3.5(c)
Bankruptcy and Equity Exception	3.3(a)
Base Amount	6.3(c)
Cancelled Shares	1.7(a)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Confidentiality Agreement	7.2
Consent Solicitation Statement	7.1(a)
Contract	3.3(e)
Delaware LLC Act	Recitals
DGCL	Recitals
Dissenting Viskase Shares	2.9(a)
dollars	10.10
Effective Time	1.3
Enzon	Preamble
Enzon Additional Contract	4.16(b)
Enzon Adverse Recommendation Change	7.5(d)
Enzon Balance Sheet Date	4.6(a)
Enzon Capitalization Date	4.2(a)
Enzon Environmental Permits	4.12
Enzon Material Contract	4.16(a)
Enzon Permit	4.8(a)
Enzon Preferred Stock	4.2(a)
Enzon Recommendation	Recitals
Enzon SEC Documents	4.5(a)
Enzon Series C Preferred Stock	4.2(a)
Enzon Special Committee	Recitals
Enzon Special Committee Recommendation	Recitals
Enzon Stockholder Approval	4.3(e)
Enzon Superior Proposal Termination	7.5(d)
Enzon Termination Fee	9.2(b)
Enzon Transaction Litigation	7.6
Exchange Act	4.4
Exchange Agent	2.1
Exchange Fund	2.1

Term	Section
Financial Statements Delivery Date	5.2(a)
FTC	7.4(a)
IEH	Recitals
IEH Share Exchange	Recitals
IEH Support Agreement	Recitals
Indemnified Parties	6.3(a)
Insurance Policies	3.17
Intended Tax Treatment	Recitals
Legal Restraint	8.1(c)
Letter of Transmittal	2.2(a)
Merger	Recitals
Merger Consideration	1.7(a)
Merger Sub	Preamble
Merger Sub Recommendation	Recitals
Merger Sub Stockholder Approval	4.3(e)
Minimum Cash Condition	8.3(f)
Most Recent Viskase Balance Sheet	3.5(c)
Multiemployer Plan	3.10(c)
Order	3.7
OTC	2.5
PCAOB Financial Statements	5.2(a)
Proceeding	3.7
Proposed Enzon Action	Recitals
Registration Statement	7.1(a)
Registration Statement/Consent Solicitation Statement	7.1(a)
Required Consents	7.3
Required Financial Statements	5.2(a)
Reverse Stock Split	Recitals
Secretary of State	1.3
Securities Act	3.4
Series C Exchange Offer	7.10
Surviving Company	1.1
Surviving Company Conversion	1.1
Takeover Law	3.14(b)
Termination Date	9.1(b)
Unaudited Financial Statements	3.5(c)
Viskase	Preamble
Viskase Additional Contract	3.16(b)
Viskase Capitalization Date	3.2(a)
Viskase Environmental Permits	3.12
Viskase Financial Statements	3.5(c)
Viskase Material Contract	3.16(a)
Viskase OTC Documents	3.5(a)

Term	Section
Viskase Permit	3.8
Viskase Preferred Stock	3.2(a)
Viskase Recommendation	Recitals
Viskase Special Committee	Recitals
Viskase Special Committee Recommendation	Recitals
Viskase Stockholder Approval	3.3(d)
Viskase Termination Fee	9.2(c)
Viskase Transaction Litigation	7.6
wholly owned Subsidiary	10.10
Written Consent Delivery Time	7.1(d)

EXHIBIT A
Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Enzon

CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ENZON PHARMACEUTICALS, INC.
(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)
Enzon Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:
FIRST:   The present name of the Corporation is Enzon Pharmaceuticals, Inc.
SECOND:   The name under which the corporation was originally incorporated is Enzon, Inc. and the date of the filing of the original certificate of incorporation of the Corporation with the Secretary of State of the State of Delaware is May 11, 1983 (as so amended, the “Certificate of Incorporation”).
THIRD:   The Certificate of Incorporation is hereby amended by deleting ARTICLE FIRST in its entirety and inserting the following in lieu thereof:
“FIRST:   The present name of the corporation (hereinafter called the “Corporation”) is Viskase Holdings, Inc.”
FOURTH:   The Certificate of Incorporation is hereby amended by adding the following as a new clause (C) to Section 4 of ARTICLE FOURTH:
“(C) Effective [date and time] (the “Effective Time”), each one hundred (100) shares of the Corporation’s Common Stock that are issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or respective holders thereof, be reclassified and combined into one (1) share of Common Stock (the “Reverse Split”). If, upon aggregating all of the shares of Common Stock held by a holder of Common Stock immediately following the Reverse Split such holder would otherwise be entitled to a fractional share of Common Stock, the Corporation shall pay in cash (without interest) to each such holder an amount equal to such fraction multiplied by the closing price of the Common Stock on the OTCQX, or such other market or exchange as such shares of Common Stock may then be traded, on the last trading day immediately preceding the Effective Time (with such closing price proportionately adjusted to give effect to the Reverse Split).
Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified, as well as the right to receive cash in in lieu of fractional shares of Common Stock to which such holder may be entitled; provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified, as well as the right to receive cash in lieu of fractional shares of Common Stock to which such holder may be entitled.”
FIFTH:   Resolutions were duly adopted by the Board of Directors of the Corporation setting forth this proposed Certificate of Amendment to the Certificate of Incorporation and declaring said amendment to be advisable and calling for the consideration and approval thereof at a meeting of the stockholders of the Corporation. Pursuant to the resolution of the Board of Directors, a meeting of the stockholders of the Company was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the foregoing amendment.
SIXTH:   The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
SEVENTH:   That this Certificate of Amendment shall become effective immediately upon filing.

IN WITNESS WHEREOF, Enzon Pharmaceuticals, Inc. has caused this Certificate of Amendment to be executed by its duly authorized officer on this [•] day of [•], [•].
Enzon Pharmaceuticals, Inc.
By:

Name:
Title:

EXHIBIT B
IEH Support Agreement
[intentionally omitted]

EXHIBIT C
Amended and Restated Certificate of Incorporation of the Surviving Company

AMENDED & RESTATED
CERTIFICATE OF INCORPORATION
OF
VISKASE COMPANIES, INC.
1.
The name of the corporation is: Viskase Companies, Inc. (the “Corporation”).

2.
The address of the registered office in the State of Delaware is: Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808. The name of the registered agent at such address is: United States Corporation Company.

3.
The nature of the business or purpose to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware

4.
The total number of shares of stock, which the Corporation shall have authority to issue, is 10,000 shares of common stock, par value $0.0001 per share.

5.
The Corporation is to have perpetual existence.

6.
In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation.

7.
To the fullest extent that the laws of the State of Delaware, as they exist on the date hereof or as they may hereafter be amended, permit the limitation or elimination of the liability of directors or officers, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for damages for breach of any duty owed to the Corporation or its stockholders. Neither the amendment or repeal of this provision nor the adoption of any provision of this Amended and Restated Certificate of Incorporation which is inconsistent with this provision shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any act or omission of such director or officer occurring prior to such amendment, repeal or adoption.

8.
Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

*    *    *

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its duly authorized officer, the      day of            , 2025
By:

Name:
Title:   Authorized Person

EXHIBIT D
Post-Conversion Certificate of Formation and Limited Liability Company Agreement of
the Surviving Company

LIMITED LIABILITY COMPANY AGREEMENT
OF
VISKASE COMPANIES, LLC
This Limited Liability Company Agreement (this “Agreement”) of Viskase Companies, LLC, a Delaware limited liability company (the “Company”), is entered into by Enzon Pharmaceuticals, Inc., a Delaware corporation, as its sole member (the “Member”), effective as of [DATE].
WHEREAS, the Company was formed as a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.) and any successor statute, as amended from time to time (the “Act”), pursuant to the Certificate of Formation (the “Certificate”) of the Company filed on [DATE], with the Secretary of State of the State of Delaware in accordance with the Act.
NOW, THEREFORE, the Member hereby adopts this Agreement to set forth the terms and conditions by which the Company will be governed from and after the date hereof:
1.    Formation.   The Company was formed and established as a Delaware limited liability company by the filing of the Certificate, pursuant to and in accordance with the Act, with the Secretary of State of the State of Delaware. The Member hereby agrees that its rights, duties and liabilities shall be as provided in the Act, except as otherwise provided herein.
2.    Name.   The name of the limited liability company is Viskase Companies, LLC or such other name or names as the Majority Unitholders may designate from time to time.
3.    Purpose.   The Company has been formed for the object and purpose of, and the nature of business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.
4.    Registered Office.   The address of the registered office of the Company in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. The Company may have such other offices as the Board may designate from time to time.
5.    Registered Agent.   The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is United States Corporation Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808.
6.    Term.   The Company shall exist in perpetuity, unless earlier dissolved and its affairs wound up in accordance with this Agreement and/or the Act.
7.    Tax Status.   The Company shall be treated as a disregarded entity for U.S. federal income tax purposes and, to the extent applicable, for state and local income tax purposes.
8.    Income and Deductions.   All items of income, gain, loss, deduction, and credit of the Company (including, without limitation, items not subject to federal or state income tax) shall be treated for federal and all relevant state income tax purposes as items of income, gain, loss, deduction, and credit of each Member.
9.    Member.   The Member’s initial percentage ownership interest in the Company (the “Membership Interests”) shall be one hundred percent (100%). Membership Interests shall not have a stated value, certificates shall not be issued evidencing Membership Interests and Membership Interests shall not have any right to distributions unless the Board shall have declared such a distribution out of funds lawfully available therefor. The Company may issue additional Membership Interests upon the approval of the Board and the Majority Unitholders.
10.    Management of the Company.
(a)    A board of managers of the Company (the “Board”) is hereby established and shall be comprised of natural Persons (each such Person, a “Manager”) who shall be appointed by Members representing a majority of the outstanding Membership Interests (the “Majority Unitholders”) and constitute the “managers” (as that term is defined in the Delaware Act) of the Company. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Board, and the Board shall have, and is hereby granted, the full and complete power, authority, and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement. A Manager may be removed or replaced at any time from the Board, with or without cause, upon, and only upon, the written request of the Majority Unitholders. A Manager may resign at any time from the Board by delivering their written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board’s acceptance of a resignation shall not be necessary to make it effective. The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, at the offices of the Company or such other place (either within or outside the State of Delaware) as may be determined from time to time by the Board. Written notice of each meeting of the Board shall be given to each Manager at least 24 hours prior to each such meeting. A majority of the Managers serving on the Board shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Each Manager shall have one vote on all matters submitted to the Board or any committee thereof. With respect to any matter before the Board, the act of a majority of the Managers constituting a quorum shall be the act of the Board. Any action required or permitted to be taken by the Board (or any committee of the Board) may be taken without a meeting if a written consent of a majority of the Managers on the Board (or committee) shall approve such action. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State of Delaware.
11.    Officers.
(a)    The Board may, from time to time, designate one or more officers with such titles as may be designated by the Board to act in the name of the Company with such authority as may be delegated to such officers by the Board (each such designated person, an “Officer”). Any such Officer shall act pursuant to such delegated authority until such Officer is removed by the Board. Any action taken by an Officer designated by the Board pursuant to authority delegated to such Officer shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of any Officer set forth in this Agreement and any instrument designating such officer and the authority delegated to him or her.
(b)    [FILER] is hereby designated as an authorized person, within the meaning of the Act, to execute, deliver and file the certificate of formation of the Company (and any amendments and/or restatements thereof) and any other certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.
12.    Dissolution.   The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: the written consent of the Board and the Majority Unitholders, the retirement, resignation, incapacity or bankruptcy of a Member or the occurrence of any other event which terminates the continued membership of a Member in the Company, or the entry of a decree of judicial dissolution under Section 18-802 of the Act.
13.    Distributions.   Distributions shall be made to the Members at the times and in the aggregate amounts determined by the Board from time to time.
14.    Liability of the Members.   Except to the extent required by the Act or other applicable law, the debts, obligations and liabilities of the Company whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and the Members shall not have any personal liability for any such debt, obligation or liability of the Company solely by reason of being a member or participating in the management of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for any liabilities of the Company.
15.    Exculpation.   No Covered Person (as defined below) shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good faith and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.
16.    Indemnification.   The Company shall, to the fullest extent permitted by the LLC Act, as amended from time to time, indemnify all persons who it may indemnify pursuant thereto. The personal liability of the Managers is hereby eliminated to the fullest extent permitted by the LLC Act, as the same may be amended or supplemented. No amendment to or repeal of this Section 16 shall apply to or have any effect on the liability or alleged liabtility of any Manager for or with respect to any acts or omissions of such director occuring prior to such amendment.
17.    Assignments.   Any Member may assign in whole or in part its limited liability company interest.
18.    Resignation.   Any Member may resign from the Company.
19.    Admission of Additional Members.   One or more additional members of the Company may be admitted to the Company with the approval of the Board and the Majority Unitholders.
20.    Amendment.   This Agreement may be amended from time to time with the consent of the Majority Unitholders.
21.    Severability.   If any provision of this Agreement, or the application of a provision under any circumstances, is declared to be invalid, unlawful, or unenforceable, such provision shall survive to the extent it is not so declared, and the validity, legality and enforceability of the other provisions hereof shall not in any way be affected or impaired thereby, unless such action would substantially impair the benefits to any party of the remaining provisions of this Agreement.
22.    Headings.   Headings in this Agreement are for convenience of reference only and shall not be used in any way to interpret or construe this Agreement.
23.    Governing Law.   This Agreement shall be governed by, and construed under, the laws of the State of Delaware and all rights and remedies shall be governed by such laws without regard to the conflict of laws principles thereof.
[Signature page follows]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Limited Liability Company Agreement as of the date first written above.
MEMBER:
Enzon Pharmaceuticals, Inc.
By:

Name:
Title:
[Limited Liability Company Agreement of Viskase Companies, LLC]

Annex A-1
Execution Version
FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER
This FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER, dated as of October 24, 2025 (this “Amendment”), is by and among Enzon Pharmaceuticals, Inc., a Delaware corporation (“Enzon”), EPSC Acquisition Corp., a Delaware corporation (“Merger Sub”), and Viskase Companies, Inc., a Delaware corporation (“Viskase” and, together with Enzon and Merger Sub, the “Parties”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement (as defined below).
W I T N E S S E T H:
WHEREAS, the Parties entered into that certain Agreement and Plan of Merger, dated as of June 20, 2025 (as may be amended, modified or supplemented from time to time, the “Agreement”);
WHEREAS, concurrently with the execution and delivery of this Amendment, and as a condition and inducement to the Parties’ willingness to enter into this Amendment, (i) Icahn Enterprises Holdings L.P., a Delaware limited partnership (“IEH”), consented to this Amendment in accordance with Section 10 of the IEH Support Agreement and (ii) IEH and certain Affiliates thereof are entering into an amendment to the IEH Support Agreement in the form attached hereto as Exhibit A (the “IEH Support Agreement Amendment”) with Enzon and Viskase, pursuant to which, among other things, the parties thereto agreed to certain modifications to the IEH Support Agreement corresponding to the modifications made to the Agreement by this Amendment; and
WHEREAS, each of the Parties desires to amend the Agreement in accordance with Section 9.3 thereof as set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I
AMENDMENTS TO THE AGREEMENT
Section 1.1   Amendment to Recitals.
(a)
The sixth “Whereas” clause in the Recitals to the Agreement is hereby amended by deleting the sixth “Whereas” clause in the Recitals and replacing it in its entirety with the following:

“WHEREAS, the Enzon Special Committee has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, Enzon and Enzon’s stockholders, other than IEH and its Affiliates, and (ii) recommended that the Board of Directors of Enzon (A) determine that this Agreement and the transactions contemplated hereby, are fair to, and in the best interests of, Enzon and Enzon’s stockholders, other than IEH and its Affiliates, (B) approve this Agreement and the transactions contemplated hereby, including the Proposed Enzon Action and (C) recommend that the stockholders of Enzon entitled to vote thereon (x) adopt this Agreement, and (y) approve an amendment to the Amended and Restated Certificate of Incorporation of Enzon in the form set forth as Exhibit A hereto to, among other things, effect a consolidation of the issued and outstanding shares of Enzon Common Stock, pursuant to which the shares of Enzon Common Stock would be combined and reclassified at a ratio of 1 for 100 (the “Reverse Stock Split” or the “Proposed Enzon Action”) (this clause (ii)(C), the “Enzon Special Committee Recommendation”);”

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(b)
The ninth “Whereas” clause in the Recitals to the Agreement is hereby amended by deleting the ninth “Whereas” clause in the Recitals and replacing it in its entirety with the following:

“WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the parties’ willingness to enter into this Agreement, Icahn Enterprises Holdings L.P., a Delaware limited partnership (“IEH”), and certain Affiliates thereof, are entering into a support agreement in the form attached hereto as Exhibit B (as may be amended, modified or supplemented from time to time, the “IEH Support Agreement”) with Enzon and Viskase, pursuant to which IEH has agreed to, among other things, (i) deliver or cause the delivery of written consents with respect to all of the issued and outstanding shares of Enzon Common Stock held by IEH and its Affiliates approving the Proposed Enzon Action and (ii) effectuate the conversion of each issued and outstanding share of Enzon Series C Preferred Stock into shares of Enzon Common Stock immediately prior to the consummation of the Closing, in each case on the terms and conditions set forth in the IEH Support Agreement (the “IEH Share Exchange”);”
Section 1.2   Amendment to Section 1.6(a) of the Agreement.   Section 1.6(a) of the Agreement is hereby amended by deleting Section 1.6(a) of the Agreement and replacing it in its entirety with the following:
“(a) Directors.   The parties hereto shall take all actions necessary such that, as of the Effective Time, the Board of Directors of Enzon and the Surviving Company shall be comprised of (i) individuals designated by the Viskase Board of Directors prior to the effectiveness of the Registration Statement, (ii) Jordan Bleznick and (iii) Randolph C. Read. Each such director shall hold office until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the governing documents of Enzon or the Surviving Company, as applicable, and applicable Law.”
Section 1.3   Amendment to Section 2.5 of the Agreement.   Section 2.5 of the Agreement is hereby amended by deleting Section 2.5 of the Agreement and replacing it in its entirety with the following:
“No Fractional Shares of Enzon Common Stock.   No fractional shares of Enzon Common Stock shall be issued upon the conversion of shares of Viskase Common Stock pursuant to Section 1.7, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Enzon. Notwithstanding any other provision of this Agreement, each holder of Viskase Common Stock converted pursuant to Section 1.7 that would otherwise have been entitled to receive a fraction of a share of Enzon Common Stock (after taking into account all shares of Viskase Common Stock evidenced by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the volume weighted averages of the trading prices of Enzon Common Stock on the “OTCQB tier” of the OTC market of the OTC Markets Group, Inc. (“OTC”) (as reported by Bloomberg or, if not reported thereby, in another authoritative source mutually selected by Enzon and Viskase) on the five (5) consecutive Trading Days ending on (and including) the Trading Day that is two (2) Trading Days prior to the date of the Effective Time, rounded down to the nearest penny.”
Section 1.4   Amendment to Section 3.19 of the Agreement.   Section 3.19 of the Agreement is hereby amended by deleting Section 3.19 of the Agreement and replacing it in its entirety with the following:
“Opinion of Financial Advisors.   The Viskase Special Committee has received the opinion of Alvarez & Marsal Valuation Services, LLC, dated as of October 22, 2025, to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of Viskase Common Stock (other than holders of the Cancelled Shares, Dissenting Viskase Shares and the Icahn Related Parties). As of October 24, 2025, such opinion has not been withdrawn, revoked or modified.”
Section 1.5   Amendment to Section 4.5(b) of the Agreement.   Section 4.5(b) of the Agreement is hereby amended by deleting Section 4.5(b) of the Agreement and replacing it in its entirety with the following:
“Enzon is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of FINRA and OTC as to the quotation of the Enzon Common Stock on the “OTCQB tier” of OTC.”

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Section 1.6   Amendment to Section 4.19 of the Agreement.   Section 4.19 of the Agreement is hereby amended by deleting Section 4.19 of the Agreement and replacing it in its entirety with the following:
“Opinion of Financial Advisors.   The Enzon Special Committee has received the opinion of A.G.P./Alliance Global Partners, dated as of October 21, 2025, to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Exchange Ratio in the Merger pursuant to this Agreement is fair from a financial point of view to Enzon. As of October 24, 2025, such opinion has not been withdrawn, revoked or modified.”
Section 1.7   Amendment to Section 7.16 of the Agreement.   Section 7.16 of the Agreement is hereby amended by deleting Section 7.16 of the Agreement and replacing it in its entirety with the following:
“Reverse Stock Split.   Prior to the Effective Time, Enzon shall take all actions necessary to effectuate the Reverse Stock Split.”
Section 1.8   Amendment to Section 7.17 of the Agreement.   Section 7.17 of the Agreement is hereby amended by deleting Section 7.17 of the Agreement and replacing it in its entirety with the following:
“382 Rights Agreement.   Prior to the Effective Time, the Board of Directors of Enzon shall (a) permit the rights issued pursuant to that certain Section 382 Rights Agreement dated as of August 14, 2020, as amended, by and between Enzon and Continental Stock Transfer & Trust Company (the “382 Rights Agreement”) to expire in accordance with the terms of the 382 Rights Agreement, and (b) cause the 382 Rights Agreement to be terminated or expire in accordance with its terms.”
Section 1.9   Amendment to Section 8.3(f) of the Agreement.   Section 8.3(f) of the Agreement is hereby amended by deleting Section 8.3(f) of the Agreement and replacing it in its entirety with the following:
“Minimum Cash Condition.   At the Closing, Enzon shall have Cash on Hand of an amount that is equal to or greater than $40,000,000 (the “Minimum Cash Condition”).”
Section 1.10   Amendment to Section 9.1(b) of the Agreement.   Section 9.1(b) of the Agreement is hereby amended by deleting Section 9.1(b) of the Agreement and replacing it in its entirety with the following:
“By either Viskase or Enzon if the Effective Time shall not have occurred on or before 11:59 p.m., Eastern Time on March 31, 2026 (as such date may be extended in accordance with this Section 9.1(b), the “Termination Date”); provided, further, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose material breach of any obligation under this Agreement has been the primary cause of the failure of the Effective Time to occur on or before the Termination Date.”
Section 1.11   Amendments to Section 10.12 of the Agreement.   Section 10.12 of the Agreement is hereby amended as follows:
(a)
Section 10.12 of the Agreement is hereby amended by deleting the definition of “IEH Exchange Adjustment” in its entirety.

(b)
Section 10.12 of the Agreement is hereby amended by deleting the definition of “Agreement” and replacing it in its entirety with the following:

“Agreement” shall have the meaning set forth in the Recitals to the Amendment.
(c)
Section 10.12 of the Agreement is hereby amended by deleting the definition of “Total Closing Share Number” and replacing it in its entirety with the following:

““Total Closing Share Number” means the number equal to (i) the number of shares of Enzon Common Stock issued and outstanding as of immediately prior to the Effective Time (after giving effect to the Reverse Stock Split, the IEH Share Exchange and the shares of Enzon Common Stock issued pursuant to the Series C Exchange Offer), divided by (ii) 0.45.”
(d)
Section 10.12 of the Agreement is hereby amended by deleting the definition of “Viskase Closing Share Number” and replacing it in its entirety with the following:

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““Viskase Closing Share Number” means the number of shares of Enzon Common Stock equal to (i) the Total Closing Share Number, minus (ii) the number of shares of Enzon Common Stock issued and outstanding as of immediately prior to the Effective Time (after giving effect to the Reverse Stock Split, the IEH Share Exchange and the shares of Enzon Common Stock issued pursuant to the Series C Exchange Offer).”
(e)
Section 10.12 of the Agreement is hereby amended by adding the following words to the end of the definition of “Viskase Material Adverse Effect”:

“Notwithstanding the foregoing, if Enzon, Merger Sub or any of their respective Representatives knew of the material facts of a matter prior to October 24, 2025 (including in connection with any request made pursuant to Section 5.1), then no effect, change, event or occurrence arising out of, or resulting from, such facts shall constitute a Viskase Material Adverse Effect for all purposes under this Agreement; provided that, for the avoidance of doubt, a Viskase Material Adverse Effect may result from facts that Enzon, Merger Sub or any of their respective Representatives become aware of after October 24, 2025.”
Section 1.12   Amendment to Exhibit A to the Agreement.   Exhibit A to the Agreement is hereby amended by deleting Exhibit A to the Agreement and replacing it in its entirety with Exhibit B to this Amendment.
ARTICLE II
MISCELLANEOUS
Section 2.1   Waivers of Enzon and Merger Sub.
(a)
Each of Enzon and Merger Sub (each, a “Waiving Party”) hereby unconditionally and irrevocably waives, consents to and releases (i) any inaccuracy in, breach of or failure to comply with any representation, warranty, covenant or agreement of Viskase in the Agreement, to the extent known to such Waiving Party as of the date hereof (each, a “Viskase Breach”) and (ii) any fact, event, circumstance or condition giving rise to a Viskase Breach, in each case to the extent known to such Waiving Party as of the date hereof and occurring or existing on or prior to the date hereof (the foregoing (i)-(ii), collectively, the “Pre-Amendment Matters”).

(b)
Any inaccuracy or breach to the extent resulting from any Pre-Amendment Matter shall be disregarded for purposes of determining the satisfaction of any condition to Closing set forth in Section 8.2(a) or Section 8.2(b) of the Agreement. Each Waiving Party further waives any right to terminate, delay or refuse to consummate the Closing by reason of any Pre-Amendment Matter. For the avoidance of doubt, nothing herein waives any claim for fraud or Intentional Breach with respect to facts first arising or becoming known by a Waiving Party after the date of this Amendment.

Section 2.2   No Other Amendments.   Except to the extent that any provisions of, or any Exhibits or Schedules to, the Agreement are expressly amended by this Amendment, all terms and conditions of the Agreement shall remain in full force and effect, and, to the extent applicable, such terms shall apply to this Amendment as if it formed a part of the Agreement. In the event of any inconsistency or contradiction between the terms of this Amendment and the Agreement, the provisions of this Amendment shall prevail and control.
Section 2.3   Reference to the Agreement.   After giving effect to this Amendment, each reference in the Agreement to “this Agreement,” “hereof,” “herein,” “herewith,” “hereunder” and words of similar import shall refer to the Agreement as amended by this Amendment. No reference to this Amendment need be made in any instrument or document at any time referring to the Agreement, and a reference to the Agreement in any such instrument or document shall be deemed to be a reference to the Agreement as amended by this Amendment.

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Section 2.4   General Provisions.   The provisions of Sections 9.3, Section 9.4 and Sections 10.3 through 10.11 of the Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.
[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first above written.
Enzon Pharmaceuticals, Inc.
By
/s/ Richard L. Feinstein

Name:
Richard L. Feinstein

Title:
CEO, CFO and Secretary

Viskase Companies, Inc.
By
/s/ Carolyn Zhang

Name:
Carolyn Zhang

Title:
Vice President & Chief Financial Officer

EPSC Acquisition Corp.
By
/s/ Richard L. Feinstein

Name:
Richard L. Feinstein

Title:
President and CEO

[Signature Page to the Amendment]

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EXHIBIT A
IEH Support Agreement Amendment
[intentionally omitted]

A-1-7

EXHIBIT B
Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Enzon
CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ENZON PHARMACEUTICALS, INC.
(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)
Enzon Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:
FIRST:   The present name of the Corporation is Enzon Pharmaceuticals, Inc.
SECOND:   The name under which the corporation was originally incorporated is Enzon, Inc. and the date of the filing of the original certificate of incorporation of the Corporation with the Secretary of State of the State of Delaware is May 11, 1983 (as so amended, the “Certificate of Incorporation”).
THIRD:   The Certificate of Incorporation is hereby amended by deleting ARTICLE FIRST in its entirety and inserting the following in lieu thereof:
“FIRST:   The present name of the corporation (hereinafter called the “Corporation”) is Viskase Holdings, Inc.”
FOURTH:   The Certificate of Incorporation is hereby amended by adding the following as a new clause (C) to Section 4 of ARTICLE FOURTH:
“(C) Effective [date and time] (the “Effective Time”), each one hundred (100) shares of the Corporation’s Common Stock that are issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or respective holders thereof, be reclassified and combined into one (1) share of Common Stock (the “Reverse Split”). If, upon aggregating all of the shares of Common Stock held by a holder of Common Stock immediately following the Reverse Split such holder would otherwise be entitled to a fractional share of Common Stock, the Corporation shall pay in cash (without interest) to each such holder an amount equal to such fraction multiplied by the closing price of the Common Stock on the OTCQX, or such other market or exchange as such shares of Common Stock may then be traded, on the last trading day immediately preceding the Effective Time (with such closing price proportionately adjusted to give effect to the Reverse Split).
Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified, as well as the right to receive cash in in lieu of fractional shares of Common Stock to which such holder may be entitled; provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified, as well as the right to receive cash in lieu of fractional shares of Common Stock to which such holder may be entitled.”
FIFTH:   Resolutions were duly adopted by the Board of Directors of the Corporation setting forth this proposed Certificate of Amendment to the Certificate of Incorporation and declaring said amendment to be advisable and calling for the consideration and approval thereof at a meeting of the stockholders of the Corporation. Pursuant to the resolution of the Board of Directors, a meeting of the stockholders of the Company was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the foregoing amendment.

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SIXTH:   The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
SEVENTH:   That this Certificate of Amendment shall become effective immediately upon filing.
IN WITNESS WHEREOF, Enzon Pharmaceuticals, Inc. has caused this Certificate of Amendment to be executed by its duly authorized officer on this [•] day of [•], [•].
Enzon Pharmaceuticals, Inc.
By:
Name:
Title:

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Annex B
Execution Version
SUPPORT AGREEMENT
This SUPPORT AGREEMENT, dated as of June 20, 2025 (this “Agreement”), is made by and among:
(i)
Enzon Pharmaceuticals, Inc., a Delaware corporation (“Enzon”);

(ii)
Viskase Companies, Inc., a Delaware corporation (“Viskase”); and

(iii)
Icahn Enterprises Holdings L.P., a Delaware Limited Partnership (“IEH”), American Entertainment Properties Corp., a Delaware corporation (“AEP”), Icahn Partners LP, a Delaware limited partnership (“IPLP”) and Icahn Partners Master Fund LP, a Delaware limited partnership (“IPMF”) (collectively, the “IEH Parties”);

W I T N E S E T H
WHEREAS, concurrently with the execution and delivery of this Agreement, Enzon, Viskase, and EPSC Acquisition Corp., a Delaware corporation (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, the parties agreed to effect a merger of Merger Sub with and into Viskase, with Viskase as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth therein;
WHEREAS, as of the date hereof, the IEH Parties Beneficially Own the number of outstanding shares of common stock, par value $0.01 per share, of Enzon (the “Enzon Voting Common Stock”) set forth on Schedule I hereto (all such shares of Enzon Voting Common Stock Beneficially Owned by the IEH Parties, together with all other shares of Enzon Common Stock acquired and Beneficially Owned after the date hereof and prior to the Expiration Time, collectively, the “Enzon Shares”);
WHEREAS, as of the date hereof, the IEH Parties Beneficially Own the number of outstanding shares of Enzon’s Series C Preferred Stock, par value $0.01 per share (the “Enzon Series C Preferred Stock”), set forth on Schedule I hereto; and
WHEREAS, the IEH Parties desire to exchange the Enzon Series C Preferred Stock Beneficially Owned by the IEH Parties for shares of Enzon Common Stock, and Enzon desires to effectuate such exchange, in each case on the terms and conditions contained herein; and
WHEREAS, Enzon and Viskase desire that IEH agrees, and IEH is willing to agree, on the terms and subject to the conditions set forth herein, (a) to vote or consent with respect to all of the Enzon Shares and the Enzon Preferred Shares to facilitate the consummation of the Merger, the approval of the Proposed Enzon Actions and the other transactions contemplated by the Merger Agreement and (b) to effectuate the IEH Share Exchange.
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
1.   Definitions and Related Matters.
1.1.   Definitions.   This Agreement is the “IEH Support Agreement” as defined in the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms shall have the meanings indicated below:
“Affiliate” shall mean, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such Person; provided that, for purposes of this Agreement, (a) none of Enzon, Viskase or their respective Subsidiaries shall be deemed to be an Affiliate of IEH, (b) with respect to Enzon,

“Affiliate” means any Person that is Controlled by Enzon and (c) with respect to Viskase, “Affiliate” means any Person that is Controlled by Viskase.
“Agreement” shall have the meaning set forth in the Preamble.
“Beneficially Own” shall mean, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act (or any successor statute or regulation).
“Control” shall mean the possession, directly or indirectly, of any other power to direct or cause the direction of the management and policies of such a Person, whether through ownership of voting securities, by contract or otherwise.
“Covered Persons” shall have the meaning set forth in Section 17.
“Enzon” shall have the meaning set forth in the Preamble.
“Enzon 20-Day VWAP” shall mean the price equal to the average of the volume-weighted average price of Enzon Common Stock on the “OTCQX tier” of OTC (as reported by Bloomberg or, if not reported thereby, in another authoritative source mutually selected by Enzon, Viskase and IEH) for the last twenty (20) Trading Days prior to (and including) the date hereof, rounded down to the nearest 1/100th of a penny (as adjusted to take into account the Reverse Stock Split, to the extent the Reverse Stock Split is effectuated prior to the date of the relevant issuance of Enzon Common Stock).
“Enzon Exchange Stock” shall have the meaning set forth in Section 4.
“Enzon Series C Preferred Stock” shall have the meaning set forth in the Recitals.
“Enzon Shares” shall have the meaning set forth in the Recitals.
“Enzon Transaction Litigation” shall have the meaning set forth in Section 9.2.
“Enzon Voting Common Stock” shall have the meaning set forth in the Recitals.
“Enzon Written Consent” shall have the meaning set forth in Section 2.
“Expiration Time” shall mean the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) the time of any modification, waiver or amendment to any provision of the Merger Agreement without IEH’s prior written consent which is adverse to the IEH Parties.
“IEH” shall have the meaning set forth in the Preamble.
“IEH Exchange Adjustment” shall mean an amount equal to the amount by which (i) the Cash on Hand of Enzon at the Closing, minus (ii) the aggregate Liquidation Preference of the shares of Enzon Series C Preferred Stock Beneficially Owned by any non-IEH Party (for the avoidance of doubt, excluding any shares of Enzon Series C Preferred Stock exchanged for Enzon Common Stock pursuant to the Series C Exchange Offer) is exceeded by $43,045,000 (if any); provided that the IEH Exchange Adjustment shall not exceed $1,000,000.
“IEH Parties” shall have the meaning set forth in the Preamble.
“IEH Share Exchange” shall have the meaning set forth in Section 4.
“IEH Transaction Litigation” shall have the meaning set forth in Section 9.3.
“Liquidation Preference” shall have the meaning ascribed to such term in the Series C Certificate of Designation.
“Merger” shall have the meaning set forth in the Recitals.
“Merger Agreement” shall have the meaning set forth in the Recitals.

“Merger Agreement Parties” shall mean each of Enzon, Viskase and Merger Sub.
“Organizational Documents” shall mean, with respect to any Person, such Person’s articles or certificate of association, incorporation, formation or organization, bylaws, limited liability company agreement, partnership agreement or other constituent document or documents, each in its currently effective form as amended from time to time.
“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, other entity or group (as defined in the Exchange Act).
“Subsidiary” shall mean, when used with respect to any Person, (a) any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) any partnership, limited liability company, association, joint venture or other business entity, of which a majority of the partnership, joint venture or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.
“Takeover Law” shall have the meaning set forth in Section 7.5.
“Viskase” shall have the meaning set forth in the Preamble.
“Viskase Transaction Litigation” shall have the meaning set forth in Section 9.1.
1.2.   Other Definitional Provisions.   Unless the context of this Agreement clearly requires otherwise, words imparting the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Any reference to a Law shall include any rules and regulations promulgated thereunder, and shall mean such Law as from time to time amended, modified or supplemented. References herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof. Each reference to a “wholly owned Subsidiary” of a Person shall be deemed to include any Subsidiary of such Person where all of the equity interests of such Subsidiary are directly or indirectly owned by such Person (other than directors qualifying shares, nominee shares or other equity interests that are required by law or regulation to be held by a director or nominee).
2.   Agreement to Consent and Approve.
2.1.   Each IEH Party agrees that, promptly (and in any event within one Business Day) after the Registration Statement/Consent Solicitation Statement is declared effective by the SEC, unless an Enzon Adverse Recommendation Change has occurred prior to such time and has not been rescinded, such IEH Party shall execute and deliver, or shall cause to be executed and delivered, a written consent approving the adoption of the Merger Agreement and approving the transactions contemplated thereby, including the Merger and the Proposed Enzon Actions, substantially in the form attached hereto as Exhibit A (the “Enzon Written Consent”), with respect to all of such IEH Party’s Enzon Shares and Enzon Preferred Shares. The Enzon Written Consent shall be given in accordance with such procedures relating thereto, including pursuant to the DGCL and the Enzon Organizational Documents, so as to ensure that it is duly counted for purposes of recording the results of such consent.

2.2.   No IEH Party shall, directly or indirectly, sell, transfer, exchange or otherwise dispose of (including by merger, consolidation or otherwise by operation of law) the Enzon Shares or the Enzon Preferred Shares, other than to an Affiliate of such IEH Party that agrees to be bound by the terms of this Agreement by executing a joinder to this Agreement substantially in the form of Annex I. No IEH Party shall enter into any tender, voting or other agreement or arrangement with any Person prior to the Expiration Time, directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Enzon Shares or the Enzon Preferred Shares in any manner that is inconsistent with this Agreement or otherwise take any other action with respect to the Enzon Shares or the Enzon Preferred Shares that would in any way restrict, limit or interfere with the performance by the IEH Parties, of their obligations hereunder or the transactions contemplated hereby; provided, however, that the foregoing restriction shall cease to apply in the event an Enzon Adverse Recommendation Change has occurred prior to such time and not been rescinded. Except for the delivery of the Enzon Written Consent expressly contemplated by this Agreement, prior to the Expiration Time, no IEH Party shall call, seek to call or request the call of any meeting of Enzon stockholders with respect to any matter relating to the Merger or other transactions contemplated by the Merger Agreement, including by written consent, whether pursuant to the DGCL, the Enzon Organizational Documents or otherwise.
2.3.   From the date hereof until the Expiration Time, no IEH Party shall take any action in contravention of, or that conflicts with, (a) the designation of the members of the Board of Directors of Enzon occurring at the Effective Time as contemplated by Section 1.6 of the Merger Agreement or (b) the Proposed Enzon Actions becoming effective at or prior to the Effective Time.
2.4.   Each IEH Party agrees that, from the date hereof until the Expiration Time, it shall vote the Enzon Shares and the Enzon Preferred Shares, as applicable, or cause the Enzon Shares and the Enzon Preferred Shares, as applicable, to be voted against (including by written consent) (a) any Enzon Acquisition Proposal (and shall not vote or cause to be voted any other Enzon Shares or Enzon Preferred Shares, as applicable, in favor of any Enzon Acquisition Proposal), (b) any amendment of the Enzon Organizational Documents (other than the amendments of the Enzon Organizational Documents contemplated in connection with the Proposed Enzon Actions or the Merger, in each case as set forth in the Merger Agreement), which amendment would in any manner impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Proposed Enzon Actions, the Merger or the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of Enzon Voting Common Stock (and shall not vote or cause to be voted any other Enzon Shares or Enzon Preferred Shares, as applicable, in favor of any such amendment), and (c) any other action, agreement or transaction involving Enzon that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Enzon Proposed Actions, the Merger or the other transactions contemplated by the Merger Agreement (and shall not vote or cause to be voted any other Enzon Shares or Enzon Preferred Shares, as applicable, in favor of any such action, agreement or transaction); provided, however, that the foregoing clauses (a)  – (c) shall not apply to any transaction, proposal or action that is the subject of an Enzon Adverse Recommendation Change made in accordance with Section 7.5(d) of the Merger Agreement that has not been rescinded. Any attempt by any IEH Party to vote, or express consent or dissent with respect to (or otherwise to utilize the voting power of), its Enzon Shares or Enzon Preferred Shares, as applicable, in contravention of this Section 2 shall be null and void ab initio.
2.5.   Each of Enzon and Viskase hereby agrees that, from the date hereof until the record date for the stockholder consent relating to the Enzon Stockholder Approval and the Viskase Stockholder Approval, respectively, it shall not allot or issue shares of Enzon Common Stock or Viskase Common Stock, as applicable, and shall not grant rights to subscribe for, or convert any security into, Enzon Common Stock or Viskase Common Stock, as applicable.
3.   Agreement Not to Solicit.   Each IEH Party agrees that, from the date hereof until the Expiration Time, it shall not, and shall cause each of its Affiliates and its and their respective Representatives not to, directly or indirectly, (a) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Enzon Acquisition Proposal, (b) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of, encouraging or facilitating an Enzon Acquisition Proposal, or (c) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement constituting an Enzon Acquisition Proposal; provided, however, that if Enzon or any of its respective Representatives receives an Enzon Acquisition Proposal, which (i) such Enzon Acquisition Proposal did not result from any breach of this Section 3 or the Merger Agreement, and (ii) the Board of Directors of Enzon or the Enzon Special Committee, as applicable, determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Enzon Acquisition Proposal constitutes or is reasonably likely to lead to an Enzon Superior Proposal, then the IEH Parties and their Representatives may engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Enzon Acquisition Proposal, solely to the extent that Enzon and such IEH Parties and their Representatives, are permitted under the terms of the Merger Agreement to engage in or otherwise participate in discussions or negotiations with such Person or group of Persons; provided further, that, in such case, (x) the initial discussions or negotiations between the IEH Parties or their Representatives and such Person or group of Persons shall be subject to the consent of Enzon (such consent not to be unreasonably withheld, conditioned or delayed), (y) the IEH Parties and such Representatives shall coordinate in advance of such discussions with Enzon with respect to what will be communicated in such discussions or negotiations, and (z) the IEH Parties and such Representatives shall thereafter keep Enzon reasonably apprised with respect to any such discussions or negotiations. Each IEH Party agrees that, from the date hereof until the Expiration Time, it shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Enzon Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to an Enzon Acquisition Proposal.
4.   Enzon Series C Preferred Stock Exchange.
4.1.   Immediately prior to the Closing, each IEH Party shall deliver to Enzon each share of Enzon Series C Preferred Stock Beneficially Owned by such IEH Party, and Enzon shall, in exchange therefor, deliver to the IEH Parties a number of shares of Enzon Common Stock equal to (A) (x) the aggregate Liquidation Preference of the shares of Enzon Series C Preferred Stock Beneficially Owned by such IEH Party, minus (y) $961,700, minus (z) the IEH Exchange Adjustment, divided by (B) the Enzon 20-Day VWAP (the “IEH Share Exchange”, and the shares of Enzon Common Stock issued in the IEH Share Exchange, the “Enzon Exchange Stock”). In connection with the IEH Share Exchange, Enzon shall (a) retire and cancel the Shares of Enzon Series C Preferred Stock delivered by the IEH Parties to Enzon, (b) cause Enzon’s transfer agent to issue to the IEH Parties, in book-entry form, the Enzon Exchange Stock issuable to the IEH Parties pursuant to the IEH Share Exchange, and (c) use commercially reasonable efforts to ensure that Enzon’s Cash on Hand at Closing is not less than $43,045,000, plus the aggregate Liquidation Preference of the shares of Enzon Series C Preferred Stock Beneficially Owned by any non-IEH Party (for the avoidance of doubt, excluding any shares of Enzon Series C Preferred Stock exchanged for Enzon Common Stock pursuant to the Series C Exchange Offer); provided that this Section 4(c) shall not prevent Enzon from paying customary and reasonable expenses incurred in connection with the transactions contemplated by the Merger Agreement or hereby.
4.2.   Enzon shall, no less than twenty-five (25) Business Days prior to the anticipated Closing Date, commence the Series C Exchange Offer. The consummation of the Series C Exchange Offer shall be conditioned only upon the prior satisfaction or waiver of the conditions set forth in Article VIII of the Merger Agreement (excluding those portions of any condition set forth in Article VIII of the Merger Agreement that (i) reference the Series C Exchange Offer or (ii) cannot be satisfied prior to (A) the Closing or (B) the consummation of the Series C Exchange Offer) and the intent of the parties hereto to effectuate the Closing in accordance with the terms of the Merger Agreement. Enzon shall comply with applicable Law, including the Exchange Act, in commencing, performing and consummating the Series C Exchange Offer. Enzon shall use commercially reasonable efforts to (i) ensure that the Series C Exchange Offer is consummated prior to the Closing and (ii) seek maximum participation of the holders of Series C Preferred Stock (other than IEH and its Affiliates) in the Series C Exchange Offer. The IEH Parties shall not, and shall cause their controlled Affiliates not to, participate in the Series C

Exchange Offer. Enzon shall afford IEH a reasonable opportunity to review and comment on any documents to be filed with the SEC or any other Governmental Entity in connection with the Series C Exchange Offer.
4.3.   Assuming the accuracy of the representations and warranties of the IEH Parties in Section 6 and subject to the filings described in Section 7.7 herein, the Enzon Common Stock issuable in connection with the IEH Share Exchange and the Series C Exchange Offer will be issued in compliance with all applicable federal and state securities laws.
5.   Registration Statement/Consent Solicitation Statement.   Prior to the filing of the Registration Statement/Consent Solicitation Statement (or any amendment or supplement thereto) with the SEC, the Merger Agreement Parties shall provide IEH with a reasonable opportunity to review and comment on the Registration Statement/Consent Solicitation Statement (or any amendment or supplement thereto) in advance (including the proposed final version of such document) and consider in good faith any reasonable comments provided by IEH or its representatives with respect to any of the disclosures proposed to be included in the Registration Statement/Consent Solicitation Statement (or any amendment or supplement thereto), including disclosures regarding or involving any of the IEH Parties. The Merger Agreement Parties shall promptly provide copies to IEH of any written comments received from the SEC with respect to the Registration Statement/Consent Solicitation Statement and promptly advise IEH of any oral comments received from the SEC. Prior to mailing the Consent Solicitation Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Merger Agreement Parties shall provide IEH with a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response) and consider in good faith any comments provided by IEH or its representatives with respect to any of the disclosures proposed to be included in such document or response, including disclosures regarding or involving any of the IEH Parties.
6.   Representations, Warranties and Covenants of the IEH Parties.   Each IEH Party hereby represents and warrants to Enzon and Viskase as follows:
6.1.   IEH is a limited partnership duly organized and validly existing and in good standing under the laws of the State of Delaware. The other IEH Parties are duly organized and validly existing and in good standing under the laws of the state in which such IEH Party is organized.
6.2.   Such IEH Party has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. With respect to such IEH Party that is a corporation or other entity, the execution and delivery by such IEH Party of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action of such IEH Parties. This Agreement has been duly executed and delivered by such IEH Party and, assuming the due authorization, execution and delivery of this Agreement by Enzon, Viskase and the other IEH Parties, constitutes the legal, valid and binding obligation of such IEH Party, enforceable against it in accordance with its terms, except as limited by the Bankruptcy and Equity Exception.
6.3.   Subject to the accuracy of the representations and warranties of Enzon contained in Section 7.4, the execution and delivery of this Agreement by such IEH Party and the performance of its obligations hereunder will not: (a) with respect to such IEH Party that is a corporation or other entity, conflict or violate any provision of (i) the Organizational Documents of such IEH Party or (ii) the Organizational Documents of any of such IEH Party’s Subsidiaries, (b) violate any Law or Order applicable to such IEH Party or any of its Subsidiaries, (c) violate or constitute a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, or cancellation of any obligation or to the loss of any benefit pursuant to, any of the terms or provisions of any Contract to which such IEH Party or any of its Subsidiaries is a party or accelerate such IEH Party’s or, if applicable, any of its Subsidiaries’ obligations under any such Contract or (d) result in the creation of any Lien (other than a Permitted Lien) on any properties or assets of such IEH Party or any of its Subsidiaries, except, in the case of clause (a), (b), (c) and (d), for any breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be expected to impair the ability of such IEH Party to perform its obligations under this Agreement on a timely basis.

6.4.   As of the date hereof, (a) each IEH Party owns the number and class of shares of Enzon Common Stock and Viskase Common Stock that appear across from its name on Schedule I to this Agreement and (b) the IEH Parties each have the sole and unencumbered right to vote all of the Enzon Shares that they own.
6.5.   Except as contemplated by this Agreement and the Merger Agreement, such IEH Party has not entered into any tender, voting or other agreement or arrangement with respect to any Enzon Shares or entered into any other contract relating to the voting of any Enzon Shares. Any and all proxies in respect of the Enzon Shares are revocable, and such proxies either have been revoked prior to the date hereof or are hereby revoked.
6.6.   As of the date hereof, there is no Proceeding pending or, to the knowledge of such IEH Party, threatened against or affecting such IEH Party that, individually or in the aggregate, would reasonably be expected to impair the ability of such IEH Party to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement on a timely basis.
6.7.   Such IEH Party hereby (a) authorizes Enzon and Viskase to publish and disclose in any announcement or disclosure in connection with the transactions contemplated by the Merger Agreement, including the Registration Statement/Consent Solicitation Statement and any other applicable filings under the Exchange Act or the Securities Act, its identity and ownership of the Enzon Shares and the nature of its obligations under this Agreement, and (b) agrees to reasonably cooperate with Enzon and Viskase in connection with such filings.
6.8.   Such IEH Party agrees that it shall promptly furnish to Enzon and Viskase any information that Enzon or Viskase may reasonably request for the preparation of any such announcement, disclosure or other applicable filings. None of the information supplied or to be supplied by such IEH Party specifically for inclusion or incorporation by reference in the Registration Statement/Consent Solicitation Statement will, at the time the Registration Statement/Consent Solicitation Statement is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Such IEH Party hereby agrees that it shall promptly notify Enzon and Viskase of any required corrections with respect to any written information supplied by it specifically for use in any such announcement, disclosure or other applicable filings, if and to the extent that any such information contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by such IEH Party with respect to statements made or incorporated by reference therein based on information supplied by Enzon or Viskase specifically for inclusion or incorporation by reference in the Registration Statement/Consent Solicitation Statement.
6.9.   As of the date hereof, none of such IEH Party or its “affiliates” or “associates” is restricted from engaging in a “business combination” with Enzon pursuant to Section 203 of the DGCL (with the meaning of each foregoing word in quotation marks as defined in Section 203 of the DGCL).
7.   Representations, Warranties and Covenants of Enzon.   Enzon hereby represents and warrants to Viskase and the IEH Parties as follows:
7.1.   Enzon is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware.
7.2.   Enzon has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Enzon of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action of Enzon. This Agreement has been duly executed and delivered by Enzon and, assuming the due authorization, execution and delivery of this Agreement by Viskase and the IEH Parties, constitutes the legal, valid and binding obligation of Enzon, enforceable against it in accordance with its terms, except as limited by the Bankruptcy and Equity Exception.

7.3.   The execution and delivery of this Agreement by Enzon and the performance of its obligations hereunder will not (a) conflict or violate any provision of (i) the Organizational Documents of Enzon or (ii) the Organizational Documents of any Subsidiary of Enzon, (b) violate any Law or Order applicable to Enzon or any of its Subsidiaries, (c) violate or constitute a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, or cancellation of any obligation or to the loss of any benefit pursuant to, any of the terms or provisions of any Contract to which Enzon or any of its Subsidiaries is a party or accelerate the obligations of Enzon or, if applicable, any of its Subsidiaries under any such Contract or (d) result in the creation of any Lien (other than a Permitted Lien) on any properties or assets of Enzon or any of its Subsidiaries, except, in the case of clause (a), (b), (c) and (d), for any breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be expected to impair the ability of Enzon to perform its obligations under this Agreement on a timely basis.
7.4.   All of the members of the Board of Directors of Enzon who are not affiliated or associated with the IEH Parties have approved the Merger Agreement and this Agreement, the Merger and the other transactions contemplated by this Agreement and the Merger Agreement.
7.5.   Assuming the accuracy of the representations and warranties set forth in Section 6.9, no “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to Enzon by reason of this Agreement, the Merger Agreement, the Merger or any of the transactions contemplated hereby or thereby.
7.6.   The Enzon Exchange Stock, when issued, exchanged and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free and clear of all Liens other than any liens or encumbrances created by or imposed by and IEH Party.
7.7.   Assuming the accuracy of the representations and warranties made by the IEH Parties in Section 6, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity is required on the part of Enzon in connection with the Icahn Share Exchange, except for (a) compliance with any applicable requirements of the Exchange Act, the Securities Act and any other applicable U.S. state or federal securities, or Takeover Law and (b) compliance with any applicable rules of OTC.
8.   Representations, Warranties and Covenants of Viskase.   Viskase hereby represents and warrants to Enzon and the IEH Parties as follows:
8.1.   Viskase is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware.
8.2.   Viskase has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Viskase of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action of Viskase. This Agreement has been duly executed and delivered by Viskase and, assuming the due authorization, execution and delivery of this Agreement by Enzon and the IEH Parties, constitutes the legal, valid and binding obligation of Viskase, enforceable against it in accordance with its terms, except as limited by the Bankruptcy and Equity Exception.
8.3.   The execution and delivery of this Agreement by Viskase and the performance of its obligations hereunder will not (a) conflict or violate any provision of (i) the Viskase Organizational Documents or (ii) the Organizational Documents of any of Viskase’s Subsidiaries, (b) violate any Law or Order applicable to Viskase or any of its Subsidiaries, (c) violate or constitute a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, or cancellation of any obligation or to the loss of any benefit pursuant to, any of the terms or provisions of any Contract to which Viskase or any of its Subsidiaries is a party or accelerate Viskase’s or, if applicable, any of its Subsidiaries’ obligations under any such Contract or (d) result in the creation of any Lien (other than a Permitted Lien) on any properties or assets of Viskase or any of its Subsidiaries, except, in the case of clause (a), (b), (c) and (d), for any breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be expected to impair the ability of Viskase to perform its obligations under this Agreement on a timely basis.
8.4.   No Takeover Laws apply or will apply to Viskase by reason of this Agreement, the Merger Agreement, the Merger or any of the transactions contemplated hereby or thereby.
9.   Stockholder Litigation.
9.1.   Viskase shall provide IEH with prompt notice (in accordance with this Agreement) of any stockholder litigation or claim against Viskase or any of its directors or officers relating to this Agreement, the Merger Agreement, the Merger or any of the other agreements, transactions or filings contemplated by this Agreement or the Merger Agreement (“Viskase Transaction Litigation”) and, subject to applicable law, shall provide IEH copies of all material pleadings with respect thereto. If any IEH Party or any of their respective officers, directors or managers is also, and remains, a party to any Viskase Transaction Litigation, (a) Viskase shall (and shall cause each of its directors and officers to) consult with IEH with respect to the defense, settlement and prosecution of such Viskase Transaction Litigation and shall consider in good faith IEH’s advice with respect to such Viskase Transaction Litigation and (b) Viskase may not compromise, settle or come to an arrangement regarding, or offer or agree to compromise, settle or come to an arrangement regarding, such Viskase Transaction Litigation without the prior written consent of IEH (which consent shall not be unreasonably withheld, conditioned or delayed).
9.2.   Enzon shall provide IEH with prompt notice (in accordance with this Agreement) of any stockholder litigation or claim against Enzon or any of its directors or officers relating to this Agreement, the Merger Agreement, the Merger or any of the other agreements, transactions or filings contemplated by this Agreement or the Merger Agreement (“Enzon Transaction Litigation”) and, subject to applicable law, shall provide IEH copies of all material pleadings with respect thereto. If any IEH Party or any of their respective officers, directors or managers is also, and remains, a party to any Enzon Transaction Litigation, (a) Enzon shall (and shall cause each of its directors and officers to) consult with IEH with respect to the defense, settlement and prosecution of such Enzon Transaction Litigation and shall consider in good faith IEH’s advice with respect to such Enzon Transaction Litigation and (b) Enzon may not compromise, settle or come to an arrangement regarding, or offer or agree to compromise, settle or come to an arrangement regarding, such Enzon Transaction Litigation without the prior written consent of IEH (which consent shall not be unreasonably withheld, conditioned or delayed).
9.3.   The IEH Parties shall provide both Viskase and Enzon with prompt notice (in accordance with this Agreement) of any stockholder litigation or claim against any IEH Party or any of their respective officers, directors or managers relating to this Agreement, the Merger Agreement, the Merger or any of the other agreements, transactions or filings contemplated by this Agreement or the Merger Agreement (“IEH Transaction Litigation”) and, subject to applicable law, shall provide Viskase and Enzon copies of all material pleadings with respect thereto. If Viskase or any of its directors or officers is also, and remains, a party to any IEH Transaction Litigation, (a) each IEH Party shall (and shall cause its respective officers, directors or managers to) consult with Viskase with respect to the defense, settlement and prosecution of such IEH Transaction Litigation and shall consider in good faith Viskase’s advice with respect to such IEH Transaction Litigation and (b) no IEH Party may compromise, settle or come to an arrangement regarding, or offer or agree to compromise, settle or come to an arrangement regarding, such IEH Transaction Litigation without the prior written consent of Viskase (which consent shall not be unreasonably withheld, conditioned or delayed). If Enzon or any of its directors or officers is also, and remains, a party to any IEH Transaction Litigation, (a) each IEH Party shall (and shall cause its respective officers, directors or managers to) consult with Enzon with respect to the defense, settlement and prosecution of such IEH Transaction Litigation and shall consider in good faith Enzon’s advice with respect to such IEH Transaction Litigation and (b) no IEH Party may compromise, settle or come to an arrangement regarding, or offer or agree to compromise, settle or come to an arrangement regarding, such IEH Transaction Litigation without the prior written consent of Enzon (which consent shall not be unreasonably withheld, conditioned or delayed).

10.   Modifications, Amendments and Waivers of the Merger Agreement.   Each of the Merger Agreement Parties agrees not to modify, amend or waive (a) the provisions of Article 1, Section 7.10, Article 8, Article 9 or Article 10 of the Merger Agreement or Exhibit A thereto or (b) any other provision of the Merger Agreement in a manner inconsistent with Article 1, Section 7.10, Article 8, Article 9 or Article 10 of the Merger Agreement or Exhibit A or (c) any other provision of the Merger Agreement in a manner that could reasonably have an adverse impact on IEH or its Affiliates at any time without the express prior written consent of IEH (which consent shall not be unreasonably withheld, conditioned or delayed).
11.   Notices under the Merger Agreement.   Each of the Merger Agreement Parties shall deliver a copy of any notice, request, instruction or other communication or document it gives or makes under the Merger Agreement concurrently to IEH and its counsel in accordance with Section 19.4.
12.   Third Party Beneficiaries of Section 7.13 of the Merger Agreement.   Each of the Merger Agreement Parties agrees that each of the IEH Parties shall be a third-party beneficiary of Section 7.13 of the Merger Agreement, entitled to enforce such section in accordance with its terms.
13.   Termination.   Other than Sections 7.4, 9, 13 and 19, which shall survive any termination of this Agreement, this Agreement shall terminate and shall have no further force or effect immediately as of and following the Expiration Time. Notwithstanding the foregoing, nothing herein shall relieve any party hereto from liability for any breach of this Agreement that occurred prior to such termination; provided, however, that notwithstanding anything to the contrary contained herein, the IEH Parties will not be liable for any money damages for any breach of this Agreement, other than as a result of actual fraud or a willful and material breach by the IEH Parties of this Agreement.
14.   Duties.   The IEH Parties are entering into this Agreement solely in their capacities as Beneficial Owners of the Enzon Shares and the Enzon Preferred Shares or as an officer, director, manager, member, settlor, beneficiary or trust of such Beneficial Owners and nothing in this Agreement shall apply to any Person serving in his or her capacity as a director or officer of Enzon.
15.   No Ownership Interest.   Nothing contained in this Agreement shall be deemed to vest in Enzon or Viskase any direct or indirect ownership or incidence of ownership of or with respect to the Enzon Shares or Enzon Preferred Shares, as applicable. All rights, ownership and economic benefits of and relating to the Enzon Shares and Enzon Preferred Shares shall remain vested in and belong to the IEH Parties, and neither Enzon nor Viskase shall have the authority to direct the IEH Parties in the voting or disposition of any Enzon Shares or Enzon Preferred Shares, as applicable, except as otherwise expressly provided herein.
16.   No Obligation to Exercise.   No provision of this Agreement shall require the IEH Parties to exercise any option, warrant, convertible security or other security or contract right convertible into shares of Enzon Common Stock or Viskase Common Stock (other than in connection with Section 4 and the Proposed Enzon Actions); provided, for the avoidance of doubt, that upon any such exercise, the shares of Enzon Voting Stock or Viskase Common Stock, as applicable, acquired by the IEH Parties pursuant thereto shall be Enzon Shares for all purposes hereunder.
17.   Covenant Not to Sue.   Each IEH Party, for itself and on behalf of each of its Affiliates, officers, directors, managers, employees, members, stockholders, agents, successors and assigns, covenants and agrees to the fullest extent permitted by Law, that neither such IEH Party nor any other such Person will sue, commence, assert, bring or file in any court or other tribunal, in any jurisdiction, any Proceeding against Enzon, Merger Sub, Viskase, the Surviving Corporation and their respective Affiliates, and each of their respective successors, assigns, directors, officers, employees, agents, partners, equity holders and representatives (collectively, the “Covered Persons”) in connection with the Merger Agreement or the transactions contemplated thereby, including the Merger and the Proposed Enzon Actions; provided, however, that this Section 17 shall not apply (a) with respect to the rights or obligations of any Covered Person under the Merger Agreement or this Agreement or (b) in the event of actual fraud or willful misconduct.
18.   Private Placement Agreement.   Viskase and IEH hereby agree that the certain Private Placement Agreement, dated as of October 9, 2020, by and between Viskase and IEH, shall be terminated and of no force or effect automatically upon the occurrence of the Effective Time without any additional action of the parties thereto.

19.   Miscellaneous.
19.1.   Further Assurances.   Enzon, Viskase and each IEH Party will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions necessary to comply with its obligations under this Agreement.
19.2.   Assignment.   No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of each of Enzon, Viskase and IEH, and any such attempted assignment without such prior written consent shall be void and of no force and effect. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto. Any purported direct or indirect assignment in violation of this Section 19.2 shall be null and void ab initio.
19.3.   Amendments and Waivers.   No amendment, modification or discharge of this Agreement, and no waiver hereunder, and no extension of time for the performance of any of the obligations hereunder, shall be valid or binding unless set forth in writing and duly executed by the parties. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of any party granting any waiver in any other respect or at any other time. The waiver by any party of a breach of, or a default under, any of the provisions hereof, or to exercise any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. Except as expressly provided in this Agreement, the rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.
19.4.   Notices.   All notices, requests, instructions or other communications or documents to be given or made hereunder by any party to the other parties to this Agreement shall be in writing and (a) served by personal delivery upon the party for whom it is intended, (b) by an internationally recognized overnight courier service upon the party for whom it is intended or (c) sent by e-mail, provided that a hard copy is also sent in accordance with the delivery methods set forth in clause (a) or (b) of this Section 19.4:
(i)
if to Enzon, to:

Enzon Pharmaceuticals, Inc.
20 Commerce Drive, Suite 135
Cranford, NJ 07016
E-mail:
rlfeinsteincpa@enzon.com

Attention:
Richard L. Feinstein

Copy to (such copy not to constitute notice):
Brownstein Hyatt Farber Schreck, LLP
675 15th Street, Suite 2900
Denver, CO 80202
E-mail:
aagron@bhfs.com
eleitch@bhfs.com

Attention:
Adam J. Agron
Evan J. Leitch

Copy to (such copy not to constitute notice):
Thompson Hine, LLP
300 Madison Avenue, 27th Floor
New York, NY 10017
E-mail:
Todd.Mason@ThompsonHine.com

Attention:
Todd E. Mason

(ii)
if to Viskase, to:

Viskase Companies, Inc.
333 East Butterfield Road Suite 400
Lombard, IL 60148-5679
Email:
tim.feast@viskase.com

Attention:
Timothy P. Feast, President & CEO

with a copy (which shall not constitute notice) to:
Viskase Companies, Inc.
333 East Butterfield Road Suite 400
Lombard, IL 60148-5679
Email:
joe.king@viskase.com

Attention:
Joseph D. King, Senior Vice President, General Counsel and Secretary

with a copy (which shall not constitute notice) to:
Troutman Pepper Locke LLP
875 Third Avenue
New York, NY 10022
Email:
steven.khadavi@troutman.com

Attention:
Steven Khadavi

(iii)
if to the IEH Parties, to:

Icahn Enterprises Holdings L.P.
16690 Collins Ave, PH-1
Sunny Isles Beach, FL 33160
Email:
Jlynn@sfire.com

Attention:
Jesse Lynn, General Counsel

with a copy (which shall not constitute notice) to:
Proskauer Rose LLP
Eleven Times Square
New York, NY 10036
Email:
JApfelroth@proskauer.com
LRambo@proskauer.com

Attention:
Joshua A. Apfelroth
Louis E. Rambo

Any party may change its address for the purpose of this Section 19.4 by giving the other party written notice of its new address in the manner set forth above. Any notice, request, instruction or other communication or document given as provided above shall be deemed given to the receiving party (x) upon actual receipt, if delivered personally, (y) on the second (2nd) Business Day after deposit with an overnight courier, if sent by an overnight courier, or (z) upon confirmation of successful transmission if sent by email. Copies to outside counsel are for convenience only.
19.5.   Governing Law; Jurisdiction; Specific Performance.
(a)   This Agreement shall be construed, performed and enforced in accordance with, and governed by, the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party(ies) hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, any state or federal court within the State of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the courts set forth in this paragraph and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than such courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 19.4; provided, that nothing herein shall affect the right of any party to serve legal process in any other matter permitted by Law.
(b)   EACH PARTY HERETO HEREBY ON BEHALF OF ITSELF AND ITS SUBSIDIARIES IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE ANY OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 19.5.
(c)   The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed, or were threatened not to be performed, in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative, except, in each case, as may be limited by Section 9.2 of the Merger Agreement). Any requirements for the securing or posting of any bond in connection with or as a condition to obtaining any such remedy are waived. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any person at law or in equity.
19.6.   Interpretation.   The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

19.7.   Entire Agreement; No Other Representations.   This Agreement, the Merger Agreement and the Confidentiality Agreement and the exhibits and schedules hereto and thereto contain the entire understanding among the parties hereto with respect to the matters contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such matters.
19.8.   No Third-Party Beneficiaries.   Except for Covered Persons under Section 17, who shall be express third-party beneficiaries of Section 17, nothing in this Agreement is intended to confer, or does confer, any rights or remedies under or by reason of this Agreement on any Persons other than the parties hereto and their respective successors and permitted assigns.
19.9.   Expenses.   All fees and expenses incurred in connection with this Agreement and the obligations hereunder, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses.
19.10.   Severability.   In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, all of the other provisions of this Agreement shall remain in full force and effect, with no effect on the validity or enforceability of such other provisions. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.
19.11.   Counterparts.   This Agreement may be executed in counterparts, (including by facsimile, “.pdf” files or other electronic transmission) each of which shall be deemed an original, but all of which when taken together shall constitute the same instrument.
19.12.   Affiliated Entities.   To the extent that any Controlled Affiliate of any IEH Party is a stockholder of Enzon or Viskase, such IEH Party shall cause such Controlled Affiliate to comply with all obligations under this Agreement applicable to the IEH Parties and the IEH Parties, and in furtherance of the foregoing, if any Controlled Affiliate of an IEH Party becomes a Beneficial Owner of Enzon Shares or Enzon Preferred Shares, as applicable, on or after the date hereof, (a) such IEH Party shall give each of Enzon and Viskase written notice thereof in advance of such Controlled Affiliate becoming a Beneficial Owner and (b) such Controlled Affiliate shall, and the applicable IEH Party shall cause such Controlled Affiliate to, promptly (and in advance of such Controlled Affiliate becoming a Beneficial Owner, if reasonably practicable) execute a joinder to this Agreement substantially in the form of Annex I, and to execute any and all documents or instruments and take such other actions required, or otherwise reasonably requested by Enzon or Viskase, to ensure that such Controlled Affiliate is subject to the obligations under this Agreement applicable to the IEH Parties and the IEH Parties and that such Enzon Shares are subject to this Agreement (provided, that any failure to execute such documents or instruments or take such other actions shall not affect such obligations hereunder).
[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.
ENZON PHARMACEUTICALS, INC.
By:
/s/ Richard L. Feinstein

Name:
Richard L. Feinstein

Title:
Chief Executive Officer, Chief Financial Officer and Secretary

[Signature Page to Support Agreement]

VISKASE COMPANIES, INC.
By:
/s/ Carolyn Zhang

Name: Carolyn Zhang
Title:   Vice President & Chief Financial Officer
[Signature Page to Support Agreement]

ICAHN ENTERPRISES HOLDINGS L.P.
By:
Icahn Enterprises G.P. Inc., its sole general partner

By:
/s/ Ted Papapostolou

Name: Ted Papapostolou
Title:   Chief Financial Officer
[Signature Page to Support Agreement]

AMERICAN ENTERTAINMENT PROPERTIES CORP.
By:
/s/ Ted Papapostolou

Name: Ted Papapostolou
Title:   Chief Financial Officer
[Signature Page to Support Agreement]

ICAHN PARTNERS LP
By:
/s/ Jesse Lynn

Name: Jesse Lynn
Title:   Chief Operating Officer
[Signature Page to Support Agreement]

ICAHN PARTNERS MASTER FUND LP
By:
/s/ Jesse Lynn

Name: Jesse Lynn
Title:   Chief Operating Officer
[Signature Page to Support Agreement]

Schedule I
SHARES OF VISKASE COMMON STOCK, ENZON VOTING COMMON STOCK &
ENZON SERIES C PREFERRED STOCK HELD BY THE IEH PARTIES AS OF THE DATE HEREOF
IEH Party	Viskase Common Stock
AEP	100,664,375
IEH Party	Enzon Voting Common Stock	Enzon Series C Preferred Stock	Total
IPLP	21,132,725	22,975	21,155,700
IPMF	14,923,911	16,302	14,940,213
Total	36,056,636	39,277	36,095,913

Exhibit A
FORM OF ENZON WRITTEN CONSENT

Annex I
FORM OF JOINDER
JOINDER TO SUPPORT AGREEMENT
The undersigned has executed this Joinder to Support Agreement (this “Joinder”) as of the      day of            ,      , to join as a party in, and be subject to, that certain Support Agreement (the “Agreement”), dated [• ], 2025, by and among Enzon Pharmaceuticals, Inc., a Delaware corporation, Viskase Companies, Inc., a Delaware corporation, Icahn Enterprises Holdings L.P., a Delaware Limited Partnership, American Entertainment Properties Corp., a Delaware corporation, Icahn Partners LP, a Delaware limited partnership and Icahn Partners Master Fund LP, a Delaware limited partnership, and intending to be legally bound, hereby agrees to become a party to, and be bound in all respects by, the Agreement with respect to [    ] shares of Enzon Shares transferred from [Transferor] to [Transferee] on [       ], 202[•]. Neither this Joinder nor any associated transfer of any Enzon Shares shall in any way limit or modify the transferor’s liability hereunder, and, in addition to the transferee, the transferor shall be liable for any damages recoverable under the Agreement from the transferee. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Agreement.
[     ]
By:

Name:
Title:
Address for Notices:
With copies to:

Annex B-1
FIRST AMENDMENT TO THE SUPPORT AGREEMENT
This FIRST AMENDMENT TO THE SUPPORT AGREEMENT (this “Amendment”), dated as of October 24, 2025, is by and among Enzon Pharmaceuticals, Inc., a Delaware corporation (“Enzon”), Viskase Companies, Inc., a Delaware corporation (“Viskase”), Icahn Enterprises Holdings L.P., a Delaware limited partnership (“IEH”), American Entertainment Properties Corp., a Delaware corporation (“AEP”), Icahn Partners LP, a Delaware limited partnership (“IPLP”), and Icahn Partners Master Fund LP, a Delaware limited partnership (“IPMF,” and together with IEH, AEP, and IPLP, the “IEH Parties”). Capitalized terms used but not otherwise defined in herein shall have the meanings assigned to such terms in the Support Agreement (as defined below).
RECITALS
WHEREAS, Enzon, Viskase and the IEH Parties (collectively, the “Parties”) entered into that certain Support Agreement, dated as of June 20, 2025 (as may be amended, modified or supplemented from time to time, the “Support Agreement”);
WHEREAS, concurrently with the execution and delivery of this Amendment, and as a condition and inducement to the Parties’ willingness to enter into this Amendment, Enzon, Viskase and EPSC Acquisition Corp., a Delaware corporation are entering into an amendment to the Merger Agreement in the form attached hereto as Exhibit A (the “Merger Agreement Amendment”), pursuant to which, among other things, the parties thereto agreed to certain modifications to the Merger Agreement corresponding to the modifications made to the Support Agreement by this Amendment; and
WHEREAS, each of the Parties desires to amend the Support Agreement in accordance with Section 19.3 thereof as set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I
AMENDMENTS TO THE SUPPORT AGREEMENT
Section 1.1   Amendments to Section 1.1 of the Support Agreement.   Section 1.1 of the Support Agreement is hereby amended as follows:
(a)
Section 1.1 of the Support Agreement is hereby amended by deleting the definition of “IEH Exchange Adjustment” in its entirety.

(b)
Section 1.1 of the Support Agreement is hereby amended by deleting the definition of “Enzon 20-Day VWAP” and replacing it in its entirety with the following:

“Enzon 20-Day VWAP” shall mean the price equal to the average of the volume-weighted average price of Enzon Common Stock on the “OTCQB tier” of OTC (as reported by Bloomberg or, if not reported thereby, in another authoritative source mutually selected by Enzon, Viskase and IEH) for the last twenty (20) Trading Days prior to (and including) October 24, 2025, rounded down to the nearest 1/100th of a penny (as adjusted to take into account the Reverse Stock Split, to the extent the Reverse Stock Split is effectuated prior to the date of the relevant issuance of Enzon Common Stock).
Section 1.2   Amendment to Section 4.1 of the Support Agreement.   Section 4.1 of the Support Agreement is hereby amended by deleting Section 4.1 of the Support Agreement and replacing it in its entirety with the following:
“4.1. Immediately prior to the Closing, each IEH Party shall deliver to Enzon each share of Enzon Series C Preferred Stock Beneficially Owned by such IEH Party, and Enzon shall, in exchange

B-1-1

therefor, deliver to the IEH Parties a number of shares of Enzon Common Stock equal to (A) the aggregate Liquidation Preference of the shares of Enzon Series C Preferred Stock Beneficially Owned by such IEH Party divided by (B) the Enzon 20-Day VWAP (the “IEH Share Exchange”, and the shares of Enzon Common Stock issued in the IEH Share Exchange, the “Enzon Exchange Stock”). In connection with the IEH Share Exchange, Enzon shall (a) retire and cancel the Shares of Enzon Series C Preferred Stock delivered by the IEH Parties to Enzon, (b) cause Enzon’s transfer agent to issue to the IEH Parties, in book-entry form, the Enzon Exchange Stock issuable to the IEH Parties pursuant to the IEH Share Exchange, and (c) use commercially reasonable efforts to ensure that Enzon’s Cash on Hand at Closing is not less than $40,000,000; provided that this Section 4.1(c) shall not prevent Enzon from paying customary and reasonable expenses incurred in connection with the transactions contemplated by the Merger Agreement or hereby.”
Section 1.3   Amendment to References to the Merger Agreement.   Each reference in the Support Agreement to “the Merger Agreement” or other terms referring to the Merger Agreement shall refer to the Merger Agreement as may be amended, modified or supplemented from time to time.
ARTICLE II
MISCELLANEOUS
Section 2.1   No Other Amendments.   Except to the extent that any provisions of the Support Agreement are expressly amended by this Amendment, all terms and conditions of the Support Agreement shall remain in full force and effect, and, to the extent applicable, such terms shall apply to this Amendment as if it formed a part of the Support Agreement. In the event of any inconsistency or contradiction between the terms of this Amendment and the Support Agreement, the provisions of this Amendment shall prevail and control.
Section 2.2   References to the Support Agreement.   After giving effect to this Amendment, each reference in the Support Agreement to “this Agreement,” “hereof,” “herein,” “herewith,” “hereunder” and words of similar import shall refer to the Support Agreement as amended by this Amendment. No reference to this Amendment need be made in any instrument or document at any time referring to the Support Agreement, and a reference to the Support Agreement in any such instrument or document shall be deemed to be a reference to the Support Agreement as amended by this Amendment.
Section 2.3   General Provisions.   The provisions of Section 19 (Miscellaneous) of the Support Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Support Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.
*   *   *

B-1-2

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered as of the date first written above.
ENZON PHARMACEUTICALS, INC.
By
/s/ Richard L. Feinstein

Name:
Richard L. Feinstein

Title:
Chief Executive Officer, Chief Financial Officer and Secretary

VISKASE COMPANIES, INC.
By
/s/ Carolyn Zhang

Name:
Carolyn Zhang

Title:
Vice President & Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By:
Icahn Enterprises G.P. Inc., its sole general partner

By
/s/ Ted Papapostolou

Name:
Ted Papapostolou

Title:
Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.
By
/s/ Ted Papapostolou

Name:
Ted Papapostolou

Title:
Chief Financial Officer

ICAHN PARTNERS LP
By
/s/ Jesse Lynn

Name:
Jesse Lynn

Title:
Chief Operating Officer

ICAHN PARTNERS MASTER FUND LP
By
/s/ Jesse Lynn

Name:
Jesse Lynn

Title:
Chief Operating Officer

[Signature Page to Amendment to Support Agreement]

B-1-3

EXHIBIT A
Merger Agreement Amendment
[intentionally omitted]

B-1-4

Annex C
October 21, 2025
The Special Committee of the Board of Directors
Enzon Pharmaceuticals, Inc.
20 Commerce Drive, Suite 135
Cranford, NJ 07016
Dear Special Committee:
A.G.P./Alliance Global Partners, Incorporated (“A.G.P.” or “we”) understands that Enzon Pharmaceuticals, Inc. (the “Company” or “Enzon”) is considering entering into a First Amendment to the Agreement and Plan of Merger (such amendment, the “Amendment” and, such agreement and plan of merger, as amended by the Amendment, the “Amended Merger Agreement”) with Viskase Companies, Inc. (“Viskase”) and EPSC Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of the Company. It is our understanding that, pursuant to the Amended Merger Agreement, among other things, Merger Sub will merge with and into Viskase (the “Merger”), with Viskase continuing as the surviving corporation and a wholly owned subsidiary of Enzon, and, at the Effective Time (as defined in the Amended Merger Agreement), by virtue of the Merger, each share of common stock of Viskase, par value $0.01 per share (“Viskase Common Stock”), issued and outstanding immediately prior to the Effective Time, except for Cancelled Shares and Dissenting Viskase Shares (each as defined in the Amended Merger Agreement), will automatically be converted into the right to receive a number of shares of common stock of Enzon, par value $0.01 per share (“Enzon Common Stock”), equal to (i) the Viskase Closing Share Number (as defined in the Amended Merger Agreement and further described below), divided by (ii) the number of shares of Viskase Common Stock issued and outstanding as of immediately prior to the Effective Time. It is our understanding that the Amended Merger Agreement provides that the Viskase Closing Share Number will equal (i) the number of shares of Enzon Common Stock issued and outstanding as of immediately prior to the Effective Time, divided by 0.45, minus (ii) the number of shares of Enzon Common Stock issued and outstanding as of immediately prior to the Effective Time. Such number of shares of Enzon Common Stock for one share of Viskase Common Stock is referred to herein as the “Exchange Ratio.” It is our further understanding that (a) Icahn Enterprises Holdings L.P., certain affiliates thereof, Enzon and Viskase have entered into a support agreement (as amended, the “IEH Support Agreement”) pursuant to which, among other things, immediately prior to the closing of the Merger, each IEH Party (as defined in the IEH Support Agreement) will exchange its shares of Series C Non-Convertible Redeemable Preferred Stock of Enzon, par value $0.01 per share (“Enzon Series C Preferred Stock”), for a number of shares of Enzon Common Stock equal to (A) (x) the aggregate Liquidation Preference of such shares of Enzon Series C Preferred Stock, divided by (B) the Enzon 20-Day VWAP (as defined in the IEH Support Agreement) (the “IEH Share Exchange”), and (b) immediately prior to the closing of the Merger, all other outstanding shares of Enzon Series C Preferred Stock will be either converted into shares of Enzon Common Stock or redeemed for cash.
At the direction of the Company and without independent verification, we have relied upon and assumed for purposes of our analyses and this Opinion (as defined below), that, based on the Exchange Ratio, (a) the number of shares of Enzon Common Stock to be issued by the Company in the Merger for shares of Viskase Common Stock will be equal to 55% of the total number of shares of Enzon Common Stock issued and outstanding upon consummation of the Merger and (b) the number of shares of Enzon Common Stock issued and outstanding as of immediately prior to the Effective Time will be equal to 45% of the total number of shares of Enzon Common Stock issued and outstanding upon consummation of the Merger.

The Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of the Company has requested that A.G.P. render an opinion as to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the Merger pursuant to the Amended Merger Agreement (the “Opinion”).
In rendering our Opinion, we have, among other things:
(i)
reviewed the original Agreement and Plan of Merger, dated as of June 20, 2025, and a draft dated October 20, 2025 of the Amendment;

(ii)
reviewed the audited consolidated financial statements of Enzon contained in its Annual Reports on Form 10-K for the years ended December 31, 2023, and December 31, 2024 as well as unaudited consolidated financial statements of Enzon contained in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025;

(iii)
reviewed the audited consolidated financial statements of Viskase for the years ended December 31, 2023, and December 31, 2024 as well as unaudited consolidated financial statements of Viskase for the quarters ended March 31, 2025 and June 30, 2025;

(iv)
reviewed and discussed with the Company’s management certain other publicly available information concerning the Company;

(v)
reviewed certain non-publicly available information concerning Enzon and Viskase, including internal financial analyses and forecasts for Viskase prepared by its management, and held discussions with the Company’s and Viskase’s respective senior managements regarding recent developments;

(vi)
reviewed publicly available financial and stock market information of certain public companies that were deemed by us to be reasonably comparable to Viskase;

(vii)
reviewed financial terms, to the extent publicly available, of certain transactions that were deemed by us to be reasonably comparable to the Merger; and

(viii)
reviewed publicly available stock market information of Enzon and Viskase, including current and historical market prices and trading volumes of publicly traded shares of Enzon Common Stock and Viskase Common Stock.

The Company has not provided us with any internal financial analyses or forecasts for Enzon. Given the de minimis revenue attributable to Enzon’s legacy intellectual property assets in its most recent fiscal periods, the Company has instructed us to disregard such legacy intellectual property assets for the purposes of evaluating the Exchange Ratio. Accordingly, no meaningful value has been ascribed for such purposes to such legacy intellectual property assets. For purposes of evaluating the Exchange Ratio, we have relied on an implied illustrative pre-Merger value of Enzon based on the closing price of Enzon Common Stock on October 20, 2025 as adjusted for an illustrative merger premium and the aggregate liquidation preference amount for the outstanding shares of Enzon Series C Preferred Stock. Since we have relied on such implied illustrative pre-Merger value of Enzon for purposes of evaluating the Exchange Ratio, we have not performed any financial analyses of Enzon.
In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to or discussed with A.G.P. by or on behalf of the Company or Viskase, or that was otherwise reviewed by A.G.P., and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by Viskase, we have assumed that they have been prepared reasonably and in good faith and are based upon the best currently available estimates and judgments of the management of Viskase as to the matters covered thereby, and we have relied upon such forecasts in our analysis. As you are aware, in light of deterioration in the financial and operating performance of Viskase in the first half of 2025 (which accelerated during the second fiscal quarter of 2025), such forecasts have been revised significantly downward to reflect lower projected future financial results than previously projected by the management of Viskase. We have not been engaged to assess the reasonableness or achievability of such forecasts or the assumptions upon which they are based, and we express no views as to such forecasts or the assumptions on which they are based. We have assumed that the financial and other information that was provided to or discussed with A.G.P. by or on behalf of the Company or Viskase provide a reasonable basis upon which we can form our opinion.
We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Enzon or Viskase since the date of the last financial statements of each company made available to us. We have not made or obtained any independent evaluation, appraisal or physical inspection of either Enzon’s or Viskase’s assets or liabilities, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets. Our Opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company, Viskase or any other party. We express no view or opinion as to Viskase’s ability to comply in the future with its covenant and other obligations under its debt agreement(s) or as to the ability of the Company (if the Merger is consummated) and Viskase to repay or refinance Viskase’s outstanding debt in 2026. We express no view or opinion as to recent covenant breaches by Viskase of its debt agreement(s) (which breaches we understand have been waived) or as to any other developments which resulted in the Amendment.
We have assumed, in all respects material to our analysis, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied without waiver or modification the effect of which would be in any respect material to our analysis. In addition, we have assumed that the definitive Amendment will not differ from the draft we have reviewed in any respect material to our analysis. We have also assumed, in all respects material to our analysis, that the representations and warranties of the parties set forth in the Amended Merger Agreement are and will be true and correct and that the Merger will be consummated substantially on the terms and conditions described in the Amended Merger Agreement, without any waiver of any terms or conditions by the Company or any other party in any respect material to our analysis, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger and related transactions will not have an adverse effect on the Company, Viskase or the Merger in any respect material to our analysis. In addition, we have assumed that any adjustments to the Exchange Ratio pursuant to the Amended Merger Agreement will not be material to this Opinion. We have assumed, in all respects material to our analysis, that the Merger and related transactions will be consummated in a manner that complies with all applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than A.G.P.) as to all legal, reporting, tax, accounting and regulatory matters with respect to the Company, Viskase, the Merger and related transactions, and the Amendment and the Amended Merger Agreement. Our Opinion does not constitute legal, regulatory, accounting, insurance, tax or other similar professional advice.
Our Opinion is limited to whether the Exchange Ratio in the Merger pursuant to the Amended Merger Agreement is fair, from a financial point of view, to the Company, and does not address any other terms, aspects or implications of the Merger or any related transaction, including, without limitation, the form or structure of the Merger or any related transaction or the treatment of Enzon Series C Preferred Stock in connection with the IEH Share Exchange or any other related transaction (including the number of shares of Enzon Common Stock into which shares of Enzon Series C Preferred Stock will convert or the price at which shares of Enzon Series C Preferred Stock will be redeemed). Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Special Committee, the Board or the Company; (ii) the legal, tax or accounting consequences of the Merger or any related transaction on the Company (including, without limitation, whether or not the Merger will qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code); (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to any compensation to the holders of the Company’s securities or relative to the Exchange Ratio; or (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of the Company, Viskase or any other party to any transaction contemplated by the Amended Merger Agreement. A.G.P. does not express any opinion as to what the actual value of Enzon Common Stock will be when issued in the Merger or any related transaction or the prices at which Enzon Common Stock or Viskase Common Stock will trade at any time.
Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company, Viskase or their respective advisors, or information otherwise reviewed by A.G.P., as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that A.G.P. does not have any obligation to update, revise or reaffirm this Opinion. Further, as the Special Committee is aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company, Viskase or the Merger. In addition, we express no view or opinion as to what the actual number of shares of Enzon Common Stock issued in the Merger and related transactions will be.
Our Opinion is provided to the Special Committee (in its capacity as such) for its information and assistance in connection with its consideration of the financial terms of the Merger. Our Opinion does not constitute a recommendation to the Special Committee or the Board as to whether the Special Committee or the Board should vote to approve the Amendment or to any stockholder of the Company or Viskase as to how any such stockholder should vote at any stockholders’ meeting at which the Merger is considered, or whether or not any stockholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger, or exercise any dissenters’ or appraisal rights that may be available to such stockholder. In addition, this Opinion does not compare the relative merits of the Merger with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Special Committee, the Board or the Company to proceed with or effect the Merger (including, without limitation, continuing to proceed with the Merger by way of the Amendment).
A.G.P. is a financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. A.G.P., its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or for the accounts of their customers, in debt or equity securities or loans of the Company or Viskase, or any other company, or any currency or commodity, that may be involved in the Merger or any related transaction, or any related derivative instrument.
We have acted in the past as financial advisor to the Special Committee in connection with certain potential transactions, which included the potential combination of the Company with Viskase, and received a monthly fee for our services during the term of our engagement until its completion in June 2025. In addition, as part of a separate engagement, we received a fee in connection with the rendering of opinion services to the Special Committee in connection with the proposed merger transaction between the Company and Viskase as initially contemplated in June 2025. We will receive a fee upon the delivery of this Opinion, no portion of which is contingent upon either the conclusion herein or consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. A.G.P. may seek to provide investment banking services to the Company or Viskase or their affiliates in the future. As part of our engagement, we have not been requested by the Special Committee to solicit and have not solicited the interest of any other parties with respect to the sale of all or any part of the Company or any other alternative transaction or strategy.
This Opinion was approved by A.G.P.’s fairness opinion committee, a committee of A.G.P. investment banking and other professionals, in accordance with A.G.P.’s customary practice.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio in the Merger pursuant to the Amended Merger Agreement is fair, from a financial point of view, to the Company.
Yours truly,
A.G.P./ALLIANCE GLOBAL PARTNERS
By:
Name: Thomas J. Higgins Title: Managing Director

Annex D

October 22, 2025
Special Committee of the Board of Directors
Viskase Companies, Inc.
333 East Butterfield Road, Suite 400
Lombard, Illinois 60148-5679
To the Special Committee of the Board of Directors:
The special committee of the board of directors (the “Special Committee”) of Viskase Companies, Inc. (“Viskase” or the “Company”) has requested Alvarez & Marsal Valuation Services, LLC (“A&M”) to provide to it A&M’s opinion (the “Opinion”) as to the fairness, from a financial point of view, to the holders of common stock of Viskase (“Viskase Common Stock”), other than Icahn Enterprises, L.P. (“IEP”) and its affiliates, of the Exchange Ratio (as defined below) in the Merger (as defined below), after giving effect to the Related Transactions (as defined below), pursuant to the Amended Agreement (as defined below), without giving effect to any impact of the Merger or the Related Transactions on any particular stockholder other than in its capacity as a stockholder.
1.
Description of the Proposed Transaction

We understand that Viskase proposes to enter into a First Amendment to the Agreement and Plan of Merger (the “Amendment”) among Enzon Pharmaceuticals, Inc. (“Enzon”), EPSC Acquisition Corp. (“Merger Sub”) and Viskase, amending the Agreement and Plan of Merger, dated as of June 20, 2025 (the “Original Agreement” and, the Original Agreement as amended by the Amendment, the “Amended Agreement”), among Enzon, Merger Sub and Viskase. We further understand that pursuant to the Amended Agreement, among other things, (i) Merger Sub will merge (the “Merger”) with Viskase, (ii) Viskase will survive the Merger as a wholly owned subsidiary of Enzon, and (iii) each outstanding share of Viskase Common Stock will be converted into the right to receive a number (the “Exchange Ratio”) of shares of common stock of Enzon (“Enzon Common Stock”), as determined in accordance with the Amended Agreement, after giving effect to the Related Transactions, which you have directed us to assume, for purposes of our analyses and this Opinion, will be equal to 0.07 and will result in the number of shares of Enzon Common Stock to be issued as consideration in the Merger constituting approximately 55.0% of the

Special Committee of the Board of Directors
Viskase Companies, Inc.
October 22, 2025

outstanding shares of Enzon after giving effect to the Related Transactions. We also understand that prior to the Merger (i) all shares of Enzon Common Stock will be combined at a ratio of 1 to 100 (the “Reverse Stock Split”), and (ii) all outstanding shares of Series C non-convertible redeemable preferred stock of Enzon (“Enzon Preferred Stock”) will be (a) exchanged for shares of Enzon Common Stock, in the case of shares of Enzon Preferred Stock held by IEP or its affiliates, or (b) either exchanged for shares of Enzon Common Stock or redeemed for cash, in the case of shares of Enzon Preferred Stock held by any party other than IEP and its affiliates (the “Preferred Exchange”). In addition, we understand that promptly following the Merger, Viskase will be converted to a limited liability company (the “Conversion” and, together with the Preferred Exchange and the Reverse Stock Split, the “Related Transactions” and the Related Transactions, together with the Merger, the “Proposed Transaction”).
2.
Scope of the Analysis

In connection with this Opinion, A&M has, among other things:
a)
Reviewed the Original Agreement and a draft, dated October 21, 2025, of the Amendment;

b)
Reviewed certain publicly available business and historical financial information relating to Viskase and Enzon;

c)
Reviewed certain historical financial information relating to Viskase and Enzon, including (i) audited financial statements for the fiscal years ended December 31, 2020 through December 31, 2024, as well as (ii) unaudited, internally prepared financial statements for the interim year-to-date periods ending:

•
August 31, 2025 and August 31, 2024 for Viskase; and

•
September 30, 2025 and September 30, 2024 for Enzon.

d)
Reviewed certain non-public internal financial information and other data relating to the business and financial prospects for the Company provided to us by the Company, including financial forecasts prepared by management of the Company (“Management’s Forecast”), which include projected utilization of the Company’s net operating losses (“NOLs”);

e)
Reviewed information regarding available federal net operating losses (“Enzon NOLs”) and certain research and development (“R&D”) tax credit carryforwards, and corresponding expiration schedules, for Enzon provided by Enzon management;

f)
Conducted discussions with members of the senior management of Viskase concerning the business, operations, historical financial results, and future prospects of Viskase and Enzon, and the Proposed Transaction;

Special Committee of the Board of Directors
Viskase Companies, Inc.
October 22, 2025

g)
Reviewed a letter dated October 22, 2025 from the management of the Company which made certain representations as to historical financial statements, current financial condition, financial projections and the assumptions underlying such projections for Viskase;

h)
Considered the historical trading price and trading volume of the Viskase Common Stock and the Enzon Common Stock;

i)
Considered the historical trading price and trading volume of publicly traded securities of certain other companies we deemed relevant;

j)
Considered certain financial performance data of Viskase and compared that data with similar data for other companies in lines of business we deemed relevant;

k)
Considered the publicly available financial data and terms of certain transactions involving target companies we deemed relevant; and

l)
Considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as we deemed relevant and appropriate for purposes of this Opinion.

3.
Assumptions, Qualifications, and Limiting Conditions

This Opinion is subject to the following additional qualifications and limitations, with the Special Committee’s consent:
i.
The Special Committee has advised us, and we have relied upon and assumed, that Enzon previously indicated it intended to terminate the Original Agreement based on purported breaches of the Original Agreement by the Company, as a result of which certain conditions to the consummation of the transactions contemplated thereby (collectively, the “Original Proposed Transaction”) could not have been satisfied.

ii.
At the Special Committee’s direction, this Opinion does not address nor does it express any view on (i) the Exchange Ratio as defined in the Original Agreement as compared to the Exchange Ratio as defined in the Amended Agreement, or (ii) the likelihood that the Company would be successful in completing the consummation of the Original Proposed Transaction in accordance with the terms of the Original Agreement.

iii.
In arriving at this Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information that was publicly available or furnished to us by the Company, Enzon and their advisors, or otherwise reviewed by us for purposes of this Opinion, and we have not assumed and we do not assume any responsibility or liability for any such information.

Special Committee of the Board of Directors
Viskase Companies, Inc.
October 22, 2025

iv.
With respect to Management’s Forecast reviewed by us, we have assumed that they have been reasonably prepared on bases reflecting the best currently available information and good faith judgments of the Company’s management as to the future financial performance of Viskase;

v.
With respect to the projected utilization of the Company’s NOLs, we have assumed that they have been reasonably prepared on bases reflecting the best currently available information and good faith judgments of the Company’s management;

vi.
We have assumed, without independent verification, that the consummation of the Proposed Transaction will not constitute a change of control for Viskase pursuant to Internal Revenue Code Section 382 or otherwise limit the usage by the Company of its NOLs, including, without limitation, under the terms of the tax allocation agreement to which it is party;

vii.
We have assumed, without independent verification, that the consummation of the Proposed Transaction will constitute a change of control for Enzon pursuant to Internal Revenue Code Section 382 and will effectively limit the usage of Enzon NOLs and R&D tax credit carryforwards on a combined basis;

viii.
For purposes of our financial analyses, (a) we have assumed that any potential non-compliance with financial covenants (consisting of a consolidated leverage ratio and fixed charge ratio) related to its senior credit facilities through the Management Forecast will be sufficiently addressed with a waiver from its lenders, amendment to the financial covenant metric threshold, or by way of some other relief mechanism, and (b) at your direction, we have evaluated the Company on a going concern basis;

ix.	We have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Viskase or Enzon, nor have we been furnished with any such evaluation or appraisals;
x.
A&M has not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of Viskase, Enzon, or any alternatives to the Proposed Transaction, (b) negotiate the terms of the Proposed Transaction, or (c) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction;

xi.
We have assumed that the Proposed Transaction will be consummated in accordance with the Amended Agreement, without waiver or amendment of any material term or condition thereof, and that the parties to the Amended Agreement will comply in all material respects with all material terms of the Amended Agreement;

Special Committee of the Board of Directors
Viskase Companies, Inc.
October 22, 2025

xii.	We have assumed that the final form of the Amended Agreement will not differ from the draft of the Amended Agreement referenced above in any respect material to our analyses or this Opinion;
xiii.
We have assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Amended Agreement without any amendments thereto or any waivers of any material terms or conditions thereof;

xiv.
We have assumed that all non-IEP affiliated holders of Enzon Preferred Stock will elect to convert their shares to Enzon Common Stock and not redeem such shares for cash at their stated liquidation value;

xv.
We express no view regarding, and this Opinion does not address, any legal, regulatory, taxation or accounting matters, as to which we understand that the Special Committee has obtained such advice as it deemed necessary from qualified professionals;

xvi.	We further assumed that the Merger and Conversion would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;
xvii.
This Opinion does not address, and should not be construed to address, the relative merits of the Proposed Transaction as compared to other business strategies or transactions that might be available with respect to Viskase, or the underlying business decision of the Special Committee to effect the Proposed Transaction;

xviii.	This Opinion does not address whether the consideration to be received for the Viskase Common Stock in the Proposed Transaction represents the best price obtainable;
xix.	This Opinion is based on business, economic, regulatory, monetary, market and other conditions as they exist as of the date hereof or as of the date of the information provided to us;
xx.
This Opinion is effective as of the date hereof. We have no obligation to update, revise, reaffirm or withdraw this Opinion or otherwise consider events occurring or coming to our attention after the date hereof; and

xxi.
We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on Viskase or Enzon, or the contemplated benefits to be derived in the Proposed Transaction.

Special Committee of the Board of Directors
Viskase Companies, Inc.
October 22, 2025

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in our analysis and in connection with the preparation of this Opinion, A&M has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.
This Opinion is not, and should not be construed as, a valuation opinion, credit rating or solvency opinion regarding, or an analysis of the credit worthiness of the Company, Enzon, or any other party, whether prior or subsequent to the Proposed Transaction or otherwise. In addition, A&M is not expressing any opinion as to the price or range of prices at which any of the securities of Viskase or Enzon may trade or be purchased or sold at any time.
In rendering this Opinion, A&M is not expressing any opinion with respect to the fairness of the amount or nature of any compensation to any officers, directors or employees of any party to the Proposed Transaction, or any class of such persons, relative to the Exchange Ratio in the Proposed Transaction or otherwise.
This Opinion may be reproduced in full in an information statement to shareholders of Viskase but may not otherwise be disclosed publicly in any manner without A&M’s prior written consent.
This Opinion is provided for the benefit of the Special Committee, in their capacity as such, in connection with and for the purposes of the Special Committee’s consideration of the Proposed Transaction. This Opinion does not constitute a recommendation by A&M to the Special Committee, any holder of securities of the Company or any other person as to how to vote or whether to take any action in relation to the Proposed Transaction or any form of assurance by A&M as to the condition of the Company or Enzon. This Opinion only addresses whether the Exchange Ratio in the Proposed Transaction is within a reference range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.
4.
Disclosure of Prior Relationships

A&M will receive a fee as compensation for our services in rendering this Opinion, a portion of which was paid as a non-refundable retainer, a portion of became payable as an incremental fee and the remainder of which is payable upon A&M stating to the Special Committee that it has completed its work with respect to its Opinion. No portion of A&M’s fee is contingent upon either the conclusion expressed in the Opinion or whether or not the Proposed Transaction is successfully consummated. The Company has also agreed to reimburse A&M for certain expenses and to indemnify A&M in respect of certain liabilities that might arise out of our engagement. Other than this engagement, during the two years preceding the date of this Opinion, A&M has provided financial advisory services to the Special Committee for which A&M has received compensation, including in connection

Special Committee of the Board of Directors
Viskase Companies, Inc.
October 22, 2025

with certain financing transactions between the Company and an affiliate of IEP and in connection with the Original Proposed Transaction.
5.
Conclusion

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Merger, after giving effect to the Related Transactions, pursuant to the Amended Agreement is fair, from a financial point of view, to the holders of Viskase Common Stock other than IEP and its affiliates.
This Opinion has been approved by the internal opinion committee of A&M.
Yours faithfully,
Alvarez & Marsal Valuation Services, LLC

ANNEX E
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ENZON PHARMACEUTICALS, INC.
The undersigned, Jeffrey H. Buchalter, being the President and Chief Executive Officer of Enzon Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
FIRST:   The present name of the corporation (hereinafter called the “Corporation”) is Enzon Pharmaceuticals, Inc.
SECOND:   The name under which the corporation was originally incorporated is Enzon, Inc. and the date of filing the original certificate of incorporation of the Corporation with the Secretary of State of the State of Delaware is May 11, 1983.
THIRD:   This Amended and Restated Certificate of Incorporation has been duly adopted by the Corporation’s Board of Directors and stockholders pursuant to the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware in the form set forth as follows:
1.   NAME.   The name of the corporation is Enzon Pharmaceuticals, Inc.
2.   ADDRESS; REGISTERED AGENT.   The Corporation’s registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle and the name of its registered agent at such address is The Corporation Trust Company.
3.   PURPOSE.   The nature of the business and purposes to be conducted or promoted by the Corporation are to engage in, carry on and conduct any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.
4.   NUMBER OF SHARES.   (A) The total number of shares of capital stock which the Corporation shall have authority to issue is 173,000,000 shares, of which 170,000,000 shares shall be Common Stock, par value $.01 per share, and 3,000,000 shares shall be Preferred Stock, par value $.01 per share.
(B)   The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation is hereby expressly authorized to provide, by resolution or resolutions duly adopted by it prior to issuance, for the creation of each such series and to fix the designation and the powers, preferences, rights, qualifications, limitations and restrictions relating to the shares of each such series. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determining the following:

(a)   the designation of such series, the number of shares to constitute such series and the stated value thereof if different from the par value thereof;
(b)   whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;
(c)   the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of stock of any other class or any other series of Preferred Stock;
(d)   whether the shares of such series shall be subject to redemption by the Corporation, and, if so, the times, prices and other conditions of such redemption;
(e)   the amount or amounts payable upon shares of such series upon, and the rights of the holders of such series in, the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Corporation;
(f)   whether the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporation purposes and the terms and provisions relating to the operation thereof;
(g)   whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of Preferred Stock or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;
(h)   the conditions or restrictions, if any, upon the creation of indebtedness of the Corporation or upon the issue of any additional stock, including additional shares of such series or of any other series of Preferred Stock or of any other class; and
(i)   any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions, thereof.
The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of Preferred Stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereof shall be cumulative.
Pursuant to the authority conferred by this Article Fourth upon the Board of Directors of the Corporation, the Board of Directors created a series of Preferred Stock designated as Series B Preferred Stock by filing a Certificate of Designations of the Corporation with the Secretary of State of the State of Delaware (the “Secretary of State”) on May 22, 2002, and the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the Corporation’s Series B Preferred Stock are set forth in Appendix A hereto and are incorporated herein by reference.

5.   NAME AND ADDRESS OF INCORPORATOR.   The name and mailing address of the incorporator is Dan Brecher, 260 Madison Avenue, New York, New York, 10016.
6.   ELECTION OF DIRECTORS.   Members of the Board of Directors may be elected either by written ballot or by voice vote.
7.   ADOPTION, AMENDMENT AND/OR REPEAL OF BY-LAWS.   The Board of Directors may from time to time (after adoption by the undersigned of the original by-laws of the Corporation) make, alter or repeal the by-laws of the Corporation; provided, that any by-laws made, amended or repealed by the Board of Directors may be amended or repealed, and any by-laws may be made, by the stockholders of the Corporation.
8.   COMPROMISES AND ARRANGEMENTS.   Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.
9.   NUMBER OF DIRECTORS.   (A) The Board of Directors shall consist of not less than three nor more than fifteen directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the whole Board of Directors, and such exact number shall be four until otherwise determined by resolution adopted by affirmative vote of a majority of the whole Board of Directors. As used in this Article 9, the term “whole Board” means the total number of directors, which the Corporation would have if there were no vacancies. The Board of Directors shall divide the directors into three classes and, when the number of directors is changed, shall determine the class or classes to which the increased or decreased number of directors shall be apportioned; provided, that no decrease in the number of directors shall affect the term of any director then in office. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of Preferred Stock shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the terms of the director or directors elected by such holders shall expire at the next succeeding annual meeting of stockholders. The term of office of directors elected at the 1986 Annual Meeting of Stockholders held on January 20, 1987 shall be as follows: the term of office of directors of the first class shall expire at the first annual meeting of stockholders after their election; the term of office of directors of the second class shall expire at the second annual meeting of stockholders after their election; and the term of office of directors of the third class shall expire at the third annual meeting of stockholders after their election; and as to directors of each class, when their respective successors are elected and qualified. At each annual meeting of stockholders subsequent to the 1986 Annual Meeting of Stockholders, directors elected to succeed those whose terms are expiring shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders and when their respective successors are elected and qualified.

(B)   Vacancies in the Board of Directors, however caused, and newly created directorships shall be filled solely by a majority vote of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which the director has been chosen expires and when the director’s successor is elected and qualified.
(C)   The affirmative vote of the holders of not less than two-thirds of the outstanding voting shares of capital stock of the Corporation entitled to vote generally in the election of directors shall be required to amend, alter, change or repeal, or adopt any provisions inconsistent with this Article 9, provided, however, that this paragraph shall not apply to, and such two-thirds vote shall not be required for, any amendment, alteration, change, repeal or adoption of any inconsistent provision declared advisable by the Board of Directors by the affirmative vote of two-thirds of the Board and submitted to stockholders for their consideration, but only if a majority of the members of the Board of Directors acting upon such matter shall be Continuing Directors. The term “Continuing Director” shall mean a director who was a member of the Board as of October 1, 1986.
10.   LIMITATION OF DIRECTORS’ LIABILITY; INDEMNIFICATION.   A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law. Any repeal or modification of this paragraph by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.
(SIGNATURE ON FOLLOWING PAGE)

I, Jeffrey H. Buchalter, President and Chief Executive Officer of the Corporation, for the purpose of amending and restating the Corporation’s Certificate of Incorporation pursuant to the Delaware General Corporation Law, do make this certificate, hereby declaring and certifying that the facts stated herein are true and this is my act and deed on behalf of the Corporation this 18th day of May, 2006.
By:
/S/ JEFFREY H. BUCHALTER

Jeffrey H. Buchalter
Title:   President and Chief Executive Officer

Appendix A to Restated Certificate of Incorporation
CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF
SERIES B PREFERRED STOCK
OF
ENZON, INC.
Pursuant to Section 151 of the
General Corporation Law of the State of Delaware
Enzon, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify that, pursuant to the authority conferred on the Board of Directors of the Corporation by the Certificate of Incorporation, as amended, of the Corporation and in accordance with Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation adopted the following resolution creating the preferences and rights of its series of 600,000 shares of Preferred Stock, no shares of which have been issued, designated as “ Series B Preferred Stock.”
RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of its Certificate of Incorporation, as amended, a series of preferred stock of the Corporation is hereby created and the designation and amount of such series and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:
a)
DESIGNATION AND AMOUNT.   The shares of such series shall be designated as “Series B Preferred Stock” (the “SERIES B PREFERRED STOCK”) and the number of shares constituting the Series B Preferred Stock shall be six hundred thousand (600,000). Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series B Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series B Preferred Stock.

b)
DIVIDENDS AND DISTRIBUTIONS.

(i)
Subject to the rights of the holders of any shares of any series of preferred stock (or any similar stock) ranking prior and superior to the Series B Preferred Stock with respect to dividends, the holders of shares of Series B Preferred Stock, in preference to the holders of Common Stock, par value $.01 (the “COMMON STOCK”), of the Corporation, and of any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a “QUARTERLY DIVIDEND PAYMENT DATE”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series B Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment hereinafter set forth, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series B Preferred Stock. In the event the Corporation shall at any time after June 3, 2002, declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series B Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(ii)
The Corporation shall declare a dividend or distribution on the Series B Preferred Stock as provided in paragraph (A) of this Section immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock or a subdivision of the outstanding Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1.00 per share on the Series B Preferred Stock shall nevertheless be payable, out of funds legally available for such purpose, on such subsequent Quarterly Dividend Payment Date.

(iii)
Dividends shall begin to accrue and be cumulative on outstanding shares of Series B Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series B Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series B Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series B Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

c)
VOTING RIGHTS. The holders of shares of Series B Preferred Stock shall have the following voting rights:

(i)
Subject to the provision for adjustment hereinafter set forth, each share of Series B Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time after June 3, 2002, declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series B Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(ii)
Except as otherwise provided herein, in any other Certificate of Designation creating a series of preferred stock or any similar stock, or by law, the holders of shares of Series B Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(iii)
Except as set forth herein, or as otherwise provided by law, holders of Series B Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

d)
CERTAIN RESTRICTIONS.

(i)
Whenever quarterly dividends or other dividends or distributions payable on the Series B Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series B Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(1)
declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred Stock;

(2)
declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Preferred Stock, except dividends paid ratably on the Series B Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(3)
redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series B Preferred Stock; or

(4)
redeem or purchase or otherwise acquire for consideration any shares of Series B Preferred Stock, or any shares of stock ranking on a parity with the Series B Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(ii)
The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

e)
REACQUIRED SHARES.   Any shares of Series B Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock subject to the conditions and restrictions on issuance set forth herein, in the Certificate of Incorporation, as amended, or in any other certificate of designation creating a series of preferred stock or any similar stock or as otherwise required by law.

f)
LIQUIDATION, DISSOLUTION OR WINDING UP.   Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (1) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred Stock unless, prior thereto, the holders of shares of Series B Preferred Stock shall have received the greater of (i) $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (ii) an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount to be distributed per share to holders of shares of Common Stock, or (2) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Preferred Stock, except distributions made ratably on the Series B Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation shall at any time after June 3, 2002, declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series B Preferred Stock were entitled immediately prior to such event under clause (1)(ii) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.
g)
CONSOLIDATION, MERGER, ETC.   In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series B Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after June 3, 2002, declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series B Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

h)
NO REDEMPTION.   The shares of Series B Preferred Stock shall not be redeemable.

i)
RANK.   The Series B Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of the Corporation’s preferred stock.

j)
FRACTIONAL SHARES.   Series B Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series B Preferred Stock.

k)
AMENDMENT.   The Certificate of Incorporation, as amended of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or rights of the Series B Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock, voting together as a single class.

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ENZON PHARMACEUTICALS, INC.

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

Enzon Pharmaceuticals, Inc., a Delaware corporation (hereinafter called the “CORPORATION”), does hereby certify as follows:
FIRST:   Article 9, Paragraphs A and B of the Corporation’s Amended and Restated Certificate of Incorporation are hereby amended to read in their entirety as set forth below:
9.   NUMBER OF DIRECTORS.   (A) The Board of Directors shall consist of not less than three nor more than fifteen directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the whole Board of Directors, and such exact number shall be four until otherwise determined by resolution adopted by affirmative vote of a majority of the whole Board of Directors. As used in this Article 9, the term “whole Board” means the total number of directors, which the Corporation would have if there were no vacancies. The Board of Directors shall not be classified. From and after the 2010 Annual Meeting of Stockholders, directors shall be elected at each annual meeting of stockholders for a one-year term expiring at the next annual meeting of stockholders and until such director’s successor is elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal; provided that no decrease in the number of directors shall affect the term of any director then in office. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of Preferred Stock shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the terms of the director or directors elected by such holders shall be governed by the terms of this Amended and Restated Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) applicable thereto.
(B)   Unless otherwise required by law or this Amended and Restated Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock), vacancies on the Board of Directors, however caused, and newly created directorships shall be filled solely by a majority vote of the directors then in office, whether or not a quorum, and any director so chosen shall hold office until the next annual meeting of stockholders and until such director’s successor is elected and qualified.
SECOND:   The foregoing amendments were duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.
[EXECUTION PAGE FOLLOWS.]

IN WITNESS WHEREOF, Enzon Pharmaceuticals, Inc. has caused this Certificate to be duly executed in its corporate name this 13th day of July, 2010.
ENZON PHARMACEUTICALS, INC.
By:
/s/ Ralph del Campo

Name:   Ralph del Campo
Title:    Principal Executive Officer
[Signature Page to Certificate of Amendment]

ANNEX F
SECOND AMENDED AND RESTATED
BY-LAWS
OF
ENZON PHARMACEUTICALS, INC.,*
(A Delaware corporation)
*(As amended by Amendment No. 1 thereto, effective February 15, 2013. Additions made by such amendment are underlined in boldface type, and deletions made by such amendment are struck through.)
ARTICLE I
DEFINITION
As used in these By-laws as amended, unless the context otherwise requires, the term:
Section 1.1   “Assistant Secretary” means an Assistant Secretary of the Corporation.
Section 1.2   “Assistant Treasurer” means an Assistant Treasurer of the Corporation.
Section 1.3   “Board” means the Board of Directors of the Corporation.
Section 1.4   “By-laws” means the initial by-laws of the Corporation, as amended from time to time.

F-1

Section 1.5   “Certificate of Incorporation” means the initial certificate of incorporation of the Corporation, as amended, supplemented or restated from time to time.
Section 1.6   “Corporation” means Enzon Pharmaceuticals, Inc.
Section 1.7   “Directors” means directors of the Corporation.
Section 1.8   “General Corporation Law” means the General Corporation Law of the State of Delaware, as amended from time to time.
Section 1.9   “Office of the Corporation” means the executive office of the Corporation, anything in Section 131 of the General Corporation law to the contrary notwithstanding.
Section 1.10   “President” means the President of the Corporation.
Section 1.11   “Secretary” means the Secretary of the Corporation.
Section 1.12   “Stockholders” means stockholders of the Corporation.
Section 1.13   “Treasurer” means the Treasurer of the Corporation.
Section 1.14   “Vice President” means a Vice President of the Corporation.
ARTICLE II
STOCKHOLDERS
Section 2.1   Place of Meetings.
Every meeting of the Stockholders shall be held at the office of the Corporation or at such other place within or without the State of Delaware as shall be specified or fixed in the notice of such meeting or in the waiver of notice hereof.
Section 2.2   Annual Meeting.
A meeting of Stockholders shall be held annually for the election of directors or the transaction of other business at such hour and on such business day as may be determined by the Board and designated in the notice of meeting.
Section 2.3   Deferred Meeting for Election of Directors, Etc.
If the annual meeting of Stockholders for the election of directors and the transaction of other business is not held on the date fixed in Section 2.2, the Board shall call a meeting of Stockholders for the election of directors and the transaction of other business as soon thereafter as convenient.
Section 2.4   Other Special Meetings.
A special meeting of Stockholders (other than a special meeting for the election of directors), unless otherwise prescribed by statute, may be called at any time by the Board or by the President or by the Secretary. At any special meeting of Stockholders only such business may be transacted which is related to the purpose or purposes of such meeting set forth in the notice thereof given pursuant to Section 2.6 of the By-laws or in any waiver of notice thereof given pursuant to Section 2.7 of the By-laws.
Section 2.5   Fixing Record Date.
For the purpose of determining the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or for the purpose of determining Stockholders entitled to receive payment of any dividend or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix, in advance, a date as the

F-2

record date for any such determination of Stockholders. Such date shall not be more than sixty nor less then ten days before the date of such meeting, nor more than sixty days prior to any other action.
Section 2.5.1   If no such record date is fixed, the record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;
Section 2.5.2   Without limiting the foregoing, in order that the Corporation may determine the Stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the Resolution fixing the record date is adopted by the Board, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. Any Stockholder of record seeking to have the Stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board to fix a record date. The Board shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board within ten (10) days of the date on which such a request is received, the record date for determining Stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or any officer or agent of the Corporation having custody of the book in which proceedings of Stockholders meetings are recorded, to the attention of the Secretary of the Corporation. Delivery shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by applicable law, the record date for determining Stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board adopts the resolution taking such prior action.

F-3

Section 2.5.3   The record date for determining Stockholders for any purpose other than that specified in Sections 2.5.1 and 2.5.2 shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
When a determination of Stockholders entitled to notice of or to vote at any meeting of Stockholders has been made as provided in this Section 2.5 such determination shall apply to any adjournment thereof, unless the Board fixes a new record date for the adjourned meeting.
Section 2.6   Notice of Meeting of Stockholders.
Except as otherwise provided in Sections 2.5 and 2.7 of the By-laws, whenever under the General Corporation Law or the Certificate of Incorporation or the By-laws, stockholders are required or permitted to take any action at a meeting, written notice shall be given stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. A copy of the notice of any meeting shall be given, personally or by mail, not less than ten nor more than sixty days before the date of the meeting, to each Stockholder entitled to notice of or to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, with postage prepaid, and directed to the Stockholder at his address as it appears on the records of the corporation. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent of the Corporation that the notice required by this Section 2.6 has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted at the meeting as originally called. If, however, the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting.
Section 2.7   Waivers of Notice.
Whenever notice is required to be given to any Stockholder under any provision of the General Corporation Law or of the Certificate of Incorporation or the By-laws, a written waiver thereof, signed by the Stockholder entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a Stockholder at a meeting shall constitute a waiver of notice of such meeting, except when the Stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Stockholders need be specified in any written waiver of notice.
Section 2.8   List of Stockholders.
The Secretary shall prepare and make, or cause to be prepared and made, at least ten days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any Stockholder who is present.

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Section 2.9   Quorum of Stockholders; Adjournment.
The holders of one-third of the shares of stock entitled to vote at any meeting of Stockholders, present in person or represented by proxy, shall constitute a quorum for the transaction of any business at such meeting. When a quorum is once present to organize a meeting of Stockholders, it is not broken by the subsequent withdrawal of any Stockholders. The holders of a majority of the shares of stock present in person or represented by proxy at any meeting of Stockholders, including an adjourned meeting, whether or not a quorum is present, may adjourn such meeting to another time and place.
Section 2.10   Voting; Proxies.
Unless otherwise provided in the Certificate of Incorporation every Stockholder of record shall be entitled at every meeting of Stockholders to one vote for each share of capital stock standing in his name on the record of Stockholders determined in accordance with Section 2.5 of the By-laws. If the Certificate of Incorporation provides for more or less than one vote for any share, on any matter, every reference in the By-laws or the General Corporation Law to a majority or other proportion of stock shall refer to such majority or other proportion of the votes of such stock. The provisions of Sections 212 and 217 of the General Corporation Law shall apply in determining whether any shares of capital stock may be voted and the persons, if any, entitled to vote such shares; but the Corporation shall be protected in treating the persons in whose names shares of capital stock stand on the record of Stockholders as owners thereof for all purposes. At any meeting of Stockholders (at which a quorum was present to organize the meeting), all matters, except as otherwise provided by law or by the Certificate of Incorporation or by the By-laws, shall be decided by a majority of the votes cast at such meeting by the holders of shares present in person or represented by proxy and entitled to vote thereon, whether or not a quorum is present when the vote is taken. Commencing with the 2011 Annual Meeting of Stockholders, a nominee for director shall be elected to the Board if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary receives a notice that a stockholder has nominated a person for election to the Board in compliance with the Certificate of Incorporation and these By-laws, to the extent applicable, and applicable law and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth day before the Corporation first mails its notice of meeting for such meeting to the Stockholders. If Directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee. All elections of directors shall be by written ballot unless otherwise provided in the Certificate of Incorporation. In voting on any other question on which a vote by ballot is required by law or is demanded by any Stockholder entitled to vote, the voting shall be by ballot. Each ballot shall be signed by the Stockholder voting or by his proxy, and shall state the number of shares voted. On all other questions, the voting may be viva voce. Every Stockholder entitled to vote at a meeting of Stockholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy. The validity and enforceability of any proxy shall be determined in accordance with Section 212 of the General Corporation Law.
Section 2.11   Selection and Duties of Inspectors at Meetings of Stockholders.
The Board, in advance of any meeting of Stockholders, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at such meeting may, and on the request of any Stockholder entitled to vote thereat shall, appoint one or more inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment made by the Board in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspector or inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all Stockholders. On request of the person presiding at the meeting or any Stockholder entitled to vote thereat, the inspector or inspectors shall make a report in writing of any challenge, question or matter determined by him or them and execute a certificate of any fact found by him or them. Any report or certificate made by the inspector or inspectors shall be prima facie evidence of the facts stated and of the vote as certified by him or them.

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Section 2.12   Organization.
At every meeting of Stockholders, the President, or in the absence of the President a Vice President, and in case more than one Vice President shall be present, that Vice President designated by the Board (or in the absence of any such designation, the most senior Vice President, based on age, present), shall act as chairman of the meeting. The Secretary, or in his absence one of the Assistant Secretaries, shall act as secretary of the meeting. In case none of the officers above designated to act as chairman or secretary of the meeting, respectively, shall be present, a chairman or a secretary of the meeting, as the case may be, shall be chosen by a majority of the votes cast at such meeting by the holders of shares of capital stock present in person or represented by proxy and entitled to vote at the meeting.
Section 2.13   Order of Business.
The order of business at all meetings of Stockholders shall be as determined by the chairman of the meeting, but the order of business to be followed at any meeting at which a quorum is present may be changed by a majority of the votes cast at such meeting by the holders of shares of capital stock present in person or represented by proxy and entitled to vote at the meeting.
Section 2.14   Written Consent of Stockholders Without a Meeting.
Any action which could be taken at any annual or special meeting of Stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall (a) be signed by the holders of outstanding stock entitled to vote thereon (as determined in accordance with subsection 2.5.2 hereof) having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (b) be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the records of proceedings of meetings of Stockholders. Delivery made to the corporation’s registered office shall be by hand or by certified mail or registered mail, return receipt requested. Every written consent shall bear the date of signature of each Stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless written consents signed by the holders of outstanding stock entitled to vote thereon (as determined in accordance with subsection 2.5.2 hereof) having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, are delivered to the Corporation, in the manner required by this Section, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner required by this Section 2.14. The validity of any consent executed by a proxy for a Stockholder pursuant to a telegram, cablegram or other means of electronic transmission transmitted to such proxy holder by or upon the authorization of the Stockholder shall be determined by or at the direction of the secretary. A written record of the information upon which the person making such determination relied shall be made and kept in the records of the proceedings of the Stockholders. Any such consent shall be inserted in the minute book as if it were the minutes of a meeting of the Stockholders.
Section 2.15   Notifications of Nominations and Proposed Business.
No business may be transacted at an annual meeting of Stockholders (an “Annual Meeting”), other than business that is either (a) specified in the notice of such meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof), (b) otherwise properly brought before the Annual Meeting by or at the direction of the Board (or any duly authorized committee thereof), or (c) otherwise properly brought before the Annual Meeting by any Stockholder (i) who is a Stockholder of record on the date of the giving of the notice provided for in this Section 2.15 and on the record date for the determination of Stockholders entitled to notice of and to vote at such Annual Meeting, and (ii) who complies with the notice procedures set forth in this Section 2.15.

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Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors, except as may be otherwise provided in the Certificate of Incorporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of Directors in certain circumstances. Nominations of persons for election as Directors may be made at any Annual Meeting, or at any special meeting of Stockholders (a “Special Meeting”) called for the purpose of electing Directors, (a) by or at the direction of the Board (or any duly authorized committee thereof) or (b) by any Stockholder (i) who is a Stockholder of record on the date of the giving of the notice provided for in this Section 2.15 and on the record date for the determination of Stockholders entitled to notice of and to vote at such Annual Meeting or Special Meeting, and (ii) who complies with the notice procedures set forth in this Section 2.15.
In addition to any other applicable requirements, for (a) business to be properly brought before an Annual Meeting by a Stockholder or (b) a nomination to be made at any Annual Meeting or Special Meeting by a Stockholder, such Stockholder must have given timely notice thereof in proper written form to the Secretary.
To be timely, a Stockholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation (a) in the case of an Annual Meeting that is held during calendar year 2013, not earlier than the date on which public disclosure of the date of such Annual Meeting is made nor later than the close of business on the tenth (10th) day following the day on which public disclosure of the date of such Annual Meeting is made; (b) in the case of an Annual Meeting (other than an Annual Meeting that is held during calendar year 2013), not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding Annual Meeting of Stockholders; provided, however, that in the event that the Annual Meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the Stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the Annual Meeting was mailed or public disclosure of the date of the Annual Meeting was made, whichever first occurs; and (c) in the case of nominations of persons for election as Directors at a Special Meeting called for the purpose of electing Directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the Special Meeting was mailed or public disclosure of the date of the Special Meeting was made, whichever first occurs.
With respect to matters proposed to be brought before an Annual Meeting, to be in proper written form, a Stockholder’s notice to the Secretary must set forth as to each matter (i) a brief description of the business desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting, (ii) the name and record address of such Stockholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such Stockholder, (iv) a description of all arrangements or understandings between such Stockholder and any other person or persons (including their names) in connection with the proposal of such business by such Stockholder and any material interest of such Stockholder in such business and (v) a representation that such Stockholder intends to appear in person or by proxy at the Annual Meeting to bring such business before the meeting.
With respect to each person proposed to be nominated for election as a Director, to be in proper written form, a Stockholder’s notice to the Secretary must set forth (a) as to each person, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder and (v) a statement whether such person, if elected, intends to tender, promptly following such person’s election or re-election, an irrevocable resignation effective upon such person’s failure to receive the required vote for re-election at the next annual meeting at which such person would face re-election, in accordance with the Corporation’s Board Resignation Policy; and (b) as to the Stockholder giving the notice, (i) the name and record address of such Stockholder, (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such Stockholder, (iii) a description of all arrangements or understandings between such Stockholder and each proposed nominee and any other person or persons (including their

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names) pursuant to which the nomination(s) are to be made by such Stockholder, (iv) a representation that such Stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (v) all other information relating to such Stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a Director if elected.
No business shall be conducted at any Annual Meeting except business brought before such Annual Meeting in accordance with the procedures set forth in this Section 2.15; provided, however, that, once business has been properly brought before such Annual Meeting in accordance with such procedures, nothing in this Section 2.15 shall be deemed to preclude discussion by any Stockholder of any such business. No person shall be eligible for election as a Director unless nominated in accordance with the procedures set forth in this Section 2.15. If (i) the chairman of any Annual Meeting determines that business was not properly brought before the Annual Meeting or (ii) the chairman of any Annual Meeting or Special Meeting determines that a nomination was not made in accordance with the foregoing procedures, the chairman shall declare to the meeting that the business was not properly brought before the meeting or that the nomination was defective, as applicable, and such business shall not be transacted and such defective nomination shall be disregarded.
ARTICLE III
DIRECTORS
Section 3.1   General Powers.
Except as otherwise provided in the Certificate of Incorporation, the business and affairs of the corporation shall be managed by or under the direction of the Board. The Board may adopt such rules and regulations, not inconsistent with the Certificate of Incorporation or the By-laws or applicable laws, as it may deem proper for the conduct of its meetings and the management of the Corporation. In addition to the powers expressly conferred by the By-laws, the Board may exercise all powers and perform all acts which are not required, by the By-laws or the Certificate of Incorporation or by law, to be exercised and performed by the Stockholders.
Section 3.2   Number.
The Board shall consist of not less than three nor more than fifteen directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the whole Board and such exact number shall be four until otherwise determined by resolution adopted by affirmative vote of a majority of the whole Board. As used in this Article 3, the term “whole Board” means the total number of directors which the Corporation would have if there were no vacancies.
Section 3.3   No Classification of the Board.
The Board shall not be classified.
Section 3.4   Election.
Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of preferred stock shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the terms of the director or directors elected by such holders shall be governed by the terms of the Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock) applicable thereto.

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Section 3.5   Term.
From and after the 2010 Annual Meeting of Stockholders, directors shall be elected at each annual meeting of Stockholders for a one-year term expiring at the next annual meeting of Stockholders and until such director’s successor is elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal; provided that no decrease in the number of directors shall affect the term of any director then in office.
Section 3.6   Vacancies.
Unless otherwise required by law or the Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock), vacancies on the Board, however caused, and newly created directorships shall be filled solely by a majority vote of the directors then in office, whether or not a quorum, and any director so chosen shall hold office until the next annual meeting of Stockholders and until such director’s successor is elected and qualified.
Section 3.7   Resignations.
Any director may resign at any time by written notice to the Corporation. Such resignation shall take effect at the time therein specified, and unless otherwise specified, the acceptance of such resignation shall not be necessary to make it effective.
Section 3.8   Removal of Directors.
Except as otherwise provided by law, any or all of the directors may be removed only for cause, by vote of the holders of a majority of the shares then entitled to vote at an election of directors.
Section 3.9   Compensation.
Each director, in consideration of his service as such, shall be entitled to receive from the Corporation such amount per annum or such fees for attendance at directors’ meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable expenses incurred by him in connection with the performance of his duties. Each director who shall serve as a member of any committee of directors in consideration of his serving as such shall be entitled to such additional amount per annum or such fees for attendance at committee meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable expenses incurred by him in the performance of his duties. Nothing in this Section 3.9 shall preclude any director from serving the Corporation or its subsidiaries in any other capacity and receiving proper compensation therefore.
Section 3.10   Place and Time of Meetings of the Board.
Meetings of the Board, regular or special, may be held at any place within or without the State of Delaware. The times and places for holding meetings of the Board may be fixed from time to time by resolution of the Board or (unless contrary to resolution of the Board) in the notice of the meeting.
Section 3.11   Annual Meetings.
On the day when and at the place where the annual meeting of Stockholders for the election of directors is held, and as soon as practicable thereafter, the Board may hold its annual meeting without notice of such meeting, for the purpose of organization, the election of officers and the transaction of other business. The annual meeting of the Board may be held at any other time and place specified in a notice given as provided in Section 3.13 of the By-laws for special meetings of the Board or in a waiver of notice thereof.

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Section 3.12   Regular Meetings.
Regular meetings of the Board may be held at such times and places as may be fixed from time to time by the Board. Unless otherwise required by the Board, regular meetings of the Board may be held without notice. If any day fixed for a regular meeting of the Board shall be a Saturday or Sunday or a legal holiday at the place where such meeting is to be held, then such meeting shall be held at the same hour at the same place on the first business day thereafter which is not a Saturday, Sunday or legal holiday.
Section 3.13   Special Meetings.
Special meetings of the Board shall be held whenever called by the President or the Secretary or by any two or more directors. Notice of each special meeting of the Board shall, if mailed,. be addressed to each director at the address designated by him for that purpose or, if none is designated, at his last known address at least two days before the date on which the meeting is to be held; or such notice shall be sent to each director at such address by telegraph cable or wireless, or be delivered to him personally, not later than the day before the date on which such meeting is to be held. Every such notice shall state the time and place of the meeting but need not state the purposes of the meeting, except to the extent required by law. If mailed, each notice shall be deemed given when deposited with postage thereon prepaid, in a post office or official depository under the exclusive care and custody of the United States Postal Service. Such mailing shall be by first class mail.
Section 3.14   Adjourned Meetings.
A majority of the directors present at any meeting of the Board, including an adjourned meeting, whether or not a quorum is present, may adjourn such meeting to another time and place. Notice of any adjourned meeting of the Board need not be given to any director whether or not present at the time of the adjournment. Any business may be transacted at any adjourned meeting that might have been transacted at the meeting as originally called.
Section 3.15   Waiver of Notice.
Whenever notice is required to be given to any director or member of a committee of directors under any provision of the General Corporation Law or of the Certificate of Incorporation or By-laws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice.
Section 3.16   Organization.
At each meeting of the Board, the President of the Corporation, or in the absence of the president, a chairman chosen by the majority of the directors present, shall preside. The Secretary shall act as secretary at each meeting of the Board. In case the Secretary shall be absent from any meeting of the Board, an Assistant Secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and Assistant Secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.
Section 3.17   Quorum of Directors.
One-third of the directors then in office shall constitute a quorum for the transaction of business or of any specified item of business at any meeting of the Board.

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Section 3.18   Action by the Board.
All corporate action taken by the Board or any committee thereof shall be taken at a meeting of the Board, or of such committee, as the case may be, except that any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or Committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. Members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.18 shall constitute presence in person at such meeting. Except as otherwise provided by the Certificate of Incorporation or by law, the vote of a majority of the directors present (including those who participate by means of conference telephone or similar communications equipment) at the time of the vote, if a quorum is present at such time, shall be the act of the Board.
ARTICLE IV
COMMITTEES OF THE BOARD
The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation, adopting on agreement of merger or consolidation, recommending to the Stockholders the sale, lease or exchange of all or substantially all of the Corporation’s property and assets, recommending to the Stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the By-laws of the Corporation; and, unless the resolution designating it expressly so provides, no such Committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.
ARTICLE V
OFFICERS
Section 5.1   Officers.
The Board shall elect a President, a Secretary and a Treasurer, and may elect or appoint one or more Vice Presidents and such other officers as it may determine. The Board may designate one or more Vice Presidents as Executive Vice President and may use descriptive words or phrases to designate the standing, seniority or area of special competence of the vice Presidents elected or appointed by it. Each officer shall hold his office until his successor is elected and qualified or until his earlier death, resignation or removal in the manner provided in Section 5.2 of the By-laws. Any two or more offices may be held by the same person. The Board may require any officer to give a bond or other security for the faithful performance of his duties, in such amount and with such sureties as the Board may determine. All officers as between themselves and the Corporation shall have such authority and perform such duties in the management of the Corporation as may be provided in the By-laws or as the Board may from time to time determine.

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Section 5.2   Removal of Officers.
Any officers elected or appointed by the Board may be removed by the Board with or without cause. The removal of an officer without cause shall be without prejudice to his contract rights, if any. The election or appointment of an officer shall not of itself create contract rights.
Section 5.3   Resignations.
Any officer may resign at any time in writing by notifying the Board or the President or the Secretary. Such resignation shall take effect at the date of receipt of such notice or at such later time as is therein specified, and, unless otherwise specified, the acceptance of such resignation shall not be necessary to make it effective. The resignation of an officer shall be without prejudice to the contract rights of the Corporation, if any.
Section 5.4   Vacancies.
A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled for the unexpired portion of the term in the manner prescribed in the By-laws for the regular election or appointment to such office.
Section 5.5   Compensation.
Salaries or other compensation of the officers may be fixed from time to time by the Board. No officer shall be prevented from receiving a salary or other compensation by reason of the fact that he is also a director.
Section 5.6   President.
The President shall be the chief executive officer of the Corporation and shall have general supervision over the business of the Corporation, subject, however, to the control of the Board and of any duly authorized committee of directors. The President shall, if present, preside at all meetings of the Stockholders and at all meetings of the Board. He may, with the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer, sign certificates for shares of capital stock of the Corporation. He may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases where the signing and execution thereof shall be expressly delegated by the Board or by the By-laws to some other officer or agent of the Corporation, or shall be required by law otherwise to be signed or executed; and, in general, he shall perform all duties incident to the Office of President and such other duties as from time to time may be assigned to him by the Board.
Section 5.7   Vice Presidents.
At the request of the President, or in his absence, at the request of the Board, the vice Presidents shall (in such order as may be designated by the Board or in the absence of any such designation in order of seniority based on age) perform all of the duties of the President and so acting shall have all the powers of and be subject to all restrictions upon the President. Any Vice President may also, with the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer, sign certificates for shares of capital stock of the Corporation; may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts or other instruments authorized by the Board, except in cases where the signing and execution thereof shall be expressly delegated by the Board or by the By-laws to some other officer or agent of the Corporation, or shall be required by law otherwise to be signed or executed; and shall perform such other duties as from time to time may be assigned to him by the Board or by the President.
Section 5.8   Secretary.
The Secretary, if present, shall act as secretary of all meetings of the Stockholders and of the Board, and shall keep the minutes thereof in the proper book or books to be provided for that purpose; he shall see that all notices required to be given by the Corporation are duly given and served; he may, with the President or a Vice President, sign certificates for shares of capital stock of the Corporation; he shall be custodian of the seal of the Corporation and may seal with the seal of the Corporation, or a facsimile thereof, all certificates for shares of capital stock of the Corporation and all documents the execution of which on behalf of the corporation under its corporate seal is authorized in accordance with the provisions of the By-laws; he shall

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have charge of the stock ledger and also of the other books, records and papers of the Corporation relating to its organization and management as a Corporation, and shall see that the reports, statements and other documents required by law are properly kept and filed; and shall, in general, perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board or by the President.
Section 5.9   Treasurer.
The Treasurer shall have charge and custody of, and be responsible for, all funds, securities and notes of the Corporation; receive and give receipts for moneys due and payable to the Corporation from any sources whatsoever; deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositaries as shall be selected in accordance with these By-laws; against proper vouchers, cause such funds to be disbursed by checks or drafts on the authorized depositaries of the Corporation signed in such manner as shall be determined in accordance with any provisions of the By-laws, and be responsible for the accuracy of the amounts of all moneys so disbursed; regularly enter or cause to be entered in books to be kept by him or under his direction full and adequate account of all moneys received or paid by him for the account of the Corporation; have the right to require, from time to time reports or statements giving such information as he may desire with respect to any and all financial transactions of the Corporation from the officers or agents transacting the same; render to the President or the Board, whenever the President or the Board, respectively, shall require him so to do, an account of the financial condition of the Corporation and of all his transactions as Treasurer; exhibit at all reasonable times his books of account and other records to any of the directors upon application at the office of the Corporation where such books and records are kept; and in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Board or by the President; and he may sign with the President or a Vice President certificates for shares of capital stock of the Corporation.
Section 5.10   Assistant Secretaries and Assistant Treasurers.
Assistant Secretaries and Assistant Treasurers shall perform such duties as shall be assigned to them by the Secretary or by the Treasurer, respectively, or by the Board or by the President. Assistant Secretaries and Assistant Treasurers may, with the President or a Vice President, sign certificates for shares of capital stock of the Corporation.
ARTICLE VI
CONTRACTS, CHECKS, DRAFTS, BANK ACCOUNTS, ETC.
Section 6.1   Execution of Contracts.
The Board may authorize any officer, employee or agent, in the name and on behalf of the Corporation, to enter into any contract or execute and satisfy any instrument, and any such authority may be general or confined to specific instances, or otherwise limited.
Section 6.2   Loans.
The President or any other officer, employee or agent authorized by the By-laws or by the Board may effect loans and advances at any time for the Corporation from any bank, trust company or other institutions or from any firm, corporation or individual and for such loans and advances may make, execute and deliver promissory notes, bonds or other certificates or evidences of indebtedness of the Corporation, and when authorized so to do may pledge and hypothecate or transfer any securities or other property of the Corporation as security for any such loans or advances. Such authority conferred by the Board may be general or confined to specific instances or otherwise limited.

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Section 6.3   Checks, Drafts, Etc.
All checks, drafts and other orders for the payment of money out of the funds of the Corporation and all notes or other evidences of indebtedness of the corporation shall be signed on behalf of the Corporation in such manner as shall from time to time be determined by resolution of the Board.
Section 6.4   Deposits.
The funds of the Corporation not otherwise employed shall be deposited from time to time to the order of the Corporation in such banks, trust companies or other depositaries as the Board may select or as may be selected by an officer, employee, or agent of the Corporation to whom such power may from time to time be delegated by the Board.
ARTICLE VII
STOCK AND DIVIDENDS
Section 7.1   Shares of Stock.
The shares of capital stock of the Corporation shall be represented by a certificate, unless and until the Board of Directors of the Corporation adopts a resolution permitting shares to be uncertificated. Notwithstanding the adoption of any such resolution providing for uncertificated shares, every holder of capital stock of the Corporation theretofore represented by certificates and, upon request, every holder of uncertificated shares, shall be entitled to have a certificate for shares of capital stock of the Corporation signed by, or in the name of the Corporation by, (a) the Chairman of the Board, the Chief Executive Officer, the President or any Executive Vice President, and (b) the Chief Financial Officer, the Secretary or an Assistant Secretary, certifying the number of shares owned by such stockholder in the Corporation.
Section 7.2   Transfer of Shares of Stock.
Stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these By-laws. Transfers of stock shall be made on the books of the Corporation, and in the case of certificated shares of stock, only by the person named in the certificate or by such person’s attorney lawfully constituted in writing and upon the surrender of the certificate therefor, properly endorsed for transfer and payment of all necessary transfer taxes; or, in the case of uncertificated shares of stock, upon receipt of proper transfer instructions from the registered holder of the shares or by such person’s attorney lawfully constituted in writing, and upon payment of all necessary transfer taxes and compliance with appropriate procedures for transferring shares in uncertificated form; provided, however, that such surrender and endorsement, compliance or payment of taxes shall not be required in any case in which the officers of the Corporation shall determine to waive such requirement. With respect to certificated shares of stock, every certificate exchanged, returned or surrendered to the Corporation shall be marked “Cancelled,” with the date of cancellation, by the Secretary or Assistant Secretary of the Corporation or the transfer agent thereof. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.
Section 7.3   Transfer and Registry Agents.
The Corporation may from time to time maintain one or more transfer offices or agent and registry offices or agents at such place of places as may be determined from time to time by the Board.
Section 7.4   Lost, Destroyed, Stolen and Mutilated Certificates.
The holder of any shares of capital stock of the Corporation shall immediately notify the Corporation of any loss, destruction, theft or mutilation of the certificate representing such shares, and the Corporation may issue a new certificate to replace the certificate alleged to have been lost, destroyed, stolen or mutilated. The Board may, in its discretion, as a condition to the issue of any such new certificate, require the owner of the lost, destroyed, stolen or mutilated certificate, or his legal representatives, to make proof satisfactory to the Board of such loss, destruction, theft or mutilation and to advertise such fact in such manner as the Board may require, and to give the corporation and its transfer agents and registrars, or such of them as the Board may require, a bond in such form, in such sum and with such surety or sureties as the Board may

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direct, to indemnify the Corporation and its transfer agents and registrars against any claim that may be made against any of them on account of the continued existence of any such certificate so alleged to have been lost, destroyed, stolen or mutilated and against any expense in connection with such claim.
Section 7.5   Regulations.
The Board may make such rules and regulations as it may deem expedient, not inconsistent with the By-laws or with the Certificate of Incorporation, concerning the issue, transfer and registration of certificates representing shares of its capital stock.
Section 7.6   Restriction on Transfer of Stock.
A written restriction on the transfer or registration of transfer of capital stock of the Corporation, if permitted by Section 202 of the General Corporation Law and noted conspicuously on the certificate representing such capital stock, may be enforced against the holder of the restricted capital stock or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder. Unless noted conspicuously on the certificate representing such capital stock, a restriction, even though permitted by Section 202 of the General Corporation Law, shall be ineffective except against a person with actual knowledge of the restriction. A restriction on the transfer or registration of transfer of capital stock of the Corporation may be imposed either by the Certificate of Incorporation or by an agreement among any number of Stockholders or among such Stockholders and the Corporation. No restriction so imposed shall be binding with respect to capital stock issued prior to the adoption of the restriction unless the holders of such capital stock are parties to an agreement or voted in favor of the restriction.
Section 7.7   Dividends, Surplus, Etc.
Subject to the provisions of the Certificate of Incorporation and of law, the Board:
Section 7.7.1   May declare and pay dividends or make other distributions on the outstanding shares of capital stock in such amounts and at such time or times as, in its discretion, the condition of the affairs of the Corporation shall render advisable;
Section 7.7.2   May use and apply, in its discretion, any of the surplus of the Corporation in purchasing or acquiring any shares of capital stock of the Corporation, or purchase warrants therefore, in accordance with law, or any of its bonds, debentures, notes, scrip or other securities or evidences of indebtedness; and
Section 7.7.3   May set aside from time to time out of such surplus or net profits such sum or sums as, in its discretion, it may think proper, as a reserve fund to meet contingencies, or for equalizing dividends or for the purpose of maintaining or increasing the property or business of the Corporation, or for any purpose it may think conducive to the best interests of the Corporation.

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ARTICLE VIII
INDEMNIFICATION
Section 8.1   Indemnification of Officers and Directors.
The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or an officer of the Corporation, against expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the fullest extent and in the manner set forth in and permitted by the General Corporation Law, and any other applicable law, as from time to time in effect. Such right of indemnification shall not be deemed exclusive of any other rights to which such director or officer may be entitled apart from the foregoing provisions. The foregoing provisions of this Section 8.1 shall be deemed to be a contract between the Corporation and each director and officer who serves in such capacity at any time while this Article 8 and the relevant provisions of the General corporation Law and other applicable law, if any, are in effect and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.
Section 8.2   Indemnification of Other Persons.
The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the extent and in the manner set forth in and permitted by the General Corporation Law, and any other applicable law, as from time to time in effect. Such right of indemnification shall not be deemed exclusive of any other rights to which any such person may be entitled apart from the foregoing provisions.
Section 8.3   Insurance.
The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation or a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of Sections 8.1 and 8.2 of the By-laws or under Section 145 of the General Corporation Law or any other provision of Law.
ARTICLE IX
BOOKS AND RECORDS
Section 9.1   Books and Records.
The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of the Stockholders, the Board and any committee of the Board. The Corporation shall keep at the office designated in the Certificate of Incorporation or at the office of the transfer agent or registrar of the Corporation in Delaware, a record containing the names and addresses of all Stockholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

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Section 9.2   Form of Records.
Any records maintained by the Corporation in the regular course of its business including its stock ledger, books of account, and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs, or any other information storage device, provided that the records so kept can be converted into clearly legible written form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.
Section 9.3   Inspection of Books and Records.
Except as otherwise provided by law, the Board shall determine from time to time whether, and, if allowed, when and under what conditions and regulations the accounts, books, minutes and other records of the Corporation, shall be open to the inspection of any Stockholder or director.
ARTICLE X
SEAL
The Board may adopt a corporate seal which shall be in the form of a circle and shall bear the full name of the corporation, the year of its incorporation and the word “Delaware.”
ARTICLE XI
FISCAL YEAR
The fiscal year of the Corporation shall be determined, and may be changed, by resolution of the Board.
ARTICLE XII
VOTING OF SHARES HELD
Unless otherwise provided by resolution of the Board, the President may, from time to time, appoint one or more attorneys or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as a Stockholder or otherwise in any other corporation, any of whose shares or securities may be held by the Corporation, at meetings of the holders of stock or other securities of such other corporation, or to consent in writing to any action by any such other corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed on behalf of the Corporation and under its corporate seal, or otherwise, such written proxies, consents, waivers or other instruments as he may deem necessary or proper in the premises; or the President may himself attend any meeting of the holders of the stock or other securities of any such other corporation and thereat vote or exercise any or all other powers of the Corporation as the holder of such stock or other securities of such other corporation.
ARTICLE XIII
AMENDMENTS
The By-laws may be altered, amended, supplemented or repealed, or new By-laws may be adopted, by vote of the holders of the shares entitled to vote in the election of directors, provided that Articles 3.2, 3.3, 3.4, 3.5, 3.6, 3.7 and 3.8 may only be amended by the affirmative vote of the holders of not less than two-thirds of the outstanding voting shares of capital stock of the Corporation entitled to vote generally in the election of directors; provided, however, that such two-thirds vote shall not be required for, any amendment, alteration, change, repeal or adoption of any inconsistent provision declared advisable by the Board by the affirmative vote of two-thirds of the Board and submitted to Stockholders for their consideration, but only if a majority of the members of the Board acting upon such matter shall be Continuing Directors. The term “Continuing Director” shall mean a director who was a member of the Board as of October 1, 1986. With the exception of Articles 3.2, 3.3, 3.4, 3.5, 3.6, 3.7 and 3.8, the By-laws may also be altered, amended,

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supplemented, repealed, or new By-laws may be adopted, by the Board. Any By-laws adopted, altered, amended, or supplemented by the Board may be altered, amended, or supplemented or repealed by the Stockholders entitled to vote thereon in accordance with the provisions hereof.

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ANNEX G
WRITTEN CONSENT OF THE STOCKHOLDERS OF
ENZON PHARMACEUTICALS, INC.
This written consent is solicited by
the board of directors of Enzon Pharmaceuticals, Inc.
Please return this consent no later than [•] [a.m./p.m.], Eastern Time, on [•], which is the final date that the board of directors of Enzon Pharmaceuticals, Inc., a Delaware corporation (“Enzon”), has set for receipt of written consents. Any written consent not returned will have the same effect as a consent returned that elects to “WITHHOLD CONSENT” on the proposals. Any stockholder that signs, dates and returns this consent but does not indicate whether such stockholder consents, withholds consent or abstains from any particular proposal will be deemed to have elected to “CONSENT” to such proposal in accordance with the recommendation of the board of directors of Enzon.
The undersigned, being a holder of record as of the close of business on [•] of common stock of Enzon, par value $0.01 per share (“Enzon Common Stock”), hereby consents, withholds consent or abstains as indicated below, by written consent without a meeting pursuant to Section 228 of the General Corporation Law of the State of Delaware, to the proposals as set forth below with respect to all of the shares of Enzon Common Stock that the undersigned holds of record as of the close of business on [•].
By its signature below, the undersigned acknowledges receipt of the consent solicitation statement dated [•], which is part of the registration statement on Form S-4 (No. 333-[•]) of Enzon and which more fully describes the proposals below.
Proposal 1.
The approval of the proposed charter amendment to the Amended and Restated Certificate of Incorporation of Enzon to effect the consolidation of the issued and outstanding shares of Enzon common stock at a ratio of 1 for 100.

CONSENT ☐	WITHHOLD CONSENT ☐	ABSTAIN ☐

Proposal 2.
The adoption of the Merger Agreement, dated as of June 20, 2025, by and among Enzon, EPSC Acquisition Corp. (“Merger Sub”) and Viskase Companies, Inc. (“Viskase”), as amended by the Merger Agreement Amendment, dated as of October 24, 2025, pursuant to which Merger Sub will merge with and into Viskase, with Viskase surviving the merger as a wholly owned subsidiary of Enzon, and the separate corporate existence of Merger Sub will cease.

CONSENT ☐	WITHHOLD CONSENT ☐	ABSTAIN ☐
IMPORTANT:   PLEASE SIGN AND DATE THE CONSENT BELOW.
If held in joint tenancy, all persons must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please give full title as such. If Enzon Common Stock is held by a corporation, please sign the full corporate name by president or other authorized officer. If Enzon Common Stock is held by a partnership or other entity, please sign the full partnership or other entity name by authorized person.
Please sign, date and return this written consent promptly to Enzon c/o Continent Stock Transfer & Trust Company, 1 State Street Plaza, 30th Floor, New York, New York 10004. Enzon recommends that you also email a .pdf copy of your executed written consent to Enzon’s consent solicitor, HKL & Co., LLC, at enzn@hklco.com.
Your written consent may be changed or revoked any time before [•] by delivering a notice of revocation to the Secretary of Enzon, or by delivering a later-dated written consent to Enzon at the address set forth above.

G-1

IF AN INDIVIDUAL:	IF JOINT HOLDER:
By: (duly authorized signature)	By: (duly authorized signature)
Name: (please print or type full name)	Name: (please print or type full name)
Title: (please print or type full name)	Title: (please print or type full name)
Date: ,	Date: ,
IF AN ENTITY:
By:
Name:
Title:
Date: , 2025

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PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers of Enzon
Delaware General Corporation Law.   Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the Person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Person in connection with such action, suit or proceeding if the Person acted in good faith and in a manner the Person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the Person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner which the Person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the Person’s conduct was unlawful.
Section 145(b) of the DGCL states that a corporation may indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the Person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the Person in connection with the defense or settlement of such action or suit if the Person acted in good faith and in a manner the Person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the Person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the Person is fairly and reasonably entitled to indemnity for such expenses as the Court or such other court shall deem proper.
Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such Person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such Person in connection therewith. A corporation may indemnify any other Person who is not a present or former director or officer of the corporation against expenses (including attorney’s fees) actually and reasonably incurred by such Person to the extent he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein.
Section 145(d) of the DGCL states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the Person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a Person who is a director or officer at the time of such determination (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders.
Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such Person’s official capacity and as to action in another capacity while holding such office.
Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any Person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such Person and incurred by such Person in any such capacity or arising out of such Person’s status as such, whether or not the corporation would have the power to indemnify such Person against such liability under the provisions of Section 145.
Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a Person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a Person.
Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director or officer of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock purchases or redemptions, (iv) for any transaction from which the director or officer derived an improper Personal benefit or (v) for any officer in any action by or in the right of the corporation.
Bylaws and Certificate of Incorporation.
In accordance with Article VIII, Section 8.1 of the Enzon By-Laws, Enzon will indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or an officer of Enzon, against expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the fullest extent and in the manner set forth in and permitted by the DGCL, and any other applicable law, as from time to time in effect. Such right of indemnification will not be deemed exclusive of any other rights to which such director or officer may be entitled apart from the foregoing. The provisions of Section 8.1 are deemed to be a contract between Enzon and each director and officer who serves in such capacity at any time while Article VIII and the relevant provisions of the DGCL and other applicable law, if any, are in effect and any repeal or modification thereof will not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.
Pursuant to Section 8.2 of the Enzon By-Laws, Enzon may indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was an employee or agent of Enzon, or is or was serving at the request of Enzon as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the extent and in the manner set forth in and permitted by the DGCL, and any other applicable law, as from time to time in effect. Such right of indemnification will not be deemed exclusive of any other rights to which any such Person may be entitled apart from the foregoing provisions.
Section 8.3 of the Enzon By-Laws allows Enzon to purchase and maintain insurance on behalf of any Person who is or was a director, officer, employee or agent of Enzon, or is or was serving at the request of Enzon or a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Enzon would have the power to indemnify him against such liability under the provisions of Sections 8.1 and 8.2 of the Enzon By-laws or under Section 145 of the DGCL or any other provision of law.
Article X of the Enzon Charter provides that a director of Enzon will not be personally liable to Enzon or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Enzon or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as it may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of Enzon, in addition to the limitation on personal liability provided in the Enzon Charter, will be limited to the fullest extent permitted by the DGCL. Any repeal or modification of Article X by the stockholders of Enzon shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of Enzon existing at the time of such repeal or modification.
Merger Agreement.   Section 6.3 of the Merger Agreement requires that, for six (6) years following the Effective Time, Enzon and the Surviving Company are required to, indemnify and hold harmless all Indemnified Parties against any costs (including reasonable attorneys’ fees) and expenses (including advancing costs (including reasonable attorneys’ fees) and expenses and applicable retention amounts under applicable insurance policies) prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable law, the Enzon Organizational Documents or the Viskase Organizational Documents, as applicable, and any indemnification agreements with any Indemnified Party set forth in Section 6.3(a) of the Enzon Disclosure Letter, as defined in the Merger Agreement, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding, whether civil, criminal, administrative or investigative process, in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Merger), whether asserted or claimed prior to, at or after the Effective Time, by reason of the fact of such Indemnified Party’s serving or having served as an officer, director or manager of Enzon or any of Enzon’s Subsidiaries or Viskase or any of Viskase’s Subsidiaries. The foregoing rights to indemnification and advancement also apply with respect to any action to enforce Section 6.3(a) and that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, then existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or bylaws (or comparable organizational documents) or in any indemnification agreement in existence on the date of the Merger Agreement and provided to Enzon or Viskase, as applicable, prior to the date of the Merger Agreement shall survive the Merger and shall continue in full force and effect in accordance with the terms thereof. Notwithstanding anything in Section 6.3 to the contrary, if any Indemnified Party notifies Enzon or the Surviving Company on or prior to the sixth (6th) anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification or advancement of expenses pursuant to Section 6.3, the provisions of Section 6.3 that require Enzon and the Surviving Company to indemnify and advance expenses shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.
Further, the Merger Agreement requires that, for six (6) years following the Effective Time, Enzon and the Surviving Company are required to maintain in effect the provisions in (i) the Enzon Organizational Documents and Viskase Organizational Documents, respectively, and (ii) certain indemnification agreements of Enzon with any Indemnified Party, subject to certain limited exceptions. Such provisions may not be amended, modified or repealed in a manner that would adversely affect the rights or protections of any Indemnified Party with respect to acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Merger) without the prior written consent of such Indemnified Party or such Person’s heirs, executors, administrators or Representatives.
In addition, the Merger Agreement requires that, at or prior to the Effective Time, Viskase (or, at Enzon’s election, Enzon) will purchase a six (6) year prepaid “tail” policy for the benefit of Enzon’s directors and officers who served prior to the transactions contemplated by the Merger Agreement, which Enzon and the Surviving Company will maintain in effect for the duration of such policy. The policy must provide coverage on terms and conditions (including retentions, limits and other material terms) that are substantially equivalent to the current directors’ and officers’ liability insurance and fiduciary liability insurance policies maintained by Enzon and its Subsidiaries with respect to matters arising at or prior to the Effective Time. However, the aggregate cost of such “tail” policy may not exceed 300% of the last aggregate annual premium paid by Enzon prior to the date of the Merger Agreement for such policies, and if the cost would exceed such amount, Viskase will be permitted to purchase as much coverage as is reasonably practicable for such amount.
In the event that Enzon, the Surviving Company, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Enzon or the Surviving Company will assume the obligations set forth in Section 6.3 of the Merger Agreement. The rights and obligations under Section 6.3 of the Merger Agreement will survive the consummation of the Merger and will not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The parties to the Merger Agreement acknowledged and agreed that the Indemnified Parties will be third party beneficiaries of Section 6.3, each of whom may enforce the provisions thereof.
Please see the section titled “D&O Insurance and Indemnification” in the consent solicitation statement that forms a part of this Registration Statement on Form S-4 for further information regarding the indemnification and directors’ and officers’ insurance provisions in the Merger Agreement.

EXHIBIT INDEX
Exhibit Number	Exhibit Description
2.1†	Agreement and Plan of Merger, dated as of June 20, 2025, by and between Enzon Pharmaceuticals, Inc., EPSC Acquisition Corp., and Viskase Companies, Inc. (included as Annex A to the prospectus/consent solicitation statement).
2.2*†	First Amendment to Agreement and Plan of Merger, dated as of October 24, 2025, by and between Enzon Pharmaceuticals, Inc., EPSC Acquisition Corp., and Viskase Companies, Inc. (included as Annex A-1 to the prospectus/consent solicitation statement).
3.1	Amended and Restated Certificate of Incorporation dated May 18, 2006, together with that Certificate of Amendment to the Amended and Restated Certificate of Incorporation dated July 13, 2010 (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q of Enzon Pharmaceuticals, Inc. filed on August 9, 2010).
3.2	Second Amended and Restated By-Laws effective March 11, 2011, as amended by Amendment No. 1 to the Second Amended and Restated By-Laws effective February 15, 2013 (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K of Enzon Pharmaceuticals, Inc. filed with the SEC on March 18, 2013).
3.3	First Amendment to the Second Amended and Restated By-Laws, effective February 24, 2022 (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K of Enzon Pharmaceuticals, Inc. filed with the SEC on February 25, 2022).
3.4	Certificate of Designation of Series A-1 Junior Participating Preferred Stock of Enzon Pharmaceuticals, Inc. filed with the Secretary of State of the State of Delaware on August 14, 2020 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K of Enzon Pharmaceuticals, Inc. filed with the SEC on August 14, 2020).
3.5	Certificate of Designation of Series C Non-Convertible Redeemable Preferred Stock of Enzon Pharmaceuticals, Inc., filed with the Secretary of State of the State of Delaware on September 21, 2020 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Enzon Pharmaceuticals, Inc. filed with the SEC on September 23, 2020).
3.6*	Amended and Restated Certificate of Incorporation of Viskase Companies, Inc., filed with the Secretary of State of the State of Delaware on April 3, 2003.
3.7*	Amended and Restated Bylaws of Viskase Companies, Inc., as amended and restated through August 10, 2017.
3.8*	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Viskase Companies, Inc., filed with the Secretary of State of the State of Delaware on October 7, 2020.
4.1	Description of Enzon Pharmaceuticals, Inc.’s Registered Securities (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K of Enzon Pharmaceuticals, Inc. filed with the SEC on February 21, 2025).
4.2	Section 382 Rights Agreement, dated as of August 14, 2020, by and between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, which includes the Form of Certificate of Designation as Exhibit A, Form of Rights Certificate as Exhibit B and the Form of Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Enzon Pharmaceuticals, Inc. filed with the SEC on August 14, 2020).
4.3	First Amendment to the Section 382 Rights Agreement, dated as of June 4, 2021 and effective as of June 2, 2021, by and between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Enzon Pharmaceuticals, Inc. filed with the SEC on June 8, 2021).
4.4	Second Amendment to the Section 382 Rights Agreement, dated as of May 16, 2024, by and between Enzon Pharmaceuticals, Inc., and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Enzon Pharmaceuticals, Inc. filed with the SEC on May 22, 2024).

Exhibit Number	Exhibit Description
4.5	Third Amendment to the Section 382 Rights Agreement, dated as of March 31, 2025, by and between Enzon Pharmaceuticals, Inc., and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Enzon Pharmaceuticals, Inc. filed with the SEC on April 1, 2025).
4.6	Fourth Amendment to the Section 382 Rights Agreement, dated as of August 13, 2025, by and between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q of Enzon Pharmaceuticals, Inc. filed with the SEC on August 14, 2025).
4.7	Fifth Amendment to the Section 382 Rights Agreement, dated as of September 30, 2025, by and between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Enzon Pharmaceuticals, Inc. filed with the SEC on September 30, 2025).
5.1**	Legal Opinion of Thompson Hine LLP
10.1	Development, License and Supply Agreement between Enzon, Inc. (now known as Enzon Pharmaceuticals, Inc.) and Schering Corporation dated November 14, 1990, as amended (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of Enzon Pharmaceuticals, Inc. filed with the SEC on September 26, 2002).
10.2	Amended and Restated Exclusive IP Marketing Agreement, dated as of June 28, 2004, by and between Micromet AG and Enzon Pharmaceuticals, Inc (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K of Enzon Pharmaceuticals, Inc. filed with the SEC on February 21, 2019).
10.3	Letter Agreement, dated January 30, 2019, between Servier IP UK Limited and Enzon Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K of Enzon Pharmaceuticals, Inc. filed with the SEC on February 21, 2019).
10.4	Investment Agreement, dated as of September 1, 2020, by and between Enzon Pharmaceuticals, Inc. and Icahn Capital LP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Enzon Pharmaceuticals, Inc. filed with the SEC on September 1, 2020).
10.5#	Independent Contractor Agreement, effective as of February 24, 2022, between Enzon Pharmaceuticals, Inc. and Richard L. Feinstein (incorporated by reference to Exhibit 3.5 to the Annual Report on Form 10-K of Enzon Pharmaceuticals, Inc. filed with the SEC on February 25, 2022).
10.6#	Form of Indemnification Agreement for members of the Board of Directors (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Enzon Pharmaceuticals, Inc. filed with the SEC on April 26, 2022).
10.7*†	Credit Agreement, dated October 9, 2020, by and between Viskase Companies, Inc., Bank of America, N.A., BMO Harris Bank N.A., Truist Bank, BOFA Securities, Inc., BMO Capital Markets Corp., and BOFA Securities, Inc.
10.8*	First Amendment to Credit Agreement, dated August 13, 2021
10.9*	Second Amendment to Credit Agreement, dated August 10, 2022
10.10*#	Employment Agreement, dated September 6, 2022, by and between Timothy Feast and Viskase Companies, Inc.
10.11*#	Viskase Companies, Inc. 2022 Long-Term Incentive Plan
10.12*#	Viskase Companies, Inc. 2024 Management Incentive Plan
10.13*	Limited Waiver and Third Amendment to Credit Agreement, dated February 14, 2025
10.14†	Support Agreement, dated as of June 20, 2025, by and between Icahn Enterprises Holdings L.P. and certain of its affiliates, Enzon Pharmaceuticals, Inc. and Viskase Companies, Inc. (included as Annex B to the prospectus/consent solicitation statement).
10.15*	Fourth Amendment to Credit Agreement, dated July 25, 2025
10.16*	Fourth Amendment Fee Letter to Credit Agreement, dated July 25, 2025
10.17*	Joseph King Offer Letter, dated May 4, 2022, by and between Viskase Companies, Inc. and Joseph King

Exhibit Number	Exhibit Description
10.18*	Thomas Holz Offer Letter, dated December 19, 2022, by and between Viskase Companies, Inc. and Thomas Holz
10.19*	Armando Herrara Offer Letter, dated March 15, 2024, by and between Viskase Companies, Inc. and Armando Herrara
10.20*	Jan Stevens Offer Letter, dated June 7, 2024, by and between Viskase Companies, Inc. and Jan Stevens
10.21*	Marcelo Passos Offer Letter, dated September 13, 2024, by and between Viskase Companies, Inc. and Marcelo Passos
10.22*	Joseph Marigliano Offer Letter, dated January 30, 2025, by and between Viskase Companies, Inc. and Joseph Marigliano
10.23*	Silverman Consulting, Inc. Engagement Letter, dated November 1, 2025, by and between Viskase Companies, Inc. and Silverman Consulting, Inc.
10.24*	First Amendment to Support Agreement, dated as of October 24, 2025, by and between Icahn Enterprises Holdings L.P. and certain of its affiliates, Enzon Pharmaceuticals, Inc. and Viskase Companies, Inc. (included as Annex B-1 to the prospectus/consent solicitation statement).
10.25*#	Employment Agreement between Viskase Companies, Inc. and Thomas D. Davis, effective December 1, 2025.
10.26*	John Plescia Offer Letter, dated December 8, 2025, by and between Viskase Companies, Inc. and John Plescia.
10.27*	Robert Schouten Offer Letter, dated September 23, 2025, by and between Viskase GmbH and Robert Schouten.
21.1	Subsidiaries of Registrant (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K of Enzon Pharmaceuticals, Inc. filed with the SEC on February 21, 2025).
23.1**	Consent of EisnerAmper LLP, independent registered public accounting firm for Enzon Pharmaceuticals, Inc.
23.2**	Consent of Grant Thornton LLP, independent registered public accounting firm for Viskase Companies, Inc.
23.3**	Consent of Thompson Hine LLP (included in Exhibit 5.1)
24.1**	Power of Attorney (included on signature page hereto)
99.1*	Form of Written Consent of Holders of Common Stock of Enzon Pharmaceuticals, Inc. (included as Annex G to the prospectus/consent solicitation statement).
99.2**	Consent of [•] to be named as a director.
99.3**	Consent of A.G.P./Alliance Global Partners LLC, financial advisor for Enzon Pharmaceuticals, Inc.
99.4**	Consent of Alvarez & Marsal Valuation Services, LLC, financial advisor for Viskase Companies, Inc.
107**	Filing Fee Table

*
Filed herewith

**
Filed by amendment

^
Portions of this exhibit have been redacted and filed separately with the SEC pursuant to a confidential treatment request.

#
Management contracts or compensatory plans and arrangements required to be filed pursuant to Item 601(b)(10)(ii)(A) or (iii) of Regulation S-K.

†
Schedules, exhibits and/or annexes have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any such omitted item will be furnished supplementally to the Securities and Exchange Commission upon request.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, Enzon Pharmaceuticals, Inc. has duly caused this registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cranford, State of New Jersey, on [           ], 2025.
ENZON PHARMACEUTICALS, INC.
By:

Name: Richard L. Feinstein
Title:
Chief Executive Officer, Chief Financial Officer and Secretary

POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints Richard L. Feinstein, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated, on            , 2025
Signature	Title
Richard L. Feinstein	Chief Executive Officer, Chief Financial Officer, Secretary (Principal Executive Officer, Principal Financial Officer)
Randolph C. Read	Director (Chairman of the Board)
Jordan Bleznick	Director
Jaffrey A. Firestone	Director
Stephen T. Wills	Director